Form 20-F
Cheche Group Inc.
filed 2023-09-27
CIK 1965473

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 14, 2023

Commission File Number: 001-41801

Cheche Group Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Lei Zhang

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(86) 10 5083-0911

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, $0. 00001 par value per share	CCG	The NASDAQ Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CCGWW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 76,148,641 ordinary shares (consisting of 57,552,137 Class A ordinary shares and 18,596,504 Class B ordinary shares) and 13,726,877 warrants outstanding as of September 26, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	☐	Other ☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On September 14, 2023, Cheche Group Inc. (the “Company” or “We”) consummated the previously announced business combination with Prime Impact Acquisition I (“Prime Impact”), pursuant to the business combination agreement, dated as of January 29, 2023 (the “Business Combination Agreement”), by and among Prime Impact, the Company, Cheche Merger Sub Inc. (“Merger Sub”), and Cheche Technology Inc. (“CCT”).

Pursuant to the Business Combination Agreement, the business combination (the “Business Combination”) were effected in two steps. On September 14, 2023 (the “Closing Date”), (1) Prime Impact merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a publicly traded entity (the time at which the Initial Merger became effective is referred to herein as the “Initial Merger Effective Time”); and (2) immediately following the Initial Merger, Merger Sub merged with and into CCT (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

At the Initial Merger Effective Time, pursuant to the Initial Merger: (1) each ordinary share of the Company, par value $0.00001 per share, issued and outstanding immediately prior to the Initial Merger Effective Time were redeemed for par value; (2) each then issued and outstanding Class A ordinary share of Prime Impact, par value $0.0001 per share and Class B ordinary share of Prime Impact, par value $0.0001 per share, were canceled and convert automatically, on a one-for-one basis, into one Class A ordinary share of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”); and (3) each then issued, outstanding and unexercised whole warrant exercisable for one Class A ordinary share of Prime Impact (including public warrants sold as part of the units in Prime Impact’s initial public offering, and warrants sold to the Prime Impact Cayman LLC (the “Sponsor”), collectively, the “Prime Impact Warrants”) were assumed and converted automatically into one whole warrant exercisable for one Class A Ordinary Share (each resulting warrant, an “Assumed Public Warrant”).

On the Closing Date and immediately prior to the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), each CCT Preferred Share then issued and outstanding immediately prior to the Acquisition Merger Effective Time were convert automatically into a number of ordinary shares, par value $0.00001 per share, of CCT at the then-effective conversion rate in accordance with CCT’s sixth amended and restated articles of association (the “Conversion”).

At the Acquisition Merger Effective Time, pursuant to the Acquisition Merger: (1) each ordinary share of CCT, par value $0.00001 per share (the “CCT Ordinary Shares”), including CCT Ordinary Shares resulting from the Conversion, that were (i) then issued and outstanding and (ii) held in CCT’s treasury, were canceled and converted into the right to receive a number of Class A Ordinary Shares based on the Per Share Merger Consideration (as defined herein); (2) each then issued and outstanding CCT Ordinary Share held by Mr. Lei Zhang and Mutong Holding Limited (“CCT Founder Shares”) were canceled and converted into the right to receive a number of Class B ordinary shares of the Company, par value $0.00001 per share (the “Class B Ordinary Shares”), based on the Per Share Merger Consideration; (3) each outstanding and unexercised warrant of CCT (the “CCT Warrant”) were assumed by the Company and converted into a warrant to acquire Class A Ordinary Shares (each resulting warrant, an “Assumed CCT Warrant”); (4) each CCT Option (as defined herein) to purchase a CCT Ordinary Share that was outstanding and unexercised were assumed and converted into an option to purchase such number of Class A Ordinary Shares based on the Per Share Merger Consideration; and (5) each CCT Restricted Share (as defined herein) that was issued and outstanding were converted into such number of Class A Ordinary Shares based on the Per Share Merger Consideration, subject to the terms and conditions that applied to the corresponding CCT Restricted Share Awards (as defined herein).

On September 11, 2023, the Company entered into a certain Subscription Agreement (the “Subscription Agreement”) with Prime Impact and certain leading global investor (the “PIPE Investor”), pursuant to which, among other things, the PIPE Investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investor, an aggregate of 1,300,000 Class A Ordinary Shares, at a purchase price equal to $10.00 per share (the “Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The Private Placement was closed concurrently with the closing of the Business Combination.

In addition to the Private Placement, on September 11, 2023, the Company entered into a certain Backstop Agreement (the “Backstop Agreement”) with Prime Impact and a certain investor (the “Backstop Investor”), pursuant to which, among other things, the Backstop Investor agreed (1) to purchase Class A ordinary shares of Prime Impact with an aggregate market value of no less than US$5.0 million (“SPAC Shares”) in open market or private transactions, (2) not to redeem or transfer any SPAC Shares purchased pursuant to the Backstop Agreement until and after the consummation of the Business Combination, and (3) to subscribe for and purchase an aggregate of 500,000 Class A Ordinary Shares, at a purchase price equal to $10.00 per share (the “Backstop Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement.

On September 14, 2023, the Company entered into a certain Sponsor Subscription Agreement (the “Sponsor Subscription Agreement”) with Prime Impact and the Sponsor, pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Sponsor, an aggregate of 634,228 Class A Ordinary Shares, at a purchase price equal to $10.00 per share (the “Sponsor Private Placement”) in connection with the settlement of the SPAC transaction expenses as contemplated under the Business Combination Agreement and a letter agreement by and among, Company, Prime impact and other relevant parties. The Sponsor Private Placement was closed concurrently with the closing of the Business Combination.

As a result of the foregoing transactions, there were 76,148,641 Ordinary Shares (consisting of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares) and 13,726,877 Warrants (consisting of 10,802,764 Assumed Public Warrants, 2,860,561 Assume Private Warrants and 63,552 Innoven Warrant) outstanding as of September 26, 2023.

On September 18, 2023, the Class A Ordinary Shares and the warrants of the Company commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “CCG” and “CCGWW,” respectively.

Conventions that Apply to this Shell Report on Form 20-F

Except as otherwise indicated or required by context, references in this shell company report on Form 20-F (the “Report”) to “we,” “us,” “our,” “our company,” “the Company” refer to Cheche Group Inc., means its subsidiaries and, in the context of describing the operations and consolidated financial statements, the Affiliated Entities (as defined herein).

“Acquisition Closing” means the closing of the Acquisition Merger.

“Acquisition Closing Date” means the date of closing of the Acquisition Merger.

“Acquisition Merger” means the merger on the Closing Date of Merger Sub with and into CCT, with CCT surviving the merger as a wholly owned subsidiary of the Company.

“Acquisition Merger Effective Time” means the date and time at which the Acquisition Merger becomes effective.

“Affiliated Entities” means the VIE, Beijing Cheche Technology Co., Ltd., and its subsidiaries, Cheche Insurance Sales & Services Co., Ltd., Huicai Insurance Brokerage Co., Ltd. and Cheche Zhixing (Ningbo) Car Service Co., Ltd.

“Amended and Restated Memorandum and Articles of Association” means our currently effective memorandum and articles of association, which was adopted by the shareholders of Prime Impact and CCT on September 12, 2023 and became effective on September 14, 2023.

“Assumed CCT Warrant” means the warrants to purchase Class A Ordinary Shares into which the CCT Warrants will convert at the Acquisition Merger Effective Time.

“Assumed Private Warrant” means the warrants to purchase Class A Ordinary Shares into which the Private Warrants converted at the Initial Merger Effective Time.

“Assumed Public Warrant” means the warrants to purchase Class A Ordinary Shares into which the Prime Impact Warrants converted at the Initial Merger Effective Time.

“Backstop Private Placement” means the offer and sale to the Backstop Investor, an aggregate of 500,000 Class A Ordinary Shares at a purchase price equal to $10.00 per share, pursuant to the Backstop Agreement dated September 11, 2023, by and among Prime Impact, the Company and the Backstop Investor.

“Business Combination” means the Initial Merger, the Acquisition Merger, and all other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of January 29, 2023, by and among Prime Impact, Merger Sub, the Company and CCT.

“CAC” means the Cyberspace Administration of the PRC.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“CBIRC” means the China Banking and Insurance Regulatory Commission.

“CCT” means Cheche Technology Inc., its subsidiaries and, in the context of describing the operations and consolidated financial statements, the Affiliated Entities.

“CCT Options” means all outstanding options to purchase CCT Ordinary Shares, whether or not exercisable and whether or not vested, granted under the 2019 Equity Incentive Plan of CCT.

“CCT Preferred Shares” means (1) Series Seed Preferred Shares of CCT, par value $0.00001 per share, (2) Series Pre-A Preferred Shares of CCT, par value $0.00001 per share, (3) Series A Preferred Shares of CCT, par value $0.00001 per share, (4) Series B Preferred Shares of CCT, par value $0.00001 per share, (5) Series C Preferred Shares of CCT, par value $0.00001 per share, (6) Series D1 Preferred Shares of CCT, par value $0.00001 per share, (7) Series D2 Preferred Shares of CCT, par value $0.00001 per share, and (8) Series D3 Preferred Shares of CCT, par value $0.00001 per share, in each case issued and outstanding immediately prior to the Acquisition Merger Effective Time.

“CCT Restricted Share Awards” means all outstanding restricted share awards of CCT Ordinary Shares, whether or not vested, granted under the 2019 Equity Incentive Plan of CCT.

“CCT Warrant” or “Innoven Warrant” means a warrant to purchase an aggregate of 865,228 ordinary shares issued to Innoven Capital China Pte. Ltd., which were assumed by the Company at the Acquisition Merger Effective Time and converted into a warrant to purchase 63,552 Class A Ordinary Shares.

“Class A Ordinary Shares” means Class A Ordinary Shares, par value $0.00001 per share, of the Company, each of which will be entitled to one vote.

“Class B Ordinary Shares” means Class B Ordinary Shares, par value $0.00001 per share, of the Company, each of which will be entitled to three votes.

“Closing Date” means September 14, 2023, the date on which the Initial Closing and the Acquisition Closing occurred.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Conversion” means the conversion of each share of preferred shares of CCT into a number of CCT Ordinary Shares immediately prior to the Acquisition Merger Effective Time at the then-effective conversion rate as calculated pursuant to the constitutional documents of CCT.

“CSRC” means the China Securities Regulatory Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchanged Restricted Shares” means the restricted Class A Ordinary Shares into which each CCT Restricted Share shall be converted, subject to the terms and conditions that applied to the corresponding CCT Restricted Share Awards, at the Acquisition Merger Effective Time.

“Founder” means Mr. Lei Zhang.

“HFCAA” means the Holding Foreign Companies Accountable Act.

“Hong Kong Subsidiaries” means Cheche Technology (HK) Limited and any other Hong Kong-incorporated subsidiary that CCT may have in the future.

“Initial Merger” means the merger of Prime Impact with and into the Company, with the Company surviving the merger as a publicly traded entity.

“Initial Merger Effective Time” means the date and time at which the Initial Merger becomes effective.

v

“insurance carriers” means companies that offer one or more types of insurance policies to individual consumers or corporate customers, either directly or through insurance agencies or brokers. Many insurance carriers in China maintain provincial and municipal branches, as under PRC Law, an insurance carrier can only issue auto insurance policies in the provinces, autonomous regions and municipalities where it is incorporated or has established branches.

“insurance carrier customers” means provincial or municipal branches, as the case maybe, of insurance carriers that have entered into contracts with us.

“iResearch” means iResearch Inc., a third-party research firm, which has prepared an industry report regarding our industry and market position in China.

“Merger Sub” means Cheche Merger Sub Inc.

“Ordinary Shares” means the Class A Ordinary Shares and Class B Ordinary Shares of the Company.

“PCAOB” means the Public Company Accounting Oversight Board.

“Plans of Merger” means the plans of merger pursuant to the Business Combination Agreement.

“PRC” or “China” means the People’s Republic of China (including, for the avoidance of doubt, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), and only in the context of describing the industry matters, including those derived from the report of iResearch, and the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this Report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

“PRC Subsidiaries” means Baodafang Technology Co., Ltd., Cheche Technology (Ningbo) Co., Ltd. and any other PRC-incorporated subsidiary that CCT may have in the future.

“Prime Impact” means Prime Impact Acquisition I.

“Prime Impact Class A Ordinary Shares” means a Class A ordinary share of Prime Impact Acquisition I, par value $0.0001 per share.

“Prime Impact Class B Ordinary Shares” means a Class B ordinary share of Prime Impact Acquisition I, par value $0.0001 per share.

“Prime Impact Ordinary Shares” means Prime Impact Class A Ordinary Shares and Prime Impact Class B Ordinary Shares.

“Per Share Merger Consideration” means a number of Ordinary Shares equal to (1) $760,000,000 divided by $10.00, and divided by (2) the aggregate fully diluted share capital of CCT, being, without duplication, the aggregate number of CCT ordinary shares that are (i) (x) issued and outstanding and (y) held in the CCT’s treasury immediately prior to the Acquisition Merger Effective Time, (ii) issuable directly or indirectly upon, or subject to, the conversion, exercise or settlement of any equity interest in CCT issued and outstanding immediately prior to the Acquisition Merger Effective Time, including CCT Preferred Shares, CCT Options, CCT Restricted Shares Awards and CCT Warrant, in each case, that are issued and outstanding immediately prior to the Acquisition Merger Effective Time, or (iii) issuable pursuant to any permitted equity financing of CCT.

“Private Placement” means the offer and sale to the PIPE Investor, an aggregate of 1,300,000 Class A Ordinary Shares at a purchase price equal to $10.00 per share, pursuant to the Subscription Agreement dated September 11, 2023, by and among the Company, Prime Impact and the PIPE Investor.

“Private Warrants” means the warrants sold to Sponsor in the private placement consummated concurrently with the initial public offering of Prime Impact, each entitling its holder to purchase one Class A ordinary share of Prime Impact at an exercise price of $11.50 per share, subject to adjustment.

“Public Warrants” means the redeemable warrants issued in the initial public offering of Prime Impact, each entitling its holder to purchase one Class A ordinary share of Prime Impact at an exercise price of $11.50 per share, subject to adjustment.

“RMB” means Renminbi, the lawful currency of the PRC.

“SaaS” means software as a service, a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Prime Impact Cayman, LLC.

“Trust Account” means the U.S.-based trust account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer and Trust Company, acting as trustee, pursuant to an Investment Management Trust Agreement by and between Prime Impact and Continental Stock Transfer & Trust Company dated September 9, 2020.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“VATS” means the value-added telecommunication services.

“VIE” means Beijing Cheche Technology Co., Ltd., the variable interest entity that CCT consolidates through contractual arrangements.

“Warrants” means the Assumed Public Warrants and the Assumed CCT Warrants.

“WFOE” means Cheche Technology (Ningbo) Co., Ltd., a wholly foreign owned subsidiary of CCT domiciled in China.

“$” means United States dollars, the lawful currency of the United States of America.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Report. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the outcome of any legal proceedings that have been or may be instituted against us following announcement of the Business Combination;

●	the ability to maintain the listing of the Class A Ordinary Shares on the Nasdaq following the Business Combination;

●	our markets are rapidly evolving and may decline or experience limited growth;

●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;

●	our relationships with insurance carriers, referral partners and consumers;

●	failure to maintain and enhance our brand;

●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	risks related to our corporate structure, in particular the VIE structure; and

●	the other matters described in the section titled “Item 3. Key Information — D. Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this Report, including statements regarding market size, is based on independent industry surveys and publications, including reports by iResearch Inc. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, such estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and executive officers of Cheche Group Inc. after the completion of the Business Combination is included under the section “Item 6. Directors, Senior Management and Employees.”

The business address for each of our directors and executive officers is 8/F, Desheng Hopson Fortune Plaza 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China.

B.	Advisers

Wilson Sonsini Goodrich & Rosati, P.C. acted as counsel for the Company and CCT, and will act as counsel to the Company upon and following the consummation of the Business Combination. The address of Wilson Sonsini Goodrich & Rosati, P.C. is Unit 2901, 29F, Tower C, Beijing Yintai Centre, No. 2 Jianguomenwai Avenue, Chaoyang District, Beijing 100022, China.

Han Kun Law Offices acted as the PRC counsel for the Company and CCT, and will act as the PRC counsel to the Company upon and following the consummation of the Business Combination. The address of Han Kun Law Offices is 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Ave., Beijing, China.

Harney Westwood & Riegels acted as the Cayman counsel for the Company and CCT, and will act as the Cayman counsel to the Company upon and following the consummation of the Business Combination. The address of Harney Westwood & Riegels is 3501 The Center, 99 Queen’s Road Central, Hong Kong.

C.	Auditors

PricewaterhouseCoopers Zhong Tian LLP acted as the independent registered public accounting firm of Cheche Technology Inc., for its financial statements as of December 31, 2021 and 2022 and for the years then ended, and will be the Company’s independent registered public accounting firm after the consummation of the Business Combination. The address of PricewaterhouseCoopers Zhong Tian LLP is 26 /F Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District Beijing, China.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of December 31, 2022, after giving effect to the Business Combination, the Private Placement, the Backstop Private Placement and the Sponsor Private Placement.

Pro Forma Combined
As of December 31, 2022	($ in thousand)
Cash and cash equivalents	28,398
Class A ordinary shares	6
Class B ordinary shares	2
Additional paid-in capital	238,334
Accumulated deficit	(180,099)
Accumulated other comprehensive loss	(10)
Total Equity	58,233
Debt:
Amounts due to related party	8,688
Total capitalization	66,921

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, results of operations, and growth prospects would likely be materially and adversely affected. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Summary of Risk Factors

Risks Related to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

●	We operate in a highly competitive and rapidly evolving market, which makes it difficult to evaluate our prospects.

●	Our business is subject to risks related to China’s digital insurance and the automotive industries.

●	Our business is subject to complex and evolving laws and regulations, many of which are subject to change and uncertain interpretation, which could result in changes to our business practices, reduced revenue and increased compliance costs or otherwise harm our business. Any failure to comply with laws or regulations may subject us to fines, injunctions and other penalties that could harm our business.

●	Failure to obtain or maintain permits necessary for our operations may subject us to regulatory penalties or require us to adjust our business model.

●	We have historically incurred net losses and negative operating cash flows, and may not achieve or maintain profitability in the future.

●	Our effort to expand into the non-auto insurance market and diversify our revenues may not be successful.

Risks Related to Our Corporate Structure

We carry out our business in China primarily through WFOE and our contractual arrangements with the Affiliated Entities. We are therefore subject to various legal and operational risks and uncertainties related to our corporate structure, which could materially and adversely affect our operations, cause the value of our securities to significantly decline or become worthless. Such risks and uncertainties include, but are not limited to, the following:

●	If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC Subsidiaries and the Affiliated Entities could be subject to severe penalties or be forced to relinquish their interests in those operations, and the Class A Ordinary Shares may decline in value or become worthless.

●	Contractual arrangements with the VIE may result in adverse tax consequences to us, the PRC Subsidiaries or the Affiliated Entities.

●	We and the PRC Subsidiaries rely on contractual arrangements with the VIE and the VIE’s shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the VIE or its shareholders to perform their obligations under their contractual arrangements with WFOE would materially adversely affect the business, financial condition and results of operations of us and the PRC Subsidiaries.

●	VIE’s shareholders may have potential conflicts of interest with us, the PRC Subsidiaries and the Affiliated Entities, which may materially adversely affect the business and financial condition of us and the PRC Subsidiaries.

●	We may rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of the PRC Subsidiaries to pay dividends to us could adversely affect our ability to conduct our business.

●	PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from offshore fund-raising activities, to make loans or additional capital contributions to the PRC Subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer our securities to investors, and cause the value of our securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	Chinese government has significant authority to intervene or influence our operations at any time, and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities,” “— Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment,” “— The filing with the CSRC may be required in connection with future overseas fund-raising activities, and we cannot predict whether we will be able to obtain such approval or complete such filing.”

●	Our securities may be delisted under the HFCAA if the PCAOB is unable to inspect auditors who are located in mainland China and Hong Kong. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PCAOB has historically been unable to inspect our auditor in relation to their audit work performed for the financial statements of CCT included elsewhere in this Report, and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived investors with the benefits of such inspections,” and “— Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.”

●	We are subject to impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities,” and “— Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.”

●	We are subject to uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.”

Risks Related to Our Securities

●	The price of our securities may be volatile, and the value of our securities may decline.

●	The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an IPO and may create risks for our unaffiliated investors.

●	The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	We will be a foreign private issuer, and as a result, will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and will conduct substantially all of our operations in China, and a majority of our directors and executive officers will reside outside of the United States.

Risks Related to Our Business and Industry

We operate in a highly competitive and rapidly evolving market, which makes it difficult to evaluate our prospects.

We, through the VIE, commenced operations in September 2014. We operate in China’s insurance industry, which is highly competitive and rapidly evolving. Other participants in the industry, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and insurance consumers, may have difficulty distinguishing our platform from those of our competitors. As the industry and our business develop, we may modify our business model or change our platform, services or products. These changes may not achieve expected results and may materially adversely affect our financial condition and results of operations.

CCT’s net revenue was RMB1,735.4 million and RMB2,679.1 million in 2021 and 2022, respectively. CCT’s gross profit was RMB80.8 million and RMB142.3 million in 2021 and 2022, respectively. We may not achieve similar growth rates in future periods as we expand our operations. You should evaluate our business and prospects in light of the risks and challenges that we are likely to face as a company seeking to develop in a rapidly evolving market.

Our business is subject to risks related to China’s digital insurance and the automotive industries.

Our business depends on the growth of China’s digital insurance industry and in particular, China’s digital auto insurance transaction industry, which is relatively new and may not develop as expected. The digital auto insurance transaction industry in China grew from RMB85.2 billion in 2018 to RMB270.9 billion in 2021, representing a CAGR of 47.1%, according to iResearch. However, China’s digital auto insurance transaction industry may not increase at the same rate in future periods.

The regulatory framework governing China’s digital insurance industry is evolving and is expected to remain uncertain for the foreseeable future. A reversal of, or a slowdown in, China’s digital insurance industry could reduce demand for our services and products for digital insurance transactions and insurance SaaS solutions and adversely affect our growth prospects and profitability.

We derive most of our revenues from providing auto insurance transaction services. As a result, our success depends on China’s automobile market. Automobile sales in China declined by 9.9% from 2.8 million vehicles 2018 to 2.6 million vehicles in 2021. Decreased demand for automobiles could adversely affect the demand for auto insurance and, in turn, the number of insurance carrier customers, third-party platforms, referral partners, insurance intermediaries and consumers using our platform. Accordingly, if the automobile industry declines or fails to grow, our business, results of operations and financial condition could suffer.

A downturn in general economic conditions in China could reduce consumer spending, negatively impacting the growth rates of China’s automotive industry and the demand for auto insurance in China. Automobile purchasers are also sensitive to trends in the broader economy, including the cost of energy and gasoline, the availability and cost of credit, business and consumer confidence, stock market volatility and unemployment. In addition, the growing popularity of ride-hailing applications in China, could adversely affect automobile purchases and decrease the demand for auto insurance in China.

Our business is subject to complex and evolving laws and regulations, many of which are subject to change and uncertain interpretation, which could result in changes to our business practices, reduced revenue and increased compliance costs or otherwise harm our business. Any failure to comply with laws or regulations may subject us to fines, injunctions and other penalties that could harm our business.

The insurance industry in China is subject to comprehensive government regulation and supervision. In recent years, the regulatory framework governing China’s insurance industry has changed significantly and may continue to change significantly in the future. See “Item 4. Information on the Company— B. Business Overview—Government Regulations—Regulations of the Insurance Industry” for a discussion of the laws and regulations applicable to our operations. Some laws were recently amended, and their interpretation following such amendments remains unclear. Compliance with these laws and regulations can be difficult and costly. New laws or regulations or changes to laws and regulations can impose additional compliance costs, reduce our revenues, require us to change our operations to ensure compliance or otherwise harm our business.

In September 2020, the China Banking and Insurance Regulatory Commission (the “CBIRC”) issued the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance. These opinions provided guidance for insurance carriers to (1) optimize actuarial and pricing practices, (2) expand protection coverages, and (3) enhance customer service quality for auto insurance. For commercial auto insurance products, insurance carriers must lower the cap on expense ratios from 35% to 25% of insurance premiums. Insurance carriers are also encouraged to optimize their cost structures to maintain higher loss ratios, from 65% to 75% of commercial auto insurance premiums. As a result, insurance carriers received lower premiums from selling commercial auto insurance, which adversely affected the service fees that we received from facilitating the sale of commercial auto insurance through our Easy-Insur and Insurance Marketplace since October 2020.

PRC regulatory authorities have published regulations requiring insurance carriers and insurance intermediaries to register salespersons of insurance products with the CBIRC before such salespersons begin practicing. Insurance intermediaries that engage in sales activities of insurance products with unregistered salespersons may be subject to warnings, fines and other penalties by regulatory authorities. However, due to the lack of detailed interpretation, the exact definition and scope of “sales activities” is unclear. Considerable uncertainties exist with respect to the interpretation of existing laws and regulations and new laws and regulations governing sales activities of insurance products. We may need to adjust our business model in response to evolving regulatory requirements.

PRC government authorities have also become increasingly vigilant in enforcing laws and regulations governing the digital auto insurance transaction industry. For example, pursuant to the Regulatory Measures for Risks in the Outsourcing of Information Technology by Banking and Insurance Institutions (the “Outsourcing Measures”) issued by the CBIRC on December 30, 2021, adoption of our SaaS solution services and products by insurance carriers and insurance intermediaries may be deemed as their outsourcing of information services, and as a result, we must meet the outsourcing requirements of the Outsourcing Measures. We may from time to time be required to conduct self-inspections and rectify any non-compliance with regulatory requirements. As of the date of this Report, we have conducted self-inspections in accordance with regulatory requirements and believes that we have rectified all material non-compliance identified in these inspections.

We may not have always been in full compliance with all applicable laws and regulations. For example, we used to offer insurance consumers small rewards to incentivize them to purchase insurance products through our platform. PRC regulators may deem these rewards to have violated PRC laws and regulations, which prohibit insurance intermediaries from offering insurance consumers benefits not stipulated in the relevant insurance contracts. We ceased offering these rewards to insurance consumers in late 2019. However, PRC regulators may impose retroactive administrative penalties on us for past rewards. As of the date of this Report, we are not aware of any active inquires or investigation by relevant regulators with respect to the imposition of retroactive administrative penalties on us for such historical practices.

We invest significant time and resources to comply with regulatory requirements, which could divert the attention of our management team and key employees and adversely affect our business. Non-compliance with applicable regulations or requirements could subject us to, among others: (1) investigations, enforcement actions and sanctions; (2) mandatory changes to our business model or services; (3) mandatory disgorgement of profits, fines and damages; (4) civil, administrative and criminal penalties or injunctions; (4) claims for damages by ecosystem participants and other third parties; (5) damage to our public image and market reputation; (6) invalidation or termination of contracts; and (7) loss of intellectual property rights.

Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Failure to obtain or maintain permits necessary for our operations may subject us to regulatory penalties or require us to adjust our business model.

Many aspects of our business depend on obtaining and maintaining licenses, approvals, permits or qualifications from PRC regulators. Obtaining such approvals, licenses, permits or qualifications depends on our compliance with regulatory requirements. PRC regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement laws and regulations.

Based on PRC laws and regulations currently in effect and the legal advice of our PRC legal counsel, Han Kun Law Offices, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, the PRC Subsidiaries and the Affiliated Entities have obtained the following licenses and approvals necessary to operate in China as of the date of this Report: (1) each of the PRC Subsidiaries and the Affiliated Entities has obtained a business license; (2) the VIE, through which the PRC Subsidiaries conduct their VATS business, has obtained a value-added telecommunications license for internet information services; and (3) Cheche Insurance Sales & Service Co., Ltd. has obtained the insurance intermediary license and the insurance agency business permit.

The PRC Subsidiaries and the Affiliated Entities may not be able to maintain existing licenses, permits and approvals and government authorities may subsequently require the PRC Subsidiaries and the Affiliated Entities to obtain additional licenses, permits and approvals. If the PRC Subsidiaries and the Affiliated Entities fail to obtain the necessary licenses, permits and approvals or inadvertently conclude that any permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and the PRC Subsidiaries or the Affiliated Entities are required to obtain such permissions or approvals in the future, the PRC Subsidiaries and the Affiliated Entities may be subject to fines, confiscation of revenues generated from incompliant operations or the suspension of relevant operations. The PRC Subsidiaries and the Affiliated Entities may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand.

We have historically incurred net losses and negative operating cash flows, and may not achieve or maintain profitability in the future.

We have incurred net losses since our inception. CCT incurred net losses of RMB146.5 million and RMB91.0 million in 2021 and 2022, respectively. CCT had operating cash outflow of RMB187.6 million and RMB158.9 million in 2021 and 2022, respectively. We must grow our revenues to become profitable, and, even if we do, we may not maintain or increase our profitability. We expect to incur losses for the foreseeable future as we invest substantial financial and other resources in, among other things:

●	investments in the development of new services and products and enhancing our existing service and product portfolio;

●	expansion of our operations and infrastructure organically and through acquisitions and strategic partnerships; and

●	general administration, including legal, risk management, accounting, and other expenses related to being a public company.

These expenditures may not result in additional revenue or the growth of our business. Accordingly, we may not generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, the market price of our Class A Ordinary Shares could decline.

Our effort to expand into the non-auto insurance market and diversify our revenues may not be successful.

While we historically focused on the auto insurance market, we have expanded into the non-auto insurance market in recent years to diversify our revenues. Our management believes that as non-auto insurance market develops, insurance carriers offering auto-insurance products are expected to have more opportunities to sell across different types of insurance products by utilizing their mature marketing channels, and non-auto insurance products tend to have more favorable margins. However, we may incur significant costs in research and development, recruiting additional personnel and engaging more third-party service providers to develop our non-auto insurance business, and such investment may not generate expected returns. Moreover, the non-auto insurance market may not develop as we expect. If we fail to diversify our revenues, our revenues may grow at a slower rate than it anticipates, and our business, financial condition and results of operations may be adversely affected.

We face intense competition and we may not be able to compete effectively.

We face significant competition from companies that provide services and products for digital insurance transactions or insurance SaaS solutions to insurance carriers and insurance intermediaries. In addition, insurance carriers can attract consumers directly through their own sales and marketing teams, other traditional methods of distribution or digital distribution channels. Insurance carriers and insurance intermediaries may also develop their own systems, instead of purchasing SaaS solution products from us or other vendors. We also expect that new competitors will enter China’s digital insurance industry in China with competing platforms, services and products, and we may face new competitors as we expand into new insurance markets. We must develop new services and products to respond to our ecosystem participants’ evolving needs. Our investments in new services and products may not be successful. See “—If we fail to enhance and expand our services and products in a manner that responds to our ecosystem participants’ evolving needs, our business may be adversely affected.”

Our competitors may have significantly more financial, technical, marketing and other resources than we have, and may devote greater resources to develop, promote and support their platforms and services. In addition, they may have more extensive insurance industry relationships than we have, longer operating histories and greater brand recognition. As a result, these competitors may be able to respond more quickly to new technologies, regulatory requirements and consumer demand.

If insurance carriers, third-party platforms or insurance intermediaries compete directly with us or partner with our competitors, it may be difficult for us to attract and retain referral partners, consumers and other ecosystem participants. This could reduce our revenues and market share and materially adversely affect our business, financial condition and results of operations.

Our success also depends on our ability to keep pace with advances in technologies and improve our platform to address the increasingly sophisticated and varied needs of our ecosystem participants; adapt our services and products to emerging industry standards and practices; and comply with evolving regulatory requirements. Our efforts to adapt to changes in technology could require substantial investments. Our ability to sustain and grow our business will suffer if we fail to respond to advances in technology in a timely and cost-effective manner.

Our competitors also may develop and market new technologies that render our platform less competitive, unmarketable or obsolete. For example, if our competitors develop platforms with similar or superior functionality to us, and the volume of transactions facilitated through our platform declines, we may need to decrease our transaction service fees. If we cannot maintain our pricing structure due to competitive pressures, our revenues could decline or fail to grow as we expect.

Competition may intensify as our competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into our market segments or geographic markets. Furthermore, current and future competitors could offer a different pricing model or undercut prices to increase market share. If we cannot compete successfully against current and future competitors, our business, results of operations and financial condition could deteriorate.

If we fail to enhance and expand our services and products in a manner that responds to our ecosystem participants’ evolving needs, our business may be adversely affected.

Our success depends on our ability to provide innovative services that make our platform useful for insurance carriers, third-party platforms, referral partners, insurance intermediaries and consumers. Accordingly, we must invest resources in technology and developments of new services and products to improve our platform. This may require significant investments in acquiring additional personnel, engaging third-party service providers and conducting research and development activities. We may not have the resources to make such investments.

While we historically focused on the auto insurance market, we have expanded into the non-auto insurance market. We also began to provide SaaS solution products to insurance intermediaries in December 2020 and to insurance carriers in March 2021, and we plan to further expand our service and product offerings. See “Item 4. Information on the Company—B. Business Overview —Services and Products.” We have limited experience in these new market segments, services and products, and our ecosystem participants may not respond favorably to new services and products. If the services or products that we introduce fail to engage ecosystem participants, we may fail to generate sufficient revenue or other value to justify our investments.

If we fail to penetrate new insurance markets or introduce new services and products successfully, our revenues may grow at a slower rate than we anticipate. Any of the foregoing could damage our reputation and materially adversely affect our business, financial condition and results of operations.

If we are unable to maintain and expand our local network, we may not be able to grow our business.

We had a nationwide network of over 400 service personnel in 24 provinces, autonomous regions and municipalities in China as of December 31, 2022. Our service personnel negotiate service fees and other contract terms with insurance carrier customers and facilitate the settlement and issuance of auto insurance policies to end consumers. We face significant challenges and risks in managing our geographically dispersed network. If one or more of our service personnel were to depart and join a competitor, they may divert business from us to our competitor, which could materially adversely affect our business.

As we grow our business, we need to expand the geographic reach of our network. This depends largely on our ability to meet local regulatory requirements and hire and retain service personnel with long-lasting relationships with insurance carriers and insurance intermediaries. Failure to do so would prevent us from expanding our business and maintaining our market share.

We may also need to seek additional business partners to assist in our expansion efforts. If we cannot successfully expand our nationwide network, our growth may be adversely impacted. In addition, the expansion of our nationwide network may not produce the expected financial or results of operations. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

If we cannot maintain and enhance our relationships with insurance carriers, our business, results of operations and financial condition could be materially adversely affected.

We generate most of our revenues from services and products provided to insurance carriers and insurance intermediaries. Our contracts with insurance carrier customers for digital insurance transaction services and with insurance carrier customers and insurance intermediaries for SaaS solution services typically have a one-year term. Insurance carrier customers and insurance intermediaries may terminate some of these contracts with relatively short notice periods under certain circumstances. We may not be able to renew any of these contracts upon their expiration on terms comparable to or better than existing contracts, if at all.

Our relationships with insurance carriers depend on our ability to deliver an attractive volume of consumers that match their desired consumer profiles. At the same time, our ability to attract consumers to our platform depends on the quantity and quality of insurance products insurance carriers offer through our platform.

If we cannot maintain our relationships with insurance carriers and add new insurance carriers to our ecosystem, we may be unable to offer our consumers the insurance buying experience they expect. The foregoing risks could reduce referral partners’ and consumers’ confidence in our products and services. As a result, referral partners and consumers could cease to use us, or use us at a decreasing rate, which would reduce our attractiveness to insurance carriers and materially adversely affect our business, results of operations and financial condition.

The fees that we charge for selling insurance products through our platform may fluctuate or decline significantly due to factors beyond our control, which could significantly harm our business, financial condition and results of operations.

We derive substantially all of our revenues from transaction service fees that we charge insurance carrier customers and other intermediaries for selling policies through our platform. We negotiate the transaction service fees with insurance carrier customers and other intermediaries based on prevailing economic and regulatory conditions, market demand and related factors. Many of these factors are beyond our control.

In particular, the transaction service fees that we charge depend on:

●	local regulatory guidelines on the level of commissions provided by insurance carriers to insurance intermediaries;

●	the policies and profitability of insurance carriers;

●	the availability and cost of comparable products from other product providers;

●	the availability of alternative insurance products to consumers; and

●	the volume of insurance products sold on our platform.

Because we do not control the decisions of insurance carrier customers, the transaction services fees that we receive from insurance carrier customers and other intermediaries vary significantly from period to period and among different insurance carrier customers, auto insurance products, transactions and geographic markets. We cannot determine or predict the timing or extent of any changes in our transaction service fees.

For example, insurance industry associations across China voluntarily agreed to limit the fee rates that insurance carriers pay insurance intermediaries, which resulted in industry-wide fee decreases for insurance intermediaries in accordance with the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, which was promulgated and implemented by the CBIRC on January 14, 2019. Government regulations also prohibit insurance carriers in China from paying insurance intermediaries more than what they report to the CBIRC and require insurance intermediaries to keep a true and complete record of the amount and collection of commission. In practice, some insurance carriers pay insurance intermediaries additional fees in the form of fees for consulting, technical support or marketing services or through other means. The CBIRC punished some insurance carriers and insurance intermediaries for this practice. Historically, we charged third-party automobile service companies referral fees, as we referred insurance carrier customers and each unique insurance policy underwritten by them to third-party car services companies in 2020, which may be recognized by the CBIRC as commission received from insurance carrier customers. We terminated such referral services in 2021. Although we have ceased these payment practices, the CBIRC may still penalize us for having received such referral revenue. As of the date of this Report, we are not aware of any announcement by the CBIRC to impose penalties for such historical payment practices.

As a result, it is difficult for us to assess the effect of changes in transaction services fees on our operations. Any decrease in transaction service fees could adversely affect our revenues, cash flow and results of operations.

We may fail to maintain and grow our relationships with third-party platforms and referral partners and to effectively manage such relationships.

We collaborate with third-party platforms and insurance referral partners to direct consumers interested in insurance products to our platform and maintain and grow our consumer base. Our third-party platform partners and referral partners may enter into business collaborations with our competitors, or offer insurance products directly and compete with our business.

If our third-party platform partners or referral partners do not effectively market our platform, or if they choose to use greater efforts to market their own digital insurance transaction services and/or products of our competitors, the value of our platform to insurance carriers and the number of transactions on our platform may decline or fail to grow as we expect.

We pay fees to third-party platforms and referral partners for referring consumers to us and facilitating the purchase of insurance products through our platform. We may need to increase our fees for third-party platform partners and referral partners to incentivize them to promote our platform, which would reduce our profit margins. If we cannot source and engage insurance consumers through third-party platforms and referral partners at reasonable costs, our business, results of operations and prospects may be materially adversely affected.

We may not successfully attract prospective consumers.

The growth of our business depends on our ability to attract prospective consumers at reasonable costs. To expand the base of our consumers, we must invest significant resources to develop new services and build our relationships with insurance carriers, third-party platforms, referral partners and other ecosystem participants.

Our ability to successfully launch, operate and expand our services to attract prospective consumers depends on many factors, including our ability to anticipate and effectively respond to changing interests and preferences of consumers, anticipate and respond to changes in the competitive landscape, and develop and offer services that address the needs of consumers. Our ability to attract prospective consumers also depends on our referral partners’ ability to effectively market our platform. See “—We may fail to maintain and grow our relationships with third-party platforms and referral partners and to effectively manage such relationships.”

To attract prospective consumers, we must devote significant resources to enhancing the functionality and reliability of our platform and the speed with which it processes insurance purchase applications. If our efforts are unsuccessful, our base of consumers and the insurance transactions we facilitate may not increase at the rate we anticipate or may even decrease.

Our ability to attract prospective consumers also depends on consumers receiving competitive prices, convenience, customer service and responsiveness from insurance carriers on our platform. If these insurance carriers do not meet consumer expectations, our brand value and ability to attract consumers to our platform may decline, which could materially adversely affect our business, financial condition and results of operations.

Our business may be adversely affected if it is unable to maintain relationship with our insurance carriers, in particular certain group-wide insurance carrier conglomerates in China, as well as our referral partners and third-party platforms.

We have established relationships with a broad and diversified network of 100 insurance carriers of all sizes, including group-wide insurance conglomerates and other medium and small insurance carriers. Through our nationwide network, our local branches have entered into contracts with insurance carrier customers that are affiliated with such insurance carrier conglomerates for the sale of our insurance products. We also cooperate with other intermediaries to settle, issue and deliver auto insurance policies in regions where consumers register their vehicles and other insurance policies in their local regions. We have not entered into long-term contracts with other intermediaries. The loss or reduction of business from any major insurance carrier customers or insurance carrier conglomerates or services from any major intermediary partners could materially adversely affect our revenues, financial condition and results of operations. If one or more of our major insurance carrier customers or intermediary partners were to experience financial difficulties, reduce our sales of insurance products or limit or cease operations, our business and results of operations would suffer. In addition, fluctuations in the sales patterns of insurance carrier customers could adversely affect our revenues, financial condition or results of operations.

We utilize referral partners and third-party platforms to direct consumers interested in insurance products to our platform. Although we currently do not rely on any particular referral partners or third-party platforms to attract consumers, we may do so in the future, and the loss of any such referral partner or third-party platform would adversely impact our business. We have not entered into long-term contracts with our referral partners. To the extent that we will rely on one or few referral partners or third-party platforms to attract consumers to our platform in the future, if one or several such referral partners or third-party platforms were to discontinue promoting our platform, or promote our competitors over us, the volume of transactions on our platform may decrease. In addition, the loss of such referral partner or third-party platform would require us to identify and collaborate with alternative referral partners or third-party platform, or to rely more heavily on direct-to-consumer sales, which we may be unable to do successfully, or which could prove time-consuming and expensive.

The lag time between the payment of our referral service fees to referral partners and the receipt of our transaction service fees from insurance carrier customers and other intermediaries may adversely affect our liquidity and cash flows.

As is typical for a digital insurance service provider in China, we usually pay referral service fees to referral partners within a few days after referred consumers buy insurance policies from our platform. However, we generally receive payments of transaction service fees from insurance carrier customers and other intermediaries on a monthly basis. This time lag requires us to maintain significant working capital to fund our operations.

We expect that as our business grows, we will need additional working capital. We have entered into financing arrangements to manage our working capital needs. For example, CCT was granted a credit facility of RMB10.0 million in 2022 to support its operations, and drew down RMB10.0 million on June 30, 2022. These financing arrangements may not continue to be available on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.

Our SaaS solution services and products may not gain market acceptance, which could materially adversely affect our results of operations.

We began to provide SaaS solution services and products to insurance intermediaries in December 2020 and to insurance carrier customers in March 2021. The success of our SaaS solutions business depends on the adoption of SaaS solutions in China’s insurance industry, which may be affected by, among other things, regulatory requirements and widespread acceptance of SaaS solutions in general.

Market acceptance of SaaS solutions depends on a variety of factors, including but not limited to price, security, reliability, performance, customer preferences, public concerns regarding privacy and the enactment of restrictive laws or regulations. It is difficult to predict the demand for insurance SaaS solutions and the future growth rate and size of the insurance SaaS solutions market.

If we or other providers of SaaS solution services or products in the insurance industry or other industries experience security breaches, loss of customer data, disruptions in delivery or other problems, the market for SaaS solution services and products may suffer. If SaaS solutions do not achieve widespread adoption or the demand for SaaS solutions fails to grow due to a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and solutions, reductions in corporate spending or otherwise, our business, financial condition and results of operations could be materially adversely affected.

If we do not effectively manage our growth, control our expenses or implement our business strategies, we may be unable to maintain high-quality services or compete effectively.

We have experienced rapid growth in recent years, which has strained our management and resources. We believe that our growth will depend on our ability to:

●	attract and maintain relationships with ecosystem participants;

●	develop new sources of revenue;

●	capture growth opportunities in new insurance products and services and geographies;

●	retain and expand our local network;

●	improve our operational and financial systems, procedures and controls, including our technology infrastructure and accounting and other internal management systems;

●	expand, train, manage and motivate our workforce and manage our relationships with ecosystem participants;

●	implement our marketing strategies; and

●	compete against our existing and future competitors.

Our expansion may require us to penetrate new cities in China, where we may have difficulty in satisfying local market demands and regulatory requirements. The foregoing risks will require substantial management skills and efforts and significant expenditures. We may not achieve any of the foregoing.

The expansion by we may divert our management, operational or technological resources from our existing operations. We may not successfully maintain our growth rate or implement our future business strategies effectively. Failure to do so may materially adversely affect our business, financial condition, results of operations and prospects.

If we fail to build and maintain our brand, we may not be able to attract enough ecosystem participants to grow our business.

Maintaining and enhancing our brand is critical to expanding our business. Maintaining and enhancing our brand largely depend on providing useful, reliable and innovative services, which we may not do successfully. We may introduce new services or terms of service that our ecosystem participants do not like, which may negatively affect our brand. We may also fail to provide adequate customer service, which could erode confidence in our brand.

Maintaining and enhancing our brand may require us to make substantial investments, which may not be successful. If we fail to successfully promote and maintain our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

Any negative publicity about our industry, our ecosystem participants or our other business partners may materially adversely affect our business and results of operations.

Our ability to attract and retain ecosystem participants depends in part upon public perception of our products, services, management and financial performance. Customer complaints, governmental investigations or service failures of our platform could cause substantial adverse publicity.

China’s insurance industry is highly regulated. China’s digital insurance industry is relatively new and the regulatory framework for this industry is evolving. Press coverage, social media messaging or other public statements that insinuate improper conduct by us or other participants in China’s insurance industry, and the digital insurance industry in particular, even if inaccurate, may result in negative publicity, litigation, governmental investigations or additional regulations.

Negative publicity about our ecosystem participants, including insurance carriers, third-party platforms, referral partners, insurance intermediaries and our other business partners could also adversely affect us. Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may also harm our reputation and the morale of our employees. Any of these developments could adversely affect our business, financial condition and results of operations and the price of our Class A Ordinary Shares.

We may acquire other companies or technologies that are complementary to our business, which could divert our management’s attention, dilute our shareholders, disrupt our operations and harm our results of operations.

On October 26, 2017, the VIE acquired 100% of the equity interests in Fanhua Times, which primarily engaged in the auto insurance agency business, for total consideration of approximately RMB225.4 million. If appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses complementary to our business. In addition to obtaining shareholder approval, we may have to obtain approvals and licenses from government authorities for the acquisitions. These approvals and licenses could result in delays and increased costs, and may derail our business strategy if we fail to obtain them.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including potential disruption of our ongoing business and distraction of management, difficulty with integrating personnel and financial systems, hiring additional management and other critical personnel and increasing the scope, geographic diversity and complexity of our operations. We may not realize any anticipated benefits or achieve the synergies that we expect from acquired businesses or assets. Our ecosystem participants may react unfavorably to our acquisitions. We may be exposed to additional liabilities of any acquired business.

In addition, future acquisitions may involve the issuance of additional securities, which may dilute your equity interest in us. Any of the foregoing risks could materially adversely affect our revenues and results of operations.

Improper access to, use or disclosure of data could harm our reputation and adversely affect our business.

Our platform generates, stores and processes a large quantity of data. As a result, we are exposed to risks inherent in accessing and handling large volumes of data, including those associated with:

●	protecting the data hosted on our technology systems, applications, APIs, website and SaaS solutions, including against attacks by outside parties or employee error or malfeasance;

●	addressing concerns related to data privacy, sharing and security; and

●	complying with laws, rules and regulations governing the use and disclosure of personal information.

Cybersecurity and data privacy issues have become subject to increasing legislative and regulatory focus in China. See “Item 4. Information on the Company—B. Business Overview— Government Regulations—Regulation of Internet Content Providers” and “—Regulation of Privacy Protection.” Many of these laws and regulations are subject to frequent modification and differing interpretations.

Complying with these evolving regulatory requirements could require significant expense and effort and require us to change our business practices and privacy policies in a manner adverse to our ecosystem participants and our business. Failure to comply with existing or future cybersecurity and data privacy laws and regulations could result in litigation, fines and penalties, regulatory enforcement actions and reputational harm. In addition, changes in our ecosystem participants’ expectations and requirements regarding privacy and data protection could restrict our ability to collect and use information collected on our platform, which in turn could harm our ability to serve our ecosystem participants. Any of the foregoing risks could materially adversely affect our business, reputation, or financial results.

A severe or prolonged downturn in the Chinese or global economy may harm our business and results of operations.

A prolonged slowdown in the Chinese or global economy may harm our business, results of operations and financial condition. In particular, general economic factors and conditions in China or worldwide, including interest rates and unemployment rates, may affect consumers’ willingness to purchase insurance and automobiles and insurance carriers’ and intermediaries’ willingness to purchase SaaS solutions, which could in turn adversely affect the demand for auto and other insurance products and our SaaS solution services and products.

COVID-19 has had a severe and negative impact on the global and Chinese economy, and its long-term impact on the global and Chinese economy is still uncertain. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing trade and tariffs disputes between China and the United States. The growth of the Chinese economy has slowed down since 2012 and such trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, the trade tension between the United States and China, the drastic drop in oil prices and the U.S. Federal Reserve’s fiscal policies to strengthen the market in early 2020 also created uncertainty and challenges to the development of global economic conditions. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on individual disposable income and in turn our business, results of operations and financial condition, and continued turbulence in the international capital markets may adversely affect our access to capital markets to meet liquidity needs.

We have limited ability to protect and defend our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property, which could harm our business and competitive position.

Our success depends on our ability to protect the know-how and technologies that we have developed. We cannot protect our intellectual property if we cannot enforce our rights or does not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business could be adversely affected.

We rely on a combination of patents, trademarks, trade secrets, copyrights, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate.

Any patents, trademarks or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative processes or litigation. We enter into confidentiality agreements with key employees and include confidentiality provisions in agreements with our business partners. These agreements may not be effective in controlling access to and distribution of our proprietary information.

Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. The laws of the PRC with respect to protecting intellectual property rights are still evolving, and legal procedures for enforcing intellectual property rights may be inadequate in China. Accordingly, despite our efforts, we may not prevent third parties from infringing upon or misappropriating our intellectual property.

We may expend significant resources to monitor and protect our intellectual property rights. We may also pursue litigation to protect our intellectual property rights and protect our trade secrets. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. Litigation could also result in the impairment or loss of portions of our intellectual property.

Our efforts to enforce our intellectual property rights may face defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay introductions of new services, result in substituting less effective or more costly technologies into our platform, or injure our reputation.

Infringement or misappropriation claims by third parties could subject us to significant liabilities and other costs.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. Our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights.

Any claims or litigation, regardless of merit, could cause us to incur significant expenses. If successfully asserted against it, these claims could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services or require that we comply with other unfavorable terms.

Even if the claims do not result in litigation or resolve in our favor, these claims, and the time and resources spent in resolving them, could divert management resources and adversely affect our business and results of operations. We expect that the occurrence of infringement claims is likely to grow as the industry and our business grows. Accordingly, our exposure to damages resulting from infringement claims could increase and divert our financial and management resources.

Any significant disruption in our technology systems, including events beyond our control, could prevent us from offering our services and products or reduce our attractiveness and result in a loss of our ecosystem participants.

The performance, reliability and availability of our platform and the underlying technology infrastructure are critical to our operations, reputation and ability to attract and retain ecosystem participants. A system outage, malfunction or data loss could harm our ability to provide services.

Third-party cloud providers host our applications, APIs, website, SaaS solutions and supporting services. Our operations depend on service providers’ ability to protect our systems and their own systems against damage or interruption from natural disasters, power or telecommunications failures, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, many of which are beyond our control. We offer our digital insurance transaction service products through application stores and third-party applications such as WeChat. Disruptions to the services of these stores and applications may negatively affect the delivery of our services to our ecosystem participants.

If our arrangements with these service providers terminate or if the services are no longer cost-effective to us, we could experience interruptions in our services and products as well as delays and additional expenses to serve our ecosystem participants. Our ability to exchange information with insurance carriers and other ecosystem participants could also experience interruptions.

Our applications, APIs, website and SaaS solutions may malfunction from time to time. In addition, we need to update our applications, APIs, website and SaaS solutions to improve functions, incorporate new functions or adapt major updates for operating systems of different users. If our applications, APIs, website and SaaS solutions fail to perform, user experience and our reputation may deteriorate, which could materially adversely affect our business.

We had connected our platform with the core technology systems of approximately 60 insurance carriers as of December 31, 2022. As a result, the safety and stability of system connections are critical to the user experience on our platform and insurance carriers’ confidence in our technology, as well as our operating efficiency. If our system connections with insurance carriers experience disruptions or suspensions, or attacks by external sources, our operations could be materially adversely affected.

Any interruptions or delays in our technology systems, products or services, whether as a result of third-party errors, natural disasters or security breaches, whether accidental or willful, could harm our relationships with consumers and insurance carriers and other ecosystem participants and our reputation. We may not have sufficient capacity to recover all data and services lost in the event of an outage.

These factors could prevent us from facilitating insurance transactions or providing SaaS solutions, damage our brands and reputation, divert the attention of our employees, reduce our revenue, subject us to liability; and cause referral partners, consumers, insurance carriers, insurance intermediaries, third-party platforms and other ecosystem participants to abandon our services and products.

As of the date of this Report, we had not experienced severe interruptions or delays in our technology systems, services or products. However, it could be subject to such interruptions and delays in the future. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Substantially all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (the “MIIT”). Third-party cloud providers host our applications, APIs, website, SaaS solutions and supporting services. These service providers may have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or fixed telecommunications networks.

As our business expands, we may need to upgrade our technology and infrastructure to keep up with the increasing number and variety of transactions on our platform. Our technology systems and the underlying internet infrastructure and fixed telecommunications networks in China may not support the demands of continued growth in internet usage.

In addition, we do not control the costs of services provided by telecommunication service providers which may affect the cost of data center services. If the prices that we pay for data center services rise significantly, our results of operations may be adversely affected.

Misconduct or other improper activities by our employees, ecosystem participants and other third parties could harm our business and reputation.

Our employees, ecosystem participants and other third parties may engage in misconduct or other improper activities, which could subject us to financial losses or regulatory sanctions and seriously harm our reputation. This misconduct could include unauthorized activities resulting in unknown risks or losses, improper use of confidential or privacy information or fraudulent and other illegal or improper activities. It is not always possible to deter misconduct that occurs on our platform, and the precautions that we take to prevent and detect this activity may not be effective in all cases.

We cooperate with referral partners to attract potential insurance purchasers to our platform. These referral partners help consumers purchase insurance policies through our platform. As a result, consumers may associate these referral partners with us and hold us accountable for their misconduct.

We are also subject to the risk of fraudulent activities by consumers, who may provide us with inaccurate or misleading information or engage in other improper activities through our platform. Misconduct or other improper activities by our employees, ecosystem participants and other third parties could damage our brand and reputation, discourage ecosystem participants from using our services and require us to take additional steps to reduce improper and illegal activities on our platform, which could significantly increase our costs.

Our SaaS solution products offered to insurance carriers and insurance intermediaries are complex and are used in a wide variety of network environments. Such SaaS solution products may be intentionally misused or abused by customers, their employees or third parties who access or use our solution products. Because our customers rely on our SaaS solution products, services and maintenance support to manage a wide range of operations, the incorrect or improper use of our SaaS solution products, our failure to properly train customers on how to efficiently and effectively use our solution products, or our failure to properly provide maintenance services to our customers may result in negative publicity or legal claims against us.

As we expand our SaaS customer base, any failure by our employees to properly provide these services will likely result in lost opportunities for future sales of our SaaS solution products. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Our business depends on the continued efforts of our senior management. If one or more members of our senior management were unable or unwilling to serve in their present positions, our business may be severely disrupted.

Our operations depend on the continued services of our senior management, particularly the executive officers named in this Report. In particular, Mr. Lei Zhang, our founder and chief executive officer, is critical to the management of our business and the development of our strategic direction. While we have provided various incentives to our management, we may be unable to retain their services.

As the number of service and product providers for digital insurance transactions and insurance SaaS solutions in China increases, competitors may attempt to hire our senior management members. If we lose the services of any member of our senior management team, we may not be able to effectively manage our business or implement our growth strategies. If any of our senior management members joins a competitor or forms a competing company, we may lose trade secrets and relationships with our ecosystem participants, and our business may suffer.

Intense competition for employees and increases in labor costs in the PRC may adversely affect our business and results of operations.

We believe that our success depends on our ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. Experienced information technology personnel, who are critical to the success of our business, are in particularly high demand in China.

Competition for talent is intense, and retaining such individuals can be difficult. The loss of any of our key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not find adequate replacements on a timely basis, or at all. We may not retain the services of any key employees. If we do not attract well-qualified employees, or retain and motivate existing employees, our business could be materially adversely affected.

We invest significant time and expenses to train our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements. As a result, the quality of our services and our ability to serve consumers, insurance carriers and other industry participants could diminish, materially adversely affecting our business.

The Chinese economy has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to increase. In addition, PRC laws and regulations require us to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of employees. We expect that our labor costs, including wages and employee benefits, will increase. Unless we can control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected.

Our business fluctuates seasonally.

Our revenues and results of operations could vary significantly from period to period and fail to match expectations as a result of a variety of factors, some of which are outside of our control. Our results may vary as a result of fluctuations in the number of consumers and insurance carrier customers using our platform and seasonal promotions offered by insurance carrier customers and purchase patterns of insurance consumers. In addition, the digital insurance industry is subject to cyclical trends and uncertainties. Traditionally, higher levels of vehicle sales in China occur in September and October, which results in increased sales of auto insurance policies. As a result, we typically record higher transaction volumes and revenue for our digital insurance transaction service business during the second half of each year. These fluctuations are likely to continue and results of operations for any period may not be indicative of our performance in any future period. In addition, our liquidity may suffer during periods in which we receive lower cash flows.

Our leased property interests may be defective and our rights to the leased properties affected by such defects may be challenged, which could significantly disrupt our operations.

We lease a significant number of properties from third parties for our business. As of December 31, 2022, we leased a total gross floor area of approximately 9,400 square meters, which we primarily used for office space. We may need to relocate for a number of reasons. For example, we may not be able to renew our leases, and may move to more premium locations or relocate our operations. In those cases, we may not be able to locate desirable alternative sites for our offices under favorable terms.

We have not received from lessors of certain of our leased properties copies of title certificates or proof of authorization to lease the properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

We have not entered into written contracts with our lessors for some of our leased properties and the lessors of such properties may terminate our leases. Some of our leased properties were subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease may not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party.

In addition, we have not registered most of our lease agreements with relevant government authorities as required by PRC law. Although failure to complete lease registrations would not affect the legal effectiveness of the leases under PRC law, real estate administrative authorities may require the parties to the lease agreements to register the leases within a prescribed period. Failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each such lease. If any competent authority requires that we complete such lease registrations within a prescribed period of time, we would use our best efforts to comply with such requirements. While we have not been subject to any material penalties or disciplinary actions due to the failure to register our leases, we could face penalties or other disciplinary actions for past and future non-compliance.

As of the date of this Report, we are not aware of any material actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases terminate as a result of challenges by third parties or governmental authorities due to a lack of title certificates or proof of authorization to lease, we may relocate the affected offices or warehouses and incur additional expenses.

Our risk management systems may not assess or mitigate all risks to which it is exposed.

We have established risk management systems, consisting of policies and procedures that we believe are appropriate for our business. However, we may fail to successfully implement these policies and procedures.

We may also be exposed to fraud or other misconduct committed by our employees or third parties and other events that are out of our control. These events could adversely affect the quality of our services and reputation and subject us to financial losses or sanctions from government authorities. As a result, we cannot assure you that our risk management systems will be effective.

We may be subject to legal proceedings in the ordinary course of our business. Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

From time to time, we may be a party to litigation and other legal proceedings commenced by or against us, including but not limited to disputes with employees and ecosystem participants. The outcome of any legal proceeding is uncertain. If any legal proceedings were to result in an unfavorable outcome, it could materially adversely affect our business, financial position and results of operations.

Even if we successfully defend ourselves, we may incur substantial costs, time and efforts to defend against any legal action. In addition, any adverse publicity resulting from actual or potential litigation may also adversely affect our reputation, which in turn could harm our business.

We may not have sufficient insurance coverage.

Insurance carriers in China currently do not offer as extensive a range of insurance products as insurance carriers in more developed economies. We do not maintain property insurance or business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in substantial costs and may divert our resources.

We face risks related to natural disasters, health epidemics, including the ongoing COVID-19 outbreak, natural disasters and other events that could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may cause server interruptions, breakdowns, system failures or internet failures. These incidents could cause the loss or corruption of data or malfunctions of software or hardware and adversely affect our ability to provide our services.

The effects of COVID-19, monkey pox, Ebola, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (“SARS”), or other epidemics could also affect our business. If any of our employees has a contagious disease or condition, we may need to quarantine our employees and/or disinfect our offices, which would negatively impact our business. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

The COVID-19 pandemic could adversely affect our business, operating results and financial condition.

Our business could be harmed by the outbreak of COVID-19. The outbreak and protective public health measures undertaken by governments, businesses and individuals to contain the spread of COVID-19 adversely affected workforces, businesses and other organizations, economies and financial markets globally, leading to an economic downturn and increased market volatility.

Our business, operating results and financial condition could suffer if, as a result of the COVID-19 pandemic, demand for automobiles or our services and products for digital insurance transactions and insurance SaaS solutions declines, our insurance carrier customers seek to renegotiate their commission and fee arrangements with it, the policyholders to whom we have sold policies stop making their premium payments, or we fail to maintain and grow our relationships with referral partners.

The outbreak has disrupted the normal operations of many businesses, including our insurance carrier customers, third-party platforms, referral partners and other business partners. If our business partners experience shutdowns or continued business disruptions, our ability to conduct our business as planned could be materially and negatively affected.

While our business has not, to date, experienced material disruptions in transaction volumes or SaaS product subscriptions from the COVID-19 pandemic, a continued or intensifying outbreak over the short- or medium-term could result in delays in our services delivery, introduction of new products and services and implementations of expansion plans or interruptions in our sales and marketing activities, among others. The extent to which the COVID-19 outbreak affects our business will depend on future developments in China and around the world, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain and treat it.

If the COVID-19 pandemic, the slowdown in economic growth and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition and results of operations. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Any failure by us or third parties with which we collaborate to comply with anti-money laundering and anti-terrorist financing laws and regulations could damage our reputation, expose us to significant penalties, and decrease our revenues and profitability.

We have implemented policies and procedures to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations. These include internal controls and “know-your-customer” procedures, for preventing money laundering and terrorist financing. In addition, we rely on insurance carriers to have their own appropriate anti-money laundering policies and procedures.

Insurance carriers with which we collaborate are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated by the People’s Bank of China (the “PBOC”). We have adopted commercially reasonable procedures for monitoring insurance carriers with which we collaborate.

We have not been subject to fines or other penalties, or suffered material business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not prevent other parties from using us or any insurance carriers with which we collaborate as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge.

If we were associated with money laundering (including illegal cash operations) or terrorist financing, our reputation could suffer. We could also become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could materially adversely affect our financial condition and results of operations.

Even if we and insurance carriers with which we collaborate comply with applicable anti-money laundering laws and regulations, we and these insurance carriers may not be able to eliminate money laundering and other illegal or improper activities in light of their complexity and the secrecy of these activities. Any negative perception of the industry, including that which may arise from any failure of other insurance transaction service providers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility that we have established, and negatively impact our financial condition and results of operation.

We have granted, and will grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

CCT adopted the 2019 Equity Incentive Plan in January 2020 to grant share-based compensation awards to employees and directors to incentivize their performance and align their interests with CCT. CCT recognized expenses in its consolidated financial statements in accordance with U.S. GAAP. Under the 2019 Equity Incentive Plan, CCT is authorized to grant options, restricted shares, restricted share units and other types of awards. The shareholders of Prime Impact approved the 2023 Equity Incentive Plan on September 12, 2023, which provides equity awards as part of our compensation program.

As of December 31, 2022, options to purchase a total of 108,196,300 CCT Ordinary Shares and restricted share awards covering 23,171,350 CCT Ordinary Shares were granted and outstanding under the 2019 Equity Incentive Plan. To the extent that such CCT Options and CCT Restricted Shares were still issued and outstanding immediately prior to the Acquisition Merger Effective Time, they were assumed by us for the corresponding number of Class A Ordinary Shares. In 2021 and 2022, CCT recorded share-based compensation expenses of RMB18.5 million and RMB16.2 million, respectively. We may continue to record share-based compensation expenses in relation to such share option grants, and we plan to grant options and other types of awards under the 2023 Equity Incentive Plan, as we believe the granting of share-based compensation helps us attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, the PRC Subsidiaries and the Affiliated Entities could be subject to severe penalties or be forced to relinquish their interests in those operations, and the Class A Ordinary Shares may decline in value or become worthless.

We, the PRC Subsidiaries and the VIE face material risks relating to our corporate structure. Investors in the Class A Ordinary Shares are not purchasing equity interests in the VIE domiciled in China but instead are purchasing equity interests in us, the ultimate Cayman Islands holding company. We are not a Chinese operating company but a Cayman Islands holding company with operations conducted by their subsidiaries and through contractual arrangements with VIE based in China, and this structure involves unique risks to investors. The VIE structure provides investors with exposure to foreign investment in China- based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies, and investors may never hold equity interests in the Chinese operating companies. The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Foreign investors are generally not allowed to own more than a 50% equity interest in any PRC companies engaging in value-added telecommunications businesses (excluding e-commerce services, domestic multi-party communications, store-and-forward and call centers).

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and each of the PRC Subsidiaries is a foreign-invested enterprise (“FIE”). To comply with PRC laws and regulations, we conduct our business in China through the VIE and the Affiliated Entities pursuant to a series of contractual arrangements among WFOE, the VIE and its shareholders. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” We, our subsidiaries and the investors do not have an equity ownership in, direct foreign investment in, or control through such ownership or investment of the VIE. The contractual arrangements with respect to the VIE are not equivalent to an equity ownership in the business of the VIE. Any references in this Report to control or benefits that accrue to us and our subsidiaries because of the VIE are limited to, and subject to conditions for consolidation of, the VIE under U.S. GAAP. Consolidation of VIE under U.S. GAAP generally occurs if we or our subsidiaries (1) have an economic interest in the VIE that provides significant exposure to potential losses or benefits from the VIE and (2) have power over the most significant economic activities of the VIE. For accounting purposes, we are the primary beneficiary of the VIE. In addition, the contractual agreements governing the VIE have not been tested in a court of law.

We believe that our corporate structure and contractual arrangements comply with PRC laws and regulations. Based on our understanding of the relevant laws and regulations, our PRC counsel, Han Kun Law Offices, is of the opinion that each of the contracts among WFOE, the VIE and its shareholders is valid, binding and enforceable in accordance with its terms.

However, substantial uncertainties remain regarding the interpretation and application of PRC laws and regulations. PRC government authorities may not agree that we and our subsidiaries’ corporate structure or any of the foregoing contractual arrangements comply with PRC licensing, registration or other regulatory requirements or policies.

If regulators deem we, our subsidiaries and the VIE’s corporate structure and contractual arrangements to be illegal, either in whole or in part, we may lose our ability to consolidate the financial results of the Affiliated Entities, and may have to modify our corporate structure to comply with regulatory requirements. We and our subsidiaries may not be able to achieve this without materially disrupting their business.

If we, our subsidiaries and the VIE’s corporate structure and contractual arrangements violate existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking their business and operating licenses;

●	levying fines on us, the PRC Subsidiaries and/or the Affiliated Entities;

●	confiscating any of the income generated by us, the PRC Subsidiaries and/or the Affiliated Entities that the relevant regulatory authorities deem to be obtained through illegal operations;

●	discontinuing or restricting the operations of us, the PRC Subsidiaries and/or the Affiliated Entities in China;

●	imposing conditions or requirements with which we, the PRC Subsidiaries and/or the Affiliated Entities may not be able to comply;

●	shutting down the servers or blocking the applications, APIs, website, SaaS solutions or supporting services of us;

●	requiring us, the PRC Subsidiaries and the Affiliated Entities to change their corporate structure and contractual arrangements;

●	restricting the right by us, the PRC Subsidiaries and the Affiliated Entities to collect revenue;

●	restricting or prohibiting our use of the proceeds from overseas offering to finance the Affiliated Entities’ operations; and

●	taking other regulatory or enforcement actions that could harm our business.

New PRC laws, rules and regulations may impose additional requirements on us, our subsidiaries and the VIE’s corporate structure and contractual arrangements, which could materially adversely affect our business, financial condition and results of operations. If any of these penalties or requirements causes us and our subsidiaries to lose the rights to direct the activities of the VIE or their right to receive economic benefits, we will no longer be able to consolidate the VIE’s financial results in our consolidated financial statements, which could cause the value of the Class A Ordinary Shares to decline significantly or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. We completed the CSRC filing procedures under the Overseas Listing Trial Measures for the Business Combination on September 14, 2023. If we, the PRC Subsidiaries or the Affiliated Entities fail to complete the filing with the CSRC in a timely manner or at all, for any future offering, or any other capital raising activities which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds from such overseas fund-raising activities could be materially and adversely affected, and we may even need to unwind the contractual arrangements or restructure the business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

Contractual arrangements with the VIE may result in adverse tax consequences to us, the PRC Subsidiaries or the Affiliated Entities.

We, the PRC Subsidiaries and/or the Affiliated Entities could face material and adverse tax consequences if PRC tax authorities determine that WFOE’s contractual arrangements with the VIE were not made on an arm’s length basis and adjust the VIE’s income and expenses for PRC tax purposes by requiring a transfer pricing adjustment.

A transfer pricing adjustment could adversely affect us, the PRC Subsidiaries and the Affiliated Entities by (1) increasing the tax liabilities of the Affiliated Entities without reducing the tax liability of the PRC Subsidiaries, which could result in late payment fees and other penalties to the Affiliated Entities for underpaid taxes; or (2) limiting the Affiliated Entities’ ability to obtain or maintain preferential tax treatments and other financial incentives.

We and the PRC Subsidiaries rely on contractual arrangements with the VIE and the VIE’s shareholders to operate their business, which may not be as effective as direct ownership in providing operational control.

We and the PRC Subsidiaries rely on contractual arrangements with the VIE and its shareholders to operate their business. These contractual arrangements may not be as effective as direct ownership in providing us and the PRC Subsidiaries with control over the VIE.

Because we and the PRC Subsidiaries do not have a direct ownership interest in the VIE, we consolidate our financial results by relying on the performance by the VIE and its shareholders of their respective obligations under the contractual arrangements with them. The shareholders of the VIE may not act in the best interests of us and the PRC Subsidiaries, or otherwise fail to perform their contractual obligations.

We and the PRC Subsidiaries may replace the shareholders of the VIE pursuant to the contracts with the VIE and its shareholders. However, if any dispute relating to these contracts or the replacement of the VIE’s shareholders remains unresolved, we and the PRC Subsidiaries must enforce their rights under these contracts under PRC law and be subject to uncertainties in the PRC legal system.

Any failure by the VIE or its shareholders to perform their obligations under their contractual arrangements with WFOE would materially adversely affect the business, financial condition and results of operations of us and the PRC Subsidiaries.

If the VIE or its shareholders fail to perform their respective obligations under their contractual arrangements with WFOE, we and the PRC Subsidiaries may incur substantial costs and expend additional resources to enforce such arrangements. We and the PRC Subsidiaries may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. Such remedies may not be effective.

WFOE’s contractual arrangements with the VIE and its shareholders are governed by PRC laws and provide for the resolution of disputes through arbitrations in the PRC. Accordingly, these contractual arrangements would be interpreted in accordance with PRC laws, and any disputes arising from these contractual arrangements would be resolved in accordance with PRC legal procedures.

Uncertainties in the PRC legal system could limit the abilities of us and the PRC Subsidiaries to enforce these contractual arrangements. For example, there have been very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. In addition, in the PRC, rulings by arbitrators are final, and parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event that we and the PRC Subsidiaries cannot enforce the contractual arrangements with respect to the VIE, or suffer significant delays or other obstacles in enforcing these contractual arrangements, we and the PRC Subsidiaries may not be able to consolidate the financial results of the Affiliated Entities. As a result, the ability of us and PRC Subsidiaries to conduct our business, and our financial condition and results of operations may be materially adversely affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.” In addition, as of the date of this Report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd. were frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party, which may affect the enforcement of the option of the WFOE under the contractual arrangements. See “—Risks Related to Our Corporate Structure—The VIE’s shareholders may have potential conflicts of interest with us, the PRC Subsidiaries and the Affiliated Entities, which may materially adversely affect our business and financial condition.”

The VIE’s shareholders may have potential conflicts of interest with us, the PRC Subsidiaries and the Affiliated Entities, which may materially adversely affect our business and financial condition.

The interests of the VIE’s shareholders may differ from the interests of us, the PRC Subsidiaries and the VIE. When conflicts of interest arise, any or all of these individuals may not act in the best interests of us, the PRC Subsidiaries and/or the Affiliated Entities, and any conflicts of interest may not resolve in the favor of us, the PRC Subsidiaries and/or the Affiliated Entities. In addition, these individuals may breach or cause the VIE and the PRC Subsidiaries to breach or refuse to renew existing contractual arrangements with WFOE.

None of us, the PRC Subsidiaries or the Affiliated Entities has arrangements to address potential conflicts of interest between these shareholders and any of themselves. We, the PRC Subsidiaries and the Affiliated Entities rely on these shareholders to abide by the laws of the Cayman Islands and China. These laws provide that directors owe a fiduciary duty to the us to act in good faith and in our best interests and not to use their respective positions for personal gain.

However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we, the PRC Subsidiaries and/or the Affiliated Entities cannot resolve any conflict of interest or dispute between any of themselves and the shareholders of the VIE, we, the PRC Subsidiaries and the Affiliated Entities will likely rely on legal proceedings, which could disrupt their business and subject them to substantial uncertainty as to the outcome of such proceedings.

As of the date of this Report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd. were frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party. Under applicable PRC laws, (1) the frozen equity interests in the VIE cannot be sold, transferred, or disposed of in any manner from July 28, 2022 to July 27, 2025, unless such freezing was released by a competent court; and (2) if a competent court rules to auction off the frozen equity interests, the proceeds from the auctioning and sale of the frozen equity interests by competent court shall be firstly distributed to pledgee, i.e. the WFOE, thereafter the remaining proceeds (if any), shall be used to settle the claims of the creditor applying with court for enforcement. Therefore, uncertainties remain with respect to the enforcement of the option of the WFOE to purchase such frozen equity interests under the exclusive option agreement among us, WFOE, the VIE and shareholders of the VIE, dated June 18, 2021, which may be subject to the auction process by the competent court. However, as that such equity interests had been pledged to WFOE prior to the freezing, we do not believe the freezing of the above-mentioned equity interests in the VIE will cause any material impact to our operations.

We may rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of the PRC Subsidiaries to pay dividends to us could adversely affect our ability to conduct our business.

We rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries, in particular, WFOE, Cheche Ningbo, which in turn relies on consulting and other fees paid to it by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt that we may incur. Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC Subsidiaries and the Affiliated Entities can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserve fund. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB307.5 million and RMB448.0 million as of December 31, 2021 and 2022, respectively. If the PRC Subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require one of the PRC Subsidiaries, Cheche Ningbo to adjust our taxable income under the contractual arrangements that we currently have in place with the VIE in a manner that would materially adversely affect our ability to pay dividends and other distributions to us.

Under PRC laws and regulations, the PRC Subsidiaries, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises, such as the PRC subsidiaries, must set aside at least 10% of their accumulated after-tax profits after making up the previous year’s accumulated losses each year, if any, to fund statutory reserve funds, until the aggregate amount of such fund reaches 50% of their registered capital.

We may allocate a portion of our after-tax profits based on PRC accounting standards to discretionary reserve funds according to our shareholder’s decision. These statutory reserve funds and discretionary reserve funds are not distributable as cash dividends. In addition, the EIT Law and its implementation rules provide that a withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

For example, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Arrangements”), Hong Kong resident enterprises that own no less than 25% equity interest in a PRC enterprise may qualify for a 5% withholding tax rate on dividends received from the PRC enterprise. Under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, non-resident enterprises must determine whether they qualify for reduced withholding tax rates under the relevant tax treaties and file the relevant materials with the tax authorities. A non-resident enterprise must also meet other conditions to enjoy the reduced withholding tax rate based on other tax rules and regulations.

As of December 31, 2022, CCT reported accumulated loss and had no retained earnings for offshore dividend distributions. We intend to re-invest all the future earnings of the PRC Subsidiaries in our operations in China. We could be subject to significant withholding taxes if the PRC Subsidiaries decide to pay dividends to offshore entities. The tax authorities may also challenge our determination that we qualify for the reduced withholding tax of 5% under the Arrangements for dividends paid from the PRC Subsidiaries to the Hong Kong Subsidiaries, and the Hong Kong Subsidiaries may not be able to complete the tax filings to enjoy the reduced withholding tax rate.

Substantial uncertainties with respect to the implementation of the Foreign Investment Law may significantly impact the corporate structure and operations of us, the PRC Subsidiaries and the Affiliated Entities.

On March 15, 2019, the National People’s Congress published the Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Foreign Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Although the Foreign Investment Law stipulates three forms of foreign investment, it does not explicitly stipulate the contractual arrangements as a form of foreign investment.

The Foreign Investment Law stipulates that the concept of a foreign investment includes foreign investors investing in China through “any other methods” under laws, administrative regulations, or provisions prescribed by the State Council. Future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment. As a result, the contractual arrangements may be deemed to violate foreign investment access requirements and the interpretation of the above-mentioned contractual arrangements.

Changes in PRC laws and regulations could materially adversely affect the contractual arrangements and the business of us, the PRC Subsidiaries and the Affiliated Entities. If future laws, administrative regulations or provisions prescribed by the State Council mandate further actions by companies with existing contractual arrangements, we, the PRC Subsidiaries and the Affiliated Entities may face substantial uncertainties as to the timely completion of such actions. We, the PRC Subsidiaries and the Affiliated Entities could potentially be required to unwind the contractual arrangements and/or dispose the VIE, which could materially adversely affect our business, financial condition and results of operations.

The bankruptcy or liquidation of the VIE could materially adversely affect our business, our ability to generate revenue and the market price of the Class A Ordinary Shares.

If the VIE or any of the Affiliated Entities becomes the subject of a bankruptcy or liquidation proceeding, we and the PRC Subsidiaries may lose the ability to use and enjoy assets held by the VIE or any such Affiliated Entity. We and the PRC Subsidiaries conduct operations in China through contractual arrangements with the VIE and its shareholders and subsidiaries. As part of these arrangements, the VIE and its subsidiaries hold substantially all of the assets that are important to the operation of our business.

If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, they may be unable to continue some or all of their business activities, which could in turn materially adversely affect our business, financial condition and results of operations. If the VIE or any of the Affiliated Entities undergoes a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder their ability to operate their business, and could in turn materially adversely affect our business, our ability to generate revenue, and the market price of the Class A Ordinary Shares.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business may be materially adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (the “SAMR”) (formerly known as State Administration for Industry and Commerce (the “SAIC”)). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

The relevant entities typically hold the chops of the Affiliated Entities and the PRC Subsidiaries, allowing them to execute documents locally. To maintain the physical security of these chops, we typically store them in secure locations accessible only to custodians and designated key employees of our legal, administrative or finance departments.

Although we have implemented approval procedures and monitored our chop custodians and key employees, including the designated legal representatives of the Affiliated Entities and the PRC Subsidiaries, the procedures may not prevent all instances of abuse or negligence. Our chop custodians, key employees or designated legal representatives may abuse their authority, for example, by binding the Affiliated Entities and the PRC Subsidiaries with contracts against these entities’ interests.

We may be required to honor these contracts if the other contracting party acts in good faith in reliance on the authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we need to pass a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of the chop, apply for a new chop, or otherwise seek legal remedies for the legal representative’s misconduct.

If any of the designated legal representatives obtains, misuses or misappropriates these chops and seals or other controlling intangible assets for whatever reason, we could experience disruptions in our operations. We may also have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, materially adversely affecting our business and results of operations.

PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using proceeds from offshore fund-raising activities, to make loans or additional capital contributions to the PRC Subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to the PRC Subsidiaries, either as shareholder loans or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to the PRC Subsidiaries are subject to the information report requirement with MOFCOM or their respective local branches and registration with a local bank authorized by State Administration of Foreign Exchange (“SAFE”). In addition, any foreign loan procured by the PRC Subsidiaries cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches.

We may use the proceeds of our offshore fund-raising activities to provide loans or make capital contributions to the PRC Subsidiaries or provide loans to the VIE, in each case subject to the satisfaction of applicable regulatory requirements. Any medium or long-term loan to be provided by us or our offshore subsidiaries to the PRC Subsidiaries and the Affiliated Entities must be registered with NDRC and SAFE or its local branches. Before we or our offshore entities provide loans to the onshore entities (i.e., the PRC Subsidiaries and the Affiliated Entities), the borrower must make filings with the SAFE or its local counterparts in accordance with relevant PRC laws and regulations. In addition, in accordance with Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debts of Enterprises issued by the NDRC on January 5, 2023, which took effect on February 10, 2023, for loans provided by us or our offshore entities to the PRC Subsidiaries or the Affiliated Entities with a term of more than one year, the borrower must also obtain a certificate of review and registration from the NDRC before obtaining such loan, and report relevant information to the NDRC afterward. We or our offshore subsidiaries may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us or our offshore subsidiaries to our onshore entities (i.e. the PRC Subsidiaries and the Affiliated Entities entities). If we or our offshore subsidiaries fail to complete such registrations, our ability to use the proceeds of securities offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”), which took effect on June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of FIEs and allows FIEs to settle their foreign exchange capital at their discretion. However, SAFE Circular 19 prohibits FIEs from using the Renminbi funds converted from their foreign exchange capital for expenditures beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China.

In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes:

●	directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations;

●	directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations;

●	the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; or

●	paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we can complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans or with capital contributions by us to the PRC Subsidiaries and/or the Affiliated Entities in the PRC. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand the business.

Risks Related to Doing Business in China

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

We conduct our business in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities following the Business Combination.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. These reforms have resulted in significant economic growth and social prospects. However, a substantial portion of productive assets in China is still owned by the government. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

While the Chinese economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on us. Our results of operations and financial condition could be materially and adversely affected by government control over capital investments, foreign investment or changes in applicable tax regulations. The PRC government has also implemented certain measures in the past, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business, results of operations and financial condition. In addition, the COVID-19 pandemic may also have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for our products and adversely affect our competitive position.

Additionally, the PRC government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities. For instance, the PRC government has significant discretion over the business operations in China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory, political and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of our securities to significantly decline or be worthless.

Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the CAC, jointly with 12 other governmental authorities, promulgated the revised Cybersecurity Review Measures (2021), which became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), critical information infrastructure operators that intend to purchase internet products and services which have or may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review. In the meantime, the governmental authorities have the discretion to initiate a cybersecurity review on any data processing activity if they deem such a data processing activity affects or may affect national security.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data overseas apply to CAC for security assessments if: (1) data processors provide important data overseas; (2) critical information infrastructure operators or data processors process personal information of more than one million individuals provide personal information to overseas parties; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments. As of the date of this Report, the Measures for the Security Assessment of Cross-Border Transfer of Data has not materially affected our business or results of operations. Since the Measures for the Security Assessment of Cross-Border Transfer of Data was newly enacted, there remain substantial uncertainties about its interpretation and implementation, and it is unclear whether the relevant PRC regulatory authority would reach the same conclusion as us.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

●	in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

●	during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies, securities service providers or overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

●	working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and some of them have not yet taken effect, their interpretation, application and enforcement are subject to substantial uncertainties. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures (2021), we applied for and completed a cybersecurity review with respect to the proposed overseas listing pursuant to the Cybersecurity Review Measures (2021). We have not received any material adverse findings in such cybersecurity review and we are in compliance with the existing regulations and policies by the CAC regarding the Cybersecurity Review Measures (2021) as of the date of this Report. However, it remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the measures, which may have a material adverse impact on our future capital raising activities, or even retrospectively, on the Business Combination and the listing of our securities on Nasdaq. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we face uncertainty as to whether any review or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our business or to face other penalties, which could materially and adversely affect our business, results of operations and financial condition, and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors. In addition, if any of these events causes us unable to direct the VIE’s activities or lose the right to receive the economic benefits of the Affiliated Entities, we may not be able to consolidate the Affiliated Entities into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our securities to significantly decline or become worthless.

Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We conduct substantially all of operations through the PRC Subsidiaries, the VIE and the Affiliated Entities in China. Accordingly, our business, financial condition, results of operations and prospects depend significantly on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources.

While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.

We, the PRC Subsidiaries and the Affiliated Entities face risks arising from the legal system in China, including risks and uncertainties regarding the interpretation and enforcement of laws and that rules and regulations in China can change quickly with very short notice.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have limited value as precedents in subsequent legal proceedings. In 1979, the PRC government began to publish a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements are relatively new and often change, and their interpretation and enforcement may raise uncertainties that could limit the reliability of the legal protections available to us, the PRC Subsidiaries and the Affiliated Entities. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, and which may have retroactive effect. As a result, we may not be aware of violation of these policies and rules until after the violation occurs.

We cannot predict future developments in the PRC legal system. We may need to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect our business, financial condition and results of operations.

Administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we may enjoy. These uncertainties may impede our ability to enforce contracts and could materially adversely affect our business, financial condition and results of operations.

The filing with the CSRC may be required in connection with future overseas fund-raising activities, and we cannot predict whether we will be able to obtain such approval or complete such filing.

On August 8, 2006, six PRC regulatory agencies jointly adopted M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that require that an offshore special purpose vehicle formed for the purpose of an overseas listing of equity interests in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s equity securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles and to the Business Combination.

The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

While the application of the M&A Rules remains unclear, we believe that the CSRC approval under the M&A Rules is not required in the context of the Business Combination, because (1) the PRC Subsidiaries are incorporated as a wholly foreign-owned enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies owned by PRC companies or individuals as defined under the M&A Rules and (2) no explicit provision in the M&A Rules clearly classifies the contractual arrangements among WFOE, the VIE and the VIE’s shareholders as an acquisition falling under the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities. According to Law, which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On December 27, 2021, NDRC and MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) (the “Negative List”), which became effective and replaced the previous version on January 1, 2022. According to the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors.

Since none of the PRC Subsidiaries or the Affiliated Entities engages in businesses in which foreign investment is prohibited, we believe that the PRC Subsidiaries and the Affiliated Entities are not required to obtain such approval under the Negative List. However, the abovementioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties, and uncertainties remain regarding the interpretation and implementation of the new rules and regulations.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and circulated five supporting guidelines, which became effective on March 31, 2023.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect  overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures, which filing shall be submitted within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Guidance for Application of Regulatory Rules – Overseas Offering and Listing No.1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. In addition, according to the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Enterprises promulgated by CSRC on its official website on February 17, 2023, the companies that have already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the required CSRC filing procedure, the completion of which will be published on the CSRC website, before such companies’ overseas issuance and listing. We completed the filing procedures in connection with the Business Combination under the Overseas Listing Trial Measures on September 14, 2023, and the result of such CSRC approval was posted on the official website of the CSRC on the same date.

Pursuant to the Overseas Listing Trial Measures, we may need to complete filing procedures for future offshore fund-raising activities, including conducting follow-on offering in the United States. We may not be able to complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all, and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies as a result. These regulatory agencies may impose penalties on us, including forced rectification, warning and fines from RMB1,000,000 to RMB10,000,000 against us, and could materially hinder our ability to raise fund overseas.

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us, the PRC Subsidiaries or the Affiliated Entities or otherwise tighten the regulations on overseas listing of PRC domestic companies. If it is determined that our future offshore fund-raising activities is subject to any CSRC approval, filing, other governmental authorization or requirements, we cannot assure you that we, the PRC Subsidiaries or the Affiliated Entities could obtain such approval or meet such requirements in a timely manner or at all. Such failure may subject us, the PRC Subsidiaries or the Affiliated Entities to fines, penalties or other sanctions which may have a material adverse effect on our business and financial condition.

We may be liable for improper use or appropriation of personal information provided by our customers.

Our business involves collecting and retaining certain internal and customer data. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of customer, employee and company data are critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”) have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In July 2021, the CAC and other related authorities released the draft amendment to the Cybersecurity Review Measures for public comments through July 25, 2021, the final version of which became effective on February 15, 2022. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Internet Security.” We, the PRC Subsidiaries and the Affiliated Entities are subject to enhanced cybersecurity review. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures (2021), we applied for and completed a cybersecurity review with respect to the proposed overseas listing pursuant to the Cybersecurity Review Measures (2021). However, we, the PRC Subsidiaries could become subject to other relevant investigations launched by PRC regulators in the future. Any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our applications from the relevant application stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may materially adversely affect our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, there can be no assurance that we will comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may materially adversely affect our business, operations and financial condition.

While we have taken various measures to comply with applicable data privacy and protection laws and regulations, our current security measures and those of our third-party service providers may not always be adequate for the protection of customers, employees or company data. We may be a target for computer hackers, foreign governments or cyber terrorists in the future.

Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques.

Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about security and privacy policies, systems, or measurements. Any failure to prevent or mitigate security breaches, cyber-attacks or other unauthorized access to our systems or disclosure of our customers’ data, including their personal information, could result in loss or misuse of such data, interruptions to the service system, diminished customer experience, loss of customer confidence and trust or impairment of technology infrastructure, and harm our reputation and business, resulting in significant legal and financial exposure and potential lawsuits.

As online insurance business evolves, we believe that increased regulation by the PRC or other governments of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with customers, partners and third-party providers. We generally strive to comply with laws and industry standards and are subject to the terms of our own privacy policies.

Compliance with any additional laws, along with the push for comprehensive data protection regulation, could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with customers and ecosystem participants. Any failure by us or our ecosystem partners to comply with applicable regulations could result in regulatory enforcement actions against us and adversely impact our reputation.

PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or the PRC Subsidiaries to liability or penalties, limit our ability to inject capital into the PRC Subsidiaries or limit the PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect our business and financial condition.

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Administration on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“Circular 37”). Circular 37 replaced the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted Through Offshore Special Purpose Companies (“Notice 75”), which became effective on November 1, 2005.

Circular 37 stipulates that prior to establishing or assuming control of an offshore company (the “Offshore SPV”), for financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) who is a beneficial owner of the Offshore SPV must complete prescribed registration procedures with the local branch of SAFE. Pursuant to Circular 37, PRC residents must amend their SAFE registrations under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV or upon any material change in the capital of the Offshore SPV (including a transfer or swap of shares, a merger or division).

On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (“Notice 13”). Notice 13 states that local PRC banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registration and amendment registration, from June 1, 2015. However, substantial uncertainties remain with respect to the interpretation and implementation of this notice by governmental authorities and banks.

On December 26, 2017, the NDRC issued the Measures for the Administration of Overseas Investment of Enterprises (“Measures 11”), which became effective from March 1, 2018. Measures 11 states that PRC enterprises must obtain approval from the NDRC or file with the NDRC their offshore investments made through controlled Offshore SPVs.

Pursuant to the Measures 11 and the Measures for the Administration of Outbound Investment published by the MOFCOM in September 2014, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches. State-owned enterprises may also be required to complete approval or filing procedures with state-owned assets supervision and administration authorities with respect to certain outbound direct investments.

We have requested that our current shareholders and beneficial owners who, to our knowledge, are PRC residents complete the foreign exchange registrations and that those who, to our knowledge, are PRC enterprises comply with outbound investment related regulations. However, we may not be fully aware of the identities of beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot guarantee that all of our beneficial owners who are PRC residents will comply with the requirements under Circular 37 or related SAFE rules, or other outbound investment related regulations.

If any of our beneficial owners who are PRC residents fail to comply with Circular 37 or related SAFE rules or other outbound investment related regulations, the PRC Subsidiaries could be subject to fines and legal penalties. Failure to comply with Circular 37 or related SAFE rules or other outbound investment related regulations could be deemed as evasion of foreign exchange controls and subject us to liability under PRC law. As a result, SAFE could restrict our foreign exchange activities, including dividends and other distributions made by the PRC Subsidiaries to us and our capital contributions to the PRC Subsidiaries.

If any of our beneficial owners who are PRC residents fail to comply with Measures 11, the investments of such beneficial owners could be subject to suspension or termination, while such beneficial owners could be subject to warnings or applicable criminal liabilities. Any of the foregoing could materially adversely affect our operations, acquisition opportunities and financing alternatives.

Failure to comply with the registration requirements for employee stock ownership plans or share option plans may subject us and our PRC equity incentive plan participants to fines and other legal or administrative sanctions.

Pursuant to Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employee of the PRC Subsidiaries of overseas companies may submit applications to SAFE or its local branches for foreign exchange registration before exercising rights. Our directors, executive officers and other employees who are PRC residents that have been granted options may follow Circular 37 to apply for foreign exchange registration.

We and our directors, executive officers and other employees who are PRC residents that have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed company, issued by SAFE in February 2012. According to the Notice, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents must register with SAFE through a domestic qualified agent and complete certain other procedures.

Failure to complete SAFE registrations may subject our employees, directors, supervisors and other management members participating in our stock incentive plans to fines and legal sanctions or limit the PRC Subsidiaries’ ability to distribute dividends to us. Failure to complete SAFE registrations may also limit our ability to make payments under the share incentive plans or receive dividends or sales proceeds related thereto, or to contribute additional capital into the PRC Subsidiaries and the Affiliated Entities in China. In addition, we face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law and may therefore be subject to PRC income tax.

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, as well as its implementation rules effective from January 1, 2008 and amended on April 23, 2019, an enterprise established outside of the PRC with a “de facto management body” in the PRC is considered a resident enterprise and will be subject to a 25% enterprise income tax on its global income. The implementation rules define the term “de facto management body” as an establishment that carries out substantial and overall management and control over the manufacturing and operations, personnel, accounting and properties of an enterprise.

The State Administration of Taxation has issued guidance, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those, such as us, controlled by foreign enterprises or individuals.

However, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should determine the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. We may be considered a PRC tax resident under the new tax law and may become subject to the uniform 25% enterprise income tax on their global income, which could materially adversely affect their results of operations.

Dividends payable to foreign investors and gains on the sale of Class A Ordinary Shares by foreign investors may become subject to PRC tax law.

Under the PRC Enterprise Income Tax Law and its implementing rules, in general, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, in each case to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of Class A Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in relevant tax treaties, if such gain is regarded as income derived from sources within the PRC.

If we are deemed as a PRC resident enterprise, dividends paid on the Class A Ordinary Shares, and any gain realized from the transfer of the Class A Ordinary Shares, will be treated as income derived from sources within the PRC and be subject to PRC taxation. Furthermore, if we are deemed as a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of the Class A Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties.

If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the Class A Ordinary Shares can claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to non-PRC investors or gains from the transfer of the Class A Ordinary Shares by such investors are subject to PRC tax, the value of your investment in the Class A Ordinary Shares may decline significantly.

Our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises (“Circular 7”), which replaced or supplemented certain previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises (the “Circular 698”), issued by the State Administration of Taxation on December 10, 2009. Circular 7 sets out a wider scope of indirect transfer of PRC assets that might be subject to PRC enterprise income tax. Circular 7 also includes detailed guidelines regarding when such indirect transfer is considered to lack a bona fide commercial purpose and thus regarded as avoiding PRC tax. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises (the “SAT Circular 37”), which came into effect on December 1, 2017 and was amended on June 15, 2018. SAT Circular 37 further clarifies the practices and procedures for withholding non-resident enterprise income tax.

The conditional reporting obligation of the non-PRC investor under Circular 698 is replaced by a voluntary reporting by the transferor, the transferee or the underlying PRC resident enterprise transferred. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if the company lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, currently at a rate of 10%, and the transferee has an obligation to withhold tax from the sale proceeds.

Gains from the sale of shares by investors through a public stock exchange are not subject to the PRC enterprise income tax pursuant to Circular 7 where such shares were acquired in a transaction through a public stock exchange.

There remains uncertainty as to the application of Circular 7 and the SAT Circular 37. PRC tax authorities may determine that Circular 7 and the SAT Circular 37 are applicable to offshore restructuring transactions or sale of the shares of offshore subsidiaries where non-resident enterprises, as the transferors, were involved. PRC tax authorities may pursue such non-resident enterprises with respect to a filing regarding the transactions and request the PRC Subsidiaries to assist in the filing.

As a result, our non-resident subsidiaries in such transactions may risk being subject to filing obligations or being taxed under Circular 7 and the SAT Circular 37, unless it can be justified that the transactions are of reasonable business purposes such as group restructuring or other allowed circumstances. Practically, there has been no major transaction of similar nature challenged by the PRC tax authorities. However, given the increasingly tightened tax administration in China and the uncertainties under Circular 7, we cannot assure you that there is no tax reporting or settlement risk for such transactions.

Governmental control of currency conversion may limit the ability of us, the PRC Subsidiaries and the Affiliated Entities to utilize our net revenues effectively and our ability to transfer cash among the group, across borders, and to investors and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The PRC Subsidiaries receive substantially all of their net revenue in Renminbi. Under the current corporate structure, we primarily rely on dividend payments from the PRC Subsidiaries to fund any cash and financing requirements we may have.

The Renminbi is convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from or for our onshore subsidiaries or the Affiliated Entities. Certain PRC Subsidiaries may purchase foreign currency for settlement of “current account transactions” without the approval of SAFE by complying with certain procedural requirements.

However, PRC governmental authorities may limit or eliminate the ability of the PRC Subsidiaries and the Affiliated Entities to purchase foreign currencies for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities.

Since a significant amount of the PRC Subsidiaries’ revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit their ability to utilize cash generated in Renminbi to fund their business activities outside of the PRC or pay dividends in foreign currencies to the shareholders, including holders of the Class A Ordinary Shares. These restrictions may also limit our ability to obtain foreign currency through debt or equity financing for the PRC Subsidiaries and the Affiliated Entities.

Fluctuations in the value of the Renminbi may materially adversely affect your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system, and the Renminbi may appreciate or depreciate significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar.

Significant revaluation of the Renminbi may materially adversely affect your investment. For example, to the extent that we need to convert U.S. dollars received from offshore financing activities into Renminbi for the operations of the PRC Subsidiaries and the Affiliated Entities, appreciation of the Renminbi against the U.S. dollar would decrease the Renminbi amount that we would have received from the conversion. Conversely, if we, the PRC Subsidiaries and the Affiliated Entities convert Renminbi into U.S. dollars for the purpose of making payments for dividends on the Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us, the PRC Subsidiaries and the Affiliated Entities.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this Report, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure. In addition, currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The PCAOB has historically been unable to inspect our auditor in relation to their audit work performed for the financial statements of CCT included elsewhere in this Report, and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived investors with the benefits of such inspections.

The independent registered public accounting firm that issues the audit report of CCT included elsewhere in this Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before the end of 2022. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Furthermore, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. As a result the value of our securities will decline significantly or become worthless.

Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.

The HFCAA stipulates that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2022, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed the Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law by President Biden. The CAA, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA as it was originally passed from three years to two, and thus, reduced the time before our securities may be prohibited from trading or delisted. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Because our registered accounting firm is headquartered in Shanghai, China, if the PRC government adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer” following the filing of the annual report for the relevant fiscal year. In accordance with HFCAA, our securities will be delisted from the Nasdaq Stock Market, and will not be permitted for trading over the counter if we are identified as a Commission-identified Issuer for two consecutive years under the HFCAA and the CAA. If our securities are prohibited from trading in the United States, we cannot assure you that such securities will be listed on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Moreover, the HFCAA, CAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected. Also, such a prohibition would significantly affect our ability to raise capital on acceptable terms, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers and other documents related to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision.

On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC-based firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. Despite the Statement of Protocol, it remains uncertain whether the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

If additional remedial measures are imposed on the PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our securities may be adversely affected. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our securities from the Nasdaq Stock Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our securities in the United States.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations. Failure to make adequate contributions to employee benefit plans as required by PRC regulations may subject us to penalties.

The Standing Committee of the National People’s Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws.

Under the Labor Contract Law, an employer must sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions.

With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, PRC governmental authorities have introduced various new labor-related regulations since the effectiveness of the Labor Contract Law. Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds. Employers must apply for social insurance registration and open housing fund accounts for the employees and are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

Certain of the PRC Subsidiaries and the Affiliated Entities have not made full contributions to social security insurance plans and housing provident fund for our employees in compliance with the relevant PRC regulations. As a result, we may be required to make up the contributions for these plans as well as to pay late fees and fines.

In addition, certain of the PRC Subsidiaries and the Affiliated Entities provide social security insurance through third-party human resources agencies to pay social insurance premiums and make contributions to housing funds. Under the agreements entered into between the third-party human resources agencies and the PRC Subsidiaries, the Affiliated Entities and their relevant subsidiaries, the third-party human resources agencies are obligated to pay social insurance premiums and housing funds for employees of these entities. Such arrangement may be deemed as a failure to comply with the relevant PRC laws and regulations which require an employer to pay social insurance premiums and make contributions to housing funds. Furthermore, if the third-party human resource agencies fail to pay the social insurance premiums or housing fund contributions for and on behalf of employees as required under applicable PRC laws and regulations, the PRC Subsidiaries, the Affiliated Entities and their subsidiaries may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge their obligations to pay social insurance and housing funds as an employer. In addition, we have accrued in the financial statements but not made full contributions to the social insurance plans and the housing provident fund for employees as required by the relevant PRC laws and regulations. As of this Report, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

As the interpretation and implementation of these regulations are evolving, employment practices of the PRC Subsidiaries and the Affiliated Entities may not be at all times deemed in compliance with the regulations. As a result, these entities could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For instance, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without PRC government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, as of the date of this Report, there have not been implementing rules or regulations regarding the application of Article 177, and, accordingly, it remains unclear as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States. See also “— Risks Related to Our Securities — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and will conduct substantially all of our operations in China, and a majority of our directors and executive officers will reside outside of the United States.”

Risks Related to Our Securities

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to the market price at which our securities will trade immediately after the Business Combination or to any other established criteria of the value of our business and prospects, and the market price of our securities following the Business Combination may fluctuate substantially and may be lower than the price agreed by Prime Impact and CCT in connection with the Business Combination. In addition, the trading price of our securities following the Business Combination could be subject to fluctuations in response to various factors, some of which are beyond its control. These fluctuations could cause you to lose all or part of your investment. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by our or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by our shareholders or warrant holders, as well as the anticipation of lockup releases;

●	significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

●	our involvement in material litigation;

●	conditions or developments affecting the digital insurance industry in China;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an IPO and may create risks for our unaffiliated investors.

A conventional initial public offering (an “IPO”) involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company, such as Prime Impact, does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public.

In addition, going public via a business combination with a special purpose acquisition company does not involve a bookbuilding process as is the case in an IPO. In any IPO, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a special purpose acquisition company, the value of the target company is established by means of negotiations between the target company and the special purpose acquisition company. The process of establishing the value of a target company in a business combination may be less effective than an IPO bookbuilding process and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, while IPOs are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an IPO, there is no comparable process of generating investor demand in connection with a business combination between a target company and a special purpose acquisition company, which may result in lower demand for our securities after the Closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility.

The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Upon the consummation of the Business Combination, outstanding Prime Impact Warrants were assumed by us and converted into corresponding warrants to purchase an aggregate of 13,663,325 Class A Ordinary Shares, after giving effect to the forfeiture of 2,860,561 Private Warrants pursuant to the terms of the Sponsor Support Agreement. The Assumed Public Warrants will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Assumed Public Warrant will entitle the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Assumed Public Warrants may be exercised only for a whole number of Class A Ordinary Shares. To the extent such warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Class A Ordinary Shares. The exclusive forum provision in the amended and restated warrant agreement can result in increased costs to investors to bring a claim.

The warrant agreement relating to the Assumed Public Warrants provides that we agree that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit Assumed Public Warrant holders’ ability to obtain what they believe to be a favorable judicial forum for disputes related to the A&R Warrant Agreement.

In connection with the Business Combination, we entered into the A&R Warrant Agreement on August 7, 2023, which relates to the Assumed Public Warrants. The A&R Warrant Agreement provides that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act but, as discussed below, will not apply to claims under the Exchange Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the A&R Warrant Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the exclusive forum provision does not designate the courts of the State of New York as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in that instance.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of the exclusive forum provision in the A&R Warrant Agreement is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our securities.

The exclusive forum provision in the A&R Warrant Agreement may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes related to the A&R Warrant Agreement, which may discourage such lawsuits against us and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

We may redeem your unexpired Assumed Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Assumed Public Warrants worthless.

After the Closing, we have the ability to redeem the outstanding Assumed Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, if, among other things, the Reference Value (as defined in the A&R Warrant Agreement) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like). If and when the Assumed Public Warrants become redeemable, we may exercise such redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Assumed Public Warrants as described above could force you to (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is expected to be substantially less than the market value of the Assumed Public Warrants. None of the assumed private placement warrants will be redeemable so long as they are held by our sponsors or their permitted transferees.

In addition, we will have the ability to redeem the outstanding Assumed Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of such Class A Ordinary Shares. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of Class A Ordinary Shares to be received is capped at 0.361 shares of Class A Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

We will be a foreign private issuer, and as a result, will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.

Our securities are listed on the Nasdaq Stock Market. The Nasdaq Stock Market corporate governance listing standards permit a foreign private issuer such as us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards.

For instance, we are not required to:

●	have a majority of the board be independent;

●	have a compensation committee or a nominations and corporate governance committee consisting entirely of independent directors; or

●	have regularly scheduled executive sessions with only independent directors each year.

We do not intend to have a compensation committee consisting entirely of independent directors. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and will conduct substantially all of our operations in China, and a majority of our directors and executive officers will reside outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct a majority of our operations through the PRC Subsidiaries and the Affiliated Entities in China. Substantially all of our assets are located outside of the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the us or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC could render you unable to enforce a judgment against the relevant assets or the assets of the relevant directors and officers.

In addition, our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of investors to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for the memorandum and articles of association, the register of mortgages and charges, and special resolutions of our shareholders). Our directors have discretion under the Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but we are not obliged to make them available to the shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder’s motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.”

As a result of all of the above, Our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as Public Shareholders of a company incorporated in the United States.

The Amended and Restated Memorandum and Articles of Association contain certain provisions, including anti- takeover provisions that limit the ability of shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

The Amended and Restated Memorandum and Articles of Association contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Class A Ordinary Shares, and therefore depress the trading price of the Class A Ordinary Shares. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by us or taking other corporate actions, including effecting changes in our management. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. A substantial amount of our Ordinary Shares will be subject to transfer restrictions following the Business Combination. An active trading market for our securities following the Business Combination may never develop or, if developed, may not be sustained. In addition, the price of our securities may vary due to general economic conditions and forecasts, our general business condition and the release of its financial reports. Additionally, if our securities are not listed on the Nasdaq Stock Market and are quoted on over-the-counter market, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the Nasdaq Stock Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, our market or competitors, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or competitors. If any of the analysts who may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline.

Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China could increase our compliance costs, subject it to additional disclosure requirements, and/or suspend or terminate our future securities offerings, resulting in difficulties in our capital-raising efforts.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, we may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, resulting in difficulties in our capital-raising efforts.

If we fail to implement and maintain effective internal controls to remediate the material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares may be materially adversely affected.

Prior to the completion of the Business Combination, CCT was a private company with limited accounting and financial reporting personnel and other resources with which it addresses its internal control over financial reporting. In connection with the audit of its consolidated financial statements as of and for the year ended December 31, 2021, CCT and its independent registered public accounting firm identified two material weaknesses in its internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (1) CCT’s lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in the application of U.S. GAAP related to accounting treatment for certain equity transactions, leases and expected credit losses of receivables, and (2) CCT’s lack of formal financial closing policies and effective control over periodic financial closing procedures, which resulted in adjustments related to revenue, cost of sales and expenses cut-off at period end. CCT is in the process of implementing a number of measures to address the material weaknesses identified. See “Item.5 Operating and Financial Review and Prospects—Internal Control Over Financial Reporting.” However, CCT cannot guarantee that these measures may fully remediate the material weaknesses in its internal control over financial reporting, or CCT may not be able to conclude that they have been fully remediated.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with its fiscal year ending December 31, 2024, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management and independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. As a result, we may incur significant expenses and devote substantial effort to expand our accounting and finance functions. Prior to the Business Combination, CCT was previously not required to test its internal controls within a specified period, and as a result, following the Business Combination, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in control systems, misstatements due to error or fraud could occur in the future, and a control system could fail to detect control issues and fraud.

If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or to maintain proper and effective internal controls, we may not produce accurate financial statements in a timely manner. As a result, the market price of the Class A Ordinary Shares may decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, SEC or other regulatory authorities.

Our principal shareholders, including our founder Mr. Lei Zhang, have the ability to exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for the Class A Ordinary Shares and materially reduce the value of your investment.

Our outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes at general meetings of our shareholders. Mr. Lei Zhang will beneficially own all of Class B Ordinary Shares, representing approximately 24.4% of our issued and outstanding share capital, and approximately 49.2% of voting power. This concentration of ownership and the protective provisions in the Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale and reducing the price of the Class A Ordinary Shares. As a result of the foregoing, the value of your investment could be materially reduced.

The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We also expect to grant equity awards to key employees under the 2023 Equity Incentive Plan. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of the additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Class A Ordinary Shares to decline.

We do not intend to pay dividends before we become profitable, and as a result, your ability to achieve a return on your investment in the foreseeable future will depend on appreciation in the price of the Class A Ordinary Shares.

We do not intend to pay any cash dividends before we become profitable, which may not occur in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of the Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

A significant portion of our outstanding shares may not be immediately resold but may be sold into the market in the near future. This could cause the market price of the Class A Ordinary Shares to drop significantly, even if our business is doing well.

All former shareholders of CCT were subject to lock-up and transfer restrictions with respect to the Ordinary Shares they received upon the closing of the Business Combination. On September 12, 2023, we, Prime Impact and CCT entered into certain irrevocable waiver to release, on a pro rata basis, 2,874,556 Class A Ordinary Shares to be issued to existing shareholders of CCT from the lock-up and transfer restrictions set forth in certain Shareholder Support Agreements in connection with the Business Combination to satisfy the initial listing requirements of the Nasdaq Capital Market. Immediately after the Closing of the Business Combination, 4,261,052 Class A Ordinary Shares (the “Sponsor Shares”), as well as 2,860,561 Assumed Public Warrants (the “Sponsor Warrants,” and together with the Sponsor Shares, the “Sponsor Securities”) held by the Sponsor are subject to lock-up and transfer restrictions pursuant to the terms of the Sponsor Support Agreement dated January 29, 2023, as amended on September 13, 2023, which may be release until the earliest of (1) the consummation of a change of control of us after the Acquisition Closing, (2) the first date that the closing price of the Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period after the first anniversary of Acquisition Closing, (3) with respect to twenty seven and one half percent (27.5%) of the Sponsor Securities six months after the Acquisition Closing, (4) with respect to an additional twenty seven and one half percent (27.5%) of the Sponsor Securities twelve months after the Acquisition Closing, and (5) with respect to forty five percent (45.0%) of the Sponsor Securities twenty four months after the Acquisition Closing.

Pursuant to the A&R Registration Rights Agreement, we have agreed that we will file with the SEC (at our sole cost and expense) a resale registration statement, and we will use our commercially reasonable efforts to have the resale registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof. In certain circumstances, certain shareholders that are parties to the A&R Registration Rights Agreement can demand up to three underwritten offerings, and all of holders of Registration Rights can demand three block trades within any 12-month period and will be entitled to customary piggyback registration rights. Furthermore, we have granted registration rights substantially on the same terms as those stipulated in the A&R Registration Rights Agreement to the PIPE Investor, the Backstop Investor (with respect to 500,000 Class A Ordinary Shares issued pursuant to the Backstop Private Placement) and the Sponsor (with respect to the 634,228 Class A Ordinary Shares issued pursuant to the Sponsor Private Placement).

Additionally, we will likely register for resale Class A Ordinary Shares subject to the assumed CCT Options and assumed CCT Restricted Shares under CCT’s 2019 Equity Incentive Plan, as well as shares held by CCT’s affiliates that were subject to a lock-up.

We are an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We do not intend to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (i) following the fifth anniversary of the consummation of the Business Combination, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Investors may find our securities less attractive, and there may be a less active trading market for our securities, and the price of such securities may be more volatile.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

In the past, shareholders of some public companies brought securities class action suits against these companies following periods of instability in the market price of these companies’ securities. Our involvement in a class action suit could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially adversely affect our financial condition and results of operations.

If we are characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may experience adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50%of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The determination of whether we will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by Prime Impact and CCT and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Following the consummation of the Business Combination, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of its income and assets, and the market value of its securities. Changes in our composition, the composition of our income or the composition of its assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder of our securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Item.10 Additional Information — E. Taxation — U.S. Federal Income Taxation — Certain Material U.S. Federal Income Tax Consequences — Passive foreign investment company rules.” U.S. Holders of our securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to us and the ownership of our securities.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

The VIE commenced our auto insurance business in September 2014. In September 2018, CCT was incorporated under the laws of the Cayman Islands as the ultimate offshore holding company of its PRC Subsidiaries. In October 2018, Cheche HK, a wholly-owned subsidiary in Hong Kong, was established. In October 2018, Cheche HK established WFOE, Cheche Ningbo, a wholly-owned subsidiary in the PRC. In December 2020, Cheche HK established another wholly-owned subsidiary in the PRC, Baodafang.

We conduct our business in China primarily through the Affiliated Entities, which operate the relevant applications and website, www.chechegroup.com. Due to PRC laws and regulations restricting foreign ownership of companies that engage in internet and other related businesses, WFOE has entered into a series of contractual arrangements with the VIE and its shareholders. The VIE holds ICP licenses as an internet content provider in China. As a result of our direct ownership in WFOE and the contractual arrangements with the VIE, We are considered the primary beneficiary of the VIE. We treat the Affiliated Entities as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in its consolidated financial statements in accordance with U.S. GAAP. Consolidation of VIE under U.S. GAAP generally occurs if we or our subsidiaries (1) have an economic interest in the VIE that provides significant exposure to potential losses or benefits from the VIE and (2) have power over the most significant economic activities of the VIE. See “— C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

We are an exempted company incorporated in the Cayman Islands with limited liability on January 3, 2023 for the purpose of effecting the Business Combination. Our principal executive office is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, People’s Republic of China and its telephone number is +86 10 5083-0911. Our website address is IR@chechegroup.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Business Combination with Prime Impact

On September 14, 2023, we consummated the previously announced business combination with Prime Impact, pursuant to the Business Combination Agreement dated January 29, 2023, by and among Prime Impact, the Company, Merger Sub, and CCT. Pursuant to the Business Combination Agreement, the Business Combination were effected in two steps. On September 14, 2023 (the “Closing Date”), (1) Prime Impact merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a publicly traded entity (the time at which the Initial Merger became effective is referred to herein as the “Initial Merger Effective Time”); and (2) immediately following the Initial Merger, Merger Sub merged with and into CCT (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

At the Initial Merger Effective Time, pursuant to the Initial Merger: (1) each ordinary share of the Company, par value $0.00001 per share, issued and outstanding immediately prior to the Initial Merger Effective Time were redeemed for par value; (2) each then issued and outstanding Class A ordinary share of Prime Impact, par value $0.0001 per share and Class B ordinary share of Prime Impact, par value $0.0001 per share, were canceled and convert automatically, on a one-for-one basis, into one Class A ordinary share of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”); and (3) each then issued, outstanding and unexercised whole warrant exercisable for one Class A ordinary share of Prime Impact (including public warrants sold as part of the units in Prime Impact’s initial public offering, and warrants sold to the Prime Impact Cayman LLC (the “Sponsor”), collectively, the “Prime Impact Warrants”) were assumed and converted automatically into one whole warrant exercisable for one Class A Ordinary Share (each resulting warrant, an “Assumed Public Warrant”).

On the Closing Date and immediately prior to the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), each preferred share of CCT then issued and outstanding immediately prior to the Acquisition Merger Effective Time were convert automatically into a number of ordinary shares, par value $0.00001 per share, of CCT at the then-effective conversion rate in accordance with CCT’s sixth amended and restated articles of association (the “Conversion”).

At the Acquisition Merger Effective Time, pursuant to the Acquisition Merger: (1) each ordinary share of CCT, par value $0.00001 per share (the “CCT Ordinary Shares”), including CCT Ordinary Shares resulting from the Conversion, that were (i) then issued and outstanding and (ii) held in CCT’s treasury, were canceled and converted into the right to receive a number of Class A Ordinary Shares based on the Per Share Merger Consideration (as defined herein); (2) each then issued and outstanding CCT Ordinary Share held by Mr. Lei Zhang and Mutong Holding Limited (“CCT Founder Shares”) were canceled and converted into the right to receive a number of Class B ordinary shares of the Company, par value $0.00001 per share (the “Class B Ordinary Shares”), based on the Per Share Merger Consideration; (3) each outstanding and unexercised warrant of CCT (the “CCT Warrant”) were assumed by the Company and converted into a warrant to acquire Class A Ordinary Shares (each resulting warrant, an “Assumed CCT Warrant”); (4) each CCT Option (as defined herein) to purchase a CCT Ordinary Share that was outstanding and unexercised were assumed and converted into an option to purchase such number of Class A Ordinary Shares based on the Per Share Merger Consideration; and (5) each CCT Restricted Share (as defined herein) that was issued and outstanding were converted into such number of Class A Ordinary Shares based on the Per Share Merger Consideration, subject to the terms and conditions that applied to the corresponding CCT Restricted Share Awards (as defined herein).

Additional Agreements in connection with the Business Combination

This section describes the material provisions of certain additional agreements entered into pursuant to or in connection with the Business Combination Agreement.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, CCT has delivered to Prime Impact the Shareholder Support Agreement, pursuant to which, among other things, the Written Consent Parties, whose ownership interests collectively represent the outstanding CCT Ordinary Shares and CCT Preferred Stock (voting on an as-converted basis) sufficient to approve the Business Combination on behalf of CCT, will agree to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to execute and deliver the Written Consent within 48 hours of the Registration Statement becoming effective. The Support Agreement will terminate upon the earliest to occur of (a) the Acquisition Merger Effective Time, (b) the date of the termination of the Business Combination Agreement in accordance with its terms, and (c) the effective date of a written agreement of Prime Impact, CCT, and the Written Consent Parties terminating the Support Agreement. For details for the terms of the Shareholder Support Agreement, please refer to Exhibit 4.12 to this Report.

Release of Lock-up and Transfer Restrictions

On September 12, 2023, we, Prime Impact and CCT entered into certain irrevocable waiver to release, on a pro rata basis, 2,874,556 Class A Ordinary Shares to be issued to existing shareholders of the CCT from the lock-up and transfer restrictions set forth under Section 2.1 (b) of certain Shareholder Support Agreements to satisfy the initial listing requirements of the Nasdaq Capital Market. For details for the terms of the irrevocable waiver, please refer to Exhibit 4.16 to this Report.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor and certain officers, directors and advisors of Prime Impact entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Prime Impact and the Company, pursuant to which, among other things, certain of Prime Impact’s officers and directors have agreed to (a) waive the anti-dilution rights set forth in Prime Impact’s organizational documents, (b) vote all of their Prime Impact Class A Ordinary Shares and Prime Impact Class B Ordinary Shares in favor of the Business Combination and (c) waive, for no consideration, their redemption rights with respect to their Prime Impact Class B Ordinary Shares and any Public Shares they own in connection with the consummation of the Business Combination.

In connection with the Business Combination, Sponsor agrees to (1) forfeit and surrender, for no consideration, 2,557,736 of its Prime Impact Class B Ordinary Shares and 2,860,561 Prime Impact Warrants prior to the Initial Merger, (2) if the Aggregate Capital Raised is less than $50 million, forfeit and surrender, for no consideration, effective as of immediately prior to the Initial Merger Effective Time, an additional 1,203,315 Prime Impact founder shares. The Sponsor and certain officers and directors of Prime Impact have agreed, among other things, to impose certain transfer restrictions with respect to the Prime Impact Founder Earn Back Shares as follows: (a) the Lockup Shares will be subject to a six month lock-up; and (b) the Lockup Shares will be released from such lockup if Class A Ordinary Shares equals or exceeds $12.50 for at least 20 trading days out of any 30 consecutive trading days commencing after the Closing Date. If earlier, each of the foregoing lock-up periods would terminate on the date after the Closing on which a Change of Control (as defined in the Sponsor Support Agreement) of the Company occurs.

On September 13, 2023, the Sponsor, Prime Impact, CCT and the Company entered into an amendment to the Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, that it shall not transfer the 4,261,052 Class A Ordinary Shares held by the Sponsor (the “Sponsor Shares”), as well as 2,860,561 Assumed Public Warrants held by the Sponsor (the “Sponsor Warrants,” and together with the Sponsor Shares, the “Sponsor Securities”) until the earlier of (1) the consummation of a change of control of us after the Acquisition Closing, (2) the first date that the closing price of the Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period after the first anniversary of Acquisition Closing, (3) with respect to twenty seven and one half percent (27.5%) of the Sponsor Securities six months after the Acquisition Closing, (4) with respect to an additional twenty seven and one half percent (27.5%) of the Sponsor Securities twelve months after the Acquisition Closing, and (5) with respect to forty five percent (45.0%) of the Sponsor Securities twenty four months after the Acquisition Closing.

For details for the terms of the Sponsor Support Agreement and its amendment, please refer to Exhibits 4.13 and 4.14 to this Report.

A&R Registration Rights Agreement

In connection with the Acquisition Closing, the IPO Registration Rights Agreement were amended and restated, and the Company and the Registration Rights Holders entered into the A&R Registration Rights Agreement on September 14, 2023. Pursuant to the A&R Registration Rights Agreement, we have agreed that, within 30 days after the Closing Date (or within 90 days following the Closing Date if we are required to include therein additional financial information that is not included in the Registration Statement at the time of the Closing), we will use commercially reasonable efforts to file with the SEC (at our sole cost and expense) the resale registration statement (the “Resale Registration Statement”), and we will use our commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain shareholders that are parties to the A&R Registration Rights Agreement can demand up to three underwritten offerings, and all of holders of Registration Rights can demand three block trades within any 12-month period and will be entitled to customary piggyback registration rights. For details for the terms of the A&R Registration Rights Agreement, please refer to Exhibit 4.2 to this Report.

PIPE and Backstop Agreements

On September 11, 2023, the Company entered into a certain Subscription Agreement (the “Subscription Agreement”) with Prime Impact and certain leading global investor (the “PIPE Investor”), pursuant to which, among other things, the PIPE Investor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the PIPE Investor, an aggregate of 1,300,000 Class A Ordinary Shares, at a purchase price equal to $10.00 per share (the “Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement. The Private Placement was closed concurrently with the closing of the Business Combination.

In addition to the Private Placement, on September 11, 2023, the Company entered into a certain Backstop Agreement (the “Backstop Agreement”) with Prime Impact and a certain investor (the “Backstop Investor”), pursuant to which, among other things, the Backstop Investor agreed (1) to purchase Class A ordinary shares of Prime Impact with an aggregate market value of no less than US$5.0 million (“SPAC Shares”) in open market or private transactions, (2) not to redeem or transfer any SPAC Shares purchased pursuant to the Backstop Agreement until and after the consummation of the Business Combination, and (3) to subscribe for and purchase an aggregate of 500,000 Class A Ordinary Shares, at a purchase price equal to $10.00 per share (the “Backstop Private Placement”) in connection with a financing effort related to the transactions contemplated by the Business Combination Agreement.

On September 14, 2023, the Company entered into a certain Sponsor Subscription Agreement (the “Sponsor Subscription Agreement”) with Prime Impact and the Sponsor, pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and the Company agreed to issue and sell to the Sponsor, an aggregate of 634,228 Class A Ordinary Shares, at a purchase price equal to $10.00 per share (the “Sponsor Private Placement”) in connection with the settlement of the SPAC transaction expenses as contemplated under the Business Combination Agreement and a letter agreement by and among, Company, Prime impact and other relevant parties. The Sponsor Private Placement was closed concurrently with the closing of the Business Combination.

For details for the terms of the Subscription Agreement, the Backstop Agreement and the Sponsor Subscription Agreement, please refer to Exhibits 4.3, 4.4 and 4.5 to this Report.

Letter Agreement

On September 13, 2023, the Sponsor, Prime Impact, CCT and the Company entered into a letter agreement pursuant to which, among other things, the parties agreed that following the consummation of the Business Combination, the greater of (i) the sum of (1) the balance of Trust Fund following the exercise of Redemption Rights on September 8, 2023 (which, for the avoidance of doubt, shall not include any reversal of Redemption Rights after September 8, 2023), and (2) US$1.0 million funded by the Company, and (ii) the balance of Trust Fund following the exercise of Redemption Rights as of the Closing minus the reversal of Redemption Rights effected by the Backstop Investor (as defined in the Backstop Agreement), shall be used for the payment of the SPAC Transaction Expenses (including any promissory note extended by the Sponsor to SPAC) (such greater amount, the “Closing Trust Amount”). As a result, each of Prime Impact, the Company, CCT and the Sponsor agreed that the Overage Amount, as previously defined in Section 9.03 of the Business Combination Agreement, shall now mean the excess of (1) SPAC Transaction Expenses, over (2) the combined proceeds from (x) the Closing Trust Amount, plus (y) the gross proceeds raised from the portion of the PIPE Investment that was procured through the efforts led by the SPAC, its Affiliates and/or Representative. The Overage Amount shall be borne and paid by the Sponsor, in exchange for such number of Surviving Company Class A Ordinary Shares equal to the quotient obtained by dividing (1) the Overage Amount, by (2) US$10.00, in each case, pursuant to the terms and conditions of a subscription agreement consistent with the terms of the subscription agreements entered into pursuant to the Private Placement. It is expected that the Sponsor would purchase approximately 633,643 Class A Ordinary Shares pursuant thereto. For details for the terms of the letter agreement, please refer to Exhibit 4.17 to this Report.

B.	Business Overview

The following discussion reflects our business following the Business Combination. Unless the context otherwise requires, all references in this section to “we,” “us,” “our” refer collectively to CCT, the PRC Subsidiaries and the Affiliated Entities prior to the completion of the Business Combination and Cheche Group Inc., the PRC Subsidiaries and the Affiliated Entities following the consummation of the Business Combination.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China primarily through WFOE and its contractual arrangements, commonly known as the VIE Structure, with the Affiliated Entities. See “—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” We are China’s largest independent technology-empowered platform for auto insurance transaction services by digital auto insurance transaction premiums and fourth-largest insurance technology company by gross written premiums in 2021, according to iResearch. Capitalizing on its leading position in auto insurance transaction services, we have evolved into a nationally leading platform with a nationwide network that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China.

China’s auto insurance market is the second-largest in the world based on insurance premiums in 2021, according to iResearch. However, for years the way that insurance policies have been quoted, compared, underwritten and purchased remained opaque, cumbersome and manual. See “—Market Opportunities.” We started our business in 2014 with the goal of transforming China’s auto insurance market and digitalizing the end-to-end insurance purchase process in a way that is transparent, accessible and efficient. Since our inception, we have consistently invested in data technology to improve the way insurance carriers attract and connect with consumers online as digitalization in China’s insurance market accelerates.

We offer unified, cloud-based platform that we believe delivers considerable value propositions to each of the participants in its ecosystem, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and consumers. These participants access and utilize our flagship digital insurance transaction products Easy-Insur (车保易) and Insurance Marketplace, as well as the insurance SaaS solution products Digital Surge (澎湃保) and Sky Frontier (天境) on our platform, respectively. These products are designed and programmed in different forms, including mobile, web, WeChat and third-party applications. The open architecture of our platform also enables interoperability of these products with numerous applications, systems and other offerings adopted by our ecosystem participants.

Harnessing the power of technology and our nationwide service network, the digital insurance transaction products offered on our platform connect our ecosystem participants through diversified referral and marketing channels:

●	Integration with insurance carriers’ systems. As of December 31, 2022, we had integrated its platform with the core technology systems of approximately 60 insurance carriers in China. We are one of the very few innovative digital platforms for auto insurance transaction services that connects to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021, according to iResearch. This allows us to swiftly provide quotes from multiple insurance carriers and reduce the time and cost required to issue and deliver insurance policies to consumers.

●	Nationwide service network with deep local penetration. We own an extensive nationwide service network, with over 110 branches licensed to sell insurance policies in 24 provinces, autonomous regions and municipalities in China as of December 31, 2022. As of the same date, our local branches had entered into over 1,700 contracts with insurance carrier customers. Through our service network, we build and strengthen relationships with insurance carrier customers, our referral partners, other ecosystem participants and local regulatory authorities. This is crucial for ascertaining and negotiating localized, competitive terms for insurance policies, while keeping abreast of the evolving needs of our ecosystem participants and adapting quickly to the changing regulatory environment.

●	Cooperation with third-party platforms and referral partners. As of December 31, 2022, we maintained collaboration with approximately 480 third-party platforms and approximately 939,000 insurance referral partners to expand the platform’s user base. Our third-party platform partners include automotive industry players, such as leading EV manufacturers, ride-hailing and consumer internet companies. Our referral partners mainly include insurance brokers and auto service professionals. Cooperation with third-party platforms and referral partners allows us to expand the reach of our platform cost-effectively by serving the large and growing customer base of our third-party platform and referral partners. We also enable third-party platforms and referral partners to better serve their customers, diversify their income sources and achieve better economics.

Our platform facilitates a broad range of auto insurance transactions covering over 4,200 vehicle makes as of December 31, 2022. We have diversified our platform with a broad and growing suite of non-auto insurance products. Our strong foothold in the auto insurance market and trusted brand helps to expand product offerings and enhance cross-selling potential as our platform grows. Through Easy-Insur and Insurance Marketplace, we offer approximately 70 types of non-auto insurance products underwritten by a broad range of insurance carriers, including both standard and customized non-auto products, such as non-auto P&C products as of December 31, 2022.

We are also an innovator in China’s insurance SaaS solutions market. We have leveraged our technology capabilities and understanding of China’s insurance industry to develop and launch two cloud-based SaaS solution products for insurance carriers and intermediaries. One SaaS solution product is an intelligent one-stop SaaS solution product that helps insurance intermediaries enhance operating efficiency and meet evolving regulatory requirements, while the other is an AI-based, analytics-driven recommendation SaaS engine that helps insurance carriers optimize underwriting and pricing strategies through market analytics and insights.

Our platform is powered by data. Through machine learning, we analyze a substantial amount of data to gain insights into the underwriting guidelines of insurance carriers and the needs and preferences of our referral partners, consumers and other ecosystem participants. This enables us to facilitate the underwriting approval process, enhance user experience and provide pricing recommendations to insurance carriers. As we continue to process data, our algorithms have become more powerful, which is a trend we expect to continue. We believe that our data analytics capabilities give us a significant competitive advantage.

Our data processing and analytics capabilities are supported by our advanced technology infrastructure. Our technology systems use an automated operations, maintenance and management framework. These systems are agnostic and can easily integrate with the vast majority of types of IT infrastructure used by insurance carriers and allow for automating smooth and uninterrupted periodic upgrades without human intervention.

We have created a unique ecosystem with powerful, self-reinforcing network effects. Our ecosystem participants include insurance carriers, third-party platforms, referral partners, insurance intermediaries and consumers. See “—Ecosystem” for our value proposition for each type of ecosystem participant.

We have scaled our business in a capital-efficient manner. We facilitated the issuance of insurance policies with gross premiums of RMB11.1 billion and RMB16.6 billion in 2021 and 2022, respectively. The number of policies written through our platform in 2021 and 2022 was approximately 7.8 million and 12.3 million, respectively. Our growth is propelled by rapid expansion in the number of our referral partners, which reached over 939,000 as of December 31, 2022. Our track record of strong growth required minimal marketing efforts and was largely organic, with a substantial amount of business generated through word-of-mouth referrals. In 2021 and 2022, substantially all of the insurance transaction volumes on our platform came from our referral partner base. CCT’s net revenue was RMB1,735.4 million and RMB2,679.1 million in 2021 and 2022, respectively. CCT’s gross profit was RMB80.8 million and RMB142.3 million in 2021 and 2022, respectively. CCT’s net loss was RMB146.5 million and RMB91.0 million in 2021 and 2022, respectively.

Market Opportunities

Auto insurance is the largest sector in China’s P&C insurance market, with attractive growth characteristics and market fundamentals. China had the world’s largest auto market by auto sales and number of vehicles in 2021, according to iResearch. As auto insurance coverage is mandatory by law, demand for auto insurance is considerably stable and inelastic. Auto insurance is also usually the first insurance policy that many people purchase in their lives. As a result, the process of purchasing auto insurance significantly influences people’s general attitude towards insurance.

China’s auto insurance market is the second-largest in the world, according to iResearch. Total auto insurance premiums in China reached approximately RMB777.3 billion in 2021, representing approximately 66.6% of China’s total P&C insurance premiums, according to iResearch. iResearch also projected China’s auto insurance market to reach approximately RMB1.1 trillion in 2026.

We created our platform to serve and grow with our ecosystem participants. We believe that secular trends in the insurance industry will provide strong tailwinds for its business.

●	The auto insurance distribution process is ripe for disruption. Auto insurance in China grew into a RMB800.0 billion market in 2021. However, for years, the process of purchasing auto insurance remained opaque, cumbersome and manual for most consumers. Multiple layers of intermediaries are typically involved in what is known as a “pyramid” insurance distribution structure, with fees charged by each layer of insurance distribution value chain participants, resulting in lengthy insurance distribution processes and increased costs.

●	Significant pricing disparities exist across insurance carriers, regions and distribution channels. Auto insurance pricing is a complex and region-specific process. The local branches of insurance carriers, at provincial, municipal or district levels, typically determine insurance pricing and underwriting rules based on historical claims experience and local conditions. Auto insurance pricing also depends on changes in the operating targets and strategies of insurance carriers. As a result, pricing for the same coverage can vary widely from one insurance carrier to another, even among different regions and sales channels within the same carriers. This phenomenon is exacerbated by comprehensive reforms in China’s insurance industry introduced in September 2020. As a result of the reforms, auto insurance pricing is not uniform and can vary by over 100% among different insurance carriers for the same vehicle, according to iResearch.

●	With the trend toward digitalization in the insurance industry, digital platforms have become an increasingly important auto insurance distribution channel. In 2021 intermediary channels, including digital platforms, accounted for approximately 67.6% of auto insurance premiums written by P&C insurance carriers in China. According to iResearch, the penetration rate for digital auto insurance transactions in China was approximately 34.8% in 2021, and is expected to reach 72.9% by 2026. Digital platforms have become an increasingly important channel for auto insurance distribution in China, primarily driven by the efficiency and transparency they bring to auto insurance transactions.

●	Regulatory reforms have created new opportunities for insurance technology platforms. In September 2020, PRC regulatory authorities introduced auto insurance industry reforms aimed at optimizing auto insurance cost structures and increasing auto insurance distribution efficiency. This heightens the need for digitalization in the auto insurance industry and creates opportunities for technology and data-driven transaction platforms and SaaS solution providers like us.

●	The continued growth of the EV sector calls for smart EV insurance solutions. According to iResearch, China’s EV market reached 3.5 million units of sales in 2021, representing 13.4% of China’s total vehicle market in that year. China’s EV auto insurance market reached RMB27.9 billion in 2021 in terms of gross premiums written and is expected to grow at a CAGR of 42.5% to RMB163.7 billion in 2026. EV manufacturers generally sell directly to consumers and offer streamlined services to consumers over the lifespan of an EV. This has resulted in significant demand for compliant, transparent, standardized and smart one-stop EV insurance solutions that cover insurance purchases, claims and after-sales support, with no requirement for EV manufacturers to acquire insurance brokerage licenses, negotiate packages for EV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own.

●	A growing and diversifying non-auto insurance market. According to iResearch, the non-auto insurance market in China has been developing rapidly. Non-auto insurance premiums in China grew from RMB3.0 trillion in 2018 to RMB3.7 trillion in 2021 at a CAGR of 7.1% and are expected to reach RMB5.8 trillion in 2026 at a CAGR of 9.2%. As non-auto insurance market develops, insurance carriers offering auto-insurance products are expected to have more opportunities to sell across different types of insurance products by utilizing their mature marketing channels. Non-auto insurance products also tend to have more favorable margins and are less digitalized, and auto insurance carriers with scale and operating leverage can increase the overall profitability and diversify revenue by increasing their non-auto insurance product offerings and seizing digitalization opportunities over time.

We believe that digitalization will transform the insurance industry in China. As a result, technology platforms with comprehensive products and services, proprietary technical infrastructure, robust data analytics, unparalleled user experience and strong brand recognition hold a competitive advantage in China’s insurance market.

Ecosystem

As China’s largest independent technology-empowered platform for auto insurance transaction services measured by digital auto insurance transaction premiums and fourth largest insurance technology company measured by gross written premiums in 2021, according to iResearch, we aim to empower China’s insurance distribution and services value chain through data and technology. Our ecosystem participants, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and consumers, seamlessly interconnect through our platform.

As of December 31, 2022, we collaborated with approximately 100 insurance carriers, 4,400 insurance intermediaries and 480 third-party platforms, and worked with approximately 939,000 referral partners on our platform. Our proven data and technology capabilities benefit the entire insurance value chain.

Utilizing our unique data analytics technologies, complex proprietary algorithms and extensive national network, we currently offer digital insurance transaction products—Easy-Insur and Insurance Marketplace and insurance SaaS solution products—Digital Surge and Sky Frontier.

●	Easy-Insur. Easy-Insur is designed to be referral partner friendly and can be accessed from mobile, web, WeChat and third-party applications. Through Easy-Insur, we offer an extensive range of auto and non-auto insurance products underwritten by insurance carriers. Our referral partners typically access Easy-Insur and apply for insurance policies on behalf of the consumers that they refer to us.

●	Insurance Marketplace. Insurance Marketplace is designed to be consumer friendly and can be accessed from mobile, web, WeChat and third-party applications. Consumers directly access Insurance Marketplace to browse and purchase from a broad range of auto insurance products offered by insurance carriers.

●	Digital Surge. As a cloud-based software designed specifically for insurance intermediaries, Digital Surge enables insurance intermediaries to digitalize their core operating processes and meet regulatory requirements without diverting operational resources, allowing them to focus on growing their own businesses.

●	Sky Frontier. As a cloud-based software specifically developed for auto insurance carriers, our AI-based, analytics-driven Sky Frontier enables auto insurance carriers to optimize their underwriting and pricing strategies based on the automated analysis of a vast amount of insurance pricing data with our proprietary machine learning technology and algorithms.

We leverage the advantages of our platform to grow our business and launch new services and products, which draws more insurance carriers, third-party platforms, referral partners and insurance intermediaries to our platform, which in turn attracts more consumers. This virtuous circle strengthens our competitive advantages, enhances our value propositions to ecosystem participants and empowers our ecosystem to grow.

Value Propositions

Value propositions for insurance carriers

Provide access to diversified touch points for consumer acquisition

Our platform provides insurance carriers access to diversified distribution channels, allowing them to lower consumer acquisition costs. We collaborate with insurance referral partners, which include insurance brokers and auto service professionals from a wide range of customer touchpoints, to connect insurance carriers with insurance purchasers, enabling insurance carriers to broaden their consumer reach.

Expedite policy underwriting and issuance

Our platform is highly scalable and can easily integrate with the IT infrastructure of most insurance carriers. We had integrated our platform with the core technology systems of approximately 60 insurance carriers in China as of December 31, 2022. Through our digital insurance transaction products, we offer insurance carriers a digital channel to target desired consumers and distribute products cost-effectively, allowing carriers to replace inefficient and expensive insurance agents that manually complete and deliver insurance policies without having to invest in the technology and infrastructure to build and operate their own online distribution networks.

We analyze a substantial amount of data to gain insights into the underwriting guidelines of insurance carriers and have built a “rules engine” based on these insights. Through such rules engine, we provide referral partners and consumers suggestions to adjust their policy application requests before submitting them to insurance carriers customers, which significantly helps increase favorable underwriting decisions and allows carriers to issue more policies.

Optimize product pricing and control risks without incurring additional technology and infrastructure investments

Through its AI-based, analytics-driven SaaS solution product Sky Frontier, we automate real-time analytics to omnichannel market data in China’s insurance industry, enabling insurance carriers to develop superior strategies in product design and pricing while achieving significant competitive advantages, improving profitability and enhancing risk management. For example, embedded with advanced analytical models, the built-in data-driven AI prediction engine of Sky Frontier uses machine learning to screen and capture product and transaction data in our ecosystem. The prediction engine then utilizes such data and analytics to deliver price recommendations by region to insurance carriers, allowing insurance carriers to better manage pricing strategies across different regions and acquire customers more effectively while enhancing risk controls.

Increase revenue and improve economics

By connecting insurance carriers directly with a large number of insurance consumers that match desired consumer profiles, we enable insurance carriers to significantly increase revenue from policy premiums. Moreover, we provide insurance carriers with better economics. Insurance carriers usually require teams of employees to verify, compare and process consumer data across multiple distribution channels. Our platform digitalizes and automates the insurance policy issuance processes, enabling insurance carriers to significantly increase efficiency and reduce labor costs.

Value propositions for third-party platforms

Improve customer services

We provide direct access to insurance products underwritten by leading insurance carriers to customers of third-party platform partners, including automotive industry players, such as leading EV manufacturers, ride-hailing and consumer internet companies, enabling such third-party platform partners to better serve their customers and expand the scope of services to customers.

Diversify income sources to achieve better economics

We pay third-party platform partners fees for referring insurance consumers who purchase insurance products through our platform. This allows our third-party platform partners to generate additional income, diversify revenue sources and achieve better financial performance.

Value propositions for insurance referral partners

Offer competitive and diverse insurance products

Our platform allows referral partners to facilitate sales of a wide range of competitive insurance products to consumers. As of December 31, 2022, we had approximately 70 auto and non-auto insurance products underwritten by approximately 100 insurance carriers that are available on our platform to our referral partners. Our auto insurance products cover a comprehensive range of vehicle makes, models and styles, while its non-auto insurance products include both standardized and customized products. Our platform enables referral partners to address a wide range of their customers’ insurance needs by offering different types of insurance products across the auto and non-auto segments and achieve greater transaction volumes and repeat purchases.

Provide an easy-to-use digital experience to enhance customer conversions

Our flagship digital insurance transaction product Easy-Insur provides referral partners with an easy-to-use user experience, allowing them to submit insurance policy applications on behalf of customers through a few simple steps. Easy-Insur provides insurance options in a few minutes, allowing referral partners to help their customers facilitate the entire insurance policy issuance process at car dealerships, repair shops, car washes, gasoline stations and other insurance servicing situations. This helps referral partners substantially enhance their customer conversions.

Provide a more efficient and transparent process for selling insurance

We believe that traditional insurance agencies often work with only a few insurance carriers, limiting consumers to only a few choices. Our platform allows referral partners to swiftly obtain accurate and transparent quotes from multiple insurance carriers with a few simple steps, significantly enhancing efficiency and transparency.

Diversify income sources and achieve better economics

We pay referral partners services fees for referring insurance consumers and facilitating their purchase of insurance products through its platform. This enables our referral partners to diversify their income and achieve better economics from their existing customer base.

Value propositions for insurance intermediaries

Enable automation of core processes and improve operating efficiency

Insurance intermediaries in China have historically faced significant challenges in addressing inefficiencies in their back-office and other core business functions. Through our intelligent cloud-based one-stop SaaS solution product, Digital Surge, we aim to address the unmet needs for digital solutions from over 30,000 insurance intermediaries in China, and enable them to automate and optimize their core business processes. Digital Surge provides operations management, billing management, data management, human resources management, transaction management and report management functions to insurance intermediaries to improve the effectiveness and efficiency of their back-office business units. As the data analytics algorithms embedded in Digital Surge further develop, automation and streamlining across these multiple functions of Digital Surge are expected to increase.

Fulfill regulatory digitalization requirements at zero to low costs

In January 2021, the China Banking and Insurance Regulatory Commission published the Measures for Supervision of Digitalization of Insurance Intermediaries (the “Measures”), requiring insurance intermediaries to adopt a digital information system that meets regulatory requirements by February 1, 2022. By subscribing to Digital Surge, insurance intermediaries can meet these mandatory digitalization requirements at minimal or zero costs. In addition, the built-in report management function of Digital Surge automatically generates periodic operations reports that allow insurance intermediaries to satisfy regulatory reporting requirements at low cost.

Enhance competitiveness and diversity of insurance product offerings at minimum costs

For small to medium-sized insurance intermediaries whose business scales are not large enough to obtain from carriers insurance products that are as competitive and diverse as those offered on our platform, we provide access to the extensive insurance product pool on our platform through Digital Surge. Leveraging our extensive partnerships with insurance carriers and licensing capabilities, we allow these insurance intermediaries to sell more competitive and diverse insurance products without requiring these insurance intermediaries to incur significant business development costs.

Value propositions for insurance consumers

Offer competitive pricing

Through partnerships with approximately 100 insurance carriers as of December 31, 2022, we generally offer consumers insurance policies on more favorable terms at better prices than traditional insurance agents. In locations where certain local insurance intermediaries enjoy more favorable policy arrangements with local insurance carriers, we cooperate with these intermediaries to enable our consumers to benefit from more favorable policy arrangements, including better pricing terms.

Access to a comprehensive and diversified suite of insurance products

Our platform grants consumers access to a comprehensive and diversified suite of insurance products, covering both auto and non-auto segments. As of December 31, 2022, we had over 70 auto and non-auto insurance products underwritten by approximately 100 insurance carriers on its platform. Our auto insurance product offerings cover a wide range of vehicle makes, models and styles, and our non-auto insurance product offerings include both standardized and customized products, covering extensive types of products such as non-auto P&C insurance.

Provide a digital, transparent and informed transaction experience

Our digital insurance transaction products enable consumers to easily shop auto- and non-auto insurance products and submit insurance policy applications through a few simple steps. With the pre-verification of consumer information available in some of our digital insurance transaction products, a consumer typically needs to provide fewer lines of information to complete an insurance policy application, as compared to a traditional insurance purchase process, which often times requires manual inputs. As a result, consumers usually complete an insurance purchase in one or few attempts on our platform, as opposed to multiple attempts typically required in other insurance purchase methods.

Whereas traditionally consumers approached several insurance agents, each of which had a limited range of products from a limited number of carriers, our platform allows consumers to obtain rapid, accurate and transparent quotes from multiple insurance carriers at the same time, make an informed purchase decision and obtain an insurance policy within minutes. As a result, our platform reduces the time that consumers typically need to spend on finding insurance agents and comparing products and quotes from different insurance carriers.

Services and Products

We offer the following digital insurance transaction services and SaaS solution services to our ecosystem participants:

●	Digital insurance transaction services. Through its flagship digital insurance transaction products Easy-Insur and Insurance Marketplace, we facilitate the sale of both auto and non-auto insurance to consumers.

●	SaaS solution services.

○	Digital Surge, an intelligent cloud-based one-stop SaaS solution that helps insurance intermediaries digitalize their operation processes, and

○	Sky Frontier, an AI-based, analytics-driven pricing recommendation engine that helps insurance carriers optimize their underwriting and pricing strategies.

The following table sets forth the services provided through our digital insurance transaction products and SaaS solutions, the ecosystem participants on each of the digital insurance transaction products and the users of each of our SaaS solution services.

Digital insurance transaction services and products

Auto insurance transaction services and products

We provide auto insurance transaction services mainly through two products:

●	Easy-Insur, designed for referral partners who help consumers purchase auto insurance through mobile, web, WeChat and third-party applications; and

●	Insurance Marketplace, designed for consumers who use the product to purchase auto insurance directly through mobile, web, WeChat and third-party applications.

Easy-Insur and Insurance Marketplace digitalize various processes of facilitating the issuance of auto insurance. Connected to mobile applications, web-based terminals and APIs of insurance carriers, Easy-Insur and Insurance Marketplace enable referral partners and consumers to swiftly access quotes for insurance premiums, apply for auto insurance policies offered by a broad range of insurance carriers and pay premiums to insurance carriers. Through Easy-Insur and Insurance Marketplace, consumers can complete the auto insurance policy purchase process within minutes, with a team of service experts to provide real-time, quick and high-quality support to consumers.

Our data processing and analytic capabilities and proprietary algorithms efficiently match consumers with insurance policy options based on their individual circumstances and needs. This process decreases the time needed to compare insurance carriers, enhances user experience and increases the likelihood that users will purchase policies through our digital insurance transaction products.

The auto insurance products offered through Easy-Insur and Insurance Marketplace include:

●	statutory automobile liability insurance, including compulsory traffic liability insurance and third-party liability insurance, and

●	commercial auto insurance.

The following steps show how referral partners apply for an auto insurance policy on behalf of consumers through Easy-Insur.

Consumers who directly apply for auto insurance policies through Insurance Marketplace go through similar procedure as illustrated above, though on Insurance Marketplace, consumers fill out the relevant information and complete the entire insurance purchase process by themselves. These simple key steps demonstrate the speed and convenience of our digital insurance transaction products.

Easy-Insur and Insurance Marketplace provide post-purchase renewal services. One to three months before an auto insurance policy purchased through Easy-Insur or Insurance Marketplace is due for renewal, Easy-Insur and Insurance Marketplace automatically send reminders to referral partners and consumers and offer available renewal prices, allowing them to renew policies immediately with a quick decision. This process is much more challenging for traditional insurance agencies, which typically lack the systems and processes to send reminders in an accurate, timely and efficient manner.

We have been continually improving the user experience of our digital insurance transaction products, which have attracted an increasing number of referral partners and consumers. Easy-Insur had approximately 739,000 and 939,000 referral partners as of December 31, 2021 and 2022, respectively. Referral partners that use Easy-Insur include individual insurance practitioners and other individuals from a broad range of consumer touchpoints. See “—Ecosystem—Referral Partners.” In 2021 and 2022, gross written premiums of auto insurance policies sold on our digital insurance transaction products were RMB8,881.2 million and RMB12,907.9 million, respectively.

Non-auto insurance transaction services and products

We also provide non-auto insurance transaction services, we offer approximately 70 types of non-auto insurance products underwritten by a broad range of insurance carriers, including both standard and customized non-auto products, such as non-auto P&C products as of December 31, 2022.

Easy-Insur provides quotes for insurance premiums of standard non-auto insurance policies. Our referral partners also help consumers select non-auto insurance policies and pay premiums to insurance carriers through Easy-Insur. The process for purchasing non-auto insurance is similar to the process for purchasing auto insurance described above.

Our referral partners can also submit quote requests for non-standard non-auto insurance through Easy-Insur or directly through our local service personnel. Immediately upon receiving a quote request, our local service personnel obtain quick and accurate quotes from insurance carrier partners and recommend suitable non-standard non-auto insurance products to referral partners. Our local service personnel also help referral partners and consumers negotiate prices and other terms of the non-standard non-auto insurance and guide them through the insurance policy purchase process.

We also consider the demand, preferences and feedback from ecosystem participants. We believe this leads to higher customer satisfaction and distinguishes us from other non-auto insurance platforms that simply offer homogeneous non-auto insurance products available in the market. We also closely monitor non-auto insurance market dynamics and frequently updates its product listings on Easy-Insur.

In 2021 and 2022, gross written premiums of non-auto insurance policies sold on our insurance transaction products amounted to RMB2,210.3 million and RMB3,648.2 million, respectively.

SaaS solution services and products

Committed to re-shaping the insurance distribution and empowering the value chain through technology, we have launched our proprietary insurance-related SaaS solutions designed for insurance intermediaries and insurance carriers. By launching these SaaS solutions, we aim to capitalize on our technology capabilities and deep understanding of China’s insurance industry.

Digital Surge

Insurance intermediaries in China have historically faced significant challenges in addressing the inefficiencies in their back-office and other core business functions. In December 2020, we launched Digital Surge, an intelligent cloud-based one-stop SaaS solution, to improve the operating efficiency of insurance intermediaries by digitalizing their core business processes, including product management, contract management, billing management and regulatory reporting. The following chart sets forth the key product features of Digital Surge.

In January 2021, the China Banking and Insurance Regulatory Commission published the Measures for Supervision of Digitalization of Insurance Intermediaries (the “Measures”), requiring insurance intermediaries to adopt a digital information system. We believe these heightened regulatory requirements have increased and will continually increase the demand for solutions that help intermediaries meet regulatory requirements and increase operating efficiency.

Over 20,000 insurance intermediaries in China have unmet needs for digital solutions. Digital Surge operates a freemium business model, through which it offers most functions on a complimentary basis to expand customer base, and only charges a premium for selected transaction functions. We have quickly expanded the customer base of Digital Surge through referrals by our ecosystem participants, industrial organizations and local regulatory authorities and promotional activities such as product presentation events.

We offer Digital Surge which primarily consists of the following seven key modules:

●	Operations management. This module enables intermediaries to digitalize the management of insurance policies and transaction records. For example, this module automatically alerts intermediaries in advance of the renewal date of insurance policies sold to end consumers. This model also allows intermediaries to manage information about insurance carriers and the licenses held by the intermediaries and their sales agents.

●	Billing management. This module automates intermediaries’ billing processes and helps intermediaries better manage commission settlement and payment collections, which in turn enhances their financial performance and customer service.

●	Contract management. This module helps intermediaries manage the creation, negotiation, execution and renewal of contracts they enter into with insurance carriers. For example, intermediaries can monitor the status of their contracts with insurance carriers and receive automatic renewal reminders for contracts about to expire.

●	Data and privacy management. This module integrates an insurance intermediary’s operating data, allowing the intermediary to store, manage and track its data on the cloud.

●	Human resources management. This module allows intermediaries’ human resources personnel to oversee different levels of management layers and administer employees’ accounts for employment-related purposes and set system access privileges, enabling them to operate more efficiently and maintain relatively leaner human resources teams.

●	Transaction management. Directly connected to the transaction systems of about 60 insurance carriers, this module displays the insurance products an intermediary can sell based on its contracts with these insurance carriers. This module also captures updates made on insurance carriers’ transaction systems in real time. With a few simple clicks, an intermediary can check and compare the prices and other terms of insurance products offered by distinct insurance carriers.

●	Reports management. This module features a built-in dashboard that gives intermediaries a holistic view of sales patterns based on insurance type. This module also automatically generates periodic reports for intermediaries in compliance with regulatory requirements.

The introduction of Digital Surge to the market allows us to diversify our product offerings and revenue sources. Through Digital Surge, we also accumulate more insurance transaction-related data insights from which we can leverage to optimize our algorithms and derive value. We believe that as more insurance intermediaries use Digital Surge and sell insurance products under our contracts with insurance carriers, our bargaining power with insurance carriers should increase, enabling us to obtain more favorable policy terms for insurance products and create more value for its ecosystem participants.

Sky Frontier

In March 2021, we launched Sky Frontier, an AI-based, analytics-driven pricing recommendation engine, to help insurance carriers optimize underwriting and pricing strategies and control risks. Sky Frontier is embedded with a data-driven AI prediction engine that uses machine learning to screen and capture extensive and multi-dimensional product and transaction data in our ecosystem. Through its prediction engine’s automated analytics, Sky Frontier provides pricing insights and strategies to insurance carriers using the following clusters of data:

●	pricing data from the large number of transactions and quotes generated in its ecosystem;

●	vehicle data, such as license plate number, VIN, engine number, vehicle make and model, vehicle style, vehicle year and vehicle use (passenger v. commercial); and

●	the latest industry developments and competitive environment.

Sky Frontier provides insurance carriers with more granular risk segmentation and greater pricing precision based on an analysis of the vast amount of transaction data in our ecosystem through machine learning technology. Sky Frontier assigns vehicle makes and models into different risk categories for different insurance carriers based on algorithms tailored to each insurance carrier’s specific circumstances, including user and strategy preferences. This process enables insurance carriers to optimize their underwriting and pricing strategies as well as decision-making process. In addition, pricing has become a key competitive differentiator for insurance carriers, which in turn drives an increase in demand for intelligent SaaS solutions that help insurance carriers optimize underwriting and pricing strategies. We believe that the comprehensive reform provides a significant market opportunity for Sky Frontier.

Current key features of Sky Frontier include:

●	Cross-dimensional pricing analysis. Built on a complex analytics model, this feature automatically labels the distinct clusters of data, including insurance quotes, pricing data as well as underwriting metrics and results. The platform then performs and visualizes cross-dimensional analysis to insurance carriers, allowing insurance carriers to easily monitor and analyze their pricing, underwriting and transaction performances.

●	Vehicle and auto insurance profiles. This feature automates analysis based on the vehicle profile and relevant auto insurance data processed by us and captures up-to-date trends in China’s vehicle and auto insurance markets. This enables insurance carriers to strategically establish their product development plans.

●	Industrial data mining. This feature tracks and allows insurance carriers to gain visibility to substantial historical and industrial data and regulatory information in China’s auto insurance market. This helps insurance carriers to consider the latest industry-wide developments when formulating their strategic operational initiatives.

●	Smart predictive sales performance. Leveraging deep learning and predictive analytics algorithms, this feature visualizes insurance carriers’ historical auto insurance sales performance and provides forecasts for the future sales performance of these carriers and overall auto insurance market sales trends.

●	Reporting and underwriting recommendations. This feature streamlines and integrates relevant data processed by us to generate qualitative and quantitative reports regarding a certain insurance carrier’s past underwriting patterns and prevailing market practices. It then provides recommendations to insurance carriers to help optimize their underwriting decisions.

Ecosystem

We have created a vibrant insurance ecosystem. Our insurance transaction services, comprehensive insurance offering, proven data and technology capabilities and advanced AI-enabled SaaS capabilities serve as the basis of our ecosystem.

Our platform attracts and connects key participants in our ecosystem, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and consumers. The interactions among our ecosystem participants form a powerful flywheel, benefitting each ecosystem participant and providing us with significant monetization opportunities. The following graphic depicts the key participants and self-reinforcing network effect of our ecosystem to drive growth:

Insurance carriers

We believe we are the “go-to” digital channel partner for auto insurance carriers in China. As of December 31, 2022, we established relationships with a broad and diversified network of 100 insurance carriers of all sizes, including group-wide insurance conglomerates and other medium sized and small insurance carriers.

Digital insurance transaction services

Top insurance carriers in China have increasingly relied on us to facilitate sales of insurance products. In 2022, we facilitated auto insurance transactions with aggregate premiums of RMB12.9 billion, representing an increase of 45.3% from aggregate premiums of RMB8.9 billion in 2021.

We are one of the very few innovative digital platforms for auto insurance transaction services that connect to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021. As of December 31, 2022, we had connected our platform to the core transaction systems of approximately 60 insurance carriers in China.

Integrating our platform with the transaction systems of insurance carriers allows us to swiftly provide consumers quotes for insurance policies and reduces the time required to deliver insurance policies, increasing efficiency, transparency and consumer satisfaction. We provide quotes for insurance policies within an average of a few minutes, significantly shorter than the time that is typically required to obtain insurance premium quotes though traditional auto insurance distribution channels.

Under PRC law, an insurance carrier can only issue auto insurance policies in the provinces, autonomous regions and municipalities where it is incorporated or has established branches. We partner with insurance carriers (including their provincial and municipal branches) to digitally facilitate the sale of auto and non-auto insurance products.

●	We typically enter into framework agreements with insurance carriers, specifying the types of insurance that we will offer and the related service charges. These agreements usually contain terms from one to three years. Additionally, these agreements usually allow us to facilitate platform and system integrations with insurance carriers.

●	We enter into contracts with insurance carrier customers, which are provincial and municipal branches, as the case may, of insurance carriers. These contracts typically specify the types of insurance that CCT is authorized to sell and transaction service fee rates in specified geographical locations.

Through our nationwide network, our local branches had entered into over 1,700 contracts with insurance carrier customers for the sale of auto and non-auto insurance products as of December 31, 2022. This allows us to obtain more favorable terms for insurance policies because such insurance carrier customers typically have more flexibility in pricing specific insurance policies.

Insurance carrier customers typically pay us different transaction service fees in different geographic markets based on the intensity of competition, the number of locally registered vehicles, applicable regulatory requirement, and other factors. In 2021 and 2022, the transaction fee rate that we received from insurance carriers averaged 15.3% and 15.8%, respectively.

SaaS solution services

We offer Sky Frontier, an AI-based, analytics-driven pricing recommendation engine, to help insurance carriers optimize underwriting and pricing strategies. See “—Services and Products—SaaS Solution Services and Products—Sky Frontier.”

We typically enter into SaaS service agreements with subscribers of Sky Frontier for a fixed term of one year. As of December 31, 2022, we had already entered into SaaS service agreements with approximately 90 insurance carrier customers. We generally charge Sky Frontier’s subscribers a yearly flat fee. In 2021 and 2022, the subscription revenue generated from Sky Frontier amounted to approximately RMB21.9 million and RMB51.2 million, respectively.

Third-party platforms

We selectively partner with third-party platforms to attract users to our platform. We provide the users of third-party platforms direct access to insurance products underwritten by leading insurance carriers and facilitates their purchase of insurance. Our third-party platform partners include automotive industry players, such as leading EV manufacturers, ride-hailing and consumer internet companies.

Our partnerships with EV manufacturers empower EV manufacturers to address the challenges they face with respect to auto insurance. By partnering with us, EV manufacturers that generally sell direct to consumers can easily deploy our one-stop EV insurance solutions and deliver EV consumers streamlined auto insurance services ranging from insurance purchases to claims and after-sales support, without the need to acquire insurance brokerage licenses, negotiate packages for EV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own. We believe that the compliant, transparent, standardized and smart EV insurance solutions offered by us allow EV manufacturers to transform the way they connect with consumers over the EV life span, achieve consumer-centric service innovation, increase consumer loyalty, and obtain sustainable competitive advantage in the rapidly evolving EV sector.

We typically enter into partnership agreements with our third-party platform partners for a term ranging from one year to three years. As of December 31, 2022, we had entered into partnership agreements with over 480 third-party platforms. We typically pay service fees to these third-party platforms for insurance transactions completed by their users through its platform.

Referral partners

Our referral partners direct consumers interested in insurance products to our platform. Referral partners use Easy-Insur to obtain insurance quotes for consumers and help consumers purchase insurance policies. Cooperation with referral partners allows us to access a large and growing consumer base.

We attract referral partners through third-party platform partners, promotional events, training courses and seminars. We also integrate Easy-Insur with applications and systems of third-party platform partners through APIs, enabling users of these platforms to be directed automatically to Easy-Insur to become referral partners and use Easy-Insur for insurance quotes and insurance transaction services. We also attract referral partners by conducting promotional activities with consumer internet companies at auto-related locations, such as automobile dealerships, vehicle repair and maintenance centers and car washes and gasoline stations. As of December 31, 2022, we had over 939,000 referral partners.

As part of the registration process on Easy-Insur, we enter into user agreements with our referral partners. We typically pay referral partners following their successful facilitation of an insurance transaction. The referral services fees we pay these referral partners vary in different geographic markets based on the intensity of competition, the number of locally registered vehicles and other factors.

Insurance intermediaries

As of December 31, 2022, we collaborated with approximately 4,400 insurance intermediaries.

We offer Digital Surge, an intelligent cloud-based one-stop SaaS solution product, to help insurance intermediaries digitalize their operations to meet heightened regulatory requirements and increase operation efficiency. See “—Services and Products—SaaS Solution Services and Products—Digital Surge.”

We typically enter into SaaS service agreements with subscribers of Digital Surge for a fixed term of one year. As of December 31, 2022, we had entered into SaaS service agreements with over 4,300 insurance intermediaries.

Customers may subscribe for Digital Surge’s functions, many of which are offered on a complimentary basis. If a customer has subscribed for Digital Surge and elected to use charged transaction functions, such customer will be charged an annual fee, which may vary based on the type of charged services such customer selects. In 2021 and 2022, subscription revenue from Digital Surge amounted to RMB8.0 million and RMB8.6 million, respectively.

Consumers

We attract consumers to our platform primarily through referral partners and third-party platforms. We believe that our consumers are typically tech-savvy people who seek transparency, affordability and convenience in their insurance purchase experience, with a strong preference for digital transactions.

Nationwide Network

Under PRC law, an insurance agent must obtain a license to sell insurance products. In addition, an insurance agent can only conduct businesses in the provinces, autonomous regions and municipalities where it is incorporated or has established branches.

We have established an extensive nationwide network, consisting of approximately 110 branches licensed to sell insurance policies in 24 provinces, autonomous regions and municipalities in China and over 400 service personnel as of December 31, 2022.

Through our nationwide network, we enter into contracts with insurance carrier customers and facilitate the issuance and delivery of insurance policies to consumers.

Our service personnel at local branches visit our insurance carrier customers regularly to promote and collect feedback about the digital insurance transaction and/or SaaS solution services provided to such insurance carrier customers and obtain the latest insurance product offerings and insurance policy updates from such carriers.

CCT believes that its nationwide network enables it to enhance relationships with and obtain more favorable terms from insurance carrier customers and keep abreast of the latest insurance product and policy information. Our local service personnel also hold educational seminars and networking events for referral partners and consumers and help them negotiate customized non-auto products with insurance carrier customers.

Data, Technology and Infrastructure

CCT believes that its data processing and analytic capabilities and proprietary technology represent the key to its success, which enable CCT to improve the experience it offers to its ecosystem participants.

Data advantage

Data process and analysis

As we continue to accumulate data from transactions completed by our ecosystem participants, our algorithms become more powerful. We believe our data analytics capabilities allow us to achieve a significant competitive advantage.

Data processed by us include:

●	insurance quote requests;

●	vehicle information (including license plate number, VIN, engine number, vehicle make and model, vehicle style, vehicle year and vehicle use (passenger versus commercial));

●	insurance policy information (including insurance type and premiums);

●	insurance quote and transaction data (including data of no-claim discounts); and

●	personal information obtained from consumers through its ecosystem (including name, gender and contact information) as agreed by such consumers.

We analyze such data to:

●	make informed decisions in our business operations and strategic planning, such as entry into new markets and verticals;

●	optimize its analytics-based marketing efforts to increase consumer conversion and enhance overall user experience;

●	enhance underwriting efficiencies through the creation and optimization of underwriting rules;

●	help insurance carriers better manage underwriting and pricing strategy and launch promotions more effectively; and

●	help referral partners enhance productivity and sales volume.

Algorithms

We utilize data analytics across our products. Our proprietary algorithms benefit from years of data accumulation and analysis, which are continually enriched with new data collected from our ecosystem participants and refined by our in-house data analytics team.

Through machine learning, we analyze data to gain insights into the underwriting guidelines of our insurance carrier partners. We believe that we are the only insurance technology platform in China that has built a “rules engine” based on these insights. Through the rules engine, which is embedded in each of our digital insurance transaction products, we provide referral partners and consumers suggestions to adjust their quote request entries before submitting them to insurance carriers, which we believe helps increase favorable underwriting decisions and enhance user experience.

For example, a vehicle model usually comes with various body and engine styles. The categories of vehicle styles, however, are not uniformly recognized among insurance carriers. Each auto insurance carrier in China has set its own rules to determine the style of a vehicle. As a result, different insurers may price insurance for a vehicle differently based on their own respective rules.

Immediately upon receiving the vehicle information provided by referral partners and consumers on Easy-Insur and Insurance Marketplace, our algorithms automatically suggest the specific style of vehicle to include in the quote requests based on our insights into insurance carriers’ rules for determining vehicle styles. This process enables referral partners and consumers to obtain more accurate quotes based on the style of vehicle.

Through the algorithms for our digital insurance transaction products, we present personalized insurance policy options to referral partners and consumers and matches them with insurance carriers most likely to provide the right coverage at a competitive price. These algorithms consider vehicle information provided by referral partners and consumers, referral partners’ preferences and economics as well as our own profit margins. We believe that the accuracy of the matches provided by our algorithms will further improve over time as we expand insurance carrier coverage in our ecosystem and further accumulate data insights.

We use machine learning through Sky Frontier to capture pricing coefficients from a significant number of transactions and quotes completed through our ecosystem and derive price recommendations by region for insurance carriers. Our algorithms also generate unique risk analytics for each auto make and model based on multi-dimensional data provided by referral partners and consumers, including driver profile and behavior, vehicle information, historical claims and other factors.

Data security and privacy

We deploy a variety of technical solutions to prevent and detect vulnerabilities in user privacy and data security, such as encryption, firewalls, vulnerability scanning and log audit. We have established stringent internal protocols with strictly defined and layered access authority.

We strictly control and manage the use of data within our various departments and output of data within our ecosystem. In addition, we conduct regular penetration testing performed by our own information security department and third-party testing companies.

Technology and infrastructure

“Solid Rock” (磐石) is our fundamental operating system. Built upon unique data analytics technologies and complex proprietary algorithms, “Solid Rock” supports the primary functions of our platform, such as automatic vehicle searches, quotes, order displays, error checks, generation of text messages and verification codes and channel management.

As of December 31, 2022, we had connected its “Solid Rock” (磐石) system with the core transaction systems of approximately 60 insurance carriers in China. Integration with insurance carriers’ transaction systems requires strong and long-term relationships with insurance carriers, as well as technology capabilities to integrate with different transaction systems used by insurance carriers in China. We believe this differentiates us from our competitors and is a key factor for our success.

We work with insurance carriers to establish:

●	sophisticated protocols that help ensure the safety, stability and confidentiality of data transfers with insurance carriers;

●	interaction sequences that optimize data transfer efficiency; and

●	rectification procedures that enable prompt correction of system failures or data transfer errors.

We maintain APIs to help ensure the stability of data transferred to and from insurance carriers. We also have a rapid software development cycle to increase the efficiency and capacity of our system.

We designed our technology systems to be partner-agnostic, modular, scalable, stable, robust and sustainable. Our technology systems utilize an automated operation, maintenance and management framework. These systems are easily adaptable to other types of IT infrastructure used by our insurance carriers, regardless of how old or complex, and allow for automating smooth and uninterrupted upgrades on a continual basis.

It usually takes only one to two weeks for us to customize our connection hubs and complete a connection with the core transaction system of a new insurance carrier. In terms of system upgrades, we typically complete an automatic system upgrade for our platform within an hour and in any event no later than 24 hours.

For example, auto insurance carriers in China were required to update their systems in accordance with the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance issued by CBIRC on September 19, 2020 (the “Guiding Opinions”). Following the issuance of the Guiding Opinions, CCT not only upgraded its technology systems overnight to synchronize with nine insurance carriers’ updated transaction systems, but also completed technology upgrades to simultaneously adapt to the updated transaction systems of all other insurance carrier partners within two months. As of 2022, our technology systems underwent approximately 6,880 smooth and uninterrupted updates, including updates to support new functions of the digital insurance transaction and insurance SaaS solution products, as well as updates to synchronize with the changes in our insurance carrier partners’ transaction systems or policies.

Cloud providers such as Alibaba Cloud host our applications, websites, APIs, software and supporting services. Cloud computing allows us to efficiently allocate our IT resources, improve the management of our systems and lower our labor costs.

As of December 31, 2022, we had a team of 104 research and development personnel, accounting for 44.8% of our total number of headquarters employees, responsible for developing, maintaining and improving our technology infrastructure, including applications, websites, APIs, software and technology systems.

In 2021 and 2022, CCT’s research and development expenses were RMB46.8 million and RMB49.9 million, accounting for 19.8% and 19.3% of its total operating expenses.

Marketing

We focus our marketing efforts on engaging insurance carriers, referral partners, insurance intermediaries and insurance consumers. We have a dedicated marketing team at our headquarters, which formulates and executes our overall sales, marketing and branding strategies.

Our service personnel at local branches visit our insurance carrier partners regularly to promote our services and products and hold educational seminars and networking events to attract referral partners. We also promote our products and services by attending conferences and industry exhibitions and through word-of-mouth referrals. We also utilize targeted advertisement placements for the “Cheche” brand and Easy-Insur, to increase brand exposure, build trust among potential users and improve user conversion.

When expanding into a region, we typically hire a team of marketing personnel to promote our services and products to local businesses and other referral partners.

Competition

We face competition principally from other auto insurance transaction services providers, including:

●	large internet platforms, such as Alipay;

●	vertical auto insurance transaction platforms; and

●	insurance carriers’ direct online sales platforms.

We may face new competition as we introduce new services or products, as our existing services and products evolve, or as other companies introduce new services and products.

While the insurance industry is evolving rapidly and is becoming increasingly competitive, we believe that we compete favorably because of our strong technology and infrastructure capabilities, deep connections with insurance carriers and extensive distribution network.

Intellectual Property

We seek to protect our intellectual property through a combination of patent protection, copyrights, trademarks, service marks, domain names, trade secret laws, confidentiality procedures and contractual restrictions.

As of December 31, 2022, we had registered 69 trademarks, 150 software copyrights and 10 domain names, including chechegroup.com, in China. Information contained on, or that can be accessed through our website is not incorporated by reference into this Report and you should not consider such information to be part of this Report.

We enter into confidentiality agreements with our key employees. In addition, the cooperation agreements that we enter into with our business partners include confidentiality provisions.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain property insurance or business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not have sufficient insurance coverage.” We consider our insurance coverage to be in line with the industry practice as well as the customary practice in China.

Seasonality

We experience seasonality in our business, as a result of seasonality in vehicle sales and the promotional activities of auto insurance carriers in China. Traditionally, higher levels of vehicle sales in China occur in September and October, which drives significant increases in sales of auto insurance policies.

As a result, we typically record higher transaction volumes and revenue during the second half of each year. However, we have a limited operating history, and the seasonal trends that we have experienced in the past may not be representative.

Government Regulations

Set forth below is a summary of the most significant rules and regulations that affect our business activities in China, or the rights of our shareholders to receive dividends and other distributions from us.

Regulations of the Insurance Industry

The insurance industry in the PRC is highly regulated. In connection with the Institutional Reform Program of the State Council released by National People’s Council on March 17, 2018, the CBIRC was established by a merger of China’s banking and insurance regulators: the China Banking Regulatory Commission and the China Insurance Regulatory Commission (the “CIRC”).

Subordinate to, and with the authorization of, the State Council, the CBIRC functions as a centralized institution with administrative oversight and competence over the banking and insurance industry. The CBIRC and its dispatch offices constitute the regulatory system for the insurance industry. Its major regulatory duties with respect to the insurance industry include:

●	preparing principles and policies for the development of the insurance industry;

●	formulating industry development strategies and plans;

●	drafting laws and regulations for the supervision and regulation of the insurance industry and formulating industry rules and regulations;

●	approving the establishment of insurance companies and their branches, insurance group companies and insurance holding companies;

●	jointly with the relevant authorities approving the establishment of insurance asset management companies;

●	approving the establishment of representative offices by overseas insurance institutions;

●	approving the establishment of insurance intermediaries such as insurance agencies, insurance brokerage companies, insurance loss adjusting companies and their respective branches;

●	approving the establishment of overseas insurance institutions by domestic insurance and non-insurance institutions;

●	approving mergers, carve-outs, changes of corporate forms and dissolutions of insurance institutions and making decisions on receivership and the appointment of receivers;

●	participating in and overseeing the bankruptcy and liquidation proceedings of insurance companies;

●	examining and confirming the qualifications of senior management members in various types of insurance institutions;

●	setting the basic qualification standards for insurance practitioners;

●	approving the terms and premium rates of insurance products related to the public interest, statutory mandatory insurance and newly developed life and health insurance products;

●	supervising other insurance products through registration of their terms and premiums;

●	supervising the solvency and market activities of insurance companies;

●	managing insurance guarantee funds and monitoring insurance security deposits;

●	formulating the relevant rules and regulations on the basis of laws and policies of the PRC Government on the deployment of insurance funds, and supervising the deployment of funds by insurance companies;

●	supervising public-policy-oriented insurance and statutory insurance;

●	supervising organizational forms and operations such as captive insurance and mutual insurance;

●	centralizing the administration of insurance industry associations and organizations such as the Insurance Association of China and the Insurance Institute of China;

●	investigating and imposing penalties on illegal acts and misconduct of insurance institutions and practitioners, such as unfair competition and direct or disguised engagement in insurance business by non-insurance institutions;

●	supervising overseas insurance institutions established by domestic insurance and non-insurance institutions;

●	establishing the standards for information systems used in the insurance industry;

●	establishing insurance risk-assessment, risk-warning and risk-monitoring systems;

●	tracking, analyzing, monitoring and forecasting the operating conditions of the insurance market; and

●	centralizing compilation of statistical data and reports for the national insurance industry and carrying out publication in accordance with relevant regulations.

Fundamental Regulation of Insuring Activities

The legal framework for monitoring and administering insuring activities within the territory of the PRC is underpinned by laws and regulations, including the Insurance Law of the People’s Republic of China (the “PRC Insurance Law”), and administrative regulations, departmental provisions and other regulatory documents in accordance with the PRC Insurance Law.

As the fundamental insurance law of the PRC, the PRC Insurance Law is the most important law in the regulatory and legal framework for the PRC insurance industry. The Standing Committee of the National People’s Congress approved the PRC Insurance Law on June 30, 1995. The PRC Insurance Law became effective on October 1, 1995 and was amended in 2002, 2009, 2014 and 2015.

Regulation of Insurance Brokerages

The principal regulation governing insurance brokerages is the Provisions on the Regulation of Insurance Brokers, effective from May 1, 2018. According to this regulation, “insurance brokers” refer to institutions, including insurance brokerage companies and their branches, that receive commissions for providing intermediary services for insurance contracts between applicants and insurance companies on behalf of applicants.

To establish an insurance brokerage company that conducts business in regions outside the province, autonomous region, municipality directly under the central government, or city specifically designated in the state plan where its business is registered, the minimum registered is RMB50 million. The registered capital of an insurance brokerage company must be paid-in monetary capital. An insurance brokerage company must obtain a license to operate an insurance brokerage business within the PRC.

An insurance brokerage company may conduct the following insurance brokering businesses:

●	making insurance proposals, selecting insurance companies and handling the insurance application procedures for applicants;

●	assisting the insured or the beneficiary to claim compensation;

●	reinsurance brokering;

●	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

●	performing other business activities specified by the CIRC.

We plan to expand our business to engage in insurance brokerage activities and apply for an insurance brokerage license with the CBIRC in the future, and will be subject to additional rules and regulations as an insurance brokerage.

Regulation of Insurance Agencies

The principal regulation governing professional insurance agencies is the Provisions on the Regulation of Insurance Agencies, effective from January 1, 2021. The Provisions on the Regulation of Insurance Agencies regulate market access, operating rules, market exit, monitoring and inspection, and legal obligations for insurance agencies.

According to the Provisions on the Regulation of Insurance Agencies, “insurance agencies” refers to organizations or individuals that are entrusted by an insurance company and collect commissions from the insurance company to handle the insurance business on an agency basis within the scope authorized by the insurance company, including professional insurance agencies, sideline insurance agencies and individual insurance agents.

To establish a professional insurance agency, the minimum registered capital depends on its business region. For professional insurance agencies whose business regions are not limited to the province, autonomous region, municipality directly under the central government, or city specifically designated in the state plan where they are registered, the minimum registered capital should be RMB50 million, while for those operating within the province, autonomous region, municipality directly under the central government, or city specifically designated in the state plan where they are registered, the minimum registered capital should be RMB20 million. The registered capital of a professional insurance agency must be paid-in monetary capital. An insurance professional agency must obtain an Insurance Agent Operating License.

A professional insurance agency may engage in the following insurance agency businesses:

●	selling insurance products on behalf of the insurer principal;

●	collecting insurance premiums on behalf of the insurer principal;

●	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

●	other business activities specified by the CBIRC.

According to the Notice to Overhaul Chaotic Auto Insurance Market (the “Overhaul Notice”), promulgated by the CIRC on July 6, 2017, all property insurance companies must intensify their compliance management and control of vehicle insurance intermediary businesses, and comply with authorization and management responsibilities applicable to intermediaries and individuals. Property insurance companies may not entrust any institution without lawful qualification to conduct insurance sale activities, or pay vehicle insurance service charges to unqualified institutions, directly or in a disguised way.

Property insurance companies may not entrust or permit any cooperative intermediary to delegate vehicle insurance agency rights to any other institution. A property insurance company may entrust a third-party internet platform to provide webpage-linking services, but may not entrust or permit any third-party internet platform without a lawful qualification as an insurance intermediary to engage in insurance sale activities on its website, including trial calculations of insurance premiums, price quotations and comparisons, business promotions and fund payments.

Property insurance companies must submit for approval of the terms and premium ratios for vehicle insurance. Any property insurance company, insurance intermediary or individual may not grant or undertake to grant benefits not specified in an insurance contract to the policyholder or the insured, including by returning cash or providing prepaid cards, negotiable securities, insurance products, coupons or other property, or offsetting premiums by reward points or exchanging reward points for goods. Property insurance companies, insurance intermediaries or individuals may not pay interest or benefits not specified in an insurance contract in a disguised way such as by allowing the insured to participate in a promotional campaign organized by any other institution or individual.

According to the Guiding Opinions on Implementation of the Comprehensive Reform of Vehicle Insurance promulgated by the CBIRC on September 2, 2020, insurance companies and intermediaries will be under simultaneous investigation and handling in the vehicle insurance field, to severely crack down on the illegal acts such as obtaining service charges by fabricating intermediary business, issuing false invoices and bundled sales. In addition, it is imperative to promote insurance companies and intermediaries to improve the connection of information systems, to regulate the settlement and payment of service charges, and prohibit the advance payment by sales personnel. Insurance intermediaries are prohibited from carrying out non-local vehicle insurance business.

Pursuant to the Administrative Measures for Insurance Sales Activities (Draft for Comment) issued by the CBIRC on July 19, 2022, insurance companies and insurance intermediaries shall not engage in insurance sales practices beyond the scope of business and regional scope approved by the law and regulatory system as well as regulatory agencies. Insurance sales personnel shall not engage in insurance sales practices beyond the scope of authorization of their respective institutions. Insurance companies and insurance intermediaries should strengthen the management of insurance sales channel business, implement the responsibility for insurance sales channel business compliance, improve the supervision of insurance sales channel compliance, and shall not use the insurance sales channel to carry out illegal and irregular activities.

Regulations of Informatization Work of Insurance Intermediaries

According to the Regulation of Informatization Work of Insurance Intermediaries promulgated by the CBIRC on January 5, 2021, insurance intermediaries are required to apply modern information technologies to business processing, operation management and internal control, to continuously improve operational efficiency, optimize the allocation of internal resources and improve the level of risk prevention.

Insurance intermediaries shall perform the following obligations:

●	comply with laws, administrative regulations and technical standards on cyber security and informatization work and the regulatory system of the CBIRC;

●	formulate their respective informatization work plans, and ensure that such plans are consistent with their overall business plans;

●	formulate an informatization system and establish an informatization management mechanism featuring reasonable division of work, clarified duties and clear reporting relations;

●	prepare an informatization budget and ensure the funds required for the informatization work;

●	carry out the informatization construction of their own institutions, and ensure that they have complete control of the management power over their own information systems and data;

●	formulate their own emergency response plans for informatization emergencies, organize emergency drills, and timely report, quickly respond to and handle the informatization emergencies that have occurred in their own institutions;

●	cooperate with the CBIRC and its local bureau in carrying out the supervision and inspection of the informatization work, truthfully provide the relevant documents and materials, and make corrections according to the regulatory opinions;

●	carry out informatization training, and enhance the informatization awareness, information security awareness and software legalization awareness of their employees; and

●	other informatization duties as specified by the CBIRC.

Based on aforesaid principal obligations, insurance intermediaries shall, in particular, protect personal information in the process of collecting and handling such information. Without permission or authorization, an insurance intermediary shall not collect personal information irrelevant to the services it provides, or collect, use, provide or dispose of personal information in violation of the laws, administrative regulations or contractual stipulations, or divulge or distort personal information.

Where the informatization work of insurance intermediaries fails to meet the requirements of the Regulation of Informatization Work of Insurance Intermediaries, they shall be deemed as failing to meet the requirements of Articles 7, 12 and 18 of the Provisions on the Regulation of Insurance Agencies, Articles 7 and 16 of the Provisions on the Regulation of Insurance Brokers, Articles 16 and 18 of the Provisions on the Regulation of Insurance Assessors and other relevant conditions and shall not engage in insurance intermediary business.

Regulation of Services Provided by Professional Insurance Agency and Its Practitioners

Based on the Provisions on the Regulation of Insurance Agencies, professional insurance agencies and practitioners may not take the following deceptive actions in insurance agency activities:

●	deceiving the insurer, applicant, the insured or beneficiary;

●	concealing important information relating to the insurance contract;

●	obstructing the applicant to perform his/her obligation of disclosure, or inducing him/her not to perform his/her obligation of disclosure;

●	giving or promising to give the applicant, the insured or the beneficiary benefits other than those stipulated in the insurance contract;

●	coercing, inducing or restricting the applicant to enter into an insurance contract by taking advantage of his/her administrative power, position or the advantage of his/her occupation or by other unfair means;

●	forging or altering an insurance contract without authorization, or providing false supporting materials for the parties to an insurance contract;

●	misappropriating, withholding or occupying insurance premiums or insurance benefits;

●	seeking improper benefits for other institutions or individuals by taking advantage of his/her business;

●	defrauding the insurance benefits by colluding with the applicant, the insured or beneficiary; or

●	disclosing business secrets of the insurer, the applicant or the insured known in the business activities.

A professional insurance agency may not sign insurance contracts on behalf of a contributor. On April 2, 2019, the CBIRC issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market (the “Rectify Notice”), requiring all insurance companies and insurance intermediaries to conduct self-inspections to determine whether their practices violate relevant regulations.

According to the Rectify Notice, among other matters, insurance intermediaries and insurance agencies must rectify any non-compliance practices, such as granting or undertaking to grant policyholders, insured parties or beneficiaries benefits other than those agreed in the insurance contracts, failure to register the sales persons engaged by the insurance intermediaries with the CBIRC’s Insurance Intermediaries Regulatory Information System, or hiring sales person with bad conduct or who do not have professional knowledge necessary for insurance sales. As of the date this Report, we have completed the applicable rectification measures.

On June 23, 2020, the CBIRC further issued the Notice to Follow-up Review of the Rectification of Market Chaos in Banking and Insurance Industries (the “Review Notice”), requiring all banking and insurance institutions to carry out strict self-examination and self-rectification. According to the Review Notice, among other matters, insurance companies and insurance intermediaries must rectify any non-compliance practices, such as misleading consumers to buy insurance products by making false publicity on the grounds that the sales of insurance products are about to be stopped or the premium rates are about to be adjusted, maliciously misleading or instigating clients to cancel insurance policies, making consumers suffer from unnecessary losses of contractual rights and interests, or disclosing client information in violation of regulations. We have completed the self-examination and self-rectification work and reported the same to the CBIRC.

Regulation of Foreign Investment in the Insurance Brokerage and Insurance Agency Industry

Pursuant to the Announcement of the China Insurance Regulatory Commission on Permitting Foreign Insurance Brokerage Companies to Establish Solely Foreign-invested Insurance Brokerage Companies, effective from December 11, 2006, in accordance with the related commitments of China for accession to the WTO, foreign insurance brokerage companies may establish wholly foreign-funded insurance brokerage companies in accordance with PRC laws and there are no restrictions other than those on establishment conditions and business scope. Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Widening the Scope of Business of Foreign-funded Insurance Brokerage Companies issued on and effective from April 27, 2018, foreign-funded insurance brokerage institutions that have obtained insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the same businesses as a PRC domestic insurance brokerage company.

Pursuant to the Public Announcement of the China Insurance Regulatory Commission on Relevant Matters Concerning the Application of the Insurance Agencies in Hong Kong and Macao for Establishing Solely-Invested Insurance Agencies in the Mainland issued on December 26, 2007, from January 1, 2008, local professional insurance agencies in Hong Kong or Macao which meet the requirements may apply for the establishment of solely-invested insurance agencies in the mainland of the PRC. Pursuant to the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Hong Kong and the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Macao, qualified insurance brokerage institutions in Hong Kong or Macao may establish solely-invested insurance agencies in Guangdong province (including Shenzhen) for practicing within Guangdong province. Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Allowing Overseas Investors to Operate Insurance Agent Business in China, effective from June 19, 2018, overseas insurance agency entities operating an insurance agency business for three or more years outside China and foreign-funded insurance companies in China which have operated for three or more years may apply to CBIRC to establish a foreign-invested insurance agency within China.

Qualification Management for Directors, Supervisors and Senior Management Personnel

Based on the Provisions on the Regulation of Insurance Agencies, “senior managers of a professional insurance agency” refers to the following personnel:

●	the general manager, deputy general manager of the professional insurance agency;

●	the major principals of the provincial branches of the professional insurance agency; and

●	other management personnel exercising important powers in the business management of the professional insurance agency.

The senior management personnel of a professional insurance agency must meet the criteria stipulated in the Provisions on the Regulation of Insurance Agencies and approved by the CBIRC.

Qualification Management for Practitioners of Insurance Agencies

Based on the Provisions on the Regulation of Insurance Agencies, the CBIRC is authorized by law and the State Council to exercise centralized supervision and administration competence over practitioners of insurance agencies by category. Under the Provisions on the Regulation of Insurance Agencies, the term “practitioners of insurance agencies” refers to individuals of insurance agencies who engage in sale of insurance products or the relevant loss survey.

Based on the Provisions on the Regulation of Insurance Agencies, the Circular of the China Insurance Regulatory Commission on Issues concerning the Administration of Insurance Intermediary Practitioners promulgated by the CIRC on August 3, 2015 and Notice on Cancelling and Adjusting a Group of Administrative Approval Items promulgated by the CIRC on August 7, 2015, prior to practice of practitioners of insurance agencies, the employer should file practice registration information for such personnel on the CBIRC insurance intermediaries monitoring information system, without requiring a qualification certificate as a prerequisite for practice registration management.

Professional insurance agencies, including us, are obligated to monitor the sales activities of the salespersons and restrict and prohibit the misconduct of such insurance sales practitioners employed by or cooperated with such professional insurance agencies. Any failure to do so may result in rectification orders, penalties or fines to the practitioners of insurance agencies and the professional insurance agencies themselves.

Regulation of Insurance Premium Rates

Pursuant to the PRC Insurance Law, insurance companies must formulate insurance clauses and insurance premium rates fairly and reasonably.

Based on the Administrative Measures for the Insurance Clauses and Premium Rates of Property Insurance Companies, effective from October 1, 2021, the Circular on Issues Concerning the Implementation of the Administrative Measures for the Insurance terms and Premium Rates of Property Insurance Companies, effective from May 1, 2010, and the Circular on Issues concerning Further Strengthening and Improving the Regulation of Products of Property Insurances Companies, effective from March 1, 2020, insurance clauses and insurance premium rates for the following property insurance products must be reported to the CBIRC for approval:

●	motor vehicle insurance (other than in the form of demonstration products);

●	non-life investment insurance;

●	guaranteed insurability and credit insurance with an insurance period of more than one year (other than in the form of demonstration products); and

●	other insurance products recognized by the CBIRC as related to the public interest and compulsory insurance required by laws and administrative regulations.

If insurance companies modify approved insurance clauses or insurance premium rates, they must submit the modifications for approval. In addition, insurance companies should report insurance clauses and insurance premium rates for insurance products outside the scope set out above to the CBIRC or, as the case may be, the local CBIRC bureau for filing within 10 business days after the implementation. In case of revisions or amendments to insurance liabilities in insurance clauses or insurance premium rates that have been filed, such revisions or amendments shall be filed again.

Pursuant to the Guidelines for the Development of Insurance Products by Property Insurance Companies promulgated by the CIRC on December 30, 2016 and effective from January 1, 2017, insurance premium rates must meet the principles of rationality, fairness and adequacy.

Pursuant to the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, promulgated and implemented by the CBIRC on January 14, 2019, property and casualty insurance companies must establish terms and premium rates for automobile insurance policies in strict compliance with PRC laws and regulations. Insurance companies are strictly prohibited from conducting the following activities:

●	amending any term or premium rate directly or in disguise without approval of the CBIRC;

●	providing premium rates beyond the approved range by offering or promising to offer payment of inappropriate interest not stipulated in the insurance policies to insurance policyholders or owners of insured vehicles in disguise;

●	paying commission fee rates beyond the approved range by fabricating other expenses in disguise; and

●	failing to apply the approved premium rate as required for insurance policies for new cars.

Pursuant to the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, property and casualty insurance companies must strengthen the veracity of their business and financial data and ensure timely and truthful accounting journal entries of all operating costs and expenses. Insurance companies are strictly prohibited from conducting the following activities:

●	fraudulently charging commission by recording insurance policies sold directly by insurance companies as having been sold through insurance agencies or other means;

●	creating false expenses by fabricating false sales records or recording administrative expenses or other means;

●	manipulating results of operations by setting aside reserves in violation of laws and regulations; and

●	manipulating results of operations by deliberately deferring accounting journal entry of expenses.

Pursuant to the Guiding Opinions on Implementation of the Comprehensive Reform of Vehicle Insurance, property insurance companies shall take the following actions for the sake of consumers:

●	implement the new development concept, take the road of high-quality development;

●	adjust and optimize the assessment mechanism, reduce the assessment weight of premium scale, business growth and market share;

●	improve the assessment requirements of consumer satisfaction, compliance operation and quality benefit;

●	carry out product development work, approval and filing, and information system transformation;

●	strengthen the backtracking of terms and rates, and prevent the risk of insufficient premiums; and

●	strengthen business training and team building, improve the underwriting and claims system, and improve the quality of underwriting and claims service.

Regulation of Internet Insurance

On December 7, 2020, CBIRC issued Measures for the Regulation of Internet Insurance Businesses (the “Internet Insurance Measures”). Pursuant to the Internet Insurance Measures, no institutions or individuals other than insurance institutions, which refer to insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries, may engage in the internet insurance business. Under the Internet Insurance Measures, an insurance institution may sell insurance products or provide insurance brokerage services via the Internet and self-service terminal equipment, so that consumers can independently learn the product information and complete insurance purchase on their own through such insurance institution’s self-operated network platform or the self-run network platforms of other insurance institutions. However, the insurance application pages must belong to the self-run network platform of such insurance institution. “Self-operated online platforms” refer to online platforms set up by insurance institutions with independent operation and complete data authority. Self-operated online platforms shall effectively isolate from its affiliated parties such as shareholders, actual controllers and senior executives of the company in such aspects as finance, business, information system and customer information protection etc.

An insurance institution conducting Internet insurance businesses and its self-operated network platform shall meet the following conditions:

●	the place of service access is within the territory of the PRC;

●	it shall meet the provisions of the relevant laws and regulations and the qualification requirements of the competent authority of the relevant industry;

●	it shall have an information management system and core business system supporting the operation of Internet insurance businesses, which shall be effectively isolated from other irrelevant information systems of the insurance institution;

●	it shall have sound cybersecurity monitoring, information notification and emergency response mechanisms, as well as sound cybersecurity protection means such as boundary protection, intrusion detection, data protection and disaster recovery;

●	it shall implement the national graded protection system for cybersecurity, carry out record-filing of the grading of cybersecurity, regularly carry out graded protection assessment, and implement security protection measures for the corresponding grades;

●	it shall have a legal and compliant marketing model and establish an operation and service system that meets the operation needs of Internet insurance, meets the characteristics of Internet insurance users and supports the service coverage regions;

●	it shall establish or specify an Internet insurance business management department, equip itself with corresponding professionals, designate a senior executive to serve as the person in charge of Internet insurance businesses, and specify the persons in charge of the self-run network platforms respectively;

●	it shall have a sound management system and operating procedures for Internet insurance businesses.

●	an insurance company shall, in carrying out Internet insurance sales, comply with the relevant provisions of the CBIRC on the regulatory evaluation for solvency and protection of consumers’ rights and interests;

●	a professional insurance intermediary shall be a national agency, and its business regions are not limited to the province where its head office is registered, and shall comply with the relevant provisions of the CBIRC on the classified regulation of professional insurance intermediaries; and

●	it shall meet other conditions prescribed by the CBIRC.

According to the Internet Insurance Measures, “Internet insurances companies” can be established upon special approval by the CBIRC and registered in accordance with the law without establishing branches and specialize in carrying out Internet insurance business nationwide in order to promote the integration and innovation of insurance business with the Internet, big data and other new technologies. An Internet insurance company shall not sell insurance products offline or through other insurance institutions.

In addition, an Internet enterprise is allowed to use the self-operated network platform to sell Internet insurance products and provide insurance services as an insurance agent, provided that such Internet enterprise shall obtain the insurance agency operating license for operating insurance agency business.

Non-insurance institutions may not carry out Internet insurance business, including but not limited to the following commercial acts: (i) providing consulting services for insurance products; (ii) comparing insurance products, trial calculation of insurance premiums and comparing quotations; (iii) designing insurance purchase plans for insurance applicants; (iv) going through insurance purchase formalities on behalf of clients; and (v) collecting insurance premiums as an agent.

The Internet Insurance Measures provides that the CBIRC and its local offices are responsible for the development of the regulatory system for Internet insurance business in an overall manner, and the CBIRC and its local offices shall, in accordance with the division of regulatory work for insurance institutions, implement daily monitoring and regulation of Internet insurance business.

Regulation of Anti-money laundering

Based on the Circular on Strengthening Work of Anti-Money Laundering in Insurance Industry, promulgated on August 10, 2010 by the CIRC, and Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, effective from October 1, 2011, the CBIRC organizes, coordinates and directs policies concerning anti-money laundering in the insurance industry. Under these measures, insurance companies, insurance asset management companies, professional insurance agencies and insurance brokers are required to materially improve their anti-money laundering related internal control competence on the basis of real-name policy issuance and on the principle of complete customer materials, traceable transaction records and regulated funds operation.

Based on provisions of the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, insurance companies carrying out the insurance business via professional insurance agencies or financial institution-based insurance joint offering agencies must include anti-money laundering provisions in their cooperation agreements. Professional insurance agencies and brokers must establish anti-money laundering internal control systems and prohibit equity investments with funds from illicit sources.

Senior management personnel of professional insurance agencies and brokers must be versed in anti-money laundering laws and regulations. Professional insurance agencies and brokers must provide anti-money laundering training and education, properly manage major money laundering cases involving itself, facilitate anti-money laundering monitoring and inspection, administrative investigation and investigation of criminal activities involving money laundering, and keep confidential any information related to lawful anti-money laundering initiatives.

Pursuant to the Circular on Strengthening Work of Anti-Money Laundering in Insurance Industry, equity investments in insurance intermediaries and equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC.

Regulation of Value-added Telecommunications Services and Foreign Investment Restrictions

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China (the “Telecom Regulations”), the primary governing law on telecommunication services, were issued by the PRC State Council. The Telecom Regulations were most recently amended and became effective on February 6, 2016. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to commencing operations.

The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services”. The Catalog of Telecommunications Business was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. Information services via public communication networks, such as fixed networks, mobile networks and the internet, are classified as value-added telecommunications services.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit (the “Telecom Permit Measures”), which took effect on April 10, 2009. The Telecom Permit Measures were amended and became effective on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services (the “VATS License”).

The operating scope of a license describes the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications listed in its VATS License. In addition, a VATS License’s holder is required to obtain approval from the original permit-issuing authority in respect of any change to its shareholders.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (the “MIIT Circular”), which requires foreign investors to set up foreign-invested enterprises and obtain a VATS License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a VATS License is prohibited from leasing, transferring or selling the license to foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Furthermore, the relevant trademarks and domain names used in a value-added telecommunications business must be owned by the local VATS License holder or its shareholders. The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license.

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022 and Notice of Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business promulgated by MIIT on June 19, 2015, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except for online data processing and transaction processing businesses (operating e-commerce business) which may be 100% owned by foreign investors. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. On March 29, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Provisions on Administration of Foreign Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for main foreign investors that invest in PRC companies conducting value-added telecommunication business as set out in the Provisions on Administration of Foreign Invested Telecommunications Enterprises. The amended Provisions on Administration of Foreign Invested Telecommunications Enterprises took effect on May 1, 2022.

Foreign investors must obtain approvals from the MIIT and the Ministry of Commerce (the “MOFCOM”) or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to Sino-foreign joint ventures in very limited circumstances. The Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), promulgated on December 27, 2021 and effective on January 1, 2022, also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce business, domestic multi-party communication business, information storage and re-transmission business and call center business.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”), which were amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information service”. Commercial Internet information services operators must obtain a license for provision of commercial internet information services (the “ICP License”), from the relevant government authorities before engaging in any commercial internet information services operations within the PRC.

Pursuant to the Internet Insurance Measures, self-operated internet platforms through which insurance institutions conduct internet insurance business must meet certain requirements such as obtaining ICP Licenses or making ICP filings and maintaining sound internet operation systems and information security systems. As of the date of this Report, the VIE and its subsidiaries have obtained the ICP licenses for our digital platforms.

Regulation of Internet Content Providers

The content of internet information is highly regulated in China. Pursuant to the Internet Measures, the PRC government may shut down the websites of ICP License holders and revoke their ICP Licenses if they produce, reproduce, disseminate or broadcast information that is prohibited by law or administrative regulations. Commercial internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and report violations to the relevant governmental authorities.

According to the Cybersecurity Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and effective from June 1, 2017, network service providers must comply with laws and regulations and ensure network security, effectively respond to cybersecurity incidents, prevent illegal and criminal activities committed on the network, and maintain the integrity, confidentiality and availability of network data.

On June 14, 2022, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services (the “Mobile Application Administrative Provisions”), which took effect on August 1, 2022 and has replaced its previous version promulgated on June 28, 2016, to strengthen the regulation of mobile application information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s identity based on its mobile phone number, ID number, unified social credit code and other identifying information. An internet application program provider must not conduct false advertising or bundled installation, and shall process personal information under the principles of legitimacy, rightfulness, necessity and good faith, have clear and reasonable purposes, disclose processing rules, comply with the relevant provisions on the scope of necessary personal information, regulate personal information processing activities, and take necessary measures to ensure the security of personal information, and shall not, for any reason, force users to consent to personal information processing, or refuse users to use their basic functions and services on the ground that users do not agree to provide unnecessary personal information. The Mobile Application Administrative Provisions further clarifies the obligations of internet application program providers to protect minors and to inform the users and report to the governmental authorities upon the risk of application security.

In December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals (the “Mobile Application Interim Measures”), which took effect on July 1, 2017. The Mobile Application Interim Measures requires, among others, that internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating systems of a mobile smart device.

Regulation of Privacy Protection

The Law of the People’s Republic of China on Protection of Consumer Rights and Interests, promulgated by the Standing Committee of the National People’s Congress on October 31, 1993 and amended on August 27, 2009 and October 25, 2013, specifies that the personal information of consumers provided in purchasing and using commodities or receiving services shall be under the protection of the law, as follows:

●	Business operators are required to follow the principles of legality, propriety and necessity when collecting and using consumers’ personal information, specifically notify consumers about the purpose, method and scope of the collection and use of the information and obtain the consumers’ consent.

●	Business operators who collect and use consumers’ personal information are required to announce their policies on collection and use and may not collect and use the information in breach of laws and regulations and the agreement between the operators and the consumers.

●	Business operators and their staff must keep strictly confidential the consumers’ personal information that they collect and should not divulge, sell or unlawfully furnish to any third party such information.

●	Business operators must implement technical and other necessary measures to ensure that the information is secure and to prevent the disclosure or loss of consumers’ personal information.

●	In case the information is or is likely to be disclosed or lost, remedial action must be taken immediately.

●	Business operators may not send commercial information to consumers who have not given their consent or have not made a request or have expressed explicit refusal.

The Provisions on the Technical Measures for the Protection of the Security of the Internet promulgated by the Ministry of Public Security on December 13, 2005 and effective from March 1, 2006 provide initial requirements on supervising the security of internet information. Providers of internet services and enterprise users of the network must establish appropriate management systems. The information registered by users may not be publicized or divulged without the approval of the users, unless it is otherwise specified by any law or administrative regulation. The providers of internet services and enterprise users of the network must adopt technical measures for the protection of internet security in accordance with relevant laws and regulations and shall not take technical measures to intervene the users’ freedom and confidentiality of communication under the pretext of protecting the security of the internet.

Under the Several Provisions on Regulating the Market Order of Internet Information Services effective from March 15, 2012, an internet information service provider may not collect any user’s personal information or provide any such information to third parties without the user’s consent. It must also expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information as necessary for the provision of its services.

The Decision on Strengthening Information Protection on Networks promulgated by the Standing Committee of the National People’s Congress on December 28, 2012, provides basic principles for protecting electronic information by which citizens can be identified and which involves the individual privacy of citizens.

The Provisions on Protecting the Personal Information of Telecommunications and Internet Users promulgated by the MIIT on July 16, 2013 and effective from September 1, 2013 further improve the personal information protection system of telecommunications and internet industries and specify the scope and obligation subjects of personal information protection of telecommunications and internet users, rules on collection and use of users’ personal information by telecommunications service operators and providers of internet information services and agent management and information security guarantee measures.

The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, MIIT and the SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information,” “failing to expressly state the purpose, method and scope of collecting and using personal information,” “collecting or using personal information without the consent of users,” “collecting personal information unrelated to the services they provide in violation of the principle of necessity,” “providing others with personal information without the consent” “failure to provide the function of deleting or correcting personal information in accordance with the law or failure to disclose the information on complaints and whistleblowing reports”.

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the Standing Committee of the National People’s Congress on August 29, 2015, and became effective on November 1, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which became effective on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

The General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.

The Measures for the Regulation of Internet Insurance Business, promulgated by CBIRC on December 7, 2020 and effective on February 1, 2021, specify that when concluding insurance contracts and providing insurance services (i.e. the internet insurance business) by relying on the internet, insurance institutions shall not damage the legitimate rights and interests of consumers and public interest. Insurance institutions shall:

●	specify the measures for safeguarding consumers’ personal information, insurance transaction information and transaction security at a prominent position of the self-run network platform through which internet insurance business is conducted;

●	establish and improve an information technology infrastructure and security guarantee system compatible with the development of internet insurance businesses, and enhance the capability to ensure informatization and cybersecurity;

●	assume the primary responsibility for protecting customer information, follow the principles of legitimacy, rightfulness and necessity in collecting, processing and using personal information, and ensure the safety and legality of information collection, processing and use.

Regulation of Internet Security

The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Provisions on Technological Measures for Internet Security Protection, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations that use interconnection implementing technical measures for internet security protection, such as technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China.

The Cybersecurity Law applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure”. These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function, or data breach, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 14, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Public Comments), which would impose more stringent legal liabilities and raise the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or 5% of the company’s total sales from the previous year.

On December 28, 2021, the CAC, the National Development and Reform Commission (the “NDRC”), the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures (2021), which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated on April 13, 2020. Pursuant to Cybersecurity Review Measures (2021), critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures (2021) if such activities affect or may affect national security. According to the Cybersecurity Review Measures (2021), before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effective in September 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

On August 16, 2021, the CAC, NDRC, MIIT, the Ministry of Public Security and the Ministry of Transport jointly issued the Several Provisions on the Management of Automobile Data Security (for Trial Implementation), which was implemented on October 1, 2021. According to Several Provisions on the Management of Automobile Data Security, automobile data processors including automobile manufacturers, components and parts and software suppliers, dealers, maintenance organizations, and ride-hailing and sharing service enterprises shall process automobile data in a lawful, legitimate, specific and clear manner, and such data include personal information and important data involved during the design, production, sales, use, operation and maintenance, among others, of vehicles. Automobile data processors shall obtain individual consent for processing personal information or rely on other legal bases in accordance with applicable laws and regulations. Illegal automobile data processors shall bear administrative punishment by laws and if a crime is committed, shall bear criminal liability.

The Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 6, 2021, called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The aforesaid Opinions also called for the improvement of the relevant laws and regulations on data security, cross-border data flow and confidential information management, and proposed to revise the provisions on strengthening confidentiality and archive administration of overseas issuance and listing of securities, to consolidate responsibility for information security of overseas listed companies, and to strengthen the standardized management of the cross-border information provision mechanism and process.

On July 30, 2021, the State Council promulgated the Regulations for the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021, referring “critical information infrastructures” as important network facilities and information systems in important industries including public communications and information services, as well as those that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data breach. Pursuant to the Regulations for the Security Protection of Critical Information Infrastructure, the relevant government authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth therein and further identifying the critical information infrastructure in the related industries in accordance with such rules. The relevant authorities must also notify operators of the determination as to whether they are categorized as critical information infrastructure operators.

On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), providing that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests affects or may affect national security; (ii) a foreign listing by data processors processing over one million users’ personal information; (iii) listing in Hong Kong that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The CAC solicited comments until December 13, 2021, but there is no timetable as to when it will be enacted.

On September 17, 2021, the CAC and other eight government authorities jointly issued the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms, with the aim to, within three years, gradually establish a comprehensive governance pattern for algorithm security with a complete governance mechanism, a refined regulatory system and a standardized algorithm ecosystem. According to the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms, enterprises shall establish an algorithm security accountability system and a system for the review of scientific and technological ethics, enhance the organizational structure for algorithm security, intensify efforts in the prevention of risks and the handling of hidden dangers, and increase the capacity and level in handling algorithm security emergencies. Enterprises shall raise their awareness of responsibility and assume primary responsibilities for outcomes caused by the application of algorithms.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, it requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select, modify or delete user labels which are used for algorithmic recommendation services.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. The Measures aims to regulate the cross-border transfer of data, providing that, among other things, data processors that provide data overseas must apply for security assessment if: (i) the data processors provide important data overseas; (ii) the critical information infrastructure operators and the data processors that process personal information of more than 1 million people provide personal information overseas; (iii) the data processors, which have provided personal information of 100,000 people or sensitive personal information of 10,000 people overseas since January 1 of the previous year, provide personal information overseas; and (iv) other situations required to apply for security assessment as stipulated by the CAC and related authorities. Besides, the Measures also requires data processors to carry out self-assessment of the risk of providing data overseas before applying for the security assessment.

Regulation of Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies.

On March 15, 2019, National People’s Congress published the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law (the “Implementing Rules”), both of which became effective on January 1, 2020. The Foreign Investment Law replaced the trio of laws regulating foreign investment in China: the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law stipulates that “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances:

●	foreign investors setting up foreign invested enterprises in China severally or jointly with other investors;

●	foreign investors acquiring shares, equity, properties or other similar interests thereof within the PRC;

●	foreign investors investing in new projects in the PRC severally or jointly with other investors; and

●	foreign investors investing through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.

The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law stipulates that a “negative list” is applied in certain industry sectors. The “negative list” set out in the Foreign Investment Law classifies the relevant prohibited and restricted industries into the Catalog of Prohibitions and the Catalog of Restrictions, respectively. Where any foreign investor directly or indirectly holds shares, equity, properties or other interests in any enterprise within the PRC, such enterprise is not allowed to invest in any sector set out in the Catalog of Prohibitions.

Foreign investors may invest in sectors set out in the Catalog of Restrictions, subject to certain conditions. Foreign investors may invest in any sector beyond the “negative list” and shall manage such investments on the same basis as domestic investments.

On December 27, 2021, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version) (the “2021 Negative List”), which took effect on January 1, 2022. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version) (the “Encouraged Industry Catalogue”), which was promulgated on October 26, 2022 and took effect on January 1, 2023. Industries not listed in the 2021 Negative List and Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Where a foreign investor invests in the sectors specified in the Catalog of Prohibitions, the relevant competent departments shall order it to stop the investment activities, and dispose of the shares, properties or other necessary measures within a time limit to restore the state before the investment is implemented and the illegal income shall be confiscated (if any). Where the investment activities of a foreign investor violate the restrictive special management measures stipulated in the sectors specified in the Catalog of Restrictions, the relevant competent departments shall order it to make corrections and take necessary measures to meet the requirements for access to special management measures. Where the offender refuses to make corrections, punishments are implemented according to the preceding provisions for the offender of the Catalog of Prohibitions.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

The Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such VIE structure is deemed as a method of foreign investment. If the VIE structure were deemed as a method of foreign investment, and any of the business operation of CCT were to fall in the “negative list,” and if the interpretation and implementation of the Foreign Investment Law and the final “negative list” mandated further actions, such as the current MOFCOM market entry clearance, to be completed by companies with an existing VIE structure like CCT, CCT would face uncertainties as to whether such clearance could be timely obtained, or at all. See “Item 3. Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, our subsidiaries and the Affiliated Entities could be subject to severe penalties or be forced to relinquish their interests in those operations, and the Class A Ordinary Shares may decline in value or become worthless.”

Regulation of Foreign Exchange

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (“Circular 59”), as amended in May 2015. Pursuant Circular 59, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE.

SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018 and December 2019. The circular specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015 and amended in December 2019. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 26, 2017, SAFE issued the Notice on Improving the Examination of Authenticity and Compliance to Further Promote Foreign Exchange Control (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including:

●	under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and

●	domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulation of Dividend Distributions

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the Foreign Investment Law of the PRC, and the Implementing Rules. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations.

In addition, enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (“SAFE Circular 37”), in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles (“SAFE Circular 75”), issued by SAFE in October 2005. SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulation of Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies (the “Stock Option Rules”). Under the Stock Option Rules and other relevant rules and regulations, PRC residents, which means the PRC citizens and non-PRC citizens residing in China for a continuous period of not less than one year, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers.

In addition, The PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options.

The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation of Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”), which was promulgated on March 16, 2007, became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, and the Implementing Rules of the Enterprise Income Law of the PRC (the “Implementing Rules of the EIT Law”), which was promulgated on December 6, 2007, became effective on January 1, 2008 and amended on April 23, 2019, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%.

An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Implementing Rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The EIT Law and the Implementation Rules of the EIT Law permit certain “high and new technology enterprises with strong support from PRC government (“High and New Technology Enterprise”)” that independently own core intellectual property and meet statutory criteria, to enjoy a 15% preferential enterprise income tax rate. In January 2016, the State Administration of Taxation (the “SAT”), the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises, specifying the criteria and procedures for the certification of High and New Technology Enterprises.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementation Rules of the EIT Law reduced the income tax rate from 20% to 10%, which is normally applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (1) do not have an establishment or place of business in the PRC or (2) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such withholding tax on the dividends may be further reduced pursuant to a tax treaty between China and other jurisdictions.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. However, pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment.

According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties (“Circular 9”), which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status as a “beneficial owner” with respect to the tax treatment of dividends, interest or royalties under certain tax treaties, several factors, including whether the applicant is obligated to pay more than 50% of his or her income over a twelve-month period to residents of a third country or region, whether the business operated by the applicant constitutes actual business activities; and whether the counterparty country or region to the tax treaty does not levy any tax, exempts the relevant income from tax or levies tax at an extremely low rate, will be taken into account and be analyzed according to the actual circumstances of specific cases. If the applicant’s status is not qualified as “beneficiary owner,” it may not enjoy the concessions under the Double Tax Avoidance Arrangement.

In October 2019, the State Administration of Taxation promulgated the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Treaties (“Circular 35”), which became effective on January 1, 2020. Circular 35 provides that applicant who intend to prove his or her “beneficial owner” status shall gather and retain relevant documents, and shall submit the relevant documents to the competent tax bureau upon post-request by such tax bureau.

Accordingly, Cheche Technology (HK) Limited, our subsidiary in Hong Kong, may be able to enjoy the 5% withholding tax rate for the dividends they receive from WFOE and Baodafang Technology Co., Ltd., if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, Circular 9 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Value-added Tax

According to the Provisional Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and was amended in 2008, 2016 and 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax, which was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended by the Ministry of Finance and the State Administration of Taxation on December 15, 2008 and October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax (the “VAT”). Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, Ministry of Finance and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (the “Circular 32”), according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the Ministry of Finance and the State Administration of Taxation have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (the “VAT Pilot Plan”), which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013.

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular of Full Implementation of Business Tax to Value-added Tax Reform which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which took effect on April 1, 2019 and provides that (1) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (2) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (3) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (4) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (5) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations related to income tax for share transfer

On February 3, 2015, the State Administration of Taxation issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises (“Circular 7”), which partially replaced and supplemented previous rules under the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises (“Circular 698”), issued by the SAT on December 10, 2009. Circular 7 provided comprehensive guidelines relating to, and heightened the mainland Chinese tax authorities’ scrutiny over, indirect transfers of taxable assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises) by a non-resident enterprise in China.

Under Circular 7, the tax authorities in China are entitled to reclassify the nature of an indirect transfer of taxable assets in China. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain taxable assets in China and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of taxable assets in China into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. However, Circular 7 contains certain exemptions, including:

●	where a non-resident enterprise derives income from the indirect transfer of taxable assets in China by acquiring and selling shares of an overseas listed company which holds such taxable assets in China on a public market; and

●	where there is an indirect transfer of taxable assets in China, the income from the transfer would have been disposed of such taxable assets in China, the income from the transfer would have been exempted from enterprise income tax in China under an applicable tax treaty or arrangement.

On October 17, 2017, the SAT issued Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017 and concurrently abolished Circular 698 and certain provisions of Circular 7, and was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Bulletin 37, where the party responsible for the deduction of such income tax did not or was unable to make such deduction, the non-resident enterprise receiving such income should declare and pay the taxes that should have been deducted to the relevant tax authority.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under Circular 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.

Regulations Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval.

The M&A Rules also require that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On July 6, 2021, General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and relevant five guidelines, which became effective on March 31, 2023.

The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) on or prior to the effective date of the Overseas Listing Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the  market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

Regulation of Employment

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the PRC Labor Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage and must be paid to employees in a timely manner. Employers are prohibited from forcing employees to work above certain time limit and shall pay employees for overtime work in accordance to national regulations. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds as amended in 2019, and the Regulations on the Regulations on Management of Housing Provident Fund as amended in 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

According to the Reform Plan of Tax Collection systems of State and Local Taxation promulgated by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on July 20, 2018, from January 1, 2019, the social insurance premiums such as basic endowment insurance premiums, basic medical insurance premiums, unemployment insurance premiums, employment injury insurance premiums, and maternity insurance premiums will be collected by the tax authorities.

Regulation of Intellectual Property

Trademark

Based on the Trademark Law of the PRC promulgated by the Standing Committee of the National People’s Congress on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, and the Implementing Regulations for the Trademark Law of the PRC promulgated by the State Council on April 29, 2014 and took effect on May 1, 2014, the rightful holder of a registered trademark shall have the right to exclusive use of such registered trademark. The valid period for registered trademark is 10 years from the date of approval and registration; to renewal trademark registration upon expiration, the trademark registrant should follow the provisions to manage renewal twelve months before expiration; if it is not processed within the period, a six-month extension period shall be given.

The valid period for each renewal is ten years from the next day after the previous expiration date. If renewal is not managed after expiration, the registered trademark shall be canceled. The SAMR shall sanction any infringement of trademark by law; where suspected crime is involved, the perpetrator shall be promptly apprehended by judicial agency for legal proceedings.

Copyright

Based on the Copyright Law of the PRC promulgated by the Standing Committee of the National People’s Congress on September 7, 1990, and amended on October 27, 2001, February 26, 2010, November 11, 2020, respectively, and effective from June 1, 2021, and the Implementing Regulations of the Copyright Law of the PRC promulgated by the State Council on January 30, 2013 and took effect on March 1, 2013, Chinese citizens, legal persons or any other organization shall be entitled to copyright of its work whether or not such work is published. Copyrights cover the following forms of creative works: literature, art, natural science, engineering technology works, writing, narration, music, drama, opera, dance and acrobatic works, fine art and architectural works, photography, films and cinematography works, drawings of engineering designs and product designs and other works as prescribed by laws and administrative regulations. Perpetrators infringing on copyright or copyright related rights shall be held liable for actual damage to the copyright owner, and may be fined, and have illegal income, pirate copies and properties used for illegal activity confiscated.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on June 4, 1991 and amended on December 20, 2001, January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on April 6, 1992 and amended on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Patent

According to the Patent Law of the PRC (the “Patent Law”), promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in case of designs.

Domain Name

The MIIT promulgated the Measures on Administration of Internet Domain Names (the “Domain Name Measures”), on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulation of Leasing

According to the Civil Code of the PRC (the “Civil Code”), which took effect from January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the premises without the prior consent of the lessor.

In the case of a change of ownership of the leased property during the lease term, the effectiveness of the lease agreement shall not be affected. Pursuant to the Civil Code, if a mortgaged property has been leased and possessed by the lessee prior to the creation of the mortgage, the lease relationship shall not be affected by the mortgage.

Pursuant to the Administrative Measures for Commodity Housing Tenancy issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, the  parties to a housing tenancy shall go through the housing tenancy registration formalities with the competent construction (real estate) departments of the municipalities directly under the central government, cities and counties where the housing is located within 30 days after the housing tenancy contract is signed. Where the content of the housing tenancy registration is altered, or the housing tenancy contract is renewed or terminated, the parties concerned shall, within 30 days, undertake housing tenancy registration amendment, renewal or termination formalities at the department which originally registered the housing tenancy.

The competent construction (real estate) departments of the government of the municipalities directly under the Central Government, cities and counties shall urge those who do not register on time to make corrections within a specified time limit. The departments will impose a fine below RMB1,000 on individuals who fail to make corrections within the specified time limit, and a fine between RMB1,000 and RMB10,000 on companies which fail to make corrections within the specified time limit.

C.	Organizational Structure

Upon consummation of the Business Combination, CCT became our wholly-owned subsidiary. The following diagram depicts a simplified organizational structure of the Company as of the date of this Report. These subsidiaries are also set forth in Exhibit 8.1 to this Report.

(1)	VIE equity interests holders include Lei Zhang, Zhendong Wang, Hangzhou Shunying Equity Investment Partnership (L.P.), Zhuhai Hengqin Huarong Zhifu Investment Management Co., Ltd., Beijing Cheche Technology Investment Center, LLP, Beijing Zhongjin Huicai Investment Management Co., Ltd., Shenzhen Ruiyuan Investment Enterprise, LLP, Huzhou Zhongze Jiameng Equity Investment Enterprise, LLP, Beijing Zhongyun Ronghui Investment Center, LLP and Guangzhou Lianzhan Enterprise Management Co., Ltd., which hold approximately 35.6%, 1.1%, 8.8%, 8.2%, 9.8%, 14.2%, 8.0%, 4.9%, 8.8% and 0.6% of the equity interests in the VIE, respectively.

Contractual arrangements with the VIE and its shareholders

As a Cayman Island company, we are classified as a foreign enterprise under PRC laws and regulations, and WFOE is a foreign invested entity (an “FIE”). FIEs are subject to a number of restrictions under PRC laws and regulations. In particular, the Affiliated Entities hold ICP licenses for internet information services, which are classified as value-added telecommunication services (Category II). As these services are subject to strict business licensing requirements, including limitations on foreign ownership and in order to have greater flexibility in carrying out business and implementing business strategies in compliance with PRC laws and regulations, we and the PRC Subsidiaries operate our businesses in China mainly through the VIE and its subsidiaries. As of December 31, 2021 and 2022, the VIE and its subsidiaries accounted for an aggregate of 56.7% and 78.6%, respectively, of consolidated total assets and 84.4% and 85.4%, respectively, of consolidated total liabilities of CCT. In 2021 and 2022, the VIE and its subsidiaries accounted for an aggregate of 99.5% and 94.6%, respectively, of consolidated total net revenues of CCT.

The VIE and its subsidiaries are domestic PRC companies. WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, through which we are able to consolidate the financial results of the VIE and its subsidiaries. These contractual arrangements allow us to:

●	receive the economic benefits that could potentially be significant to the VIE in consideration for the services provided by WFOE;

●	exercise effective control over the VIE; and

●	hold an exclusive option to purchase all or part of the equity interests and an exclusive option to purchase all or part of the assets in the VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and consolidate the VIE’s results of operations in its financial statements under U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, the VIE or its shareholders may breach the contractual arrangements with WFOE. In such cases, we and the PRC Subsidiaries would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contractual arrangements by and among WFOE (Cheche Ningbo), the VIE (Beijing Cheche) and the VIE’s shareholders.

Agreements that provide us and the PRC Subsidiaries with effective control over the VIE and its subsidiaries

Equity Interest Pledge Agreements. The VIE and its shareholders entered into certain equity interest pledge agreements with WFOE, dated October 10, 2019, June 18, 2021 and November 14, 2022, respectively. Pursuant to the equity interest pledge agreements, the shareholders of the VIE have pledged all of their equity interests in the VIE to guarantee the VIE and its shareholders’ performance of their obligations under the relevant contractual arrangements, which include the exclusive business cooperation agreement, exclusive option agreements and power of attorney. If the VIE or any of its shareholders breaches its contractual obligations under these agreements, WFOE, as pledgee, will have the right to auction or sell all or part of the pledged equity interests of the VIE and receive proceeds from such auction or sale.

Each of the shareholders of the VIE agrees that, during the term of the equity interest pledge agreement, such shareholder will not transfer the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of WFOE. WFOE is entitled to all dividends and other distributions on the pledged equity interests declared by the VIE unless prohibited by applicable laws and regulations.

The equity interest pledge agreements will remain effective until the VIE and its shareholders discharge all their obligations under the contractual arrangements. Such pledge of equity interests in the VIE has been registered with the relevant offices of the SAMR in accordance with the PRC Civil Code.

Power of Attorney. Pursuant to the shareholders’ power of attorney among WFOE, the VIE and shareholders of the VIE, dated October 10, 2019, June 18, 2021 and November 14, 2022, respectively, each shareholder of the VIE has irrevocably appointed WFOE to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholders’ meetings and appoint directors and executive officers. Each power of attorney will remain in force as long as the shareholder remains a shareholder of the VIE.

Agreement that allows us and the PRC Subsidiaries to receive economic benefits from the VIE and its subsidiaries

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement dated November 22, 2018, WFOE has the exclusive right to provide the VIE with technical support, consulting services and other services. In exchange, WFOE is entitled to receive a service fee from the VIE on an annual basis and at an amount equal to 100% of the consolidated profit of the VIE, offset by the total accumulative losses (if any) for the previous years of the VIE and its subsidiaries and reduced by any working capital for operation, costs, taxes and other statutory contributions.

The VIE has granted WFOE the exclusive right to purchase any or all of their business or assets at the lowest price permitted under PRC law. This agreement remains effective unless otherwise agreed among the parties.

Agreements that provide us and the PRC Subsidiaries with the option to purchase the equity interest in the VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreements among us, WFOE, the VIE and shareholders of the VIE, dated October 10, 2019, June 18, 2021 and November 14, 2022, respectively, the shareholders of the VIE have irrevocably granted WFOE an exclusive option to purchase, by itself or by persons designated by it, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholders’ equity interests in the VIE.

The purchase price of the equity interests in the VIE shall be equal to the amount of registered capital contributed by such shareholder in the VIE for such purchased equity interests (or such price may be as set forth in the equity transfer agreement to be executed between WFOE (or any person designated by it) and such shareholder of the VIE, provided that such price does not violate PRC laws and regulations and is acceptable to WFOE).

Without WFOE’s prior written consent, the VIE and its shareholders have agreed not to amend the VIE’s articles of association, increase or decrease the VIE’s registered capital, change the VIE’s structure or registered capital in another manner, sell or otherwise dispose of the VIE’s material assets or beneficial interests in the VIE, create or allow any encumbrance on the VIE’s material assets or provide any loans.

WFOE is entitled to all dividends and other distributions declared by the VIE, and the shareholders of the VIE have agreed to pay any such dividends or distributions to WFOE or any other person designated by WFOE. The exclusive option agreements will remain effective until all equity interests of the VIE held by its shareholders have been transferred or assigned to WFOE or its designated person.

Spousal Consent Letter. Each spouse of the relevant individual shareholders of the VIE has signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the disposition of the equity interest in the VIE which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned equity interest pledge agreements, exclusive option agreements, shareholders’ power of attorney and exclusive business cooperation agreement, as amended from time to time. Moreover, the spouse undertook not to take any action in relation to such equity interest held by and registered under the name of his or her spouse.

D.	Property, Plants and Equipment

We are headquartered in Beijing and had leased an aggregate of 9,388.7 square meters of office space in 24 provinces, autonomous regions and municipalities in China as of December 31, 2022. We lease our premises through lease agreements with unrelated third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, our business is conducted through CCT, the PRC Subsidiaries, which are the direct wholly-owned subsidiaries of CCT, and the Affiliated Entities. You should read the following discussion and analysis of the financial condition and results of operations of CCT in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of CCT and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this Report.

Key Factors Affecting CCT’s Results of Operations

CCT believes the following factors significantly affect its results of operations:

Market conditions in China

CCT derives most of its revenues from facilitating insurance transactions on its platform, particularly auto insurance transactions. As such, CCT’s results of operations substantially depend on the growth of the automobile, auto insurance and digital auto insurance transaction markets in China.

CCT expects the growing number of automobiles in China to drive significant demand for auto insurance. It also expects that recent developments in the new energy vehicle sector with favorable government policies will drive the growth of China’s automobile industry.

The PRC government requires each automobile owner to purchase statutory automobile liability insurance and renew its auto insurance policy every year. CCT expects that the growth in automobile ownership will result in more purchases and renewals of statutory automobile liability insurance as well as other commercial auto insurance. The total number of vehicles sold in China is expected to grow from 26.3 million in 2021 to 33.0 million in 2026, according to iResearch. China’s auto insurance industry has expanded in recent years, driven by its rapid economic growth, increasing disposable income, urbanization, the growing number of automobiles and the increasing ease in purchasing auto insurance. China’s auto insurance industry is expected to grow from RMB777.3 billion in 2021 to RMB1.1 trillion in 2026, according to iResearch.

CCT also believes that the increasing digitalization of auto insurance in China will drive demand for its auto insurance transaction services. Driven by technological advancements, policy reforms and more standardized digital operations, digital transaction volumes for auto insurance in China grew from RMB85.2 billion in 2018 to RMB270.9 billion in 2021, and are expected to grow to RMB832.0 billion in 2026, according to iResearch. The digital transaction penetration rate for auto insurance in China, defined as the amount of auto insurance premiums transacted digitally during a certain period, divided by the total premiums in the auto insurance industry during such period, increased from 10.9% in 2018 to 34.8% in 2021 and is expected to further grow to 72.9% in 2026, according to iResearch.

CCT has broadened its service and solution offerings in recent years to include services and solutions other than auto insurance transaction services. In particular, CCT commenced its non-auto P&C insurance transaction services in 2016, and insurance SaaS solutions in 2020. CCT is also co-developing digital products with its insurance carrier partners and large third-party technology platforms to enhance the breadth of their product and service offerings. These include innovative insurance products, such as embedded digital distributions to address the evolving needs of China’s insurance consumers. CCT’s growth also depends on the growth of the non-auto P&C insurance, insurance SaaS solutions and insurance technology services industries in China, and its ability to diversify its distributions and integrate technology capabilities among such different sectors and develop innovative insurance products.

The non-auto insurance market in China includes non-auto P&C and life & health insurance and has been developing rapidly. Non-auto insurance premiums in China grew from RMB3.0 trillion in 2018 to RMB3.7 trillion in 2021 at a CAGR of 7.1% and are expected to reach RMB5.8 trillion in 2026 at a CAGR of 9.2%. Growth of the non-auto insurance market and CCT’s ability to capitalize on industry trends will significantly affect demand for its services and solutions and financial results.

Insurance premiums and transaction service fees

CCT generates revenue primarily from transaction service fees paid by insurance carriers and certain intermediaries, typically calculated as a percentage of the insurance premiums paid by consumers. Insurance premiums and transaction service fee rates CCT charges for its insurance transaction services fluctuate based on regulatory requirements, prevailing economic conditions, the competitive landscape, the volume of business that CCT generates, the availability of comparable services from CCT’s competitors and other factors.

CCT derives the majority of its insurance transaction service revenue from facilitating auto insurance transactions. Laws and regulations governing China’s auto insurance industry may significantly affect the premiums of auto insurance policies charged by insurance carriers and service fee rates CCT charges for auto insurance transactions. For example, historically, the PRC government has imposed stringent reporting requirements on the terms of auto insurance products sold by insurance carriers and rules regulating actuarial and pricing practices of insurance carriers and intermediaries, which have resulted in industry-wide decreases in the transaction service fee rates charged by industry participants, including CCT. CCT’s results of operations from auto insurance transactions have been affected by, and will continue to depend on laws and regulations governing China’s auto insurance industry and their impacts on the transaction service fees CCT can charge.

Similarly, the service fee rates CCT charges for insurance transactions other than auto insurance transactions, including non-auto P&C insurance transactions, may also fluctuate based on factors such as changes in industry regulations and reforms, pricing strategies of CCT’s competitors, changes in sales and marketing policies and product demand from consumers, among others.

Collaboration with insurance carriers and insurance intermediaries.

CCT provides insurance transaction services and insurance SaaS solutions to insurance carriers, and insurance transaction services and insurance SaaS solutions to certain insurance intermediaries. As a result, CCT’s revenue growth depends on its ability to maintain relationships with these insurance carriers and insurance intermediaries. As of December 31, 2022, CCT collaborated with approximately 100 insurance carriers and 4,400 insurance intermediaries.

CCT needs to provide high quality insurance transaction services and SaaS solutions and help them reach and serve their target consumers. This affects whether insurance carriers or other insurance intermediaries will sell insurance products through CCT’s platform or use its SaaS solutions and the rates of transaction service fees, system purchase prices and subscription fees CCT receives. Any significant changes to CCT’s relationships with insurance carriers and other insurance intermediaries could materially impact its revenue and financial performance.

Collaboration with referral partners and third-party platforms

CCT collaborates with referral partners and third-party platforms to attract and acquire insurance consumers, facilitate transactions of a variety of insurance products to consumers, and retain such consumers on CCT’s platform. The number, type and productivity of CCT’s referral partners and third-party platform partners significantly affect its revenue and results of operations. To achieve profitability, CCT intends to retain and expand the base of its referral partners and third-party platform partners as well as their productivity in a cost-effective manner.

A large component of CCT’s operating costs are the referral fees paid to its referral partners. In light of the intense competition for referral partners in the insurance industry and rising salaries in China, CCT has proactively adjusted its referral fee rates in recent years to acquire and retain productive referral partners, which has increased its operating costs. CCT plans to optimize its referral fee rates for referral partners in response to market conditions and requirements in the future, which may increase its operating costs.

CCT’s product and service offerings

CCT’s revenue growth depends on its ability to improve existing products, services and solutions, enhance user experience and capture new opportunities to expand into additional insurance markets and services. CCT derives a majority of its revenues from facilitating auto insurance transactions. As such, CCT’s financial performance depends in part on its ability to collaborate with its insurance carrier partners to offer auto insurance products attractive to auto insurance consumers.

In addition to auto insurance products, CCT has been facilitating the sale of non-auto P&C insurance products since 2016 and life & health insurance products since 2019. CCT has also started to provide technology services to insurance carriers since 2016 as well as insurance SaaS solutions to insurance intermediaries and insurance carriers since December 2020 and March 2021, respectively. As CCT’s service and solution offerings may have different pricing strategies and cost structures, expansion of its business and changes to revenue mix may affect its financial position and profitability.

CCT’s results of operations also depend upon its ability to diversify its distribution channels and product offerings. CCT believes the large base of its existing referral partners and third-party platforms presents CCT with significant opportunities to distribute various non-auto P&C insurance products and enables it to strengthen relationships with insurance carriers and referral partners, and increase engagement between referral partners and their customers. CCT also believes its extensive partnership network of insurance carriers and insurance intermediaries allows it to facilitate selling insurance SaaS solutions to these insurance carriers and insurance intermediaries as CCT has established relationships with them on its insurance transaction service offerings.

Operating efficiency of CCT’s platform

CCT has incurred significant costs and expenses in building its platform, growing its user and partnership base and developing capabilities in data analytics and technology. CCT’s business model is highly scalable, and its platform supports its continued growth. While CCT expects its operating costs to increase in absolute terms as its business expands, CCT also expects them to decrease as a proportion of its revenues as it improves the operating efficiency of its platform and achieves more economies of scale.

For CCT’s insurance transaction service business, which requires significant costs and expenses to acquire users and facilitate insurance transactions for these users on its platform, CCT pays referral fees to its referral partners, which constitute the largest component of its operating costs. CCT plans to enlarge it user base and optimize referral fees as a percentage of its total revenues by expanding its user base acquisition channels and collaborating with more influential third-party platform partners. In addition, CCT intends to optimize collaboration with third-party platforms and referral partners to improve user base acquisition and conversion, and diversify offerings among auto and non-auto P&C insurance products, to improve its operating margins for insurance transaction service.

For CCT’s insurance SaaS solutions business, it actively engages in selling and marketing efforts to capture marketing opportunities from which it can effectively increase its customer base, while focusing on more precise and effective ways of acquiring insurance intermediary and insurance carrier customers. As CCT’s insurance SaaS solutions business grows, it expects to improve the efficiency and utilization of CCT’s personnel and scale to achieve greater operating leverage.

Impact of COVID-19

The COVID-19 pandemic has severely impacted China and the rest of the world, and it has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. CCT’s business has not, to date, experienced material disruptions in insurance transaction volumes or insurance SaaS product subscriptions due to the COVID-19 pandemic.

However, the extent to which the COVID-19 pandemic may impact CCT’s long-term results remains uncertain, and CCT is closely monitoring the impact of COVID-19 pandemic internally. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic could adversely affect our business, operating results and financial condition.”

Key Components of Results of Operations

Net Revenues

Net revenues include insurance transaction services income, SaaS income and others. The following table sets forth a breakdown of CCT’s revenues for the periods indicated.

	Year ended December 31,
	2021		2022
	RMB	%	RMB	%
	(in millions, except percentages)
Insurance transaction services income	1,699.4	97.9	2,617.2	97.7
SaaS income	29.9	1.7	59.8	2.2
Others	6.1	0.4	2.1	0.1
Total net revenues	1,735.4	100.0	2,679.1	100.0

For CCT’s insurance transaction services business, it charges insurance carrier customers and other intermediaries a percentage of the insurance premiums generated from insurance transactions facilitated through its platform. Revenue generated from insurance transaction services is primarily affected by (1) the number of policies written through CCT’s platform, which increased by 57.7% from 7.8 million in 2021 to 12.3 million in 2022, (2) the gross premiums of transactions written through CCT’s platform, which increased by 49.5%, from RMB11.1 billion in 2021 to RMB16.6 billion in 2022, and (3) the gross premium written through referrals of referral partners, for which CCT tends to charge a higher percentage of premiums. Gross premiums written through referral partners increased by 56.4% from RMB10.1 billion in 2021 to RMB15.8 billion in 2022. CCT’s service fee rate remained relatively stable at 15.3% and 15.8% in 2021 and 2022, respectively.

For CCT’s insurance SaaS solution business, it offers subscription services to its cloud-based insurance SaaS solutions, including Sky Frontier and Digital Surge, and derives revenue from charging insurance carrier customers and insurance intermediaries services fees for using Sky Frontier and Digital Surge, respectively. Revenue generated from SaaS solution business is primarily affected by the number of paying customers and unit price for SaaS Solutions. Revenue generated from Sky Frontier increased from RMB21.9 million in 2021 to RMB51.2 million in 2022, primarily due to the combined effect of an increase in the number of paying customers from 49 in 2021 to 72 in 2022, as well as an increase in unit price resulting from upgraded functionality and improved market demand. Revenue generated from Digital Surge increased from RMB8.0 million in 2021 to RMB8.6 million in 2022, primarily driven by an increase in the number of paying customers from 130 in 2021 to 355 in 2022, partially offset by a decrease in unit price, as CCT lowered the subscription fee for certain paid functions in 2022 to attract more paying customers for Digital Surge.

Revenues from other services include (1) fees generated from CCT’s provision of technical services to insurance carriers and intermediaries, through which CCT develops digital insurance products and management systems for certain insurance carrier customers, and (2) fees generated from CCT’s customer service to third-party companies.

Cost of Revenues

CCT collaborates with referral partners and other third parties in the provision of insurance transaction services and SaaS services. CCT’s cost of revenues primarily consists of cost of referral partners, service fee paid to third-party payment platforms, and other costs. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

	Year ended December 31,
	2021		2022
	RMB	%	RMB	%
	(in millions, except percentages)
Cost of referral partners	1,581.2	95.6	2,424.6	95.6
Service fee paid to third-party payment platforms	62.0	3.7	104.6	4.1
Other costs	11.4	0.7	7.5	0.3
Total cost of revenues	1,654.6	100.0	2,536.7	100.0

Cost of referral partners refers to referral fees paid by CCT to referral partners and third-party platform partners, as a certain percentage of the insurance transaction service income generated from the insurance transactions referred by them. CCT’s referral partners increased from over 739,000 as of December 31, 2021 to 939,000 as of December 31, 2022. As CCT continues to scale its business, CCT is able to improve its ability to negotiate more favorable referral fee rates with referral partners and third-party platform partners, which enables CCT to reduce referral fee rate for each transaction and manage its costs of revenues for referral partners.

Service fee paid to third-party payment platforms refer to fees charged by such payment platforms with respect to the referral fee payments CCT makes to referral partners through such third-party payment platforms.

Other costs primarily include (1) customer service costs, (2) amortization and depreciation, (3) salary and welfare benefits, (4) cloud service fees and (5) tax and surcharges.

Selling and marketing expenses

CCT’s selling and marketing expenses primarily consist of advertising and promotional expenses, salary and welfare benefits and share-based compensation expenses to the CCT’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online platform and mobile applications.

General and administrative expenses

CCT’s general and administrative expenses primarily consist of share-based compensation expenses, salary and welfare benefits, professional service fees, amortization expenses and related expenses for employees involved in general corporate functions, including finance, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses.

Research and development expenses

CCT’s research and development expenses primarily consist of salary and welfare benefits and subcontracted development expenses incurred for the development and enhancement to the CCT’s online platform, including SaaS platform, and mobile application.

Share-based compensation expenses

CCT periodically grant share-based awards, such as restricted shares and share options to eligible employees, directors and non-employees. In accordance with ASC 718 Stock Compensation, CCT recorded share-based compensation expense on the grant date of the equity interests to its employees equal to the estimated fair-value of such equity interests at the measurement date. The share-based compensation expense was recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses on the consolidated statements of operations and comprehensive loss.

In November 2015, CCT adopted the 2015 Incentive Plan to grant options to relevant directors, officers, senior management, employees and non-employees. Option awards were granted with an exercise price determined by the board of directors of Cheche. In January 2020, the 2015 Incentive Plan was terminated with the concurrent grant of replacement awards under the 2019 Incentive Plan of CCT. In January 2020, CCT adopted the 2019 Incentive Plan to grant options and restricted ordinary shares to relevant directors, officers, other employees and non-employees. Option awards were granted with an exercise price determined by the board of directors. The options granted under the 2019 Incentive Plan typically becomes vested upon grant. The restricted shares granted under the 2019 Incentive Plan typically could either be granted with terms that (1) immediately vested upon grant; (2) 25% vested on each anniversary or 6.25% vested on each quarter for vesting schedule of four years; or (3) 50% vested on each anniversary for vesting schedule of two years.

The weighted average grant date fair value of options granted in 2021 and 2022 was RMB0.3904 (US$0.0573) and RMB0.3870 (US$0.0568), respectively. The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

For the year ended December 31,
2021
Options*
Fair value per share (US$)	0.28-0.41
Discount rate (after tax)	16.50%-18.00%
Risk-free interest rate	1.66%
Expected volatility	42.05%-54.06%
Contractual term (in years)	10
Discount for lack of marketability (“DLOM”)	7.00%-12.00%

*	There were no grants for options for the year ended December 31, 2022.

	For the years ended December 31,
	2021	2022
Restricted shares
Fair value per share (US$)	0.28-0.41	0.28-0.30
Discount rate (after tax)	16.50%-18.00%	16.50%
Discount for lack of marketability (“DLOM”)	7.00%-12.00%	10%

The following table sets forth the breakdown of share-based compensation expenses by CCT’s expense line items for the periods presented.

	Year ended December 31,
	2021		2022
	RMB	%	RMB	%
	(in millions, except percentages)
Selling and marketing expenses	10.7	57.8	9.1	56.2
General and administrative expenses	7.6	41.1	6.7	41.4
Research and development expenses	0.2	1.1	0.4	2.4
Cost of revenues	0.0	0.0	0.0	0.0
Total	18.5	100.0	16.2	100.0

Discussion of Certain Balance Sheet Items

The following is a discussion of selected balance items that are material to CCT. This information should be read together with CCT’s consolidated financial statements and related notes included elsewhere in this Report.

Accounts Receivable

Accounts receivable mainly represents amount due from insurance transaction services customers. The increase in the accounts receivable was primarily due to business growth as shown in the increase in revenue, in particular in the insurance transaction services.

The following table sets forth the aging analysis of accounts receivable.

	December 31, 2021	December 31, 2022
	(RMB in thousands)
Up to three months	227,648	332,492
Three to six months	35,779	43,483
Six to nine months	18,681	10,548
Nine to 12 months	4,378	15,836
Above one year	254	335
Less: Allowance for current expected credit losses	(1,004)	(1,027)
Total accounts receivable, net	285,736	401,667

CCT’s insurance transaction service customers accounted for 98.1% and 98.7% of the total accounts receivable balance as of December 31, 2021 and 2022 respectively. These insurance transaction service customers are mainly group-wide insurance carrier conglomerates in China with a contractual and customary payment terms that generally range from 30 to 180 days. The accounts receivable that is more than 6 months old are mainly due from a branch of an insurance carrier conglomerate who operates in a province that had an extended period under a government mandated Covid-19 quarantine lock-down measures, from August to December 2022. During the lock-down period for that province, no movements beyond the residential buildings were permitted. As a result, businesses and banks could not process normal scheduled payments. It was a unique situation similar to a force majeure, rather than a credit default. In fact, these balances were substantially collected subsequent to the lock-down measures being lifted at the end of 2022. CCT determined that this balance was recoverable. As of May 15, 2023, RMB323.4 million of CCT’s accounts receivable as of December 31, 2022 was subsequently collected by CCT. No amount of accounts receivable has been written off (i.e., charged-off against the allowance) for the periods presented in the Report.

Accounts Payable

Accounts payable mainly includes payment to the cost of referral partners. Accounts payable increased by RMB46.9 million from RMB180.3 million as of December 31, 2021 to RMB227.2 million as of December 31, 2022, primarily due to an increase in cost of referral partners, which was consistent with CCT’s overall revenue growth.

Results of Operations

The following table sets forth a summary of CCT’s consolidated results of operations for the periods presented, in absolute amount and as a percentage of its operating revenue. You should read this information in conjunction with CCT’s consolidated financial statements and related notes included elsewhere in this Report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2021		2022
	RMB	%	RMB	%
	(in thousands, except percentages)
Net revenues	1,735,404	100.0	2,679,059	100.0
Cost of revenues	(1,654,592)	(95.3)	(2,536,746)	(94.7)
Gross profit	80,812	4.7	142,313	5.3
Operating expenses:
Selling and marketing expenses	(110,064)	(6.3)	(138,970)	(5.2)
General and administrative expenses	(79,672)	(4.6)	(69,350)	(2.6)
Research and development expenses	(46,785)	(2.7)	(49,946)	(1.9)
Total operating expenses	(236,521)	(13.6)	(258,266)	(9.6)
Operating loss	(155,709)	(9.0)	(115,953)	(4.3)
Other expenses:
Interest income	278	0.0	1,890	0.1
Interest expense	(6,522)	(0.4)	(3,303)	(0.1)
Foreign exchange gains	2,100	0.1	13,409	0.5
Government grants	24,275	1.4	20,314	0.8

Changes in fair value of warrant	153	0.0	(196)	(0.0)
Changes in fair value of amounts due to related party	(11,242)	(0.6)	(6,451)	(0.2)
Others, net	(316)	(0.0)	(1,253)	(0.0)
Loss before income tax	(146,983)	(8.5)	(91,543)	(3.4)
Income tax credit	522	0.0	521	0.0
Net loss	(146,461)	(8.5)	(91,022)	(3.4)
Non-GAAP measure:
Adjusted net loss (1)	(98,400)	(5.7)	(51,603)	(1.9)

(1)	Adjusted net loss is defined as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, change in fair value of warrant, change in fair value of amounts due to related party and listing related professional expenses. Adjusted net loss is not a measure required by, or presented in accordance with, U.S. GAAP. The use of the non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For further details, see “—Non-GAAP Financial Measure.”

Non-GAAP financial measure

CCT uses adjusted net loss, a non-GAAP financial measure, in evaluating its results of operations and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, amortization of intangible assets related to acquisition, change in fair value of warrant, changes in fair value of amounts due to related party and listing related professional fees. Such adjustments have no impact on income tax.

CCT presents the non-GAAP financial measure because it is used by CCT’s management to evaluate its operating performance and formulate business plans. Adjusted net loss enables CCT’s management to assess its results of operations without considering the impact of non-cash share-based compensation expenses, amortization of intangible assets related to acquisition, changes in fair value of warrant, changes in fair value of amounts due to related party and non-recurring expenses. CCT believes that adjusted net loss helps identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss. CCT also believes that the use of such non-GAAP measure facilitates investors’ assessment of CCT’s operating performance. Adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of CCT’s operating performance. Investors are encouraged to review the reconciliation of CCT’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to CCT’s data. CCT encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of CCT’s net loss to adjusted net loss for the years indicated:

	Year ended December 31,
	2021	2022
	(RMB in thousands)
Net loss	(146,461)	(91,022)
Add:
Share-based compensation expense	18,532	16,208
Amortization of intangible assets related to acquisition	2,100	2,100
Changes in fair value of warrant	(153)	196
Changes in fair value of amounts due to related party	11,242	6,451
Listing related professional expenses	16,340	14,464
Adjusted net loss	(98,400)	(51,603)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues. CCT’s net revenues increased by 54.4%, from RMB1,735.4 million in 2021 to RMB2,679.1 million in 2022, primarily due to (1) the increased amount of premiums of the insurance transactions conducted through its platform by referral partners and third-party platform partners; and (2) an increase in revenue generated from SaaS solutions.

Cost of revenues. CCT’s cost of revenues increased by 53.3% from RMB1,654.6 million in 2021 to RMB2,536.7 million in 2022, which was consistent with the growth of its business volume and revenue.

Selling and marketing expenses. CCT’s selling and marketing expenses increased by 26.2%, from RMB110.1 million in 2021 to RMB139.0 million in 2022, primarily due to (1) an increase of RMB14.3 million in marketing expenses, as CCT strategically increased its marketing and publicity efforts to improve its corporate image, online platform and mobile applications since the second half of 2021, and (2) an increase of RMB14.4 million in staff expenses, primarily due to increases in headcount in the selling and marketing related department and related expenses; partially offset by a decrease of RMB2.0 million in labor service fee and a decrease of RMB1.6 million in share-based compensation expenses.

General and administrative expenses. CCT’s general and administrative expenses decreased by 12.9%, from RMB79.7 million in 2021 to RMB69.4 million in 2022, primarily due to (1) a decrease of RMB2.5 million in staff expenses, primarily due to decreases in headcount in the general and administrative related department, (2) a decrease of RMB2.7 million in fees related to financing activities, and (3) a decrease of RMB2.4 million in depreciation and amortization.

Research and development expenses. CCT’s research and development expenses increased by 6.6%, from RMB46.8 million in 2021 to RMB49.9 million in 2022, primarily due to an increase in staff costs of RMB8.3 million, as a result of increases in headcount in the research and development department and related expenses; partially offset by a decrease in system development service fee of RMB4.9 million.

Interest expense. CCT’s interest expense decreased by 49.2%, from RMB6.5 million in 2021 to RMB3.3 million in 2022, primarily due to the repayment of loan principal.

Net loss. As a result of the foregoing, CCT incurred a net loss of RMB91.0 million in 2022, as compared to a net loss of RMB146.5 million in 2021.

Liquidity and Capital Resources

In 2022, CCT’s principal source of liquidity was cash generated from financing activities in 2021. During the year ended December 31, 2021, CCT’s principal sources of liquidity were net proceeds from the issuance of preferred shares of RMB653.2 million, cash received from long-term borrowings from a third party of RMB19.1 million, and proceeds from short-term borrowings of RMB10.0 million.

As of December 31, 2021 and 2022, CCT had cash and cash equivalents of RMB362.4 million and RMB114.9 million, respectively. As of December 31, 2021 and 2022, CCT had amounts due to related party of RMB53.0 million and RMB59.9 million, respectively.

CCT anticipates that it will be able to meet its financing needs for the next twelve months following the Business Combination with existing cash balances. However, CCT may require additional funding due to changing business conditions or other future developments, including any investments or acquisitions it may pursue. If CCT’s existing cash resources are insufficient to meet its working capital requirements, CCT may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. Following the Business Combination, the sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders.

The following table sets forth a summary of CCT’s cash flows for the periods indicated:

	Year ended December 31,
	2021	2022
	(RMB in thousands)
Net cash used in operating activities	(187,594)	(158,861)
Net cash (used in)/generated from investing activities	(65,330)	27,694
Net cash generated from/(used in) financing activities	583,674	(159,042)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,911)	42,770
Net increase/(decrease) in cash and cash equivalents and restricted cash	328,839	(247,439)
Cash and cash equivalents and restricted cash at beginning of the year	38,545	367,384
Cash and cash equivalents and restricted cash at end of the year	367,384	119,945

Operating Activities

Net cash used in operating activities in 2022 was RMB158.9 million, primarily due to a net loss of RMB91.0 million, partially offset by (1) adjustments primarily consisting of share-based compensation expense of RMB16.2 million, amortization of right-of-use asset of RMB8.2 million, changes in fair value of amounts due to related party of RMB6.5 million, amortization of intangible assets of RMB2.1 million and depreciation of property equipment and leasehold improvement of RMB1.2 million, partially offset by foreign exchange gains of RMB13.4 million, and (2) net cash outflow of RMB88.2 million from changes in operating assets and liabilities, primarily driven by an increase of RMB116.0 million in accounts receivable, an increase of prepayments and other current assets of RMB8.7 million, partially offset by an increase of RMB46.9 million in accounts payable and an increase of RMB11.0 million in salary and welfare benefits payable.

Net cash used in operating activities in 2021 was RMB187.6 million, primarily due to a net loss of RMB146.5 million, and (1) adjustments primarily consisting of share-based compensation expense of RMB18.5 million, changes in fair value of amounts due to related party of RMB11.2 million, amortization of right-of-use asset of RMB11.0 million, amortization of intangible assets of RMB2.2 million and depreciation of property equipment and leasehold improvement of RMB1.7 million, and (2) net cash outflow of RMB83.5 million from changes in operating assets and liabilities primarily driven by an increase of RMB164.8 million in accounts receivable, a decrease of RMB16.1 million in accrued expenses and other current liabilities and a decrease of RMB10.6 million in lease liabilities, partially offset by an increase of RMB96.4 million in accounts payable and an increase of RMB11.4 million in salary and welfare benefits payable.

Investing Activities

Net cash generated from investing activities in 2022 was RMB27.7 million, primarily due to cash received from maturities of short-term investments of RMB211.4 million, and partially offset by the placement of short-term investments of RMB182.5 million.

Net cash used in investing activities in 2021 was RMB65.3 million, primarily due to the placement of short-term investments.

Financing Activities

Net cash used in financing activities in 2022 was RMB159.0 million, primarily due to cash payments of redemption of Series C convertible redeemable preferred shares of RMB137.2 million.

Net cash generated from financing activities in 2021 was RMB583.7 million, primarily due to net proceeds from issuance of Series C and Series D convertible redeemable preferred shares of RMB653.2 million, cash received from long-term borrowings from a third party of RMB 19.1 million, cash received from short-term borrowings of from bank RMB10.0 million, and partially offset by cash repayment of borrowings of RMB68.6 million.

Capital Expenditures

CCT incurs capital expenditures primarily for purchases of property, equipment and software. CCT’s capital expenditures were RMB1.6 million and RMB1.2 million in 2021 and 2022, respectively. CCT will continue to make capital expenditures to meet the expected growth of its business.

Contractual Obligations

The following table sets forth CCT’s contractual obligations as of December 31, 2022:

	Payment due by
	Total	2023 – 2026	Thereafter
	(RMB in thousands)
Operating lease commitments	(18,200)	(18,002)	(198)
Accounts payable	(227,156)	(227,156)	—
Amounts due to related party	(73,670)	(73,670)	—
Accrued expenses and other current liabilities	(33,712)	(33,712)	—
Total	(352,738)	(352,540)	(198)

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the laws of the Cayman Islands, we are not subject to tax on income or capital gains, nor are we subject to withholding tax on any payment of dividends. The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% on its taxable income generated from operations in Hong Kong. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. It is not subject to withholding tax on any payment of dividends.

PRC

We are subject to VAT at the rate of 6% on its services and solutions less any deductible VAT already paid. CCT is also subject to surcharges on VAT payments in accordance with PRC law.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the PRC Subsidiaries are subject to enterprise income tax at a statutory rate of 25%. The VIE in the PRC, Cheche Technology, qualified as a “High and New Technology Enterprise” and was entitled to a preferential enterprise income tax rate of 15% from 2019 to 2021 and from 2022 to 2024.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we were incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied. To the extent that the PRC Subsidiaries, VIE and its subsidiaries have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, CCT did not record any such withholding tax of the PRC Subsidiaries, VIE and its subsidiaries in the PRC as they are still in accumulated deficit position.

Off-Balance Sheet Arrangements

CCT has not entered, and does not expect to enter, into any off-balance sheet arrangements. CCT also has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, CCT has not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity.

Furthermore, CCT does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. CCT does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with it.

Holding Company Structure

We are a Cayman Islands holding company with no substantive operations. We carry out our business through the VIE and its subsidiaries in China, due to PRC regulatory restrictions on direct foreign ownership of companies that engage in VATS and other internet related business. We rely on dividends and other distributions from CCT and its operating subsidiaries to pay dividends to our shareholders and service our outstanding debts. Our ability to pay dividends depends upon dividends received from the PRC Subsidiaries. If the PRC Subsidiaries or any newly formed subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, the PRC Subsidiaries may pay dividends only out of their retained earnings, if any, in accordance with PRC accounting standards and regulations. Under PRC law, each of the PRC Subsidiaries and the Affiliated Entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE.

As of December 31, 2021 and 2022, the VIE and its subsidiaries accounted for an aggregate of 56.7% and 78.6%, respectively, of the consolidated total assets and 84.4% and 85.4%, respectively, of the consolidated total liabilities. In 2021 and 2022, the VIE and its subsidiaries accounted for an aggregate of 99.5% and 94.6%, respectively, of consolidated total net revenues of CCT.

Internal Control over Financial Reporting

Prior to the Business Combination, CCT was a private company with limited accounting and financial reporting personnel and other resources to address its internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified by CCT and its independent registered public accounting firm relate to (1) CCT’s lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in application of U.S. GAAP related to accounting treatment for certain equity transactions, leases and expected credit losses of receivables, and (2) CCT’s lack of formal financial closing policies and effective control over periodic financial closing procedures, which resulted in adjustments related to revenue, cost of sales and expenses cut-off at period end.

To remedy CCT’s identified material weaknesses, we have begun to, and will continue to (1) hire additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and strengthen period-end financial reporting controls and procedures; (2) establish an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements; and (3) assign clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

However, we cannot assure that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—If we fail to implement and maintain effective internal controls to remediate the material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares may be materially adversely affected.”

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue for its last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements otherwise applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of an emerging growth company’s internal control over financial reporting.

The JOBS Act also provides that an emerging growth company does not need to comply with new or revised financial accounting standards until the date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Critical Accounting Policies

In preparing CCT’s consolidated financial statements and related notes, CCT must make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported revenues and expenses. CCT has based its estimates on historical experience and other assumptions that it believes reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions and differences may be material to the consolidated financial statements.

An accounting policy is considered to be critical if:

●	it requires CCT to make an accounting estimate based on assumptions about matters that are highly uncertain at the time it makes the estimate, and

●	different estimates and judgments that CCT reasonably could have used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact its consolidated financial statements.

CCT believes that the following critical accounting policies require significant judgments and estimates and assumptions in preparing its consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with CCT’s consolidated financial statements and related notes included elsewhere in this Report.

Revenue recognition

Revenue is the transaction price CCT expects to be entitled to in exchange for the promised services in a contract in the common course of CCT’s activities and is recorded net of VAT. The services to be accounted for mainly include insurance transaction services, SaaS services and other services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, CCT applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Insurance Transaction Services Income

The main source of revenue is insurance transaction services fee from (1) insurance carriers who underwrite insurance policies and (ii) insurance intermediaries who directly transact with insurance carriers, both determined based on a percentage of premium paid by the insured. The service fee rate paid by the insurance carriers or insurance intermediaries, shall be based on the terms specified in the service contract with the insurance carriers or with the insurance intermediaries for each insurance policy sold through CCT’s online platform and mobile applications in the PRC. CCT determines that the insurance carrier or insurance intermediary, are its customer in these agreements. Insurance transaction services revenue for the commission earned is recognized at a point in time when the CCT has fulfilled its performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

SaaS Services Income

CCT provides SaaS services to selected insurance companies or insurance intermediaries. This cloud-based services allow insurance carriers or insurance intermediaries to use CCT’s self-developed SaaS management system without taking possession of its software. CCT has determined that the insurance carriers or insurance intermediaries as customers and initially records services fee as contract liabilities upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually one year.

Other Services

CCT provides technical service to insurance carriers. CCT charges insurance carriers service fee for developing software for them. Technical service revenue is recognized based on cost-to-cost input method of measuring progress upon the completion of each service.

CCT also provides customer service to third-party companies. CCT satisfies its performance obligation through delivering consulting service to the third-party companies’ customers and receives service fee from the third companies. Customer service revenue is recognized on a straight-line basis over the period of the contract when the service is provided, which is usually within one year.

Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated statements of operations and comprehensive loss based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rate and expected dividends. The fair value of the ordinary shares is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. CCT’s goodwill as of December 31, 2021 and 2022 was related to its acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date (December 31 for CCT) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for CCT’s business and determination of its weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that CCT represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, CCT adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2021 and 2022. At December 31, 2021 and 2022, goodwill was RMB84.6 million and RMB84.6 million, respectively.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact CCT’s financial position and results of operations is disclosed in Note 2(dd) to CCT’s audited consolidated financial statements included elsewhere in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address our directors and executive officers is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, the PRC.

Directors and Executive Officers	Age	Position/Title
Lei Zhang	41	Chairman and Co-Chief Executive Officer
Cheng Zhong	52	Co-Chief Executive Officer
Jianxiang Zhou	45	Chief Technology Officer
Ting Lin	38	Chief Strategy Officer
Weiqing Xiang	36	Financial Controller
Huichuan Ren	53	Director
Shengwen Rong	54	Independent Director
Liqun Li	54	Independent Director
Xiufang Li	57	Independent Director

Mr. Lei Zhang is our founder, and becomes our chief executive officer and chairman of the board following the Business Combination. Prior to that, he served as chief executive officer of CloudPower Technology Co., Ltd. from 2010 to 2014. Mr. Zhang also served as an executive vice president of Datang Capital Co., Ltd. from 2008 to 2010. He served as a senior manager in global technology service department at Huawei Technologies Co., Ltd. from 2001 to 2006. Mr. Zhang received a bachelor’s degree in computer science and technology from Wuhan University of Technology in 2001.

Mr. Cheng Zhong has served as the co-chief executive officer of CCT since October 2021 and becomes our co-chief executive officer following the Business Combination. Mr. Zhong has approximately 30 years of experience in the insurance industry. Prior to joining CCT, he served as the co-chief executive officer of Qingsong Group Ltd. from April 2019 to October 2021. Prior to that, Mr. Zhong was the general manager of Anxin P&C Insurance Co., Ltd. Mr. Zhong has been in the People’s Insurance Company (Group) of China Limited (the “PICC”) and its subsidiaries for more than 20 years, and worked in PICC Property Insurance Guangzhou Yuexiu Branch, Guangdong PICC Property Insurance Group Insurance Department and PICC Property Insurance Dongguan Branch in his early career. In 2011, he served as the managing director of China People’s Insurance Brokers, a subsidiary of PICC Group. In 2010, Mr. Zhong was the general manager of the business department of PICC Group. In 2008, he was promoted to the deputy general manager of Guangdong PICC Property & Casualty Insurance. Mr. Zhong received his bachelor’s degree in economics from Wuhan University and master’s degree in finance from Jinan University.

Mr. Jianxiang Zhou has served as the chief technology officer of CCT since March 2015 and becomes our chief technology officer following the Business Combination. Prior to joining CCT, Mr. Zhou served as chief technology officer of CloudPower Technology Co., Ltd. from 2011 to 2015. Prior to that, he served as senior manager of the applied business division of Potevio Institution of Information and Technology Co., Ltd. from 2006 to 2011. He also served as a software engineer at the research and development department of Tsinghua Tongfang Co., Ltd. from 2004 to 2006. Mr. Zhou received his bachelor’s and master’s degrees in agricultural electrical engineering and automation from Northeast Forestry University in 2001 and 2004, respectively.

Mr. Ting Lin has served as the chief strategy officer of CCT since October 2018, and becomes our chief strategy officer following the Business Combination. Prior to joining CCT, Mr. Lin served as a vice president at the advisory and BlackRock Solutions divisions of BlackRock Inc. from 2013 to 2018. Prior to that, Mr. Lin served as a senior manager of the global portfolio strategies of Bank of America Merrill Lynch from 2010 to 2013 and a senior modeling associate at the Government Employees Insurance Company (“GEICO”) from 2009 to 2010. Mr. Lin received dual bachelor’s degrees in applied mathematics and finance from the University of Maryland and a master’s degree in statistics from Columbia University in 2008.

Mr. Weiqing Xiang has served as CCT’s financial controller since November 2020 and is our financial controller following the Business Combination. Prior to joining CCT, Mr. Xiang served as the chief financial officer of Dalian Zeus Entertainment Co., Ltd., a company listed on the Shenzhen Stock Exchange (SHE:002354) from 2017 to 2020, where he oversaw the group’s overall financial planning and internal control over financial reporting. From 2011 to 2017, Mr. Xiang was a manager at PricewaterhouseCoopers Zhong Tian LLP, and from 2009 to 2011, he was an accounting manager at Ruihua Certified Public Accountants in China. Mr. Xiang is a Certified Public Accountant and received his bachelor’s degree in tourist management from Northeast Petroleum University in 2009.

Mr. Huichuan Ren has served as CCT’s director since July 2021, and becomes our director following the Business Combination. Mr. Ren is also currently a senior counsel of Tencent Technology (Shenzhen) Co., Ltd. Prior to that, Mr. Ren served as the vice chairman of the board of directors and president of Ping An Insurance (Group) Company of China Ltd. from 2011 to 2020. He also served as the chairman of the board of directors of Ping An Trust Co., Ltd. from 2016 to 2019. Mr. Ren received a bachelor’s degree in applied computing from Harbin Ship Engineering College in 1989 and a master’s degree in business administration from Peking University in 2007.

Mr. Shengwen Rong becomes our independent director following the consummation of the Business Combination. Mr. Rong has served as an independent director of various listed companies including Vision Deal HK Acquisition (HK: 07827), 51Talk Online Education Group (NASDAQ: COD), Mogu Inc. (NASDAQ: MOGU), X Financial (NASDAQ: XYF) and Qudian Inc. (NASDAQ: QD). Prior to those, he served as the independent director and special committee member of BlueCity Holdings Limited (NASDAQ: BLCT) from 2020 to 2022. From 2017 to 2018, Mr. Rong served as the chief financial officer of Yixia Technology Ltd. From 2015 to 2016, he served as the chief financial officer of Quixey Inc. Prior to that, he served as the chief financial officer of UCWeb, Inc. from 2012 to 2014. Mr. Rong has also served in various capacities as the chief financial officers, financial director and financial manager at Country Style Cooking Restaurant Chain Holding Limited, Xingwei Education Group Ltd., Google Inc. (NASDAQ: GOOGL) and other well-known companies. Mr. Rong received his bachelor’s degree from Renmin University in 1991, his master’s degree in accounting from West Virginia University from 1996 and his MBA degree from the University of Chicago.

Mr. Liqun Li becomes our independent director upon the consummation of the Business Combination. He has also been the chief representative officer of Ed. Broking UK Limited since 2015. From 2012 to 2015, he served as the chief executive officer and country manager of Assurant China. Prior to that, Mr. Li served as the deputy general manager of CV Starr Insurance Co., Ltd. in China from 2008 to 2012. Mr. Li served as the executive deputy general manager of Sinosafe Insurance Company Limited in China from 2006 to 2008. He served as the general manager for Greater China and Hong Kong of Willis Re. Limited from 2005 to 2006. He served as deputy general manager and chief operating officer of Ming An Insurance Company Limited from 2002 to 2005. He also served as corporate risk underwriter and representative of China of General Accident Assurance PLC at General Accident Assurance PLC. From 1996 to 1998. Mr. Li received his bachelor’s degree in international trade from Anhui University in 1992 and his master’s degree in risk management and insurance from Cass Business School, City University in 1996.

Ms. Xiufang Li becomes our independent director upon the consummation of the Business Combination. Ms. Li is a professor of Finance School at Nankai University since 2015. Prior to that, she served various capacities at Nankai University, including being a professor, adjunct professor and lecturer of risk management and insurance department, the vice president of economics school, and a lecturer of the finance department from 1991 to 2015. She received her bachelor’s degree in Mathematics from Nankai University in 1998, her master’s degree in finance and doctorate’s degree in risk management and insurance from the same university.

Employment Agreements and Indemnification Agreements

We have into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a five-year period. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to us or breach of obligation of confidentiality.

An executive officer may terminate his/her employment at any time with 30 days prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of us. In addition, all of our executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and us.

In addition, we have entered into indemnification agreements with our directors and executive officers. Under these indemnification agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being our directors or executive officers.

B.	Compensation

In 2021, CCT paid an aggregate of approximately RMB2.5 million in cash to its executive officers and did not pay any cash compensation to its non-executive directors. In addition, CCT made contributions to such officers’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB240,000 in 2021.

As of the date of this Report, we have not paid compensation to our executive officers and directors.

CCT Share Incentive Plan

CCT adopted the 2019 Equity Incentive Plan in January 2020, under which CCT granted equity incentive awards to eligible employees, consultants and non-employee directors in order to attract, motivate and retain talented individuals. Summarized below are the material terms of the 2019 Equity Incentive Plan. CCT has reserved an aggregate of 133,750,000 of CCT Ordinary Shares for issuance under the 2019 Plan. As of December 31, 2022, options to purchase 108,196,300 CCT Ordinary Shares and 23,171,350 CCT Restricted Shares Awards were issued and outstanding. Pursuant to the terms of the Business Combination, we have assumed the outstanding CCT Options and CCT Restricted Shares Awards, and have reserved 6,938,279 Class A Ordinary Shares future issuance under the 2019 Equity Incentive Plan.

2023 Equity Incentive Plan

On September 12, 2023, the shareholders of Prime Impact approved the adoption of the 2023 Equity Incentive Plan (the “2023 Plan”) in connection with the Business Combination at the extraordinary general meeting of shareholders. The following paragraphs summarize the principal terms of the 2023 Plan. As of the date of this Report, we have not granted any awards under the 2023 Plan.

Types of Awards

The 2023 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our board of directors or compensation committee of the board.

Plan Administration

Our board of directors or the compensation committee administers the 2023 Plan. The board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement

Awards granted under the 2023 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

We may grant awards to our employees, directors and consultants.

Vesting Schedule

In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards

The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer Restrictions

Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to us or our subsidiaries, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and Amendment

Unless terminated earlier, the 2023 Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in us by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors, and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Shengwen Rong, Mr. Liqun Li and Ms. Xiufang Li. Mr. Shengwen Rong is the chairman of our audit committee. We have determined that each of Mr. Shengwen Rong, Mr. Liqun Li and Ms. Xiufang Li satisfies the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, and that Mr. Shengwen Rong qualifies as an “audit committee financial expert” under Nasdaq Stock Market Rules.

The audit committee oversees our accounting and financial reporting processes and the audit of our financial statements. The audit committee is responsible for, among other things:

●	appointing our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent registered public accounting firm;

●	reporting regularly to the full board of directors; and

●	performing such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Mr. Lei Zhang, Mr. Shengwen Rong and Mr. Liqun Li. Mr. Lei Zhang is the chairman of our compensation committee. We have determined that each of Mr. Shengwen Rong and Mr. Liqun Li satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board the total compensation package for our four most senior executives;

●	approving and overseeing the total compensation package for our executives other than the four most senior executives;

●	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

●	reviewing periodically and recommending any long-term incentive compensation or equity plans, programs or similar arrangements for consideration by the board of directors, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Huichuan Ren, Mr. Shengwen Rong and Ms. Xiufang Li. Ms. Xiufang Li is the chairperson of our nominating and corporate governance committee. We have determined that each of Mr. Shengwen Rong and Ms. Xiufang Li satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

●	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise their skills and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. We have the right to seek damages against any director who breaches a duty owed to us.

Code of Business Conduct and Ethics and Corporate Governance

We have adopted a code of business conduct and ethics, which are applicable to all of our directors, executive officers and employees. We have made our code of business conduct and ethics publicly available on our website.

In addition, we have adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions.

Terms of Directors and Officers

Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association.

A director will be removed from office automatically if, among other things, the director (1) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (2) is found to be a lunatic or becomes of unsound mind, (3) resigns his or her office by notice in writing, or (4) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.	Employees

We had a total of 635 full-time employees as of December 31, 2022. The following table provides a breakdown of our employees as of December 31, 2022 by function:

Function	Number
Headquarters (CCT)
Technology	104
Finance	18
General and administrative	40
Others	70
Subtotal	232

Cheche Insurance Sale & Services Co., Ltd.
Administrative	16
Finance	88
Service	299
Subtotal	403
Total	635

As of December 31, 2022, 232 of our employees were based in the headquarters in Beijing and corporate offices in Guangdong province. The rest of our employees were based in other provinces in China. 44.8% of the employees at our headquarters were technology-related personnel as of December 31, 2022.

Our success depends on our ability to attract, retain and motivate qualified personnel. We have established procedures and standards in recruiting employees through various channels, including internal referrals, job fairs and recruiting agents.

Our senior management team possesses significant experience in technology and insurance industries. Before joining, our senior management members worked at China’s leading internet and technology companies, insurance companies and financial institutions, such as BlackRock, GEICO, PICC, Anxin P&C Insurance Co., Ltd. and Tsinghua Tongfang.

As required by regulations in China, we participate in various government statutory employee benefit plans. PRC law requires that we contribute to employee benefit plans at specified percentages of salaries and bonuses, and provide allowances to our employees specified by local governments.

We work to identify, attract, and retain employees who are aligned with and will help progress with our mission, and we seek to provide employees with competitive cash and equity compensation. We have not had any labor disputes that materially interfered with our operations. We believe that we have a good relationship with our employees, and that our strong culture differentiates us and is a key driver of our business success.

E.	Share Ownership

Information regarding the ownership of our Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 76,148,641 Ordinary Shares issued and outstanding the date of this Report, consisting of (1) 57,552,137 Class A Ordinary Shares, after giving effect to the Business Combination, the Private Placement and the Sponsor Private Placement, and (2) 18,596,504 Class B Ordinary Shares.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	Voting Power
5% shareholders:
Mutong Holdings Limited (1)	—	18,596,504	24.4%	49.2%
Cicw Holdings Limited (2)	7,615,380	—	10.0%	6.7%
Ruiyuan Technology Holdings Limited (3)	4,470,234	—	5.9%	3.9%
Beijing Zhongyun Ronghui Investment Center, LLP (4)	4,979,556	—	6.6%	4.4%
Ningbo Shiwei Enterprise Management Partnership (L.P.) (5)	4,979,556	—	6.6%	4.4%
LIAN JIA ENTERPRISES LIMITED (6)	4,727,780	—	6.2%	4.2%
Entities affiliated with Tencent Holdings Ltd (7)	11,172,000	—	14.7%	9.9%
Prime Impact Cayman LLC (8)	4,895,280	—	6.4%	4.3%
Directors and Executive Officers
Lei Zhang		18,596,504	24.4%	49.2%
Cheng Zhong	–	–
Jianxiang Zhou	–	–	–
Ting Lin	–	–	–
Weiqing Xiang	–	–	–
Huichuan Ren	–	–	–
Shengwen Rong	–	–	–
Liqun Li	–	–	–
Xiufang Li	–	–	–
All directors and executive officers as a group	–	18,596,504	24.4%	49.2%

†	Except as indicated otherwise below, the business address of our directors and executive officers is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(1)	Mutong Holding Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Mutong Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Mutong Holding Limited is wholly owned by Lei Zhang, the chairman of our board and co-chief executive officer.

(2)	Cicw Holdings Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Cicw Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Cicw Holdings Limited is controlled by Feng Zhang, a director of CCT and the VIE. The business address of Feng Zhang is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(3)	Ruiyuan Technology Holdings Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Ruiyuan Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Ruiyuan Technology Holdings Limited is controlled by Yuanjun Xiong, a director of the VIE. The business address of Yuanjun Xiong is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(4)	Beijing Zhongyun Ronghui Investment Center, LLP is limited liability partnership organized incorporated under the laws of the PRC. The address of Beijing Zhongyun Ronghui Investment Center, LLP is Room 2-06, Block C, Software Plaza, Building 4, No. 8, Dongbeiwang West Road, Haidian District, Beijing, China. Beijing Zhongyun Ronghui Investment Center, LLP’s general partner is Beijing Shangyun Chuangzhan Investment Center (Limited Partnership), whose general partner is Beijing Tiandi Rongchuang Investment Co., Ltd., which is ultimately controlled by Suning Tian.

(5)	Ningbo Shiwei Enterprise Management Partnership (L.P.) is limited partnership organized incorporated under the laws of the PRC. The address of Ningbo Shiwei Enterprise Management Partnership (L.P.) is Dongyi Road, Technology Park Zone, Jiangshan Town, Yinzhou District, Ningbo, Zhejiang, China. Ningbo Shiwei Enterprise Management Partnership (L.P.)’s general partner is Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone. The shareholders of Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone are Ms. Wenjing Ma, Mr. Jun Lei and Ms. Liping Cao. The business address of Ms. Wenjing Ma and Ms. Liping Cao is RM801, BLDG D1, Liangmaqiao Office Tower, Dongfangdonglu 19, Chaoyang District, Beijing, China.

(6)	LIAN JIA ENTERPRISES LIMITED is a company incorporated under the laws of the British Virgin Islands. The registered address of LIAN JIA ENTERPRISES LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. LIAN JIA ENTERPRISES LIMITED is wholly owned by Huarong (HK) Industrial and Financial Investment Limited, which is an indirect wholly-owned subsidiary of China Huarong Asset Management Co., Ltd. The business address of China Huarong Asset Management Co., Ltd. is No. 8 Financial Street, Xicheng District, Beijing, China.

(7)	Represents the sum of (i) 8,937,600 Class A Ordinary Shares issued to Image Digital Investment (HK) Limited and (ii) 2,234,400 Class A Ordinary Shares issued to TPP Fund II Holding F Limited. Image Digital Investment (HK) Limited is a company incorporated under the laws of Hong Kong, and its address is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. TPP Fund II Holding F Limited is incorporated under the laws of Cayman Islands, and its registered address is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited are ultimately controlled by Tencent Holdings Limited. The business address of Tencent Holding Limited is 29/F., Three Pacific Place No. 1 Queen’s Road East Wanchai, Hong Kong.

(8)	The shares reported herein are held in the name of the Sponsor. The Sponsor is governed by two managers, Michael Cordano and Mark Long. As such, Michael Cordano and Mark Long have voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—CCT Share Incentive Plan,” and “—B. Compensation—2023 Equity Incentive Plan.”

Contractual Arrangements with the VIE and its Shareholders

See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Other Related Party Transactions

The following table set forth related parties transaction entered into by CCT during the period indicated.

	Year ended December 31,
	2021	2022
	(RMB in thousands)
Repayment of borrowings from related party
Mr. Lei Zhang (1)	(15,000)	—
Fanhua Group	(13,000)	—

Notes:

(1)	The amount due to Mr. Lei Zhang represents an interest-free borrowing with a balance of RMB15.0 million as of January 1, 2021. For the year ended December 31, 2021, the VIE repaid the amount to Mr. Lei Zhang in full.

Furthermore, for the year ended December 31, 2021, CCT was granted an RMB10.0 million credit facility from the Bank of Nanjing that would expire on June 4, 2022 to support its operations, which was guaranteed by Cheche Insurance Sales & Service Co., Ltd. and Mr. Lei Zhang. There are no financial covenants for the credit facility. The interest is payable on a quarterly basis and the principal will be due upon maturity. Under the credit facility, CCT drew down RMB5.0 million and RMB5.0 million on May 28, 2021 and June 3, 2021, respectively. They were fully repaid in May and June 2022. Subsequently, CCT drew down RMB10.0 million on June 30, 2022, which was fully repaid on July 15, 2022.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

Dividend Policy

The holders of our Ordinary Shares are entitled to such dividends as may be declared by ordinary resolutions of shareholders. The Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act.

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by WFOE to us and service fees paid by the Affiliated Entities to WFOE, despite that we may obtain financing at the holding company level through other methods. However, the WFOE and the Affiliated Entities in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, WFOE and the Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB307.5 million and RMB448.0 million as of December 31, 2021 and 2022, respectively.

B.	Significant Changes

A discussion of significant changes since December 31, 2022 is provided under Item 4 of this Report. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2022.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of our Class A Ordinary Shares and warrants

Our Class A Ordinary Shares and Assumed Public Warrants to purchase the Class A Ordinary Shares are listed on Nasdaq under the symbols “CCG” and “CCGWW”, respectively. Holders of our Class A Ordinary Shares and/or Assumed Public Warrants should obtain current market quotations for their securities. There can be no assurance that our Class A Ordinary Shares and/or Assumed Public Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Class A Ordinary Shares and the Assumed Public Warrants could be delisted from Nasdaq. A delisting of our Class A Ordinary Shares and the Assumed Public Warrants will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements and Transfer Restrictions

Information regarding the transfer restrictions applicable to our Class A Ordinary Shares and the Assumed Public Warrants held by the Sponsor and certain former shareholders of CCT is included in “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination. ” On September 12, 2023, we, Prime Impact and CCT entered into certain irrevocable waiver to release, on a pro rata basis, 2,874,556 Class A Ordinary Shares to be issued to existing shareholders of the CCT from the lock-up and transfer restrictions.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	Markets

Our Class A Ordinary Shares and the Assumed Public Warrants to purchase the Class A Ordinary Shares are listed on Nasdaq under the symbols “CCG” and “CCGWW”, respectively.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital is $50,000 divided into 5,000,000,000 Ordinary Shares, comprising of (1) 4,000,000,000 Class A Ordinary Shares, and (2) 1,000,000,000 Class B Ordinary Shares. As of the date of this Report, subsequent to the closing of the Business Combination, there are 76,148,641 Ordinary Shares (consisting of 57,552,137 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares) issued and outstanding. All of the Ordinary Shares issued and outstanding have been fully paid and are non-assessable.

Following the consummation of the Business Combination, we have 13,726,877 Warrants (consisting of 10,802,764 Assumed Public Warrants, 2,860,561 Assume Private Warrants and 63,552 Innoven Warrant) outstanding as of September 14, 2023. We have assumed all outstanding Prime Impact Warrants, and converted them into corresponding warrants to purchase an aggregate of 13,663,325 Class A Ordinary Shares, after giving effect to the forfeiture of 2,860,561 Private Warrants pursuant to the terms of the Sponsor Support Agreement. The Assumed Public Warrants will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Assumed Public Warrant will entitle the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Assumed Public Warrants may be exercised only for a whole number of Class A Ordinary Shares. For details of the Assumed Public Warrants, please refer to Exhibit 2.4 to this Report.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

The following includes a summary of the material provisions of the Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of Class A Ordinary Shares and Class B Ordinaries. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to this Report.

Ordinary Shares

General

Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares have the same rights except for voting and conversion rights. All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by ordinary resolutions. The Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act.

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes. Voting at any meeting of  shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or be approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders; while a special resolution requires the affirmative vote of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, or approval in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders. A special resolution will be required for important matters such as a change of name or making changes to the Amended and Restated Memorandum and Articles of Association.

Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not the founder or an affiliate of the founder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the founder or an affiliate of the founder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors may, in their absolute discretion and without the approval of the shareholders, cause us to (1) issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (2) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (3) grant options with respect to shares and issue warrants or similar instruments with respect thereto.

Transfer of Class A Ordinary Shares

Subject to the restrictions contained in the Amended and Restated Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in writing in the usual or common form or any other form approved by our board of directors.

Our board of directors may decline to register any transfer of any Ordinary Shares unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the exchange, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Cayman Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including making payment in respect of the redemption out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Cayman Companies Act, be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a simple majority of the vote of all of the shares in that class. The rights conferred upon the holders of the shares or any class of shares shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation, redesignation, allotment or issue of shares ranking pari passu with such shares.

General Meetings of Shareholders

Extraordinary general meetings may be convened by a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general meeting and any other extraordinary general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of not less than one-third of the aggregate voting power of all of the ordinary shares present in person or by proxy.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	by subdivision of its existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by the Amended and Restated Memorandum and Articles of Association; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by the Cayman Companies Act.

Anti-Takeover Provisions

Some provisions of the Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of us.

C.	Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company—A. History and Development of the Company.”

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of Cayman Islands of our Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in the Amended and Restated Memorandum and Articles of Associations on the right of non-residents to hold or vote shares.

For PRC laws relating to exchange controls that are applicable to us, the PRC Subsidiaries and the Affiliated Entities. See “Item 4. Information on the Company— B. Business Overview — Government Regulations — Regulation of Foreign Exchange.”

E.	Taxation

The following discussion is a summary of certain anticipated U.S. federal income tax consequences of an investment in our Ordinary Shares. The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local, and other national tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our ordinary shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change.

U.S. Federal Income Taxation

The following discussion is a summary of certain material U.S. federal income tax consequences of an investment in our Ordinary Shares. The discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under U.S. state, local, or non-U.S. tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our Ordinary Shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change.

Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of Class A Ordinary Shares. This discussion addresses only those holders of Class A Ordinary Shares that are U.S. Holders (as defined below) and that hold their Class A Ordinary Shares as capital assets (generally, property held for investment). This discussion is a summary only and does not consider all aspects of U.S. federal income taxation that may be relevant to a holder of Class A Ordinary Shares subject to special rules, including:

●	Prime Impact’s sponsor, founders, officers or directors;

●	banks, financial institutions or financial services entities;

●	brokers;

●	dealers or traders in securities, commodities or currencies;

●	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	qualified foreign pension funds (and entities wholly owned by one or more qualified foreign pension funds);

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	U.S. expatriates and certain former or long-term residents of the United States;

●	persons that receive securities in connection with the Private Placement or the Backstop Private Placement or that hold warrants or other rights to acquire Class A Ordinary Shares;

●	holders other than U.S. Holders;

●	persons that actually or constructively own five percent or more of Prime Impact’s shares (by vote or value) or our shares (by vote or value);

●

persons that acquired Class A Ordinary Shares securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold Class A Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

As used herein, the term “U.S. Holder” means a beneficial owner of Class A Ordinary Shares that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Class A Ordinary Shares through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Class A Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Partners of any partnership holding Class A Ordinary Shares are urged to consult their tax advisors.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES. EACH HOLDER OF CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS.

Taxation of distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution (including the amount of any tax withheld) paid on Class A Ordinary Shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by the Company will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s basis in its Class A Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares (see “—Gain or loss on sale or other taxable disposition of Company securities” below). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any foreign currency gain or loss will be treated as ordinary income or ordinary loss.

For non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of the investment interest deduction limitations), dividends generally will be taxed at the lower rates applicable to long-term capital gains (see “—Gain or loss on sale or other taxable disposition of Company securities” below) only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States, the Company is not treated as a PFIC at the time the dividend is paid or in the preceding taxable year and certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Class A Ordinary Shares.

For foreign tax credit limitation purposes, dividends will generally be treated as passive category income. In the event we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the Class A Ordinary Shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex and U.S. Holders should therefore consult their tax advisors regarding the effect of the receipt of dividends for foreign tax credit limitation purposes.

Gain or loss on sale or other taxable disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Class A Ordinary Shares. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares exceeds one year at the time of such sale or other taxable disposition.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition with respect to the Class A Ordinary Shares and (ii) the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares, respectively. Long-term capital gain recognized by a non-corporate U.S. Holder is generally eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

In the event we are deemed to be a PRC resident enterprise under the EIT Law and gain from the disposition of the Class A Ordinary Shares is subject to tax in PRC, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC-source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the Class A Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category).

Passive foreign investment company rules

The treatment of U.S. Holders of Class A Ordinary Shares could be materially different from that described above if the Company is or was treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

The determination of whether the Company will be treated as a PFIC for the taxable year that includes the Business Combination will depend on a number of factors, including the timing of the Business Combination and the amount of cash held by Prime Impact and CCT and its subsidiaries at the time of the Business Combination, among others. Accordingly, there can be no assurances that the Company will not be treated as a PFIC in the taxable year that includes the Business Combination or any future taxable year. Although the Company’s PFIC status will be determined annually, an initial determination that the Company is a PFIC will generally apply for subsequent years to a U.S. Holder who holds Company securities while the Company is a PFIC, whether or not the Company meets the test for PFIC status in subsequent years.

If the Company is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares and, in the case of Class A Ordinary Shares, the U.S. Holder did not make an applicable PFIC election (described below), such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules:

●

the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares (including any portion of such holding period prior to the Initial Merger);

●

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the Company’s first taxable year in which the Company was a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC elections

In general, if the Company is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Class A Ordinary Shares by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. However, we do not intend to provide a PFIC Annual Information Statement for taxable years after the taxable year that includes the Business Combination, which will preclude U.S. Holders from making or maintaining a QEF election.

If a U.S. Holder has made a QEF election with respect to Class A Ordinary Shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of the Class A Ordinary Shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules. As discussed above, if the Company is a PFIC for any taxable year, a U.S. Holder of Class A Ordinary Shares that has made a QEF election will be currently taxed on its pro rata share of the Company’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in an entity for which a QEF election has been made will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if the Company is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to the Class A Ordinary Shares for such taxable year.

Alternatively, if the Company is a PFIC and the Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which the Class A Ordinary Shares will be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Ordinary Shares under their particular circumstances.

If the Company is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if the Company receives a distribution from, or disposes of all or part of the Company’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules to Class A Ordinary Shares under their particular circumstances.

Backup Withholding and Tax Reporting

In general, information reporting requirements will apply to dividends received by U.S. Holders of Class A Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of Class A Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as certain corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The financial statements of Cheche Technology Inc. as of December 31, 2021 and 2022 and for the years then ended included in this Report have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is located at 26 /F Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District Beijing, the People’s Republic of China.

The financial statements of Prime Impact Acquisition I as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 included in this Report, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report appearing elsewhere herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of CCT’s revenues and costs are denominated in Renminbi. As of December 31, 2021 and 2022, CCT’s cash, cash equivalents and restricted cash denominated in RMB were RMB70.2 million and RMB39.8 million, accounting for 19.1% and 33.2% of CCT’s total cash, cash equivalents and restricted cash, respectively. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the Class A Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the Class A Ordinary Shares will trade in U.S. dollars.

The value of Renminbi against U.S. dollars is subject to changes by the central government policies and to international economic and political developments, among other things. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces and government policies may impact the exchange rate between the U.S. dollars and Renminbi in the future. Since June 2010, the RMB has fluctuated against the US dollar, at times significantly and unpredictably. For instance, while appreciating approximately by 1% against the U.S. dollar in 2019, the Renminbi in 2020 and 2021 depreciated approximately by 6.3% and 2.3%, respectively, against the U.S. dollar. In August 2019, Renminbi once plunged to the weakest level against the U.S. dollar in more than a decade, which raised fears of further escalation in the Sino-US trade friction as the United States labeled China as a currency manipulator after such sharp depreciation. Since mid-2022, Renminbi has depreciated against the U.S. dollar under the joint impact of multiple factors, such as the tightening monetary policies of the United States. There is also no assurance that the Renminbi will not appreciate or depreciate significantly against the U.S. dollars in the future.

It remains unclear what fluctuations may occur in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and the Renminbi may appreciate or depreciate significantly against the U.S. dollar in the future.

If we need to convert the U.S. dollars for our operations, appreciation of the Renminbi against the U.S. dollar would adversely affect the Renminbi amount we receive from the conversion. Conversely, if we were to convert Renminbi generated from our operations into U.S. dollars to pay dividends on the Ordinary Shares or for other purposes, appreciation of the Renminbi against the U.S. dollar would increase the U.S. dollar amount we receive from the conversion.

Inflation Risk

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021 were increases of 1.5%. Any material increase in inflation rates in China may materially adversely affect our financial position and the results of operations in the future.

Credit Risk

Our exposure to credit risk primarily arises from cash and cash equivalents and accounts receivable.

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2021 and 2022, CCT’s cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions.

Accounts receivables are typically unsecured and arise primarily from revenue earned from our insurance transaction service business. We manage the related credit risks by evaluating the creditworthiness of its insurance carrier partners and certain insurance intermediaries and closely monitoring the outstanding balances of receivables due from them.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used derivative financial instruments to manage its interest risk exposure. However, we could be exposed to material risks due to changes in market interest rate in the future.

We may invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. The fair market value of fixed-rate securities may decrease due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are 13,726,877 Warrants (consisting of 10,802,764 Assumed Public Warrants, 2,860,561 Assume Private Warrants and 63,552 Innoven Warrant) outstanding as of September 14, 2023. Following the consummation of the Business Combination, we have assumed all outstanding Prime Impact Warrants and converted such them into corresponding warrants to purchase an aggregate of 13,663,325 Class A Ordinary Shares, after giving effect to the forfeiture of 2,860,561 Private Warrants pursuant to the terms of the Sponsor Support Agreement. The Assumed Public Warrants have the same terms as the Prime Impact Warrants, and will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Assumed Public Warrant will entitle the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Assumed Public Warrants may be exercised only for a whole number of Class A Ordinary Shares. For details of the Assumed Public Warrants, please refer to Exhibit 2.4 to this Report.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Cheche Technology Inc. as of December 31, 2021 and 2022 and for the years then ended are filed as part of this Report beginning on page F-2.

The financial statements of Prime Impact Acquisition I as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 are filed as part of this Report beginning on page F-62.

The unaudited pro forma condensed combined financial information of CCT and Prime Impact are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBT

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of Cheche Group Inc., as currently in effect.

2.1	Specimen Class A Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.2	Specimen Class B Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.3	Specimen Warrant Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.4	Warrant Assignment Agreement dated August 7, 2023 by and among Cheche Group Inc, Prime Impact and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.1**	Agreement and Plan of Merger, dated as of January 29, 2023, by and among Cheche Technology Inc., Cheche Group Inc., Cheche Merger Sub Inc. and Prime Impact Acquisition I. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.2	Form of A&R Registration Rights Agreement by and among Cheche Group Inc., Prime Impact Cayman LLC and certain other parties named therein (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.3*	Form of Subscription Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein.

4.4*	Form of Backstop Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein.

4.5*	Form of Sponsor Subscription Agreement dated September 14, 2023, by and among Cheche Group Inc., Prime Impact Acquisition I and Prime Impact Cayman LLC

4.6	2023 Equity Incentive Plan(incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.7	English translation of the executed form Spousal Consent granted by the spouse of the individual shareholder of Beijing Cheche Technology Co., Ltd. and a schedule of all executed spousal undertaking adopting the same form. (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.8	English translation of Equity Interest Pledge Agreements among Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

Exhibit Number	Description
4.9	English translation of the executed form Power of Attorney by shareholders of Beijing Cheche Technology Co., Ltd. and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.10	English translation of Exclusive Business Cooperation Agreement between Cheche Technology (Ningbo) Co., Ltd. and Beijing Cheche Technology Co., Ltd. dated November 22, 2018. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.11	English translation of Exclusive Option Agreements among Cheche Technology Inc., Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.12	Form of Shareholder Support Agreement, by and among certain shareholders of Cheche Technology Inc, Cheche Technology Inc., Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.2 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.13	Sponsor Support Agreement, dated as of January 29, 2023, by and among certain shareholders of Prime Impact, Cheche Technology Inc, Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.1 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.14*	Amendment to the Sponsor Support Agreement dated as of September 14, 2023.

4.15	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.16*	Form of Irrevocable Waiver

4.17*	Letter Agreement dated as of September 13, 2023, by and among Prime Impact Acquisition I, Cheche Technology Inc., and Cheche Group Inc., among others.

8.1*	List of subsidiaries.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Cheche Technology Inc. and Prime Impact Acquisition I.

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, as the independent registered accounting firm for Cheche Technology Inc.

15.3	Consent of iResearch (incorporated by reference to Exhibit 23.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

15.4*	Consent of WithumSmith+Brown, PC, as the independent registered accounting firm for Prime Impact Acquisition I

*	Filed herein

**	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on our behalf.

Cheche Group Inc.

Date: September 27, 2023	By:	/s/ Lei Zhang
	Name:	Lei Zhang
	Title:	Director, Co-Chief Executive Officer

CHECHE TECHNOLOGY

PRIME IMPACT ACQUISITION I

PRIME IMPACT ACQUISITION I

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cheche Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheche Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

May 24, 2023

We have served as the Company’s auditor since 2021.

CHECHE TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2021	As of December 31, 2022
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		362,384	114,945
Restricted cash		5,000	5,000
Short-term investments		63,757	34,823
Accounts receivable, net	3	285,736	401,667
Prepayments and other current assets	4	35,687	44,412
Total current assets		752,564	600,847

Non-current assets:
Property, equipment and leasehold improvement, net	5	2,242	2,171
Intangible assets, net	6	12,250	10,150
Right-of-use assets	8	16,898	14,723
Goodwill	7	84,609	84,609
Total non-current assets		115,999	111,653
TOTAL ASSETS		868,563	712,500
LIABILITIES
Current liabilities
Accounts payable		180,299	227,156
Short-term borrowings	9	10,000	—
Contract liabilities		8,706	888
Salary and welfare benefits payable		52,352	63,303
Tax payable	11	4,408	3,078
Amounts due to related party	21	53,005	—
Accrued expenses and other current liabilities	12	30,211	40,888
Short-term lease liabilities	8	7,871	7,676
Warrant	23	771	1,045
Total current liabilities		347,623	344,034

Non-current liabilities
Deferred tax liabilities	10	3,063	2,538
Long-term borrowings	13	10,506	—
Long-term lease liabilities	8	8,289	6,226
Amounts due to related party	21	—	59,932
Deferred revenue	2 s)	1,132	1,432
Total non-current liabilities		22,990	70,128
TOTAL LIABILITIES		370,613	414,162
Commitments and contingencies (Note 20)

CHECHE TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2021	As of December 31， 2022
		RMB	RMB
MEZZANINE EQUITY:	14
Convertible redeemable preferred shares (US$0.00001 par value, 483,419,377 and 455,818,627 shares authorized as of December 31, 2021 and 2022; 483,419,377 and 455,818,627 shares issued and outstanding as of December 31, 2021 and 2022; aggregate liquidation value of US$244.9 million and US$251.6 million as of December 31, 2021 and 2022; aggregate redemption value of US$213.5 million and US$233.1 million as of December 31, 2021 and 2022)		1,503,139	1,558,881
TOTAL MEZZANINE EQUITY:		1,503,139	1,558,881
SHAREHOLDERS’ DEFICIT:
Ordinary shares (US$ 0.00001 par value, 4,516,580,623 and 4,544,181,373 shares authorized as of December 31, 2021 and 2022, respectively; 432,673,255 and 432,673,255 shares issued and outstanding as of December 31, 2021 and 2022, respectively)		30	30
Treasury stock		(1,028)	(1,028)
Additional paid-in capital		3,894	—
Accumulated deficit		(1,000,288)	(1,259,479)
Accumulated other comprehensive loss		(7,797)	(66)

TOTAL SHAREHOLDERS’ DEFICIT:		(1,005,189)	(1,260,543)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		868,563	712,500

The accompanying notes are an integral part of these consolidated financial statements

CHECHE TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,	For the year ended December 31,
	Note	2021	2022
		RMB	RMB
Net revenues	15	1,735,404	2,679,059
Cost of revenues	16	(1,654,592)	(2,536,746)
Gross profit		80,812	142,313
Operating expenses:
Selling and marketing expenses		(110,064)	(138,970)
General and administrative expenses		(79,672)	(69,350)
Research and development expenses		(46,785)	(49,946)
Total operating expenses		(236,521)	(258,266)
Operating loss		(155,709)	(115,953)
Other expenses:
Interest income		278	1,890
Interest expense		(6,522)	(3,303)
Foreign exchange gains		2,100	13,409
Government grants		24,275	20,314
Changes in fair value of warrant		153	(196)
Changes in fair value of amounts due to related party	21	(11,242)	(6,451)
Others, net		(316)	(1,253)
Loss before income tax		(146,983)	(91,543)
Income tax credit	10	522	521
Net loss		(146,461)	(91,022)
Accretions to preferred shares redemption value		101,467	(188,271)
Net loss attributable to the Cheche Technology Inc.’ ordinary shareholders		(44,994)	(279,293)
Net loss		(146,461)	(91,022)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax		(10,278)	8,207
Fair value changes of amounts due to related party due to own credit risk	21	1,590	(476)
Total other comprehensive (loss)/income		(8,688)	7,731
Total comprehensive loss		(155,149)	(83,291)
Accretions to preferred shares redemption value	14	101,467	(188,271)
Comprehensive loss attributable to the Cheche Technology Inc.’s ordinary shareholders		(53,682)	(271,562)
Net loss attributable to the Cheche Technology Inc.’s ordinary shareholders per share
Basic		(0.10)	(0.65)
Diluted		(0.10)	(0.65)
Weighted average number of ordinary shares
Basic		460,592,981	432,673,255
Diluted		460,592,981	432,673,255
Share-based compensation expenses included in		(18,532)	(16,208)
Cost of revenues		(8)	(11)
Selling and marketing expenses		(10,692)	(9,124)
General and administrative expenses		(7,604)	(6,668)
Research and development expenses		(228)	(405)

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

		Ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital	(loss)/income	deficit	deficit
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		492,973,255	34	(39,289,000)	(1,028)	123,469	891	(927,937)	(804,571)
Net loss		—	—	—	—	—	—	(146,461)	(146,461)
Share-based compensation	18 a)	—	—	—	—	18,532	—	—	18,532
Preferred shares redemption value accretion	14	—	—	—	—	(20,913)	—	122,380	101,467
Re-designation from ordinary shares to Pre-A convertible redeemable preferred shares	14	(60,300,000)	(4)	—	—	(117,194)	—	(48,270)	(165,468)
Foreign currency translation adjustment		—	—	—	—	—	(10,278)	—	(10,278)
Fair value changes of amounts due to related party due to own credit risk		—	—	—	—	—	1,590	—	1,590
Balance at December 31, 2021		432,673,255	30	(39,289,000)	(1,028)	3,894	(7,797)	(1,000,288)	(1,005,189)
Balance at January 1, 2022		432,673,255	30	(39,289,000)	(1,028)	3,894	(7,797)	(1,000,288)	(1,005,189)
Net loss		—	—	—	—	—	—	(91,022)	(91,022)
Share-based compensation	18 a)	—	—	—	—	16,208	—	—	16,208
Preferred shares redemption value accretion	14	—	—	—	—	(20,102)	—	(168,169)	(188,271)
Foreign currency translation adjustment		—	—	—	—	—	8,207	—	8,207
Fair value changes of amounts due to related party due to own credit risk		—	—	—	—	—	(476)	—	(476)
Balance at December 31, 2022		432,673,255	30	(39,289,000)	(1,028)	—	(66)	(1,259,479)	(1,260,543)

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2021	2022
	RMB	RMB
Cash flows from operating activities:
Net Loss	(146,461)	(91,022)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and leasehold improvement	1,665	1,162
Amortization of right-of-use asset	10,981	8,150
Amortization of intangible assets	2,202	2,100
Changes in fair value of warrant	(153)	196
Changes in fair value of amounts due to related party	11,242	6,451
Share-based compensation expense	18,532	16,208
Provision of allowance for current expected credit losses	484	23
Foreign exchange gains	(2,100)	(13,409)
Loss on disposal of property, equipment and leasehold improvement	16	7
Deferred income tax	(525)	(525)
Changes in operating assets and liabilities:
Accounts receivable	(164,816)	(115,954)
Prepayments and other current assets	(5,960)	(8,725)
Accounts payable	96,386	46,857
Contract liabilities	5,423	(7,818)
Salary and welfare benefits payable	11,444	10,951
Tax payable	(140)	(1,330)
Accrued expenses and other current liabilities	(16,085)	(4,251)
Lease liabilities	(10,554)	(8,232)
Deferred revenue	825	300
Net cash used in operating activities	(187,594)	(158,861)
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(1,625)	(1,240)
Proceeds from disposal of property, equipment and intangible assets	52	—
Placement of short-term investments	(63,757)	(182,474)
Cash received from maturities of short-term investments	—	211,408
Net cash (used in)/generated from investing activities	(65,330)	27,694

CHECHE TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2021	2022
	RMB	RMB
Cash flows from financing activities:
Cash received from short-term borrowings from bank (Note 9(1))	10,000	10,000
Cash repayments of short-term borrowings to bank (Note 9(1))	(20,000)	(20,000)
Cash repayments of short-term borrowings to a third party (Note 9(2))	(20,000)	—
Cash received from long-term borrowings from a third party (Note 13)	19,127	—
Cash repayments of long-term borrowings to a third party (Note 13)	(7,287)	(11,840)
Cash repayments of amounts due to a related party (Note 21(a)(i))	(15,000)	—
Cash repayments of amounts due to a related party (Note 21(a)(ii))	(6,328)	—
Cash receipt of the debt proceeds (Note 12)	175,979	—
Cash payment of the debt proceeds (Note 12)	(206,064)	—
Cash payment for redemption of Series C convertible redeemable preferred shares	—	(137,202)
Proceeds from issuance of Series C convertible redeemable preferred shares, net of issuance cost	97,850	—
Proceeds from issuance of Series D1 convertible redeemable preferred shares, net of issuance cost	19,400	—
Proceeds from issuance of Series D2 convertible redeemable preferred shares, net of issuance cost	33,034	—
Proceeds from issuance of Series D3 convertible redeemable preferred shares, net of issuance cost	502,963	—
Net cash generated from/(used in) financing activities	583,674	(159,042)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,911)	42,770
Net increase/(decrease) in cash and cash equivalents and restricted cash	328,839	(247,439)
Cash and cash equivalents and restricted cash at beginning of the year	38,545	367,384
Cash and cash equivalents and restricted cash at end of the year	367,384	119,945
Reconciliation to amounts on consolidated balance sheet:
Restricted cash at end of the year	5,000	5,000
Cash and cash equivalents at end of the year	362,384	114,945
Supplemental disclosures of cash flow information:
Cash payments of interest expense	(10,537)	(2,581)
Cash paid for income tax	(3)	(4)
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	(101,467)	188,271
Right-of-use assets obtained in exchange for obligations	16,305	8,787
Re-designation from ordinary shares to Pre-A convertible redeemable preferred shares	165,468	—

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization

Cheche Technology Inc. (the “Company” or “Cheche Technology”) was incorporated in the Cayman Islands in September 2018 (see “History of the Group”, below) as an exempted company with limited liability. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of VIE (collectively referred to as the “Group”). Cheche Technology (HK) Limited (“Cheche HK”) is a wholly owned subsidiary of the Company. Baodafang Technology Co., Ltd. (“Baodafang”) is a wholly owned subsidiary of Cheche HK. Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo”) is wholly foreign-owned enterprise (the “WFOE”). The Group conducted its business in the People’s Republic of China (the “PRC” or “China”) through a series of contractual agreements entered into by the WFOE with the VIE based in China. The Group is primarily engaged in the operation of providing insurance transaction services, Software-as-a-Service (“SaaS”) services and other services in China.

The following sets forth the Company’s consolidated subsidiaries, VIE and subsidiaries of VIE are as follows:

Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Cheche Technology (HK) Limited (“Cheche HK”)	Hong Kong, China, 2018	100%	Investment holding
Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo” or “wholly foreign-owned enterprise” or “WFOE” or “primary beneficiary of the VIE”)	Ningbo, China, 2018	100%	Technical support and consulting services
Baodafang Technology Co., Ltd. (“Baodafang”)	Beijing, China, 2020	100%	Technology service and SaaS services

VIE	Place and year of incorporation	Percentage of direct or indirect economic interest	Principal activities
Beijing Che Yu Che Technology Co., Ltd. (“Beijing Cheche”)	Beijing, China, 2014	100%*	Technology service

Subsidiaries of VIE	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic interest	Principal activities
Cheche Insurance Sales & Service Co., Ltd. (“Cheche Insurance”)	Guangzhou, China, 2017	100%*	Insurance brokerage
Huicai Insurance Brokerage Co., Ltd.	Beijing, China, 2016	100%*	Dormant
Cheche Zhixing (Ningbo) Auto Service Co., Ltd.	Ningbo, China, 2019	100%*	Dormant

*	The WFOE has 100% beneficial interests in the consolidated VIE (including its subsidiaries).

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

History of the Group

Reorganization

Prior to the incorporation of the Company and the completion of the reorganization as described below, the Group conducted its business through Beijing Cheche, a limited liability company established in Beijing, the PRC, on September 26, 2014. The Group operates its online platform and mobile applications, which offer consumers access to a wide range of auto insurance products underwritten by insurance carriers in China.

Mr. Lei Zhang (the “Founder”) jointly controlled the Group through act-in-concert agreements entered into among relevant shareholders since the inception of the Group until after the completion of the reorganization as described below. Between 2015 and 2017, Beijing Cheche had issued additional Pre-A ordinary shares, Series A and Series B preferred shares to certain investors, respectively, the details of which are disclosed in Note 14.

In connection with the proposed initial public offering of the Company’s shares, the Group undertook certain corporate restructuring activities between October 2018 and January 2019 to establish an offshore structure and the Company as the Group’s ultimate holding company for the entire equity interest in Beijing Cheche (the “Reorganization”).

To effect the Reorganization, the following steps were undertaken:

(a)	On November 22, 2018, Cheche Ningbo and Beijing Cheche entered into contractual arrangements, and Beijing Cheche become a VIE of the Group, which was effective on January 18, 2019.

(b)	On January 18, 2019, in connection with the Reorganization, substantially all of the ordinary and preferred shareholders of Beijing Cheche or such shareholders’ affiliates subscribed for ordinary shares, Series A and Series B convertible redeemable preferred shares of the Company as applicable, substantially in proportion to their previous respective equity interests and mirrored terms in Beijing Cheche prior to the Reorganization.

Upon completion of the Reorganization, the businesses were transferred to the Group. The Company and Cheche HK had no operations but only nominal amount of net assets prior to the consummation of the Reorganization, and did not meet the definition of a business. All of the Group’s businesses continued to be conducted through Beijing Cheche and its subsidiaries after the Reorganization. There was no change in control over the Group before and after the Reorganization.

Accordingly, the Group resulting from these Reorganization transactions was regarded as a recapitalization of Beijing Cheche with no change in the basis of presentation of the financial statements. The Group’s financial information had been prepared on a consolidated basis as if the Reorganization occurred since the earliest period presented in these consolidated financial statements, and represented a continuation of the consolidated financial statements of Beijing Cheche whereas the assets, liabilities and operating results were presented at their historical carrying values.

Contractual arrangements with VIE

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. To comply with PRC laws and regulations, the Group operates its businesses in the PRC through the VIE and VIE subsidiaries. Most of the Group’s revenues, cost of revenues, expenses and net income in China were generated directly or indirectly through the VIE and VIE’s subsidiaries. The Company relies on a series of contractual arrangements among its wholly-owned PRC subsidiary Cheche Ningbo, the VIE and their shareholders to conduct the business operations of the VIE and VIE subsidiaries.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIE (Continued)

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiary Cheche Ningbo, Beijing Cheche and its shareholders (also Nominee Shareholders).

i) Equity Interest Pledge Agreement

Pursuant to the Equity Interest Pledge Agreement entered into amongst WFOE, the VIE and Nominee Shareholders of the VIE, the Nominee Shareholders of the VIE pledged all of their equity interests in the VIE to the WFOE to ensure the Nominee Shareholders fully perform their obligations under the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Power of Attorney. The WFOE shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Equity Interest Pledge Agreement, the WFOE, as pledgee, will be entitled to rights, including but not limited to being paid based on the monetary valuation that such equity interest is converted into or from the proceeds from the auction or sale of the equity interest. The Nominee Shareholders of the VIE are prohibited from transferring their pledged equity interests, placing or permitting any encumbrance that would prejudice the WFOE’s interests without the WFOE’s prior written consent. The pledge rights were effective upon registration of the pledges with the relevant Administration for Market Regulation (the “SAMR”) (formerly known as State Administration for Industry and Commerce), and the Equity Interest Pledge Agreement will remain effective until all the obligations have been satisfied in full. The WFOE completed the registration of the pledge of equity interests in the VIE with the relevant office of the SAMR in accordance with the PRC Civil Code.

ii) Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement entered into amongst the Company, WFOE, VIE and the Nominee Shareholders, the Nominee Shareholders irrevocably granted the WFOE or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The WFOE has an option to purchase from VIE at WFOE’s sole discretion, any or all of the assets and business of VIE, to the extent permitted under PRC law, and at the lowest purchase price permitted by PRC law. The Nominee Shareholders should remit to the WFOE any gain that is paid by WFOE or its designated person(s) in connection with the purchased equity interest or the purchased business asset. The WFOE or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by the VIE to its Nominee Shareholders should be repaid to the WFOE in full amount. The Company would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support. If the VIE were to incur any loss and as a result cannot repay any loans from the Company, the Company should unconditionally forgive any such loans to the VIE given that the VIE provides sufficient proof for its loss and incapacity to repay. This Exclusive Option Agreement remains effective until all equity interests held by Nominee Shareholders in the VIE have been transferred or assigned to the WFOE and/or any other person designated by the WFOE in accordance with this Exclusive Option Agreement.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Contractual arrangements with VIE (Continued)

iii) Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements entered into amongst WFOE and VIE, the WFOE is engaged by the VIE to exclusively provide technical and consulting services including but not limited to the licensing of technology and software, design, development, maintenance and updating of technologies, business and management consultation, and marketing and promotional services. The WFOE may appoint or designate its affiliates or other qualified parties to provide the services covered by the Exclusive Business Cooperation Agreement. In return, the VIE agrees to pay a service fee equal to 100% of the consolidated net profits of the VIE after the VIE turns cumulative profitable and after certain expenses. The WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without the WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party. The WFOE can terminate the Exclusive Business Cooperation Agreement at its sole discretion in the event that the VIE breaches the Exclusive Business Cooperation Agreement and fails to take remedial measures within ten days of written notice by the WFOE; however, the VIE cannot terminate the Exclusive Business Cooperation Agreement unless otherwise required by the applicable laws. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

iv) Power of Attorney

Pursuant to the Power of Attorney agreement entered into amongst WFOE, VIE and the Nominee Shareholders, Nominee Shareholders irrevocably appoint WFOE as their attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interests in the VIE, including but not limited to executing the voting rights and the right to appoint directors and executive officers of VIE. The agreements will remain effective and irrevocable for as long as the relevant Nominee Shareholder holds any equity interests in VIE.

v) Spousal Consent Letter

Each spouse of the married Nominee Shareholders of the VIE entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in the VIE held by and registered in the name of their spouse will be disposed of pursuant to the Equity Interest Pledge Agreement and the Power of Attorney. Each spouse agreed not to assert any rights over the equity interests in the VIE held by their spouse. In addition, in the event that the spouses obtain any equity interests in the VIE held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

The Equity Interest Pledge Agreement, Exclusive Option Agreement, Exclusive Business Cooperation Agreement, Power of Attorney and Spousal Consent Letter to Beijing Cheche were amended to reflect the changes of shareholders’ holding in the VIE entity in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Beijing Cheche and the Group continues to consolidate Beijing Cheche.

Risks in relation to the VIE structure

The Group’s business is mainly conducted through the VIE and subsidiaries of VIE, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIE is not in violation of any applicable PRC laws or regulations currently in effect and (ii) each of the VIE contractual agreements is valid, binding, and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE contractual agreements and the legal structure to be in violation of any existing or future PRC laws or regulations.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leveraging the contractual arrangements to operate certain business in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited.

In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke the business licenses and/or operating licenses of the Group’s PRC entities;

●	impose fines;

●	confiscate any income that they deem to be obtained through illegal operations, or impose other requirements with which the Group may not be able to comply;

●	discontinue or place restrictions or onerous conditions on the Group’s operations;

●	place restrictions on the right to collect revenues;

●	shut down the Group’s servers or block the Group’s websites or mobile apps;

●	the Group to restructure ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the ability to consolidate, derive economic interests from the VIE and their subsidiaries;

●	restrict or prohibit the use of the proceeds from financing activities to finance the business and operations of the VIE and their subsidiaries; or

●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIE. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, it may lead to changes in PRC laws, regulations, and policies or in the interpretation and application of existing laws, regulations and policies, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the shareholder of the VIE fail to perform their obligations under those arrangements. In addition, shareholder of the VIE is a PRC holding entity beneficially owned by the Founder, chairman of the board of directors and chief executive officer of the Company. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on shareholder enforcing the contracts. There is a risk that shareholder of VIE, who in some cases is also shareholder of the Company may have conflict of interests with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIE, there would be a significant negative impact to the Company if these contracts were not enforced.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The Group’s operations depend on the VIE to honor their contractual agreements with the Group and the enforceability, and therefore the benefits, of the contractual agreements also depends on the authorization by the shareholder of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to be the primary beneficiary and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

In accordance with the contractual agreements, the Company could (1) exercise the shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE and subsidiaries of VIE, (2) absorb substantially all of the expected losses and receive substantially expected residual returns of the VIE and subsidiaries of VIE; and (3) has an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIE and subsidiaries of VIE when and to the extent permitted by PRC law. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the paid-in capital of the VIE amounting to approximately RMB65.3 million and RMB65.3 million as of December 31, 2021 and 2022, as well as certain non-distributable statutory reserves amounting to approximately nil and nil as of December 31, 2021 and 2022. As the VIE are incorporated as a limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. As the Group is conducting certain business in the PRC through the VIE, the Company would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support, which could expose the Group to a loss.

As of the date of this report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd., one of the Nominee Shareholders, were frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party. Under applicable PRC laws, (1) the frozen equity interests in the VIE cannot be sold, transferred, or disposed of in any manner from July 28, 2022 to July 27, 2025, unless such freezing was released by a competent court; and (2) if a competent court rules to auction off the frozen equity interests, the proceeds from the auctioning and sale of the frozen equity interests by competent court shall be firstly distributed to pledgee, i.e. the WFOE, thereafter the remaining proceeds (if any), shall be used to settle the claims of the creditor applying with court for enforcement. Therefore, uncertainties remain with respect to the enforcement of the option of the WFOE to purchase such frozen equity interests under the exclusive option agreement among the Company, WFOE, the VIE and shareholders of the VIE, dated June 18, 2021, which may be subject to the auction process by the competent court. However, as that such equity interests had been pledged to WFOE prior to the freezing, the Company does not believe the freezing of the above-mentioned equity interests in the VIE will cause any material impact to the operations of the Company.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE after the elimination of inter-company transactions between the VIE and its subsidiaries as of and for the years ended December 31, 2021 and 2022 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	59,638	14,894
Restricted cash	5,000	5,000
Accounts receivable, net	284,567	397,935
Prepayments and other current assets	33,919	38,784
Amounts due from intra-Group companies	1,005	26,336
Total current assets	384,129	482,949

Non-current assets:
Property, equipment and leasehold improvement, net	1,667	1,456
Intangible assets, net	12,250	10,150
Right-of-use assets	10,789	6,955
Goodwill	84,609	84,609
Total non-current assets	109,315	103,170
TOTAL ASSETS	493,444	586,119

LIABILITIES
Current liabilities:
Accounts payable	173,703	216,318
Short-term borrowings	10,000	—
Contract liabilities	484	41
Salary and welfare benefits payable	45,939	52,218
Tax payable	4,145	2,767
Amounts due to related party	53,005	—
Accrued expenses and other current liabilities	10,957	11,545
Short-term lease liabilities	4,997	2,995
Amounts due to intra-Group companies	1,572	938
Total current liabilities	304,802	286,822

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Risks in relation to the VIE structure (Continued)

	As of December 31,
	2021	2022
	RMB	RMB
Non-current liabilities:
Deferred tax liabilities	3,063	2,538
Long-term lease liabilities	5,189	3,731
Deferred revenue	1,132	1,432
Amounts due to related party	—	59,932
Amounts due to intra-Group companies	325,577	385,838
Total non-current liabilities	334,961	453,471
TOTAL LIABILITIES	639,763	740,293

	For the years ended December 31,
	2021	2022
	RMB	RMB
Net revenues
- earned from external parties	1,726,333	2,533,902
- earned from intra-Group companies	21,069	27,909
Total revenues	1,747,402	2,561,811
Cost of revenues and operating expenses
- arising from external parties transactions	(1,828,619)	(2,579,575)
- arising from intra-Group transactions	(437)	—
Total cost of revenues and operating expenses	(1,829,056)	(2,579,575)
Net loss	(71,515)	(23,589)

	For the years ended December 31,
	2021	2022
	RMB	RMB
Cash flows from operating activities:
Net cash generated from transactions with intra-Group companies	24,000	17,200
Net cash provided by transactions with external parties	(147,000)	(86,816)
Net cash used in operating activities	(123,000)	(69,616)
Net cash used in transactions with external parties	(895)	(1,025)
Net cash used in investing activities	(895)	(1,025)
Net cash used in transactions with related parties	(21,328)	—
Net cash generated from transactions with intra-Group companies	214,109	34,823
Net cash used in transactions with third-parties	(40,685)	(10,000)
Net cash generated from financing activities	152,096	24,823
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	1,074
Net increase/(decrease) in cash and cash equivalents	28,201	(44,744)

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1.	Organization and Reorganization (Continued)

Liquidity

The Group has incurred recurring operating losses since its inception, including net loss of RMB146.5 million, and RMB91.0 million for the years ended December 31, 2021 and 2022, respectively. Net cash used in operating activities were RMB187.6 million and RMB158.9 million for the years ended December 31, 2021 and 2022, respectively. Accumulated deficit was RMB1,000.3 million and RMB1,259.5 million as of December 31, 2021 and 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. Refer to Note 14 and Note 24 for details of the Group’s preferred shares financing activities and credit facility. In addition, if the Company successfully completes a Qualified Initial Public Offering (“QIPO”), thereby triggering the automatic conversion of all series of preferred shares into ordinary shares, it will minimize the possibility of any future cash outflow that may result from the holders of preferred shares exercising their share redemption rights. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company’s continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.	Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its subsidiaries, VIE and subsidiaries of VIE, after elimination of all intercompany accounts and transactions.

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements as of and for the years ended December 31, 2021 and 2022 are summarized below.

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and subsidiaries of VIE for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

b)	Principles of consolidation (Continued)

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIE and subsidiaries of VIE have been eliminated upon consolidation.

c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, provision of current expected credit losses of receivables, the impairment of goodwill, fair value of amounts due to related party, preferred shares and warrant, as well as the valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

d)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange gains in the consolidated statements of operations and comprehensive loss.

e)	Fair value measurements

The Group early adopted ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2019.

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

e)	Fair value measurements (Continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables (included in “prepayments and other current assets”), accounts payable, short-term borrowings, contract liabilities and other payables (included in “accrued expenses and other current liabilities”), of which the carrying values approximate their fair value. Long-term borrowings and lease liabilities are measured at amortized cost using discounted rates reflected time value of money. As the market interest rate is relatively stable during the reporting period, the carrying values of long-term borrowings approximated their fair values reported in the consolidated balance sheets. See Note 24 for additional information.

f)	Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2021 and 2022, there were cash at bank denominated in US dollars amounting to approximately US$46.6 million (RMB297.2 million) and US$11.5 million (RMB80.1 million), respectively, and denominated in RMB amounting to approximately RMB65.2 million and RMB34.8million, respectively.

As of December 31, 2021 and 2022, the Group had approximately RMB109.4 million and RMB113.9 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 30.2% and 99.1% of total cash and cash equivalents of the Group, respectively. As of December 31, 2021 and 2022, the Group had RMB5.0 million and RMB5.0million restricted cash, respectively. Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance transaction services. The Group had no other lien arrangements for the years ended December 31, 2021 and 2022.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

g)	Short-term investments

Short-term investments represent bank deposits with original maturities of more than three months but within one year. As of December 31, 2021 and 2022, the Group had approximately RMB63.8 million and RMB34.8 million bank deposits, respectively. Interest earned is recorded as interest income, amounting to RMB0.1 million and RMB0.08 million, in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2022, respectively.

h)	Expected credit losses of receivables

The Group’s accounts receivable and other receivables (included in “prepayments and other current assets”) are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Accounts receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote.

Accounts receivable is recorded at the invoiced amount and do not bear interest. As of December 31, 2021 and 2022, the Group’s accounts receivable consists primarily of receivables from insurance transaction services customers. The Group recorded current expected credit loss expense of RMB0.5 million and RMB0.02 million for the years ended December 31, 2021 and 2022, respectively.

i)	Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Leasehold improvement	Shorter of the lease term or estimated economic life
Furniture and office equipment	3-5 years
Electronics equipment and others	3-6 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

j)	Intangible assets, net

Intangible assets mainly consist of software, licenses, agency agreements and channel relationship. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Licenses, agency agreements and channel relationship acquired in a business combination were recognized initially at fair value at the date of acquisition. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Software	3-5 years
Licenses	10 years
Agency agreements	2 years
Channel relationship	2 years

Licenses comprise insurance brokerage licenses, which has an estimated useful life of 10 years (the “Amortization Period”), which represent the time periods that the Group expects these assets will generate economic benefits to the Group’s business. The licenses have a term of validity of 5 years or longer, and are subject to certain administrative renewal at the relevant government authorities upon expiry. The renewal criteria for licenses are the same as the criteria when applying for these licenses. The Group assesses that it can continue to meet these criteria throughout the Amortization Period and these licenses will be renewed upon expiry. Agency agreements comprise contractual relationship with referral partners, which have an estimated useful life of 2 years. Channel relationship comprises customer relationship with insurance carriers, which have an estimated useful life of 2 years.

k)	Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the year/periods presented.

l)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2021 and 2022 were related to its acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017 (Note 7). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

l)	Goodwill (Continued)

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Company adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2021 and 2022. At December 31, 2021 and 2022, goodwill was RMB84.6 million and RMB84.6 million, respectively.

m)	Warrant

A warrant to purchase preferred shares of the Company was issued in connection with the debt financing and is classified as a liability and is treated as upfront issuance costs based on the estimated fair value of the warrant at issuance date. Subsequently, changes in the fair value of the warrant is recorded in the consolidated statements of operations and comprehensive loss. Please see Note 13 for additional information.

n)	Revenue recognition

Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance transaction services, SaaS services and other services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

n)	Revenue recognition (Continued)

Insurance Transaction Services Income

The main source of revenue is insurance transaction services fee directly from (i) insurance carriers who underwrite insurance policies and (ii) insurance intermediaries who directly transact with insurance carriers, both determined based on a percentage of premium paid by the insured. The service fee rate paid by the insurance carriers or insurance intermediaries, shall be based on the terms specified in the service contract with the insurance carriers or with the insurance intermediaries for each insurance policy sold through the Group’s online platform and mobile applications in the PRC. The Group determines that the insurance carrier or insurance intermediary, are its customer in these agreements. Insurance transaction services revenue for the commission earned is recognized at a point in time when the Company has fulfilled its performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

SaaS Services Income

The Group provides SaaS services to selected insurance carriers or insurance intermediaries. This cloud-based services allow insurance carriers or insurance intermediaries to use the Group’s self-developed SaaS management system without taking possession of its software. The Group has determined that the insurance carriers or insurance intermediaries as customers and initially records services fee as contract liabilities upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually one year.

Other Services

The Group provides technical service to insurance carriers. The Group charges insurance carriers service fee for developing software for them. Technical service revenue is recognized based on cost-to-cost input method of measuring progress upon the completion of each service.

The Group also provides customer service to third-party companies. The Group satisfies its performance obligation through delivering consulting service to the third-party companies’ customers and receives service fee from the third companies. Customer service revenue is recognized on a straight-line basis over the period of the contract when the service is provided, which is usually within 1 year.

Contract Balances and Accounts Receivable

Contract liabilities primarily consist of customer advances which relates to the payments received for SaaS service in advance of performance under the contract. The increase in contract liabilities over the year presented was a result of the increase in consideration received from the Group’s customers, which was in line with the growth of revenues in SaaS service. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

During the years ended December 31, 2021 and 2022, the Group recognized revenue amounted to RMB3.3 million and RMB 8.7 million, respectively that was included in the corresponding opening contract liabilities balance at December 31, 2020 and 2021, RMB3.3 million and RMB8.7 million respectively.

During the years ended December 31, 2021 and 2022, the Group did not have any arrangement where the performance obligations has already been satisfied in the past year but recognized the corresponding revenue in the current year.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

n)	Revenue recognition (Continued)

Accounts receivable mainly represent amounts due from insurance transaction services customers, when the Group has satisfied its performance obligations and has the unconditional right to payment. They are carried at net realizable value. Please see Note 3 for additional information.

Practical Expedients

The Group has elected to use the following practical expedients as allowed under ASC Topic 606:

(i) Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

(ii) Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

o)	Cost of revenue

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of i) cost of referral partners, ii) service fee paid to third-party payment platforms, iii) customer service costs, iv) amortization and depreciation expenses, v) salary and welfare benefits, vi) cloud service fees, and vii) tax and surcharges. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

p)	Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and subcontracted development expenses incurred for the development and enhancement to the Company’s online platform including SaaS platform, and mobile applications.

q)	Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits and share-based compensation expenses to the Group’s sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online platform and mobile applications. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses.

r)	General and administrative expenses

General and administrative expenses consist primarily of share-based compensation expenses, salary and welfare benefits, professional service fees, amortization expenses and related expenses for employees involved in general corporate functions, including finance, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

s)	Government grants

Government grants mainly represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfillment of specified tax payment obligations. Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Deferred government grants included RMB1.1 million and RMB1.4 million for the years ended December 31, 2021 and 2022 being the unamortized portion of a grant of RMB0.8 million and RMB0.3 million the Group received in 2021 and 2022, respectively, for long-term operation. As of December 31, 2021 and 2022, the Group has not fulfilled the conditions attached to the government grants. As the Group does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred revenue.

t)	Leases

The Group has elected to utilize the package of practical expedients at the time of adoption, which allows the Group to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

Upon the adoption of the new guidance on January 1, 2019, the Group recognized operating lease ROU assets of RMB16.1 million and operating lease liabilities of RMB15.8 million (including short-term lease liabilities of RMB6.4 million and long-term lease liabilities of RMB9.4 million).

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of December 31, 2021 and 2022. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Group’s lease agreements contain both lease and non-lease components, which are accounted for separately based on their relative standalone price.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

u)	Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated statements of operations and comprehensive loss based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rate and expected dividends. The fair value of the ordinary shares is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

v)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and subsidiaries of VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB10.1 million, RMB12.4 million for the years ended December 31, 2021 and 2022, respectively. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB35.6 million and RMB48.6 million as of December 31, 2021 and 2022.

w)	Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

w)	Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2021 and 2022, respectively.

x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

y)	Net loss per share

Net loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

z)	Statutory reserves

In accordance with China’s Company Laws, the Company’s VIE and subsidiaries of VIE in the PRC must make appropriations from their after-tax profit, if any (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)), after offsetting accumulated losses from prior years, to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

z)	Statutory reserves (Continued)

The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective entity. Appropriations to the other two reserve funds are at the respective entities’ discretion.

The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2021 and 2022, because the Company’s subsidiary, VIE and subsidiaries of VIE were in the position of accumulated deficit as of December 31, 2021 and 2022.

aa)	Comprehensive loss

Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

bb)	Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

cc)	Concentration and risk

Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of December 31, 2021 and 2022, the Group’s cash and cash equivalents, and restricted cash denominated in RMB were RMB70.2 million and RMB39.8 million, accounting for 19.1% and 33.2% of the Group’s total cash, cash equivalents and restricted cash, respectively.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

cc)	Concentration and risk (Continued)

Credit risk and concentration risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2021 and 2022, the Group’s cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions. Accounts receivable is typically unsecured and is generally derived from revenue earned from the Company’s insurance transaction services business.

Concentration of customers and suppliers

There was nil and nil customer which individually accounted for 10% or more of the Group’s total operating revenue or accounts receivable for the years ended December 31, 2021 and 2022.

There was nil and nil supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2021 and 2022.

dd)	Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Recent accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and clarifies and amends existing guidance to improve consistent application. For public business entities, the amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Group adopted this new standard effective January 1, 2022 with no material impact on the consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group adopted this new standard effective January 1, 2022 with no material impact on its consolidated financial statements.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2.	Significant Accounting Policies (Continued)

dd)	Recently issued accounting pronouncements (Continued)

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832) – Disclosures by Business Entities about Government Assistance. The amendments in this update are effective for all business entities for annual periods beginning after December 15, 2021. The Group adopted this new standard effective January 1, 2022 with no material impact on its consolidated financial statements.

3.	Accounts receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2021	December 31, 2022
	RMB	RMB
Accounts receivable, gross:	286,740	402,694
Less: allowance for current expected credit losses	(1,004)	(1,027)
Accounts receivable, net	285,736	401,667

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	December 31, 2021	December 31, 2022
	RMB	RMB
Balance at the beginning of the year	(520)	(1,004)
Additions	(484)	(23)
Write-offs	—	—
Balance at the end of the year	(1,004)	(1,027)

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

4.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2021	December 31, 2022
	RMB	RMB
Deductible Value Added Tax (“VAT”)	26,114	34,215
Service fees (i)	3,703	4,057
Rental and other deposits	3,506	2,603
Staff advance	1,264	1,292
Rental expense for other leases with period less than one year	71	695
Others	1,029	1,550
Balance at the end of the year	35,687	44,412

(i)	Service fees consist of prepayment of cloud server hosting fees and others.

5.	Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2021	December 31, 2022
	RMB	RMB
Leasehold improvement	3,271	3,621
Furniture and office equipment	1,350	1,386
Electronic equipment and others	4,941	4,246
Total property, equipment and leasehold improvement	9,562	9,253
Less: accumulated depreciation	(7,320)	(7,082)
Property, equipment and leasehold improvement, net	2,242	2,171

Depreciation expenses were RMB1.7 million and RMB1.2 million for the years ended December 31, 2021 and 2022, respectively. No impairment charge was recognized for any of the year/periods presented.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

6.	Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	December 31, 2021	December 31, 2022
	RMB	RMB
Gross carrying amount
Software	916	916
Licenses	21,000	21,000
Agency agreements	18,000	18,000
Channel relationship	19,000	19,000
Total intangible assets	58,916	58,916
Less: accumulated amortization
Software	(916)	(916)
Licenses	(8,750)	(10,850)
Agency agreements	(18,000)	(18,000)
Channel relationship	(19,000)	(19,000)
Total intangible assets, net	12,250	10,150

Amortization expense for the years ended December 31, 2021 and 2022 were RMB2.2 million and RMB2.1 million respectively.

The estimated amortization expenses for each of the following five years are as follows:

December 31, 2022
RMB
2023	2,100
2024	2,100
2025	2,100
2026	2,100
2027	1,750
Total	10,150

7.	Goodwill

On October 26, 2017, Beijing Cheche entered into a share purchase agreement with Fanhua Insurance Sales and Services Group Ltd. (“Fanhua Group”). Under this agreement, Beijing Cheche acquired the equity interests in Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”, which was a subsidiary of Fanhua Group) and its property and casualty (“P&C”) insurance intermediary subsidiaries with a total consideration of approximately RMB225.4 million, including approximately RMB95.4 million cash consideration and RMB130.0 million in the form of a convertible loan. Please see Note 21(ii) for additional information.

Beijing Cheche recognized approximately RMB84.6 million goodwill on acquisition of Cheche Insurance and its subsidiaries, which was determined by the excess of the cash consideration and fair value of the convertible loan over the fair value of Cheche Insurance and its subsidiaries, at the time of acquisition.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7.	Goodwill (Continued)

The gross amount of goodwill and accumulated impairment losses as of December 31, 2021 and 2022 are as follows:

	December 31, 2021	December 31, 2022
	RMB	RMB
Gross	84,609	84,609
Accumulated impairment loss	—	—
Goodwill, net	84,609	84,609

The Group performed the annual impairment analysis as of the balance sheet date. No impairment loss was recognized in goodwill for the years ended December 31, 2021 and 2022.

8.	Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2021 and 2022, there was no leases that have not yet commenced.

The following represents the aggregate right-of-use assets and related lease liabilities as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Operating lease right-of-use assets	16,898	14,723
Short-term operating lease liabilities	(7,871)	(7,676)
Long-term operating lease liabilities	(8,289)	(6,226)
Total operating leased liabilities	(16,160)	(13,902)

The weighted average lease term and weighted average discount rate as of December 31, 2021 and 2022 were as follows:

	December 31, 2021	December 31, 2022
	RMB	RMB
Weighted average lease term:
Operating leases	3.45	2.52
Weighted average discount rate:
Operating leases	5.24%	4.08%

The components of lease expenses for the years ended December 31, 2021 and 2022 were as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Operating lease cost	11,984	9,013
Cost of other leases with period less than one year	1,317	1,949
Total	13,301	10,962

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8.	Leases (Continued)

Supplemental cash flow information related to leases for the years ended December 31, 2021 and 2022 were as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	11,512	5,065
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations	16,305	8,787

Maturities of lease liabilities at December 31, 2022:

December 31, 2022
RMB
2023	8,733
2024	3,863
2025	1,995
2026	683
Thereafter	199
Total remaining undiscounted lease payments	15,473
Less: interest	(1,571)
Total present value of operating lease liabilities	13,902
Less: short-term operating lease liabilities	(7,676)
Long-term operating lease liabilities	6,226

9.	Short-term borrowings

The following table summarizes the Group’s outstanding short-term borrowings as of December 31, 2021 and 2022, respectively:

	December 31, 2021	December 31, 2022
	RMB	RMB
Bank borrowings (1)	10,000	—

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

9.	Short-term borrowings (Continued)

(1) Bank borrowings

	Maturity date	Principal amount	Interest rate per annum	December 31, 2021	December 31, 2022
Bank of Nanjing (i)	May 22, 2021	2,620	5.22%	—	—
Bank of Nanjing (i)	June 11, 2021	7,380	7.63%	—	—
Bank of Beijing (ii)	May 27, 2022	5,000	4.55%	5,000	—
Bank of Beijing (ii)	June 2, 2022	5,000	4.55%	5,000	—
Bank of Beijing (ii)	June 29, 2023	10,000	3.70%	—	—
Total short-term borrowings				10,000	—

(i)	The Group was granted a RMB10.0 million credit facility that expired on April 22, 2021 to support its operations. The credit facility was guaranteed by Cheche Insurance and Mr. Lei Zhang (Note 21). There are no financial covenants for the credit facility. Under the credit facility, the Group drew down RMB2.6 million and RMB7.4 million on May 25, 2020 and June 12, 2020, respectively. The interest is payable on a monthly basis and the principal will be due upon maturity. These loans were eventually repaid on May 25, 2021 and June 15, 2021, respectively. Bank of Nanjing did not impose any penalty for these late repayments.

(ii)	The Group was granted a RMB10.0 million credit facility that expires on June 4, 2022 to support its operations. The credit facility was guaranteed by a third-party state-owned financial institution named Beijing Small and Medium Entity Financing Re-guarantee Co., Ltd. The Group paid guarantee fee and review fee for the guarantee service based on certain percentage of the related amount of loan and credit facility, respectively. There are no financial covenants for the credit facility. The interest is payable on a quarterly basis and the principal will be due upon maturity. Under the credit facility, the Group drew down RMB5.0 million and RMB5.0 million on June 11, 2020 and November 2, 2020, respectively. These two loans were fully repaid on May 27, 2021 and June 2, 2021. Afterwards, the Group drew down RMB5.0 million and RMB5.0 million on May 28, 2021 and June 3, 2021, respectively. These two loans were fully repaid on May 27, 2022 and June 2, 2022, respectively. Afterwards, the Group drew down RMB10.0 million on June 30, 2022, which was fully repaid on July 15, 2022. The Group drew down RMB3 million and RMB4 million on February 6, 2023 and April 20, 2023, respectively.

(2) Corporate borrowings from Beijing Fenzi Technology Co., Ltd. (“Fenzi Technology”)

The Group entered into a borrowing agreement with Fenzi Technology with the borrowing term from September 1, 2020 to February 28, 2021. The principal amount of the loan is RMB20.0 million with the interest rate of 12% per annum. The balance of principal of RMB10.0 million and RMB10.0 million as of December 31, 2020 were fully repaid on March 5, 2021 and April 30, 2021, respectively.

10.	Taxation

a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Taxation (Continued)

a)	Income taxes (Continued)

Hong Kong

Subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Beijing Cheche, which was entitled a preferential tax rate of 15% from 2019 to 2021 and from 2022 to 2024 for its High and New Technology Enterprise (“HNTE”) status, subject to annual evaluation and a requirement that they re-apply for HNTE status every three years.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss during the years ended December 31, 2021 and 2022 are as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Current income tax expense	(3)	(4)
Deferred income tax benefit	525	525
Income tax credit	522	521

Reconciliation between the income tax credit computed by applying the Enterprise Income Tax (“EIT”) rate to loss before income taxes and actual provision were as follows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Loss before income tax	(146,983)	(91,543)
Tax benefit at EIT tax rate of 25%	(36,746)	(22,886)
Effect of different tax rates applicable to different subsidiaries of the Group	(3,651)	241
Permanent differences	(931)	(2,822)
Changes in deferred tax assets valuation allowance	40,806	24,946
Income tax credit	(522)	(521)

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Taxation (Continued)

a)	Income taxes (Continued)

As of December 31, 2022, certain entities of the Group had net operating tax loss carry forwards as follows:

For the years ended December 31,
2022
RMB
Loss expiring in 2023	84,208
Loss expiring in 2024	125,177
Loss expiring in 2025	2,018
Loss expiring in 2026	189,383
Loss expiring in 2027	91,087
Loss expiring in 2028	—
Loss expiring in 2029	356
Loss expiring in 2030	58,056
550,285

b)	Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Deferred tax assets：
Net accumulated losses carry forwards	125,218	140,950
Accrued payroll and other expenses	5,546	7,570
Advertising expenses in excess of deduction limit	2,917	9,841
Fair value changes of amounts due to related party	2,141	3,108
Accrued expenses	320	400
Deferred revenue	283	358
Others	1,862	1,006
Deferred tax assets	138,287	163,233
Less: valuation allowance	(138,287)	(163,233)
Deferred tax assets, net	—	—
Deferred tax liabilities：
Identifiable intangible assets arising from acquisition of Cheche Insurance (Note 7)	(3,063)	(2,538)
Deferred tax liabilities	(3,063)	(2,538)

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10.	Taxation (Continued)

b)	Deferred tax assets and liabilities (Continued)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of valuation allowance for the years presented:

	December 31, 2021	December 31, 2022
	RMB	RMB
Balance at the beginning of the year	(97,481)	(138,287)
Additions	(40,806)	(24,946)
Balance at end of the year	(138,287)	(163,233)

*	The movement in valuation allowances were due to the changes of deferred tax assets recognized for net accumulated losses carry forwards, accrued payroll and other expenses, advertising expenses in excess of deduction limit, fair value changes of amounts due to related party, accrued expenses and deferred revenue.

c)	Withholding income tax

The enterprise income tax (“EIT”) Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied.

To the extent that subsidiaries, VIE and subsidiaries of VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, the Company did not record any such withholding tax of its subsidiaries, VIE and subsidiaries of VIE in the PRC as they are still in accumulated deficit position.

11.	Tax payable

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 6% VAT for services rendered.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11.	Tax payable (Continued)

The following is a summary of tax payable as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
VAT payables	3,188	2,088
Individual income tax payables	721	815
Stamp duty payables	399	66
Construction tax payables	46	25
Educational development payables	32	50
Others	22	34
Total	4,408	3,078

12.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Professional service fees	23,518	31,899
Refund liability	3,635	6,632
Accrued expenses	338	544
Payables to third-party financial institutions (i)	—	—
Others	2,720	1,813
Total	30,211	40,888

(i)	The Group entered into factoring agreements with third-party financial institutions in 2020 whereby the financial institutions would settle the Group’s accounts payable directly after the Group factored its accounts receivable with recourse to these financial institutions. The Group’s consolidated statements of cash flows has reflected an operating cash outflow in changes in “Accrued expenses and other current liabilities” and financing cash inflow related to this affected accounts payable balance in “Cash receipt of the debt proceeds”. A financing cash outflow was reflected upon payment to the financial institutions and settlement of the obligation in “Cash payment of the debt proceeds”. As of December 31, 2021, the Group has fully settled this payables to the financial institutions.

13.	Long-term borrowings

The following is a summary of long-term borrowings as of December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	RMB	RMB
Corporate borrowings from Innoven Capital	10,506	—

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13.	Long-term borrowings (Continued)

(i)	For the year ended December 31, 2021, the corporate borrowings represented a non-revolving term borrowing under a credit facility of US$3.0 million with an annual interest rate of 9.5% from a third party, Innoven Capital China Pte. Ltd. (the “Innoven Capital”). This corporate borrowings was unsecured and with maturity of two years. The Group repaid an aggregated principal amount of RMB7.3 million in 2021, and remaining payable as of December 31, 2021 has been fully paid in January 2022.

In conjunction with the corporate borrowings from Innoven Capital, a warrant was granted to Innoven Capital on December 31, 2020 for exercise value of US$0.6 million to purchase up to 865,228 Series D1 financing convertible redeemable preferred shares of the Company at US$0.6935 per share within 5 years after the grant of the warrant, subject to certain adjustments. In accordance with ASC 480-10-55-33, the warrant shall be classified as liability, initially recorded at fair value and subsequently measure at fair value through earnings. The initial value of the warrant is accounted for as an adjustment to the amortized costs basis of the corporate borrowings from Innoven Capital upon the drawdown date of the borrowing. As of December 31, 2021 and 2022, Innoven Capital has not exercised the warrant and the carrying value of warrant was RMB0.8 million and RMB1.0 million, respectively. The Company recognized an extinguishment loss of US$0.06 million and US$0.08 million relating to the write-off of unamortized debt issuance costs and debt discount as a result of partial prepayment, which are presented in interest expense in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2022, respectively.

14.	Preferred shares

Series A, Series B, Series C, Series D1, Series D2, Series D3 and Series Pre-A convertible redeemable preferred shares held by Ruiyuan Technology Holdings Limited (“Ruiyuan”) after its re-designation are collectively referred to as the “Preferred Shares”. Series Seed preferred shares, Series Pre-A preferred shares held by Cicw Holdings Limited (“Cicw Holdings”), and Series Pre-A preferred shares held by Ruiyuan prior to its re-designation are without redemption right, conversion right and liquidation right, hence together referred as “Ordinary Shares”, in substance.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Preferred shares (Continued)

The following table summarizes the issuances of Preferred Shares by the Company:

	As of December 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Issue Price per Share		Redemption Value	Liquidation Value
					US$	US$
Series Pre-A	60,300,000	60,300,000	RMB 0.40		15,920	15,495
Series A	125,000,000	125,000,000	RMB 0.40		32,992	31,502
Series B	109,375,000	109,375,000	RMB 1.60		38,317	45,837
Series C	25,556,250	25,556,250	USD 0.68		20,377	20,284
Series C	2,044,500	2,044,500	USD 0.00001	*	1,630	1,623
Series C	23,793,750	23,793,750	USD 0.63		15,371	18,885
Series D1	4,733,810	4,733,810	USD 0.65		3,090	3,834
Series D2	9,065,521	9,065,521	USD 0.65		5,917	7,342
Series D3	123,550,546	123,550,546	USD 0.65		79,842	100,068
	483,419,377	483,419,377			213,456	244,870

	As of December 31, 2022
	Shares Authorized	Shares Issued and Outstanding	Issue Price per Share	Redemption Value	Liquidation Value
				US$	US$
Series Pre-A	60,300,000	60,300,000	RMB 0.40	19,752	19,965
Series A	125,000,000	125,000,000	RMB 0.40	40,853	40,886
Series B	109,375,000	109,375,000	RMB 1.60	49,709	52,721
Series C	23,793,750	23,793,750	USD 0.63	17,616	19,916
Series D1	4,733,810	4,733,810	USD 0.65	3,653	4,071
Series D2	9,065,521	9,065,521	USD 0.65	6,996	7,795
Series D3	123,550,546	123,550,546	USD 0.65	94,523	106,238
	455,818,627	455,818,627		233,102	251,592

*	In October 2019, the Company issued 2,044,500 Series C preferred shares to White Elephant Investment Limited (“White Elephant”) at par value which was accounted for as deem dividend from the Company to White Elephant.

Series Pre-A financing

In July 2015, Beijing Cheche issued 2,000,000 shares to Shenzhen Ruiyuan Investment Enterprise, LLP (“Shenzhen Ruiyuan”) for the consideration of RMB30.0 million. Since then, after a series of transactions among investors of Beijing Cheche, Shenzhen Ruiyuan held 1,482,500 shares, immediately before the Reorganization.

In January 2019, in connection with the Reorganization, the Company issued 74,125,000 ordinary shares to Ruiyuan, designated by Shenzhen Ruiyuan.

In October 2019, 13,825,000 of ordinary shares were transferred from Ruiyuan to Cicw Holdings for the consideration of RMB6.0 million. In June 2021, 60,300,000 of ordinary shares held by Ruiyuan were re-designated into Series Pre-A preferred shares, for nil consideration.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Preferred shares (Continued)

Series A financing

In July 2016, Beijing Cheche issued 1,250,000 and 1,250,000 shares to Beijing Zhongyun Ronghui Investment Center, LLP (“Zhongyun Ronghui”) and Hangzhou Shunying Equity Investment Enterprise, LLP (“Hangzhou Shunying”) for the consideration of RMB25.0 million and RMB25.0 million, respectively.

On November 22, 2018, the Company entered into Preferred Share and Warrant Purchase Agreement with Zhongyun Ronghui and Hangzhou Shunying. The Company issued warrants to Zhongyun Ronghui and Hangzhou Shunying in connection with the Reorganization, which entitled them to purchase 62,500,000 and 62,500,000 shares of Series A convertible redeemable preferred shares, respectively. The warrants were exercised on May 23, 2019.

On May 23, 2019, the Company issued 62,500,000 and 62,500,000 Series A preferred shares to Zhongyun Ronghui and Ningbo Shiwei Enterprise Management Partnership (L.P.) (“Ningbo Shiwei”) (designated by Hangzhou Shunying) for the consideration of US$ equivalent of RMB0.4 million and RMB0.4 million, respectively.

Series B financing

In August 2017, Beijing Cheche issued 93,750, 93,750, 750,000 and 1,250,000 shares to Zhongyun Ronghui, Hangzhou Shunying, Huzhou Zhongze Jiameng Equity Investment Enterprise, LLP (“Huzhou Zhongze”) and Zhuhai Hengqin Huarong Zhifu Investment Management Co., Ltd. (“Zhuhai Hengqin”) for the consideration of RMB7.5 million, RMB7.5 million, RMB60.0 million and RMB100.0 million, respectively.

On November 22, 2018, the Company entered into Preferred Share and Warrant Purchase Agreement with Zhongyun Ronghui and Hangzhou Shunying. The Company issued warrants to Zhongyun Ronghui and Hangzhou Shunying in connection with the Reorganization, which entitled them to purchase 4,687,500 and 4,687,500 shares of Series B convertible redeemable preferred shares, respectively. The warrants were exercised on May 23, 2019.

In January 2019, in connection with the Reorganization, the Company issued 37,500,000 and 62,500,000 Series B preferred shares to Eagle Rover Ltd. (“Huzhou Zhongze BVI”), and Lian Jia Enterprise Limited (“Zhuhai Hengqin BVI”), designated by Huzhou Zhongze and Zhuhai Hengqin, respectively.

On May 23, 2019, the Company issued 4,687,500 and 4,687,500 Series B preferred shares to Zhongyun Ronghui and Ningbo Shiwei (designated by Hangzhou Shunying) for the consideration of US$ equivalent of RMB0.1 million and RMB0.1 million, respectively.

Series C financing

In January 2019, the Company issued 25,556,250 Series C preferred shares to White Elephant for the consideration of US$17.4 million. In October 2019, the Company issued an additional 2,044,500 Series C preferred shares to White Elephant at par value which was accounted for as deemed dividend from the Company to White Elephant.

In April 2021, the Company issued 23,793,750 Series C preferred shares to Yonghe CT Limited for the consideration of US$15.0 million. In February 2022, Yonghe CT Limited transferred its 9,517,500 Series C preferred shares to Yonghe CarTech Limited with no consideration.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Preferred shares (Continued)

In January 2022, the Company received a notice of redemption request letter (the “Letter”) from White Elephant, as the Group failed to consummate a QIPO (defined as (i) a public offering of ordinary shares of the Company with an implied valuation of US$800,000,000 or more on the first day of listing the shares of the Company and the public offering of ordinary shares accounting for at least 10% of all the ordinary shares on a fully diluted and as-converted basis on the Stock Exchange of Hong Kong Limited or NASDAQ or a securities exchange or inter-dealer quotation system recognized by the right holder investors otherwise; or (ii) any public offering agreed by the holders of at least 2/3 of the then issued and outstanding preferred shares; or (iii) any SPAC transaction agreed by the holders of at least 2/3 of the then issued and outstanding preferred shares) by January 18, 2022, defined as a redemption event under an Amended and Restated Memorandum and Articles of Association of the Company dated July 26, 2021. In November 2022, in connection with an Amended and Restated Memorandum and Articles of Association of the Company dated November 3, 2022 (the “Existing M&A”) Article 19(a)(i), which changed the Redemption Event (i) as “the Company fails to consummate a QIPO by January 18, 2024” and the Letter, the Group and White Elephant agreed and entered into a Share Repurchase Agreement, whereby the Company repurchased its 27,600,750 Series C preferred shares from White Elephant for a consideration of US$19.7 million. The agreed redemption amount paid for Series C preferred shares to White Elephant was lower than its carrying amount of the Series C preferred shares accreted up to the redemption amount as of redemption date in November 2022 in accordance with the original contractual terms. The repurchase of this Series C preferred shares from White Elephant was completed in November 2022.

Series D1 financing

In June 2021, the Company issued 4,733,810 Series D1 preferred shares to United Gemini Holdings Limited for the consideration of RMB20.0 million.

Series D2 financing

In June 2021, the Company issued 7,721,909 and 1,343,612 Series D2 preferred shares to Yonghe CT Limited and Yonghe SI Limited for the consideration of US$5.0 million and US$0.9 million, respectively. In February 2022, Yonghe CT Limited transferred its 3,088,764 shares to Yonghe CarTech Limited with no consideration.

Series D3 financing

In July 2021, the Company issued 98,840,437 and 24,710,109 Series D3 preferred shares to Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited for the consideration of US$64.0 million and US$16.0 million, respectively.

The key terms of the Preferred Shares are as follows:

Conversion right

Each of Preferred Shares shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a QIPO. If the offering does not constitute a QIPO, it is at the option of holders of Preferred Shares to convert. No fractional ordinary share shall be issued upon conversion of the Preferred Shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of Preferred Shares.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Preferred shares (Continued)

The conversion ratio for each of Preferred Share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The conversion price shall initially be equal to the issue price per ordinary share. No adjustment in the conversion price for any series of Preferred Shares shall be made in respect of the issuance of additional ordinary shares unless below conditions are met: 1) the consideration per share for an additional ordinary share issued or deemed to be issued by the Company is less than the conversion price for such series in effect on the date of and immediately prior to such issuance; 2) the original issue price of each of the Series C, Series D1, Series D2 and Series D3 preferred shares is higher than seventy-five percent of the QIPO offering price.

Redemption right

The Preferred Shares holders shall have redemption rights upon the occurrence of any of the following events: (i) the Company fails to complete QIPO by January 18, 2022; (ii) Share Purchase Agreement, Shareholders Agreement and the Memorandum and Articles of Association (“Transaction Document”) fails to obtain necessary corporate proceedings and authorization from the Group Companies, the Founder and the Founder’s Holdco.; (iii) there is a material breach by any Group Companies, the Founder and the Founder’s Holdco of any of its, his or her, warranties, covenants, obligations under any Transaction Document , or (iv) there is a material breach by any Group Companies, the Founder and the Founder’s Holdco of any applicable Laws, which results in a cessation of the Company’s main business for a period of no less than three months; (v) any Group Company’s improper operation of its business and/or illegal activities, any of which have resulted in substantial losses to any Group Company; (vi) Any of Contractual arrangements with VIE has been terminated, declared void or invalid or otherwise incapable of enabling the Company to consolidate the Domestic Company’s financial results pursuant to the International Financial Reporting Standards or the United States’ generally accepted accounting principles; (vii) the Founder having been convicted of a criminal offense; (viii) the Group Companies’ engagement in the business other than the current business (each a “Redemption Event”); then each of Preferred Shares shall be redeemable upon the request of any preferred shareholder.

Under the Amended and Restated Memorandum and Articles of Association of the Company dated November 3, 2022, the Preferred Shareholders agreed to change the Redemption Event (i) as “the Company fails to complete QIPO by January 18, 2024”.

The Preferred Shares’ redemption price shall be equal to the greater of (i) the original investment amount of the capital contribution, plus an amount accruing thereon daily at a compound interest rate of ten percent (10%) per annum of the capital contribution from issue date plus any declared but unpaid dividends; or (ii) the original investment amount of the capital contribution, plus the aggregate net profits of the Group incurred from issue date to the redemption date multiplied by average amount of the percentage of the shares held by such investor in the Company from issue date to the redemption date; or (iii) the fair market value of the capital contribution to be redeemed determined by a third party valuer.

Dividend right

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Group, unless and until dividends have been paid in full on the Preferred Shares.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Preferred shares (Continued)

Liquidation right

After setting aside or paying in full of the Series D3 preference amount, the Series D2 preference amount, the Series D1 preference amount, the Series C preference amount, the Series B preference amount, the Series A preference amount and the Series Pre-A preference amount, the remaining assets of the Group available for distribution to members, if any, shall be distributed to the holders of the Preferred Shares and Ordinary Shares on a pro rata basis, based on the number of ordinary shares then held by each holder on an as-converted basis.

Voting right

Each of Preferred Shares confers the right to receive notice of, attend and vote at any general meeting of members.

Accounting of Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they were redeemable at the options of the holders any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The conversion feature as mentioned above, are initially measured at its fair value, respectively, and the initial carrying value for the Preferred Shares are allocated on a residual basis, net of issuance costs.

Since the Preferred Shares become redeemable at the option of the holder at any time after a specified date, for each reporting period, the Company recorded accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a QIPO, the effectiveness of a QIPO is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the QIPO. As such, the Company continued to recognize accretion of the Preferred Shares during the years ended December 31, 2021 and 2022. The accretion of Preferred Shares was negative RMB101.5 million and RMB188.3 million for the years ended December 31, 2021 and 2022.

In addition, the Group records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.

Accounting of Re-designation from ordinary shares to preferred shares

The Group considered that re-designation from ordinary shares to preferred shares mentioned above were, in substance, the same as a contribution from ordinary shareholders followed by a cancelation of those ordinary shares and simultaneously an issuance of the preferred shares for no consideration. Therefore, the Group recorded the par value of those ordinary shares canceled into additional paid-in capital, and recorded the fair value of the preferred shares as deemed distribution to preferred shareholders, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Preferred shares (Continued)

The Group’s preferred shares activities for the years ended December 31, 2021 and 2022, respectively, are summarized below:

	Balance as of January 1, 2021	Issuance of Preferred Shares	Accretions to Preferred Shares redemption value	Re-designation from ordinary shares to Series Pre-A preferred share	Balance as of December 31, 2021
Series Pre-A Preferred shares
Number of shares	—	—	—	60,300,000	60,300,000
Amount	—	—	(44,347)	165,468	121,121
Series A Preferred shares
Number of shares	125,000,000	—	—	—	125,000,000
Amount	314,292	—	(43,415)	—	270,877
Series B Preferred shares
Number of shares	109,375,000	—	—	—	109,375,000
Amount	330,623	—	(54,873)	—	275,750
Series C Preferred shares
Number of shares	27,600,750	23,793,750	—	—	51,394,500
Amount	140,976	97,850	20,198	—	259,024
Series D1 Preferred shares
Number of shares	—	4,733,810	—	—	4,733,810
Amount	—	19,400	1,052	—	20,452
Series D2 Preferred shares
Number of shares	—	9,065,521	—	—	9,065,521
Amount	—	33,034	1,958	—	34,992
Series D3 Preferred shares
Number of shares	—	123,550,546	—	—	123,550,546
Amount	—	502,963	17,960	—	520,923
Total Number of shares	261,975,750	161,143,627	—	60,300,000	483,419,377
Total amount	785,891	653,247	(101,467)	165,468	1,503,139

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14.	Preferred shares (Continued)

	Balance as of January 1, 2022	Accretions to Preferred Shares redemption value	Redemption of Preferred Shares	Balance as of December 31, 2022
Series Pre-A Preferred shares
Number of shares	60,300,000	—	—	60,300,000
Amount	121,121	30,182	—	151,303
Series A Preferred shares
Number of shares	125,000,000	—	—	125,000,000
Amount	270,877	62,920	—	333,797
Series B Preferred shares
Number of shares	109,375,000	—	—	109,375,000
Amount	275,750	44,286	—	320,036
Series C Preferred shares
Number of shares	51,394,500	—	(27,600,750)	23,793,750
Amount	259,024	(11,139)	(132,529)	115,356
Series D1 Preferred shares
Number of shares	4,733,810	—	—	4,733,810
Amount	20,452	2,187	—	22,639
Series D2 Preferred shares
Number of shares	9,065,521	—	—	9,065,521
Amount	34,992	4,152	—	39,144
Series D3 Preferred shares
Number of shares	123,550,546	—	—	123,550,546
Amount	520,923	55,683	—	576,606
Total Number of shares	483,419,377	—	(27,600,750)	455,818,627
Total amount	1,503,139	188,271	(132,529)	1,558,881

15.	Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company concluded that the Group’s CODM is Mr. Lei Zhang, Chairman of the Board of Directors, and CEO.

In accordance with ASC 280-10, Segment Reporting: Overall, the CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15.	Segment Information (Continued)

Key revenues streams are as below:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Insurance transaction services income	1,699,433	2,617,185
SaaS income	29,873	59,811
Others	6,098	2,063
Total	1,735,404	2,679,059

Substantially all revenues are derived in China where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

16.	Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of cost of referral partners, service fee paid to third-party payment platforms, customer service costs, amortization and depreciation expenses, salary and welfare benefits, cloud service fees, tax and surcharges. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred. The following table presents the Group’s cost of revenue for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Cost of referral partners	1,581,153	2,424,579
Service fee paid to third-party payment platforms	62,019	104,627
Customer service costs	4,428	—
Amortization and depreciation	2,119	2,391
Salary and welfare benefits	2,074	2,070
Cloud service fees	1,764	1,838
Tax and surcharges	1,035	1,241
Total	1,654,592	2,536,746

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

17.	Employee benefits

The Company’s subsidiaries, VIE and subsidiaries of VIE incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Contributions to medical and pension schemes	8,612	10,376
Other employee benefits	1,452	1,990
Total	10,064	12,366

18.	Share-based compensation

(a)	Description of stock option plan

2015 Incentive Plan

In November 2015, the Group permitted the grant of options to relevant directors, officers, senior management, employees and non-employees of the Group (the “2015 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors. Those options awards generally vest upon grant. In January 2020, the 2015 Incentive Plan was terminated with the concurrent grant of a replacement award under the 2019 Incentive Plan.

2019 Incentive Plan

In January 2020, the Company permitted the grant of options and restricted shares to relevant directors, officers, senior management, employees and non-employees of the Group (the “2019 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors.

The stock options granted under the 2019 Incentive Plan have a contractual term of 10 years and will expire the earlier of (i) three months after termination of service with the Group, or (ii) upon the tenth anniversary of the grant date.

The stock options granted under the 2019 Incentive Plan will be immediately vested upon grant.

The restricted shares granted under the 2019 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each anniversary or 6.25% vested on each quarter for vesting schedule of four years; or (iii) 50% vested on each anniversary for vesting schedule of two years.

In accordance with ASC 718 Stock Compensation, the Group recorded share-based compensation expense on the grant date of the equity interests to its employees equal to the estimated fair-value of such equity interests at the measurement date. The share-based compensation expense was recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses on the consolidated statements of operations and comprehensive loss.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	Share-based compensation (Continued)

(a)	Description of stock option plan (Continued)

Cancelation of ordinary shares

In January 2019, in connection with the Reorganization, the Company issued 35,711,000 and 39,289,000 ordinary shares to Fuze Yue Ltd. and Tank Stone Ltd., respectively. Fuze Yue Ltd. and Tank Stone Ltd. hold such shares as the nominee of the Company pursuant to the 2019 Incentive Plan. In January 2020, the Company canceled 35,711,000 ordinary shares of Fuze Yue Ltd. to adjust the size of incentive award pool under the 2019 Incentive Plan.

(b)	Valuation assumptions

The Group uses binomial option pricing model and adopted fair value per share of ordinary share to determine fair value of the share-based awards. The estimated fair value of each option or each restricted share granted is estimated on the date of grant using the binomial option-pricing model or fair value per share of ordinary share with the following assumptions:

For the year ended December 31,
Options*	2021
Fair value per share (US$)	0.28-0.41
Discount rate (after tax)	16.50%-18.00%
Risk-free interest rate	1.66%
Expected volatility	42.05%-54.06%
Contractual term (in years)	10
Discount for lack of marketability (“DLOM”)	7.00%-12.00%

*	There were no grants for options for the year ended December 31, 2022.

	For the years ended December 31,
Restricted shares	2021	2022
Fair value per share (US$)	0.28-0.41	0.28-0.30
Discount rate (after tax)	16.50%-18.00%	16.50%
Discount for lack of marketability (“DLOM”)	7.00%-12.00%	10%

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	Share-based compensation (Continued)

(c)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2021 and 2022.

	Number of Options Outstanding			Weighted average	Weighted average remaining	Aggregated
	Employees	Consultant	Total	exercise price	contractual life	intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$	(in years)	RMB in thousands
Outstanding at January 1, 2021	116,567	4,500	121,067	0.1481	6.76	65,574
Granted	7,444	—	7,444	0.5931	—	—
Forfeited	(19,508)	—	(19,508)	0.3919	—	—
Outstanding at December 31, 2021	104,503	4,500	109,003	0.1348	5.69	65,574
Exercisable as of December 31, 2021	104,503	4,500	109,003	0.1348	5.69	65,574
Outstanding at January 1, 2022	104,503	4,500	109,003	0.1348	5.69	65,574
Forfeited	(796)	—	(796)	0.5941	—	—
Outstanding at December 31, 2022	103,707	4,500	108,207	0.1314	4.67	65,572
Exercisable as of December 31, 2022	103,707	4,500	108,207	0.1314	4.67	65,572

The weighted average grant date fair value of options granted for the years ended December 31, 2021 and 2022 were RMB0.3904 (US$0.0573) and RMB0.3870 (US$0.0568) per option, respectively. No options were exercised for the years ended December 31, 2021 and 2022.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18.	Share-based compensation (Continued)

(d)	Restricted shares activities

The following table sets forth the summary of restricted share activities for the years ended December 31, 2021 and 2022:

	Number of Restricted Shares Granted	Weighted-Average Grant Date Fair Value
	(in thousands)	(US$)
Unvested as of January 1, 2021	7,437	0.3191
Awarded	13,568	0.3698
Vested	(4,625)	0.3318
Forfeited	(45)	0.3426
Outstanding at December 31, 2021	16,335	0.3576
Unvested as of January 1, 2022	16,335	0.3576
Awarded	1,695	0.2883
Vested	(6,786)	0.3486
Forfeited	(547)	0.2902
Outstanding at December 31, 2022	10,697	0.3557

19.	Net loss per share

For the years ended December 31, 2021 and 2022, the Company had potential ordinary shares, including preferred shares, restricted shares and share options granted. As the Group incurred losses for the years ended December 31, 2021 and 2022, these potential preferred shares, restricted shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
Numerator:
Net loss	(146,461)	(91,022)
Less: accretions to preferred shares redemption value	101,467	(188,271)
Net loss attributable to Cheche Technology Inc.’s ordinary shareholders	(44,994)	(279,293)
Denominator:
Weighted average number of ordinary shares outstanding, basic	460,592,981	432,673,255
Weighted average number of ordinary shares outstanding, diluted*	460,592,981	432,673,255
Basic net loss per share attributable to Cheche Technology Inc.’s ordinary shareholders	(0.10)	(0.65)

Diluted net loss per share attributable to Cheche Technology Inc.’s ordinary shareholders	(0.10)	(0.65)

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

19.	Net loss per share (Continued)

*	For the years ended December 31, 2021 and 2022, the Company had potential ordinary shares, including preferred shares, restricted shares and share options. On a weighted average basis, 390,363,600 and 479,033,504 preferred shares, 12,814,830 and 14,052,437 restricted shares, and 111,673,453 and 108,588,469 share options were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the years ended December 31, 2021 and 2022, respectively.

20.	Commitments and Contingencies

(a)	Commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through June 30, 2022. As of December 31, 2021 and 2022, future minimum lease of RMB0.8 million and RMB2.0 million under non-cancelable operating lease agreements were all due within one year.

(b)	Litigation

As of December 31, 2021 and 2022, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

21.	Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Mr. Lei Zhang	Founder, Chairman of the Board of Directors and CEO
Fanhua Group	Shareholder of the Company

(a)	The related party transactions entered into during the years ended December 31, 2021 and 2022 were as follows:

	For the years ended December 31,
Significant transactions with related parties	2021	2022
	RMB	RMB
Repayment of borrowings from related party
Mr. Lei Zhang (i)	(15,000)	—
Fanhua Group (ii)	(13,000)	—

(b)	The outstanding balance due to related parties as of December 31, 2021 and 2022 were as follows:

	For the years ended December 31,
Balances with related parties	2021	2022
	RMB	RMB
Amounts due to related parties
Fanhua Group	53,005	59,932

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21.	Related Party Balances and Transactions (Continued)

(i)	For the years ended December 31, 2021, the Group was granted an RMB10.0 million credit facility from Bank of Nanjing that expired on April 22, 2021 to support its operations, which was guaranteed by Cheche Insurance and Mr. Lei Zhang. Please see Note 9(1) for additional details.

(ii)	Corporate borrowings from Fanhua Group

The Group issued a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% (the “Convertible Loan”) on October 26, 2017 (Note 7). The due date of the Convertible Loan is October 26, 2020. Pursuant to the Convertible Loan agreement, the entire or any portion of the Convertible Loan can be converted into ordinary shares of the Company. On October 10, 2019, Fanhua Group converted the RMB80.0 million in the principal amount of the Convertible Loan and its accrued interests of RMB14.1 million into an aggregate of 28,684,255 ordinary shares of the Company, at a conversion price of US$0.4766 per share. On the same date, Fanhua Group gave up its conversion right for the remaining balance of the Convertible Loan in accordance with a Convertible Loan Payment Plan Agreement entered by these two parties (the “Payment Plan Agreement”). Upon the conversion, Fanhua Group held 3.4% equity interest in the Group. In October 2020, the Group entered into a supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining principal balance in the Convertible Loan of RMB50.0 million and corresponding interest of RMB15.0 million as additional principal to October 26, 2022 (the “Corporate borrowings from Fanhua Group”). RMB10 million of the aggregated principal amount of RMB65 million with an annual interest rate of 10% was due on January 10, 2021 and the remaining of RMB55.0 million was due on October 26, 2022.

In 2021, the Group repaid the aggregated principal amount of RMB6.3 million to Fanhua Group. In October 2022, the Group entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate borrowings from Fanhua Group to October 26, 2024, which caused the presentation of the borrowing reclassified from current liabilities to non-current liabilities. None of the other terms of the Corporate borrowings from Fanhua Group had changed in the supplemental agreement. As of December 31, 2022, the balance of the Corporate borrowings from Fanhua Group was RMB59.9 million.

The Group elected fair value option to account for the Convertible Loan and the Corporate borrowings from Fanhua Group, and recognized loss/(gain) under “Changes in fair value of amounts due to related party” and “Fair value changes of amounts due to related party due to own credit risk” in the consolidated statements of operations and comprehensive loss of RMB11.2 million and RMB6.5 million and negative RMB1.6 million and RMB0.5 million for the years ended December 31, 2021 and 2022, respectively.

The Group engaged an independent valuation firm to assist the management in its assessment of fair value of the Corporate borrowings at each end of reporting periods. The fair value measurements of the Corporate borrowings are based on significant inputs not observable in the market, and thus represent Level 3 fair value measurements. The Group utilized the following assumptions to estimate the fair value of the Corporate borrowings:

	As of December 31,
	2021	2022
Discount rate	15.01%	12.70%

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21.	Related Party Balances and Transactions (Continued)

(ii)	Corporate borrowings from Fanhua Group (Continued)

The movement of Corporate borrowings from Fanhua Group is as follows:

Corporate Borrowings
RMB
Balance as of January 1, 2021	56,353
Change in fair value	11,242
Change in other comprehensive income	(1,590)
Repayment of amounts due to related party	(13,000)
Balance as of December 31, 2021	53,005
Balance as of January 1, 2022	53,005
Change in fair value	6,451
Change in other comprehensive income	476
Balance as of December 31, 2022	59,932

22.	COVID-19

The outbreak of Coronavirus pandemic (“COVID-19”), which started in 2020, has re-emerged on a large scale in China in 2022, and a series of precautionary and control measures had been and continued to be implemented across the PRC. The Group’s business has not experienced material disruptions in insurance transaction volumes or SaaS service subscription due to the COVID-19 pandemic in 2022. The Group will continue to pay close attention to the development of the pandemic, and evaluate and take proactive measures to manage the impact of the pandemic on the Group’s operations.

23.	Fair Value Measurement

Assets and liabilities measured at fair value on a nonrecurring basis

As of December 31, 2021 and 2022, the Company had no financial assets or financial liabilities that are measured at fair value on non-recurring basis. The Company measured its non-financial assets, such as its property, equipment and leasehold improvements, intangible assets, goodwill on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured the Corporate borrowings from Fanhua Group and warrant at fair value on a recurring basis. As the Company’s Corporate borrowings from Fanhua Group and warrant are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of the Corporate borrowings from Fanhua Group and warrant. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2021 and 2022.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

23.	Fair Value Measurement (Continued)

The following table summarizes the Company’s financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2021 and 2022:

	As of December 31, 2021
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable UnInput (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	—	—	771	771
Corporate borrowings from Fanhua Group	—	—	53,005	53,005

	As of December 31, 2022
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable UnInput (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	—	—	1,045	1,045
Corporate borrowings from Fanhua Group	—	—	59,932	59,932

Corporate borrowings from Fanhua Group

The Group classified the Corporate borrowings from Fanhua Group as current liability and measured at fair value. The Group classifies the valuation techniques that use fair value of the principle as Level 3 of fair value measurements. Generally, there are no quoted prices in active markets and other inputs that are directly or indirectly observable in the marketplace for the Corporate borrowings from Fanhua Group during the period at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and earning forecast as unobservable inputs other than quoted prices in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Warrant

The Company adopted binomial option pricing model to assess the warrant’s fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Key inputs related to the binomial option pricing model for the valuation of the fair value of warrants are: expiry date of warrant, fair market value per share as of valuation date, exercise price, risk free rate of interest, dividend yield, expected time to exercise as well as volatility.

24.	Subsequent Events

The Group evaluated subsequent events through May 24, 2023, which is the date the consolidated financial statements were available to be issued.

In January 2022, the Company received a notice of redemption request letter (the “Letter”) from White Elephant, as the Group failed to consummate a QIPO by January 18, 2022, defined as a redemption event under an Amended and Restated Memorandum and Articles of Association of the Company dated July 26, 2021. In November 2022, in connection with an Amended and Restated Memorandum and Articles of Association of the Company dated November 3, 2022 (the “Existing M&A”) Article 19(a)(i), which changed the Redemption Event (i) as “the Company fails to consummate a QIPO by January 18, 2024” and the Letter, the Group and White Elephant agreed and entered into a Share Repurchase Agreement, whereby the Company repurchased its 27,600,750 Series C preferred shares from White Elephant for a consideration of US$19.7 million. The repurchase of this Series C preferred shares from White Elephant was completed in November 2022.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

24.	Subsequent Events (Continued)

On February 23, 2023, the Group’s shareholders approved a special resolution that Article 19(a)(i) of the Existing M&A shall be amended, restated and replaced as “the Company fails to consummate a QIPO by January 18, 2025”.

Please see Note 9 and Note 13 for subsequent payment for short-term borrowings and long-term borrowings.

On January 29, 2023, Prime Impact Acquisition I, a Cayman Islands exempted company (“SPAC”), Cheche Group Inc., a Cayman Islands exempted company (“HoldCo”), Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of HoldCo (“Merger Sub”), and the Company, entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) on the closing date, SPAC will merge with and into HoldCo (the “Initial Merger”), with HoldCo surviving the Initial Merger and (b) on the closing date, following the Initial Merger, Merger Sub will merge with and into the Company, with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the HoldCo.

On February 23, 2023, the Group entered into share transfer agreements with the existing preferred shares holders and transferred 559,868, 606,524, 606,524, 1,119,736, 1,866,227, 1,522,101, 1,014,735, 388,793, 110,352, 8,117,877 and 2,029,469 ordinary shares of the Company at par value to these existing preferred shareholders including Ruiyuan, Zhongyun Ronghui, Ningbo Shiwei, Huzhou Zhongze BVI, Zhuhai Hengqin BVI, Yonghe CT Limited, Yonghe CarTech Limited, United Gemini Holdings Limited, Yonghe SI Limited, Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited, respectively. The Group is currently evaluating the accounting and the related impact of this transaction on its consolidated financial statements.

On May 6, 2023, the Group entered into an RMB50 million credit facility with the China Merchants Bank that will expire on May 5, 2024 to support its operations, which was jointly guaranteed by Baodafang, Cheche Ningbo and Cheche Insurance.

Events Subsequent to the Original Issuance of the Combined Financial Statements (Unaudited)

The Company has evaluated transactions that occurred through August 25, 2023, the date these financial statements were available for reissuance, for the purposes of unrecognized subsequent events.

On June 14, 2023, the Group entered into an RMB10 million credit facility with the Bank of Beijing that will expire on June 13, 2025 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB4.0 million and RMB6.0 million on June 29, 2023.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

25.	Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIE and subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans, or advances, which restricted portion amounted to RMB307.5 million and RMB448.0 million as of December 31, 2021 and 2022. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans, or advances from the PRC subsidiaries, VIE and subsidiaries of VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and subsidiaries of VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE and subsidiaries of VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 26) for the years ended December 31, 2021 and 2022. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries, VIE and subsidiaries of VIE under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries, VIE, and subsidiaries of VIE” and the loss of the subsidiaries, VIE and subsidiaries of VIE is included in “Equity in loss of subsidiaries, VIE and subsidiaries of VIE” in the condensed statements of operations and comprehensive loss.

26.	Additional Information — Condensed Financial Statements of the Parent Company

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIE and subsidiaries of VIE.

The subsidiaries did not pay any dividend to the Company for the year/periods presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments or guarantees as of December 31, 2021 and 2022.

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

26.	Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed statements of operations and comprehensive loss:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Operating expenses:
General and administrative expenses	(15,135)	(13,787)

Total operating expense	(15,135)	(13,787)
Other expense
Interest income from VIE	971	1,692
Share of loss of subsidiaries, VIE and subsidiaries of VIE	(131,142)	(77,878)
Others, net	(1,152)	(1,049)
Loss before income tax	(146,458)	(91,022)
Income tax expense	(3)	—
Net loss	(146,461)	(91,022)
Accretions to preferred shares redemption value	101,467	(188,271)
Net loss attributable to Cheche Technology Inc.’ s ordinary shareholders	(44,994)	(279,293)
Net loss	(146,461)	(91,022)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(10,278)	8,207
Fair value changes of amounts due to related party due to own credit risk	1,590	(476)
Total comprehensive loss	(155,149)	(83,291)
Accretions to preferred shares redemption value	101,467	(188,271)
Total comprehensive loss to Cheche Technology Inc.’ s ordinary shareholders	(53,682)	(271,562)

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

26.	Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB
Current assets:
Cash and cash equivalents	252,950	1,008
Short-term investments	63,757	—
Prepayments and other current assets	—	287
Total current assets	316,707	1,295
Non-current assets:
Amounts due from the subsidiaries of the Group	411,506	639,110
Total non-current assets	411,506	639,110
TOTAL ASSETS	728,213	640,405
Current liabilities:
Accrued expenses and other current liabilities	19,119	27,899
Warrant	771	1,045
Deficit in subsidiaries, VIE and subsidiaries of VIE	199,867	313,123
Total current liabilities	219,757	342,067
Non-current liabilities:
Long-term borrowings	10,506	—
Total non-current liabilities	10,506	—
Total liabilities	230,263	342,067
Mezzanine equity
Convertible redeemable preferred shares	1,503,139	1,558,881
Total mezzanine equity:	1,503,139	1,558,881
Shareholders’ deficit:
Ordinary shares	30	30
Treasury stock	(1,028)	(1,028)
Additional paid-in capital	3,894	—
Accumulated deficit	(1,000,288)	(1,259,479)
Accumulated other comprehensive loss	(7,797)	(66)
Total shareholders’ deficit	(1,005,189)	(1,260,543)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	728,213	640,405

CHECHE TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

26.	Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed statements of cash flows:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Net cash used in operating activities	(22,275)	(6,352)
Cash flows from investing activities
Cash paid for investments in subsidiaries, VIE and subsidiaries of VIE	(304,759)	(172,030)
Placement of short-term investments	(63,757)	—
Cash received from maturities of short-term investments	—	63,757
Net cash used in investing activities	(368,516)	(108,273)
Cash flows from financing activities
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	633,847	—
Cash payment for issuance of Series C convertible redeemable preferred shares	—	(137,202)
Cash received from long-term borrowings from a third party	19,127	—
Cash repayments of long-term borrowings to a third party	(7,287)	(11,840)
Net cash generated from/(used in) financing activities	645,687	(149,042)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,958)	11,725
Net increase in cash and cash equivalents and restricted cash	251,938	(251,942)
Cash and cash equivalents at beginning of the year	1,012	252,950
Cash and cash equivalents and restricted cash at end of the year	252,950	1,008

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIE and subsidiaries of VIE.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIE and subsidiaries of VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed balance sheets as “Investments in subsidiaries, VIE and subsidiaries of VIE” and shares in the subsidiaries, VIE and subsidiaries of VIE’s loss are presented as “Equity in loss of subsidiaries, VIE and subsidiaries of VIE” on the Condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements. The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIE and subsidiaries of VIE.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Prime Impact Acquisition I

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Prime Impact Acquisition I (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by September 14, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 31, 2023

PCAOB ID Number 100

PART I. FINANCIAL INFORMATION

PRIME IMPACT ACQUISITION I

BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$115,475	$665,940
Prepaid expenses	27,545	110,626
Total current assets	143,020	776,566
Cash and investments held in Trust Account	69,779,520	324,211,180
Total Assets	$69,922,540	$324,987,746
Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable	$759,220	$327,477
Accrued expenses	1,255,760	159,535
Notes payable-related party	1,460,746	—
Total current liabilities	3,475,726	487,012
Derivative warrant liabilities	330,479	8,922,920
Deferred underwriting commissions	—	11,342,945
Total Liabilities	3,806,205	20,752,877
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 6,794,168 and 32,408,414 shares issued and outstanding at $10.26 and $10.00 per share redemption value as of December 31, 2022 and December 31, 2021, respectively	69,679,520	324,084,140
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; no non-redeemable shares issued or outstanding	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,102,103 shares issued and outstanding as of December 31, 2022 and December 31, 2021	810	810
Additional paid-in capital	—	—
Accumulated deficit	(3,563,995)	(19,850,081)
Total Shareholders’ Deficit	(3,563,185)	(19,849,271)
Total Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders’ Deficit	$69,922,540	$324,987,746

The accompanying notes are an integral part of these financial statements.

PRIME IMPACT ACQUISITION I

STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2022	2021
General and administrative expenses	$2,041,562	$854,587
Administrative expenses-related party	120,000	120,000
Loss from operations	(2,161,562)	(974,587)
Other income
Gain on forgiveness of deferred underwriting commissions	453,718	—
Change in fair value of derivative warrant liabilities	8,592,442	16,701,954
Interest income	48	115
Income from investments held in Trust Account	1,597,709	40,519
Net income	$8,482,355	$15,768,001
Weighted average Class A ordinary shares outstanding, basic and diluted	24,899,580	32,408,414
Basic and diluted net income per Class A ordinary share	$0.26	$0.39
Weighted average Class B ordinary shares outstanding, basic and diluted	8,102,103	8,102,103
Basic and diluted net income per Class B ordinary share	$0.26	$0.39

The accompanying notes are an integral part of these financial statements.

PRIME IMPACT ACQUISITION I

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022 AND FOR THE YEAR ENDED DECEMBER 31, 2021

						Retained
	Ordinary Shares				Additional	Earnings	Total
	Class A		Class B		Paid-in	(Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit)	Deficit
Balance-December 31, 2020	—	$—	8,102,103	$810	$—	$(35,618,082)	$(35,617,272)
Net income	—	—	—	—	—	15,768,001	15,768,001
Balance-December 31, 2021	—	$—	8,102,103	$810	$—	$(19,850,081)	$(19,849,271)
Net income	—	—	—	—	—	8,482,355	8,482,355
Adjustment for accretion of Class A ordinary shares subject to possible redemption amount	—	—	—	—	—	7,803,731	7,803,731
Balance-December 31, 2022	—	$—	8,102,103	$810	$—	$(3,563,995)	$(3,563,185)

The accompanying notes are an integral part of these financial statements.

PRIME IMPACT ACQUISITION I

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$8,482,355	$15,768,001
Adjustments to reconcile net income to net cash used in operating activities:
Gain on forgiveness of deferred underwriting commissions	(453,718)	—
Change in fair value of derivative warrant liabilities	(8,592,442)	(16,701,954)
Income from investments held in Trust Account	(1,597,709)	(40,519)
Changes in operating assets and liabilities:
Prepaid expenses	83,081	223,722
Accounts payable	431,743	209,054
Accrued expenses	1,096,225	25,698
Net cash used in operating activities	(550,465)	(515,998)
Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(1,460,746)	—
Cash withdrawn from Trust Account for redemptions	257,490,115	—
Net cash provided by investing activities	256,029,369	—
Cash Flows from Financing Activities:
Proceeds received from note payable-related party	1,460,746	—
Repayment of advances from related party	—	(418,317)
Redemption of Class A ordinary shares	(257,490,115)	—
Net cash used in financing activities	(256,029,369)	(418,317)
Net change in cash	(550,465)	(934,315)
Cash-beginning of the year	665,940	1,600,255
Cash-end of the year	$115,475	$665,940
Supplemental disclosure of noncash investing and financing activities:
Extinguishment of deferred underwriting commissions allocated to Public Shares	$10,889,227	$—

The accompanying notes are an integral part of these financial statements.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

Note 1-Description of Organization and Business Operations

Prime Impact Acquisition I (the “Company”) was incorporated as a Cayman Islands exempted company on July 21, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from July 21, 2020 (inception) through December 31, 2022 relates to the Company’s formation and the preparation of the initial public offering described below (the “Initial Public Offering”), and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Prime Impact Cayman, LLC, a Cayman Islands limited liability company (the “Sponsor”). The registration statement for the Initial Public Offering was declared effective on September 9, 2020. On September 14, 2020, the Company consummated the Initial Public Offering of 30,000,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $17.1 million, inclusive of approximately $10.5 million in deferred underwriting commissions (Note 6). The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at $10.00 per Unit. On October 2, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 2,408,414 units (the “Over-Allotment Units”). On October 6, 2020, the Company completed the sale of the Over-Allotment Units to the underwriters (the “Over-Allotment”), generating gross proceeds of approximately $24.1 million, and incurring additional offering costs of approximately $1.3 million in underwriting fees (inclusive of approximately $0.8 million in deferred underwriting commissions).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,400,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $8.1 million (Note 4). Simultaneously with the closing of the Over-Allotment Units, on October 6, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an additional 321,122 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of approximately $0.5 million.

Upon the closing of the Initial Public Offering and the Private Placement, $324.1 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering, the Over-Allotment and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and was invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially at $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares (as defined in Note 5) prior to this Initial Public Offering (the “Initial Shareholders”) have agreed to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The Company’s Sponsor, executive officers, directors and director nominees have agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

On September 13, 2022, the Company held an extraordinary general meeting of shareholders (the “General Meeting”) to consider and vote upon a proposal to amend the Company’s amended and restated memorandum and articles of association to: (i) extend from September 14, 2022 to December 14, 2022, the date (the “Termination Date”) by which, if the Company has not consummated a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving one or more businesses or entities, the Company must: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares; and (c) as promptly as reasonably possible following such redemption liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law, provided that the Sponsor (or its affiliates or permitted designees) deposits an amount into the Trust Account equal to the lesser of (A) US$1,120,000 or (B) $0.16 for each Public Share that is not redeemed in connection with the General Meeting, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor (or its affiliates or permitted designees), and (ii) in the event that the Company has not consummated an initial Business Combination by December 14, 2022, without further approval of the Company’s shareholders, to allow the Company, by resolution of the board of directors of the Company if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date to extend the Termination Date up to three times, each by one additional month (for a total of up to three additional months to complete a Business Combination), provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account: (I) for the first such monthly extension, the lesser of (a) US$385,000 or (b) $0.055 for each Public Share that is not redeemed in connection with the General Meeting; (II) for the second such monthly extension, the lesser of (a) US$385,000 or (b) $0.055 for each Public Share that is not redeemed in connection with the General Meeting; and (III) for the third such monthly extension, the lesser of (a) US$385,000 or (b) $0.055 for each Public Share that is not redeemed in connection with the General Meeting, for an aggregate deposit of up to the lesser of: (x) $1,155,000 or (y) US$0.165 for each Public Share that is not redeemed in connection with the General Meeting, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor (or its affiliates or permitted designees). If the Company completes its initial Business Combination, it will, at the option of the Sponsor (or its affiliates or permitted designees), repay the amounts loaned under the promissory note(s) or convert a portion or all of the amounts loaned under such promissory note(s) into warrants at a price of $1.50 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the Company’s initial public offering. If the Company does not complete a Business Combination by the deadline to consummate an initial Business Combination, such promissory notes will be repaid only from funds held outside of the Trust Account. On September 13, 2022 the shareholders voted to approve the extension proposal. On September 15, 2022, the Sponsor deposited an aggregate of $1,087,067 (representing $0.160 per public share) into the Company’s Trust Account for its Public Shareholders, extending the date by which the Company has to complete its initial Business Combination from September 14, 2022 to December 14, 2022. In connection with the extraordinary general meeting and vote to extend the Termination Date, shareholders elected to redeem 25,614,246 Public Shares. Following such redemptions, approximately $69.4 million remains in the Trust Account and 6,794,168 Public Shares remain issued and outstanding.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

On December 13, 2022, the Sponsor deposited an aggregate of $373,679 (representing $0.055 per public share) into the Company’s Trust Account for its Public Shareholders, extending the date by which the Company has to complete its initial Business Combination from December 14, 2022 to January 13, 2023. In January and February 2023, the Sponsor made two additional deposits of $373,679 each (representing $0.055 per public share) into the Company’s Trust Account for its Public Shareholders, extending the date by which the Company has to complete its initial Business Combination to March 13, 2023. In March 2023, the Sponsor made an additional deposit of $162,395 (representing $0.035 per public share) into our Trust Account for Public Shareholders, extending the date even further to April 14, 2023.

The Company held an extraordinary general meeting of Shareholders (the “General Meeting”) on March 8, 2023 for the purposes of considering and voting upon an extension of the date by which the Company has to complete its initial Business Combination from March 14, 2023 to April 14, 2023 (the “Termination Date”), and to allow the Company to further extend the Termination Date without shareholder approval for up to five additional times, each by one additional month (for a total of up to five additional months, or up to September 14, 2023, to complete a Business Combination). To extend to the Termination Date, and for each monthly extension thereafter, the Sponsor has agreed to deposit into the Trust Account the lesser of (A) US$210,000 or (B) $0.035 for each Public Share that is not redeemed in connection with this General Meeting, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. If the Company completes its initial Business Combination, it will, repay the amounts loaned under the promissory note(s) to the Sponsor. If the Company does not complete a Business Combination by the deadline to consummate an initial Business Combination, such promissory notes will be repaid only from funds held outside of the Trust Account. Shareholders approved the extension proposal.

If the Company is unable to complete a Business Combination by the Termination Date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account plus the $0.215 per share in total extension payments made through December 31, 2022, for a total of $10.215 per share, not including any accumulated interest. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.215 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the Trust Account, if less than $10.215 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2-Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. The Company has no subsidiaries.

Liquidity and Going Concern

As of December 31, 2022, the Company had approximately $0.1 million in its operating bank account and a working capital deficit of approximately $3.3 million.

Prior to the completion of the Initial Public Offering, the Company’s liquidity needs had been satisfied through the payment of $25,000 from the Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares, a loan of approximately $98,000 pursuant to the Note (as defined in Note 5) issued to the Sponsor (Note 5). The Company repaid the Note in full on September 16, 2020. Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs have been satisfied with the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in September 2022 (and amended on December 30, 2022), the Sponsor agreed to loan the Company up to $5.5 million, a portion of which is to be used to fund the extension deposits made to the Trust Account. As of December 31, 2022, the aggregate amount borrowed under the loan agreement was approximately $1.5 million.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the liquidity condition, mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a Business Combination by September 14, 2023, then the Company will cease all operations except for the purpose of liquidating. The Company has the option to extend the deadline by three successive one-month increments by making extension payments into the Trust Account through an additional extension loan from the Sponsor. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after September 14, 2023. Management plans to continue its efforts to complete a Business Combination by September 14, 2023. The Company believes that the funds currently available to it outside of the Trust Account will be sufficient to allow it to operate until September 14, 2023; however, there can be no assurances that this estimate is accurate.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2022 and 2021, there were no cash equivalents held outside of the Trust Account.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

Concentration of Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows. The Trust Account as of December 31, 2022 was held in an interest-bearing demand deposit account. As of December 31, 2021, investments held in the Trust Account were comprised of investments in money market funds that invest solely in U.S. Treasury securities.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the balance sheets, other than investments held in Trust Account and derivative warrant liabilities, both of which are described below.

Cash and Investments Held in Trust Account

The Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

With respect to the regulation of special purpose acquisition companies (“SPACs”) like the Company, on March 30, 2022, the SEC issued proposed rules relating to, among other items, the circumstances in which SPACs could become subject to regulation under the Investment Company Act. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, in September 2022 the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account until the earlier of consummation of a Business Combination and liquidation of the Company. This may reduce the amount of interest earned by the funds in the Trust Account. As of December 31, 2022, the funds in the Trust Account are held solely in an interest- bearing demand deposit account.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants were initially measured at fair value using a Monte Carlo simulation model and subsequently, the fair value of the Private Placement Warrants have been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering have subsequently been measured based on the listed market price of such warrants.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the FASB ASC Topic 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A—“Expenses of Offering.” Offering costs consisted of legal, accounting, underwriting commissions and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statements of operations. Offering costs associated with the Public Shares were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, an aggregate of 6,794,168 and 32,408,414 Class A ordinary shares subject to possible redemption, respectively, are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

Effective with the closing of the Initial Public Offering (including exercise of the Over-Allotment option), the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

FASB ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2022 and 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income per ordinary share is calculated by dividing the net income, adjusted for the effects of a deemed dividend to Class A shareholders, by the weighted average ordinary shares outstanding for the respective period.

The calculation of diluted net income per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering (including exercise of the Over-Allotment option) and the Private Placement to purchase an aggregate of 16,523,926 ordinary shares in the calculation of diluted income per share, because their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per share is the same as basic net income per share for the years ended December 31, 2022 and 2021. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value. Subsequent periods accretion of Class A ordinary shares subject to possible redemption is recognized as a deemed dividend to shareholders in the calculation of the net income per ordinary share.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary share:

	For the Year Ended December 31,
	2022		2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share:
Numerator:
Allocation of net income available to ordinary shareholders	$6,399,888	$2,082,467	$12,614,401	$3,153,600
Denominator:
Basic and diluted weighted average ordinary shares outstanding	24,899,580	8,102,103	32,408,414	8,102,103
Basic and diluted net income per common share	$0.26	$0.26	$0.39	$0.39

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 3-Initial Public Offering

On September 14, 2020, the Company consummated the Initial Public Offering of 30,000,000 units, at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $17.1 million, inclusive of approximately $10.5 million in deferred underwriting commissions. The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover Over-Allotments, if any, at $10.00 per Unit. On October 2, 2020, the underwriters partially exercised the Over-Allotment option to purchase an additional 2,408,414 units and on October 6, 2020, the Company completed the sale of the Over-Allotment Units to the underwriters, generating gross proceeds of approximately $24.1 million, and incurring additional offering costs of approximately $1.3 million in underwriting fees (inclusive of approximately $0.8 million in deferred underwriting commissions).

Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

Note 4-Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement with the purchase of 5,400,000 Private Placement Warrants by the Sponsor, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $8.1 million. Simultaneously with the closing of the Over-Allotment Units, on October 6, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 321,122 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of approximately $0.5 million.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5-Related Party Transactions

Founder Shares

On July 23, 2020, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 8,625,000 Class B ordinary shares (the “Founder Shares”). The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,125,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On September 3, 2020, the Sponsor transferred 20,000 Founder Shares to each of Cathleen Benko, Roger Crockett, Dixon Doll, Keyur Patel and Joanna Strober. Such Founder Shares are not subject to forfeiture in the event the underwriters’ Over-Allotment was not exercised. On October 2, 2020, the underwriters partially exercised the Over-Allotment option to purchase as additional 2,408,414 Units. On October 24, 2020 (the 45th day follow the Underwriting Agreement), 522,897 Class B ordinary shares were forfeited.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Sponsor and the Company’s founding team with respect to any Founder Shares, Private Placement Warrants and Class A ordinary shares issued upon conversion or exercise thereof. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lock-up.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.

The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

Promissory Note – Related Party

On September 15, 2022, the Sponsor agreed to loan the Company up to $1.5 million, a portion of which is to be used to fund the extension deposit made to the Trust Account. The promissory note is non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. If a Business Combination is not consummated, the promissory note will be repaid only from funds held outside of the Trust Account. At the Sponsor’s option, the outstanding principal of the promissory note may be converted into warrants at a price of $1.50 per warrant, which warrants will be identical to the Private Placement Warrants. The option to convert the outstanding principal balance of the promissory note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the promissory note is repaid or converted. The fair value of the conversion feature in the promissory note was de minimis upon issuance of the promissory note and periods thereafter.

On December 30, 2022, the Company entered into an amended and restated promissory note with the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $5,500,000 to be used for working capital purposes. The amended promissory note does not bear any interest, is not convertible and will be repayable by the Company to the Sponsor upon the earlier of (i) December 31, 2023, (ii) the date on which the Company redeems 100% of its Public Shares for cash and (iii) the consummation of the Company’s initial Business Combination. As of December 31, 2022, an aggregate of approximately $1.5 million has been borrowed under the amended promissory note. If a Business Combination is not consummated, the amended promissory note will be repaid only from funds held outside of the Trust Account.

Administrative Services Agreement

The Company entered into an agreement that provided that, commencing on the date that the Company’s securities are first listed on the New York Stock Exchange through the earlier of consummation of the initial Business Combination or the Company’s liquidation, the Company will pay the Sponsor $10,000 per month for office space, secretarial and administrative services. The Company incurred $120,000 and $120,000 in expenses in connection with such services during the years ended December 31, 2022 and 2021, respectively, as reflected in the administrative expenses-related party on the accompanying statements of operations. As of December 31, 2022 and 2021, the Company had $275,000 and $155,000, respectively, in accrued expenses in connection with such services as reflected in the accompanying balance sheets.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential partner businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors of the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using of funds held outside the Trust Account.

Note 6-Commitments and Contingencies

Risk and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus to purchase up to 4,500,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On October 2, 2020, the underwriters partially exercised the Over-Allotment option to purchase an additional 2,408,414 Units.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $6.5 million in the aggregate, paid upon the closing of the Initial Public Offering and the Over-Allotment option. In addition, $0.35 per unit, or $11.3 million in the aggregate was payable to the underwriters for deferred underwriting commissions. The deferred fee would have become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. In October and November 2022, the underwriters of the Initial Public Offering waived all rights to the deferred underwriting commissions payable upon completion of an initial Business Combination, resulting in a gain from forgiveness of deferred underwriting commissions of approximately $454,000.

Note 7-Derivative Warrant Liabilities

As of December 31, 2022 and 2021, the Company had 10,802,804 Public Warrants and 5,721,122 Private Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), or the “Newly Issued Price,” (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and 18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per Class A ordinary share equal or exceed $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00: Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sales price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”).

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A ordinary shares;

●	if, and only if, the Reference Value equals or exceeds $10.00 per Public Share (as adjusted per share sub-divisions, share dividends, reorganizations, recapitalizations and the like); and

●	if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, sub-divisions, reorganizations, recapitalizations and the like), then the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants as described above.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume-weighted average price of the Class A ordinary shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8-Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 shares of Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 6,794,168 and 32,408,414 Class A ordinary shares outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the balance sheets.

The Class A ordinary shares subject to possible redemption reflected on the balance sheets are reconciled on the following table:

Gross proceeds	$324,084,140
Less:
Amount allocated to Public Warrants	(12,955,337)
Class A ordinary shares issuance costs	(17,680,825)
Plus:
Accretion of carrying value to redemption value	30,636,162
Class A ordinary shares subject to possible redemption, December 31, 2021	324,084,140
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption due to extension	1,460,746
Waiver of Class A shares issuance costs	10,889,227
Less:
Redemption of Class A ordinary shares subject to redemption	(257,490,115)
Remeasurement of redemption value of Class A ordinary shares subject to redemption	(9,264,478)
Class A ordinary shares subject to possible redemption, December 31, 2022	$69,679,520

Note 9-Shareholders’ Deficit

Preference Shares-The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. At December 31, 2022 and 2021, there were no preference shares issued or outstanding.

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

Class A Ordinary Shares-The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 6,794,168 and 32,408,414 Class A ordinary shares issued and outstanding, respectively, all of which are subject to possible redemption and therefore classified as temporary equity in the accompanying balance sheets (see Note 8).

Class B Ordinary Shares-The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. On December 31, 2022 and 2021, 8,102,103 Class B ordinary shares were issued and outstanding. Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares immediately upon the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, members of the Company’s founding team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Note 10-Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 by level within the fair value hierarchy:

	As of December 31, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities-Public warrants	$216,056	$—	$—
Derivative warrant liabilities-Private placement warrants	$—	$—	$114,423

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

	As of December 31, 2021
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account - U.S. Treasury Securities	$324,211,180	$—	$—
Liabilities:
Derivative warrant liabilities-Public warrants	$5,833,514	$—	$—
Derivative warrant liabilities-Private placement warrants	$—	$—	$3,089,406

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels of the hierarchy during the years ending December 31, 2022 and 2021.

As of December 31, 2021, Level 1 assets include investments in U.S. Treasury securities or money market funds that invest solely in U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value. As of December 31, 2022 the Trust Account is held in a non-interest bearing deposit account.

The fair value of the Public Warrants is measured based on the listed market price of such warrants, a Level 1 measurement. The estimated fair value of the Private Placement Warrant is based on a Monte Carlo simulation, which includes use of some Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Class A ordinary shares warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s Class A ordinary shares that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	December 31, 2022	December 31, 2021
Exercise price	$11.50	$11.50
Stock price	$10.26	$9.84
Volatility	5.3%	9.3%
Term	5.59	5.58
Risk-free rate	3.90%	1.30%
Dividend yield	0.0%	0.0%

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The change in the fair value of the derivative warrant liabilities measured with Level 3 inputs for the years ended December 31, 2022 and 2021 is summarized as follows:

Level 3 derivative warrant liabilities at December 31, 2020	$9,096,584
Change in fair value of derivative warrant liabilities	(6,007,178)
Level 3 derivative warrant liabilities at December 31, 2021	$3,089,406
Change in fair value of derivative warrant liabilities	(2,974,983)
Level 3 derivative warrant liabilities at December 31, 2022	$114,423

Note 11-Subsequent Events

Management evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued and determined that there have been no events that have occurred that would require adjustments to the disclosures in the financial statements.

Extension Payments

In January and February 2023, the Sponsor made two deposits of $373,679 each (representing $0.055 per public share) into the Company’s Trust Account for its Public Shareholders. These deposits enable the Company to extend the date by which the Company has to complete its initial Business Combination to March 13, 2023. In March 2023, our Sponsor made an additional deposit of $162,395 (representing $0.035 per public share) into our Trust Account for Public Shareholders, extending the date even further to April 14, 2023.

Shareholder Meeting to Approve Extension Proposal

The Company held an extraordinary general meeting of Shareholders (the “General Meeting”) on March 8, 2023 for the purposes of considering and voting upon an extension of the date by which the Company has to complete its initial Business Combination from March 14, 2023 to April 14, 2023 (the “Termination Date”), and to allow the Company to further extend the Termination Date without shareholder approval for up to five additional times, each by one additional month (for a total of up to five additional months, or up to September 14, 2023, to complete a Business Combination). To extend to the Termination Date, and for each monthly extension thereafter, the Sponsor has agreed to deposit into the Trust Account the lesser of (A) US$210,000 or (B) $0.035 for each Public Share that is not redeemed in connection with this General Meeting, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. If the Company completes its initial Business Combination, it will, repay the amounts loaned under the promissory note(s) to the Sponsor. If the Company does not complete a Business Combination by the deadline to consummate an initial Business Combination, such promissory notes will be repaid only from funds held outside of the Trust Account.

Shareholders approved the extension proposal. An aggregate of. 2,725,066 Public Shares were redeemed.

Proposed Business Combination

On January 29, 2023, the Company, Cheche Group Holdings Inc., a Cayman Islands exempted company (“Holdings”), Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of Holdings (“Merger Sub”), and Cheche Technology, Inc., a Cayman Islands exempted company (“Cheche”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) on the Closing Date, the Company will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) on the Closing Date, following the Initial Merger, Merger Sub will merge with and into Cheche (the “Acquisition Merger”, and together with the Initial Merger, the “Mergers”), with Cheche surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation (Cheche, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Company”). The Mergers, together with the other transactions related thereto, are referred to herein as the “Transactions.”

PRIME IMPACT ACQUISITION I

NOTES TO FINANCIAL STATEMENTS

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Merger, including:(i) by mutual written consent of the Company and Cheche;(ii) by either party if the Acquisition Merger Effective Time has not occurred prior to September 13, 2023 (the “Outside Date”) subject to specified exceptions; (iii) by either party (i) upon rejection by China Cybersecurity Review Technology and Certificate Center of the Transactions under the New Measures for Cybersecurity Review, or (ii) if the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) shall have been formally enacted and become effective, and the Transactions are rejected by the China Securities Regulatory Commission; (iv) by either party if any governmental order has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Mergers; (v) by Cheche if any of the Company’s Required Proposals shall fail to receive the requisite vote for approval at the Company’s Shareholders’ Meeting (subject to any adjournment, postponement or recess of such meeting); (vi) by Cheche as a result of any breach by the Company, Holdings or Merger Sub of any representation, warranty, covenant or agreement on the part of the Company, Holdings or Merger Sub set forth in the Business Combination Agreement that gives rise to a failure of a condition precedent set forth in Section 8.03(a) or Section 8.03(b) of the Business Combination Agreement, in each case, subject to specified exceptions; (vii) by the Company as a result of any breach by Cheche of any representation, warranty, covenant or agreement on the part of Cheche set forth in the Business Combination Agreement that gives rise to a failure of a condition precedent set forth in Section 8.02(a) or Section 8.02(b) of the Business Combination Agreement, in each case, subject to specified exceptions; (viii) by the Company at any time before Cheche delivers to the Company the requisite approval of the shareholders of Cheche, in the event that Cheche fails to deliver Written Consent constituting the requisite approval of the shareholders of Cheche to the Company within five (5) business days of the Registration Statement becoming effective; and (ix) by the Company at any time before Cheche delivers to the Company the PCAOB financial statements that are required to be included in the initial Registration Statement, in the event Cheche fails to deliver such financial statements within 75 days of the date of the Business Combination Agreement. If the Business Combination Agreement is validly terminated in accordance with its terms, none of the parties will have any liability or any further obligation under the Business Combination Agreement with certain limited exceptions, including liability arising out of any fraud or willful and material breach.

Concurrent with the execution and delivery of the Business Combination Agreement, the Sponsor, entered into an agreement (the “Sponsor Support Agreement”) with the Company, Cheche and Holdings pursuant to which, among other things, the Sponsor agreed to (a) effective upon the Acquisition Closing, waive the anti-dilution rights set forth in the Company’s organizational documents to have the Company’s Founder Shares convert into Surviving Company Class A Ordinary Shares in connection with the Transactions at a ratio of greater than one-for-one; (b) vote all of the Company’s outstanding Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Transactions; (c) forfeit and surrender, for no consideration, effective as of immediately prior to the Initial Merger Effective Time, 2,557,736 of its Founder Shares and 2,860,561 Private Placement Warrants; (d) if the Aggregate Capital Raised is less than $50 million, forfeit and surrender, for no consideration, effective as of immediately prior to the Initial Merger Effective Time, an additional 1,203,315 Founder Shares; and (e) be bound by certain transfer restrictions with respect to the Surviving Company Class A Ordinary Shares issuable to the Sponsor in the Initial Merger in respect of the Founder Shares held by Sponsor immediately prior to the Initial Merger Effective Time, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Concurrent with the execution and delivery of the Business Combination Agreement, Cheche delivered to the Company shareholder support agreements (the “Shareholder Support Agreements”) duly executed by certain shareholders of Cheche (the “Key Shareholders”) who own shares of Cheche share capital sufficient to approve the Transactions in accordance with Cheche’s organizational documents and applicable law. Pursuant to the Shareholder Support Agreements, among other things, the Key Shareholders agreed to: (a) within forty eight (48) hours after the Registration Statement is declared effective by the SEC to execute and deliver a Written Consent approving the Business Combination Agreement and the Transactions; and (b) be bound by certain transfer restrictions with respect to the Surviving Company Class A Ordinary Shares and Surviving Company Class B Ordinary Shares issuable to such Key Shareholders in the Acquisition Merger in respect of the Company Ordinary Shares (after giving effect to the Conversion) and Cheche Founder Shares held by such Key Shareholders immediately prior to the Acquisition Merger Effective Time, on the terms and subject to the conditions set forth in the Shareholder Support Agreements.

PART I—FINANCIAL INFORMATION

Item 1. Unaudited Condensed Financial Statements.

PRIME IMPACT ACQUISITION I

CONDENSED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(unaudited)
Assets
Current assets:
Cash	$106,453	$115,475
Prepaid expenses	14,409	27,545
Total current assets	120,862	143,020
Cash held in Trust Account	49,479,420	69,779,520
Total Assets	$49,600,282	$69,922,540
Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders’ Deficit
Current liabilities:
Accounts payable	$684,171	$759,220
Accrued expenses	2,379,892	1,255,760
Promissory note-related party	3,507,686	1,460,746
Total current liabilities	6,571,749	3,475,726
Derivative warrant liabilities	660,958	330,479
Total Liabilities	7,232,707	3,806,205
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, $0.0001 par value; 4,639,867 and 6,794,168 shares issued and outstanding at approximately $10.64 and $10.26 per share redemption value as of June 30, 2023 and December 31, 2022, respectively	49,379,420	69,679,520
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; no shares issued or outstanding as of June 30, 2023 and December 31, 2022	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; no non-redeemable shares issued or outstanding as of June 30, 2023 and December 31, 2022	—	—
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,102,103 shares issued and outstanding as of June 30, 2023 and December 31, 2022	810	810
Additional paid-in capital	—	—
Accumulated deficit	(7,012,655)	(3,563,995)
Total Shareholders’ Deficit	(7,011,845)	(3,563,185)
Total Liabilities, Class A Ordinary Shares Subject to Redemption and Shareholders’ Deficit	$49,600,282	$69,922,540

The accompanying notes are an integral part of these unaudited condensed financial statements.

PRIME IMPACT ACQUISITION I

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
General and administrative expenses	$396,116	$81,618	$1,661,252	$345,046
Administrative expenses—related party	30,000	30,000	60,000	60,000
Loss from operations	(426,116)	(111,618)	(1,721,252)	(405,046)
Other income (expense)
Change in fair value of derivative warrant liabilities	—	2,974,307	(330,479)	7,931,485
Interest income	9	16	12	33
Income from cash and investments held in Trust Account	444,273	429,733	737,695	460,557
Net income (loss)	$18,166	$3,292,438	$(1,314,024)	$7,987,029
Weighted average Class A ordinary shares outstanding, basic and diluted	4,639,867	32,408,414	5,496,827	32,408,414
Basic and diluted net income (loss) per Class A ordinary share	$0.00	$0.08	$(0.10)	$0.20
Weighted average Class B ordinary shares outstanding, basic and diluted	8,102,103	8,102,103	8,102,103	8,102,103
Basic and diluted net income (loss) per Class B ordinary share	$0.00	$0.08	$(0.10)	$0.20

The accompanying notes are an integral part of these unaudited condensed financial statements.

PRIME IMPACT ACQUISITION I

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance—December 31, 2022	—	$—	8,102,103	$810	$—	$(3,563,995)	$(3,563,185)
Net loss	—	—	—	—	—	(1,332,190)	(1,332,190)
Increase in redemption value of Class A ordinary shares subject to redemption	—	—	—	—	—	(1,203,176)	(1,203,176)
Balance—March 31, 2023 (unaudited)	—	—	8,102,103	810	—	(6,099,361)	(6,098,551)
Net income	—	—	—	—	—	18,166	18,166
Increase in redemption value of Class A ordinary shares subject to redemption	—	—	—	—	—	(931,460)	(931,460)
Balance—June 30, 2023 (unaudited)	—	$—	8,102,103	$810	$—	$(7,012,655)	$(7,011,845)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance—December 31, 2021	—	$—	8,102,103	$810	$—	$(19,850,081)	$(19,849,271)
Net income	—	—	—	—	—	4,694,591	4,694,591
Increase in redemption value of Class A ordinary shares subject to redemption	—	—	—	—	—	(57,864)	(57,864)

Balance—March 31, 2022 (unaudited)	—	—	8,102,103	810	—	(15,213,354)	(15,212,544)
Net income	—	—	—	—	—	3,292,438	3,292,438
Increase in redemption value of Class A ordinary shares subject to redemption	—	—	—	—	—	(429,734)	(429,734)

Balance—June 30, 2022 (unaudited)	—	$—	8,102,103	$810	$—	$(12,350,650)	$(12,349,840)

The accompanying notes are an integral part of these unaudited condensed financial statements.

PRIME IMPACT ACQUISITION I

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(1,314,024)	$7,987,029
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Change in fair value of derivative warrant liabilities	330,479	(7,931,485)
Net income from cash and investments held in Trust Account	(737,695)	(460,558)
Changes in operating assets and liabilities:
Prepaid expenses	13,136	73,751
Accounts payable	(75,049)	85,385
Accrued expenses	1,124,132	52,466
Net cash used in operating activities	(659,021)	(193,412)
Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(1,396,941)	—
Cash withdrawn from Trust Account for redemptions	22,434,736	—
Net cash provided by investing activities	21,037,795	—
Cash Flows from Financing Activities:
Proceeds received from note payable—related party	2,046,940	—
Redemption of Class A ordinary shares	(22,434,736)	—
Net cash used in financing activities	(20,387,796)	—
Net change in cash	(9,022)	(193,412)
Cash—beginning of the period	115,475	665,940
Cash—end of the period	$106,453	$472,528

The accompanying notes are an integral part of these unaudited condensed financial statements.

PRIME IMPACT ACQUISITION I

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

Note 1—Description of Organization and Business Operations

Prime Impact Acquisition I (the “Company”) was incorporated as a Cayman Islands exempted company on July 21, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from July 21, 2020 (inception) through June 30, 2023 relates to the Company’s formation and the preparation of the initial public offering described below (the “Initial Public Offering”), and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Prime Impact Cayman, LLC, a Cayman Islands limited liability company (the “Sponsor”). The registration statement for the Initial Public Offering was declared effective on September 9, 2020. On September 14, 2020, the Company consummated the Initial Public Offering of 30,000,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $17.1 million, inclusive of approximately $10.5 million in deferred underwriting commissions (see Note 6). The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at $10.00 per Unit. On October 2, 2020, the underwriters partially exercised the over-allotment option to purchase an additional 2,408,414 units (the “Over-Allotment Units”). On October 6, 2020, the Company completed the sale of the Over-Allotment Units to the underwriters (the “Over-Allotment”), generating gross proceeds of approximately $24.1 million, and incurring additional offering costs of approximately $1.3 million in underwriting fees (inclusive of approximately $0.8 million in deferred underwriting commissions).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,400,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) to the Sponsor, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $8.1 million (see Note 4). Simultaneously with the closing of the Over-Allotment Units, on October 6, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an additional 321,122 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of approximately $0.5 million.

Upon the closing of the Initial Public Offering and the Private Placement, $324.1 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering, the Over-Allotment and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and was invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule2a-7promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. However, to mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective est of Section 3(a)(1)(A) of the Investment Company Act), as of June 30, 2023, the Company liquidated the U.S. government treasury obligations or money market funds held in the Trust Account and placed all funds in the Trust Account in a demand deposit account currently bearing 3.60% interest per annum.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially at $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares (as defined in Note 5) prior to this Initial Public Offering (the “Initial Shareholders”) have agreed to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company has agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, executive officers, directors and director nominees have agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

On September 13, 2022, the Company held an extraordinary general meeting of shareholders (the “General Meeting”) to consider and vote upon a proposal to amend the Company’s amended and restated memorandum and articles of association to: (i) extend from September 14, 2022 to December 14, 2022, the date (the “Termination Date”) by which, if the Company has not consummated a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving one or more businesses or entities, the Company must: (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares; and (c) as promptly as reasonably possible following such redemption liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law, provided that the Sponsor (or its affiliates or permitted designees) deposits an amount into the Trust Account equal to the lesser of (A) $1,120,000 or (B) $0.16 for each Public Share that is not redeemed in connection with the General Meeting, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor (or its affiliates or permitted designees), and (ii) in the event that the Company has not consummated an initial Business Combination by December 14, 2022, without further approval of the Company’s shareholders, to allow the Company, by resolution of the board of directors of the Company if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date to extend the Termination Date up to three times, each by one additional month (for a total of up to three additional months to complete a Business Combination), provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account: (I) for the first such monthly extension, the lesser of (a) US$385,000 or (b) $0.055 for each Public Share that is not redeemed in connection with the General Meeting; (II) for the second such monthly extension, the lesser of (a) US$385,000 or (b) $0.055 for each Public Share that is not redeemed in connection with the General Meeting; and (III) for the third such monthly extension, the lesser of (a) US$385,000 or (b) $0.055 for each Public Share that is not redeemed in connection with the General Meeting, for an aggregate deposit of up to the lesser of: (x) $1,155,000 or (y) US$0.165 for each Public Share that is not redeemed in connection with the General Meeting, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor (or its affiliates or permitted designees). If the Company completes its initial Business Combination, it will, at the option of the Sponsor (or its affiliates or permitted designees), repay the amounts loaned under the promissory note(s) or convert a portion or all of the amounts loaned under such promissory note(s) into warrants at a price of $1.50 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the Company’s initial public offering. If the Company does not complete a Business Combination by the deadline to consummate an initial Business Combination, such promissory notes will be repaid only from funds held outside of the Trust Account. On September 13, 2022, the shareholders voted to approve the extension proposal. On September 15, 2022, the Sponsor deposited an aggregate of $1,087,067 (representing $0.160 per public share) into the Company’s Trust Account for its Public Shareholders, extending the date by which the Company has to complete its initial Business Combination from September 14, 2022 to December 14, 2022. In connection with the extraordinary general meeting and vote to extend the Termination Date, shareholders elected to redeem 25,614,246 Public Shares. Following these redemptions, approximately $69.8 million remained in the Trust Account and 6,794,168 Public Shares remained issued and outstanding.

On December 13, 2022, the Sponsor deposited an aggregate of $373,679 (representing $0.055 per public share) into the Company’s Trust Account for its Public Shareholders, extending the date by which the Company has to complete its initial Business Combination from December 14, 2022 to January 13, 2023. In January and February 2023, the Sponsor made two additional deposits of $373,679 each (representing $0.055 per public share) into the Company’s Trust Account for its Public Shareholders, extending the date by which the Company had to complete its initial Business Combination to March 13, 2023.

The Company held an extraordinary general meeting of Shareholders (the “Second General Meeting”) on March 8, 2023 for the purposes of considering and voting upon an extension of the date by which the Company had to complete its initial Business Combination from March 14, 2023 to April 14, 2023 (the “Termination Date”), and to allow the Company to further extend the Termination Date without shareholder approval for up to five additional times, each by one additional month (for a total of up to five additional months to complete a Business Combination). To extend to the Termination Date, and for each monthly extension thereafter, the Sponsor has agreed to deposit into the Trust Account the lesser of (A) US$210,000 or (B) $0.035 for each Public Share that is not redeemed in connection with this second General Meeting, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Sponsor. If the Company completes its initial Business Combination, it will, repay the amounts loaned under the promissory note(s) to the Sponsor. If the Company does not complete a Business Combination by the deadline to consummate an initial Business Combination, such promissory notes will be repaid only from funds held outside of the Trust Account. Shareholders approved the extension proposal. In connection with the second General Meeting and vote to extend the Termination Date, shareholders elected to redeem 2,154,301 Public Shares. Following such redemptions, approximately $48.5 million remains in the Trust Account and 4,639,687 Public Shares remain issued and outstanding. In March 2023, the Sponsor made an additional deposit of $162,395 (representing $0.035 per public share) into the Company’s Trust Account for its Public Shareholders.

Further, in April, May, June, and July 2023, the Sponsor, deposited an additional $649,581 in the aggregate (representing $0.035 per public share) into the Company’s trust account for its public shareholders (the “Extension”). These deposits enable the Company to extend the date by which the Company has to complete its initial business combination from April 14, 2023 to August 14, 2023. The Extension is the first, second, third, and fourth of five one-month extensions permitted under the Company’s governing documents and provides the Company with additional time to complete its initial business combination. The Company has one more one-month extension remaining, as permitted under the Company’s governing documents.

If the Company is unable to complete a Business Combination by the Termination Date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at aper-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less up to $100,000 of interest to pay dissolution expenses).

The Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account plus the $0.215 per share in total extension payments made through December 31, 2022, for a total of $10.215 per share, not including any accumulated interest. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.215 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the Trust Account, if less than $10.215 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these condensed financial statements as they are not required for interim financial statements under GAAP and the rules of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023 or any future period.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2022, is derived from the audited financial statements presented in the Company’s Annual Report on Form10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023.

Liquidity and Going Concern

As of June 30, 2023, the Company had approximately $106,000 in its operating bank account and working capital deficit of approximately $6.5 million.

Prior to the completion of the Initial Public Offering, the Company’s liquidity needs had been satisfied through the payment of $25,000 from the Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares (as defined in Note 5), a loan of approximately $98,000 pursuant to the Note issued to the Sponsor (see Note 5). The Company repaid the Note in full on September 16, 2020. Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs have been satisfied with the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in September 2022 (and amended on December 30, 2022), the Sponsor agreed to loan the Company up to $5.5 million, a portion of which is to be used to fund the extension deposits made to the Trust Account. As of June 30, 2023, the aggregate amount borrowed under the loan agreement was approximately $3.5 million.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic205-40, “Presentation of Financial Statements-Going Concern,” management has determined that the liquidity condition, mandatory liquidation date and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to complete a Business Combination by September 14, 2023, then the Company will cease all operations except for the purpose of liquidating. As of June 30, 2023, the Company has the option to extend the deadline by two successive one-month increments by making extension payments into the Trust Account through an additional extension loan from the Sponsor. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after September 14, 2023. Management plans to continue its efforts to complete a Business Combination by September 14, 2023. The Company believes that the funds currently available to it outside of the Trust Account will be sufficient to allow it to operate until September 14, 2023; however, there can be no assurances that this estimate is accurate.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of these unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. One of the more significant accounting estimates included in these unaudited condensed financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2023 and December 31, 2022, there were no cash equivalents held outside of the Trust Account.

Concentration of Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

The Trust Account as of June 30, 2023 and December 31, 2022 was held in an interest-bearing demand deposit account and a non-interest-bearing demand deposit account, respectively.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” approximates the carrying amounts represented in the condensed balance sheets, other than derivative warrant liabilities, which are described below.

Cash and Investments Held in Trust Account

The Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. To mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), as of June 30, 2023, the Company liquidated the U.S. government treasury obligations or money market funds held in the Trust Account and placed all funds in the Trust Account in a demand deposit account currently bearing 3.60% interest per annum.

With respect to the regulation of special purpose acquisition companies (“SPACs”) like the Company, on March 30, 2022, the SEC issued proposed rules relating to, among other items, the circumstances in which SPACs could become subject to regulation under the Investment Company Act. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, in September 2022 the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account until the earlier of consummation of a Business Combination and liquidation of the Company. This may reduce the amount of interest earned by the funds in the Trust Account. As of June 30, 2023 and December 31, 2022, the funds in the Trust Account are held solely in an interest-bearing demand deposit account.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject tore-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s condensed statements of operations. The fair value of the Public Warrants issued in connection with the Public Offering and Private Placement Warrants was initially measured at fair value using a Monte Carlo simulation model, and subsequently, the fair value of the Private Placement Warrants has been estimated using a Monte Carlo simulation model each measurement date. The fair value of Public Warrants issued in connection with the Initial Public Offering has subsequently been measured based on the listed market price of such warrants.

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of the FASB ASC Topic 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A-“Expenses of Offering.” Offering costs consisted of legal, accounting, underwriting commissions and other costs incurred that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the condensed statements of operations. Offering costs associated with the Public Shares were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2023 and December 31, 2022, an aggregate of 4,639,867 and 6,794,168 Class A ordinary shares subject to possible redemption, are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets, respectively.

Effective with the closing of the Initial Public Offering (including exercise of the Over-Allotment option), the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

FASB ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2023 and December 31, 2022. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman Islands federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average ordinary shares outstanding for the respective period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted net income (loss) per ordinary share does not consider the effect of the warrants issued in connection with the Initial Public Offering (including exercise of the Over-Allotment option) and the Private Placement to purchase an aggregate of 16,523,926 ordinary shares in the calculation of diluted income (loss) per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the three and six months ended June 30, 2023 and 2022. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of ordinary share:

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2023		2022		2023		2022
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share:
Numerator:
Allocation of net income (loss) available to ordinary shareholders	$6,615	$11,551	$2,633,950	$658,488	$(531,142)	$(782,882)	$6,389,623	$1,597,406
Denominator:
Basic and diluted weighted average ordinary shares outstanding	4,639,867	8,102,103	32,408,414	8,102,103	5,496,827	8,102,103	32,408,414	8,102,103
Basic and diluted net income (loss) per common share	$0.00	$0.00	$0.08	$0.08	$(0.10)	$(0.10)	$0.20	$0.20

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

Note 3—Initial Public Offering

On September 14, 2020, the Company consummated the Initial Public Offering of 30,000,000 units, at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $17.1 million, inclusive of approximately $10.5 million in deferred underwriting commissions. The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover Over-Allotments, if any, at $10.00 per Unit. On October 2, 2020, the underwriters partially exercised the Over-Allotment option to purchase an additional 2,408,414 units and on October 6, 2020, the Company completed the sale of the Over-Allotment Units to the underwriters, generating gross proceeds of approximately $24.1 million, and incurring additional offering costs of approximately $1.3 million in underwriting fees (inclusive of approximately $0.8 million in deferred underwriting commissions).

Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 8).

Note 4—Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement with the purchase of 5,400,000 Private Placement Warrants by the Sponsor, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per Private Placement Warrant, generating gross proceeds to the Company of $8.1 million. Simultaneously with the closing of the Over-Allotment Units, on October 6, 2020, the Company consummated the second closing of the Private Placement, resulting in the purchase of an aggregate of an additional 321,122 Private Placement Warrants by the Sponsor, generating gross proceeds to the Company of approximately $0.5 million.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Note 5—Related Party Transactions

Founder Shares

On July 23, 2020, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 8,625,000 Class B ordinary shares (the “Founder Shares”). The holders of the Founder Shares agreed to forfeit up to an aggregate of 1,125,000 Founder Shares, on a pro rata basis, to the extent that the option to purchase additional units was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On September 3, 2020, the Sponsor transferred 20,000 Founder Shares to each of Cathleen Benko, Roger Crockett, Dixon Doll, Keyur Patel and Joanna Strober. Such Founder Shares are not subject to forfeiture in the event the underwriters’ Over-Allotment was not exercised. On October 2, 2020, the underwriters partially exercised the Over-Allotment option to purchase as additional 2,408,414 Units. On October 24, 2020 (the 45th day follow the Underwriting Agreement), 522,897 Class B ordinary shares were forfeited.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Sponsor and the Company’s founding team with respect to any Founder Shares, Private Placement Warrants and Class A ordinary shares issued upon conversion or exercise thereof. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lock-up.

Related Party Loans

In order to finance the Company’s working capital needs, including transaction costs in connection with a Business Combination, the Sponsor, members of the Company’s founding team or any of their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. At June 30, 2023 and December 31, 2022, the Company had no balances outstanding under Working Capital Loans.

Promissory Note—Related Party

On September 15, 2022, the Sponsor agreed to extend a Working Capital Loan to the Company of up to $1.5 million pursuant to a promissory note, a portion of which was used to fund deposits made to the Trust Account. The promissory note was non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. If a Business Combination is not consummated, the promissory note will be repaid only from funds held outside of the Trust Account. On December 30, 2022, the Company entered into an amended and restated promissory note with the Sponsor, pursuant to which the Sponsor agreed to loan to the Company up to $5,500,000 to be used for working capital purposes, including transaction costs in connection with a Business Combination. The amended promissory note does not bear any interest, is not convertible and will be repayable by the Company to the Sponsor upon the earlier of (i) December 31, 2023, (ii) the date on which the Company redeems 100% of its Public Shares for cash and (iii) the consummation of the Company’s initial Business Combination. As of June 30, 2023 and December 31, 2022, an aggregate of approximately $3.5 million and $1.5 million had been borrowed under the amended promissory note, respectively. If a Business Combination is not consummated, the amended promissory note will be repaid only from funds held outside of the Trust Account.

Administrative Services Agreement

The Company entered into an agreement that provided that, commencing on the date that the Company’s securities are first listed on the New York Stock Exchange through the earlier of consummation of the initial Business Combination or the Company’s liquidation, the Company will pay the Sponsor $10,000 per month for office space, secretarial and administrative services. The Company incurred $30,000 and $60,000 in expenses in connection with such services during the three and six months ended June 30, 2023, respectively, as reflected in the administrative expenses-related party on the accompanying unaudited condensed statements of operations.

The Company incurred $30,000 and $60,000 in expenses in connection with such services during the three and six months ended June 30, 2022, respectively, as reflected in the administrative expenses-related party on the accompanying unaudited condensed statements of operations. As of June 30, 2023 and December 31, 2022, the Company had $335,000 and $275,000, respectively, in accrued expenses in connection with such services as reflected in the accompanying condensed balance sheets.

In addition, the Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential partner businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, executive officers or directors of the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made using of funds held outside the Trust Account.

Note 6—Commitments and Contingencies

Risk and Uncertainties

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus (the “COVID-19 outbreak”). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on the Company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results of operations, financial position and cash flows may be materially adversely affected. Additionally, the Company’s ability to complete an initial Business Combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit the Company’s ability to have meetings with potential investors or affect the ability of a potential target company’s personnel, vendors and service providers to negotiate and consummate an initial Business Combination in a timely manner. The Company’s ability to consummate an Initial Business Combination may also be dependent on the ability to raise additional equity and debt financing, which may be impacted by the COVID-19 outbreak and the resulting market downturn.

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants, Class A ordinary shares underlying the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans if any) are entitled to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the prospectus to purchase up to 4,500,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On October 2, 2020, the underwriters partially exercised the Over-Allotment option to purchase an additional 2,408,414 Units.

The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $6.5 million in the aggregate, paid upon the closing of the Initial Public Offering and the Over-Allotment option. In addition, $0.35 per unit, or $11.3 million in the aggregate was payable to the underwriters for deferred underwriting commissions. The deferred fee would have become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. In October and November 2022, the underwriters of the Initial Public Offering waived all rights to the deferred underwriting commissions payable upon completion of an initial Business Combination, resulting in a gain from forgiveness of deferred underwriting commissions of approximately $454,000 and approximately $10,900,000 was recorded to Class A ordinary shares subject to redemption.

Proposed Business Combination

On January 29, 2023, the Company, Cheche Group Holdings Inc., a Cayman Islands exempted company (“Holdings”), Cheche Merger Sub Inc., a Cayman Islands exempted company and wholly owned direct subsidiary of Holdings (“Merger Sub”), and Cheche Technology, Inc., a Cayman Islands exempted company (“Cheche”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) on the Closing Date, the Company will merge with and into Holdings (the “Initial Merger”), with Holdings surviving the Initial Merger (Holdings, in its capacity as the surviving corporation of the Initial Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) on the Closing Date, following the Initial Merger, Merger Sub will merge with and into Cheche (the “Acquisition Merger”, and together with the Initial Merger, the “Mergers”), with Cheche surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation (Cheche, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Company”). The Mergers, together with the other transactions related thereto, are referred to herein as the “Transactions.”

Note 7—Derivative Warrant Liabilities

As of June 30, 2023 and December 31, 2022, the Company had 10,802,804 Public Warrants and 5,721,122 Private Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), or the “Newly Issued Price,” (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the ordinary shares during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and 18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per Class A ordinary share equal or exceed $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants for cash when the price per Class A ordinary share equals or exceeds $18.00: Once the warrants become exercisable, the Company may call the outstanding warrants for redemption (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sales price (the “closing price”) of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”).

Redemption of warrants for Class A ordinary shares when the price per Class A ordinary share equals or exceeds $10.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A ordinary shares;

●	if, and only if, the Reference Value equals or exceeds $10.00 per Public Share (as adjusted per share sub-divisions, share dividends, reorganizations, recapitalizations and the like); and

●	if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, sub-divisions, reorganizations, recapitalizations and the like), then the Private Placement Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants as described above.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume-weighted average price of the Class A ordinary shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 200,000,000 shares of Class A ordinary shares with a par value of $0.0001 per share. As of June 30, 2023 and December 31, 2022, there were 4,639,867 and 6,794,168 Class A ordinary shares outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the condensed balance sheets.

The Class A ordinary shares subject to possible redemption reflected on the condensed balance sheets are reconciled on the following table:

Class A ordinary shares subject to possible redemption, December 31, 2021	$324,084,140
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption due to extension	1,460,746
Waiver of Class A shares issuance costs	10,889,227
Less:
Redemption of Class A ordinary shares subject to redemption	(257,490,115)
Remeasurement of redemption value of Class A ordinary shares subject to redemption	(9,264,478)
Class A ordinary shares subject to possible redemption, December 31, 2022	69,679,520
Less:
Redemption of Class A ordinary shares subject to redemption	(22,434,736)
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption due to extension and Remeasurement of redemption value	1,203,176
Class A ordinary shares subject to possible redemption, March 31, 2023	48,447,960
Plus:
Increase in redemption value of Class A ordinary shares subject to redemption due to extension and Remeasurement of redemption value	931,460
Class A ordinary shares subject to possible redemption, June 30, 2023	$49,379,420

Note 9—Shareholders’ Deficit

Preference Shares-The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. As of June 30, 2023 and December 31, 2022, there were no preference shares issued or outstanding.

Class A Ordinary Shares-The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of June 30, 2023 and December 31, 2022, there were 4,639,867 and 6,794,168 Class A ordinary shares issued and outstanding, respectively, all of which are subject to possible redemption and therefore classified as temporary equity in the accompanying condensed balance sheets (see Note 8).

Class B Ordinary Shares-The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of June 30, 2023 and December 31, 2022, 8,102,103 Class B ordinary shares were issued and outstanding. Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares immediately upon the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, members of the Company’s founding team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Note 10—Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and December 31, 2022 by level within the fair value hierarchy:

	As of June 30, 2023
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities-Public warrants	$432,113	$—	$—
Derivative warrant liabilities-Private placement warrants	$—	$—	$228,845

	As of December 31, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities-Public warrants	$216,056	$—	$—
Derivative warrant liabilities-Private placement warrants	$—	$—	$114,423

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. There were no transfers between levels of the hierarchy during the three and six months ended June 30, 2023 and the year ended December 31, 2022.

As of June 30, 2023 and December 31, 2022, the Trust Account is held in an interest-bearing demand deposit account and a non-interest-bearing account, respectively.

The fair value of the Public Warrants is measured based on the listed market price of such warrants, a Level 1 measurement. The estimated fair value of the Private Placement Warrant is based on a Monte Carlo simulation, which includes use of some Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Class A ordinary shares warrants based on the historical volatility of select peer company’s Class A ordinary shares. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	June 30, 2023	December 31, 2022
Exercise price	$11.50	$11.50
Stock price	$10.67	$10.26
Volatility	6.40%	5.30%
Term	5.18	5.59
Risk-free rate	4.03%	3.90%
Dividend yield	0.0%	0.0%
Implied probability of success	2.70%	1.70%

The change in the fair value of the derivative warrant liabilities measured with Level 3 inputs for the three and six months ended June 30, 2023 and December 31, 2022 is summarized as follows:

Level 3 derivative warrant liabilities at January 1, 2022	$3,089,406
Change in fair value of derivative warrant liabilities	(2,974,983)
Level 3 derivative warrant liabilities at December 31, 2022	114,423
Change in fair value of derivative warrant liabilities	114,422
Level 3 derivative warrant liabilities at March 31, 2023	228,845
Change in fair value of derivative warrant liabilities	—
Level 3 derivative warrant liabilities at June 30, 2023	$228,845

Note 11—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any other subsequent events, other than below, that would have required adjustment or disclosure in the unaudited condensed financial statements.

On July 13, 2023, the Sponsor, deposited an aggregate of $162,395 (representing $0.035 per public share) into the Company’s trust account for its public shareholders. This deposit enables the Company to extend the date by which the Company has to complete its initial business combination from July 14, 2023 to August 14, 2023 (the “Extension”). The Extension is the fourth of five one-month extensions permitted under the Company’s governing documents and provides the Company with additional time to complete its initial business combination.