Form 20-F
period 2023-12-31
Cheche Group Inc.
filed 2024-04-29
CIK 1965473

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_____

For the transition period from_____to_____

Commission File Number: 001-41801

Cheche Group Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Lei Zhang

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(86) 10 5083-0911

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, $0.00001 par value per share	CCG	The NASDAQ Stock Market LLC
Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	CCGWW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report: As of December 31, 2023, there were (1) 75,440,709 ordinary shares (excluding 709,432 Class A Ordinary Shares held in treasury), consisting of 56,844,205 Class A ordinary shares and 18,596,504 Class B ordinary shares, and (2) 13,726,877 warrants to purchase 13,726,877 Class A ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Except as otherwise indicated or required by context and for purposes of this annual report on Form 20-F only:

●	“Acquisition Closing” refers to the closing of the Acquisition Merger.

●	“Acquisition Closing Date” refers to the date of closing of the Acquisition Merger.

●	“Acquisition Merger” refers to the merger on the Closing Date of Merger Sub with and into CCT, with CCT surviving the merger as a wholly owned subsidiary of the Company.

●	“Acquisition Merger Effective Time” refers to the date and time at which the Acquisition Merger becomes effective.

●	“Affiliated Entities” refers to the VIE, Beijing Cheche Technology Co., Ltd., and its subsidiaries, Cheche Insurance Sales & Services Co., Ltd. (“Cheche Insurance”), Huicai Insurance Brokerage Co., Ltd. and Cheche Zhixing (Ningbo) Car Service Co., Ltd.

●	“Amended and Restated Memorandum and Articles of Association” refers to our currently effective memorandum and articles of association, which became effective on September 14, 2023.

●	“Backstop Private Placement” refers to the offer and sale to the Backstop Investor, an aggregate of 500,000 Class A Ordinary Shares at a purchase price equal to $10.00 per share, pursuant to the Backstop Agreement dated September 11, 2023, by and among Prime Impact, the Company and the Backstop Investor.

●	“Business Combination” refers to the Initial Merger, the Acquisition Merger, and all other transactions contemplated by the Business Combination Agreement.

●	“Business Combination Agreement” refers to that certain Business Combination Agreement, dated as of January 29, 2023, by and among Prime Impact, Merger Sub, the Company and CCT.

●	“CAC” refers to the Cyberspace Administration of the PRC.

●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands.

●	“CCT” refers to Cheche Technology Inc., its subsidiaries and, in the context of describing the operations and consolidated financial statements, the Affiliated Entities.

●	“Class A Ordinary Shares” refers to Class A Ordinary Shares, par value $0.00001 per share, of the Company, each of which will be entitled to one vote.

●	“Class B Ordinary Shares” refers to Class B Ordinary Shares, par value $0.00001 per share, of the Company, each of which will be entitled to three votes.

●	“Closing Date” refers to September 14, 2023, the date on which the Initial Closing and the Acquisition Closing occurred.

●	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

●	“CSRC” refers to the China Securities Regulatory Commission.

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

●	“HFCAA” refers to the Holding Foreign Companies Accountable Act.

●	“Hong Kong Subsidiaries” refers to Cheche Technology (HK) Limited and any other Hong Kong-incorporated subsidiary that we may have in the future.

●	“Initial Merger” refers to the merger of Prime Impact with and into the Company, with the Company surviving the merger as a publicly traded entity.

●	“Initial Merger Effective Time” refers to the date and time at which the Initial Merger becomes effective.

●	“Innoven Warrants” refers to the warrant to purchase 63,552 Class A Ordinary Shares assumed by us at the Acquisition Merger Effective Time.

●	“insurance carriers” refers to companies that offer one or more types of insurance policies to individual consumers or corporate customers, either directly or through insurance agencies or brokers. Many insurance carriers in China maintain provincial and municipal branches, as under PRC Law, an insurance carrier can only issue auto insurance policies in the provinces, autonomous regions and municipalities where it is incorporated or has established branches.

●	“insurance carrier customers” refers to provincial or municipal branches, as the case maybe, of insurance carriers that have entered into contracts with us.

●	“iResearch” refers to iResearch Inc., a third-party research firm, which has prepared an industry report regarding our industry and market position in China.

●	“Merger Sub” refers to Cheche Merger Sub Inc.

●	“NEV” refers to new energy vehicle.

●	“NFRA” refers to the National Financial Regulatory Administration, previously known as the China Banking and Insurance Regulatory Commission (“CBIRC”).

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares of the Company.

●	“PCAOB” refers to the Public Company Accounting Oversight Board.

●	“PRC” or “China” refers to the People’s Republic of China (including, for the avoidance of doubt, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), and only in the context of describing the industry matters, including those derived from the report of iResearch, and the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

●	“PRC Subsidiaries” refers to Baodafang Technology Co., Ltd., Cheche Technology (Ningbo) Co., Ltd. and any other PRC-incorporated subsidiary that we may have in the future.

●	“Prime Impact” refers to Prime Impact Acquisition I.

●	“Private Placement” refers to the offer and sale to the PIPE Investor, an aggregate of 1,300,000 Class A Ordinary Shares at a purchase price equal to $10.00 per share, pursuant to the Subscription Agreement dated September 11, 2023, by and among the Company, Prime Impact and the PIPE Investor.

●	“Public Warrants” refers to the redeemable warrants, each entitling its holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

●	“RMB” refers to Renminbi, the lawful currency of the PRC.

●	“SaaS” refers to software as a service, a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

●	“SEC” refers to the Securities and Exchange Commission.

●	“Securities Act” refers to the Securities Act of 1933, as amended.

●	“Sponsor” refers to Prime Impact Cayman, LLC.

●	“Sponsor Warrants” refers to the warrants held by the Sponsor, each entitling the Sponsor to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

●	“U.S. GAAP” refers to accounting principles generally accepted in the United States of America.

●	“VATS” refers to the value-added telecommunication services.

●	“VIE” refers to Beijing Cheche Technology Co., Ltd., the variable interest entity that CCT consolidates through contractual arrangements.

●	“Warrants” refers to, collectively, the Public Warrants and the Sponsor Warrants.

●	“we,” “us,” “our,” “our company,” or “the Company” refer to Cheche Group Inc. and its subsidiaries and, in the context of describing the operations and consolidated financial statements, the Affiliated Entities (as defined herein).

●	“WFOE” or “Cheche Ningbo” refers to Cheche Technology (Ningbo) Co., Ltd., our wholly foreign owned subsidiary domiciled in China.

●	“$” refers to United States dollars, the lawful currency of the United States of America.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this annual report.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the outcome of any legal proceedings that have been or may be instituted against us;

●	the ability to maintain the listing of the Class A Ordinary Shares on the Nasdaq;

●	our markets are rapidly evolving and may decline or experience limited growth;

●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;

●	our relationships with insurance carriers, referral partners and consumers;

●	failure to maintain and enhance our brand;

●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	risks related to our corporate structure, in particular the VIE structure; and

●	the other matters described in the section titled “Item 3. Key Information — D. Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this annual report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this annual report, including statements regarding market size, is based on independent industry surveys and publications, including reports by iResearch Inc. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, such estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Item 3. Key Information — D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

The VIE structure and its associated risks

We are a Cayman Islands holding company with no substantive operations. We carry out our business through the VIE and its subsidiaries in China, due to PRC regulatory restrictions on direct foreign ownership of companies that engage in VATS and other internet related business.

The VIE structure was established through a series of agreements entered into between WFOE, the VIE and its shareholders, comprising an exclusive business cooperation agreement, an equity interest pledge agreement, an exclusive option agreement, the shareholders’ power of attorney and spousal consent letters. The contractual arrangements allow us to (1) consolidate the financial results of the Affiliated Entities, (2) receive substantially all of the economic benefits of the Affiliated Entities, (3) have the pledge right over the equity interests in the VIE as the pledgee to secure its fulfillment of obligations, and (4) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of our direct ownership in WFOE and the contractual arrangements with the VIE, we are the primary beneficiary of the VIE for accounting purposes, and, therefore, has consolidated the financial results of the Affiliated Entities into our consolidated financial statements in accordance with U.S. GAAP.

The VIE structure involves unique risks to investors. It may not be as effective as direct ownership in providing us with control over the VIE or its subsidiaries, and we may incur substantial costs to enforce the terms of the arrangements. The agreements under the contractual arrangements among WFOE, the VIE and its shareholders have not been tested in a court of law. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding our rights with respect to our contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to the VIE structure will be adopted or, if adopted, what they would provide. The PRC regulatory authorities could disallow the VIE structure at any time in the future. If the PRC government deems that the contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in these operations. We, our subsidiaries and the Affiliated Entities, and investors of Class A Ordinary Shares face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the Affiliated Entities and us as a whole. See “—D. Risk Factors — Risks Related to Our Corporate Structure.”

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report.

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

Cash and Asset Flows through Organization

Dividend Distribution and Taxation: In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by WFOE to us and service fees paid by the Affiliated Entities to WFOE, despite that we may obtain financing at the holding company level through other methods. However, the WFOE and the Affiliated Entities in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, WFOE and the Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, our PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB448.0 million and RMB328.5 million as of December 31, 2022 and 2023, respectively. As of the date of this annual report, none of us and our subsidiaries has made any dividends or distributions to our respective shareholder(s), including any U.S. investors, nor do we have any present plan to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the respective our board of directors. As of the date of this annual report, none of us, WFOE and the VIE intends to distribute earnings or settle amounts owed under the VIE agreements. Under Cayman Islands law, we may only pay dividends out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

Subject to the “passive foreign investment company” rules, the gross amount of any distribution that we make to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Consequences”) with respect to the Class A Ordinary Shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend for United States federal income tax purposes, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.

Foreign Exchange Restriction: We, the PRC Subsidiaries and the Affiliated Entities are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government imposes controls on the convertibility of RMB into foreign currencies and the remittance of funds out of China, which may restrict the transfer of cash between us, the PRC Subsidiaries, the Affiliated Entities or the investors. Under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by the PRC Subsidiaries out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of the PRC Subsidiaries and the net assets of the VIE in which we do not have legal ownership. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between us and our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to the Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on us, our subsidiaries and the Affiliated Entities to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. See “— D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit the ability of us, the PRC Subsidiaries and the Affiliated Entities to utilize our net revenues effectively and our ability to transfer cash among the group, across borders, and to investors and affect the value of your investment.”

Transfer of Cash and Asset: Cash may be transferred within the group in the following manner: (1) we may transfer funds to our subsidiaries, including the PRC Subsidiaries, by way of capital contributions, inter-group advances or loans; (2) we and our subsidiaries may provide loans to the VIE and vice versa; (3) funds may be transferred from the VIE to WFOE, as service fees for services contemplated by the VIE agreements; and (4) our subsidiaries, including WFOE, may make dividends or other distributions to us. Cash is transferred within the group to satisfy working capital requirement of the respective operating entities, and is managed by our finance department based on fund control policy and procedure. Neither we nor our subsidiaries are able to make direct capital contributions to the VIE or its subsidiaries, and the VIE is not able to make dividends or other distributions to us. In 2021 and 2022, cash in the form of loans in the amount of RMB215.6 million and RMB34.8 million was transferred from CCT and its PRC Subsidiaries to the Affiliated Entities. In 2023, the repayment of the loans in the amount of RMB63.5 million was transferred from the Affiliated Entities to CCT and its PRC Subsidiaries. As of the date of this annual report, no other transfers, dividends or distributions have been made among us, our subsidiaries and the VIE, or to investors; and no other cash flows and transfers of other assets by type have occurred between us, the PRC Subsidiaries, and the VIE.

As an offshore holding company, we may use the proceeds of our offshore fund-raising activities to provide loans or make capital contributions to the PRC Subsidiaries or provide loans to the VIE, in each case subject to the satisfaction of applicable regulatory requirements. See “— Dividend Distribution and Taxation” and “— Foreign Exchange Restriction.”

Financial Information Related to the Affiliated Entities

Cheche Group Inc. was incorporated in the Cayman Islands in January 2023 and did not carry out significant operations. CCT is the predecessor of us, thus, we disclosed combined condensed financial statements of Cheche Group Inc. and CCT (collectively, the “Parent Company”) as follows.

The following tables present the condensed consolidating schedule of financial information for the Parent Company, WFOE, CCT’s subsidiaries (other than WFOE), the VIEs and its subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidating Statements of Operations Data

	Year ended December 31, 2023
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	—	217,938	1,825	3,089,988	(8,333)	3,301,418
Earned from third-party customers	—	217,938	174	3,083,306		3,301,418
Earned from the intra-Group transactions(1)	—		1,651	6,682	(8,333)	—
Cost of revenues	—	(209,365)	(3,964)	(2,954,546)	6,682	(3,161,193)
Arising from non intra-Group transactions	—	(202,683)	(3,964)	(2,954,546)	—	(3,161,193)
Arising from the intra-Group transactions(1)	—	(6,682)	—	—	6,682	—
Selling and marketing expenses	—	(21,839)	(32)	(89,583)	—	(111,454)
General and administrative expenses(1)	(14,272)	(17,328)	(373)	(109,063)	1,651	(139,385)
Research and development expenses	—	(22,359)	—	(34,808)	—	(57,167)

Total operating costs and expense	(14,272)	(270,891)	(4,369)	(3,188,000)	8,333	(3,469,199)

Operating loss	(14,272)	(52,953)	(2,544)	(98,012)	—	(167,781)
Share of loss from other subsidiaries(2)	(149,974)	—	—	—	149,974	—
Share of loss of the WFOE(2)	—	(102,588)	—	—	102,588	—
Share of loss of the VIE(2)	—	—	(100,142)	—	100,142	—
Interest income from VIE(3)	1,790	587	101	—	(2,478)	—
Interest expense to WFOE(3)	—	—	—	(101)	101	—
Interest expense to Parent(3)	—	—	—	(1,790)	1,790	—
Interest expense to other subsidiaries(3)	—	—	—	(587)	587	—
Others, net	3,024	4,984	(3)	(177)	—	7,828
Loss before income taxes	(159,432)	(149,970)	(102,588)	(100,667)	352,704	(159,953)

Income tax expense	(158)	(4)	—	525	—	363
Net loss	(159,590)	(149,974)	(102,588)	(100,142)	352,704	(159,590)

	Year ended December 31, 2022
	CCT	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	—	144,597	2,167	2,561,811	(29,516)	2,679,059
Earned from third-party customers	—	144,597	560	2,533,902	—	2,679,059
Earned from the intra-Group transactions(1)	—	—	1,607	27,909	(29,516)	—
Cost of revenues	—	(124,325)	(2,947)	(2,437,383)	27,909	(2,536,746)
Arising from non intra-Group transactions	—	(96,416)	(2,947)	(2,437,383)	—	(2,536,746)
Arising from the intra-Group transactions(1)	—	(27,909)	—	—	27,909	—
Selling and marketing expenses	—	(67,828)	—	(71,142)	—	(138,970)
General and administrative expenses(1)	(13,787)	(14,820)	(702)	(41,648)	1,607	(69,350)
Research and development expenses	—	(20,544)	—	(29,402)	—	(49,946)

Total operating costs and expense	(13,787)	(227,517)	(3,649)	(2,579,575)	29,516	(2,795,012)

Operating loss	(13,787)	(82,920)	(1,482)	(17,764)	—	(115,953)
Share of income from other subsidiaries(2)	(77,878)	—	—	—	77,878	—
Share of loss of the WFOE(2)	—	(25,142)	—	—	25,142	—
Share of loss of the VIE(2)	—	—	(23,589)	—	23,589	—
Interest income from VIE(3)	1,692	674	93	—	(2,459)	—
Interest expense to WFOE(3)	—	—	—	(93)	93	—
Interest expense to Parent(3)	—	—	—	(1,692)	1,692	—
Interest expense to other subsidiaries(3)	—	—	—	(674)	674	—
Others, net	(1,049)	29,514	(164)	(3,891)	—	24,410
Loss before income taxes	(91,022)	(77,874)	(25,142)	(24,114)	126,609	(91,543)

Income tax expense	—	(4)	—	525	—	521
Net loss	(91,022)	(77,878)	(25,142)	(23,589)	126,609	(91,022)

	Year ended December 31, 2021
	CCT	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	—	8,444	1,064	1,747,402	(21,506)	1,735,404
Earned from third-party customers	—	8,444	627	1,726,333	—	1,735,404
Earned from the intra-Group transactions(1)	—	—	437	21,069	(21,506)	—
Cost of revenue	—	(27,830)	(1,256)	(1,646,575)	21,069	(1,654,592)
Arising from non intra-Group transactions	—	(6,761)	(1,256)	(1,646,575)	—	(1,654,592)
Arising from the intra-Group transactions(1)	—	(21,069)	—	—	21,069	—
Selling and marketing expenses	—	(19,455)	(477)	(90,132)	—	(110,064)
General and administrative expenses(1)	(15,135)	(7,013)	(776)	(57,185)	437	(79,672)
Research and development expenses	—	(11,621)	—	(35,164)	—	(46,785)

Total operating costs and expense	(15,135)	(65,919)	(2,509)	(1,829,056)	21,506	(1,891,113)

Operating loss	(15,135)	(57,475)	(1,445)	(81,654)	—	(155,709)
Share of income from other subsidiaries(2)	(131,142)	—	—	—	131,142	—
Share of loss of the WFOE(2)	—	(72,890)	—	—	72,890	—
Share of loss of the VIE(2)	—	—	(71,515)	—	71,515	—
Interest income from VIE(3)	971	177	101	—	(1,249)	—
Interest expense to WFOE(3)	—	—	—	(101)	101	—
Interest expense to Parent(3)	—	—	—	(971)	971	—
Interest expense to other subsidiaries(3)	—	—	—	(177)	177	—
Others, net	(1,152)	(954)	(31)	10,863	—	8,726
Loss before income taxes	(146,458)	(131,142)	(72,890)	(72,040)	275,547	(146,983)

Income tax expense	(3)	—	—	525	—	522
Net loss	(146,461)	(131,142)	(72,890)	(71,515)	275,547	(146,461)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2023
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	119,033	36,769	1,260	86,330	-	243,392
Short-term investments	-	21,248	-	226	-	21,474
Accounts receivable, net	-	20,125	-	445,941	-	466,066
Prepayments and other current assets	1,118	6,671	(163)	41,695	-	49,321
Amount due from other subsidiaries(4)	-	-	-	-	-	-
Amount due from Parent				2,972	(2,972)
Amount due from WFOE				1,603	(1,603)
Amount due from VIE and its subsidiaries(4)	1,520	159,709	-	-	(161,229)	-
Total current assets	121,671	244,522	1,097	578,767	(165,804)	780,253

Non-current assets:
Restricted cash	-	-	-	5,000	-	5,000
Amount due from other subsidiaries(4)	455,638	-	-	-	(455,638)	-
Amount due from VIE and its subsidiaries(4)	182,652	41,438	20,381	-	(244,471)	-
Property, equipment and leasehold improvement, net	-	446	-	1,221	-	1,667
Intangible assets, net	-	-	-	8,050	-	8,050
Right-of-use assets	-	3,182	-	7,067	-	10,249
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	4,149	-	-	-	-	4,149

Total non-current assets	642,439	45,066	20,381	105,947	(700,109)	113,724

Total assets	764,110	289,588	21,478	684,714	(865,913)	893,977

LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	-	33,245	76	283,547	-	316,868
Short-term borrowings	-	10,000	-	10,000	-	20,000
Contract liabilities	-	3,669	-	626	-	4,295
Salary and welfare benefits payable	-	15,093	638	57,878	-	73,609
Tax payable	-	325	1	624	-	950
Amounts due to related party	-	-	-	55,251	-	55,251
Accrued expenses and other current liabilities	11,310	2,564	381	11,504	-	25,759
Short-term lease liabilities	-	1,647	-	2,304	-	3,951
Warrant	850	-	-	-		850
Amount due to other subsidiaries(4)	-	-	-	157,128	(157,128)	-
Amount due to VIE and its subsidiaries(4)	2,972	2,581	1,603	-	(7,156)	-
Amount due to parent(4)	-	-	-	1,520	(1,520)	-
Deficit in other subsidiaries(5)	365,377	-	-	-	(365,377)	-
Deficit in WOFE(5)	-	129,355	-	-	(129,355)	-
Deficit in VIE and its subsidiaries(5)	-	-	148,134	-	(148,134)	-

Total current liabilities	380,509	198,479	150,833	580,382	(808,670)	501,533

Non-current liabilities:
Deferred tax liabilities	-	-	-	2,013	-	2,013
Long-term lease liabilities	-	848	-	4,550	-	5,398
Amount due to parent(4)	-	455,638	-	182,652	(638,290)	-
Amount due to other subsidiaries(4)	-	-	-	41,438	(41,438)	-
Amount due to WFOE(4)		-	-	20,381	(20,381)	-
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	5,419	-	-	-	-	5,419

Total non-current liabilities	5,419	456,486	-	252,466	(700,109)	14,262

Total liabilities	385,928	654,965	150,833	832,848	(1,508,779)	515,795

Total shareholders’ equity	378,182	(365,377)	(129,355)	(148,134)	642,866	378,182

Total liabilities, mezzanine equity and shareholders’ equity	764,110	289,588	21,478	684,714	(865,913)	893,977

	As of December 31, 2022
	CCT	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,008	98,624	419	14,894	—	114,945
Restricted cash	—	—	—	5,000	—	5,000
Short-term investments	—	34,823	—	—	—	34,823
Accounts receivable, net	—	3,732	—	397,935	—	401,667
Prepayments and other current assets	287	5,246	95	38,784	—	44,412
Amount due from other subsidiaries(4)	—	—	—	26,336	(26,336)	—
Amount due from VIE and its subsidiaries(4)	—	—	938	—	(938)	—
Total current assets	1,295	142,425	1,452	482,949	(27,274)	600,847

Non-current assets:
Amount due from other subsidiaries(4)	461,274	—	—	—	(461,274)	—
Amount due from VIE and its subsidiaries(4)	177,836	188,002	20,000	—	(385,838)	—
Property, equipment and leasehold improvement, net	—	715	—	1,456	—	2,171
Intangible assets, net	—	—	—	10,150	—	10,150
Right-of-use assets	—	7,768	—	6,955	—	14,723
Goodwill	—	—	—	84,609	—	84,609

Total non-current assets	639,110	196,485	20,000	103,170	(847,112)	111,653

Total assets	640,405	338,910	21,452	586,119	(874,386)	712,500

LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	—	10,838	—	216,318	—	227,156
Short-term borrowings	—	—	—	—	—	—
Contract liabilities	—	847	—	41	—	888
Salary and welfare benefits payable	—	10,501	584	52,218	—	63,303
Tax payable	—	309	2	2,767	—	3,078
Accrued expenses and other current liabilities	27,899	1,444	—	11,545	—	40,888
Short-term lease liabilities	—	4,681	—	2,995	—	7,676
Amount due to WOFE(4)	—	—	—	938	(938)	—
Amount due to VIE and its subsidiaries(4)	—	26,336	—	—	(26,336)	—
Warrant	1,045	—	—	—	—	1,045
Deficit in other subsidiaries(5)	313,123	—	—	—	(313,123)	—
Deficit in WOFE(5)	—	133,308	—	—	(133,308)	—
Deficit in VIE and its subsidiaries(5)	—	—	154,174	—	(154,174)	—

Total current liabilities	342,067	188,264	154,760	286,822	(627,879)	344,034

Non-current liabilities:
Deferred tax liabilities	—	—	—	2,538	—	2,538
Long-term lease liabilities	—	2,495	—	3,731	—	6,226
Amount due to parent(4)	—	461,274	—	177,836	(639,110)	—
Amount due to other subsidiaries(4)	—	—	—	188,002	(188,002)	—
Amount due to WFOE(4)	—	—	—	20,000	(20,000)	—
Amounts due to related party	—	—	—	59,932	—	59,932
Deferred revenue	—	—	—	1,432	—	1,432

Total non-current liabilities	—	463,769	—	453,471	(847,112)	70,128

Total liabilities	342,067	652,033	154,760	740,293	(1,474,991)	414,162

Commitments and contingencies
Mezzanine equity
Total mezzanine equity:	1,558,881	—	—	—	—	1,558,881

Total shareholders’ deficit	(1,260,543)	(313,123)	(133,308)	(154,174)	600,605	(1,260,543)

Total liabilities, mezzanine equity and shareholders’ deficit	640,405	338,910	21,452	586,119	(874,386)	712,500

Summary Condensed Consolidating Cash Flows Data

	Year ended December 31, 2023
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	—	(35,000)	—	35,000	—	—
Other operating activities	(20,885)	(114,715)	480	108,170	—	(26,950)

Net cash (used in)/provided by operating activities	(20,885)	(149,715)	480	143,170	—	(26,950)

Investments in and loans to WFOE	—	(358)	—	—	358	—
Repayment of the investments in and loans from VIE and its subsidiaries	—	63,485	—	—	(63,485)	—
Purchase of property, equipment and leasehold improvement	—	(67)	—	(482)	—	(549)
Placement of short-term investments	—	(42,496)	—	(226)	—	(42,722)
Proceeds from short-term investments	—	56,071	—	—	—	56,071
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	—	—	—	22	—	22
Net cash provided by/(used in) investing activities	—	76,635	—	(686)	(63,127)	12,822

Proceeds from ordinary shares	137,908	—	—	—	—	137,908
Capital contribution from other subsidiaries	—	—	358	—	(358)	—
Repayment to other subsidiaries	—	—	—	(63,485)	63,485	—
Cash received from short-term borrowings from bank	—	10,000	—	10,000	—	20,000
Cash repayments of short-term borrowings to third parties	—	—	—	(12,610)	—	(12,610)
Cash repayments of financing cost	—	—	—	(4,953)	—	(4,953)
Net cash provided by/(used in) financing activities	137,908	10,000	358	(71,048)	63,127	140,345

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,002	1,225	3	—	—	2,230
Net increase / (decrease) in cash and cash equivalents and restricted cash	118,025	(61,855)	841	71,436	—	128,447
Cash, cash equivalents and restricted cash at the beginning of the period	1,008	98,624	419	19,894	—	119,945
Cash, cash equivalents and restricted cash at the end of the period	119,033	36,768	1,260	91,331	—	248,392

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the year ended December 31, 2023, the total amount of the service fees that charged by VIE under the relevant agreements was RMB6.7 million. In the year ended December 31, 2023, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB35.0 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2023 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

	Year ended December 31, 2022
	CCT	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	—	(17,200)	—	17,200	—	—
Net cash provided by transactions with third-parties	(6,352)	(65,656)	(37)	(86,816)	—	(158,861)

Net cash used in operating activities	(6,352)	(82,856)	(37)	(69,616)	—	(158,861)

Investments in and loans to other subsidiaries(6)	(137,207)	—	—	—	137,207	—
Investments in and loans to VIE and its subsidiaries(6)	(34,823)	—	—	—	34,823	—
Purchase of property, equipment and leasehold improvement	—	(208)	(7)	(1,025)	—	(1,240)
Placement of short-term investments	—	(182,474)	—	—	—	(182,474)
Cash received from maturities of short-term investments	63,757	147,651	—	—	—	211,408
Net cash (used in)/provided by investing activities	(108,273)	(35,031)	(7)	(1,025)	172,030	27,694

Cash payment for redemption of Series C convertible redeemable preferred shares(6)	(137,202)	—	—	—	—	(137,202)

Loans received from parent company(6)	—	137,207	—	34,823	(172,030)	—
Loans received of short-term borrowings from bank	—	—	—	10,000	—	10,000
Cash repayment of short-term borrowings to bank	—	—	—	(20,000)	—	(20,000)
Cash repayment of long-term borrowings to a third party	(11,840)	—	—	—	—	(11,840)

Net cash provided by/(used in) financing activities	(149,042)	137,207	—	24,823	(172,030)	(159,042)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	11,725	29,971	—	1,074	—	42,770
Net increase/(decrease) in cash and cash equivalents and restricted cash	(251,942)	49,291	(44)	(44,744)	—	(247,439)
Cash, cash equivalents and restricted cash at the beginning of the period	252,950	49,333	463	64,638	—	367,384
Cash, cash equivalents and restricted cash at the end of the period	1,008	98,624	419	19,894	—	119,945

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the year ended December 31, 2022, the total amount of the service fees that charged by VIE under the relevant agreements was RMB29.5 million. In the year ended December 31, 2022, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB17.2 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2022 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6)	Represents the elimination of intra-group investments and loans related cash activities among CCT, other subsidiaries, and the VIE and its subsidiaries. During the year ended December 31, 2022, (i) CCT provided an aggregate of capital contribution of RMB137.2 million to other subsidiaries; (ii) CCT provided an intercompany loan of RMB34.8 million to the VIE and its subsidiaries. These transactions were eliminated at the consolidation level.

	Year ended December 31, 2021
	CCT	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	—	(24,000)	—	24,000	—	—
Net cash provided by transactions with third-parties	(22,275)	(17,569)	(750)	(147,000)	—	(187,594)

Net cash used in operating activities	(22,275)	(41,569)	(750)	(123,000)	—	(187,594)

Investments in and loans to other subsidiaries(6)	(223,150)	—	—	—	223,150	—
Investments in and loans to VIE and its subsidiaries(6)	(81,609)	(134,000)	—	—	215,609	—
Cash received from intra-Group loan to VIE and its subsidiaries(6)	—	1,300	200	—	(1,500)	—
Net cash used in transactions with third-parties	(63,757)	(678)	—	(895)	—	(65,330)
Net cash (used in)/provided by investing activities	(368,516)	(133,378)	200	(895)	437,259	(65,330)

Capital contribution from parent company(6)	—	223,150	—	—	(223,150)	—

Loans received from parent company(6)	—	—	—	81,609	(81,609)	—
Loans received from other subsidiaries(6)	—	—	—	134,000	(134,000)	—
Cash repayment of borrowings under loan from other subsidiaries(6)	—	—	—	(1,300)	1,300	—
Cash repayment of borrowings under loan from WFOE(6)	—	—	—	(200)	200	—
Net cash provided by/(used in) transactions with third-parties	645,687	—	—	(40,685)	—	605,002
Net cash used in transactions with related parties	—	—	—	(21,328)	—	(21,328)

Net cash provided by/(used in) financing activities	645,687	223,150	—	152,096	(437,259)	583,674

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(2,958)	1,047	—	—	—	(1,911)
Net increase/(decrease) in cash and cash equivalents and restricted cash	251,938	49,250	(550)	28,201	—	328,839
Cash, cash equivalents and restricted cash at the beginning of the period	1,012	83	1,013	36,437	—	38,545
Cash, cash equivalents and restricted cash at the end of the period	252,950	49,333	463	64,638	—	367,384

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the fiscal year ended December 31, 2021, the total amount of the service fees that charged by VIE and WFOE under the relevant agreements was RMB21.5 million. In the fiscal year ended December 31, 2021, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB24.0 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2021 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6)	Represents the elimination of intra-group investments and loans related cash activities among CCT, other subsidiaries, and the VIE and its subsidiaries. During the fiscal year ended December 31, 2021, (i) CCT provided an aggregate of capital contribution of RMB223.2 million to other subsidiaries; (ii) CCT provided an intercompany loan of RMB81.6 million to the VIE and its subsidiaries; (iii) other subsidiaries made intercompany loan of RMB134.0 million to the VIE and the subsidiaries; and (iv) the VIE and its subsidiaries repaid to other subsidiaries and WFOE of RMB1.5 million of borrowings under the intercompany loan. These transactions were eliminated at the consolidation level.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We face various legal and operational risks and uncertainties related to doing business in China, as us, through WFOE and the Affiliated Entities, conducts our operations in China. We are subject to complex and evolving laws and regulations in China. The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with very short notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For example, we face risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. See “—D. Risk Factors — Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. Our auditor, PricewaterhouseCoopers Zhong Tian LLP, is an independent registered public accounting firm headquartered in Shanghai, China. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA as it was originally passed from three years to two, and thus, reduced the time before our securities may be prohibited from trading or delisted. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of us and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCAA if needed. Because the registered accounting firm of us is headquartered in Shanghai, China, if the PRC government adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer” following the filing of the annual report for the relevant fiscal year. In accordance with HFCAA, our securities will be delisted from the Nasdaq Stock Market, and will not be permitted for trading over the counter if we are identified as a Commission-identified Issuer for two consecutive years under the HFCAA and the CAA. See “— D. Risk Factors — Risks Related to Our Securities — Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.”

Regulatory licenses for our operations in China

Many aspects of our business depend on obtaining and maintaining licenses, approvals, permits or qualifications from PRC regulators. Obtaining such approvals, licenses, permits or qualifications depends on our compliance with regulatory requirements. PRC regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement laws and regulations. Based on PRC laws and regulations currently in effect and the legal advice of our PRC legal counsel, Han Kun Law Offices, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, the PRC Subsidiaries and the Affiliated Entities have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (1) each of the PRC Subsidiaries and the Affiliated Entities has obtained a business license; (2) the VIE, through which the PRC Subsidiaries conduct their VATS business, has obtained a value-added telecommunications license for internet information services; and (3) Cheche Insurance Sales & Service Co., Ltd. has obtained the insurance intermediary license. Apart from these licenses and approvals, the PRC Subsidiaries and the Affiliated Entities may not be able to maintain existing licenses, permits and approvals and the government authorities may subsequently require the PRC Subsidiaries and the Affiliated Entities to obtain any additional licenses, permits and approvals. If the PRC Subsidiaries and the Affiliated Entities fail to obtain the necessary licenses, permits and approvals or inadvertently conclude that any permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and the PRC Subsidiaries or the Affiliated Entities are required to obtain such permissions or approvals in the future, the PRC Subsidiaries and the Affiliated Entities may be subject to fines, confiscation of revenues generated from incompliant operations or the suspension of relevant operations. The PRC Subsidiaries and the Affiliated Entities may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact us. See “— D. Risk Factors — Risks Related to Doing Business in China — Our business is subject to complex and evolving laws and regulations, many of which are subject to change and uncertain interpretation, which could result in changes to our business practices, reduced revenue and increased compliance costs or otherwise harm our business. Any failure to comply with laws or regulations may subject us to fines, injunctions and other penalties that could harm our business.”

CAC Approval

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”). The Opinions stressed the need to strengthen the administration over illegal securities activities and the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-related overseas listed companies.

On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulation”), which has not yet become effective. The Draft CAC Regulation provides that data processors that conduct the following activities must apply for cybersecurity review: (1) merger, reorganization or spin-off of Internet platform operators holding a large amount of data resources related to national security, economic development or public interests, which may have an adverse effect on national security; (2) data processors intending to list their securities on a foreign stock exchange that handle personal information of more than one million people; (3) data processors intending to list their securities on a stock exchange in Hong Kong which may have an adverse effect on national security; and (4) other data processing activities that may have an adverse effect on national security.

On December 28, 2021, the CAC, jointly with 12 other governmental authorities, promulgated the revised Cybersecurity Review Measures (2021), which became effective on February 15, 2022. According to the Cybersecurity Review Measures (2021), critical information infrastructure operators that intend to purchase internet products and services which may have an adverse effect on national security must apply for cybersecurity review. Meanwhile, online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review. In the meantime, the governmental authorities have the discretion to initiate a cybersecurity review on any data processing activity if they deem such a data processing activity affects or may affect national security. The specific implementation rules on cybersecurity review are subject to further clarification by subsequent regulations.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data to overseas apply to CAC for security assessments if: (1) data processors provide important data to overseas parties; (2) critical information infrastructure operators and data processors process personal information of more than one million individuals provide personal information to overseas parties; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas parties since January 1 of the previous year, provide personal information to overseas parties; and (4) other scenarios required by the CAC to apply for security assessments are met. In addition, these measures require data processors to carry out self-assessments of risks of providing data to overseas parties before applying to the CAC for security assessments.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. We believe that such requirement for cybersecurity review under the Draft CAC Regulation, if effective in the current form, and revised Cybersecurity Review Measures (2021), are applicable to the PRC Subsidiaries and the VIE. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures (2021), we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures (2021).

CSRC Filing

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

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provides that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures, which filing shall be submitted within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Guidance for Application of Regulatory Rules – Overseas Offering and Listing No. 1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. In addition, according to the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Enterprises published by CSRC on its official website on February 17, 2023, companies that have already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the required CSRC filing procedure, the completion of which will be published on the CSRC website, before such companies’ overseas issuance and listing.

We completed the filing procedures in connection with the Business Combination under the Overseas Listing Trial Measures on September 14, 2023, and the result of such CSRC approval was posted on the official website of the CSRC on the same date. Pursuant to the Overseas Listing Trial Measures, we may need to complete filing procedures for future offshore fund-raising activities, including conducting follow-on offering in the United States. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in forced rectification, warnings and fines against us and could materially hinder our ability to raise fund overseas. See “—D. Risk Factors — Risks Related to Doing Business in China — The filing with the CSRC may be required in connection with future overseas fund-raising activities, and we cannot predict whether we will be able to obtain such approval or complete such filing.”

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

●	in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

●	during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies or securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

●	working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

Any failure or perceived failure by us to comply with the Archives Rules and the confidentiality requirements and other PRC laws and regulations may result in us being held legally liable by competent authorities.

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in This annual report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, results of operations, and growth prospects would likely be materially and adversely affected. This annual report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Forward-Looking Statements.”

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

Risks Related to Doing Business in China

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer our securities to investors, and cause the value of our securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	Chinese government has significant authority to intervene or influence our operations at any time, and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. For details, see “ — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities,” “— Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment,” “— The filing with the CSRC may be required in connection with future overseas fund-raising activities, and we cannot predict whether we will be able to obtain such approval or complete such filing.”

●	Our securities may be delisted under the HFCAA if the PCAOB is unable to inspect auditors who are located in mainland China and Hong Kong. For details, see “ — D. Risk Factors — Risks Related to Doing Business in China — The PCAOB has historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report, and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived investors with the benefits of such inspections,” and “— Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.”

●	We are subject to impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations. For details, see “ — D. Risk Factors — Risks Related to Doing Business in China — The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities,” and “— Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.”

●	We are subject to uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice. For details, see “ — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.”

Risks Related to Our Securities

●	The price of our securities may be volatile, and the value of our securities may decline.

●	The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	A significant portion of our outstanding shares may be sold in the public market, which could cause the market price for our Class A ordinary Shares to decline.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are not subject to U.S. proxy rules and are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and will conduct substantially all of our operations in China, and a majority of our directors and executive officers will reside outside of the United States.

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

Our net revenue was RMB1,735.4 million, RMB2,679.1 million and RMB3,301.4 million in 2021, 2022 and 2023 respectively. Our gross profit was RMB80.8 million, RMB142.3 million and RMB140.2 million in 2021, 2022 and 2023, respectively. We may not achieve similar growth rates in future periods as we expand our operations. You should evaluate our business and prospects in light of the risks and challenges that we are likely to face as a company seeking to develop in a rapidly evolving market.

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

In September 2020, the CBIRC (currently known as the NFRA) issued the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance. These opinions provided guidance for insurance carriers to (1) optimize actuarial and pricing practices, (2) expand protection coverages, and (3) enhance customer service quality for auto insurance. For commercial auto insurance products, insurance carriers must lower the cap on expense ratios from 35% to 25% of insurance premiums. Insurance carriers are also encouraged to optimize their cost structures to maintain higher loss ratios, from 65% to 75% of commercial auto insurance premiums. As a result, insurance carriers received lower premiums from selling commercial auto insurance, which adversely affected the service fees that we received from facilitating the sale of commercial auto insurance through our Easy-Insur since October 2020, and through Insurance Marketplace between October 2020 and April 2024, when we ceased to offer Insurance Marketplace due to strategic adjustment of our business.

PRC regulatory authorities have published regulations requiring insurance carriers and insurance intermediaries to register salespersons of insurance products with the CBIRC (currently known as the NFRA) before such salespersons begin practicing. Insurance intermediaries that engage in sales activities of insurance products with unregistered salespersons may be subject to warnings, fines and other penalties by regulatory authorities. However, due to the lack of detailed interpretation, the exact definition and scope of “sales activities” is unclear. Considerable uncertainties exist with respect to the interpretation of existing laws and regulations and new laws and regulations governing sales activities of insurance products. We may need to adjust our business model in response to evolving regulatory requirements.

PRC government authorities have also become increasingly vigilant in enforcing laws and regulations governing the digital auto insurance transaction industry. For example, pursuant to the Regulatory Measures for Risks in the Outsourcing of Information Technology by Banking and Insurance Institutions (the “Outsourcing Measures”) issued by the CBIRC (currently known as the NFRA) on December 30, 2021, adoption of our SaaS solution services and products by insurance carriers and insurance intermediaries may be deemed as their outsourcing of information services, and as a result, we must meet the outsourcing requirements of the Outsourcing Measures. We may from time to time be required to conduct self-inspections and rectify any non-compliance with regulatory requirements. As of the date of this annual report, we have conducted self-inspections in accordance with regulatory requirements and believes that we have rectified all material non-compliance identified in these inspections.

We may not have always been in full compliance with all applicable laws and regulations. For example, we used to offer insurance consumers small rewards to incentivize them to purchase insurance products through our platform. PRC regulators may deem these rewards to have violated PRC laws and regulations, which prohibit insurance intermediaries from offering insurance consumers benefits not stipulated in the relevant insurance contracts. We ceased offering these rewards to insurance consumers in late 2019. However, PRC regulators may impose retroactive administrative penalties on us for past rewards. As of the date of this annual report, we are not aware of any active inquires or investigation by relevant regulators with respect to the imposition of retroactive administrative penalties on us for such historical practices.

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

Based on PRC laws and regulations currently in effect and the legal advice of our PRC legal counsel, Han Kun Law Offices, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, the PRC Subsidiaries and the Affiliated Entities have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (1) each of the PRC Subsidiaries and the Affiliated Entities has obtained a business license; (2) the VIE, through which the PRC Subsidiaries conduct their VATS business, has obtained a value-added telecommunications license for internet information services; and (3) Cheche Insurance Sales & Service Co., Ltd. has obtained the insurance intermediary license.

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

We have incurred net losses since our inception. We incurred net losses of RMB146.5 million, RMB91.0 million and RMB159.6 million in 2021, 2022 and 2023, respectively. We had operating cash outflow of RMB187.6 million, RMB158.9 million and RMB27.0 million in 2021, 2022 and 2023, respectively. We must grow our revenues to become profitable, and, even if we do, we may not maintain or increase our profitability. We expect to incur losses for the foreseeable future as we invest substantial financial and other resources in, among other things:

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

While we historically focused on the auto insurance market, we have expanded into the non-auto insurance market in recent years to diversify our revenues. Our management believes that as non-auto insurance market develops, insurance carriers offering auto-insurance products are expected to have more opportunities to sell across different types of insurance products by utilizing their mature marketing channels, and non-auto insurance products tend to have more favorable margins. However, we may incur significant costs in research and development, recruiting additional personnel and engaging more third-party service providers to develop our non-auto insurance business, and such investment may not generate expected returns. Moreover, the non-auto insurance market may not develop as we expect. If we fail to diversify our revenues, our revenues may grow at a slower rate than we anticipate, and our business, financial condition and results of operations may be adversely affected.

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

We had a nationwide network of over 400 service personnel in 24 provinces, autonomous regions and municipalities in China as of December 31, 2023. Our service personnel negotiate service fees and other contract terms with insurance carrier customers and facilitate the settlement and issuance of auto insurance policies to end consumers. We face significant challenges and risks in managing our geographically dispersed network. If one or more of our service personnel were to depart and join a competitor, they may divert business from us to our competitor, which could materially adversely affect our business.

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

For example, insurance industry associations across China voluntarily agreed to limit the fee rates that insurance carriers pay insurance intermediaries, which resulted in industry-wide fee decreases for insurance intermediaries in accordance with the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, which was promulgated and implemented by the CBIRC (currently known as the NFRA) on January 14, 2019. Government regulations also prohibit insurance carriers in China from paying insurance intermediaries more than what they report to the CBIRC (currently known as the NFRA) and require insurance intermediaries to keep a true and complete record of the amount and collection of commission. In practice, some insurance carriers pay insurance intermediaries additional fees in the form of fees for consulting, technical support or marketing services or through other means. The CBIRC (currently known as the NFRA) punished some insurance carriers and insurance intermediaries for this practice. Historically, we charged third-party automobile service companies referral fees, as we referred insurance carrier customers and each unique insurance policy underwritten by them to third-party car services companies in 2020, which may be recognized by the CBIRC (currently known as the NFRA) as commission received from insurance carrier customers. We terminated such referral services in 2021. Although we have ceased these payment practices, the NFRA may still penalize us for having received such referral revenue. As of the date of this annual report, we are not aware of any announcement by the NFRA to impose penalties for such historical payment practices.

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

Our business may be adversely affected if we are unable to maintain relationship with our insurance carriers, in particular certain group-wide insurance carrier conglomerates in China, as well as our referral partners and third-party platforms.

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

We expect that as our business grows, we will need additional working capital. We have entered into financing arrangements to manage our working capital needs. For example, we were granted a credit facility of RMB10.0 million in 2022 to support our operations, and drew down RMB10.0 million on June 30, 2022. We were also granted a credit facility of RMB10.0 million to support our operations on June 14, 2023, and drew down RMB4.0 million and RMB6.0 million on June 29, 2023. On May 6, 2023, we were granted a credit facility of RMB50 million by China Merchants Bank to support our operations without financial covenants, which was jointly guaranteed by Baodafang Technology Co., Ltd., Cheche Ningbo and Cheche Insurance and under which there has been no drawdown as of the date of this annual report. These financing arrangements may not continue to be available on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.

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

We had connected our platform with the core technology systems of approximately 60 insurance carriers as of December 31, 2023. As a result, the safety and stability of system connections are critical to the user experience on our platform and insurance carriers’ confidence in our technology, as well as our operating efficiency. If our system connections with insurance carriers experience disruptions or suspensions, or attacks by external sources, our operations could be materially adversely affected.

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

As of the date of this annual report, we had not experienced severe interruptions or delays in our technology systems, services or products. However, we could be subject to such interruptions and delays in the future. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

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

Our operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. In particular, Mr. Lei Zhang, our founder and chief executive officer, is critical to the management of our business and the development of our strategic direction. While we have provided various incentives to our management, we may be unable to retain their services.

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

We lease a significant number of properties from third parties for our business. As of December 31, 2023, we leased a total gross floor area of over 9,800 square meters, which we primarily used for office space. We may need to relocate for a number of reasons. For example, we may not be able to renew our leases, and may move to more premium locations or relocate our operations. In those cases, we may not be able to locate desirable alternative sites for our offices under favorable terms.

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

As of the date of this annual report, we are not aware of any material actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases terminate as a result of challenges by third parties or governmental authorities due to a lack of title certificates or proof of authorization to lease, we may relocate the affected offices or warehouses and incur additional expenses.

Our risk management systems may not assess or mitigate all risks to which we are exposed.

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

The COVID-19 pandemic could adversely affect our business, results of operations and financial condition.

Our business could be harmed by the outbreak of COVID-19. The outbreak and protective public health measures undertaken by governments, businesses and individuals to contain the spread of COVID-19 adversely affected workforces, businesses and other organizations, economies and financial markets globally, leading to an economic downturn and increased market volatility.

Our business, results of operations and financial condition could suffer if, as a result of the COVID-19 pandemic, demand for automobiles or our services and products for digital insurance transactions and insurance SaaS solutions declines, our insurance carrier customers seek to renegotiate their commission and fee arrangements with it, the policyholders to whom we have sold policies stop making their premium payments, or we fail to maintain and grow our relationships with referral partners.

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

Our 2019 Equity Incentive Plan and 2023 Equity Incentive Plan allow us to grant share-based compensation awards to employees, directors and outside consultants to incentivize their performance and align their interests with us. Under the 2019 Equity Incentive Plan and 2023 Equity Incentive Plan, we are authorized to grant options, restricted shares, restricted share units and other types of awards. We recognized share-based compensation expenses in our consolidated financial statements in accordance with U.S. GAAP.

As of December 31, 2023, options and restricted share awards that covered an aggregate of 10,756,210 Class A Ordinary Shares were granted and outstanding under the 2019 Equity Incentive Plan and 2023 Equity Incentive Plan. In 2021, 2022 and 2023, we recorded share-based compensation expenses of RMB18.5 million, RMB16.2 million and RMB110.0 million, respectively. We may continue to record share-based compensation expenses in relation to such share option grants, and we plan to grant options and other types of awards under the 2019 Equity Incentive Plan and 2023 Equity Incentive Plan, as we believe the granting of share-based compensation helps us attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may adversely affect our results of operations.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and each of the PRC Subsidiaries is a foreign-invested enterprise (“FIE”). To comply with PRC laws and regulations, we conduct our business in China through the VIE and the Affiliated Entities pursuant to a series of contractual arrangements among WFOE, the VIE and its shareholders. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” We, our subsidiaries and the investors do not have an equity ownership in, direct foreign investment in, or control through such ownership or investment of the VIE. The contractual arrangements with respect to the VIE are not equivalent to an equity ownership in the business of the VIE. Any references in this annual report to control or benefits that accrue to us and our subsidiaries because of the VIE are limited to, and subject to conditions for consolidation of, the VIE under U.S. GAAP. Consolidation of VIE under U.S. GAAP generally occurs if we or our subsidiaries (1) have an economic interest in the VIE that provides significant exposure to potential losses or benefits from the VIE and (2) have power over the most significant economic activities of the VIE. For accounting purposes, we are the primary beneficiary of the VIE. In addition, the contractual agreements governing the VIE have not been tested in a court of law.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. We completed the CSRC filing procedures under the Overseas Listing Trial Measures for the Business Combination on September 14, 2023. If we, the PRC Subsidiaries or the Affiliated Entities fail to complete the filing with the CSRC for any future offering, or any other capital raising activities which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds from such overseas fund-raising activities could be materially and adversely affected, and we may even need to unwind the contractual arrangements or restructure the business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

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

Uncertainties in the PRC legal system could limit the abilities of us and the PRC Subsidiaries to enforce these contractual arrangements. For example, there have been very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. In addition, in the PRC, rulings by arbitrators are final, and parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event that we and the PRC Subsidiaries cannot enforce the contractual arrangements with respect to the VIE, or suffer significant delays or other obstacles in enforcing these contractual arrangements, we and the PRC Subsidiaries may not be able to consolidate the financial results of the Affiliated Entities. As a result, the ability of us and PRC Subsidiaries to conduct our business, and our financial condition and results of operations may be materially adversely affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.” In addition, as of the date of this annual report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd. were frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party, which may affect the enforcement of the option of the WFOE under the contractual arrangements. See “—Risks Related to Our Corporate Structure—The VIE’s shareholders may have potential conflicts of interest with us, the PRC Subsidiaries and the Affiliated Entities, which may materially adversely affect our business and financial condition.”

The VIE’s shareholders may have potential conflicts of interest with us, the PRC Subsidiaries and the Affiliated Entities, which may materially adversely affect our business and financial condition.

The interests of the VIE’s shareholders may differ from the interests of us, the PRC Subsidiaries and the VIE. When conflicts of interest arise, any or all of these individuals or entities may not act in the best interests of us, the PRC Subsidiaries and/or the Affiliated Entities, and any conflicts of interest may not resolve in the favor of us, the PRC Subsidiaries and/or the Affiliated Entities. In addition, these individuals or entities may breach or cause the VIE and the PRC Subsidiaries to breach or refuse to renew existing contractual arrangements with WFOE.

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

As of the date of this annual report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd. were frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party. Under applicable PRC laws, (1) the frozen equity interests in the VIE cannot be sold, transferred, or disposed of in any manner from July 28, 2022 to July 27, 2025, unless such freezing was released by a competent court; and (2) if a competent court rules to auction off the frozen equity interests, the proceeds from the auctioning and sale of the frozen equity interests by competent court shall be firstly distributed to pledgee, i.e. the WFOE, thereafter the remaining proceeds (if any), shall be used to settle the claims of the creditor applying with court for enforcement. Therefore, uncertainties remain with respect to the enforcement of the option of the WFOE to purchase such frozen equity interests under the exclusive option agreement among us, WFOE, the VIE and shareholders of the VIE, dated June 18, 2021, which may be subject to the auction process by the competent court. However, as that such equity interests had been pledged to WFOE prior to the freezing, we do not believe the freezing of the above-mentioned equity interests in the VIE will cause any material impact to our operations.

We may rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of the PRC Subsidiaries to pay dividends to us could adversely affect our ability to conduct our business.

We rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries, in particular, WFOE, Cheche Ningbo, which in turn relies on consulting and other fees paid to it by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt that we may incur. Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC Subsidiaries and the Affiliated Entities can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserve fund. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB448.0 million and RMB328.5 million as of December 31, 2022 and 2023, respectively. If the PRC Subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require one of the PRC Subsidiaries, Cheche Ningbo to adjust our taxable income under the contractual arrangements that we currently have in place with the VIE in a manner that would materially adversely affect our ability to pay dividends and other distributions to us.

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

As of December 31, 2023, we reported accumulated loss and had no retained earnings for offshore dividend distributions. We intend to re-invest all the future earnings of the PRC Subsidiaries in our operations in China. We could be subject to significant withholding taxes if the PRC Subsidiaries decide to pay dividends to offshore entities. The tax authorities may also challenge our determination that we qualify for the reduced withholding tax of 5% under the Arrangements for dividends paid from the PRC Subsidiaries to the Hong Kong Subsidiaries, and the Hong Kong Subsidiaries may not be able to complete the tax filings to enjoy the reduced withholding tax rate.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises (“SAFE Circular 19”), which took effect on June 1, 2015, and was partially repealed on December 30, 2019 and latest amended on March 23, 2023. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of FIEs and allows FIEs to settle their foreign exchange capital at their discretion. However, SAFE Circular 19 prohibits FIEs from using the Renminbi funds converted from their foreign exchange capital for expenditures beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective in June 2016, and was amended on December 4, 2023. Pursuant to SAFE Circular 16, enterprises registered in China may convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China.

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

We conduct our business in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced to a significant degree by the PRC political, economic and social conditions. The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data overseas apply to CAC for security assessments if: (1) data processors provide important data overseas; (2) critical information infrastructure operators or data processors process personal information of more than one million individuals provide personal information to overseas parties; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas parties; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data overseas before applying to the CAC for security assessments. As of the date of this annual report, the Measures for the Security Assessment of Cross-Border Transfer of Data has not materially affected our business or results of operations. Since the Measures for the Security Assessment of Cross-Border Transfer of Data was newly enacted, there remain substantial uncertainties about its interpretation and implementation, and it is unclear whether the relevant PRC regulatory authority would reach the same conclusion as us.

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

On August 3, 2023, the CAC published the Administrative Measures for Personal Information Protection Compliance Audits (Draft for Comment), which was open for public comments until September 2, 2023. According to such draft, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than one million individuals shall carry out a compliance audit of personal information protection at least once a year. Other personal information processors are required to conduct a compliance audit of personal information protection at least once every two year.

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

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures (2021), we applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures (2021). We have not received any material adverse findings in such cybersecurity review and we are in compliance with the existing regulations and policies by the CAC regarding the Cybersecurity Review Measures (2021) as of the date of this annual report. However, it remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the measures, which may have a material adverse impact on our future capital raising activities, or even retrospectively, on the Business Combination and the listing of our securities on Nasdaq. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we face uncertainty as to whether any review or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our business or to face other penalties, which could materially and adversely affect our business, results of operations and financial condition, and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors. In addition, if any of these events causes us unable to direct the VIE’s activities or lose the right to receive the economic benefits of the Affiliated Entities, we may not be able to consolidate the Affiliated Entities into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our securities to significantly decline or become worthless.

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

On August 8, 2006, six PRC regulatory agencies jointly adopted M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that require that an offshore special purpose vehicle formed for the purpose of an overseas listing of equity interests in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s equity securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

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

In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us, the PRC Subsidiaries or the Affiliated Entities or otherwise tighten the regulations on overseas listing of PRC domestic companies, or subsequent offshore fund-raising activities. To the extent that our future offshore fund-raising activities is subject to any CSRC approval, filing, other governmental authorization or requirements, we cannot assure you that we, the PRC Subsidiaries or the Affiliated Entities could obtain such approval or meet such requirements in a timely manner or at all. Such failure may subject us, the PRC Subsidiaries or the Affiliated Entities to fines, penalties or other sanctions which may have a material adverse effect on our business and financial condition.

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

In July 2021, the CAC and other related authorities released the draft amendment to the Cybersecurity Review Measures for public comments through July 25, 2021, the final version of which became effective on February 15, 2022. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Internet Security.” We, the PRC Subsidiaries and the Affiliated Entities are subject to enhanced cybersecurity review. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures (2021), we applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures (2021). However, we, the PRC Subsidiaries could become subject to other relevant investigations launched by PRC regulators in the future. Any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of our applications from the relevant application stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may materially adversely affect our business, financial condition or results of operations.

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

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any material hedging transactions to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure. In addition, currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The PCAOB has historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report, and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived investors with the benefits of such inspections.

The independent registered public accounting firm that issues the audit report of us included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before the end of 2022. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Furthermore, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. As a result the value of our securities will decline significantly or become worthless.

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

In addition, certain of the PRC Subsidiaries and the Affiliated Entities provide social security insurance through third-party human resources agencies to pay social insurance premiums and make contributions to housing funds. Under the agreements entered into between the third-party human resources agencies and the PRC Subsidiaries, the Affiliated Entities and their relevant subsidiaries, the third-party human resources agencies are obligated to pay social insurance premiums and housing funds for employees of these entities. Such arrangement may be deemed as a failure to comply with the relevant PRC laws and regulations which require an employer to pay social insurance premiums and make contributions to housing funds. Furthermore, if the third-party human resource agencies fail to pay the social insurance premiums or housing fund contributions for and on behalf of employees as required under applicable PRC laws and regulations, the PRC Subsidiaries, the Affiliated Entities and their subsidiaries may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge their obligations to pay social insurance and housing funds as an employer. In addition, we have accrued in the financial statements but not made full contributions to the social insurance plans and the housing provident fund for employees as required by the relevant PRC laws and regulations. As of this annual report, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard.

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

According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without PRC government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, as of the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, and, accordingly, it remains unclear as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States. See also “— Risks Related to Our Securities — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and will conduct substantially all of our operations in China, and a majority of our directors and executive officers will reside outside of the United States.”

Risks Related to Our Securities

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to any established criteria of the value of our business and prospects, and the market price of our securities may fluctuate substantially. In addition, the trading price of our securities have been, and is likely to continue to be volatile, and could fluctuate widely in response to various factors, some of which are beyond our control. The volatility of and fluctuations in the trading price of our Class A Ordinary Shares could cause you to lose all or part of your investment. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by our or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by our shareholders or warrant holders;

●	significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

●	our involvement in material litigation;

●	conditions or developments affecting the digital insurance industry in China;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this annual report, there are 13,726,877 warrants issued and outstanding, consisting of 10,802,764 Public Warrants, 2,860,561 Sponsor Warrants, and 63,552 Innoven Warrants. The Warrants will not become exercisable until 30 days after the Closing (provided that at the time of such exercise a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares underlying the Public Warrants is effective and a prospectus relating thereto is current), and will expire five years after the Closing. A registration statement on Form F-1 (Registration No. 333-274806) covering the issuance of the Class A Ordinary Shares underlying the Warrants has been filed with the SEC. Each Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. To the extent the Warrants and the Innoven Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Class A Ordinary Shares. The exclusive forum provision in the amended and restated warrant agreement can result in increased costs to investors to bring a claim.

A significant portion of our outstanding shares may be sold in the public market, which could cause the market price for our Class A Ordinary Shares to decline.

The sale of our Class A Ordinary Shares by existing shareholders in the public market, or the perception that such sales could occur, could increase the volatility of the market price of the Class A Ordinary Shares or result in a significant decline in the public trading price of the Class A Ordinary Shares, even if our business is doing well. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The lock-up restrictions applicable to former shareholder of CCT expired on March 14, 2024. Furthermore, 4,261,052 Class A Ordinary Shares as well as 2,860,561 Warrants (collectively, the “Sponsor Securities”) held by the Sponsor are subject to lock-up and transfer restrictions pursuant to the terms of the Sponsor Support Agreement dated January 29, 2023, as amended on September 13, 2023, which may not be released until the earliest of (1) the consummation of a change of control of us after the Acquisition Closing, (2) the first date that the closing price of the Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period after the first anniversary of Acquisition Closing, (3) with respect to twenty seven and one half percent (27.5%) of the Sponsor Securities six months after the Acquisition Closing (i.e., March 14, 2024), (4) with respect to an additional twenty seven and one half percent (27.5%) of the Sponsor Securities twelve months after the Acquisition Closing, and (5) with respect to forty five percent (45.0%) of the Sponsor Securities twenty four months after the Acquisition Closing. Following the expiration of the applicable lock-up period described in this this annual report and as restrictions on resale end and registration statements are available for use, the market price of the Class A Ordinary Shares could decline if the holders of restricted or locked up shares sell them or are perceived by the market as intending to sell them. These sales, or the perception in the market that such sales could occur, could reduce the market price of the Class A Ordinary Shares.

The warrant agreement relating to the Warrants provides that we agree that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit warrant holders’ ability to obtain what they believe to be a favorable judicial forum for disputes related to the A&R Warrant Agreement.

In connection with the Business Combination, we entered into the A&R Warrant Agreement on August 7, 2023, which relates to the Warrants. Under the A&R Warrant Agreement, we, in collaboration with the warrant agent, are required to deliver Class A Ordinary Shares to warrantholders, provided that they duly exercise their Warrants and make payment in accordance with the terms of the A&R Warrant Agreement. Disputes with warrantholders may arise in connection with the performance of our contractual obligations under the A&R Warrant Agreement. The A&R Warrant Agreement provides that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act but as discussed below, will not apply to claims under the Exchange Act.

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

The exclusive forum provision in the A&R Warrant Agreement may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes related to the A&R Warrant Agreement, which may discourage such lawsuits against us and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Our Warrants may never be in the money, and they may expire worthless.

The exercise price for our Warrants is $11.5 per share (subject to adjustment as described in the A&R Warrant Agreement), which exceeds the market price of our Class A Ordinary Shares, which was $2.02 based on the closing price of our Class A Ordinary Shares on Nasdaq on April 23, 2024. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants.

We may redeem your unexpired the Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Warrants worthless.

After the Closing, subject to the terms of the A&R Warrant Agreement, we have the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, if, among other things, the Reference Value (as defined in the A&R Warrant Agreement) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like). If and when the Warrants become redeemable, we may exercise such redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Assumed Public Warrants as described above could force you to (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is expected to be substantially less than the market value of the Warrants.

In addition, we will have the ability to redeem the outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of Class A Ordinary Shares determined based on the redemption date and the fair market value of such Class A Ordinary Shares. The value received upon exercise of the Warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of Class A Ordinary Shares to be received is capped at 0.361 shares of Class A Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the Warrants.

None of the Sponsor Warrants will be redeemable so long as they are held by the Sponsor or its permitted transferees. However, we will have the ability to redeem the Sponsor Warrants once such Sponsor Warrants are transferred (other than to Sponsor’s permitted transferees), provided that the criteria for redemption as set forth in the A&R Warrant Agreement are met.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are not subject to U.S. proxy rules and are exempt from certain provisions applicable to U.S. domestic public companies.

We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others, (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers such as us are required to file their annual report on Form 20-F within four months of the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. In addition, we currently intend to publish our financial results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers.  As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

We do not intend to have a compensation committee and a nominating and corporate governance committee consisting entirely of independent directors, or hold annual meeting of shareholders. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

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

The price of our securities has fluctuated, and may continue to fluctuate significantly due to the market’s reaction to our financial performance, results of operations, and general market and economic conditions. An active trading market for our securities may not be sustained. In addition, the price of our securities may vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are delisted from the Nasdaq Stock Market and are quoted on over-the-counter market, the liquidity and price of our securities may be more limited than if our securities were quoted or listed on the Nasdaq Stock Market or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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

In connection with the audit of our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (1) our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in the application of U.S. GAAP related to accounting treatment for certain equity transactions, leases and expected credit losses of receivables, and (2) our lack of formal financial closing policies and effective control over the periodic financial closing procedures and the preparation and review of the consolidated financial statements, which resulted in adjustments related to revenue, cost of sales, expenses cut-off and disclosures to the financial statements. We are in the process of implementing a number of measures to address the material weaknesses identified. See “Item 15. Controls and Procedures — Internal Control over Financial Reporting.” However, we cannot guarantee that these measures may fully remediate the material weaknesses in our internal control over financial reporting, or we may not be able to conclude that they have been fully remediated.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2024, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

Once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management and independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. As a result, we may incur significant expenses and devote substantial effort to expand our accounting and finance functions. We were previously not required to test our internal controls within a specified period, and as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

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

Our outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes at general meetings of our shareholders. As of the date of this annual report, Mr. Lei Zhang beneficially owns all of Class B Ordinary Shares, representing approximately 24.6% of our issued and outstanding share capital, and approximately 49.4% of voting power. This concentration of ownership and the protective provisions in the Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale and reducing the price of the Class A Ordinary Shares. As a result of the foregoing, the value of your investment could be materially reduced.

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

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (i) following the fifth anniversary of the consummation of the Business Combination, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

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

As a public company, we will incur significant legal, accounting and other expenses, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the continued listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

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

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50%of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes and based upon our historical income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we (or any of our subsidiaries) are or will become a PFIC for the current or any subsequent taxable year is a factual determination that depends on, among other things, the composition of our income and assets (which may differ from our historical results and current projections) and the market value of our securities. If we retain significant amounts of liquid assets or if our market capitalization declines, our risk of being classified as a PFIC may substantially increase. The PFIC status is a factual determination that must be made annually at the close of each taxable year, and, thus, we cannot assure you that we will not be a PFIC for the current or subsequent taxable years.

If we (or any of our subsidiaries) are a PFIC for any taxable year, a U.S. Holder of our securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Item.10 Additional Information—E. Taxation—Certain Material U.S. Federal Income Tax Consequences—Passive foreign investment company rules.” U.S. Holders of our securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to us and the ownership of our securities.

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

We are an exempted company incorporated in the Cayman Islands with limited liability on January 3, 2023. Our principal executive office is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, People’s Republic of China and its telephone number is +86 10 5083-0911. Our website address is IR@chechegroup.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this annual report.

Business Combination with Prime Impact

On September 14, 2023, we consummated the business combination with Prime Impact, pursuant to the Business Combination Agreement dated January 29, 2023, by and among Prime Impact, the Company, Merger Sub, and CCT. Following the Business Combination, our Class A Ordinary Shares and the Warrants to purchase our Class A Ordinary Shares are listed on Nasdaq under the symbols “CCG” and “CCGWW,” respectively.

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

At the Initial Merger Effective Time, pursuant to the Initial Merger: (1) each ordinary share of the Company, par value $0.00001 per share, issued and outstanding immediately prior to the Initial Merger Effective Time were redeemed for par value; (2) each then issued and outstanding Class A ordinary share of Prime Impact, par value $0.0001 per share and Class B ordinary share of Prime Impact, par value $0.0001 per share, were canceled and convert automatically, on a one-for-one basis, into one Class A ordinary share of the Company, par value $0.00001 per share (the “Class A Ordinary Shares”); and (3) each then issued, outstanding and unexercised whole warrant exercisable for one Class A ordinary share of Prime Impact (including public warrants sold as part of the units in Prime Impact’s initial public offering, and warrants sold to the Sponsor) were assumed and converted automatically into one whole warrant exercisable for one Class A Ordinary Share (each resulting warrant, a “Warrant”).

On the Closing Date and immediately prior to the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), each preferred share of CCT then issued and outstanding immediately prior to the Acquisition Merger Effective Time were converted automatically into a number of ordinary shares, par value $0.00001 per share, of CCT at the then-effective conversion rate in accordance with CCT’s sixth amended and restated articles of association (the “Conversion”).

At the Acquisition Merger Effective Time, pursuant to the Acquisition Merger: (1) each ordinary share of CCT, par value $0.00001 per share (the “CCT Ordinary Shares”), including CCT Ordinary Shares resulting from the Conversion, that were (i) then issued and outstanding and (ii) held in CCT’s treasury, were canceled and converted into the right to receive a number of Class A Ordinary Shares based on the Per Share Merger Consideration (as defined in the Business Combination Agreement); (2) each then issued and outstanding CCT Ordinary Share held by Mr. Lei Zhang and Mutong Holding Limited (“CCT Founder Shares”) were canceled and converted into the right to receive a number of Class B ordinary shares of the Company, par value $0.00001 per share (the “Class B Ordinary Shares”), based on the Per Share Merger Consideration; (3) each outstanding and unexercised warrant of CCT were assumed by the Company and converted into a warrant to acquire Class A Ordinary Shares; (4) each CCT option to purchase a CCT Ordinary Share that was outstanding and unexercised were assumed and converted into an option to purchase such number of Class A Ordinary Shares based on the Per Share Merger Consideration; and (5) each CCT restricted share that was issued and outstanding were converted into such number of Class A Ordinary Shares based on the Per Share Merger Consideration, subject to the terms and conditions that applied to the corresponding CCT restricted share awards.

Additional Agreements in connection with the Business Combination

This section describes the material provisions of certain additional agreements entered into pursuant to or in connection with the Business Combination Agreement.

Shareholder Support Agreement

In connection with the execution of the Business Combination Agreement, CCT has delivered to Prime Impact the Shareholder Support Agreement, pursuant to which, among other things, the Written Consent Parties (as defined in the Shareholder Support Agreement), whose ownership interests collectively represent the outstanding CCT Ordinary Shares and CCT Preferred Stock (voting on an as-converted basis) sufficient to approve the Business Combination on behalf of CCT, will agree to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to execute and deliver the Written Consent within 48 hours of the Registration Statement becoming effective. The Support Agreement will terminate upon the earliest to occur of (a) the Acquisition Merger Effective Time, (b) the date of the termination of the Business Combination Agreement in accordance with its terms, and (c) the effective date of a written agreement of Prime Impact, CCT, and the Written Consent Parties terminating the Support Agreement. For details for the terms of the Shareholder Support Agreement, please refer to Exhibit 4.12 to this annual report.

Release of Lock-up and Transfer Restrictions

On September 12, 2023, we, Prime Impact and CCT entered into certain irrevocable waiver to release, on a pro rata basis, 2,874,556 Class A Ordinary Shares to be issued to existing shareholders of the CCT from the lock-up and transfer restrictions set forth under Section 2.1 (b) of certain Shareholder Support Agreements to satisfy the initial listing requirements of the Nasdaq Capital Market. For details for the terms of the irrevocable waiver, please refer to Exhibit 4.16 to this annual report.

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

In connection with the Business Combination, Sponsor agrees to (1) forfeit and surrender, for no consideration, 2,557,736 of its Prime Impact Class B ordinary shares and 2,860,561 Prime Impact warrants prior to the Initial Merger, (2) if the Aggregate Capital Raised (as defined in the Sponsor Support Agreement) is less than $50 million, forfeit and surrender, for no consideration, effective as of immediately prior to the Initial Merger Effective Time, an additional 1,203,315 Prime Impact founder shares. The Sponsor and certain officers and directors of Prime Impact have agreed, among other things, to impose certain transfer restrictions with respect to the Prime Impact founder shares as follows: (a) the Lockup Shares will be subject to a six month lock-up; and (b) the Lockup Shares will be released from such lockup if Class A Ordinary Shares equals or exceeds $12.50 for at least 20 trading days out of any 30 consecutive trading days commencing after the Closing Date. If earlier, each of the foregoing lock-up periods would terminate on the date after the Closing on which a Change of Control (as defined in the Sponsor Support Agreement) of the Company occurs.

On September 13, 2023, the Sponsor, Prime Impact, CCT and the Company entered into an amendment to the Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, that it shall not transfer the 4,261,052 Class A Ordinary Shares held by the Sponsor (the “Sponsor Shares”), as well as 2,860,561 Warrants held by the Sponsor (the “Sponsor Warrants,” and together with the Sponsor Shares, the “Sponsor Securities”) until the earlier of (1) the consummation of a change of control of us after the Acquisition Closing, (2) the first date that the closing price of the Class A Ordinary Shares equals or is greater than $12.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30- trading day period after the first anniversary of Acquisition Closing, (3) with respect to twenty seven and one half percent (27.5%) of the Sponsor Securities six months after the Acquisition Closing, (4) with respect to an additional twenty seven and one half percent (27.5%) of the Sponsor Securities twelve months after the Acquisition Closing, and (5) with respect to forty five percent (45.0%) of the Sponsor Securities twenty four months after the Acquisition Closing.

For details for the terms of the Sponsor Support Agreement and its amendment, please refer to Exhibits 4.13 and 4.14 to this annual report.

A&R Registration Rights Agreement

In connection with the Acquisition Closing, the IPO Registration Rights Agreement were amended and restated, and the Company and the Registration Rights Holders entered into the A&R Registration Rights Agreement on September 14, 2023. Pursuant to the A&R Registration Rights Agreement, we have agreed that, within 30 days after the Closing Date (or within 90 days following the Closing Date if we are required to include therein additional financial information that is not included in the Registration Statement at the time of the Closing), we will use commercially reasonable efforts to file with the SEC (at our sole cost and expense) the resale registration statement (the “Resale Registration Statement”), and we will use our commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain shareholders that are parties to the A&R Registration Rights Agreement can demand up to three underwritten offerings, and all of holders of Registration Rights can demand three block trades within any 12-month period and will be entitled to customary piggyback registration rights. For details for the terms of the A&R Registration Rights Agreement, please refer to Exhibit 4.2 to this annual report.

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

For details for the terms of the Subscription Agreement, the Backstop Agreement and the Sponsor Subscription Agreement, please refer to Exhibits 4.3, 4.4 and 4.5 to this annual report.

Letter Agreement

On September 13, 2023, the Sponsor, Prime Impact, CCT and the Company entered into a letter agreement pursuant to which, among other things, the parties agreed that following the consummation of the Business Combination, the greater of (i) the sum of (1) the balance of Trust Fund following the exercise of Redemption Rights on September 8, 2023 (which, for the avoidance of doubt, shall not include any reversal of Redemption Rights after September 8, 2023), and (2) US$1.0 million funded by the Company, and (ii) the balance of Trust Fund following the exercise of Redemption Rights as of the Closing minus the reversal of Redemption Rights effected by the Backstop Investor (as defined in the Backstop Agreement), shall be used for the payment of the SPAC Transaction Expenses (including any promissory note extended by the Sponsor to SPAC) (such greater amount, the “Closing Trust Amount”). As a result, each of Prime Impact, the Company, CCT and the Sponsor agreed that the Overage Amount, as previously defined in Section 9.03 of the Business Combination Agreement, shall now mean the excess of (1) SPAC Transaction Expenses, over (2) the combined proceeds from (x) the Closing Trust Amount, plus (y) the gross proceeds raised from the portion of the PIPE Investment that was procured through the efforts led by the SPAC, its Affiliates and/or Representative. The Overage Amount shall be borne and paid by the Sponsor, in exchange for such number of Class A Ordinary Shares equal to the quotient obtained by dividing (1) the Overage Amount, by (2) US$10.00, in each case, pursuant to the terms and conditions of a subscription agreement consistent with the terms of the subscription agreements entered into pursuant to the Private Placement. For details for the terms of the letter agreement, please refer to Exhibit 4.17 to this annual report.

B.	Business Overview

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer collectively to CCT, the PRC Subsidiaries and the Affiliated Entities prior to the completion of the Business Combination and Cheche Group Inc., the PRC Subsidiaries and the Affiliated Entities following the consummation of the Business Combination.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China primarily through WFOE and our contractual arrangements, commonly known as the VIE Structure, with the Affiliated Entities. See “—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” We are China’s largest independent technology-empowered platform for auto insurance transaction services by digital auto insurance transaction premiums and fourth-largest insurance technology company by gross written premiums in 2021, according to iResearch. Capitalizing on our leading position in auto insurance transaction services, we have evolved into a nationally leading platform with a nationwide network that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China.

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

We offer unified, cloud-based platform that we believe delivers considerable value propositions to each of the participants in our ecosystem, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and consumers. These participants access and utilize our flagship digital insurance transaction products Easy-Insur (车保易) and NEV Insurance Solution, as well as the insurance SaaS solution products Digital Surge (澎湃保) and Sky Frontier (天境) on our platform, respectively. These products are designed and programmed in different forms, including mobile, web, WeChat and third-party applications. The open architecture of our platform also enables interoperability of these products with numerous applications, systems and other offerings adopted by our ecosystem participants.

Harnessing the power of technology and our nationwide service network, the digital insurance transaction products offered on our platform connect our ecosystem participants through diversified referral and marketing channels:

●	Integration with insurance carriers’ systems. As of December 31, 2023, we had integrated our platform with the core technology systems of approximately 60 insurance carriers in China. We are one of the very few innovative digital platforms for auto insurance transaction services that connects to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021, according to iResearch. This allows us to swiftly provide quotes from multiple insurance carriers and reduce the time and cost required to issue and deliver insurance policies to consumers.

●	Nationwide service network with deep local penetration. We own an extensive nationwide service network, with over 110 branches licensed to sell insurance policies in 24 provinces, autonomous regions and municipalities in China as of December 31, 2023. As of the same date, our local branches had entered into over 1,900 contracts with insurance carrier customers. Through our service network, we build and strengthen relationships with insurance carrier customers, our referral partners, other ecosystem participants and local regulatory authorities. This is crucial for ascertaining and negotiating localized, competitive terms for insurance policies, while keeping abreast of the evolving needs of our ecosystem participants and adapting quickly to the changing regulatory environment.

●	Cooperation with third-party platforms and referral partners. As of December 31, 2023, we maintained collaboration with over 420 third-party platforms and approximately 1.1 million insurance referral partners to expand the platform’s user base. Our third-party platform partners include automotive industry players, such as leading NEV manufacturers, ride-hailing and consumer internet companies. Our referral partners mainly include insurance brokers and auto service professionals. Cooperation with third-party platforms and referral partners allows us to expand the reach of our platform cost-effectively by serving the large and growing customer base of our third-party platform and referral partners. We also enable third-party platforms and referral partners to better serve their customers, diversify their income sources and achieve better economics.

Our platform facilitated a broad range of auto insurance transactions covering over 4,200 vehicle makes as of December 31, 2023.We have diversified our platform with a broad and growing suite of non-auto insurance products. Our strong foothold in the auto insurance market and trusted brand helps to expand product offerings and enhance cross-selling potential as our platform grows. Through Easy-Insur, we offered approximately 70 types of non-auto insurance products underwritten by a broad range of insurance carriers, including both standard and customized non-auto products, such as non-auto P&C products as of December 31, 2023.

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

We have scaled our business in a capital-efficient manner. We facilitated the issuance of insurance policies with written premiums of RMB11.1 billion, RMB16.6 billion and RMB22.6 billion in 2021, 2022 and 2023, respectively. The number of policies written through our platform in 2021, 2022 and 2023 was approximately 7.8 million,12.3 million and 15.8 million, respectively. Our growth is propelled by rapid expansion in the number of our referral partners, which reached approximately 1.1 million as of December 31, 2023. Our track record of strong growth required minimal marketing efforts and was largely organic, with a substantial amount of business generated through word-of-mouth referrals. In 2021, 2022 and 2023, substantially all of the insurance transaction volumes on our platform came from our referral partner base. Our net revenue was RMB1,735.4 million, RMB2,679.1 million and RMB3,301.4 million in 2021, 2022 and 2023, respectively. Our gross profit was RMB80.8 million, RMB142.3 million and RMB140.2 million in 2021, 2022 and 2023, respectively. Our net loss was RMB146.5 million, RMB91.0 million and RMB159.6 million in 2021, 2022 and 2023, respectively.

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

We created our platform to serve and grow with our ecosystem participants. We believe that secular trends in the insurance industry will provide strong tailwinds for our business.

●	The auto insurance distribution process is ripe for disruption. Auto insurance in China grew into a RMB800.0 billion market in 2021. However, for years, the process of purchasing auto insurance remained opaque, cumbersome and manual for most consumers. Multiple layers of intermediaries are typically involved in what is known as a “pyramid” insurance distribution structure, with fees charged by each layer of insurance distribution value chain participants, resulting in lengthy insurance distribution processes and increased costs.

●	Significant pricing disparities exist across insurance carriers, regions and distribution channels. Auto insurance pricing is a complex and region-specific process. The local branches of insurance carriers, at provincial, municipal or district levels, typically determine insurance pricing and underwriting rules based on historical claims experience and local conditions. Auto insurance pricing also depends on changes in the operating targets and strategies of insurance carriers. As a result, pricing for the same coverage can vary widely from one insurance carrier to another, even among different regions and sales channels within the same carriers. This phenomenon is exacerbated by comprehensive reforms in China’s insurance industry introduced in September 2020. As a result of the reforms, auto insurance pricing is not uniform and can vary by over 100% among different insurance carriers for the same vehicle, according to iResearch.

●	With the trend toward digitalization in the insurance industry, digital platforms have become an increasingly important auto insurance distribution channel. In 2021 intermediary channels, including digital platforms, accounted for approximately 67.6% of auto insurance premiums written by P&C insurance carriers in China. According to iResearch, the penetration rate for digital auto insurance transactions in China was approximately 34.8% in 2021, and is expected to reach 72.9% by 2026. Digital platforms have become an increasingly important channel for auto insurance distribution in China, primarily driven by the efficiency and transparency they bring to auto insurance transactions.

●	Regulatory reforms have created new opportunities for insurance technology platforms. In September 2020, PRC regulatory authorities introduced auto insurance industry reforms aimed at optimizing auto insurance cost structures and increasing auto insurance distribution efficiency. This heightens the need for digitalization in the auto insurance industry and creates opportunities for technology and data-driven transaction platforms and SaaS solution providers like us.

●	The continued growth of the NEV sector calls for smart NEV insurance solutions. According to iResearch, China’s NEV market reached 3.5 million units of sales in 2021, representing 13.4% of China’s total vehicle market in that year. China’s NEV auto insurance market reached RMB27.9 billion in 2021 in terms of written premiums and is expected to grow at a CAGR of 42.5% to RMB163.7 billion in 2026. NEV manufacturers generally sell directly to consumers and offer streamlined services to consumers over the lifespan of a NEV. This has resulted in significant demand for compliant, transparent, standardized and smart one-stop NEV insurance solutions that cover insurance purchases, claims and after-sales support, with no requirement for NEV manufacturers to acquire insurance brokerage licenses, negotiate packages for NEV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own.

●	A growing and diversifying non-auto insurance market. According to iResearch, the non-auto insurance market in China has been developing rapidly. Non-auto insurance premiums in China grew from RMB3.0 trillion in 2018 to RMB3.7 trillion in 2021 at a CAGR of 7.1% and are expected to reach RMB5.8 trillion in 2026 at a CAGR of 9.2%. As non-auto insurance market develops, insurance carriers offering auto-insurance products are expected to have more opportunities to sell across different types of insurance products by utilizing their mature marketing channels. Non-auto insurance products also tend to have more favorable margins and are less digitalized, and auto insurance carriers with scale and operating leverage can increase the overall profitability and diversify revenue by increasing their non-auto insurance product offerings and seizing digitalization opportunities over time.

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

As of December 31, 2023, we collaborated with approximately 100 insurance carriers, 4,500 insurance intermediaries and 420 third-party platforms, and worked with approximately 1.1 million referral partners on our platform. Our proven data and technology capabilities benefit the entire insurance value chain.

Utilizing our unique data analytics technologies, complex proprietary algorithms and extensive national network, we currently offer digital insurance transaction products—Easy-Insur and NEV Insurance Solution, and insurance SaaS solution products—Digital Surge and Sky Frontier.

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

●	NEV Insurance Solution. Our NEV Insurance Solution assists NEV manufacturers in building a full-stack digital insurance service system encompassing NEV insurance, one-click renewal, intelligent claims, business management, interface operation and maintenance. Our NEV insurance service platform also provides customized system deployment and one-stop operation services for different business models of NEV manufacturers, and cooperates with NEV manufacturers and insurance carriers to explore the research, development and innovation of intelligent internet insurance based on data mining and large model construction.

●	Digital Surge. As a cloud-based software designed specifically for insurance intermediaries, Digital Surge enables insurance intermediaries to digitalize their core operating processes and meet regulatory requirements without diverting operational resources, allowing them to focus on growing their own businesses.

●	Sky Frontier. As a cloud-based software specifically developed for auto insurance carriers, our AI-based, analytics-driven Sky Frontier enables auto insurance carriers to optimize their underwriting and pricing strategies based on the automated analysis of a vast amount of insurance pricing data with our proprietary machine learning technology and algorithms.

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

Prior to April 2024, we operated Insurance Marketplace, a consumer-friendly application accessible from mobile, web, WeChat and other third-party applications. Consumers could directly access Insurance Marketplace to browse and purchase from a broad range of auto insurance products offered by insurance carriers. In April 2024, we ceased to offer Insurance Marketplace due to strategic adjustment of our business.

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

Expedite policy underwriting and issuance

Our platform is highly scalable and can easily integrate with the IT infrastructure of most insurance carriers. We had integrated our platform with the core technology systems of approximately 60 insurance carriers in China as of December 31, 2023. Through our digital insurance transaction products, we offer insurance carriers a digital channel to target desired consumers and distribute products cost-effectively, allowing carriers to replace inefficient and expensive insurance agents that manually complete and deliver insurance policies without having to invest in the technology and infrastructure to build and operate their own online distribution networks.

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

Optimize product pricing and control risks without incurring additional technology and infrastructure investments

Through our AI-based, analytics-driven SaaS solution product Sky Frontier, we automate real-time analytics to omnichannel market data in China’s insurance industry, enabling insurance carriers to develop superior strategies in product design and pricing while achieving significant competitive advantages, improving profitability and enhancing risk management. For example, embedded with advanced analytical models, the built-in data-driven AI prediction engine of Sky Frontier uses machine learning to screen and capture product and transaction data in our ecosystem. The prediction engine then utilizes such data and analytics to deliver price recommendations by region to insurance carriers, allowing insurance carriers to better manage pricing strategies across different regions and acquire customers more effectively while enhancing risk controls.

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

Value propositions for third-party platforms

Improve customer services

We provide direct access to insurance products underwritten by leading insurance carriers to customers of third-party platform partners, including automotive industry players, such as leading NEV manufacturers, ride-hailing and consumer internet companies, enabling such third-party platform partners to better serve their customers and expand the scope of services to customers.

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

Value propositions for insurance referral partners

Offer competitive and diverse insurance products

Our platform allows referral partners to facilitate sales of a wide range of competitive insurance products to consumers. As of December 31, 2023, we had approximately 70 auto and non-auto insurance products underwritten by approximately 100 insurance carriers that are available on our platform to our referral partners. Our auto insurance products cover a comprehensive range of vehicle makes, models and styles, while our non-auto insurance products include both standardized and customized products. Our platform enables referral partners to address a wide range of their customers’ insurance needs by offering different types of insurance products across the auto and non-auto segments and achieve greater transaction volumes and repeat purchases.

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

Diversify income sources and achieve better economics

We pay referral partners services fees for referring insurance consumers and facilitating their purchase of insurance products through our platform. This enables our referral partners to diversify their income and achieve better economics from their existing customer base.

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

Value propositions for insurance consumers

Offer competitive pricing

Through partnerships with approximately 100 insurance carriers as of December 31, 2023, we generally offer consumers insurance policies on more favorable terms at better prices than traditional insurance agents. In locations where certain local insurance intermediaries enjoy more favorable policy arrangements with local insurance carriers, we cooperate with these intermediaries to enable our consumers to benefit from more favorable policy arrangements, including better pricing terms.

Access to a comprehensive and diversified suite of insurance products

Our platform grants consumers access to a comprehensive and diversified suite of insurance products, covering both auto and non-auto segments. As of December 31, 2023, we had over 70 auto and non-auto insurance products underwritten by approximately 100 insurance carriers on our platform. Our auto insurance product offerings cover a wide range of vehicle makes, models and styles, and our non-auto insurance product offerings include both standardized and customized products, covering extensive types of products such as non-auto P&C insurance.

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

Services and Products

We currently offer the following digital insurance transaction services and SaaS solution services to our ecosystem participants:

●	Digital insurance transaction services. Through our flagship digital insurance transaction product Easy-Insur, we facilitate the sale of both auto and non-auto insurance to consumers. Through our embedded insurance system in collaboration with NEV manufacturers, we provide one-stop NEV Insurance Solution, which is a full-stack digital insurance service system encompassing NEV insurance policy, one-click renewal, intelligent claims, repairs and other value-added services for NEV consumers.

●	SaaS solution services.

○	Digital Surge, an intelligent cloud-based one-stop SaaS solution that helps insurance intermediaries digitalize their operation processes, and

○	Sky Frontier, an AI-based, analytics-driven pricing recommendation engine that helps insurance carriers optimize their underwriting and pricing strategies.

The following table sets forth the services provided through our digital insurance transaction products and SaaS solutions, the ecosystem participants on each of the digital insurance transaction products and the users of each of our SaaS solution services.

Digital insurance transaction services and products

Auto insurance transaction services and products

We provide auto insurance transaction services mainly through Easy-Insur, which is designed for referral partners who help consumers purchase auto insurance through mobile, web, WeChat and third-party applications.

Easy-Insur digitalizes various processes of facilitating the issuance of auto insurance. Connected to mobile applications, web-based terminals and APIs of insurance carriers, Easy-Insur enables referral partners to swiftly access quotes for insurance premiums, apply for auto insurance policies offered by a broad range of insurance carriers and pay premiums to insurance carriers.

Our data processing and analytic capabilities and proprietary algorithms efficiently match consumers with insurance policy options based on their individual circumstances and needs. This process decreases the time needed to compare insurance carriers, enhances user experience and increases the likelihood that users will purchase policies through our digital insurance transaction products.

The auto insurance products offered through Easy-Insur include:

●	statutory automobile liability insurance, including compulsory traffic liability insurance and third-party liability insurance, and

●	commercial auto insurance.

The following steps show how referral partners apply for an auto insurance policy on behalf of consumers through Easy-Insur.

Easy-Insur provides post-purchase renewal services. One to three months before an auto insurance policy purchased through Easy-Insur is due for renewal, Easy-Insur automatically sends reminders to referral partners and consumers and offer available renewal prices, allowing them to renew policies immediately with a quick decision. This process is much more challenging for traditional insurance agencies, which typically lack the systems and processes to send reminders in an accurate, timely and efficient manner.

Prior to April 2024, we operated Insurance Marketplace, a product that allow consumers to browse and purchase from a broad range of auto insurance products offered by insurance carriers. In April 2024, we ceased to offer Insurance Marketplace due to strategic adjustment of our business.

The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. We started to collaborate with NEV manufacturers in 2022 in offering NEV Insurance Solution, and such collaboration yielded considerable results in 2023. Our NEV Insurance Solution assists NEV manufacturers in building a full-stack digital insurance service system encompassing NEV insurance, one-click renewal, intelligent claims, business management, interface operation and maintenance. Our NEV insurance service platform also provides customized system deployment and one-stop operation services for different business models of NEV manufacturers, and cooperates with NEV manufacturers and insurance carriers to explore the research, development and innovation of intelligent internet insurance based on data mining and large model construction.

We have been continually improving the user experience of our digital insurance transaction products, which have attracted an increasing number of referral partners and consumers. Easy-Insur had approximately 739,000, 939,000 and 1.1 million referral partners as of December 31, 2021, 2022 and 2023, respectively. Referral partners that use Easy-Insur include individual insurance practitioners and other individuals from a broad range of consumer touchpoints. See “—Ecosystem—Referral Partners.” In 2021, 2022 and 2023, gross written premiums of auto insurance policies sold on our digital insurance transaction products were RMB8,881.2 million, RMB12,907.9 million and RMB17,742.7 million, respectively.

Non-auto insurance transaction services and products

We also provide non-auto insurance transaction services, we offer approximately 70 types of non-auto insurance products underwritten by a broad range of insurance carriers, including both standard and customized non-auto products, such as non-auto P&C products as of December 31, 2023.

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

We also consider the demand, preferences and feedback from ecosystem participants. We believe this leads to higher customer satisfaction and distinguishes us from other non-auto insurance platforms that simply offer homogeneous non-auto insurance products available in the market. We also closely monitor non-auto insurance market dynamics and frequently update our product listings on Easy-Insur.

In 2021, 2022 and 2023, gross written premiums of non-auto insurance policies sold on our insurance transaction products amounted to RMB2,210.3 million, RMB3,648.2 million and RMB4,794.3 million, respectively.

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

●

Transaction management. Directly connected to the transaction systems of about 60 insurance carriers, this module displays the insurance products an intermediary can sell based on our contracts with these insurance carriers. This module also captures updates made on insurance carriers’ transaction systems in real time. With a few simple clicks, an intermediary can check and compare the prices and other terms of insurance products offered by distinct insurance carriers.

●	Reports management. This module features a built-in dashboard that gives intermediaries a holistic view of sales patterns based on insurance type. This module also automatically generates periodic reports for intermediaries in compliance with regulatory requirements.

The introduction of Digital Surge to the market allows us to diversify our product offerings and revenue sources. Through Digital Surge, we also accumulate more insurance transaction-related data insights from which we can leverage to optimize our algorithms and derive value. We believe that as more insurance intermediaries use Digital Surge and sell insurance products under our contracts with insurance carriers, our bargaining power with insurance carriers should increase, enabling us to obtain more favorable policy terms for insurance products and create more value for our ecosystem participants.

Sky Frontier

In March 2021, we launched Sky Frontier, an AI-based, analytics-driven pricing recommendation engine, to help insurance carriers optimize underwriting and pricing strategies and control risks. Sky Frontier is embedded with a data-driven AI prediction engine that uses machine learning to screen and capture extensive and multi-dimensional product and transaction data in our ecosystem. Through its prediction engine’s automated analytics, Sky Frontier provides pricing insights and strategies to insurance carriers using the following clusters of data:

●	pricing data from the large number of transactions and quotes generated in our ecosystem;

●	vehicle data, such as license plate number, VIN, engine number, vehicle make and model, vehicle style, vehicle year and vehicle use (passenger v. commercial); and

●	the latest industry developments and competitive environment.

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

Insurance carriers

We believe we are the “go-to” digital channel partner for auto insurance carriers in China. As of December 31, 2023, we established relationships with a broad and diversified network of 100 insurance carriers of all sizes, including group-wide insurance conglomerates and other medium sized and small insurance carriers.

Digital insurance transaction services

Top insurance carriers in China have increasingly relied on us to facilitate sales of insurance products. In 2023, we facilitated auto insurance transactions with aggregate premiums of RMB17.7 billion, representing an increase of 37.2% from aggregate premiums of RMB12.9 billion in 2022.

We are one of the very few innovative digital platforms for auto insurance transaction services that connect to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021. As of December 31, 2023, we had connected our platform to the core transaction systems of approximately 60 insurance carriers in China.

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

●	We typically enter into framework agreements with insurance carriers, specifying the types of insurance that we will offer and the related service charges. These agreements usually contain terms from one to three years. Additionally, these agreements usually allow us to facilitate platform and system integrations with insurance carriers.

●	We enter into contracts with insurance carrier customers, which are provincial and municipal branches, as the case may, of insurance carriers. These contracts typically specify the types of insurance that we are authorized to sell and transaction service fee rates in specified geographical locations.

Through our nationwide network, our local branches had entered into over 1,900 contracts with insurance carrier customers for the sale of auto and non-auto insurance products as of December 31, 2023. This allows us to obtain more favorable terms for insurance policies because such insurance carrier customers typically have more flexibility in pricing specific insurance policies.

Insurance carrier customers typically pay us different transaction service fees in different geographic markets based on the intensity of competition, the number of locally registered vehicles, applicable regulatory requirement, and other factors. In 2021, 2022 and 2023, the transaction fee rate that we received from insurance carriers averaged 15.3%, 15.8% and 14.5%, respectively.

SaaS solution services

We offer Sky Frontier, an AI-based, analytics-driven pricing recommendation engine, to help insurance carriers optimize underwriting and pricing strategies. See “—Services and Products—SaaS Solution Services and Products—Sky Frontier.”

We typically enter into SaaS service agreements with subscribers of Sky Frontier for a fixed term of one year. As of December 31, 2023, we had already entered into SaaS service agreements with approximately 90 insurance carrier customers. We generally charge Sky Frontier’s subscribers a yearly flat fee. In 2021, 2022 and 2023, the subscription revenue generated from Sky Frontier amounted to approximately RMB21.9 million, RMB51.2 million and RMB11.6 million, respectively.

Third-party platforms

We selectively partner with third-party platforms to attract users to our platform. We provide the users of third-party platforms direct access to insurance products underwritten by leading insurance carriers and facilitates their purchase of insurance. Our third-party platform partners include automotive industry players, such as leading NEV manufacturers, ride-hailing and consumer internet companies.

Our partnerships with NEV manufacturers empower NEV manufacturers to address the challenges they face with respect to auto insurance. By partnering with us, NEV manufacturers that generally sell direct to consumers can easily deploy our one-stop NEV insurance solutions and deliver NEV consumers streamlined auto insurance services ranging from insurance purchases to claims and after-sales support, without the need to acquire insurance brokerage licenses, negotiate packages for NEV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own. We believe that the compliant, transparent, standardized and smart NEV insurance solutions offered by us allow NEV manufacturers to transform the way they connect with consumers over the NEV life span, achieve consumer-centric service innovation, increase consumer loyalty, and obtain sustainable competitive advantage in the rapidly evolving NEV sector. In 2023, we formed partnerships with more than 10 NEV manufacturers leading to over 416,000 policies embedded in new NEV deliveries and corresponding premium of RMB1,449.5 million, representing a significant increase as compared to 2022. In 2022, we collaborated with seven NEV manufacturers, leading to over 65,000 policies, and corresponding premium of RMB231.8 million.

We typically enter into partnership agreements with our third-party platform partners for a term ranging from one year to three years. As of December 31, 2023, we had entered into partnership agreements with over 420 third-party platforms. We typically pay service fees to these third-party platforms for insurance transactions completed by their users through our platform.

Referral partners

Our referral partners direct consumers interested in insurance products to our platform. Referral partners use Easy-Insur to obtain insurance quotes for consumers and help consumers purchase insurance policies. Cooperation with referral partners allows us to access a large and growing consumer base.

We attract referral partners through third-party platform partners, promotional events, training courses and seminars. We also integrate Easy-Insur with applications and systems of third-party platform partners through APIs, enabling users of these platforms to be directed automatically to Easy-Insur to become referral partners and use Easy-Insur for insurance quotes and insurance transaction services. We also attract referral partners by conducting promotional activities with consumer internet companies at auto-related locations, such as automobile dealerships, vehicle repair and maintenance centers and car washes and gasoline stations. As of December 31, 2023, we had approximately 1.1 million referral partners.

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

Insurance intermediaries

As of December 31, 2023, we collaborated with over 4,500 insurance intermediaries.

We offer Digital Surge, an intelligent cloud-based one-stop SaaS solution product, to help insurance intermediaries digitalize their operations to meet heightened regulatory requirements and increase operation efficiency. See “—Services and Products—SaaS Solution Services and Products—Digital Surge.”

We typically enter into SaaS service agreements with subscribers of Digital Surge for a fixed term of one year. As of December 31, 2023, we had entered into SaaS service agreements with over 4,500 insurance intermediaries.

Customers may subscribe for Digital Surge’s functions, many of which are offered on a complimentary basis. If a customer has subscribed for Digital Surge and elected to use charged transaction functions, such customer will be charged an annual fee, which may vary based on the type of charged services such customer selects. In 2021, 2022 and 2023, subscription revenue from Digital Surge amounted to RMB8.0 million, RMB8.6 million and RMB5.1million, respectively.

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

We have established an extensive nationwide network, consisting of approximately 110 branches licensed to sell insurance policies in 24 provinces, autonomous regions and municipalities in China and over 400 service personnel as of December 31, 2023.

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

We believe that our nationwide network enables us to enhance relationships with and obtain more favorable terms from insurance carrier customers and keep abreast of the latest insurance product and policy information. Our local service personnel also hold educational seminars and networking events for referral partners and consumers and help them negotiate customized non-auto products with insurance carrier customers.

Data, Technology and Infrastructure

We believe that our data processing and analytic capabilities and proprietary technology represent the key to our success, which enable us to improve the experience we offer to our ecosystem participants.

Data advantage

Data process and analysis

As we continue to accumulate data from transactions completed by our ecosystem participants, our algorithms become more powerful. We believe our data analytics capabilities allow us to achieve a significant competitive advantage.

Data processed by us include:

●	insurance quote requests;

●	vehicle information (including license plate number, VIN, engine number, vehicle make and model, vehicle style, vehicle year and vehicle use (passenger versus commercial));

●	insurance policy information (including insurance type and premiums);

●	insurance quote and transaction data (including data of no-claim discounts); and

●	personal information obtained from consumers through our ecosystem (including name, gender and contact information) as agreed by such consumers.

We analyze such data to:

●	make informed decisions in our business operations and strategic planning, such as entry into new markets and verticals;

●	optimize our analytics-based marketing efforts to increase consumer conversion and enhance overall user experience;

●	enhance underwriting efficiencies through the creation and optimization of underwriting rules;

●	help insurance carriers better manage underwriting and pricing strategy and launch promotions more effectively; and

●	help referral partners enhance productivity and sales volume.

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

Immediately upon receiving the vehicle information provided by referral partners on Easy-Insur, our algorithms automatically suggest the specific style of vehicle to include in the quote requests based on our insights into insurance carriers’ rules for determining vehicle styles. This process enables referral partners to obtain more accurate quotes based on the style of vehicle.

Through the algorithms for our digital insurance transaction products, we present personalized insurance policy options to referral partners and matches them with insurance carriers most likely to provide the right coverage at a competitive price. These algorithms consider vehicle information provided by referral partners, referral partners’ preferences and economics as well as our own profit margins. We believe that the accuracy of the matches provided by our algorithms will further improve over time as we expand insurance carrier coverage in our ecosystem and further accumulate data insights.

We use machine learning through Sky Frontier to capture pricing coefficients from a significant number of transactions and quotes completed through our ecosystem and derive price recommendations by region for insurance carriers. Our algorithms also generate unique risk analytics for each auto make and model based on multi-dimensional data provided by referral partners, including driver profile and behavior, vehicle information, historical claims and other factors.

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

As of December 31, 2023, we had connected our “Solid Rock” system with the core transaction systems of approximately 60 insurance carriers in China. Integration with insurance carriers’ transaction systems requires strong and long-term relationships with insurance carriers, as well as technology capabilities to integrate with different transaction systems used by insurance carriers in China. We believe this differentiates us from our competitors and is a key factor for our success.

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

For example, auto insurance carriers in China were required to update their systems in accordance with the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance issued by CBIRC (currently known as the NFRA) on September 19, 2020 (the “Guiding Opinions”). Following the issuance of the Guiding Opinions, we not only upgraded our technology systems overnight to synchronize with nine insurance carriers’ updated transaction systems, but also completed technology upgrades to simultaneously adapt to the updated transaction systems of all other insurance carrier partners within two months. As of December 31, 2023, our technology systems underwent over 9,000 smooth and uninterrupted updates, including updates to support new functions of the digital insurance transaction and insurance SaaS solution products, as well as updates to synchronize with the changes in our insurance carrier partners’ transaction systems or policies.

Cloud providers such as Alibaba Cloud host our applications, websites, APIs, software and supporting services. Cloud computing allows us to efficiently allocate our IT resources, improve the management of our systems and lower our labor costs.

As of December 31, 2023, we had a team of 93 research and development personnel, accounting for 44.5% of our total number of headquarters employees, responsible for developing, maintaining and improving our technology infrastructure, including applications, websites, APIs, software and technology systems.

In 2021, 2022 and 2023, our research and development expenses were RMB46.8 million, RMB49.9 million and RMB57.2 million, accounting for 19.8%, 19.3% and 18.6% of our total operating expenses.

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

As of December 31, 2023, we had registered 69 trademarks, 150 software copyrights and 10 domain names, including chechegroup.com, in China. Information contained on, or that can be accessed through our website is not incorporated by reference into this annual report and you should not consider such information to be part of this annual report.

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

Regulations of the Insurance Industry

The insurance industry in the PRC is highly regulated. In connection with the Institutional Reform Program of the State Council released by National People’s Council on March 17, 2018, the CBIRC (currently known as the NFRA) was established by a merger of China’s banking and insurance regulators: the China Banking Regulatory Commission and the China Insurance Regulatory Commission (the “CIRC”).

Subordinate to, and with the authorization of, the State Council, the NFRA functions as a centralized institution with administrative oversight and competence over the banking and insurance industry. The NFRA and its dispatch offices constitute the regulatory system for the insurance industry. Its major regulatory duties with respect to the insurance industry include:

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

We plan to expand our business to engage in insurance brokerage activities and apply for an insurance brokerage license with the NFRA in the future, and will be subject to additional rules and regulations as an insurance brokerage.

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

A professional insurance agency may engage in the following insurance agency businesses:

●	selling insurance products on behalf of the insurer principal;

●	collecting insurance premiums on behalf of the insurer principal;

●	conducting loss surveys and handling claims of insurance businesses on behalf of the insurer principal; and

●	other business activities specified by the CBIRC (currently known as the NFRA).

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

According to the Guiding Opinions on Implementation of the Comprehensive Reform of Vehicle Insurance promulgated by the CBIRC (currently known as the NFRA) on September 2, 2020, insurance companies and intermediaries will be under simultaneous investigation and handling in the vehicle insurance field, to severely crack down on the illegal acts such as obtaining service charges by fabricating intermediary business, issuing false invoices and bundled sales. In addition, it is imperative to promote insurance companies and intermediaries to improve the connection of information systems, to regulate the settlement and payment of service charges, and prohibit the advance payment by sales personnel. Insurance intermediaries are prohibited from carrying out non-local vehicle insurance business.

Pursuant to the Administrative Measures for Insurance Sales Activities promulgated by the NFRA on September 20, 2023 and came into effect on March 1, 2024, insurance companies and insurance intermediaries shall not engage in insurance sales practices beyond the scope of business and regional scope approved by the law and regulatory system as well as regulatory agencies. Insurance sales personnel shall not engage in insurance sales practices beyond the scope of authorization of their respective institutions. Insurance companies and insurance intermediaries should strengthen the management of insurance sales channel business, implement the responsibility for insurance sales channel business compliance, improve the supervision of insurance sales channel compliance, and shall not use the insurance sales channel to carry out illegal and irregular activities.

Regulations of Informatization Work of Insurance Intermediaries

According to the Regulation of Informatization Work of Insurance Intermediaries promulgated by the CBIRC (currently known as the NFRA) on January 5, 2021, insurance intermediaries are required to apply modern information technologies to business processing, operation management and internal control, to continuously improve operational efficiency, optimize the allocation of internal resources and improve the level of risk prevention.

Insurance intermediaries shall perform the following obligations:

●	comply with laws, administrative regulations and technical standards on cyber security and informatization work and the regulatory system of the CBIRC (currently known as the NFRA);

●	formulate their respective informatization work plans, and ensure that such plans are consistent with their overall business plans;

●	formulate an informatization system and establish an informatization management mechanism featuring reasonable division of work, clarified duties and clear reporting relations;

●	prepare an informatization budget and ensure the funds required for the informatization work;

●	carry out the informatization construction of their own institutions, and ensure that they have complete control of the management power over their own information systems and data;

●	formulate their own emergency response plans for informatization emergencies, organize emergency drills, and timely report, quickly respond to and handle the informatization emergencies that have occurred in their own institutions;

●	cooperate with the CBIRC (currently known as the NFRA) and its local bureau in carrying out the supervision and inspection of the informatization work, truthfully provide the relevant documents and materials, and make corrections according to the regulatory opinions;

●	carry out informatization training, and enhance the informatization awareness, information security awareness and software legalization awareness of their employees; and

●	other informatization duties as specified by the CBIRC (currently known as the NFRA).

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

A professional insurance agency may not sign insurance contracts on behalf of a contributor. On April 2, 2019, the CBIRC (currently known as the NFRA) issued a Notice to Rectify the Irregularities in the Insurance Intermediary Market (the “Rectify Notice”), requiring all insurance companies and insurance intermediaries to conduct self-inspections to determine whether their practices violate relevant regulations.

According to the Rectify Notice, among other matters, insurance intermediaries and insurance agencies must rectify any non-compliance practices, such as granting or undertaking to grant policyholders, insured parties or beneficiaries benefits other than those agreed in the insurance contracts, failure to register the sales persons engaged by the insurance intermediaries with the Insurance Intermediaries Regulatory Information System, or hiring sales person with bad conduct or who do not have professional knowledge necessary for insurance sales. As of the date this annual report, we have completed the applicable rectification measures.

On June 23, 2020, the CBIRC (currently known as the NFRA) further issued the Notice to Follow-up Review of the Rectification of Market Chaos in Banking and Insurance Industries (the “Review Notice”), requiring all banking and insurance institutions to carry out strict self-examination and self-rectification. According to the Review Notice, among other matters, insurance companies and insurance intermediaries must rectify any non-compliance practices, such as misleading consumers to buy insurance products by making false publicity on the grounds that the sales of insurance products are about to be stopped or the premium rates are about to be adjusted, maliciously misleading or instigating clients to cancel insurance policies, making consumers suffer from unnecessary losses of contractual rights and interests, or disclosing client information in violation of regulations. We have completed the self-examination and self-rectification work and reported the same to the CBIRC (currently known as the NFRA).

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

Pursuant to the Public Announcement of the China Insurance Regulatory Commission on Relevant Matters Concerning the Application of the Insurance Agencies in Hong Kong and Macao for Establishing Solely-Invested Insurance Agencies in the Mainland issued on December 26, 2007, from January 1, 2008, local professional insurance agencies in Hong Kong or Macao which meet the requirements may apply for the establishment of solely-invested insurance agencies in the mainland of the PRC. Pursuant to the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Hong Kong and the Supplements and Amendments VIII to the Mainland’s Specific Commitments on Liberalization of Trade in Services for Macao, qualified insurance brokerage institutions in Hong Kong or Macao may establish solely-invested insurance agencies in Guangdong province (including Shenzhen) for practicing within Guangdong province. Pursuant to the Notice of the China Banking and Insurance Regulatory Commission on Allowing Overseas Investors to Operate Insurance Agent Business in China, effective from June 19, 2018, overseas insurance agency entities operating an insurance agency business for three or more years outside China and foreign-funded insurance companies in China which have operated for three or more years may apply to CBIRC (currently known as the NFRA) to establish a foreign-invested insurance agency within China.

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

The senior management personnel of a professional insurance agency must meet the criteria stipulated in the Provisions on the Regulation of Insurance Agencies and approved by the CBIRC (currently known as the NFRA).

Qualification Management for Practitioners of Insurance Agencies

Based on the Provisions on the Regulation of Insurance Agencies, the CBIRC (currently known as the NFRA) is authorized by law and the State Council to exercise centralized supervision and administration competence over practitioners of insurance agencies by category. Under the Provisions on the Regulation of Insurance Agencies, the term “practitioners of insurance agencies” refers to individuals of insurance agencies who engage in sale of insurance products or the relevant loss survey.

Based on the Provisions on the Regulation of Insurance Agencies, the Circular of the China Insurance Regulatory Commission on Issues concerning the Administration of Insurance Intermediary Practitioners promulgated by the CIRC on August 3, 2015 and Notice on Cancelling and Adjusting a Group of Administrative Approval Items promulgated by the CIRC on August 7, 2015, prior to practice of practitioners of insurance agencies, the employer should file practice registration information for such personnel on the CBIRC (currently known as the NFRA) insurance intermediaries monitoring information system, without requiring a qualification certificate as a prerequisite for practice registration management.

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

Based on the Administrative Measures for the Insurance Clauses and Premium Rates of Property Insurance Companies, effective from October 1, 2021, the Circular on Issues Concerning the Implementation of the Administrative Measures for the Insurance terms and Premium Rates of Property Insurance Companies, effective from May 1, 2010, and the Circular on Issues concerning Further Strengthening and Improving the Regulation of Products of Property Insurances Companies, effective from March 1, 2020, insurance clauses and insurance premium rates for the following property insurance products must be reported to the CBIRC (currently known as the NFRA) for approval:

●	motor vehicle insurance (other than in the form of demonstration products);

●	non-life investment insurance;

●	guaranteed insurability and credit insurance with an insurance period of more than one year (other than in the form of demonstration products); and

●	other insurance products recognized by the CBIRC (currently known as the NFRA) as related to the public interest and compulsory insurance required by laws and administrative regulations.

If insurance companies modify approved insurance clauses or insurance premium rates, they must submit the modifications for approval. In addition, insurance companies should report insurance clauses and insurance premium rates for insurance products outside the scope set out above to the CBIRC (currently known as the NFRA) or, as the case may be, the local CBIRC (currently known as the NFRA) bureau for filing within 10 business days after the implementation. In case of revisions or amendments to insurance liabilities in insurance clauses or insurance premium rates that have been filed, such revisions or amendments shall be filed again.

Pursuant to the Guidelines for the Development of Insurance Products by Property Insurance Companies promulgated by the CIRC on December 30, 2016 and effective from January 1, 2017, insurance premium rates must meet the principles of rationality, fairness and adequacy.

Pursuant to the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, promulgated and implemented by the CBIRC (currently known as the NFRA) on January 14, 2019, property and casualty insurance companies must establish terms and premium rates for automobile insurance policies in strict compliance with PRC laws and regulations. Insurance companies are strictly prohibited from conducting the following activities:

●	amending any term or premium rate directly or in disguise without approval of the CBIRC; (currently known as the NFRA);

●	providing premium rates beyond the approved range by offering or promising to offer payment of inappropriate interest not stipulated in the insurance policies to insurance policyholders or owners of insured vehicles in disguise;

●	paying commission fee rates beyond the approved range by fabricating other expenses in disguise; and

●	failing to apply the approved premium rate as required for insurance policies for new cars.

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

Regulation of Internet Insurance

On December 7, 2020, CBIRC (currently known as the NFRA) issued Measures for the Regulation of Internet Insurance Businesses (the “Internet Insurance Measures”). Pursuant to the Internet Insurance Measures, no institutions or individuals other than insurance institutions, which refer to insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries, may engage in the internet insurance business. Under the Internet Insurance Measures, an insurance institution may sell insurance products or provide insurance brokerage services via the Internet and self-service terminal equipment, so that consumers can independently learn the product information and complete insurance purchase on their own through such insurance institution’s self-operated network platform or the self-run network platforms of other insurance institutions. However, the insurance application pages must belong to the self-run network platform of such insurance institution. “Self-operated online platforms” refer to online platforms set up by insurance institutions with independent operation and complete data authority. Self-operated online platforms shall effectively isolate from its affiliated parties such as shareholders, actual controllers and senior executives of the company in such aspects as finance, business, information system and customer information protection etc.

An insurance institution conducting Internet insurance businesses and its self-operated network platform shall meet the following conditions:

●	the place of service access is within the territory of the PRC;

●	it shall meet the provisions of the relevant laws and regulations and the qualification requirements of the competent authority of the relevant industry;

●	it shall have an information management system and core business system supporting the operation of Internet insurance businesses, which shall be effectively isolated from other irrelevant information systems of the insurance institution;

●	it shall have sound cybersecurity monitoring, information notification and emergency response mechanisms, as well as sound cybersecurity protection means such as boundary protection, intrusion detection, data protection and disaster recovery;

●	it shall implement the national graded protection system for cybersecurity, carry out record-filing of the grading of cybersecurity, regularly carry out graded protection assessment, and implement security protection measures for the corresponding grades;

●	it shall have a legal and compliant marketing model and establish an operation and service system that meets the operation needs of Internet insurance, meets the characteristics of Internet insurance users and supports the service coverage regions;

●	it shall establish or specify an Internet insurance business management department, equip itself with corresponding professionals, designate a senior executive to serve as the person in charge of Internet insurance businesses, and specify the persons in charge of the self-run network platforms respectively;

●	it shall have a sound management system and operating procedures for Internet insurance businesses.

●	an insurance company shall, in carrying out Internet insurance sales, comply with the relevant provisions of the CBIRC (currently known as the NFRA) on the regulatory evaluation for solvency and protection of consumers’ rights and interests;

●	a professional insurance intermediary shall be a national agency, and its business regions are not limited to the province where its head office is registered, and shall comply with the relevant provisions of the CBIRC (currently known as the NFRA) on the classified regulation of professional insurance intermediaries; and

●	it shall meet other conditions prescribed by the CBIRC (currently known as the NFRA).

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

The Internet Insurance Measures provides that the CBIRC (currently known as the NFRA) and its local offices are responsible for the development of the regulatory system for Internet insurance business in an overall manner, and the CBIRC (currently known as the NFRA) and its local offices shall, in accordance with the division of regulatory work for insurance institutions, implement daily monitoring and regulation of Internet insurance business.

Regulation of Anti-money laundering

Based on the Circular on Strengthening Work of Anti-Money Laundering in Insurance Industry, promulgated on August 10, 2010 by the CIRC, and Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, effective from October 1, 2011, the CBIRC (currently known as the NFRA) organizes, coordinates and directs policies concerning anti-money laundering in the insurance industry. Under these measures, insurance companies, insurance asset management companies, professional insurance agencies and insurance brokers are required to materially improve their anti-money laundering related internal control competence on the basis of real-name policy issuance and on the principle of complete customer materials, traceable transaction records and regulated funds operation.

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

On April 10, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-up of the Value-Added Telecommunications Services (the “Circular”). The Circular states that the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services and the pilot programs will be initially launched in several regions, including Beijing Comprehensive Demonstration Zone for the Expansion and Opening up of Service Industries, Shanghai’s Lingang New Area within the China (Shanghai) Pilot Free Trade Zone, Hainan Free Trade Port, and the Shenzhen Pilot Demonstration Zone of Socialism with Chinese Characteristics. In the regions approved to launch pilot programs, foreign ownership restrictions in certain value-added telecommunications business will be removed, including internet data centers, content delivery networks, internet service providers, online data processing and transaction processing, and information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations) and information protection and processing services. Foreign invested enterprises conducting these services in approved pilot regions are required to obtain approval from the MIIT in accordance with applicable law and regulations. The Circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

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

Pursuant to the Internet Insurance Measures, self-operated internet platforms through which insurance institutions conduct internet insurance business must meet certain requirements such as obtaining ICP Licenses or making ICP filings and maintaining sound internet operation systems and information security systems. As of the date of this annual report, the VIE and its subsidiaries have obtained the ICP licenses for our digital platforms.

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

The Measures for the Regulation of Internet Insurance Business, promulgated by CBIRC (currently known as the NFRA) on December 7, 2020 and effective on February 1, 2021, specify that when concluding insurance contracts and providing insurance services (i.e. the internet insurance business) by relying on the internet, insurance institutions shall not damage the legitimate rights and interests of consumers and public interest. Insurance institutions shall:

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

On August 3, 2023, the CAC published the Administrative Measures for Personal Information Protection Compliance Audits (Draft for Comment), which was open for public comments until September 2, 2023. According to such draft, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than one million individuals shall carry out a compliance audit of personal information protection at least once a year. Other personal information processors are required to conduct a compliance audit of personal information protection at least once every two years.

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

On March 22 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-Border Data Flows, effective on the same date. The provisions provide several exemptions from undergoing data security assessment, obtaining personal information protection certification, or entering into standard contract for outbound transfer of personal information for businesses. These exemptions include, among others, scenarios where a data processor, other than critical information infrastructure operator, has cumulatively transferred overseas the personal information (excluding sensitive personal information) of fewer than 100,000 individuals since January 1 of the current year. A data processor, other than critical information infrastructure operator, shall enter into a standard contract with overseas recipients for the cross-border transfer of personal information, or obtain certification for personal information protection if since January 1 of the current year, the data processor has cumulatively transferred to overseas recipients personal information of more than 100,000 but less than 1,000,000 individuals (excluding sensitive personal information), or sensitive personal information of less than 10,000 individuals. The provisions also explicitly state that data processors are not required to conduct data security assessment for cross-border data transfers if the data has not been notified or published as important data by relevant departments or regions.

Regulation of Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 1999, 2004, 2005, 2013, 2018 and 2023. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies.

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

The Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such VIE structure is deemed as a method of foreign investment. If the VIE structure were deemed as a method of foreign investment, and any of the business operation of us were to fall in the “negative list,” and if the interpretation and implementation of the Foreign Investment Law and the final “negative list” mandated further actions, such as the current MOFCOM market entry clearance, to be completed by companies with an existing VIE structure like us, we would face uncertainties as to whether such clearance could be timely obtained, or at all. See “Item 3. Key Information — Risk Factors — Risks Related to Our Corporate Structure — If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, our subsidiaries and the Affiliated Entities could be subject to severe penalties or be forced to relinquish their interests in those operations, and the Class A Ordinary Shares may decline in value or become worthless.”

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises (“SAFE Circular 19”), effective on June 1, 2015, which was partially repealed on December 30, 2019 and amended on March 23, 2023. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016, and was amended on December 4, 2023 which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

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

The following diagram depicts a simplified organizational structure of the Company as of the date of this annual report. These subsidiaries are also set forth in Exhibit 8.1 to this annual report.

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

Contractual arrangements with the VIE and its shareholders

As a Cayman Island company, we are classified as a foreign enterprise under PRC laws and regulations, and WFOE is a foreign invested entity (an “FIE”). FIEs are subject to a number of restrictions under PRC laws and regulations. In particular, the Affiliated Entities hold ICP licenses for internet information services, which are classified as value-added telecommunication services (Category II). As these services are subject to strict business licensing requirements, including limitations on foreign ownership and in order to have greater flexibility in carrying out business and implementing business strategies in compliance with PRC laws and regulations, we and the PRC Subsidiaries operate our businesses in China mainly through the VIE and its subsidiaries. As of December 31, 2022 and 2023, the VIE and its subsidiaries accounted for an aggregate of 78.6% and 78.1%, respectively, of consolidated total assets and 85.4% and 83.3%, respectively, of our consolidated total liabilities. In 2021, 2022 and 2023, the VIE and its subsidiaries accounted for an aggregate of 99.5%, 94.6% and 93.9%, respectively, of our consolidated total net revenues.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and consolidate the VIE’s results of operations in its financial statements under U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, the VIE or its shareholders may breach the contractual arrangements with WFOE. In such cases, we and the PRC Subsidiaries would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information — Risk Factors—Risks Related to Our Corporate Structure.”

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

Agreements that provide us and the PRC Subsidiaries with the option to purchase the equity interest in the VIE

Exclusive Option Agreements. Pursuant to the exclusive option agreements among CCT, WFOE, the VIE and shareholders of the VIE, dated October 10, 2019, June 18, 2021 and November 14, 2022, respectively, the shareholders of the VIE have irrevocably granted WFOE an exclusive option to purchase, by itself or by persons designated by it, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholders’ equity interests in the VIE.

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

We are headquartered in Beijing and had leased an aggregate of over 9,800 square meters of office space in 24 provinces, autonomous regions and municipalities in China as of December 31, 2023. We lease our premises through lease agreements with unrelated third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer collectively to CCT, the PRC Subsidiaries and the Affiliated Entities prior to the completion of the Business Combination, and Cheche Group Inc., the PRC Subsidiaries and the Affiliated Entities following the consummation of the Business Combination.

You should read the following discussion and analysis of our results of operations and financial condition together with the consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section of this annual report captioned “Item 3. Key Information — D. Risk Factors” and in other parts of this annual report. Our fiscal year ends on December 31.

A. Operating Results

Key Factors Affecting Our Results of Operations

We believe the following factors significantly affect our results of operations:

Market conditions in China

We derive most of our revenues from facilitating insurance transactions on our platform, particularly auto insurance transactions. As such, our results of operations substantially depend on the growth of the automobile, auto insurance and digital auto insurance transaction markets in China.

We expect the growing number of automobiles in China to drive significant demand for auto insurance. We also expect that recent developments in the new energy vehicle sector with favorable government policies will drive the growth of China’s automobile industry.

The PRC government requires each automobile owner to purchase statutory automobile liability insurance and renew its auto insurance policy every year. We expect that the growth in automobile ownership will result in more purchases and renewals of statutory automobile liability insurance as well as other commercial auto insurance. The total number of vehicles sold in China is expected to grow from 26.3 million in 2021 to 33.0 million in 2026, according to iResearch. China’s auto insurance industry has expanded in recent years, driven by its rapid economic growth, increasing disposable income, urbanization, the growing number of automobiles and the increasing ease in purchasing auto insurance. China’s auto insurance industry is expected to grow from RMB777.3 billion in 2021 to RMB1.1 trillion in 2026, according to iResearch.

We also believe that the increasing digitalization of auto insurance in China will drive demand for our auto insurance transaction services. Driven by technological advancements, policy reforms and more standardized digital operations, digital transaction volumes for auto insurance in China grew from RMB85.2 billion in 2018 to RMB270.9 billion in 2021, and are expected to grow to RMB832.0 billion in 2026, according to iResearch. The digital transaction penetration rate for auto insurance in China, defined as the amount of auto insurance premiums transacted digitally during a certain period, divided by the total premiums in the auto insurance industry during such period, increased from 10.9% in 2018 to 34.8% in 2021 and is expected to further grow to 72.9% in 2026, according to iResearch.

We have broadened our service and solution offerings in recent years to include services and solutions other than auto insurance transaction services. In particular, we commenced our non-auto P&C insurance transaction services in 2016, and insurance SaaS solutions in 2020. We are also co-developing digital products with our insurance carrier partners and large third-party technology platforms to enhance the breadth of their product and service offerings. These include innovative insurance products, such as embedded digital distributions to address the evolving needs of China’s insurance consumers. Our growth also depends on the growth of the non-auto P&C insurance, insurance SaaS solutions and insurance technology services industries in China, and our ability to diversify our distributions and integrate technology capabilities among such different sectors and develop innovative insurance products.

The non-auto insurance market in China includes non-auto P&C and life & health insurance and has been developing rapidly. Non-auto insurance premiums in China grew from RMB3.0 trillion in 2018 to RMB3.7 trillion in 2021 at a CAGR of 7.1% and are expected to reach RMB5.8 trillion in 2026 at a CAGR of 9.2%. Growth of the non-auto insurance market and our ability to capitalize on industry trends will significantly affect demand for our services and solutions and financial results.

Insurance premiums and transaction service fees

We generate revenue primarily from transaction service fees paid by insurance carriers and certain intermediaries, typically calculated as a percentage of the insurance premiums paid by consumers. Insurance premiums and transaction service fee rates we charge for our insurance transaction services fluctuate based on regulatory requirements, prevailing economic conditions, the competitive landscape, the volume of business that we generate, the availability of comparable services from our competitors and other factors.

We derive the majority of our insurance transaction service revenue from facilitating auto insurance transactions. Laws and regulations governing China’s auto insurance industry may significantly affect the premiums of auto insurance policies charged by insurance carriers and service fee rates we charge for auto insurance transactions. For example, historically, the PRC government has imposed stringent reporting requirements on the terms of auto insurance products sold by insurance carriers and rules regulating actuarial and pricing practices of insurance carriers and intermediaries, which have resulted in industry-wide decreases in the transaction service fee rates charged by industry participants, including us. Our results of operations from auto insurance transactions have been affected by, and will continue to depend on laws and regulations governing China’s auto insurance industry and their impacts on the transaction service fees we can charge.

Similarly, the service fee rates we charge for insurance transactions other than auto insurance transactions, including non-auto P&C insurance transactions, may also fluctuate based on factors such as changes in industry regulations and reforms, pricing strategies of our competitors, changes in sales and marketing policies and product demand from consumers, among others.

Collaboration with insurance carriers and insurance intermediaries.

We provide insurance transaction services and insurance SaaS solutions to insurance carriers, and insurance transaction services and insurance SaaS solutions to certain insurance intermediaries. As a result, our revenue growth depends on our ability to maintain relationships with these insurance carriers and insurance intermediaries. As of December 31, 2023, we collaborated with approximately 100 insurance carriers and 4,500 insurance intermediaries.

We need to provide high quality insurance transaction services and SaaS solutions and help them reach and serve their target consumers. This affects whether insurance carriers or other insurance intermediaries will sell insurance products through our platform or use our SaaS solutions and the rates of transaction service fees, system purchase prices and subscription fees we receive. Any significant changes to our relationships with insurance carriers and other insurance intermediaries could materially impact our revenue and financial performance.

Collaboration with referral partners and third-party platforms

We collaborate with referral partners and third-party platforms to attract and acquire insurance consumers, facilitate transactions of a variety of insurance products to consumers, and retain such consumers on our platform. The number, type and productivity of our referral partners and third-party platform partners significantly affect our revenue and results of operations. To achieve profitability, we intend to retain and expand the base of our referral partners and third-party platform partners as well as their productivity in a cost-effective manner.

A large component of our operating costs are the referral fees paid to our referral partners. In light of the intense competition for referral partners in the insurance industry and rising salaries in China, we have proactively adjusted our referral fee rates in recent years to acquire and retain productive referral partners, which has increased our operating costs. We plan to optimize our referral fee rates for referral partners in response to market conditions and requirements in the future, which may increase our operating costs.

Our product and service offerings

Our revenue growth depends on our ability to improve existing products, services and solutions, enhance user experience and capture new opportunities to expand into additional insurance markets and services. We derive a majority of our revenues from facilitating auto insurance transactions. As such, our financial performance depends in part on our ability to collaborate with our insurance carrier partners to offer auto insurance products attractive to auto insurance consumers.

In addition to auto insurance products, we have been facilitating the sale of non-auto P&C insurance products since 2016 and life & health insurance products since 2019. We have also started to provide technology services to insurance carriers since 2016 as well as insurance SaaS solutions to insurance intermediaries and insurance carriers since December 2020 and March 2021, respectively. As our service and solution offerings may have different pricing strategies and cost structures, expansion of our business and changes to revenue mix may affect our financial position and profitability.

Our results of operations also depend upon our ability to diversify our distribution channels and product offerings. We believe the large base of our existing referral partners and third-party platforms presents us with significant opportunities to distribute various non-auto P&C insurance products and enables us to strengthen relationships with insurance carriers and referral partners, and increase engagement between referral partners and their customers. We also believe our extensive partnership network of insurance carriers and insurance intermediaries allows us to facilitate selling insurance SaaS solutions to these insurance carriers and insurance intermediaries as we have established relationships with them on our insurance transaction service offerings.

Operating efficiency of our platform

We have incurred significant costs and expenses in building our platform, growing our user and partnership base and developing capabilities in data analytics and technology. Our business model is highly scalable, and our platform supports our continued growth. While we expect our operating costs to increase in absolute terms as our business expands, we also expect them to decrease as a proportion of our revenues as we improve the operating efficiency of our platform and achieves more economies of scale.

For our insurance transaction service business, which requires significant costs and expenses to acquire users and facilitate insurance transactions for these users on our platform, we pay referral fees to our referral partners, which constitute the largest component of our operating costs. We plan to enlarge our user base and optimize referral fees as a percentage of our total revenues by expanding our user base acquisition channels and collaborating with more influential third-party platform partners. In addition, we intend to optimize collaboration with third-party platforms and referral partners to improve user base acquisition and conversion, and diversify offerings among auto and non-auto P&C insurance products, to improve our operating margins for insurance transaction service.

For our insurance SaaS solutions business, we actively engage in selling and marketing efforts to capture marketing opportunities from which we can effectively increase our customer base, while focusing on more precise and effective ways of acquiring insurance intermediary and insurance carrier customers. As our insurance SaaS solutions business grows, we expect to improve the efficiency and utilization of our personnel and scale to achieve greater operating leverage.

Impact of COVID-19

The COVID-19 pandemic has severely impacted China and the rest of the world, and it has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. Our business has not, to date, experienced material disruptions in insurance transaction volumes or insurance SaaS product subscriptions due to the COVID-19 pandemic.

However, the extent to which the COVID-19 pandemic may impact our long-term results remains uncertain, and we are closely monitoring the impact of COVID-19 pandemic internally. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic could adversely affect our business, results of operations and financial condition.”

Key Components of Results of Operations

Net Revenues

Net revenues include insurance transaction services income, SaaS and technical income, and others. The following table sets forth a breakdown of our revenues for the periods indicated.

	Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Insurance transaction services income	1,699.4	97.9	2,617.2	97.7	3,275.2	99.2
SaaS and technical service income*	30.4	1.8	61.9	2.3	25.1	0.8
Others*	5.6	0.3	0.0	0.0	1.1	0.0
Total net revenues	1,735.4	100.0	2,679.1	100.0	3,301.4	100.0

*	Technical service income was reclassified from “Others” to “SaaS income” and renamed as “SaaS and technical services income” for all periods presented. See Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

For our insurance transaction services business, we charge insurance carrier customers and other intermediaries a percentage of the insurance premiums generated from insurance transactions facilitated through our platform. Revenue generated from insurance transaction services is primarily affected by (1) the number of policies written through our platform, which increased by 57.7% from 7.8 million in 2021 to 12.3 million in 2022, and further increased by 28.5% to 15.8 million in 2023, (2) the gross premiums of transactions written through our platform, which increased by 49.5% from RMB11.1 billion in 2021 to RMB16.6 billion in 2022, and further increased by 36.1% to 22.6 billion in 2023, and (3) the written premiums through referrals of referral partners, for which we tend to charge a higher percentage of premiums. Written premiums issued through referral partners increased by 56.4% from RMB10.1 billion in 2021 to RMB15.8 billion in 2022, and further increased by 32.9% to 21.0 billion in 2023. Our service fee rate remained relatively stable at 15.3%, 15.8% and 14.5% in 2021, 2022 and 2023, respectively.

For our insurance SaaS and technical service business, we offer subscription services to our cloud-based insurance SaaS solutions, including Sky Frontier and Digital Surge, and provide technical services for our business partners, including industry-leading NEV manufacturers and auto service companies. We derive revenue from (1) charging insurance carrier customers and insurance intermediaries services fees for using Sky Frontier and Digital Surge, and (2) charging business partners for using our insur-tech system building services, respectively. Revenue generated from Sky Frontier increased from RMB21.9 million in 2021 to RMB51.2 million in 2022, primarily due to the combined effect of an increase in the number of paying customers from 49 in 2021 to 72 in 2022 as well as an increase in unit price resulting from upgraded functionality and improved market demand. Revenue generated from Sky Frontier decreased from RMB51.2 million in 2022 to RMB11.6 million in 2023, primarily due to a decrease in the number of paying customers from 72 in 2022 to 17 in 2023, which was primarily the result of customers’ stricter budget control, and disruptions of our system caused by adjustment to our product designs and service process. Revenue generated from Digital Surge increased from RMB8.0 million in 2021 to RMB8.6 million in 2022, primarily driven by an increase in the number of paying customers from 130 in 2021 to 355 in 2022, partially offset by a decrease in unit price, as we lowered the subscription fee for certain paid functions in 2022 to attract more paying customers for Digital Surge. Revenue generated from Digital Surge decreased from RMB8.6 million in 2022 to RMB5.1 million in 2023, primarily due to a decrease in unit price, partially offset by an increase in the number of paying customers from 355 in 2022 to 897 in 2023. Revenue generated from technical services increased from RMB0.6 million in 2021 to RMB2.1 million in 2022, primarily due to new business partnerships. Revenue generated from technical services increased from RMB2.1 million in 2022 to RMB7.3 million in 2023, primarily due to the further expanded business partnerships we entered into in 2023.

Revenues from other services include fees generated from our customer service to third-party companies.

Cost of Revenues

We collaborate with referral partners and other third parties in the provision of insurance transaction services and SaaS services. Our cost of revenues primarily consists of cost of referral partners, service fee paid to third-party payment platforms, and other costs. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

	Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Cost of referral partners	1,581.2	95.6	2,424.6	95.6	3,017.9	95.5
Service fee paid to third-party payment platforms	62.0	3.7	104.6	4.1	129.5	4.1
Other costs	11.4	0.7	7.5	0.3	13.8	0.4
Total cost of revenues	1,654.6	100.0	2,536.7	100.0	3,161.2	100.0

Cost of referral partners refers to referral fees paid by us to referral partners and third-party platform partners, as a certain percentage of the insurance transaction service income generated from the insurance transactions referred by them. Our referral partners increased from over 739,000 as of December 31, 2021 to over 939,000 as of December 31, 2022, and further increased to approximately 1.1 million as of December 31, 2023. As we continue to scale our business, we are able to improve our ability to negotiate more favorable referral fee rates with referral partners and third-party platform partners, which enables us to reduce referral fee rate for each transaction and manage our costs of revenues for referral partners.

Service fee paid to third-party payment platforms refer to fees charged by such payment platforms with respect to the referral fee payments we make to referral partners through such third-party payment platforms.

Other costs primarily include (1) customer service costs, (2) amortization and depreciation, (3) salary and welfare benefits, (4) cloud service fees and (5) tax and surcharges and others.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of advertising and promotional expenses, salary and welfare benefits and share-based compensation expenses to our sales and marketing personnel. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online platform and mobile applications.

General and administrative expenses

Our general and administrative expenses primarily consist of share-based compensation expenses, salary and welfare benefits, professional service fees, amortization expenses and related expenses for employees involved in general corporate functions, including finance, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses.

Research and development expenses

Our research and development expenses primarily consist of salary and welfare benefits, share-based compensation expenses and subcontracted development expenses incurred for the development and enhancement to our online platform, including SaaS platform, and mobile application.

Share-based compensation expenses

We periodically grant share-based awards, such as restricted shares and share options to eligible employees, directors and non-employees. In accordance with ASC 718 Stock Compensation, we recorded share-based compensation expense on the grant date of the equity interests to our employees equal to the estimated fair-value of such equity interests at the measurement date. The share-based compensation expense was recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses on the consolidated statements of operations and comprehensive loss.

In November 2015, we adopted the 2015 Incentive Plan to grant options to relevant directors, officers, senior management, employees and non-employees. Option awards were granted with an exercise price determined by our board of directors. In January 2020, the 2015 Incentive Plan was terminated with the concurrent grant of replacement awards under the 2019 Incentive Plan. In January 2020, we adopted the 2019 Equity Incentive Plan to grant options and restricted shares to relevant directors, officers, other employees and non-employees. Option awards were granted with an exercise price determined by the board of directors. The options granted under the 2019 Equity Incentive Plan typically becomes vested upon grant. The restricted shares granted under the 2019 Equity Incentive Plan typically could be granted with terms that (1) immediately vested upon grant; (2) 25% vested on each anniversary or 6.25% vested on each quarter for a vesting schedule of four years; or (3) 50% vested on each anniversary for a vesting schedule of two years. Our 2023 Equity Incentive Plan was adopted in September 2023. Restricted shares and options granted under 2023 Equity Incentive Plan typically could be granted with terms that (1) immediately vested upon grant; (2) 25% vested on each anniversary for a vesting schedule of four years; (3) 25% vested on each quarter for a vesting schedule of one year; or (4) 100% vested on first anniversary of the grant date.

The weighted average grant date fair value of options granted in 2021, 2022 and 2023 was RMB5.3151 (US$0.7801), RMB5.2688 (US$0.7733) and RMB42.1761 (US$5.9404), respectively. The fair values of the restricted shares granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the years ended December 31,
	2021	2022*	2023
Options*
Fair value per share (US$)	3.81-5.58	-	6.33-6.37
Discount rate (after tax)	16.50%-18.00%	-	Not applicable
Risk-free interest rate	1.66%	-	3.88%
Expected volatility	42.05%-54.06%	-	64.2%
Contractual term (in years)	10	-	10
Discount for lack of marketability (“DLOM”)	7.00%-12.00%	-	Not applicable

*	There were no grants for options for the year ended December 31, 2022.

	For the years ended December 31,
	2021	2022	2023
Restricted shares
Fair value per share (US$)	3.81-5.58	3.81-4.08	4.90-5.45
Discount rate (after tax)	16.50%-18.00%	16.50%	15.0%-16.0%
Discount for lack of marketability (“DLOM”)	7.00%-12.00%	10%	5.00%-10.00%

The following table sets forth the breakdown of share-based compensation expenses by our expense line items for the periods presented.

	Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Selling and marketing expenses	10.7	57.8	9.1	56.2	30.7	27.9
General and administrative expenses	7.6	41.1	6.7	41.4	67.5	61.4
Research and development expenses	0.2	1.1	0.4	2.4	11.6	10.5
Cost of revenues	0.0	0.0	0.0	0.0	0.2	0.2
Total	18.5	100.0	16.2	100.0	110.0	100.0

Discussion of Certain Balance Sheet Items

 The following is a discussion of selected balance items that are material to us. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

Accounts Receivable

Accounts receivable mainly represents amount due from insurance transaction services customers. The increase in the accounts receivable was primarily due to business growth as shown in the increase in revenue, in particular in the insurance transaction services.

The following table sets forth the aging analysis of accounts receivable.

	As of December 31,
	2022	2023
	(RMB in thousands)
Up to three months	332,492	397,716
Three to six months	43,483	43,032
Six to nine months	10,548	16,543
Nine to 12 months	15,836	6,092
Above one year	335	4,913
Less: Allowance for current expected credit losses	(1,027)	(2,230)
Total accounts receivable, net	401,667	466,066

Our insurance transaction service customers accounted for 98.7% and 99.3% of the total accounts receivable balance as of December 31, 2022 and 2023 respectively. These insurance transaction service customers are mainly group-wide insurance carrier conglomerates in China with a contractual and customary payment terms that generally range from 30 to 180 days. The accounts receivable that is more than 6 months old are mainly caused by customers’ stricter budget control in 2023. We determined that this balance was recoverable. As of March 31, 2024, RMB379.0 million of our accounts receivable as of December 31, 2023 was subsequently collected by us. No amount of accounts receivable has been written off (i.e., charged-off against the allowance) for the periods presented in the annual report.

Accounts Payable

Accounts payable mainly includes payment to the cost of referral partners. Accounts payable increased by RMB89.7 million from RMB227.2 million as of December 31, 2022 to RMB316.9 million as of December 31, 2023, primarily due to an increase in cost of referral partners.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the laws of the Cayman Islands, we are not subject to tax on income or capital gains, nor are we subject to withholding tax on any payment of dividends. The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% on its taxable income generated from operations in Hong Kong. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Our subsidiary incorporated in Hong Kong is not subject to withholding tax on any payment of dividends.

PRC

We are subject to VAT at the rate of 6% on our services and solutions less any deductible VAT already paid. We are also subject to surcharges on VAT payments in accordance with PRC law.

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the PRC Subsidiaries are subject to enterprise income tax at a statutory rate of 25%. The VIE in the PRC qualified as a “High and New Technology Enterprise” and was entitled to a preferential enterprise income tax rate of 15% from 2019 to 2021 and from 2022 to 2024.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we were incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied. To the extent that the PRC Subsidiaries, VIE and its subsidiaries have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, we did not record any such withholding tax of the PRC Subsidiaries, VIE and its subsidiaries in the PRC as they are still in accumulated deficit position.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, in absolute amount and as a percentage of our operating revenue. You should read this information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Net revenues	1,735,404	100.0	2,679,059	100.0	3,301,418	100.0
Cost of revenues	(1,654,592)	(95.3)	(2,536,746)	(94.7)	(3,161,193)	(95.8)
Gross profit	80,812	4.7	142,313	5.3	140,225	4.2
Operating expenses:
Selling and marketing expenses	(110,064)	(6.3)	(138,970)	(5.2)	(111,454)	(3.4)
General and administrative expenses	(79,672)	(4.6)	(69,350)	(2.6)	(139,385)	(4.2)
Research and development expenses	(46,785)	(2.7)	(49,946)	(1.9)	(57,167)	(1.7)
Total operating expenses	(236,521)	(13.6)	(258,266)	(9.6)	(308,006)	(9.3)
Operating loss	(155,709)	(9.0)	(115,953)	(4.3)	(167,781)	(5.1)
Other expenses:
Interest income	278	0.0	1,890	0.1	5,398	0.2
Interest expense	(6,522)	(0.4)	(3,303)	(0.1)	(1,446)	0.0
Foreign exchange gains/(losses)	2,100	0.1	13,409	0.5	(2,546)	(0.1)
Government grants	24,275	1.4	20,314	0.8	12,371	0.4

Changes in fair value of warrant	153	0.0	(196)	(0.0)	1,702	0.1
Changes in fair value of amounts due to related party	(11,242)	(0.6)	(6,451)	(0.2)	(7,524)	(0.2)
Others, net	(316)	(0.0)	(1,253)	(0.0)	(127)	0.0
Loss before income tax	(146,983)	(8.5)	(91,543)	(3.4)	(159,953)	(4.8)
Income tax credit	522	0.0	521	0.0	363	0.0
Net loss	(146,461)	(8.5)	(91,022)	(3.4)	(159,590)	(4.8)
Non-GAAP measure:
Adjusted net loss (1)	(98,400)	(5.7)	(51,603)	(1.9)	(33,192)	(1.0)

(1)	Adjusted net loss is defined as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, changes in fair value of warrant, changes in fair value of amounts due to related party and listing related professional expenses. Adjusted net loss is not a measure required by, or presented in accordance with, U.S. GAAP. The use of the non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For further details, see “—Non-GAAP Financial Measure.”

Non-GAAP financial measure

We use adjusted net loss, a non-GAAP financial measure, in evaluating our results of operations and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, amortization of intangible assets related to acquisition, changes in fair value of warrant, changes in fair value of amounts due to related party and listing related professional expenses. Such adjustments have no impact on income tax.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our results of operations without considering the impact of non-cash share-based compensation expenses, amortization of intangible assets related to acquisition, changes in fair value of warrant, changes in fair value of amounts due to related party and non-recurring expenses. We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of such non-GAAP measure facilitates investors’ assessment of our operating performance. Adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the reconciliation of our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our net loss to adjusted net loss for the years indicated:

	Year ended December 31,
	2021	2022	2023
	(RMB in thousands)
Net loss	(146,461)	(91,022)	(159,590)
Add:
Share-based compensation expense	18,532	16,208	109,983
Amortization of intangible assets related to acquisition	2,100	2,100	2,100
Changes in fair value of warrant	(153)	196	(1,702)
Changes in fair value of amounts due to related party	11,242	6,451	7,524
Listing related professional expenses	16,340	14,464	8,493
Adjusted net loss	(98,400)	(51,603)	(33,192)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenues. Our net revenues increased by 23.2%, from RMB2,679.1 million in 2022 to RMB3,301.4 million in 2023, which was driven by an increase in insurance transactions conducted through our platform by referral partners and third-party platform partners.

Cost of revenues. Our cost of revenues increased by 24.6% from RMB2,536.7 million in 2022 to RMB3,161.2 million in 2023, which was consistent with the growth of our business volume and revenue.

Selling and marketing expenses. Our selling and marketing expenses decreased by 19.8%, from RMB139.0 million in 2022 to RMB111.5 million in 2023, primarily due to the decrease in marketing expenses and staff costs, partially offset by the increase in share-based compensation expenses. As a result, selling and marketing expenses as a percentage of net revenues decreased from 5.2% in 2022 to 3.4% in 2023. Excluding share-based compensation expenses, the percentage would decrease from 4.8% to 2.4% in 2023 from 2022.

General and administrative expenses. Our general and administrative expenses increased significantly from RMB69.4 million in 2022 to RMB139.4 million in 2023, primarily due to the increase in share-based compensation expenses and staff costs. Excluding share-based compensation expenses and listing-related professional service fees, general and administrative expenses increased by 31.4% from 2022 to 2023, primarily due to the increase in post-listing professional and other service fees and staff costs.

Research and development expenses. Our research and development expenses increased by 14.5%, from RMB49.9 million in 2022 to RMB57.2 million in 2023, which was mainly driven by the increase in share-based compensation expenses and technical service fees, partially offset by a decrease in staff costs. Excluding share-based compensation expenses, research and development expenses decreased by 8.0% from 2022 to 2023, and, as a percentage of net revenues, decreased from 1.8% in 2022 to 1.4% in 2023.

Interest expense. Our interest expense decreased by 56.2%, from RMB3.3 million in 2022 to RMB1.4 million in 2023, primarily due to the repayment of borrowings in July 2022.

Net loss. As a result of the foregoing, we incurred a net loss of RMB159.6 million in 2023, as compared to a net loss of RMB91.0 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues. Our net revenues increased by 54.4%, from RMB1,735.4 million in 2021 to RMB2,679.1 million in 2022, primarily due to (1) the increased amount of premiums of the insurance transactions conducted through our platform by referral partners and third-party platform partners; and (2) an increase in revenue generated from SaaS solutions.

Cost of revenues. Our cost of revenues increased by 53.3% from RMB1,654.6 million in 2021 to RMB2,536.7 million in 2022, which was consistent with the growth of our business volume and revenue.

Selling and marketing expenses. Our selling and marketing expenses increased by 26.2%, from RMB110.1 million in 2021 to RMB139.0 million in 2022, primarily due to (1) an increase of RMB14.3 million in marketing expenses, as we strategically increased our marketing and publicity efforts to improve our corporate image, online platform and mobile applications since the second half of 2021, and (2) an increase of RMB14.4 million in staff expenses, primarily due to increases in headcount in the selling and marketing related department and related expenses; partially offset by a decrease of RMB2.0 million in labor service fee and a decrease of RMB1.6 million in share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses decreased by 12.9%, from RMB79.7 million in 2021 to RMB69.4 million in 2022, primarily due to (1) a decrease of RMB2.5 million in staff expenses, primarily due to decreases in headcount in the general and administrative related department, (2) a decrease of RMB2.7 million in fees related to financing activities, and (3) a decrease of RMB2.4 million in depreciation and amortization.

Research and development expenses. Our research and development expenses increased by 6.6%, from RMB46.8 million in 2021 to RMB49.9 million in 2022, primarily due to an increase in staff costs of RMB8.3 million, as a result of increases in headcount in the research and development department and related expenses; partially offset by a decrease in system development service fee of RMB4.9 million.

Interest expense. Our interest expense decreased by 49.2%, from RMB6.5 million in 2021 to RMB3.3 million in 2022, primarily due to the repayment of loan principal.

Net loss. As a result of the foregoing, we incurred a net loss of RMB91.0 million in 2022, as compared to a net loss of RMB146.5 million in 2021.

B. Liquidity and Capital Resources

In 2023, our principal source of liquidity was cash generated from financing activities. In 2022, our principal source of liquidity was cash generated from financing activities in 2021.

As of December 31, 2022 and 2023, we had cash and cash equivalents of RMB114.9 million and RMB243.4 million, respectively. As of December 31, 2022 and 2023, we had amounts due to related party of RMB59.9 million and RMB55.3 million, respectively.

We anticipate that we will be able to meet our financing needs from the date of this annual report with existing cash balances. However, we may require additional funding due to changing business conditions or other future developments, including any investments or acquisitions we may pursue. If our existing cash resources are insufficient to meet our working capital requirements, we may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders. There is no assurance that we will be successful in raising funds, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Securities — The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.” The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2021	2022	2023
	(RMB in thousands)
Net cash used in operating activities	(187,594)	(158,861)	(26,950)
Net cash (used in)/generated from investing activities	(65,330)	27,694	12,822
Net cash generated from/(used in) financing activities	583,674	(159,042)	140,345
Effect of foreign exchange rate changes on cash and cash equivalents	(1,911)	42,770	2,230
Net increase/(decrease) in cash and cash equivalents and restricted cash	328,839	(247,439)	128,447
Cash and cash equivalents and restricted cash at beginning of the year	38,545	367,384	119,945
Cash and cash equivalents and restricted cash at end of the year	367,384	119,945	248,392

Operating Activities

Net cash used in operating activities in 2023 was RMB27.0 million, primarily due to the net loss of RMB159.6 million, partially offset by (1) adjustments primarily consisting of share-based compensation expense of RMB110.0 million, amortization of right-of-use asset of RMB8.4 million, changes in fair value of amounts due to related party of RMB7.5 million, amortization of intangible assets of RMB2.1 million, provision of allowance for current expected credit losses of RMB1.2 million, depreciation of property equipment and leasehold improvement of RMB1.0 million, and foreign exchange losses of RMB2.5 million, and (2) net cash inflow of RMB2.0 million from changes in operating assets and liabilities, primarily driven by an increase of RMB89.7 million in accounts payable, an increase of RMB10.3 million in salary and welfare benefits payable and an increase of RMB3.4 million in contract liabilities, and partially offset by an increase of RMB65.6 million in accounts receivable, a decrease of accrued expenses and other current liabilities of RMB17.7 million, a decrease of lease liabilities of RMB9.0 million and an increase of prepayments and other current assets of RMB7.0 million,

Net cash used in operating activities in 2022 was RMB158.9 million, primarily due to a net loss of RMB91.0 million, partially offset by (1) adjustments primarily consisting of share-based compensation expense of RMB16.2 million, amortization of right-of-use asset of RMB8.2 million, changes in fair value of amounts due to related party of RMB6.5 million, amortization of intangible assets of RMB2.1 million and depreciation of property equipment and leasehold improvement of RMB1.2 million, partially offset by foreign exchange gains of RMB13.4 million, and (2) net cash outflow of RMB88.2 million from changes in operating assets and liabilities, primarily driven by an increase of RMB116.0 million in accounts receivable, an increase of prepayments and other current assets of RMB8.7 million, partially offset by an increase of RMB46.9 million in accounts payable and an increase of RMB11.0 million in salary and welfare benefits payable.

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

Investing Activities

Net cash generated from investing activities in 2023 was RMB12.8 million, primarily due to proceeds from short-term investment of RMB56.1 million, and partially offset by purchase of short-term investments of RMB42.7 million.

Net cash generated from investing activities in 2022 was RMB27.7 million, primarily due to cash received from maturities of short-term investments of RMB211.4 million, and partially offset by the placement of short-term investments of RMB182.5 million.

Net cash used in investing activities in 2021 was RMB65.3 million, primarily due to the placement of short-term investments.

Financing Activities

Net cash generated from financing activities in 2023 was RMB140.3 million, primarily due to proceeds from issuance of ordinary shares of RMB137.9 million and cash received from short-term borrowings from bank of RMB20.0 million, and partially offset by repayment of short-term borrowings of RMB12.6 million, and cash payment of financing cost of RMB5.0 million.

Net cash used in financing activities in 2022 was RMB159.0 million, primarily due to cash payments of redemption of Series C convertible redeemable preferred shares of RMB137.2 million.

Net cash generated from financing activities in 2021 was RMB583.7 million, primarily due to net proceeds from issuance of Series C and Series D convertible redeemable preferred shares of RMB653.2 million, cash received from long-term borrowings from a third party of RMB19.1 million, cash received from short-term borrowings of from bank RMB10.0 million, and partially offset by cash repayment of borrowings of RMB68.6 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We incur capital expenditures primarily for purchases of property, equipment and software. Our capital expenditures were RMB1.6 million, RMB1.2 million and RMB0.5 million in 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by
	Total	2024 – 2027	Thereafter
	(RMB in thousands)
Operating lease commitments	10,885	10,885	-
Amounts due to related party	60,596	60,596	-
Total	71,481	71,481	-

Off-Balance Sheet Arrangements

We have not entered, and does not expect to enter, into any off-balance sheet arrangements. We have also not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a Cayman Islands holding company with no substantive operations. We carry out our business through the VIE and its subsidiaries in China, due to PRC regulatory restrictions on direct foreign ownership of companies that engage in VATS and other internet related business. We rely on dividends and other distributions from our operating subsidiaries to pay dividends to our shareholders and service our outstanding debts. Our ability to pay dividends depends upon dividends received from the PRC Subsidiaries. If the PRC Subsidiaries or any newly formed subsidiaries incur debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

As of December 31, 2022 and 2023, the VIE and its subsidiaries accounted for an aggregate of 78.6% and 78.1%, respectively, of the consolidated total assets and 85.4% and 83.3%, respectively, of the consolidated total liabilities. In 2021, 2022 and 2023, the VIE and its subsidiaries accounted for an aggregate of 99.5%, 94.6% and 93.9%, respectively, of our consolidated total net revenues.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Data, Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Policies and Estimate

In preparing our consolidated financial statements and related notes, we must make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported revenues and expenses. We have based our estimates on historical experience and other assumptions that we believe reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions and differences may be material to the consolidated financial statements.

An accounting policy is considered to be critical if:

●	it requires us to make an accounting estimate based on assumptions about matters that are highly uncertain at the time we make the estimate, and

●	different estimates and judgments that we reasonably could have used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements.

We believe that the following critical accounting policies require significant judgments and estimates and assumptions in preparing our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

Revenue recognition

Revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the common course of our activities and is recorded net of VAT. The services to be accounted for mainly include insurance transaction services, SaaS services and other services.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Insurance Transaction Services Income

The main source of revenue is insurance transaction services fee from (i) insurance carriers who underwrite insurance policies and (ii) insurance intermediaries who directly transact with insurance carriers, both determined based on a percentage of premium paid by the insured. The service fee rate paid by the insurance carriers or insurance intermediaries, shall be based on the terms specified in the service contract with the insurance carriers or with the insurance intermediaries for each insurance policy sold through our online platform and mobile applications in the PRC. We determine that the insurance carrier or insurance intermediary, are our customer in these agreements. Insurance transaction services revenue for the commission earned is recognized at a point in time when we have fulfilled our performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

SaaS and Technical Services Income

We provide SaaS services to selected insurance companies or insurance intermediaries. This cloud-based services allow insurance carriers or insurance intermediaries to use our self-developed SaaS management system without taking possession of our software. We have determined that the insurance carriers or insurance intermediaries as customers and initially records services fee as contract liabilities upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually one year.

We provide technical service to third-party companies. We charge third-party companies service fee for developing software for them. Technical service revenue is recognized based on cost-to-cost input method of measuring progress upon the completion of each service.

Other Services

We provide customer service to third-party companies. We satisfy our performance obligation through delivering consulting service to the third-party companies’ customers and receives service fee from the third companies. Customer service revenue is recognized on a straight-line basis over the period of the contract when the service is provided, which is usually within one year.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2022 and 2023 was related to our acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date (December 31 for us) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business and determination of our weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test, and in accordance with the FASB, pursuant to which we have the option to choose whether we will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2022 and 2023, goodwill was RMB84.6 million and RMB84.6 million, respectively.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2(dd) to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of our directors and executive officers is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, the PRC.

Directors and Executive Officers*	Age	Position/Title
Lei Zhang	42	Chairman and Chief Executive Officer
Wenting Ji	48	Chief Financial Officer
Yanjun Liu	44	Chief Operating Officer
Jianxiang Zhou	46	Chief Technology Officer
Ting Lin	39	Chief Strategy Officer
Huichuan Ren	54	Director
Shengwen Rong	55	Independent Director
Liqun Li	55	Independent Director
Xiufang Li	58	Independent Director

*	Mr. Cheng Zhong ceased to be our co-chief executive officer in April 2024.

Mr. Lei Zhang is our founder and has served as our chief executive officer and chairman of the board since September 2023. Prior to that, he served as chief executive officer of CloudPower Technology Co., Ltd. from 2010 to 2014. Mr. Zhang also served as an executive vice president of Datang Capital Co., Ltd. from 2008 to 2010. He served as a senior manager in global technology service department at Huawei Technologies Co., Ltd. from 2001 to 2006. Mr. Zhang received a bachelor’s degree in computer science and technology from Wuhan University of Technology in 2001.

Ms. Wenting Ji has served as our chief financial officer since February 2024. Prior to joining us, Ms. Wenting Ji served as the chief financial officer of Xiaoyezi Music Technology Group from July 2022 to August 2023. Prior to that, Ms. Ji served as the chief financial officer of Quhuo Limited (Nasdaq: QH) from January 2019 to July 2022 and as a director of Quhuo Limited from June 2021 to July 2022. Ms. Ji also held the position of chief financial officer at Delsk Group from July 2017 to December 2018 and served as the vice president of finance at Yoyi Digital from January 2012 to July 2017. From May 2007 to January 2012, Ms. Ji served as the financial reporting director at Fang Holdings Limited (NYSE: SFUN). Ms. Ji received a bachelor’s and a master’s degree in economics from Nankai University in 1996 and 1999, respectively. Ms. Ji has been a member of the Chinese Institute of Certified Public Accountants since 2005 and a member of the Association of Chartered Certified Accountants since 2007.

Ms. Yanjun Liu has served as our chief operating officer since February 2024, and has served as a vice president since joining us in 2018. Previously, Ms. Liu served as the finance director of Dayanghuida Science and Technology (Beijing) Co., Ltd. from 2014 to 2018; as the assistant finance general manager of Anbang Insurance Group Co., Ltd. from 2009 to 2014; and as the financial accountant at the branch office of Shanxi Guoxing Energy Co., Ltd. from 2004 to 2009. Ms. Liu received her bachelor’s degree in accounting from Beijing Jiaotong University in 2004.

Mr. Jianxiang Zhou has served as our chief technology officer since September 2023. Prior to joining us, Mr. Zhou served as chief technology officer of CloudPower Technology Co., Ltd. from 2011 to 2015. Prior to that, he served as senior manager of the applied business division of Potevio Institution of Information and Technology Co., Ltd. from 2006 to 2011. He also served as a software engineer at the research and development department of Tsinghua Tongfang Co., Ltd. from 2004 to 2006. Mr. Zhou received his bachelor’s and master’s degrees in agricultural electrical engineering and automation from Northeast Forestry University in 2001 and 2004, respectively.

Mr. Ting Lin has served as our chief strategy officer since September 2023. Prior to joining us, Mr. Lin served as a vice president at the advisory and BlackRock Solutions divisions of BlackRock Inc. from 2013 to 2018. Prior to that, Mr. Lin served as a senior manager of the global portfolio strategies of Bank of America Merrill Lynch from 2010 to 2013 and a senior modeling associate at the Government Employees Insurance Company (“GEICO”) from 2009 to 2010. Mr. Lin received dual bachelor’s degrees in applied mathematics and finance from the University of Maryland and a master’s degree in statistics from Columbia University in 2008.

Mr. Huichuan Ren has served as our director since September 2023. Mr. Ren is also currently a senior counsel of Tencent Technology (Shenzhen) Co., Ltd. Prior to that, Mr. Ren served as the vice chairman of the board of directors and president of Ping An Insurance (Group) Company of China Ltd. from 2011 to 2020. He also served as the chairman of the board of directors of Ping An Trust Co., Ltd. from 2016 to 2019. Mr. Ren received a bachelor’s degree in applied computing from Harbin Ship Engineering College in 1989 and a master’s degree in business administration from Peking University in 2007.

Mr. Shengwen Rong has served as our independent director since September 2023. From 2017 to 2018, Mr. Rong served as the senior vice president and the chief financial officer at Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) from 2010 to 2012. Currently, Mr. Rong serves as an independent director at companies including Mogu Inc. (NASDAQ: MOGU), TCTM Kids IT Education Inc. (NASDAQ: TCTM) and Vision Deal HK Acquisition Corp. (HKSE: 07827). Mr. Rong is a certified public accountant in the United States. Mr. Rong received a bachelor’s degree in international finance from Renmin University of China, a master’s degree in accounting from West Virginia University and a master’s degree in business administration from University of Chicago Booth School of Business.

Mr. Liqun Li has served as our independent director since September 2023. He has also been the chief representative officer of Ed. Broking UK Limited since 2015. From 2012 to 2015, he served as the chief executive officer and country manager of Assurant China. Prior to that, Mr. Li served as the deputy general manager of CV Starr Insurance Co., Ltd. in China from 2008 to 2012. Mr. Li served as the executive deputy general manager of Sinosafe Insurance Company Limited in China from 2006 to 2008. He served as the general manager for Greater China and Hong Kong of Willis Re. Limited from 2005 to 2006. He served as deputy general manager and chief operating officer of Ming An Insurance Company Limited from 2002 to 2005. He also served as corporate risk underwriter and representative of China of General Accident Assurance PLC at General Accident Assurance PLC. From 1996 to 1998. Mr. Li received his bachelor’s degree in international trade from Anhui University in 1992 and his master’s degree in risk management and insurance from Cass Business School, City University in 1996.

Ms. Xiufang Li has served as our independent director since September 2023. Ms. Li is a professor of Finance School at Nankai University since 2015. Prior to that, she served various capacities at Nankai University, including being a professor, adjunct professor and lecturer of risk management and insurance department, the vice president of economics school, and a lecturer of the finance department from 1991 to 2015. She received her bachelor’s degree in mathematics from Nankai University in 1998, her master’s degree in finance and doctorate’s degree in risk management and insurance from the same university.

B. Compensation

In 2023, we paid an aggregate of approximately RMB2.9 million in cash to our executive officers and executive directors, and US$24,000 to independent directors as a group. In addition, we made contributions to such officers and executive directors’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB306,000 in 2023. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In 2023, 8,000 restricted Class A Ordinary Shares were granted to our independent directors pursuant to awards granted under the 2023 Plan, of which 1,500 restricted Class A Ordinary Shares had vested and been issued in December 2023. On December 31, 2023, options to purchase 36,800 Class A Ordinary Shares were granted to our executive officer under the 2023 Equity Incentive Plan, with an exercise price of $0.1 per share, which will expire on December 31, 2033.

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

2019 Equity Incentive Plan

We adopted the 2019 Equity Incentive Plan in January 2020, under which we granted equity incentive awards to eligible employees, consultants and non-employee directors in order to attract, motivate and retain talented individuals. Pursuant to the terms of the Business Combination, we have assumed the options and restricted shares awards granted under the 2019 Equity Incentive Plan. The maximum number of shares issuable under the 2019 Equity Incentive Plan is 9,824,105 Class A Ordinary Shares. As of December 31, 2023, options and restricted shares awards covering 9,803,650 Class A Ordinary Shares were outstanding under the 2019 Equity Incentive Plan, and 20,455 Class A Ordinary Shares were issuable upon awards to be granted in the future under the 2019 Equity Incentive Plan. The principal terms of the 2019 Equity Incentive Plan are substantially the same as the 2023 Equity Incentive Plan, which are discussed below.

2023 Equity Incentive Plan

The maximum number of shares issuable under the 2023 Plan is 8,048,326 Class A Ordinary Shares. The following paragraphs summarize the principal terms of the 2023 Plan. As of December 31, 2023, options and restricted shares awards covering 952,560 Class A Ordinary Shares were outstanding under the 2023 Equity Incentive Plan, and 7,095,766 Class A Ordinary Shares were issuable upon awards to be granted in the future under the 2023 Equity Incentive Plan.

Types of Awards

The 2023 Equity Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our board of directors or compensation committee of the board.

Plan Administration

Our board of directors or the compensation committee administers the 2023 Equity Incentive Plan. The board or the compensation committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement

Awards granted under the 2023 Equity Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and Amendment

Unless terminated earlier, the 2023 Equity Incentive Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

The following table summarizes, as of the date of this annual report, the number of Class A Ordinary Shares underlying the outstanding options and restricted shares granted to our directors and executive officers and other individuals as a group under the 2019 Equity Incentive Plan and the 2023 Equity Incentive Plan.

Name	Restricted Class A Ordinary Shares	Class A Ordinary Shares Underlying the Options(1)	Exercise Price (US$/Share)		Date of Grant	Date of Expiration(1)
Lei Zhang	—	—		—	—	—
Wenting Ji	—	*	US$	0.10	January 31, 2024	January 31, 2034
Yanjun Liu	*	*	US$	0.10	From April 1, 2021 to March 1, 2024	From December 31, 2033 to March 1, 2034
Jianxiang Zhou	2,754,417	*	US$	0.10	From January 1, 2023 to March 1, 2024	March 1, 2034
Ting Lin	—	—		—	—	—
Huichuan Ren	—	—		—	—	—
Shengwen Rong	*	—		—	December 1, 2023	—
Liqun Li	*	—		—	December 1, 2023	—
Xiufang Li	*	—		—	December 1, 2023	—
All directors and executive officers as a group	2, 807,958	190,150

*	Represents less than 1% of our total outstanding shares on an as converted basis.

(1)	Not applicable to restricted Class A Ordinary Shares.

As of the date of this annual report, options and restricted shares awards covering an aggregate of 8,317,410 Class A Ordinary Shares were granted to other grantees as a group pursuant to awards granted under the 2019 Equity Incentive Plan and the 2023 Equity Incentive Plan. Options granted to other grantees have an exercise price ranging from US$0.1 to US$8.85 per share and will expire on the tenth anniversary of the date of grant.

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

D. Employees

We had a total of 635 full-time employees as of December 31, 2023. The following table provides a breakdown of our employees as of December 31, 2023 by function:

Function	Number
Headquarters
Technology	93
Finance	16
General and administrative	40
Others	60
Subtotal	209

Cheche Insurance Sale & Service Division
Administrative	20
Finance	101
Service	305
Subtotal	426
Total	635

As of December 31, 2023, 187 of our employees were based in the headquarters in Beijing and corporate offices in Guangdong province. The rest of our employees were based in other provinces in China. 44.5% of the employees at our headquarters were technology-related personnel as of December 31, 2023.

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

E. Share Ownership

Information regarding the ownership of our Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this annual report.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of outstanding ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

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

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 75,742,209 Ordinary Shares issued and outstanding the date of this annual report (excluding 709,432 Class A Ordinary Shares held in treasury), consisting of (1) 57,145,705 Class A Ordinary Shares, and (2) 18,596,504 Class B Ordinary Shares, and does not include 13,726,877 Class A Ordinary Shares issuable upon the exercise of the Warrants and the Innoven Warrants.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	Voting Power
5% shareholders:
Mutong Holdings Limited (1)	—	18,596,504	24.6%	49.4%
Cicw Holdings Limited (2)	7,615,380	—	10.1%	6.7%
Ruiyuan Technology Holdings Limited (3)	4,470,234	—	5.9%	4.0%
Beijing Zhongyun Ronghui Investment Center, LLP (4)	4,979,556	—	6.6%	4.4%
Ningbo Shiwei Enterprise Management Partnership (L.P.) (5)	4,979,556	—	6.6%	4.4%
LIAN JIA ENTERPRISES LIMITED (6)	4,727,780	—	6.2%	4.2%
Entities affiliated with Tencent Holdings Ltd (7)	11,172,000	—	14.8%	9.9%
Prime Impact Cayman LLC (8)	7,755,841	—	9.9%	6.7%
Directors and Executive Officers
Lei Zhang	—	18,596,504	24.6%	49.4%
Wenting Ji	—	—	—	—
Yanjun Liu	*	—	*	*
Jianxiang Zhou	2,757,417	—	3.5%	2.4%
Ting Lin	—	—	—	—
Huichuan Ren	—	—	—	—
Shengwen Rong	*	—	*	*
Liqun Li	*	—	*	*
Xiufang Li	*	—	*	*
All directors and executive officers as a group	2,802,299	18,596,504	27.2%	51.9%

*	representing shareholding less than 1.0%

†	Except as indicated otherwise below, the business address of our directors and executive officers is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(1)	Mutong Holding Limited is a company incorporated under the laws of the British Virgin Islands. The registered address of Mutong Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Mutong Holding Limited is wholly owned by Lei Zhang, the chairman of our board and chief executive officer.

(2)	Represent 7,615,380 Class A Ordinary Shares held by Cicw Holdings Limited, a company incorporated under the laws of the British Virgin Islands, according to a Schedule 13G filed on October 26, 2023. The registered address of Cicw Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Cicw Holdings Limited is controlled by Feng Zhang, a director of the VIE. The business address of Feng Zhang is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(3)	Represent 4,470,234 Class A Ordinary Shares held by Ruiyuan Technology Holdings Limited, a company incorporated under the laws of the British Virgin Islands, according to a Schedule 13G filed on November 1, 2023. The registered address of Ruiyuan Technology Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Ruiyuan Technology Holdings Limited is controlled by Yuanjun Xiong, a director of the VIE. The business address of Yuanjun Xiong is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(4)	Represent 4,979,556 Class A Ordinary Shares held by Beijing Zhongyun Ronghui Investment Center, LLP, a limited liability partnership organized incorporated under the laws of the PRC, according to a Schedule 13G filed on October 25, 2023. The address of Beijing Zhongyun Ronghui Investment Center, LLP is Room 2-06, Block C, Software Plaza, Building 4, No. 8, Dongbeiwang West Road, Haidian District, Beijing, China. Beijing Zhongyun Ronghui Investment Center, LLP’s general partner is Beijing Tianyun Ronghui Management Co., Ltd., which is ultimately controlled by Suning Tian.

(5)	Represent 4,979,556 Class A Ordinary Shares held by Ningbo Shiwei Enterprise Management Partnership (L.P.), a limited partnership organized incorporated under the laws of the PRC, according to a Schedule 13G filed on November 21, 2023. The address of Ningbo Shiwei Enterprise Management Partnership (L.P.) is Dongyi Road, Technology Park Zone, Jiangshan Town, Yinzhou District, Ningbo, Zhejiang, China. Ningbo Shiwei Enterprise Management Partnership (L.P.)’s general partner is Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone. The shareholders of Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone are Ms. Wenjing Ma, Mr. Jun Lei and Ms. Liping Cao. The business address of Ms. Wenjing Ma and Ms. Liping Cao is RM801, BLDG D1, Liangmaqiao Office Tower, Dongfangdonglu 19, Chaoyang District, Beijing, China.

(6)	Represent 4,727,780 Class A Ordinary Shares held by LIAN JIA ENTERPRISES LIMITED, a company incorporated under the laws of the British Virgin Islands, according to a Schedule 13G filed on February 20, 2024. The registered address of LIAN JIA ENTERPRISES LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. LIAN JIA ENTERPRISES LIMITED is wholly owned by Huarong (HK) Industrial and Financial Investment Limited, which is an indirect wholly-owned subsidiary of China CITIC Financial Asset Management Co, Ltd. (previously known as China Huarong Asset Management Co., Ltd.). The business address of China CITIC Financial Asset Management Co, Ltd. is No. 8 Financial Street, Xicheng District, Beijing, China.

(7)	Represents the sum of (i) 8,937,600 Class A Ordinary Shares issued to Image Frame Investment (HK) Limited and (ii) 2,234,400 Class A Ordinary Shares issued to TPP Fund II Holding F Limited. Image Frame Investment (HK) Limited is a company incorporated under the laws of Hong Kong, and its address is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. TPP Fund II Holding F Limited is incorporated under the laws of Cayman Islands, and its registered address is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Image Frame Investment (HK) Limited and TPP Fund II Holding F Limited are ultimately controlled by Tencent Holdings Limited. The business address of Tencent Holding Limited is 29/F., Three Pacific Place No. 1 Queen’s Road East Wanchai, Hong Kong.

(8)	Represents the sum of (i) 2,860,561 Class A Ordinary Shares issuable pursuant to the exercise of 2,860,561 Sponsor Warrants and (ii) 4,895,280 Class A Ordinary Shares, consisting of 4,261,052 Class A Ordinary Shares issued to the Sponsor upon the Acquisition Closing, and 634,228 Class A Ordinary Shares issued to the Sponsor pursuant to the Sponsor Private Placement. The securities reported herein are held in the name of the Sponsor. The Sponsor is governed by two managers, Michael Cordano and Mark Long. As such, Michael Cordano and Mark Long have voting and investment discretion with respect to the Class A Ordinary Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor.

To our knowledge, as of the date of this annual report, 34,213,553 of our Class A ordinary shares are held by three record holders in the United States, representing approximately 45.2% of our total outstanding Ordinary Shares on an as converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Equity Incentive Plan,” and “—B. Compensation—2023 Equity Incentive Plan.”

Contractual Arrangements with the VIE and its Shareholders

See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Other Related Party Transactions

The following table set forth related parties transaction entered into by us during the period indicated.

	Year ended December 31,
	2021	2022	2023
	(RMB in thousands)
Repayment of borrowings from related party
Mr. Lei Zhang (1)	(15,000)	—	—
Fanhua Group (2)	(13,000)	—	(12,610)

Notes:

(1)	The amount due to Mr. Lei Zhang represents an interest-free borrowing with a balance of RMB15.0 million as of January 1, 2021. For the year ended December 31, 2021, we repaid the amount to Mr. Lei Zhang in full.

(2)	The amount due to Fanhua Group represents a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% on October 26, 2017. In 2021, we repaid the aggregated principal amount of RMB6.3 million to Fanhua Group. In 2023, we repaid the aggregated amount of RMB12.6 million to Fanhua Group. As of December 31, 2023, the balance of the corporate borrowings from Fanhua Group was RMB55.3 million.

Related party transactions with Mr. Lei Zhang

For the year ended December 31, 2021, we were granted an RMB10.0 million credit facility from the Bank of Nanjing that would expire on June 4, 2022 to support our operations, which was guaranteed by Cheche Insurance Sales & Service Co., Ltd. and Mr. Lei Zhang. There are no financial covenants for the credit facility. The interest is payable on a quarterly basis and the principal will be due upon maturity. Under the credit facility, we drew down RMB5.0 million and RMB5.0 million on May 28, 2021 and June 3, 2021, respectively. They were fully repaid in May and June 2022. Subsequently, we drew down RMB10.0 million on June 30, 2022, which was fully repaid on July 15, 2022.

Related party transactions with Fanhua Group

We issued a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% (the “Convertible Loan”) on October 26, 2017. The due date of the Convertible Loan is October 26, 2020. Pursuant to the Convertible Loan agreement, the entire or any portion of the Convertible Loan can be converted into ordinary shares of the Company. On October 10, 2019, Fanhua Group converted the RMB80.0 million in the principal amount of the Convertible Loan and its accrued interests of RMB14.1 million into an aggregate of 28,684,255 ordinary shares of the Company, at a conversion price of US$0.4766 per share. On the same date, Fanhua Group gave up its conversion right for the remaining balance of the Convertible Loan in accordance with a Convertible Loan Payment Plan Agreement entered by these two parties (the “Payment Plan Agreement”). Upon the conversion, Fanhua Group held 3.4% equity interest in us. In October 2020, we entered into a supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining principal balance in the Convertible Loan of RMB50.0 million and corresponding interest of RMB15.0 million as additional principal to October 26, 2022 (the “Corporate Borrowings”). An amount of RMB10 million of the aggregated principal amount of RMB65 million with an annual interest rate of 10% was due on January 10, 2021 and the remaining of RMB55.0 million was due on October 26, 2022.

In 2021, we repaid the aggregated principal amount of RMB6.3 million to Fanhua Group. In October 2022, the Group entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate Borrowings to October 26, 2024, which caused the presentation of the borrowing reclassified from current liabilities to non-current liabilities. None of the other terms of the Corporate Borrowings had changed in the supplemental agreement.

In 2023, we repaid the aggregated amount of RMB12.6 million to Fanhua Group. As of December 31, 2023, the balance of the Corporate Borrowings was RMB55.3 million, and the remaining balance of the Corporate Borrowings will be mature on October 26, 2024, which caused the presentation of the borrowing reclassified from non-current liabilities to current liabilities.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this annual report for our consolidated financial statements and other financial information.

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

Dividend Policy

 The holders of our Ordinary Shares are entitled to such dividends as may be declared by our directors or by ordinary resolutions of shareholders, provided that no dividend shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by WFOE to us and service fees paid by the Affiliated Entities to WFOE, despite that we may obtain financing at the holding company level through other methods. However, the WFOE and the Affiliated Entities in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, WFOE and the Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB448.0 million and RMB328.5 million as of December 31, 2022 and 2023, respectively.

B. Significant Changes

A discussion of significant changes since December 31, 2023 is provided under Item 4 of this annual report. Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2023.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of our Class A Ordinary Shares and Warrants

Our Class A Ordinary Shares and the Warrants to purchase the Class A Ordinary Shares are listed on Nasdaq under the symbols “CCG” and “CCGWW,” respectively. Holders of our Class A Ordinary Shares and/or the Warrants should obtain current market quotations for their securities. There can be no assurance that our Class A Ordinary Shares and/or the Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, our Class A Ordinary Shares and the Warrants could be delisted from Nasdaq. A delisting of our Class A Ordinary Shares and the Warrants will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements and Transfer Restrictions

Information regarding the transfer restrictions applicable to our Class A Ordinary Shares and the Warrants held by the Sponsor is included in “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.”

B. PLAN OF DISTRIBUTION

Not applicable.

C. Markets

Our Class A Ordinary Shares and the Warrants to purchase the Class A Ordinary Shares are listed on Nasdaq under the symbols “CCG” and “CCGWW,” respectively.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Companies Act and the common law of the Cayman Islands.

The following includes a summary of the material provisions of the Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of Class A Ordinary Shares and Class B Ordinaries. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to the shell company report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023.

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

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our directors or by ordinary resolutions, provided that no dividend shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

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

General Meetings of Shareholders

Extraordinary general meetings may be convened by the chairman or by a majority of our board of directors, and they shall on a shareholders’ requisition (being a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than a simple majority of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the company) forthwith proceed to convene an extraordinary general meeting. Advance notice of at least ten (10) calendar days is required for the convening of our annual general meeting and any other extraordinary general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of not less than one-third of the aggregate voting power of all of the ordinary shares present in person or by proxy.

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

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	by subdivision of our existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by the Amended and Restated Memorandum and Articles of Association; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Tax.”

Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of Class A Ordinary Shares. The discussion does not address the tax consequences under U.S. state, local, or non-U.S. tax laws. This discussion addresses only those holders of Class A Ordinary Shares that are U.S. Holders (as defined below) and that hold their Class A Ordinary Shares as capital assets (generally, property held for investment), and does not consider all aspects of U.S. federal income taxation that may be relevant to a holder of Class A Ordinary Shares subject to special rules, including:

●	banks, financial institutions or financial services entities;

●	brokers;

●	dealers or traders in securities, commodities or currencies;

●	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	qualified foreign pension funds (and entities wholly owned by one or more qualified foreign pension funds);

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	U.S. expatriates and certain former or long-term residents of the United States;

●	persons that hold warrants or other rights to acquire Class A Ordinary Shares;

●	holders other than U.S. Holders;

●	persons that actually or constructively own five percent or more of our shares (by vote or value);

●	persons that acquired Class A Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold Class A Ordinary Shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

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

Taxation of distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution (including the amount of any tax withheld) paid on Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Distributions in excess of such earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s basis in its Class A Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares (see “—Gain or loss on sale or other taxable disposition of Class A Ordinary Shares” below). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Any foreign currency gain or loss will be treated as ordinary income or ordinary loss.

For non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of the investment interest deduction limitations), dividends generally will be taxed at the lower rates applicable to long-term capital gains (see “—Gain or loss on sale or other taxable disposition of Class A Ordinary Shares” below) only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States, we are not treated as a PFIC at the time the dividend is paid or in the preceding taxable year and certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Class A Ordinary Shares.

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

Passive foreign investment company rules

The treatment of U.S. Holders of Class A Ordinary Shares could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

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

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes and based upon our historical income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurances that the IRS will not take a contrary position or a court will not sustain such a challenge by the IRS.

Whether we (or any of our subsidiaries) are or will become a PFIC for the current or any subsequent taxable year is a factual determination that depends on, among other things, the composition of our income and assets (which may differ from our historical results and current projections) and the market value of our securities. If we retain significant amounts of liquid assets or if our market capitalization declines, our risk of being classified as a PFIC may substantially increase. The PFIC status is a factual determination that must be made annually at the close of each taxable year, and, thus, we cannot assure you that we will not be a PFIC for the current or subsequent taxable years.

Although the PFIC status will be determined annually, an initial determination that we (or any of our subsidiaries) are a PFIC will generally apply for subsequent years to a U.S. Holder who holds our securities while we (or any of our subsidiaries) are a PFIC, whether or not we (or such subsidiary) meet the test for PFIC status in subsequent years.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares and, in the case of Class A Ordinary Shares, the U.S. Holder did not make an applicable PFIC election (described below), such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares (including any portion of such holding period prior to the Business Combination);

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC elections

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of the Class A Ordinary Shares by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election with respect to Class A Ordinary Shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of the Class A Ordinary Shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of Class A Ordinary Shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in an entity for which a QEF election has been made will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to the Class A Ordinary Shares for such taxable year.

Alternatively, if we are a PFIC and the Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which we are a PFIC and it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income.

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

If we are a PFIC and, at any time, has a foreign subsidiary that is also classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

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

Not applicable.

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

J. Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and costs are denominated in Renminbi. As of December 31, 2022 and 2023, our cash, cash equivalents and restricted cash denominated in RMB were RMB39.8 million and RMB119.1 million , accounting for 33.2% and 47.9% of our total cash, cash equivalents and restricted cash, respectively. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the Class A Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the Class A Ordinary Shares will trade in U.S. dollars.

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

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2022 and 2023, our cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions.

Accounts receivables are typically unsecured and arise primarily from revenue earned from our insurance transaction service business. We manage the related credit risks by evaluating the creditworthiness of our insurance carrier partners and certain insurance intermediaries and closely monitoring the outstanding balances of receivables due from them.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used derivative financial instruments to manage our interest risk exposure. However, we could be exposed to material risks due to changes in market interest rate in the future.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As of the date of this annual report, there are 13,726,877 warrants issued and outstanding, consisting of 10,802,764 Public Warrants, 2,860,561 Sponsor Warrants, and 63,552 Innoven Warrants. The Warrants will not become exercisable until 30 days after the Closing (provided that at the time of such exercise a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares underlying the Public Warrants is effective and a prospectus relating thereto is current), and will expire five years after the completion of the Business Combination. Each Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. For details of the Public Warrants, please refer to Exhibit 2.4 to the shell company report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on the material weaknesses described below, our chief executive officer and chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weaknesses, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (1) our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in the application of U.S. GAAP related to accounting treatment for certain equity transactions, leases and expected credit losses of receivables, and (2) our lack of formal financial closing policies and effective control over the periodic financial closing procedures and the preparation and review of our consolidated financial statements, which resulted in adjustments related to revenue, cost of sales, expenses cut-off and disclosures to our financial statements.

Remediation Plan

To remediate our material weaknesses, we have begun to, and will continue to (1) hire additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and strengthen period-end financial reporting controls and procedures; (2) establish an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements; and (3) assign clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues.

However, we cannot assure that we will remediate our material weaknesses in a timely manner, or at all. See “Risk Factors—Risks Related to Our Securities — If we fail to implement and maintain effective internal controls to remediate the material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares may be materially adversely affected.”

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C. Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include a report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the Jobs Act.

D. Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

None.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Shengwen Rong qualifies as an “audit committee financial expert” within the meaning of the SEC rules, and that he meets the independence standards under Rule 10A-3 under the Exchange Act and the Nasdaq Stock Market Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers and employees. We have filed our code of business conduct and ethics as Exhibit 99.2 to our registration statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023, and posted a copy of our code of business conduct and ethics on our website at ir.chechegroup.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2021	2022	2023
	RMB	RMB	RMB
	(in thousands)
Audit fees*	4,000	7,000	7,000

*	Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, and audit services that are normally provided by the principal audit in connection with regulatory filings or engagements for those fiscal years.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by our independent registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of Our Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our customers, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial for us to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our chief technology officer and staff under his supervision are tasked with assessing, identifying and managing risks related to cybersecurity threats. Their responsibilities primarily include:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information — D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the chief technology officer will present them to the board of directors for their review and approval.

Our chief technology officer leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Company and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief technology officer and staff under his supervision are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBT

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Cheche Group Inc., as currently in effect (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

2.1*	Description of Securities

2.2	Specimen Class A Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.3	Specimen Class B Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.4	Specimen Warrant Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.5	Warrant Assignment Agreement dated August 7, 2023 by and among Cheche Group Inc, Prime Impact and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.1**	Agreement and Plan of Merger, dated as of January 29, 2023, by and among Cheche Technology Inc., Cheche Group Inc., Cheche Merger Sub Inc. and Prime Impact Acquisition I. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.2	Form of A&R Registration Rights Agreement by and among Cheche Group Inc., Prime Impact Cayman LLC and certain other parties named therein (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.3	Form of Subscription Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein (incorporated by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.4	Form of Backstop Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein (incorporated by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.5	Form of Sponsor Subscription Agreement dated September 14, 2023, by and among Cheche Group Inc., Prime Impact Acquisition I and Prime Impact Cayman LLC (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.6	2023 Equity Incentive Plan(incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.7	English translation of the executed form Spousal Consent granted by the spouse of the individual shareholder of Beijing Cheche Technology Co., Ltd. and a schedule of all executed spousal undertaking adopting the same form. (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.8	English translation of Equity Interest Pledge Agreements among Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.9	English translation of the executed form Power of Attorney by shareholders of Beijing Cheche Technology Co., Ltd. and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.10	English translation of Exclusive Business Cooperation Agreement between Cheche Technology (Ningbo) Co., Ltd. and Beijing Cheche Technology Co., Ltd. dated November 22, 2018. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.11	English translation of Exclusive Option Agreements among Cheche Technology Inc., Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.12	Form of Shareholder Support Agreement, by and among certain shareholders of Cheche Technology Inc, Cheche Technology Inc., Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.2 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.13	Sponsor Support Agreement, dated as of January 29, 2023, by and among certain shareholders of Prime Impact, Cheche Technology Inc, Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.1 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.14	Amendment to the Sponsor Support Agreement dated as of September 14, 2023 (incorporated by reference to Exhibit 4.14 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.15	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.16	Form of Irrevocable Waiver (incorporated by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.17	Letter Agreement dated as of September 13, 2023, by and among Prime Impact Acquisition I, Cheche Technology Inc., and Cheche Group Inc., among others. (incorporated by reference to Exhibit 4.17 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

8.1	List of subsidiaries. (incorporated by reference to Exhibit 8.1 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

10.1	2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Reg. No. 333-275739), initially filed with the SEC on November 24, 2023).

10.2	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (Reg. No. 333-275739), initially filed with the SEC on November 24, 2023).

11.1*	Code of Business Conduct and Ethics

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Han Kun Law Offices

97.1*	Cheche Group Inc. Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104**	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed herein

**	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheche Group Inc.

Date: April 29, 2024	By:	/s/ Lei Zhang
	Name:	Lei Zhang
	Title:	Director, Chief Executive Officer

CHECHE GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cheche Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheche Group Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2024

We have served as the Company’s auditor since 2021.

CHECHE GROUP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2022	As of December 31, 2023
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		114,945	243,392
Restricted cash		5,000	-
Short-term investments		34,823	21,474
Accounts receivable, net	4	401,667	466,066
Prepayments and other current assets	5	44,412	49,321
Total current assets		600,847	780,253
Non-current assets:
Restricted cash		-	5,000
Property, equipment and leasehold improvement, net	6	2,171	1,667
Intangible assets, net	7	10,150	8,050
Right-of-use assets	9	14,723	10,249
Goodwill	8	84,609	84,609
Other non-current assets		-	4,149
Total non-current assets		111,653	113,724
TOTAL ASSETS		712,500	893,977
LIABILITIES
Current liabilities
Accounts payable		227,156	316,868
Short-term borrowings	10	-	20,000
Contract liabilities	2 n)	888	4,295
Salary and welfare benefits payable		63,303	73,609
Tax payable	12	3,078	950
Amounts due to related party	22	-	55,251
Accrued expenses and other current liabilities	13	40,888	25,759
Short-term lease liabilities	9	7,676	3,951
Warrant	23	1,045	850
Total current liabilities		344,034	501,533
Non-current liabilities
Deferred tax liabilities	11	2,538	2,013
Long-term lease liabilities	9	6,226	5,398
Amounts due to related party	22	59,932	-
Deferred revenue	2 s)	1,432	1,432
Warrant	23	-	5,419
Total non-current liabilities		70,128	14,262
TOTAL LIABILITIES		414,162	515,795
Commitments and contingencies (Note 19)

CHECHE GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2022	As of December 31, 2023
		RMB	RMB

MEZZANINE EQUITY:	15
Convertible redeemable preferred shares (US$0.00001 par value, 35,190,468 and nil shares authorized as of December 31, 2022 and 2023; 35,190,468 and nil shares issued and outstanding as of December 31, 2022 and 2023; aggregate liquidation value of US$251.6 million and nil as of December 31, 2022 and 2023; aggregate redemption value of US$233.1 million and nil as of December 31, 2022 and 2023)		1,558,881	-
TOTAL MEZZANINE EQUITY:		1,558,881	-
SHAREHOLDERS’ (DEFICIT)/EQUITY :
Ordinary shares (US$ 0.00001 par value, 5,000,000,000 and 5,000,000,000 shares (4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares) authorized as of December 31, 2022 and 2023, respectively; 31,780,394 and 75,440,709 shares (56,844,205 Class A ordinary shares and 18,596,504 Class B ordinary shares) issued and outstanding as of December 31, 2022 and 2023, respectively)*		2	5
Treasury stock*		(1,025)	(1,025)
Additional paid-in capital*		25	2,491,873
Accumulated deficit		(1,259,479)	(2,113,821)
Accumulated other comprehensive (loss)/income		(66)	1,150
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY:		(1,260,543)	378,182
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY		712,500	893,977

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these consolidated financial statements

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB
Net revenues	16	1,735,404	2,679,059	3,301,418
Cost of revenues	17	(1,654,592)	(2,536,746)	(3,161,193)
Gross profit		80,812	142,313	140,225
Operating expenses:
Selling and marketing expenses		(110,064)	(138,970)	(111,454)
General and administrative expenses		(79,672)	(69,350)	(139,385)
Research and development expenses		(46,785)	(49,946)	(57,167)
Total operating expenses		(236,521)	(258,266)	(308,006)
Operating loss		(155,709)	(115,953)	(167,781)
Other expenses:
Interest income		278	1,890	5,398
Interest expense		(6,522)	(3,303)	(1,446)
Foreign exchange gains/(losses)		2,100	13,409	(2,546)
Government grants		24,275	20,314	12,371
Changes in fair value of warrant		153	(196)	1,702
Changes in fair value of amounts due to related party	22	(11,242)	(6,451)	(7,524)
Others, net		(316)	(1,253)	(127)
Loss before income tax		(146,983)	(91,543)	(159,953)
Income tax credit	11	522	521	363
Net loss		(146,461)	(91,022)	(159,590)
Accretions to preferred shares redemption value		101,467	(188,271)	(762,169)
Net loss attributable to the Cheche’s ordinary shareholders		(44,994)	(279,293)	(921,759)
Net loss		(146,461)	(91,022)	(159,590)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax		(10,278)	8,207	1,621
Fair value changes of amounts due to related party due to own credit risk	22	1,590	(476)	(405)
Total other comprehensive (loss)/income		(8,688)	7,731	1,216
Total comprehensive loss		(155,149)	(83,291)	(158,374)
Accretions to preferred shares redemption value	15	101,467	(188,271)	(762,169)
Comprehensive loss attributable to the Cheche’s ordinary shareholders		(53,682)	(271,562)	(920,543)
Net loss attributable to the Cheche’s ordinary shareholders per share	20
Basic		(1.33)	(8.79)	(20.30)
Diluted		(1.33)	(8.79)	(20.30)
Weighted average number of ordinary shares*
Basic		33,831,133	31,780,394	45,415,205
Diluted		33,831,133	31,780,394	45,415,205
Share-based compensation expenses included in		(18,532)	(16,208)	(109,983)
Cost of revenues		(8)	(11)	(191)
Selling and marketing expenses		(10,692)	(9,124)	(30,688)
General and administrative expenses		(7,604)	(6,668)	(67,519)
Research and development expenses		(228)	(405)	(11,585)

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

		Ordinary shares*		Treasury stock*		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	(loss)/income	deficit	deficit
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		36,209,505	2	(2,885,826)	(1,025)	123,498	891	(927,937)	(804,571)
Net loss		-	-	-	-	-	-	(146,461)	(146,461)
Share-based compensation	19 a)	-	-	-	-	18,532	-	-	18,532
Preferred shares redemption value accretion	15	-	-	-	-	(20,913)	-	122,380	101,467
Re-designation from ordinary shares to Pre-A convertible redeemable preferred shares	15	(4,429,111)	-	-	-	(117,198)	-	(48,270)	(165,468)
Foreign currency translation adjustment		-	-	-	-	-	(10,278)	-	(10,278)
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	1,590	-	1,590
Balance at December 31, 2021		31,780,394	2	(2,885,826)	(1,025)	3,919	(7,797)	(1,000,288)	(1,005,189)

		Ordinary shares*		Treasury stock*		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	(loss)/income	deficit	deficit
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022		31,780,394	2	(2,885,826)	(1,025)	3,919	(7,797)	(1,000,288)	(1,005,189)
Net loss		-	-	-	-	-	-	(91,022)	(91,022)
Share-based compensation	19 a)	-	-	-	-	16,208	-	-	16,208
Preferred shares redemption value accretion	15	-	-	-	-	(20,102)	-	(168,169)	(188,271)
Foreign currency translation adjustment		-	-	-	-	-	8,207	-	8,207
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(476)	-	(476)
Balance at December 31, 2022		31,780,394	2	(2,885,826)	(1,025)	25	(66)	(1,259,479)	(1,260,543)

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

		Ordinary shares*		Treasury stock*		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	(loss)/income	deficit	equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		31,780,394	2	(2,885,826)	(1,025)	25	(66)	(1,259,479)	(1,260,543)
Net loss		-	-	-	-	-	-	(159,590)	(159,590)
Share-based compensation	19 a)	1,500	-	-	-	109,983	-	-	109,983
Ordinary share issuance	15	1,317,874	-	-	-	18,930	-	(18,930)	-
Preferred shares redemption value accretion	15	-	-	-	-	(86,347)	-	(675,822)	(762,169)
Conversion of Preferred Shares to Class A ordinary shares	3	35,190,468	3	-	-	2,321,047	-	-	2,321,050
PIPE financing – Prime Impact Cayman LLC (the “Sponsor”)	3	634,228	-	-	-	8,609	-	-	8,609
PIPE financing – World Dynamic Limited	3	1,300,000	-	-	-	93,436	-	-	93,436
PIPE financing – Goldrock Holdings Limited	3	500,000	-	-	-	35,863	-	-	35,863
Capitalization of PIPE financing costs	3	-	-	-	-	(4,953)	-	-	(4,953)
Reverse Recapitalization transaction	3	4,716,245	-	-	-	(4,720)	-	-	(4,720)
Foreign currency translation adjustment		-	-	-	-	-	1,621	-	1,621
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(405)	-	(405)
Balance at December 31, 2023		75,440,709	5	(2,885,826)	(1,025)	2,491,873	1,150	(2,113,821)	378,182

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flows from operating activities:
Net Loss	(146,461)	(91,022)	(159,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and leasehold improvement	1,665	1,162	1,049
Amortization of right-of-use asset	10,981	8,150	8,410
Amortization of intangible assets	2,202	2,100	2,100
Changes in fair value of warrant	(153)	196	(1,702)
Changes in fair value of amounts due to related party	11,242	6,451	7,524
Share-based compensation expense	18,532	16,208	109,983
Provision of allowance for current expected credit losses	484	23	1,203
Foreign exchange (gains)/losses	(2,100)	(13,409)	2,546
Loss on disposal of property, equipment and leasehold improvement	16	7	46
Deferred income tax	(525)	(525)	(525)
Changes in operating assets and liabilities:
Accounts receivable	(164,816)	(115,954)	(65,602)
Prepayments and other current assets	(5,960)	(8,725)	(7,028)
Accounts payable	96,386	46,857	89,712
Contract liabilities	5,423	(7,818)	3,407
Salary and welfare benefits payable	11,444	10,951	10,306
Tax payable	(140)	(1,330)	(2,128)
Accrued expenses and other current liabilities	(16,085)	(4,251)	(17,680)
Lease liabilities	(10,554)	(8,232)	(8,981)
Deferred revenue	825	300	-
Net cash used in operating activities	(187,594)	(158,861)	(26,950)
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(1,625)	(1,240)	(549)
Proceeds from disposal of property, equipment and intangible assets	52	-	22
Placement of short-term investments	(63,757)	(182,474)	(42,722)
Cash received from maturities of short-term investments	-	211,408	56,071
Net cash (used in)/generated from investing activities	(65,330)	27,694	12,822

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flows from financing activities:
Cash received from short-term borrowings from bank (Note 10(1))	10,000	10,000	20,000
Cash repayments of short-term borrowings to bank (Note 10(1))	(20,000)	(20,000)	-
Cash repayments of short-term borrowings to a third party (Note 10(2))	(20,000)	-	-
Cash received from long-term borrowings from a third party (Note 14)	19,127	-	-
Cash repayments of long-term borrowings to a third party (Note 14)	(7,287)	(11,840)	-
Cash repayments of amounts due to a related party (Note 22(a)(i))	(15,000)	-	-
Cash repayments of amounts due to a related party (Note 22(a)(ii))	(6,328)	-	(12,610)
Proceeds from PIPE financing – Prime Impact Cayman LLC	-	-	8,609
Proceeds from PIPE financing – World Dynamic Limited	-	-	93,436
Proceeds from PIPE financing – Goldrock Holdings Limited	-	-	35,863
Cash payment for PIPE financing cost	-	-	(4,953)
Cash receipt of the debt proceeds (Note 13(i))	175,979	-	-
Cash payment of the debt proceeds (Note 13(i))	(206,064)	-	-
Cash payment for redemption of Series C convertible redeemable preferred shares	-	(137,202)	-
Proceeds from issuance of Series C convertible redeemable preferred shares, net of issuance cost	97,850	-	-
Proceeds from issuance of Series D1 convertible redeemable preferred shares, net of issuance cost	19,400	-	-
Proceeds from issuance of Series D2 convertible redeemable preferred shares, net of issuance cost	33,034	-	-
Proceeds from issuance of Series D3 convertible redeemable preferred shares, net of issuance cost	502,963	-	-
Net cash generated from/(used in) financing activities	583,674	(159,042)	140,345
Effect of foreign exchange rate changes on cash and cash equivalents	(1,911)	42,770	2,230
Net increase/(decrease) in cash and cash equivalents and restricted cash	328,839	(247,439)	128,447

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash and cash equivalents and restricted cash at beginning of the year	38,545	367,384	119,945
Cash and cash equivalents and restricted cash at end of the year	367,384	119,945	248,392
Reconciliation to amounts on consolidated balance sheet:
Restricted cash at end of the year	5,000	5,000	5,000
Cash and cash equivalents at end of the year	362,384	114,945	243,392
Supplemental disclosures of cash flow information:
Cash payments of interest expense	(10,537)	(2,581)	(898)
Cash paid for income tax	(3)	(4)	(162)
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	(101,467)	188,271	762,169
Conversion of Preferred Shares into Class A ordinary shares	-	-	2,321,050
Right-of-use assets obtained in exchange for obligations	16,305	8,787	5,602
Re-designation from ordinary shares to Pre-A convertible redeemable preferred shares	165,468	-	-

Supplemental schedule about Reverse Recapitalization (Note 3)

For the year ended December 31,
2023
RMB
Cash held by Prime Impact and cash related to Prime Impact trust account	360,745
Less redemptions	(331,574)
Cash related to trust account, net of redemptions	29,171
Cash consideration for the subscription of shares by the Sponsor	14,787
Cash available for payment of costs	43,958
Less cash paid associated with transaction costs allocated to Reverse Recapitalization	(33,031)
Less cash paid on behalf of the Company for professional expenses	(2,318)
Proceeds from PIPE financing – Prime Impact Cayman LLC	8,609
Proceeds from PIPE financing – World Dynamic Limited	93,436
Proceeds from PIPE financing – Goldrock Holdings Limited	35,863
Total contributions from PIPE financing	137,908
Less cash payment associated with transaction costs allocated to PIPE	(4,953)
Net contributions from Reverse Recapitalization and PIPE financing	132,955

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Principal Activities

Cheche Group Inc. (the “Company” or “Cheche Group”) was incorporated in the Cayman Islands in January 2023 as an exempted company with limited liability. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of VIE (collectively referred to as the “Group”). Cheche Technology Inc. (“CCT”) is a wholly owned subsidiary of the Company. Cheche Technology (HK) Limited (“Cheche HK”) is a wholly owned subsidiary of CCT. Baodafang Technology Co., Ltd. (“Baodafang”) is a wholly owned subsidiary of Cheche HK. Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo”) is wholly foreign-owned enterprise (the “WFOE”). The Group conducted its business in the People’s Republic of China (the “PRC” or “China”) through a series of contractual agreements entered into by the WFOE with the VIE based in China. The Group is primarily engaged in the operation of providing insurance transaction services, Software-as-a-Service (“SaaS”) services and other services in China.

The following sets forth the Company’s consolidated subsidiaries, VIE and subsidiaries of VIE are as follows:

Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Cheche Technology Inc. (“CCT”)	Cayman Islands, 2018	100%	Investment holding
Cheche Technology (HK) Limited (“Cheche HK”)	Hong Kong, China, 2018	100%	Investment holding
Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo” or “wholly foreign-owned enterprise” or “WFOE” or “primary beneficiary of the VIE”)	Ningbo, China, 2018	100%	Technical support and consulting services
Baodafang Technology Co., Ltd. (“Baodafang”)	Beijing, China, 2020	100%	Technology service and SaaS services

VIE	Place and year of incorporation	Percentage of direct or indirect economic interest	Principal activities
Beijing Che Yu Che Technology Co., Ltd. (“Beijing Cheche”)	Beijing, China, 2014	100%*	Technology service

Subsidiaries of VIE	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic interest	Principal activities
Cheche Insurance Sales & Service Co., Ltd. (“Cheche Insurance”)	Guangzhou, China, 2017	100%*	Insurance brokerage
Huicai Insurance Brokerage Co., Ltd.	Beijing, China, 2016	100%*	Dormant
Cheche Zhixing (Ningbo) Auto Service Co., Ltd.	Ningbo, China, 2019	100%*	Dormant

*	The WFOE has 100% beneficial interests in the consolidated VIE (including its subsidiaries).

1. Organization and Principal Activities (Continued)

On September 14, 2023 (the “Closing Date”), the Company completed the business combination (the “Business Combination”) with Prime Impact Acquisition I (“Prime Impact”). Cheche Group began trading on the Nasdaq Stock Exchange on September 18, 2023. On the Closing Date, the Company consummated the Business Combination with Prime Impact, pursuant to the Business Combination Agreement dated January 29, 2023, by and among Prime Impact, the Company, Cheche Merger Sub Inc. (“Merger Sub”), and CCT. Pursuant to the Business Combination Agreement, the Business Combination was effected in two steps. On September 14, 2023, (1) Prime Impact merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a publicly traded entity; and (2) immediately following the Initial Merger, Merger Sub merged with and into CCT (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

The Business Combination was accounted for as a reverse recapitalization (the “Reverse Recapitalization”) in accordance with U.S. GAAP. As a result of the Business Combination, CCT was deemed the accounting acquirer. This determination is primarily based on the shareholders of CCT comprising the majority of the voting power of the Company and having the ability to nominate the members of the Company’s Board, CCT’s operations prior to the acquisition comprising the only ongoing operations, and CCT’s senior management comprising a majority of the Group’s senior management. Accordingly, for accounting purposes, the financial statements of the post-combination company represent a continuation of the financial statements of CCT. Prime Impact was treated as the “acquired” company for accounting purposes. As Prime Impact does not meet the definition of a “business” for accounting purposes, the Reverse Recapitalization was treated as the equivalent of CCT issuing shares for the net assets of Prime Impact, accompanied by a recapitalization. The net assets of Prime Impact were stated at historical cost, with no goodwill or other intangible assets recorded. The consolidated financial statements reflect (i) the historical operating results of CCT prior to the Reverse Recapitalization; (ii) the combined results of the Company and CCT following the closing of the Reverse Recapitalization; (iii) the assets and liabilities of CCT at their historical cost; and (iv) the Company’s equity structure for all periods presented. Transaction costs related to the Reverse Recapitalization paid to Prime Impact as part of the Business Combination Agreement were charged to equity as a reduction of the net proceeds received in exchange for the shares issued to the shareholders of Prime Impact.

In accordance with guidance applicable to these circumstances, the equity structure has been retroactively adjusted in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s ordinary shares issued to CCT’s shareholders in connection with the Reverse Recapitalization transaction. As such, the ordinary shares and corresponding capital amounts and earnings per share related to CCT convertible redeemable preferred shares and ordinary shares prior to the Reverse Recapitalization have been retroactively restated as shares reflecting the exchange ratio established pursuant to the Business Combination Agreement. In conjunction with the Reverse Recapitalization, the Company’s ordinary shares underwent a 13.6145-for-1 conversion. Note that the consolidated financial statements give retroactive effect as though the conversion of the Company’s ordinary shares occurred for all periods presented, without any change in the par value per share.

Contractual arrangements with VIE

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. To comply with PRC laws and regulations, the Group operates its businesses in the PRC through the VIE and VIE subsidiaries. Most of the Group’s revenues, cost of revenues, expenses and net loss in China were generated directly or indirectly through the VIE and VIE’s subsidiaries. The Company relies on a series of contractual arrangements among its wholly-owned PRC subsidiary Cheche Ningbo, the VIE and their shareholders to conduct the business operations of the VIE and VIE subsidiaries.

1. Organization and Principal Activities (Continued)

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

Pursuant to the Exclusive Option Agreement entered into amongst the CCT, WFOE, VIE and the Nominee Shareholders, the Nominee Shareholders irrevocably granted the WFOE or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The WFOE has an option to purchase from VIE at WFOE’s sole discretion, any or all of the assets and business of VIE, to the extent permitted under PRC law, and at the lowest purchase price permitted by PRC law. The Nominee Shareholders should remit to the WFOE any gain that is paid by WFOE or its designated person(s) in connection with the purchased equity interest or the purchased business asset. The WFOE or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by the VIE to its Nominee Shareholders should be repaid to the WFOE in full amount. CCT would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support. If the VIE were to incur any loss and as a result cannot repay any loans from CCT, CCT should unconditionally forgive any such loans to the VIE given that the VIE provides sufficient proof for its loss and incapacity to repay. This Exclusive Option Agreement remains effective until all equity interests held by Nominee Shareholders in the VIE have been transferred or assigned to the WFOE and/or any other person designated by the WFOE in accordance with this Exclusive Option Agreement.

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

1. Organization and Principal Activities (Continued)

Contractual arrangements with VIE (Continued)

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

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leveraging the contractual arrangements to operate certain business in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited.

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

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

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

In accordance with the contractual agreements, the Company could (1) exercise the shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE and subsidiaries of VIE, (2) absorb substantially all of the expected losses and receive substantially expected residual returns of the VIE and subsidiaries of VIE; and (3) has an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIE and subsidiaries of VIE when and to the extent permitted by PRC law. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the paid-in capital of the VIE amounting to approximately RMB65.3 million and RMB65.3 million as of December 31, 2022 and 2023, as well as certain non-distributable statutory reserves amounting to approximately nil and nil as of December 31, 2022 and 2023. As the VIE are incorporated as a limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. As the Group is conducting certain business in the PRC through the VIE, the Company would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support, which could expose the Group to a loss.

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

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE after the elimination of inter-company transactions between the VIE and its subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	14,894	86,330
Restricted cash	5,000	-
Short-term investment	-	226
Accounts receivable, net	397,935	445,941
Prepayments and other current assets	38,784	41,695
Amounts due from intra-Group companies	26,336	4,575
Total current assets	482,949	578,767
Non-current assets:
Restricted cash	-	5,000
Property, equipment and leasehold improvement, net	1,456	1,221
Intangible assets, net	10,150	8,050
Right-of-use assets	6,955	7,067
Goodwill	84,609	84,609
Total non-current assets	103,170	105,947
TOTAL ASSETS	586,119	684,714
LIABILITIES
Current liabilities:
Accounts payable	216,318	283,547
Short-term borrowings	-	10,000
Contract liabilities	41	626
Salary and welfare benefits payable	52,218	57,878
Tax payable	2,767	624
Amounts due to related party	-	55,251
Accrued expenses and other current liabilities	11,545	11,504
Short-term lease liabilities	2,995	2,304
Amounts due to intra-Group companies	938	158,648
Total current liabilities	286,822	580,382
Non-current liabilities:
Deferred tax liabilities	2,538	2,013
Long-term lease liabilities	3,731	4,550
Amounts due to related party	59,932	-
Deferred revenue	1,432	1,432
Amounts due to intra-Group companies	385,838	244,471
Total non-current liabilities	453,471	252,466
TOTAL LIABILITIES (without recourse to the primary beneficiary)	740,293	832,848

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues
- earned from external parties	1,726,333	2,533,902	3,083,306
- earned from intra-Group companies	21,069	27,909	6,682
Total revenues	1,747,402	2,561,811	3,089,988
Cost of revenues and operating expenses
- arising from external parties transactions	(1,828,619)	(2,579,575)	(3,186,349)
- arising from intra-Group transactions	(437)	-	(1,651)
Total cost of revenues and operating expenses	(1,829,056)	(2,579,575)	(3,188,000)
Net loss	(71,515)	(23,589)	(100,142)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash generated from transactions with intra-Group companies	24,000	17,200	35,000
Net cash (provided by)/generated from transactions with external parties	(147,000)	(86,816)	108,170
Net cash (used in)/generated from operating activities	(123,000)	(69,616)	143,170
Net cash used in transactions with external parties	(895)	(1,025)	(686)
Net cash used in investing activities	(895)	(1,025)	(686)
Net cash used in transactions with related parties	(21,328)	-	-
Net cash generated from/(used in) transactions with intra-Group companies	214,109	34,823	(63,485)
Net cash used in transactions with third-parties	(40,685)	(10,000)	(7,563)
Net cash generated from/(used in) financing activities	152,096	24,823	(71,048)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	-	1,074	-
Net increase/(decrease) in cash and cash equivalents	28,201	(44,744)	71,436

Liquidity

The Group has incurred recurring operating losses since its inception, including net loss of RMB146.5 million, RMB91.0 million, and RMB159.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. Net cash used in operating activities were RMB187.6 million, RMB158.9 million and RMB27.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was RMB1,259.5 million and RMB2,113.8 million as of December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. Refer to Note 15 and Note 10 for details of the Group’s preferred shares financing activities and credit facility. In September 2023, the Company successfully completed the Business Combination and raised gross proceeds of US$19.2 million (RMB137.9 million) including US$1.2 million, US$13.0 million and US$5.0 million of PIPE financing from Prime Impact Cayman LLC, World Dynamic Limited and Goldrock Holdings Limited. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2. Significant Accounting Policies

a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its subsidiaries, VIE and subsidiaries of VIE, after elimination of all intercompany accounts and transactions.

Reclassification

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The Company reclassified technical service income of RMB0.6 million and RMB2.1 million for 2021 and 2022, respectively from Others to SaaS income and renamed the revenue stream SaaS and technical service income for all the periods presented.

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, provision of current expected credit losses of receivables, fair value of amounts due to related party, ordinary shares and preferred shares and warrant, as well as the valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

2. Significant Accounting Policies (Continued)

d)	Functional currency and foreign currency translation (Continued)

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

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

f)	Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2022 and 2023, there were cash at bank denominated in US dollars amounting to approximately US$11.5 million (RMB80.1 million) and US$18.2 million (RMB129.3 million), respectively, and denominated in RMB amounting to approximately RMB34.8 million and RMB114.1 million, respectively.

As of December 31, 2022 and 2023, the Group had approximately RMB113.9 million and RMB124.4 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 99.1% and 51.1% of total cash and cash equivalents of the Group, respectively. As of December 31, 2022 and 2023, the Group had RMB5.0 million and RMB5.0 million restricted cash, respectively. Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance transaction services. Restricted cash is classified into current and non-current assets based on the maturities of term deposits. The Group had no other lien arrangements for the years ended December 31, 2021, 2022 and 2023.

2. Significant Accounting Policies (Continued)

g)	Short-term investments

Short-term investments represent bank deposits with original maturities of more than three months but within one year. As of December 31, 2022 and 2023, the Group had approximately RMB34.8 million and RMB21.5 million bank deposits, respectively. Interest earned is recorded as interest income, amounting to RMB0.1 million, RMB0.08 million and RMB0.16 million, in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Accounts receivable is recorded at the invoiced amount and do not bear interest. As of December 31, 2022 and 2023, the Group’s accounts receivable consists primarily of receivables from insurance transaction services customers. The Group recorded current expected credit loss expense of RMB0.5 million, RMB0.02 million and RMB1.2 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

2. Significant Accounting Policies (Continued)

k)	Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the year presented.

l)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2022 and 2023 were related to its acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017 (Note 8). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Company adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2021, 2022 and 2023. At December 31, 2022 and 2023, goodwill was RMB84.6 million and RMB84.6 million, respectively.

m)	Warrant

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is assessed at the end of each reporting period. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the warrants instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s consolidated statements of operations and comprehensive loss.

2. Significant Accounting Policies (Continued)

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

Insurance Transaction Services Income

The main source of revenue is insurance transaction services fee directly from (i) insurance carriers who underwrite insurance policies and (ii) insurance intermediaries who directly transact with insurance carriers, both determined based on a percentage of premium paid by the insured. The service fee rate paid by the insurance carriers or insurance intermediaries, shall be based on the terms specified in the service contract with the insurance carriers or with the insurance intermediaries for each insurance policy sold through the Group’s online platform and mobile applications in the PRC. The Group determines that the insurance carrier or insurance intermediary are its customer in these agreements. Insurance transaction services revenue for the commission earned is recognized at a point in time when the Company has fulfilled its performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

2. Significant Accounting Policies (Continued)

n)	Revenue recognition (Continued)

SaaS and technical services income

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

The Group also provides technical services to third-party companies. The Group charges third-party companies service fee for developing software for them. Technical services revenue is recognized based on cost-to-cost input method of measuring progress upon the completion of each service.

Other Services

The Group provides customer service to third-party companies. The Group satisfies its performance obligation through delivering consulting service to the third-party companies’ customers and receives service fee from the third-party companies. Customer service revenue is recognized on a straight-line basis over the period of the contract when the service is provided, which is usually within 1 year.

Contract Balances and Accounts Receivable

Contract liabilities primarily consist of customer advances which relates to the payments received for SaaS and technical services in advance of performance under the contract. The increase in contract liabilities over the year presented was a result of the increase in consideration received from the Group’s customers, which was in line with the growth of revenues in SaaS and technical services. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

During the years ended December 31, 2021, 2022 and 2023, the Group recognized revenue amounted to RMB3.3 million, RMB8.7 million and RMB0.9 million, respectively that was included in the corresponding opening contract liabilities balance of RMB3.3 million, RMB8.7 million and RMB0.9 million at December 31, 2020, 2021 and 2022, respectively.

During the years ended December 31, 2021, 2022 and 2023, the Group did not have any arrangement where the performance obligations has already been satisfied in the past year but recognized the corresponding revenue in the current year.

Accounts receivable mainly represent amounts due from insurance transaction services customers, when the Group has satisfied its performance obligations and has the unconditional right to payment. They are carried at net realizable value. Please see Note 4 for additional information.

2. Significant Accounting Policies (Continued)

n)	Revenue recognition (Continued)

Practical Expedients

The Group has elected to use the following practical expedients as allowed under ASC Topic 606:

(i)	Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

(ii)	Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

o)	Cost of revenue

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of i) cost of referral partners, ii) service fee paid to third-party payment platforms, iii) customer service costs, iv) amortization and depreciation expenses, v) salary and welfare benefits, vi) cloud service fees, and vii) tax and surcharges and others. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

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

Government grants mainly represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

2. Significant Accounting Policies (Continued)

s)	Government grants (Continued)

Deferred government grants included RMB1.1 million, RMB1.4 million and RMB1.4 million for the years ended December 31, 2021, 2022 and 2023 being the unamortized portion of a grant of RMB0.8 million, RMB0.3 million and nil the Group received in 2021, 2022 and 2023, respectively, for long-term operation. As of December 31, 2022 and 2023, the Group has not fulfilled the conditions attached to the government grants. As the Group does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred revenue.

t)	Leases

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of December 31, 2022 and 2023. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

The Company elect to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

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

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and subsidiaries of VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB48.6 million and RMB56.2 million as of December 31, 2022 and 2023.

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2022 and 2023, respectively.

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

2. Significant Accounting Policies (Continued)

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

The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2021, 2022 and 2023, because the Company’s subsidiary, VIE and subsidiaries of VIE were in the position of accumulated deficit as of December 31, 2022 and 2023.

aa)	Comprehensive loss

Comprehensive loss is defined to include all changes in (deficit)/equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

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

Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of December 31, 2022 and 2023, the Group’s cash and cash equivalents, and restricted cash denominated in RMB were RMB39.8 million and RMB119.1 million, accounting for 33.2% and 47.9% of the Group’s total cash, cash equivalents and restricted cash, respectively.

2. Significant Accounting Policies (Continued)

cc)	Concentration and risk (Continued)

Credit risk and concentration risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2022 and 2023, the Group’s cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions. Accounts receivable is typically unsecured and is generally derived from revenue earned from the Company’s insurance transaction services business.

Concentration of customers and suppliers

There was nil, nil and nil customer which individually accounted for 10% or more of the Group’s total operating revenue for the years ended December 31, 2021, 2022 and 2023.

There was nil, nil and nil supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2021, 2022 and 2023.

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

Recent accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40), Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

2. Significant Accounting Policies (Continued)

dd)	Recently issued accounting pronouncements (Continued)

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. ASU 2023-06 modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. Because of the variety of Topics amended, a broad range of entities may be affected by one or more of those amendments. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this update should be applied prospectively. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures.” This standard provides guidance to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a retrospective basis. The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This standard requires disaggregated income tax disclosures on the effective tax rate reconciliation and income taxes paid. For public business entities, this standard is effective for annual periods beginning after December 31, 2024. For non-public business entities, this standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In March 2024, the SEC adopted its rules covering climate-related disclosures which require registrants to provide certain climate-related disclosures in registrants’ SEC filings. The rules require registrants to disclose strategy, governance, risk management, targets and goals, greenhouse gas emissions, and financial statement effects. On April 4, 2024, the SEC voluntarily stayed its final climate rules pending the completion of judicial review thereof by the U.S. Court of Appeals for the Eighth Circuit.  The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

3. Reverse Recapitalization

On the Closing Date, (i) Prime Impact converted (a) its issued and outstanding 375,193 Class A and 4,341,052 Class B ordinary shares into 4,716,245 Class A ordinary shares of the Company, and (b) its 13,663,325 outstanding warrants with each warrant to purchase a Prime Impact Class A ordinary share converted into a warrant to purchase one the Company’s Class A ordinary share, (ii) CCT converted 455,818,627 preferred shares, issued and outstanding immediately prior to the Acquisition Merger, into 479,099,566 ordinary shares of CCT based on CCT’s then effective memorandum and articles of association, and (iii) CCT converted (a) its 676,533,464 issued and outstanding ordinary shares (including those converted from the preferred shares of CCT, but excluding 253,181,563 CCT ordinary shares held by Mr. Lei Zhang) into 49,692,232 Class A ordinary shares of the Company based on applicable Per Share Merger Consideration (as defined in the Business Combination Agreement), (b) 253,181,563 issued and outstanding ordinary shares of CCT held by Mr. Lei Zhang were converted into 18,596,504 Class B ordinary shares of the Company based on applicable Per Share Merger Consideration, (c) 865,227 outstanding warrants with each warrant to purchase a CCT’s preferred share converted into 63,552 warrants with each warrant to purchase one the Company’s Class A ordinary share based on applicable Per Share Merger Consideration, (d) the outstanding options of CCT converted into options of the Company based on applicable Per Share Merger Consideration, and (e) the outstanding restricted shares of CCT converted into restricted shares of CCG based on applicable Per Share Merger Consideration.

On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and a Backstop Agreement with global institutional investors for private investment in public equity (the “PIPE”) in connection with the Business Combination. Pursuant to such agreements, the Company issued 634,228; 1,300,000; and 500,000 Class A ordinary shares to Prime Impact Cayman LLC (the “Sponsor”); World Dynamic Limited; and Goldrock Holdings Limited for the consideration of US$10.00 per share, respectively. The consideration from the Sponsor was related to settlement of the Sponsor’s obligations with respect to the payment of certain Prime Impact transaction expenses in connection with the Business Combination. The Company incurred financing costs of RMB5.0 million related to the above PIPE financing transactions, which were directly associated with and incremental to these transactions.

The number of ordinary shares issued immediately following the consummation of the Reverse Recapitalization were as follows:

Number of shares
CCT’s ordinary shares outstanding at December 31, 2022	432,673,255
CCT’s ordinary shares issued to the Preferred Shareholders (Note 15)	17,942,206
CCT’s ordinary shares outstanding prior to the Reverse Recapitalization	450,615,461

Conversion of CCT’s ordinary shares(1)	33,098,268
Conversion of CCT’s convertible redeemable preferred shares(1)	35,190,468
Conversion of Prime Impact’s Class A ordinary shares(2)	375,193
Conversion of Prime Impact’s Class B ordinary shares(2)	4,341,052
Ordinary shares attributable to conversion	73,004,981
Ordinary shares attributable to Prime Impact Cayman LLC(3)	634,228
Ordinary shares attributable to World Dynamic Limited(3)	1,300,000
Ordinary shares attributable to Goldrock Holdings Limited(3)	500,000
Total number of ordinary shares as of closing of the Reverse Recapitalization and PIPE transactions	75,439,209

(1)	On the Closing Date, CCT converted its (i) 450,615,461 issued and outstanding ordinary shares; and (ii) 479,099,566 convertible redeemable preferred shares, issued and outstanding immediately prior to the Reverse Recapitalization into 33,098,268 and 35,190,468 Class A ordinary shares of the Company, respectively, based on the conversion ratio of 13.6145:1.

(2)	On the Closing Date, Prime Impact converted its issued and outstanding (i) 375,193 Class A ordinary shares; and (ii) and 4,341,052 Class B ordinary shares into 4,716,245 Class A ordinary shares of the Company.

(3)	On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and a Backstop Agreement with global institutional investors in connection with the Business Combination. Pursuant to such agreements, the Company issued 634,228; 1,300,000; and 500,000 Class A ordinary shares to the Sponsor; World Dynamic Limited; and Goldrock Holdings Limited for the consideration of US$10.00 per share, respectively.

4. Accounts receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2022	December 31, 2023
	RMB	RMB
Accounts receivable, gross:	402,694	468,296
Less: allowance for current expected credit losses	(1,027)	(2,230)
Accounts receivable, net	401,667	466,066

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	December 31, 2022	December 31, 2023
	RMB	RMB
Balance at the beginning of the year	(1,004)	(1,027)
Additions	(23)	(1,203)
Write-offs	-	-
Balance at the end of the year	(1,027)	(2,230)

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2022	December 31, 2023
	RMB	RMB
Deductible Value Added Tax (“VAT”)	34,215	39,914
Service fees (i)	4,057	4,504
Rental and other deposits	2,603	2,449
Staff advance	1,292	230
Rental expense for other leases with period less than one year	695	630
Others	1,550	1,594
Balance at the end of the year	44,412	49,321

(i) Service fees mainly consist of prepayment of cloud server hosting fees, directors and officers’ insurance fees and others.

6. Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2022	December 31, 2023
	RMB	RMB
Leasehold improvement	3,621	3,697
Furniture and office equipment	1,386	1,569
Electronic equipment and others	4,246	4,179
Total property, equipment and leasehold improvement	9,253	9,445
Less: accumulated depreciation	(7,082)	(7,778)
Property, equipment and leasehold improvement, net	2,171	1,667

Depreciation expenses were RMB1.7 million, RMB1.2 million and RMB1.0 million for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment charge was recognized for any of the years presented.

7. Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	December 31, 2022	December 31, 2023
	RMB	RMB
Gross carrying amount
Software	916	916
Licenses	21,000	21,000
Agency agreements	18,000	18,000
Channel relationship	19,000	19,000
Total intangible assets	58,916	58,916

Less: accumulated amortization
Software	(916)	(916)
Licenses	(10,850)	(12,950)
Agency agreements	(18,000)	(18,000)
Channel relationship	(19,000)	(19,000)
Total intangible assets, net	10,150	8,050

Amortization expense for the years ended December 31, 2021, 2022 and 2023 were RMB2.2 million, RMB2.1 million and RMB2.1 million respectively.

The estimated amortization expenses for each of the following five years are as follows:

December 31, 2023
RMB
2024	2,100
2025	2,100
2026	2,100
2027	1,750
2028	-
Total	8,050

8. Goodwill

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

The gross amount of goodwill and accumulated impairment losses as of December 31, 2022 and 2023 are as follows:

	December 31, 2022	December 31, 2023
	RMB	RMB
Gross	84,609	84,609
Accumulated impairment loss	-	-
Goodwill, net	84,609	84,609

The Group performed the annual impairment analysis as of the balance sheet date. No impairment loss was recognized in goodwill for the years ended December 31, 2021, 2022 and 2023.

9. Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2022 and 2023, there was no leases that have not yet commenced.

The following represents the aggregate right-of-use assets and related lease liabilities as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
Operating lease right-of-use assets	14,723	10,249
Short-term operating lease liabilities	(7,676)	(3,951)
Long-term operating lease liabilities	(6,226)	(5,398)
Total operating leased liabilities	(13,902)	(9,349)

The weighted average lease term and weighted average discount rate as of December 31, 2021, 2022 and 2023 were as follows:

	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Weighted average lease term:
Operating leases	3.45	2.52	3.02
Weighted average discount rate:
Operating leases	5.24%	4.08%	3.91%

The components of lease expenses for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease cost	11,984	9,013	8,880
Cost of other leases with period less than one year	1,317	1,949	1,194
Total	13,301	10,962	10,074

Supplemental cash flow information related to leases for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	11,512	5,065	8,984
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations	16,305	8,787	5,602

9. Leases (Continued)

Maturities of lease liabilities at December 31, 2023:

December 31, 2023
RMB
2024	4,261
2025	2,867
2026	1,325
2027	1,432
Total remaining undiscounted lease payments	9,885
Less: interest	(536)
Total present value of operating lease liabilities	9,349
Less: short-term operating lease liabilities	(3,951)
Long-term operating lease liabilities	5,398

10. Short-term borrowings

The following table summarizes the Group’s outstanding short-term borrowings as of December 31, 2022 and 2023, respectively:

	December 31, 2022	December 31, 2023
	RMB	RMB
Bank borrowings	-	20,000

(1)	Bank borrowings

		Principal	Interest rate	December 31,
	Maturity date	amount	per annum	2022	2023
Bank of Nanjing (i)	May 22, 2021	2,620	5.22%	-	-
Bank of Nanjing (i)	June 11, 2021	7,380	7.63%	-	-
Bank of Beijing (ii)	May 27, 2022	5,000	4.55%	-	-
Bank of Beijing (ii)	June 2, 2022	5,000	4.55%	-	-
Bank of Beijing (ii)	June 29, 2023	10,000	3.70%	-	-
Bank of Beijing (iii)	Feb 13,2024	3,000	3.65%	-	3,000
Bank of Beijing (iii)	Apr 13, 2024	4,000	3.65%	-	4,000
Bank of Beijing (iii)	June 13, 2024	3,000	3.65%	-	3,000
Bank of Beijing (iv)	June 28, 2024	10000	3.55%	-	10,000
Total short-term borrowings				-	20,000

(i)	The Group was granted a RMB10.0 million credit facility that expired on April 22, 2021 to support its operations. The credit facility was guaranteed by Cheche Insurance and Mr. Lei Zhang (Note 22). There are no financial covenants for the credit facility. Under the credit facility, the Group drew down RMB2.6 million and RMB7.4 million on May 25, 2020 and June 12, 2020, respectively. The interest is payable on a monthly basis and the principal will be due upon maturity. These loans were eventually repaid on May 25, 2021 and June 15, 2021, respectively. Bank of Nanjing did not impose any penalty for these late repayments.

10. Short-term borrowings (Continued)

(ii)	The Group was granted a RMB10.0 million credit facility that expires on June 4, 2022 to support its operations. The credit facility was guaranteed by a third-party state-owned financial institution named Beijing Small and Medium Entity Financing Re-guarantee Co., Ltd. The Group paid guarantee fee and review fee for the guarantee service based on certain percentage of the related amount of loan and credit facility, respectively. There are no financial covenants for the credit facility. The interest is payable on a quarterly basis and the principal will be due upon maturity. Under the credit facility, the Group drew down RMB5.0 million and RMB5.0 million on June 11, 2020 and November 2, 2020, respectively. These two loans were fully repaid on May 27, 2021 and June 2, 2021. Afterwards, the Group drew down RMB5.0 million and RMB5.0 million on May 28, 2021 and June 3, 2021, respectively. These two loans were fully repaid on May 27, 2022 and June 2, 2022, respectively. Afterwards, the Group drew down RMB10.0 million on June 30, 2022, which was fully repaid on July 15, 2022.

(iii)	On June 23, 2022, the Group entered into an RMB10.0 million credit facility with the Bank of Beijing that will expire on June 22, 2024 to support its operations. Under this credit facility, the Group drew down RMB3.0 million, RMB4.0 million and RMB3.0 million on February 13, 2023, April 13, 2023 and June 13, 2023, respectively. The loans of RMB4.0 million and RMB3.0 million were repaid on February 7, 2024 and April 15, 2024, respectively. There are no financial covenants for the credit facility.

(iv)	On June 14, 2023, the Group entered into an RMB10.0 million credit facility with the Bank of Beijing that will expire on June 13, 2025 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB4.0 million and RMB6.0 million on June 29, 2023. There are no financial covenants for the credit facility.

On May 6, 2023, the Group entered into an RMB50.0 million credit facility with the China Merchants Bank that will expire on May 5, 2024 to support its operations, which was jointly guaranteed by Baodafang, Cheche Ningbo and Cheche Insurance. There are no financial covenants for the credit facility. Under the credit facility, the Group has not drawn down yet.

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

11. Taxation

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

11. Taxation (Continued)

a) Income taxes (Continued)

Composition of Income Tax Expense

The Company is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands.

The components of income before income taxes are as follows (in thousands):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before income tax expense
Loss from Chinese mainland operations	(132,584)	(74,843)	(149,818)
Loss from non-Chinese mainland operations	(14,399)	(16,700)	(10,135)
Total Loss before income tax expense from continuing operations	(146,983)	(91,543)	(159,953)
Income tax benefit applicable to Chinese mainland operations
Deferred tax	525	525	525
Subtotal income tax benefit applicable to Chinese mainland operations	525	525	525
Non-Chinese mainland withholding tax expense	(3)	(4)	(162)
Total income tax benefit from continuing operations	522	521	363

Reconciliation between the income tax credit computed by applying the Enterprise Income Tax (“EIT”) rate to loss before income taxes and actual provision were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before income tax	(146,983)	(91,543)	(159,953)
Tax benefit at EIT tax rate of 25%	(36,746)	(22,886)	(39,989)
Effect of different tax rates applicable to different subsidiaries of the Group	(3,651)	241	18,589
Effect of changes in tax rates	-	-	8,158
Expired operating loss	-	-	14,966
Permanent differences	(931)	(2,822)	13,722
Changes in deferred tax assets valuation allowance	40,806	24,946	(15,809)
Income tax credit	(522)	(521)	(363)

As of December 31, 2023, certain entities of the Group had net operating tax loss carry forwards as follows:

For the year ended December 31,
2023
RMB
Loss expiring in 2024	125,177
Loss expiring in 2025	4,538
Loss expiring in 2026	137,657
Loss expiring in 2027	61,233
Loss expiring in 2028	2,473
Loss expiring in 2029	356
Loss expiring in 2030	85,329
Loss expiring in 2031	51,726
Loss expiring in 2032	29,854
Loss expiring in 2033	112,537
610,880

11. Taxation (Continued)

b) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
Deferred tax assets：
Net accumulated losses carry forwards	140,950	124,740
Accrued payroll and other expenses	7,570	9,480
Advertising expenses in excess of deduction limit	9,841	6,500
Fair value changes of amounts due to related party	3,108	4,237
Accrued expenses	400	427
Deferred revenue	358	358
Others	1,006	1,682
Deferred tax assets	163,233	147,424
Less: valuation allowance	(163,233)	(147,424)
Deferred tax assets, net	-	-
Deferred tax liabilities：
Identifiable intangible assets arising from acquisition of Cheche Insurance (Note 7)	(2,538)	(2,013)
Deferred tax liabilities	(2,538)	(2,013)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of valuation allowance for the years presented:

	December 31, 2021	December 31, 2022	December 31, 2023
	RMB	RMB	RMB
Balance at the beginning of the year	(97,481)	(138,287)	(163,233)
(Additions)/Reversals	(40,806)	(24,946)	15,809
Balance at end of the year	(138,287)	(163,233)	(147,424)

*	The movement in valuation allowances were due to the changes of deferred tax assets recognised for net accumulated losses carry forwards, accrued payroll and other expenses, advertising expenses in excess of deduction limit, fair value changes of amounts due to related party, accrued expenses and deferred revenue.

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

11. Taxation (Continued)

c) Withholding income tax (Continued)

To the extent that subsidiaries, VIE and subsidiaries of VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2022 and 2023, the Company did not record any such withholding tax of its subsidiaries, VIE and subsidiaries of VIE in the PRC as they are still in accumulated deficit position.

12. Tax payable

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of tax payable as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
VAT payables	2,088	43
Individual income tax payables	815	770
Stamp duty payables	66	-
Construction tax payables	25	52
Educational development payables	50	37
Others	34	48
Total	3,078	950

13. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2022 and 2023:

	December 31, 2022	December 31, 2023
	RMB	RMB
Professional service fees	31,899	16,490
Refund liability	6,632	7,703
Accrued expenses	544	789
Payables to third-party financial institutions (i)	-	-
Others	1,813	777
Total	40,888	25,759

(i)	The Group entered into factoring agreements with third-party financial institutions in 2020 whereby the financial institutions would settle the Group’s accounts payable directly after the Group factored its accounts receivable with recourse to these financial institutions. The Group’s consolidated statements of cash flows has reflected an operating cash outflow in changes in “Accrued expenses and other current liabilities” and financing cash inflow related to this affected accounts payable balance in “Cash receipt of the debt proceeds”. A financing cash outflow was reflected upon payment to the financial institutions and settlement of the obligation in “Cash payment of the debt proceeds”. As of December 31, 2021, the Group has fully settled this payables to the financial institutions.

14. Long-term borrowings

For the year ended December 31, 2021, the corporate borrowings represented a non-revolving term borrowing under a credit facility of US$3.0 million with an annual interest rate of 9.5% from a third party, Innoven Capital China Pte. Ltd. (the “Innoven Capital”). This corporate borrowings was unsecured and with maturity of two years. The Group drew down RMB19.1 million and repaid an aggregated principal amount of RMB7.3 million in 2021, and remaining payable as of December 31, 2021 has been fully paid in January 2022.

15. Preferred shares

Prior to the Reverse Recapitalization, CCT was authorized to issue ordinary shares and preferred shares. Series A, Series B, Series C, Series D1, Series D2, Series D3 and Series Pre-A convertible redeemable preferred shares held by Ruiyuan Technology Holdings Limited (“Ruiyuan”) after its re-designation are collectively referred to as the “Preferred Shares”. Series Seed preferred shares, Series Pre-A preferred shares held by Cicw Holdings Limited (“Cicw Holdings”), and Series Pre-A preferred shares held by Ruiyuan prior to its re-designation are without redemption right, conversion right and liquidation right, hence together referred as “Ordinary Shares”, in substance.

The following table summarizes the issuances of Preferred Shares by CCT:

	As of December 31, 2022
	Shares Authorized*	Shares Issued and Outstanding	Issue Price per Share	Redemption Value	Liquidation Value
				US$	US$
Series Pre-A	4,429,111	4,429,111	RMB 5.45	19,752	19,965
Series A	9,181,406	9,181,406	RMB 5.45	40,853	40,886
Series B	8,033,732	8,033,732	RMB 21.78	49,709	52,721
Series C	1,955,000	1,955,000	US$ 8.58	17,616	19,916
Series D1	399,496	399,496	US$ 8.85	3,653	4,071
Series D2	765,057	765,057	US$ 8.85	6,996	7,795
Series D3	10,426,666	10,426,666	US$ 8.85	94,523	106,238
	35,190,468	35,190,468		233,102	251,592

*	Shares authorized, issued and outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

Series Pre-A financing

In July 2015, Beijing Cheche issued 146,903 shares to Shenzhen Ruiyuan Investment Enterprise, LLP (“Shenzhen Ruiyuan”) for the consideration of RMB30.0 million. Since then, after a series of transactions among investors of Beijing Cheche, Shenzhen Ruiyuan held 108,891 shares, immediately before the Reorganization.

January 2019, in connection with the Reorganization, CCT issued 5,444,575 ordinary shares to Ruiyuan, designated by Shenzhen Ruiyuan.

In October 2019, 1,015,462 of ordinary shares were transferred from Ruiyuan to Cicw Holdings for the consideration of RMB6.0 million. In June 2021, 4,429,111 of ordinary shares held by Ruiyuan were re-designated into Series Pre-A preferred shares, for nil consideration.

Series A financing

In July 2016, Beijing Cheche issued 91,814 and 91,814 shares to Beijing Zhongyun Ronghui Investment Center, LLP (“Zhongyun Ronghui”) and Hangzhou Shunying Equity Investment Enterprise, LLP (“Hangzhou Shunying”) for the consideration of RMB25.0 million and RMB25.0 million, respectively.

On November 22, 2018, CCT entered into Preferred Share and Warrant Purchase Agreement with Zhongyun Ronghui and Hangzhou Shunying. CCT issued warrants to Zhongyun Ronghui and Hangzhou Shunying in connection with the Reorganization, which entitled them to purchase 4,590,703 and 4,590,703 shares of Series A convertible redeemable preferred shares, respectively. The warrants were exercised on May 23, 2019.

On May 23, 2019, CCT issued 4,590,703 and 4,590,703 Series A preferred shares to Zhongyun Ronghui and Ningbo Shiwei Enterprise Management Partnership (L.P.) (“Ningbo Shiwei”) (designated by Hangzhou Shunying) for the consideration of US$ equivalent of RMB0.4 million and RMB0.4 million, respectively.

15. Preferred shares (Continued)

Series B financing

In August 2017, Beijing Cheche issued 6,886, 6,886, 55,088 and 91,814 shares to Zhongyun Ronghui, Hangzhou Shunying, Huzhou Zhongze Jiameng Equity Investment Enterprise, LLP (“Huzhou Zhongze”) and Zhuhai Hengqin Huarong Zhifu Investment Management Co., Ltd. (“Zhuhai Hengqin”) for the consideration of RMB7.5 million, RMB7.5 million, RMB60.0 million and RMB100.0 million, respectively.

On November 22, 2018, CCT entered into Preferred Share and Warrant Purchase Agreement with Zhongyun Ronghui and Hangzhou Shunying. CCT issued warrants to Zhongyun Ronghui and Hangzhou Shunying in connection with the Reorganization, which entitled them to purchase 344,303 and 344,303 shares of Series B convertible redeemable preferred shares, respectively. The warrants were exercised on May 23, 2019.

In January 2019, in connection with the Reorganization, CCT issued 2,754,422 and 4,590,704 Series B preferred shares to Eagle Rover Ltd. (“Huzhou Zhongze BVI”), and Lian Jia Enterprise Limited (“Zhuhai Hengqin BVI”), designated by Huzhou Zhongze and Zhuhai Hengqin, respectively.

On May 23, 2019, CCT issued 344,303 and 344,303 Series B preferred shares to Zhongyun Ronghui and Ningbo Shiwei (designated by Hangzhou Shunying) for the consideration of US$ equivalent of RMB0.1 million and RMB0.1 million, respectively.

Series C financing

January 2019, CCT issued 1,877,135 Series C preferred shares to White Elephant for the consideration of US$17.4 million. In October 2019, CCT issued an additional 150,171 Series C preferred shares to White Elephant at par value which was accounted for as deemed dividend from CCT to White Elephant.

In April 2021, CCT issued 1,955,000 Series C preferred shares to Yonghe CT Limited for the consideration of US$15.0 million. In February 2022, Yonghe CT Limited transferred its 782,000 Series C preferred shares to Yonghe CarTech Limited with no consideration.

In January 2022, CCT received a notice of redemption request letter (the “Letter”) from White Elephant, as the Group failed to consummate a QIPO (defined as (i) a public offering of ordinary shares of CCT with an implied valuation of US$800,000,000 or more on the first day of listing the shares of CCT and the public offering of ordinary shares accounting for at least 10% of all the ordinary shares on a fully diluted and as-converted basis on the Stock Exchange of Hong Kong Limited or NASDAQ or a securities exchange or inter-dealer quotation system recognized by the right holder investors otherwise; or (ii) any public offering agreed by the holders of at least 2/3 of the then issued and outstanding preferred shares; or (iii) any SPAC transaction agreed by the holders of at least 2/3 of the then issued and outstanding preferred shares) by January 18, 2022, defined as a redemption event under an Amended and Restated Memorandum and Articles of Association of CCT dated July 26, 2021. In November 2022, in connection with an Amended and Restated Memorandum and Articles of Association of CCT dated November 3, 2022 (the “Existing M&A”) Article 19(a)(i), which changed the Redemption Event (i) as “CCT fails to consummate a QIPO by January 18, 2024” and the Letter, the Group and White Elephant agreed and entered into a Share Repurchase Agreement, whereby CCT repurchased its 27,600,750 Series C preferred shares from White Elephant for a consideration of US$19.7 million. The agreed redemption amount paid for Series C preferred shares to White Elephant was lower than its carrying amount of the Series C preferred shares accreted up to the redemption amount as of redemption date in November 2022 in accordance with the original contractual terms. The repurchase of this Series C preferred shares from White Elephant was completed in November 2022.

15. Preferred shares (Continued)

Series D1 financing

In June 2021, CCT issued 399,496 Series D1 preferred shares to United Gemini Holdings Limited for the consideration of RMB20.0 million.

Series D2 financing

In June 2021, CCT issued 651,667 and 113,390 Series D2 preferred shares to Yonghe CT Limited and Yonghe SI Limited for the consideration of US$5.0 million and US$0.9 million, respectively. In February 2022, Yonghe CT Limited transferred its 260,667 shares to Yonghe CarTech Limited with no consideration.

Series D3 financing

In July 2021, CCT issued 8,341,333 and 2,085,333 Series D3 preferred shares to Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited for the consideration of US$64.0 million and US$16.0 million, respectively.

The key terms of the Preferred Shares are as follows:

Conversion right

Each of Preferred Shares shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a QIPO. If the offering does not constitute a QIPO, it is at the option of holders of Preferred Shares to convert. No fractional ordinary share shall be issued upon conversion of the Preferred Shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, CCT shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of Preferred Shares.

The conversion ratio for each of Preferred Share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The conversion price shall initially be equal to the issue price per ordinary share. No adjustment in the conversion price for any series of Preferred Shares shall be made in respect of the issuance of additional ordinary shares unless below conditions are met: 1) the consideration per share for an additional ordinary share issued or deemed to be issued by CCT is less than the conversion price for such series in effect on the date of and immediately prior to such issuance; 2) the original issue price of each of the Series C, Series D1, Series D2 and Series D3 preferred shares is higher than seventy-five percent of the QIPO offering price.

15. Preferred shares (Continued)

Redemption right

The Preferred Shares holders shall have redemption rights upon the occurrence of any of the following events: (i) CCT fails to complete QIPO by January 18, 2022 (the “QIPO date”); (ii) Share Purchase Agreement, Shareholders Agreement and the Memorandum and Articles of Association (“Transaction Document”) fails to obtain necessary corporate proceedings and authorization from the Group Companies, the Founder and the Founder’s Holdco.; (iii) there is a material breach by any Group Companies, the Founder and the Founder’s Holdco of any of its, his or her, warranties, covenants, obligations under any Transaction Document , or (iv) there is a material breach by any Group Companies, the Founder and the Founder’s Holdco of any applicable Laws, which results in a cessation of CCT’s main business for a period of no less than three months; (v) any Group Company’s improper operation of its business and/or illegal activities, any of which have resulted in substantial losses to any Group Company; (vi) Any of Contractual arrangements with VIE has been terminated, declared void or invalid or otherwise incapable of enabling CCT to consolidate the Domestic Company’s financial results pursuant to the International Financial Reporting Standards or the United States’ generally accepted accounting principles; (vii) the Founder having been convicted of a criminal offence; (viii) the Group Companies’ engagement in the business other than the current business (each a “Redemption Event”); then each of Preferred Shares shall be redeemable upon the request of any preferred shareholder.

Under the Amended and Restated Memorandum and Articles of Association of CCT dated November 3, 2022, the Preferred Shareholders agreed to change the QIPO date as part of the Redemption Event (i) to January 18, 2024. On February 23, 2023, the Preferred Shareholders further agreed to amend the QIPO date to January 18, 2025. On the same date, the Group entered into share transfer agreements with the existing Preferred Shareholders and transferred 559,868, 606,524, 606,524, 1,119,736, 1,866,227, 1,522,101, 1,014,735, 388,793, 110,352, 8,117,877 and 2,029,469 ordinary shares of CCT at par value to these existing preferred shareholders before the QIPO including Ruiyuan, Zhongyun Ronghui, Ningbo Shiwei, Huzhou Zhongze BVI, Zhuhai Hengqin BVI, Yonghe CT Limited, Yonghe CarTech Limited, United Gemini Holdings Limited, Yonghe SI Limited, Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited, respectively in connection with the modification of the QIPO date relating to the preferred shares.

The Preferred Shares’ redemption price shall be equal to the greater of (i) the original investment amount of the capital contribution, plus an amount accruing thereon daily at a compound interest rate of ten percent (10%) per annum of the capital contribution from issue date plus any declared but unpaid dividends; or (ii) the original investment amount of the capital contribution, plus the aggregate net profits of the Group incurred from issue date to the redemption date multiplied by average amount of the percentage of the shares held by such investor in CCT from issue date to the redemption date; or (iii) the fair market value of the capital contribution to be redeemed determined by a third party valuer.

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

15. Preferred shares (Continued)

Accounting of Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they were redeemable at the options of the holders any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of CCT’s control. The conversion feature as mentioned above, are initially measured at its fair value, respectively, and the initial carrying value for the Preferred Shares are allocated on a residual basis, net of issuance costs.

Since the Preferred Shares become redeemable at the option of the holder at any time after a specified date, for each reporting period, CCT recorded accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a QIPO, the effectiveness of a QIPO is not within the control of CCT and is not deemed probable to occur for accounting purposes until the effective date of the QIPO. As such, CCT continued to recognize accretion of the Preferred Shares during the years ended December 31, 2021, 2022 and the period from January 1, 2023 to September 14, 2023 (the Closing Date of the Business Combination). The accretion of Preferred Shares was negative RMB101.5 million, RMB188.3 million and RMB762.2 million for the years ended December 31, 2021, 2022 and the period from January 1, 2023 to September 14, 2023.

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

The deemed liquidation preference provisions of the Preferred Shares were considered contingent redemption provisions that were not solely within the CCT’s control. As such, prior to the Reverse Recapitalization, the associated balances were presented outside of permanent equity in the mezzanine section of the consolidated balance sheets. As part of the Reverse Recapitalization transaction, as described within Note 3, the Preferred Shares was converted into a certain number of ordinary shares of CCT based on the CCT’s then effective memorandum and articles of association, and then CCT converted the ordinary shares converted from preferred shares into a certain number of the Company’s Class A ordinary shares. The Company had no outstanding Preferred Shares as of December 31, 2023.

Accounting of Re-designation from ordinary shares to preferred shares

The Group considered that re-designation from ordinary shares to preferred shares mentioned above were, in substance, the same as a contribution from ordinary shareholders followed by a cancellation of those ordinary shares and simultaneously an issuance of the preferred shares for no consideration. Therefore, the Group recorded the par value of those ordinary shares cancelled into additional paid-in capital, and recorded the fair value of the preferred shares as deemed distribution to preferred shareholders, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

15. Preferred shares (Continued)

The Group’s preferred shares activities for the years ended December 31, 2021, 2022 and 2023, respectively, are summarized below:

	Balance as of January 1, 2021	Issuance of Preferred Shares	Accretions to Preferred Shares redemption value	Re-designation from ordinary shares to Series Pre-A preferred share	Balance as of December 31, 2021

Series Pre-A Preferred shares
Number of shares	-	-	-	4,429,111	4,429,111
Amount	-	-	(44,347)	165,468	121,121
Series A Preferred shares					-
Number of shares	9,181,406	-	-	-	9,181,406
Amount	314,292	-	(43,415)	-	270,877
Series B Preferred shares
Number of shares	8,033,732	-	-	-	8,033,732
Amount	330,623	-	(54,873)	-	275,750
Series C Preferred shares
Number of shares	2,027,306	1,955,000	-	-	3,982,306
Amount	140,976	97,850	20,198	-	259,024
Series D1 Preferred shares
Number of shares	-	399,496	-	-	399,496
Amount	-	19,400	1,052	-	20,452
Series D2 Preferred shares
Number of shares	-	765,057	-	-	765,057
Amount	-	33,034	1,958	-	34,992
Series D3 Preferred shares
Number of shares	-	10,426,666	-	-	10,426,666
Amount	-	502,963	17,960	-	520,923
Total Number of shares	19,242,444	13,546,219	-	4,429,111	37,217,774
Total amount	785,891	653,247	(101,467)	165,468	1,503,139

*	Shares authorized, issued and outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

15. Preferred shares (Continued)

	Balance as of January 1, 2022	Accretions to Preferred Shares redemption value	Redemption of Preferred Shares	Balance as of December 31, 2022
Series Pre-A Preferred shares
Number of shares	4,429,111	-	-	4,429,111
Amount	121,121	30,182	-	151,303
Series A Preferred shares
Number of shares	9,181,406	-	-	9,181,406
Amount	270,877	62,920	-	333,797
Series B Preferred shares
Number of shares	8,033,732	-	-	8,033,732
Amount	275,750	44,286	-	320,036
Series C Preferred shares
Number of shares	3,982,306	-	(2,027,306)	1,955,000
Amount	259,024	(11,139)	(132,529)	115,356
Series D1 Preferred shares
Number of shares	399,496	-	-	399,496
Amount	20,452	2,187	-	22,639
Series D2 Preferred shares
Number of shares	765,057	-	-	765,057
Amount	34,992	4,152	-	39,144
Series D3 Preferred shares
Number of shares	10,426,666	-	-	10,426,666
Amount	520,923	55,683	-	576,606
Total Number of shares*	37,217,774	-	(2,027,306)	35,190,468
Total amount	1,503,139	188,271	(132,529)	1,558,881

*	Shares authorized, issued and outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

15. Preferred shares (Continued)

	Balance as of January 1, 2023	Accretions to Preferred Shares redemption value	Transfer Preferred Shares to Ordinary shareholders	Balance as of December 31, 2023
Series Pre-A Preferred shares
Number of shares	4,429,111	-	(4,429,111)	-
Amount	151,303	149,858	(301,161)	-
Series A Preferred shares
Number of shares	9,181,406	-	(9,181,406)	-
Amount	333,797	311,290	(645,087)	-
Series B Preferred shares
Number of shares	8,033,732	-	(8,033,732)	-
Amount	320,036	239,317	(559,353)	-
Series C Preferred shares
Number of shares	1,955,000	-	(1,955,000)	-
Amount	115,356	9,144	(124,500)	-
Series D1 Preferred shares
Number of shares	399,496	-	(399,496)	-
Amount	22,639	1,853	(24,492)	-
Series D2 Preferred shares
Number of shares	765,057	-	(765,057)	-
Amount	39,144	3,519	(42,663)	-
Series D3 Preferred shares
Number of shares	10,426,666	-	(10,426,666)	-
Amount	576,606	47,188	(623,794)	-
Total Number of shares*	35,190,468	-	(35,190,468)	-
Total amount	1,558,881	762,169	(2,321,050)	-

16. Segment Information

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

Key revenues streams are as below:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Insurance transaction services income	1,699,433	2,617,185	3,275,182
SaaS and technical service income	30,435	61,863	25,051
Others	5,536	11	1,185
Total	1,735,404	2,679,059	3,301,418

Substantially all revenues are derived in China where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

17. Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of cost of referral partners, service fee paid to third-party payment platforms, customer service costs, amortization and depreciation expenses, salary and welfare benefits, cloud service fees, tax and surcharges and others. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred. The following table presents the Group’s cost of revenues for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of referral partners	1,581,153	2,424,579	3,017,871
Service fee paid to third-party payment platforms	62,019	104,627	129,453
Customer service costs	4,428	-	-
Amortization and depreciation	2,119	2,391	2,100
Salary and welfare benefits	2,074	2,070	7,790
Cloud service fees	1,764	1,838	1,525
Tax and surcharges and others	1,035	1,241	2,454
Total	1,654,592	2,536,746	3,161,193

18. Employee benefits

The Company’s subsidiaries, VIE and subsidiaries of VIE incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021*	2022*	2023
	RMB	RMB	RMB
Contributions to medical and pension schemes	17,143	20,842	21,095
Other employee benefits	5,857	7,227	6,726
Total	23,000	28,069	27,821

*

The amounts of “Contributions to medical and pension schemes” and “Other employee benefits” for the years ended December 31, 2021 and 2022 have been revised to correct for a formula error in the preparation of this disclosure. The errors in 2021 and 2022 were disclosure only and did not have any impact to the previously reported consolidated results of operations, financial position, or cash flows.

The impact of the revision on the previously reported employee welfare benefits expenses for this disclosure is as follows:

	For the years ended December 31,
	2021			2022
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
	RMB			RMB
Contributions to medical and pension schemes	8,612	8,531	17,143	10,376	10,466	20,842
Other employee benefits	1,452	4,405	5,857	1,990	5,237	7,227
Total	10,064	12,936	23,000	12,366	15,703	28,069

19. Share-based compensation

(a)	Description of stock option plan

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

19. Share-based compensation (Continued)

(a)	Description of stock option plan (Continued)

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

2023 Incentive Plan

In September 2023, the Company permitted the grant of options, restricted shares or any other type of awards to relevant directors, employees and non-employees of the Group (the “2023 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors.

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

Stock option replacement (the “Replacement”)

On January 1, 2023 and July 1, 2023, a total of 86,871,800 and 20,359,900 vested options were replaced by 86,871,800 and 20,359,900 restricted shares of CCT, which were converted into restricted shares of the Company upon the completion of the Reverse Recapitalization (Note 3). The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company concluded the cancellation and replacement of awards is a modification, and determined the modification is a probable-to-probable (Type I) modification. The Company has recognized the portion of incremental value of RMB26.2 million and RMB26.3 million as cost of revenues and expenses immediately for those vested options.

(b)	Valuation assumptions

The Group uses binomial option pricing model and adopted fair value per share of ordinary share to determine fair value of the share-based awards. The estimated fair value of each option or each restricted share granted is estimated on the date of grant using the binomial option-pricing model or fair value per share of ordinary share with the following assumptions:

	For the years ended December 31,
Options*	2021	2022	2023
Fair value per share (US$)	3.81-5.58	*	6.33-6.37
Discount rate (after tax)	16.50%-18.00%	*	Not applicable
Risk-free interest rate	1.66%	*	3.88%
Expected volatility	42.05%-54.06%	*	64.2%
Contractual term (in years)	10	*	10
Discount for lack of marketability (“DLOM”)	7.00%-12.00%	*	Not applicable

*	There were no grants for options for the year ended December 31, 2022.

19. Share-based compensation (Continued)

(b)	Valuation assumptions (Continued)

	For the years ended December 31,
Restricted shares	2021	2022	2023 (prior to the Business Combination)
Fair value per share (US$)	3.81-5.58	3.81-4.08	4.90-5.45
Discount rate (after tax)	16.50%-18.00%	16.5%	15.0%-16.0%
Discount for lack of marketability (“DLOM”)	7.00%-12.00%	10%	5%-10%

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

(c)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2021, 2022 and 2023.

	Number of Options Outstanding*			Weighted Average exercise	Weighted average remaining	Aggregated
	Employees	Consultant	Total	price	contractual life	intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$	(in years)	RMB in thousands
Outstanding at January 1, 2021	8,562	331	8,893	2.0163	6.76	65,574
Granted	547	-	547	8.0748	-	-
Forfeited	(1,433)	-	(1,433)	5.3355	-	-
Outstanding at December 31, 2021	7,676	331	8,007	1.8362	5.69	65,574
Exercisable as of December 31, 2021	7,676	331	8,007	1.8362	5.69	65,574

Outstanding at January 1, 2022	7,676	331	8,007	1.8362	5.69	65,574
Forfeited	(58)	-	(58)	8.0885	-	-
Outstanding at December 31, 2022	7,618	331	7,949	1.7905	4.67	65,572
Exercisable as of December 31, 2022	7,618	331	7,949	1.7905	4.67	65,572

Outstanding at January 1, 2023	7,618	331	7,949	1.7905	4.67	65,572
Replacement	(7,545)	(331)	(7,876)	1.3119	-	-
Granted	528	-	528	0.1000	-	-
Forfeited	(28)	-	(28)	8.1954	-	-
Outstanding at December 31, 2023	573	-	573	0.6675	9.73	23,775
Exercisable as of December 31, 2023	295	-	295	1.1978	9.48	11,367

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The weighted average grant date fair value of options granted for the years ended December 31, 2021, 2022 and 2023 were RMB5.3151 (US$0.7801), RMB5.2688 (US$0.7733) and RMB42.1761 (US$5.9404) per option, respectively. No options were exercised for the years ended December 31, 2021, 2022 and 2023.

19. Share-based compensation (Continued)

(d)	Restricted shares activities

The following table sets forth the summary of restricted share activities for the years ended December 31, 2021, 2022 and 2023:

	Number of Restricted Shares Granted*	Weighted-Average Grant Date Fair Value
	(in thousands)	(US$)
Unvested as of January 1, 2021	546	4.3444
Awarded	997	5.0346
Vested	(340)	4.5173
Forfeited	(3)	4.6634
Outstanding at December 31, 2021	1,200	4.8681
Unvested as of January 1, 2022	1,200	4.8681
Awarded	124	3.9252
Vested	(498)	4.7458
Forfeited	(40)	3.9504
Outstanding at December 31, 2022	786	4.8435
Unvested as of January 1, 2023	786	4.8435
Replacement	7,876	4.9821
Awarded	703	6.4017
Vested	(8,938)	5.0743
Forfeited	(97)	5.5168
Outstanding at December 31, 2023	330	5.0233

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

20. Net loss per share

For the years ended December 31, 2021, 2022 and 2023, the Company had potential ordinary shares, including preferred shares before the QIPO, restricted shares and share options granted. As the Group incurred losses for the years ended December 31, 2021, 2022 and 2023, these potential preferred shares, restricted shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
Numerator:
Net loss	(146,461)	(91,022)	(159,590)
Less: accretions to preferred shares redemption value	101,467	(188,271)	(762,169)
Net loss attributable to Cheche’s ordinary shareholders	(44,994)	(279,293)	(921,759)
Denominator:
Weighted average number of ordinary shares outstanding, basic	33,831,133	31,780,394	45,415,205
Weighted average number of ordinary shares outstanding, diluted*	33,831,133	31,780,394	45,415,205
Basic net loss per share attributable to Cheche’s ordinary shareholders	(1.33)	(8.79)	(20.30)
Diluted net loss per share attributable to Cheche’s ordinary shareholders	(1.33)	(8.79)	(20.30)

*	For the years ended December 31, 2021, 2022 and 2023, the Company had potential ordinary shares, including preferred shares, restricted shares and share options. On a weighted average basis, 28,672,636, 35,185,538 and 24,777,946 preferred shares, 941,263, 1,032,167 and 523,097 restricted shares, and 8,202,538, 7,975,942 and 822,952 share options were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the years ended December 31, 2021, 2022 and 2023, respectively.

21. Commitments and Contingencies

(a)	Commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through December 31, 2023. As of December 31, 2022 and 2023, future minimum lease of RMB2.0 million and RMB1.0 million under non-cancelable operating lease agreements were all due within one year.

(b)	Litigation

As of December 31, 2022 and 2023, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

22. Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Mr. Lei Zhang	Founder, Chairman of the Board of Directors and CEO
Fanhua Group	Shareholder of the Company

(a)	The related party transactions entered into during the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
Significant transactions with related parties	2021	2022	2023
	RMB	RMB	RMB
Repayment of borrowings from related party
Mr. Lei Zhang (i)	(15,000)	-	-
Fanhua Group (ii)	(13,000)	-	(12,610)

(b)	The outstanding balance due to related parties as of December 31, 2022 and 2023 were as follows:

	As of December 31,
Balances with related parties	2022	2023
	RMB	RMB
Amounts due to related parties
Fanhua Group	59,932	55,251

(i) For the years ended December 31, 2021, the Group was granted an RMB10.0 million credit facility from Bank of Nanjing that expired on April 22, 2021 to support its operations, which was guaranteed by Cheche Insurance and Mr. Lei Zhang. Please see Note 10(1) for additional details.

(ii) Corporate borrowings from Fanhua Group

The Group issued a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% (the “Convertible Loan”) on October 26, 2017. The due date of the Convertible Loan is October 26, 2020. Pursuant to the Convertible Loan agreement, the entire or any portion of the Convertible Loan can be converted into ordinary shares of the Company. On October 10, 2019, Fanhua Group converted the RMB80.0 million in the principal amount of the Convertible Loan and its accrued interests of RMB14.1 million into an aggregate of 28,684,255 ordinary shares of the Company, at a conversion price of US$0.4766 per share. On the same date, Fanhua Group gave up its conversion right for the remaining balance of the Convertible Loan in accordance with a Convertible Loan Payment Plan Agreement entered by these two parties (the “Payment Plan Agreement”). Upon the conversion, Fanhua Group held 3.4% equity interest in the Group. In October 2020, the Group entered into a supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining principal balance in the Convertible Loan of RMB50.0 million and corresponding interest of RMB15.0 million as additional principal to October 26, 2022 (the “Corporate borrowings from Fanhua Group”). RMB10 million of the aggregated principal amount of RMB65 million with an annual interest rate of 10% was due on January 10, 2021 and the remaining of RMB55.0 million was due on October 26, 2022.

22. Related Party Balances and Transactions (Continued)

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

In 2023, the Group repaid the aggregated amount of RMB12.6 million to Fanhua Group. As of December 31, 2023, the balance of the Corporate borrowings from Fanhua Group was RMB55.3 million, and the remaining balance of the Corporate borrowings from Fanhua Group will be mature on October 26, 2024, which caused the presentation of the borrowing reclassified from non-current liabilities to current liabilities.

The Group elected fair value option to account for the Convertible Loan and the Corporate borrowings from Fanhua Group, and recognized loss/(gain) under “Changes in fair value of amounts due to related party” and “Fair value changes of amounts due to related party due to own credit risk” in the consolidated statements of operations and comprehensive loss of RMB11.2 million, RMB6.5 million and RMB7.5 million and negative RMB1.6 million, RMB0.5 million and RMB0.4 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

	As of December 31,
	2021	2022	2023
Discount rate	15.01%	12.70%	11.87%

The movement of Corporate borrowings from Fanhua Group is as follows:

Corporate Borrowings
RMB
Balance as of January 1, 2021	56,353
Change in fair value	11,242
Change in other comprehensive income	(1,590)
Repayment of amounts due to related party	(13,000)
Balance as of December 31, 2021	53,005
Balance as of January 1, 2022	53,005
Change in fair value	6,451
Change in other comprehensive income	476
Balance as of December 31, 2022	59,932
Balance as of January 1, 2023	59,932
Change in fair value	7,524
Change in other comprehensive income	405
Repayment of amounts due to related party	(12,610)
Balance as of December 31, 2023	55,251

23. Fair Value Measurement

Assets and liabilities measured at fair value on a nonrecurring basis

As of December 31, 2022 and 2023, the Company had no financial assets or financial liabilities that are measured at fair value on non-recurring basis. The Company measured its non-financial assets, such as its property, equipment and leasehold improvements, intangible assets, goodwill on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured the Corporate borrowings from Fanhua Group and warrant at fair value on a recurring basis. As the Company’s Corporate borrowings from Fanhua Group and warrant are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of the Corporate borrowings from Fanhua Group and warrant. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2022 and 2023.

The following table summarizes the Company’s financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2022 and 2023:

	As of December 31, 2022
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	-	-	1,045	1,045
Corporate borrowings from Fanhua Group	-	-	59,932	59,932

	As of December 31, 2023
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	5,419	-	850	6,269
Corporate borrowings from Fanhua Group	-	-	55,251	55,251

Warrant

The fair value of the warrants converted from Prime Impact are measured based on the listed market price of such warrant, a Level 1 measurement. The fair value of the warrants converted from CCT are measured based on binomial option pricing model, a Level 3 measurement. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the binomial option pricing model for the valuation of the fair value of warrants are: expiry date of warrant, fair market value per share as of valuation date, exercise price, risk free rate of interest, dividend yield, expected time to exercise as well as volatility.

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

24. Subsequent Events

On January 31, 2024, March 1, 2024 and March 18, 2024, the Company granted 177,000 options, 95,989 options and 389,292 restricted shares to its employees, respectively.

Please see Note 10(iii) for subsequent payment for short-term borrowings.

25. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIE and subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans, or advances, which restricted portion amounted to RMB328.5 million as of December 31, 2023. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans, or advances from the PRC subsidiaries, VIE and subsidiaries of VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and subsidiaries of VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE and subsidiaries of VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 26) for the years ended December 31, 2021, 2022 and 2023. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries, VIE and subsidiaries of VIE under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries, VIE, and subsidiaries of VIE” and the loss of the subsidiaries, VIE and subsidiaries of VIE is included in “Equity in loss of subsidiaries, VIE and subsidiaries of VIE” in the condensed statements of operations and comprehensive loss.

26. Additional Information — Condensed Financial Statements of the Parent Company

As mentioned in Note 1, the Company was incorporated in the Cayman Islands in January 2023 and didn’t carry out significant operation activities. CCT is the predecessor of the Company, thus, the Company disclosed combined condensed financial statements of the Company and CCT (collectively refer to the “Parent Company” or “Cheche”) as follows:

The condensed financial information of the Parent Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Parent Company uses the equity method to account for investments in its subsidiaries, VIE and subsidiaries of VIE.

The subsidiaries did not pay any dividend to the Parent Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Parent Company, as such, these statements are not the general purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Parent Company.

The Parent Company did not have significant capital and other commitments or guarantees as of December 31, 2022 and 2023.

Condensed statements of operations and comprehensive loss:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(15,135)	(13,787)	(14,272)
Total operating expense	(15,135)	(13,787)	(14,272)
Other expense
Interest income from VIE	971	1,692	1,790
Share of loss of subsidiaries, VIE and subsidiaries of VIE	(131,142)	(77,878)	(149,974)
Others, net	(1,152)	(1,049)	3,024
Loss before income tax	(146,458)	(91,022)	(159,432)
Income tax expense	(3)	-	(158)
Net loss	(146,461)	(91,022)	(159,590)
Accretions to preferred shares redemption value	101,467	(188,271)	(762,169)
Net loss attributable to Cheche’s ordinary shareholders	(44,994)	(279,293)	(921,759)
Net loss	(146,461)	(91,022)	(159,590)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(10,278)	8,207	1,621
Fair value changes of amounts due to related party due to own credit risk	1,590	(476)	(405)
Total comprehensive loss	(155,149)	(83,291)	(158,374)
Accretions to preferred shares redemption value	101,467	(188,271)	(762,169)
Total comprehensive loss to Cheche’s ordinary shareholders	(53,682)	(271,562)	(920,543)

26. Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB
Current assets:
Cash and cash equivalents	1,008	119,033
Amount due from the subsidiaries of the Group	-	1,520
Prepayments and other current assets	287	1,118
Total current assets	1,295	121,671
Non-current assets:
Other non-current assets	-	4,149
Amounts due from the subsidiaries of the Group	639,110	638,290
Total non-current assets	639,110	642,439
TOTAL ASSETS	640,405	764,110
Current liabilities:
Accrued expenses and other current liabilities	27,899	11,310
Warrant	1,045	850
Deficit in subsidiaries, VIE and subsidiaries of VIE	313,123	365,377
Amounts due to the subsidiaries of the Group	-	2,972
Total current liabilities	342,067	380,509
Non-current liabilities:
Warrant	-	5,419
Total non-current liabilities	-	5,419
Total liabilities	342,067	385,928
Mezzanine equity
Convertible redeemable preferred shares	1,558,881	-
Total mezzanine equity:	1,558,881	-
Shareholders’ (deficit)/equity:
Ordinary shares *	2	5
Treasury stock*	(1,025)	(1,025)
Additional paid-in capital*	25	2,491,873
Accumulated deficit	(1,259,479)	(2,113,821)
Accumulated other comprehensive loss	(66)	1,150
Total shareholders’ (deficit)/equity	(1,260,543)	378,182
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	640,405	764,110

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

26. Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed statements of cash flows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash used in operating activities	(22,275)	(6,352)	(20,885)
Cash flows from investing activities
Cash paid for investments in subsidiaries, VIE and subsidiaries of VIE	(304,759)	(172,030)	-
Placement of short-term investments	(63,757)	-	-
Cash received from maturities of short-term investments	-	63,757	-
Net cash used in investing activities	(368,516)	(108,273)	-
Cash flows from financing activities
Proceeds from issuance of ordinary shares	633,847	-	-
Proceeds from PIPE financing – Prime Impact Cayman LLC	-	-	8,609
Proceeds from PIPE financing – World Dynamic Limited	-	-	93,436
Proceeds from PIPE financing – Goldrock Holdings Limited	-	-	35,863
Cash payment for redemption of Series C convertible redeemable preferred shares	-	(137,202)	-
Cash received from long-term borrowings from a third party	19,127	-	-
Cash repayments of long-term borrowings to a third party	(7,287)	(11,840)	-
Net cash generated from/(used in) financing activities	645,687	(149,042)	137,908
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,958)	11,725	1,002
Net increase/(decrease) in cash and cash equivalents and restricted cash	251,938	(251,942)	118,025
Cash and cash equivalents at beginning of the year	1,012	252,950	1,008
Cash and cash equivalents and restricted cash at end of the year	252,950	1,008	119,033

The Parent Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIE and subsidiaries of VIE.

For the Parent Company only condensed financial information, the Parent Company records its investments in subsidiaries, VIE and subsidiaries of VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed balance sheets as “Investments in subsidiaries, VIE and subsidiaries of VIE” and shares in the subsidiaries, VIE and subsidiaries of VIE’s loss are presented as “Equity in loss of subsidiaries, VIE and subsidiaries of VIE” on the Condensed statements of operations and comprehensive loss. The Parent Company only condensed financial information should be read in conjunction with the Group’s consolidated financial statements. The Parent Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIE and subsidiaries of VIE.