Form 20-F
period 2024-12-31
Cheche Group Inc.
filed 2025-04-18
CIK 1965473

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were (1) 80,321,873 ordinary shares (excluding 709,432 Class A Ordinary Shares held in treasury), consisting of 61,725,369 Class A ordinary shares and 18,596,504 Class B ordinary shares, and (2) 10,608,609 warrants to purchase 10,608,609 Class A ordinary shares issued and outstanding.

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the outcome of any legal proceedings that have been or may be instituted against us;

●	the ability to maintain the listing of the Class A Ordinary Shares on the Nasdaq;

●	our markets are rapidly evolving and may decline or experience limited growth;

●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;

●	our relationships with insurance carriers, referral partners and consumers;

●	failure to maintain and enhance our brand;

●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	risks related to our corporate structure, in particular the VIE structure; and

●	the other matters described in the section titled “Item 3. Key Information - D. Risk Factors.”

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

Market, ranking and industry data used throughout this annual report, including statements regarding market size, is based on independent industry surveys and publications, including reports by iResearch Inc. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, such estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Item 3. Key Information - D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

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

The VIE structure involves unique risks to investors. It may not be as effective as direct ownership in providing us with control over the VIE or its subsidiaries, and we may incur substantial costs to enforce the terms of the arrangements. The agreements under the contractual arrangements among WFOE, the VIE and its shareholders have not been tested in a court of law. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding our rights with respect to our contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to the VIE structure will be adopted or, if adopted, what they would provide. The PRC regulatory authorities could disallow the VIE structure at any time in the future. If the PRC government deems that the contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in these operations. We, our subsidiaries and the Affiliated Entities, and investors of Class A Ordinary Shares face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the Affiliated Entities and us as a whole. See “—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Cash and Asset Flows through Organization

Dividend Distribution and Taxation: In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by WFOE to us and service fees paid by the Affiliated Entities to WFOE, despite that we may obtain financing at the holding company level through other methods. However, the WFOE and the Affiliated Entities in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, WFOE and the Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, our PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB328.5 million and RMB370.5 million as of December 31, 2023 and 2024, respectively. As of the date of this annual report, none of us and our subsidiaries has made any dividends or distributions to our respective shareholder(s), including any U.S. investors, nor do we have any present plan to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the respective our board of directors. As of the date of this annual report, none of us, WFOE and the VIE intends to distribute earnings or settle amounts owed under the VIE agreements. Under Cayman Islands law, we may only pay dividends out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

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

Foreign Exchange Restriction: We, the PRC Subsidiaries and the Affiliated Entities are subject to restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors. Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government imposes controls on the convertibility of RMB into foreign currencies and the remittance of funds out of China, which may restrict the transfer of cash between us, the PRC Subsidiaries, the Affiliated Entities or the investors. Under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by the PRC Subsidiaries out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of the PRC Subsidiaries and the net assets of the VIE in which we do not have legal ownership. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between us and our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to the Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on us, our subsidiaries and the Affiliated Entities to transfer or distribute cash within the organization, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. See “—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit the ability of us, the PRC Subsidiaries and the Affiliated Entities to utilize our net revenues effectively and our ability to transfer cash among the group, across borders, and to investors and affect the value of your investment.”

Transfer of Cash and Asset: Cash may be transferred within the group in the following manner: (1) we may transfer funds to our subsidiaries, including the PRC Subsidiaries, by way of capital contributions, inter-group advances or loans; (2) we and our subsidiaries may provide loans to the VIE and vice versa; (3) funds may be transferred from the VIE to WFOE, as service fees for services contemplated by the VIE agreements; and (4) our subsidiaries, including WFOE, may make dividends or other distributions to us. Cash is transferred within the group to satisfy working capital requirement of the respective operating entities, and is managed by our finance department based on fund control policy and procedure. Neither we nor our subsidiaries are able to make direct capital contributions to the VIE or its subsidiaries, and the VIE is not able to make dividends or other distributions to us. In 2022, cash in the form of loans in the amount of RMB34.8 million was transferred from CCT and its PRC Subsidiaries to the Affiliated Entities. In 2023, the repayment of the loans in the amount of RMB63.5 million was transferred from the Affiliated Entities to CCT and its PRC Subsidiaries. In 2024, the repayment of the loans in the amount of RMB87.8 million was transferred from the Affiliated Entities to CCT and its PRC Subsidiaries. As of the date of this annual report, no other transfers, dividends or distributions have been made among us, our subsidiaries and the VIE, or to investors; and no other cash flows and transfers of other assets by type have occurred between us, the PRC Subsidiaries, and the VIE.

As an offshore holding company, we may use the proceeds of our offshore fund-raising activities to provide loans or make capital contributions to the PRC Subsidiaries or provide loans to the VIE, in each case subject to the satisfaction of applicable regulatory requirements. See “—Dividend Distribution and Taxation” and “—Foreign Exchange Restriction.”

Financial Information Related to the Affiliated Entities

Cheche Group Inc. was incorporated in the Cayman Islands in January 2023 and did not carry out significant operations. CCT is the predecessor of us and, therefore, we disclosed combined condensed financial statements of Cheche Group Inc. and CCT (collectively, the “Parent Company”) as follows.

The following tables present the condensed consolidating schedule of financial information for the Parent Company, WFOE, CCT’s subsidiaries (other than WFOE), the VIEs and its subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidating Statements of Operations Data

	Year ended December 31, 2024
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	548,561	1,459	2,934,011	(10,892)	3,473,139
Earned from third-party customers	-	548,561	-	2,924,578	-	3,473,139
Earned from the intra-Group transactions(1)	-	-	1,459	9,433	(10,892)	-
Cost of revenues	-	(509,889)	(1,236)	(2,812,686)	9,434	(3,314,377)
Arising from non intra-Group transactions	-	(500,455)	(1,236)	(2,812,686)	-	(3,314,377)
Arising from the intra-Group transactions(1)	-	(9,434)	-	-	9,434	-
Selling and marketing expenses	-	(14,120)	-	(66,839)	1,458	(79,501)
General and administrative expenses(1)	(24,307)	(20,207)	(280)	(63,063)	-	(107,857)
Research and development expenses	-	(20,821)	-	(17,126)	-	(37,947)

Total operating costs and expense	(24,307)	(565,037)	(1,516)	(2,959,714)	10,892	(3,539,682)

Operating loss	(24,307)	(16,476)	(57)	(25,703)	-	(66,543)
Share of loss from other subsidiaries(2)	(45,658)	-	-	-	45,658	-
Share of loss of the WFOE(2)	-	(29,802)	-	-	29,802	-
Share of loss of the VIE(2)	-	-	(29,819)	-	29,819	-
Interest income from VIE(3)	2,107	38	59	-	(2,204)	-
Interest expense to WFOE(3)	-	-	-	(59)	59	-
Interest expense to Parent(3)	-	-	-	(2,107)	2,107	-
Interest expense to other subsidiaries(3)	-	-	-	(38)	38	-
Others, net	6,856	582	15	(2,437)	-	5,016
Loss before income taxes	(61,002)	(45,658)	(29,802)	(30,344)	105,279	(61,527)

Income tax expense	(234)	-	-	525	-	291
Net (loss)/profit	(61,236)	(45,658)	(29,802)	(29,819)	105,279	(61,236)

	Year ended December 31, 2023
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	217,938	1,825	3,089,988	(8,333)	3,301,418
Earned from third-party customers	-	217,938	174	3,083,306	-	3,301,418
Earned from the intra-Group transactions(1)	-		1,651	6,682	(8,333)	-
Cost of revenues	-	(209,365)	(3,964)	(2,954,546)	6,682	(3,161,193)
Arising from non intra-Group transactions	-	(202,683)	(3,964)	(2,954,546)	-	(3,161,193)
Arising from the intra-Group transactions(1)	-	(6,682)	-	-	6,682	-
Selling and marketing expenses	-	(21,839)	(32)	(89,583)	-	(111,454)
General and administrative expenses(1)	(14,272)	(17,328)	(373)	(109,063)	1,651	(139,385)
Research and development expenses	-	(22,359)	-	(34,808)	-	(57,167)

Total operating costs and expense	(14,272)	(270,891)	(4,369)	(3,188,000)	8,333	(3,469,199)

Operating loss	(14,272)	(52,953)	(2,544)	(98,012)	-	(167,781)
Share of loss from other subsidiaries(2)	(149,974)	-	-	-	149,974	-
Share of loss of the WFOE(2)	-	(102,588)	-	-	102,588	-
Share of loss of the VIE(2)	-	-	(100,142)	-	100,142	-
Interest income from VIE(3)	1,790	587	101	-	(2,478)	-
Interest expense to WFOE(3)	-	-	-	(101)	101	-
Interest expense to Parent(3)	-	-	-	(1,790)	1,790	-
Interest expense to other subsidiaries(3)	-	-	-	(587)	587	-
Others, net	3,024	4,984	(3)	(177)	-	7,828
Loss before income taxes	(159,432)	(149,970)	(102,588)	(100,667)	352,704	(159,953)

Income tax expense	(158)	(4)	-	525	-	363
Net loss	(159,590)	(149,974)	(102,588)	(100,142)	352,704	(159,590)

	Year ended December 31, 2022
	CCT	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	144,597	2,167	2,561,811	(29,516)	2,679,059
Earned from third-party customers	-	144,597	560	2,533,902	-	2,679,059
Earned from the intra-Group transactions(1)	-	-	1,607	27,909	(29,516)	-
Cost of revenues	-	(124,325)	(2,947)	(2,437,383)	27,909	(2,536,746)
Arising from non intra-Group transactions	-	(96,416)	(2,947)	(2,437,383)	-	(2,536,746)
Arising from the intra-Group transactions(1)	-	(27,909)	-	-	27,909	-
Selling and marketing expenses	-	(67,828)	-	(71,142)	-	(138,970)
General and administrative expenses(1)	(13,787)	(14,820)	(702)	(41,648)	1,607	(69,350)
Research and development expenses	-	(20,544)	-	(29,402)	-	(49,946)

Total operating costs and expense	(13,787)	(227,517)	(3,649)	(2,579,575)	29,516	(2,795,012)

Operating loss	(13,787)	(82,920)	(1,482)	(17,764)	-	(115,953)
Share of income from other subsidiaries(2)	(77,878)	-	-	-	77,878	-
Share of loss of the WFOE(2)	-	(25,142)	-	-	25,142	-
Share of loss of the VIE(2)	-	-	(23,589)	-	23,589	-
Interest income from VIE(3)	1,692	674	93	-	(2,459)	-
Interest expense to WFOE(3)	-	-	-	(93)	93	-
Interest expense to Parent(3)	-	-	-	(1,692)	1,692	-
Interest expense to other subsidiaries(3)	-	-	-	(674)	674	-
Others, net	(1,049)	29,514	(164)	(3,891)	-	24,410
Loss before income taxes	(91,022)	(77,874)	(25,142)	(24,114)	126,609	(91,543)

Income tax expense	-	(4)	-	525	-	521
Net loss	(91,022)	(77,878)	(25,142)	(23,589)	126,609	(91,022)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2024
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	58,898	25,123	1,493	31,958	-	117,472
Short-term investments	32,423	-	-	3,000	-	35,423
Accounts receivable, net	-	200,622	-	781,857	-	982,479
Prepayments and other current assets	4,642	9,009	210	31,575	-	45,436
Amount due from Parent	-	-	-	3,016	(3,016)
Amount due from VIE and its subsidiaries(4)	879	133,303	18,074	-	(152,256)	-
Total current assets	96,842	368,057	19,777	851,406	(155,272)	1,180,810

Non-current assets:
Restricted cash	-	-	-	5,000	-	5,000
Amount due from other subsidiaries(4)	462,797	-	-	-	(462,797)	-
Amount due from VIE and its subsidiaries(4)	187,505	40,000	-	-	(227,505)	-
Property, equipment and leasehold improvement, net	-	129	-	1,239	-	1,368
Intangible assets, net	-	-	-	5,950	-	5,950
Right-of-use assets	-	-	-	5,653	-	5,653
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	4,305	-	-	225	-	4,530

Total non-current assets	654,607	40,129	-	102,676	(690,302)	107,110

Total assets	751,449	408,186	19,777	954,082	(845,574)	1,287,920

LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	-	174,601	-	551,214	-	725,815
Short-term borrowings	-	20,000	-	10,000	-	30,000
Contract liabilities	-	1,656	-	125	-	1,781
Payroll and welfare payable	-	18,908	631	60,838	-	80,377
Tax payable	-	4,933	1	7,077	-	12,011
Accrued expenses and other current liabilities	6,468	1,614	-	17,166	-	25,248
Short-term lease liabilities	-	-	-	3,037	-	3,037
Amount due to other subsidiaries(4)	-	-	-	133,303	(133,303)	-
Amount due to VIE and its subsidiaries(4)	3,016	-	-	-	(3,016)	-
Amount due to parent(4)	-	462,797	-	879	(463,676)	-
Amount due to WFOE	-	-	-	14,874	(14,874)	-
Deficit in other subsidiaries(5)	383,182	-	-	-	(383,182)	-
Deficit in WOFE(5)	-	106,860	-	-	(106,860)	-
Deficit in VIE and its subsidiaries(5)	-	-	126,004	-	(126,004)	-

Total current liabilities	392,666	791,369	126,636	798,513	(1,230,915)	878,269

Non-current liabilities:
Deferred tax liabilities	-	-	-	1,488	-	1,488
Long-term lease liabilities	-	-	-	2,137	-	2,137
Amount due to parent(4)	-	-	-	187,505	(187,505)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Amount due to WFOE(4)		-	-	3,200	(3,200)	-
Long-term payables	-	-	-	45,811	-	45,811
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	3,032	-	-	-	-	3,032

Total non-current liabilities	3,032	-	-	281,573	(230,705)	53,900

Total liabilities	395,698	791,369	126,636	1,080,086	(1,461,620)	932,169

Total shareholders’ deficit	355,751	(383,183)	(106,859)	(126,004)	616,046	355,751

Total liabilities, mezzanine equity and shareholders’ equity	751,449	408,186	19,777	954,082	(845,574)	1,287,920

	As of December 31, 2023
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	119,033	36,769	1,260	86,330	-	243,392
Short-term investments	-	21,248	-	226	-	21,474
Accounts receivable, net	-	20,125	-	445,941	-	466,066
Prepayments and other current assets	1,118	6,671	(163)	41,695	-	49,321
Amount due from other subsidiaries(4)	-	-	-	-	-	-
Amount due from Parent				2,972	(2,972)
Amount due from WFOE				1,603	(1,603)
Amount due from VIE and its subsidiaries(4)	1,520	159,709	-	-	(161,229)	-
Total current assets	121,671	244,522	1,097	578,767	(165,804)	780,253

Non-current assets:
Restricted cash	-	-	-	5,000	-	5,000
Amount due from other subsidiaries(4)	455,638	-	-	-	(455,638)	-
Amount due from VIE and its subsidiaries(4)	182,652	41,438	20,381	-	(244,471)	-
Property, equipment and leasehold improvement, net	-	446	-	1,221	-	1,667
Intangible assets, net	-	-	-	8,050	-	8,050
Right-of-use assets	-	3,182	-	7,067	-	10,249
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	4,149	-	-	-	-	4,149

Total non-current assets	642,439	45,066	20,381	105,947	(700,109)	113,724

Total assets	764,110	289,588	21,478	684,714	(865,913)	893,977

LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	-	33,245	76	283,547	-	316,868
Short-term borrowings	-	10,000	-	10,000	-	20,000
Contract liabilities	-	3,669	-	626	-	4,295
Salary and welfare benefits payable	-	15,093	638	57,878	-	73,609
Tax payable	-	325	1	624	-	950
Amounts due to related party	-	-	-	55,251	-	55,251
Accrued expenses and other current liabilities	11,310	2,564	381	11,504	-	25,759
Short-term lease liabilities	-	1,647	-	2,304	-	3,951
Warrant	850	-	-	-		850
Amount due to other subsidiaries(4)	-	-	-	157,128	(157,128)	-
Amount due to VIE and its subsidiaries(4)	2,972	2,581	1,603	-	(7,156)	-
Amount due to parent(4)	-	-	-	1,520	(1,520)	-
Deficit in other subsidiaries(5)	365,377	-	-	-	(365,377)	-
Deficit in WOFE(5)	-	129,355	-	-	(129,355)	-
Deficit in VIE and its subsidiaries(5)	-	-	148,134	-	(148,134)	-

Total current liabilities	380,509	198,479	150,833	580,382	(808,670)	501,533

Non-current liabilities:
Deferred tax liabilities	-	-	-	2,013	-	2,013
Long-term lease liabilities	-	848	-	4,550	-	5,398
Amount due to parent(4)	-	455,638	-	182,652	(638,290)	-
Amount due to other subsidiaries(4)	-	-	-	41,438	(41,438)	-
Amount due to WFOE(4)		-	-	20,381	(20,381)	-
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	5,419	-	-	-	-	5,419

Total non-current liabilities	5,419	456,486	-	252,466	(700,109)	14,262

Total liabilities	385,928	654,965	150,833	832,848	(1,508,779)	515,795

Total shareholders’ equity	378,182	(365,377)	(129,355)	(148,134)	642,866	378,182

Total liabilities, mezzanine equity and shareholders’ equity	764,110	289,588	21,478	684,714	(865,913)	893,977

Summary Condensed Consolidating Cash Flows Data

	Year ended December 31, 2024
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	-	(10,000)	1,545	8,455	-	-
Net cash provided by transactions with third parties	(26,291)	(104,196)	(18,471)	34,824	-	(114,135)

Net cash (used in)/provided by operating activities	(26,291)	(114,196)	(16,926)	43,279	-	(114,135)

Investments in and loans to WFOE	-	(351)	-	-	351	-
Repayment of the investments in and loans from VIE and its subsidiaries	-	71,021	16,800	-	(87,821)	-
Purchase of property, equipment and leasehold improvement	-	12	-	(1,675)	-	(1,663)
Loan provided to a third party	-	-	-	(10,000)	-	(10,000)
Loan repaid by a third party	-	-	-	10,000	-	10,000
Placement of short-term investments	(161,739)	(21,565)	-	(3,167)	-	(186,471)
Proceeds from short-term investments	129,392	43,130	-	-	-	172,522
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	12	-	12
Net cash provided by/(used in) investing activities	(32,347)	92,247	16,800	(4,830)	(87,470)	(15,600)

Capital contribution from other subsidiaries	-	-	351	-	(351)	-
Repayment to other subsidiaries	-	-	-	(87,821)	87,821	-
Cash received from short-term borrowings from bank	-	20,000	-	10,000	-	30,000
Cash repayments of short-term borrowings to bank	-	(10,000)	-	(10,000)	-	(20,000)
Cash repayments of short-term borrowings to related parties	-	-	-	(10,000)	-	(10,000)
Cash repayments of short-term borrowings to Alta	(3,055)	-	-	-	-	(3,055)
Cash received from short-term borrowing from third party	-	-	-	5,000	-	5,000
Net cash provided by/(used in) financing activities	(3,055)	10,000	351	(92,821)	87,470	1,945

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,558	303	9	-	-	1,870
Net increase / (decrease) in cash and cash equivalents and restricted cash	(60,135)	(11,646)	233	(54,372)	-	(125,920)
Cash, cash equivalents and restricted cash at the beginning of the period	119,033	36,769	1,260	91,330	-	248,392
Cash, cash equivalents and restricted cash at the end of the period	58,898	25,123	1,493	36,958	-	122,472

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the year ended December 31, 2024, the total amount of the service fees that charged by VIE under the relevant agreements was RMB9.4 million. In the year ended December 31, 2024, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB10.0 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2024 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

	Year ended December 31, 2023
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	-	(35,000)	-	35,000	-	-
Other operating activities	(20,885)	(114,715)	480	108,170	-	(26,950)

Net cash (used in)/provided by operating activities	(20,885)	(149,715)	480	143,170	-	(26,950)

Investments in and loans to WFOE	-	(358)	-	-	358	-
Repayment of the investments in and loans from VIE and its subsidiaries	-	63,485	-	-	(63,485)	-
Purchase of property, equipment and leasehold improvement	-	(67)	-	(482)	-	(549)
Placement of short-term investments	-	(42,496)	-	(226)	-	(42,722)
Proceeds from short-term investments	-	56,071	-	-	-	56,071
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	22	-	22
Net cash provided by/(used in) investing activities	-	76,635	-	(686)	(63,127)	12,822

Proceeds from ordinary shares	137,908	-	-	-	-	137,908
Capital contribution from other subsidiaries	-	-	358	-	(358)	-
Repayment to other subsidiaries	-	-	-	(63,485)	63,485	-
Cash received from short-term borrowings from bank	-	10,000	-	10,000	-	20,000
Cash repayments of short-term borrowings to third parties	-	-	-	(12,610)	-	(12,610)
Cash repayments of financing cost	-	-	-	(4,953)	-	(4,953)
Net cash provided by/(used in) financing activities	137,908	10,000	358	(71,048)	63,127	140,345

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,002	1,225	3	-	-	2,230
Net increase / (decrease) in cash and cash equivalents and restricted cash	118,025	(61,855)	841	71,436	-	128,447
Cash, cash equivalents and restricted cash at the beginning of the period	1,008	98,624	419	19,894	-	119,945
Cash, cash equivalents and restricted cash at the end of the period	119,033	36,768	1,260	91,331	-	248,392

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the year ended December 31, 2023, the total amount of the service fees that charged by VIE under the relevant agreements was RMB6.7 million. In the year ended December 31, 2023, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB35.0 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2023 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

	Year ended December 31, 2022
	CCT	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash provided by/received from transactions with intra-group companies(1)	-	(17,200)	-	17,200	-	-
Net cash provided by transactions with third-parties	(6,352)	(65,656)	(37)	(86,816)	-	(158,861)

Net cash used in operating activities	(6,352)	(82,856)	(37)	(69,616)	-	(158,861)

Investments in and loans to other subsidiaries(6)	(137,207)	-	-	-	137,207	-
Investments in and loans to VIE and its subsidiaries(6)	(34,823)	-	-	-	34,823	-
Purchase of property, equipment and leasehold improvement	-	(208)	(7)	(1,025)	-	(1,240)
Placement of short-term investments	-	(182,474)	-	-	-	(182,474)
Cash received from maturities of short-term investments	63,757	147,651	-	-	-	211,408
Net cash (used in)/provided by investing activities	(108,273)	(35,031)	(7)	(1,025)	172,030	27,694

Cash payment for redemption of Series C convertible redeemable preferred shares(6)	(137,202)	-	-	-	-	(137,202)

Loans received from parent company(6)	-	137,207	-	34,823	(172,030)	-
Loans received of short-term borrowings from bank	-	-	-	10,000	-	10,000
Cash repayment of short-term borrowings to bank	-	-	-	(20,000)	-	(20,000)
Cash repayment of long-term borrowings to a third party	(11,840)	-	-	-	-	(11,840)

Net cash provided by/(used in) financing activities	(149,042)	137,207	-	24,823	(172,030)	(159,042)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	11,725	29,971	-	1,074	-	42,770
Net increase/(decrease) in cash and cash equivalents and restricted cash	(251,942)	49,291	(44)	(44,744)	-	(247,439)
Cash, cash equivalents and restricted cash at the beginning of the period	252,950	49,333	463	64,638	-	367,384
Cash, cash equivalents and restricted cash at the end of the period	1,008	98,624	419	19,894	-	119,945

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the year ended December 31, 2022, the total amount of the service fees that charged by VIE under the relevant agreements was RMB29.5 million. In the year ended December 31, 2022, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements was RMB17.2 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2022 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WOFE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6)	Represents the elimination of intra-group investments and loans related cash activities among CCT, other subsidiaries, and the VIE and its subsidiaries. During the year ended December 31, 2022, (i) CCT provided an aggregate of capital contribution of RMB137.2 million to other subsidiaries; (ii) CCT provided an intercompany loan of RMB34.8 million to the VIE and its subsidiaries. These transactions were eliminated at the consolidation level.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We face various legal and operational risks and uncertainties related to doing business in China, as us, through WFOE and the Affiliated Entities, conducts our operations in China. We are subject to complex and evolving laws and regulations in China. The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated various regulatory actions and made various public statements, some of which are published with very short notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. For example, we face risks associated with regulatory approvals on overseas offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain business, accept foreign investments, or list and conduct offerings on a U.S. or other foreign stock exchange. These risks could result in a material adverse change in our operations, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. See “—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. Our auditor, PricewaterhouseCoopers Zhong Tian LLP, is an independent registered public accounting firm headquartered in Shanghai, China. In August 2022, the PCAOB, the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA as it was originally passed from three years to two, and thus, reduced the time before our securities may be prohibited from trading or delisted. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of us and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations under the HFCAA if needed. Because the registered accounting firm of us is headquartered in Shanghai, China, if the PRC government adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, or if we fail to, among others, meet the PCAOB’s requirements, including retaining a registered public accounting firm that the PCAOB determines it is able to inspect and investigate completely, we will be identified as a “Commission-identified Issuer” following the filing of the annual report for the relevant fiscal year. In accordance with HFCAA, our securities will be delisted from the Nasdaq Stock Market, and will not be permitted for trading over the counter if we are identified as a Commission-identified Issuer for two consecutive years under the HFCAA and the CAA. See “—D. Risk Factors—Risks Related to Our Securities—Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.”

Regulatory licenses for our operations in China

Many aspects of our business depend on obtaining and maintaining licenses, approvals, permits or qualifications from PRC regulators. Obtaining such approvals, licenses, permits or qualifications depends on our compliance with regulatory requirements. PRC regulatory authorities also have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement laws and regulations. Based on PRC laws and regulations currently in effect and the legal advice of our PRC legal counsel, Han Kun Law Offices, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, the PRC Subsidiaries and the Affiliated Entities have obtained the following licenses and approvals necessary to operate in China as of the date of this annual report: (1) each of the PRC Subsidiaries and the Affiliated Entities has obtained a business license; (2) the VIE, through which the PRC Subsidiaries conduct their VATS business, has obtained a value-added telecommunications license for internet information services; and (3) Cheche Insurance Sales & Service Co., Ltd. has obtained the insurance intermediary license. Apart from these licenses and approvals, the PRC Subsidiaries and the Affiliated Entities may not be able to maintain existing licenses, permits and approvals and the government authorities may subsequently require the PRC Subsidiaries and the Affiliated Entities to obtain any additional licenses, permits and approvals. If the PRC Subsidiaries and the Affiliated Entities fail to obtain the necessary licenses, permits and approvals or inadvertently conclude that any permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and the PRC Subsidiaries or the Affiliated Entities are required to obtain such permissions or approvals in the future, the PRC Subsidiaries and the Affiliated Entities may be subject to fines, confiscation of revenues generated from incompliant operations or the suspension of relevant operations. The PRC Subsidiaries and the Affiliated Entities may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact us. See “—D. Risk Factors—Risks Related to Doing Business in China—Our business is subject to complex and evolving laws and regulations, many of which are subject to change and uncertain interpretation, which could result in changes to our business practices, reduced revenue and increased compliance costs or otherwise harm our business. Any failure to comply with laws or regulations may subject us to fines, injunctions and other penalties that could harm our business.”

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

On September 24, 2024, the State Council promulgated the Regulations on the Administration of Cyber Data Security (the “Cyber Data Security Regulations”), which became effective on January 1, 2025. The Cyber Data Security Regulations provide that network data processors that engage in network data processing activities which affect or may affect national security shall undergo a national security review in accordance with relevant state regulations.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties. We believe that such requirement for cybersecurity review under the revised Cybersecurity Review Measures (2021), are applicable to the PRC Subsidiaries and the VIE. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures (2021), we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures (2021).

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

Guidance for Application of Regulatory Rules - Overseas Offering and Listing No. 1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. In addition, according to the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Enterprises published by CSRC on its official website on February 17, 2023, companies that have already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the required CSRC filing procedure, the completion of which will be published on the CSRC website, before such companies’ overseas issuance and listing.

We completed the filing procedures in connection with the Business Combination under the Overseas Listing Trial Measures on September 14, 2023, and the result of such CSRC approval was posted on the official website of the CSRC on the same date. Pursuant to the Overseas Listing Trial Measures, we may need to complete filing procedures for future offshore fund-raising activities, including conducting follow-on offering in the United States. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in forced rectification, warnings and fines against us and could materially hinder our ability to raise fund overseas. See “—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with future overseas fund-raising activities, and we cannot predict whether we will be able to obtain such approval or complete such filing.”

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

Risks Related to Doing Business in China

We face various legal and operational risks and uncertainties related to being based in and having significant operations in China, and therefore are subject to risks associated with doing business in China generally. Risks and uncertainties related to doing business in China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer our securities to investors, and cause the value of our securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	Chinese government has significant authority to intervene or influence our operations at any time, and to exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. For details, see “ — D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities,” “—Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment,” “—The filing with the CSRC may be required in connection with future overseas fund-raising activities, and we cannot predict whether we will be able to obtain such approval or complete such filing.”

●	Our securities may be delisted under the HFCAA if the PCAOB is unable to inspect auditors who are located in mainland China and Hong Kong. For details, see “—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB has historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report, and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived investors with the benefits of such inspections,” and “—Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.”

●	We are subject to impact from PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations. For details, see “—D. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant authority to exert influence on the China operations of an offshore holding company, and offerings conducted overseas and foreign investment in China-based issuers, such as us. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities,” and “—Adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.”

●	We are subject to uncertainties with respect to the PRC legal system, including such relating to the enforcement of rules and regulations in China and the risk that rules and regulations can change quickly with little advance notice. For details, see “ —D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.”

Risks Related to Our Securities

●	The price of our securities may be volatile, and the value of our securities may decline.

●	The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	A significant portion of our outstanding shares may be sold in the public market, which could cause the market price for our Class A ordinary Shares to decline.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are not subject to U.S. proxy rules and are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and will conduct substantially all of our operations in China, and a majority of our directors and executive officers will reside outside of the United States.

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

Our net revenue was RMB2,679.1 million, RMB3,301.4 million and RMB3,473.1 million in 2022, 2023 and 2024, respectively. We may not achieve similar growth rates in future periods as we expand our operations. You should evaluate our business and prospects in light of the risks and challenges that we are likely to face as a company seeking to develop in a rapidly evolving market.

Our business is subject to risks related to China’s digital insurance and the automotive industries.

Our business depends on the growth of China’s digital insurance industry and in particular, China’s digital auto insurance transaction industry, which is relatively new and may not develop as expected. While the digital auto insurance transaction industry in China grew rapidly in the past years, it may not increase at the same rate in future periods.

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

The insurance industry in China is subject to comprehensive government regulation and supervision. In recent years, the regulatory framework governing China’s insurance industry has changed significantly and may continue to change significantly in the future. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations of the Insurance Industry” for a discussion of the laws and regulations applicable to our operations. Some laws were recently amended, and their interpretation following such amendments remains unclear. Compliance with these laws and regulations can be difficult and costly. New laws or regulations or changes to laws and regulations can impose additional compliance costs, reduce our revenues, require us to change our operations to ensure compliance or otherwise harm our business.

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

We have incurred net losses since our inception. We incurred net losses of RMB91.0 million, RMB159.6 million and RMB61.2 million in 2022, 2023 and 2024, respectively. We had operating cash outflow of RMB158.9 million, RMB27.0 million and RMB114.1 million in 2022, 2023 and 2024, respectively. We must grow our revenues to become profitable, and, even if we do, we may not maintain or increase our profitability. We expect to incur losses for the foreseeable future as we invest substantial financial and other resources in, among other things:

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

While we historically focused on the auto insurance market, we have expanded into the non-auto insurance market. We also began to provide SaaS solution products to insurance intermediaries in December 2020 and to insurance carriers in March 2021, and we plan to further expand our service and product offerings. See “Item 4. Information on the Company—B. Business Overview—Services and Products.” We have limited experience in these new market segments, services and products, and our ecosystem participants may not respond favorably to new services and products. If the services or products that we introduce fail to engage ecosystem participants, we may fail to generate sufficient revenue or other value to justify our investments.

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

We had a nationwide network of approximately 400 service personnel in 25 provinces, autonomous regions and municipalities in China as of December 31, 2024. Our service personnel negotiate service fees and other contract terms with insurance carrier customers and facilitate the settlement and issuance of auto insurance policies to end consumers. We face significant challenges and risks in managing our geographically dispersed network. If one or more of our service personnel were to depart and join a competitor, they may divert business from us to our competitor, which could materially adversely affect our business.

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

We have established relationships with a broad and diversified network of approximately 100 insurance carriers of all sizes, including group-wide insurance conglomerates and other medium and small insurance carriers. Through our nationwide network, our local branches have entered into contracts with insurance carrier customers that are affiliated with such insurance carrier conglomerates for the sale of our insurance products. We also cooperate with other intermediaries to settle, issue and deliver auto insurance policies in regions where consumers register their vehicles and other insurance policies in their local regions. We have not entered into long-term contracts with other intermediaries. The loss or reduction of business from any major insurance carrier customers or insurance carrier conglomerates or services from any major intermediary partners could materially adversely affect our revenues, financial condition and results of operations. If one or more of our major insurance carrier customers or intermediary partners were to experience financial difficulties, reduce our sales of insurance products or limit or cease operations, our business and results of operations would suffer. In addition, fluctuations in the sales patterns of insurance carrier customers could adversely affect our revenues, financial condition or results of operations.

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

We expect that as our business grows, we will need additional working capital. We have entered into financing arrangements to manage our working capital needs. For example, we were granted a credit facility of RMB10.0 million in 2022 to support our operations, and drew down RMB10.0 million as of June 30, 2022. There are no financial covenants for the credit facility. We were also granted a credit facility of RMB10.0 million to support our operations on June 14, 2023, and drew down RMB4.0 million and RMB6.0 million on June 29, 2023. There are no financial covenants for the credit facility. On May 22, 2024, we were granted a credit facility of RMB10.0 million by Industrial Bank Co., Ltd. (“Industrial Bank”) to support our operations, which was guaranteed by Cheche Insurance. Under this credit facility, we drew down RMB5.0 million on May 31, 2024. We had been in compliance with all of the loan covenants as of December 31, 2024. On June 20, 2024, Baodafang obtained an RMB50.0 million credit facility from the Bank of Beijing to support its operations. The credit facility expires on June 19, 2026 and is guaranteed by Beijing Cheche. Under this credit facility, on June 20, 2024, Baodafang entered into a supplier financing agreement with the Bank of Beijing whereby Bank of Beijing agrees to pay Beijing Cheche, the designated supplier in the supplier financing agreement an amount of RMB10.0 million on June 27, 2024. In accordance with this supplier financing agreement, Baodafang agrees to pay upfront a subscription fee and interest expenses on this supplier financing borrowing of RMB10.0 million which matures on June 6, 2025. On June 27, 2024, Beijing Cheche also entered into a separate non-recourse factoring agreement with Bank of Beijing, whereby Beijing Cheche factored its corresponding accounts receivable due from Baodafang to the bank. On December 25, 2024, Bank of Beijing revised its credit facility to RMB20.0 million. On December 27, 2024, we drew down RMB10.0 million under the revised credit facility. There are no financial covenants for the credit facility. On November 6, 2024, we were granted a credit facility of RMB30.0 million by the China Minsheng Bank to support our operations, which was guaranteed by Cheche Insurance and Baodafang. Under this credit facility, we drew down RMB5.0 million on December 11, 2024. There are no financial covenants for the credit facility. These financing arrangements may not continue to be available on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.

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

Cybersecurity and data privacy issues have become subject to increasing legislative and regulatory focus in China. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Internet Content Providers” and “—Regulation of Privacy Protection.” Many of these laws and regulations are subject to frequent modification and differing interpretations.

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

Any global systemic economic and financial crisis could negatively affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be negatively impacted by any prolonged slowdown in the global or Chinese economy. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of Chinese economic growth since 2012, which may continue. The market panics over the global outbreak of coronavirus COVID-19 and the drop in oil price have materially and negatively affected the global financial markets in March 2020, which may cause a potential slowdown of the world’s economy. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China, concerns about the economic effect of the relationship between China and surrounding Asian countries, and concerns over the rising level of inflation and worries that efforts to curb inflation may result in recession. For instance, if the inflation intensifies in China, we may have to increase the price level of our product and service offerings while our costs and operating expenses may also increase in the meantime. In that case, our profit margin will depend on our ability to pass on the additional costs and operating expenses to our customers.

The United States government has made statements and taken certain actions that may lead to changes in United States and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods, which currently amounts to 145% and may become even higher in the future. This sequence of actions underscored a strategic recalibration of the United States trade policy, emphasizing heightened pressure on international trades. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance.

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

We had connected our platform with the core technology systems of approximately 60 insurance carriers as of December 31, 2024. As a result, the safety and stability of system connections are critical to the user experience on our platform and insurance carriers’ confidence in our technology, as well as our operating efficiency. If our system connections with insurance carriers experience disruptions or suspensions, or attacks by external sources, our operations could be materially adversely affected.

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

As of the date of this annual report, we have not experienced severe interruptions or delays in our technology systems, services or products. However, we could be subject to such interruptions and delays in the future. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

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

We lease a significant number of properties from third parties for our business. As of December 31, 2024, we leased a total gross floor area of over 9,300 square meters, which we primarily used for office space. We may need to relocate for a number of reasons. For example, we may not be able to renew our leases, and may move to more premium locations or relocate our operations. In those cases, we may not be able to locate desirable alternative sites for our offices under favorable terms.

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

As of the date of this annual report, options and restricted share awards that covered an aggregate of 14,741,427 Class A Ordinary Shares were granted and outstanding under the 2019 Equity Incentive Plan and 2023 Equity Incentive Plan. In 2022, 2023 and 2024, we recorded share-based compensation expenses of RMB16.2 million, RMB110.0 million and RMB33.9 million, respectively. We may continue to record share-based compensation expenses in relation to such share option grants, and we plan to grant options and other types of awards under the 2019 Equity Incentive Plan and 2023 Equity Incentive Plan, as we believe the granting of share-based compensation helps us attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may adversely affect our results of operations.

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

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and each of the PRC Subsidiaries is a foreign-invested enterprise (“FIE”). To comply with PRC laws and regulations, we conduct our business in China through the VIE and the Affiliated Entities pursuant to a series of contractual arrangements among WFOE, the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” We, our subsidiaries and the investors do not have an equity ownership in, direct foreign investment in, or control through such ownership or investment of the VIE. The contractual arrangements with respect to the VIE are not equivalent to an equity ownership in the business of the VIE. Any references in this annual report to control or benefits that accrue to us and our subsidiaries because of the VIE are limited to, and subject to conditions for consolidation of, the VIE under U.S. GAAP. Consolidation of VIE under U.S. GAAP generally occurs if we or our subsidiaries (1) have an economic interest in the VIE that provides significant exposure to potential losses or benefits from the VIE and (2) have power over the most significant economic activities of the VIE. For accounting purposes, we are the primary beneficiary of the VIE. In addition, the contractual agreements governing the VIE have not been tested in a court of law.

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

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which became effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. We completed the CSRC filing procedures under the Overseas Listing Trial Measures for the Business Combination on September 14, 2023. If we, the PRC Subsidiaries or the Affiliated Entities fail to complete the filing with the CSRC for any future offering, or any other capital raising activities which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds from such overseas fund-raising activities could be materially and adversely affected, and we may even need to unwind the contractual arrangements or restructure the business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

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

Uncertainties in the PRC legal system could limit the abilities of us and the PRC Subsidiaries to enforce these contractual arrangements. For example, there have been very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. In addition, in the PRC, rulings by arbitrators are final, and parties cannot appeal the arbitration results in courts. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event that we and the PRC Subsidiaries cannot enforce the contractual arrangements with respect to the VIE, or suffer significant delays or other obstacles in enforcing these contractual arrangements, we and the PRC Subsidiaries may not be able to consolidate the financial results of the Affiliated Entities. As a result, the ability of us and PRC Subsidiaries to conduct our business, and our financial condition and results of operations may be materially adversely affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business.” In addition, as of the date of this annual report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd. has been frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party, which may affect the enforcement of the option of the WFOE under the contractual arrangements. See “—Risks Related to Our Corporate Structure—The VIE’s shareholders may have potential conflicts of interest with us, the PRC Subsidiaries and the Affiliated Entities, which may materially adversely affect our business and financial condition.”

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

As of the date of this annual report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd. has been frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party. Under applicable PRC laws, (1) the frozen equity interests in the VIE cannot be sold, transferred, or disposed of in any manner from July 28, 2022 to July 27, 2025, unless such freezing was released by a competent court; and (2) if a competent court rules to auction off the frozen equity interests, the proceeds from the auctioning and sale of the frozen equity interests by competent court shall be firstly distributed to pledgee, i.e. the WFOE, thereafter the remaining proceeds (if any), shall be used to settle the claims of the creditor applying with court for enforcement. Therefore, uncertainties remain with respect to the enforcement of the option of the WFOE to purchase such frozen equity interests under the exclusive option agreement among us, WFOE, the VIE and shareholders of the VIE, dated June 18, 2021, which may be subject to the auction process by the competent court. However, as that such equity interests had been pledged to WFOE prior to the freezing, we do not believe the freezing of the above-mentioned equity interests in the VIE will cause any material impact to our operations.

We may rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries to fund our cash and financing requirements, and any limitation on the ability of the PRC Subsidiaries to pay dividends to us could adversely affect our ability to conduct our business.

We rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries, in particular, WFOE, Cheche Ningbo, which in turn relies on consulting and other fees paid to it by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt that we may incur. Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC Subsidiaries and the Affiliated Entities can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserve fund. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB328.5 million and RMB370.5 million as of December 31, 2023 and 2024, respectively. If the PRC Subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require one of the PRC Subsidiaries, Cheche Ningbo to adjust our taxable income under the contractual arrangements that we currently have in place with the VIE in a manner that would materially adversely affect our ability to pay dividends and other distributions to us.

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

As of December 31, 2024, we reported accumulated loss and had no retained earnings for offshore dividend distributions. We intend to re-invest all the future earnings of the PRC Subsidiaries in our operations in China. We could be subject to significant withholding taxes if the PRC Subsidiaries decide to pay dividends to offshore entities. The tax authorities may also challenge our determination that we qualify for the reduced withholding tax of 5% under the Arrangements for dividends paid from the PRC Subsidiaries to the Hong Kong Subsidiaries, and the Hong Kong Subsidiaries may not be able to complete the tax filings to enjoy the reduced withholding tax rate.

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

We may use the proceeds of our offshore fund-raising activities to provide loans or make capital contributions to the PRC Subsidiaries or provide loans to the VIE, in each case subject to the satisfaction of applicable regulatory requirements. Any medium or long-term loan to be provided by us or our offshore subsidiaries to the PRC Subsidiaries and the Affiliated Entities must be registered with NDRC and SAFE or its local branches. Before we or our offshore entities provide loans to the onshore entities (i.e., the PRC Subsidiaries and the Affiliated Entities), the borrower must make filings with the SAFE or its local counterparts in accordance with relevant PRC laws and regulations. In addition, in accordance with Administrative Measures for Review and Registration of Medium- and Long-term Foreign Debts of Enterprises issued by the NDRC on January 5, 2023, which took effect on February 10, 2023, for loans provided by us or our offshore entities to the PRC Subsidiaries or the Affiliated Entities with a term of more than one year, the borrower must also obtain a certificate of review and registration from the NDRC before obtaining such loan, and report relevant information to the NDRC afterward. We or our offshore subsidiaries may not complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us or our offshore subsidiaries to our onshore entities (i.e., the PRC Subsidiaries and the Affiliated Entities entities). If we or our offshore subsidiaries fail to complete such registrations, our ability to use the proceeds of securities offering, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

On February 12, 2025, the CAC published the Administrative Measures for Personal Information Protection Compliance Audits, which will come into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

On August 8, 2006, six PRC regulatory agencies jointly adopted the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that require that an offshore special purpose vehicle formed for the purpose of an overseas listing of equity interests in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s equity securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

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

On September 6, 2024, NDRC and MOFCOM jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (the “Negative List”), which became effective and replaced the previous version on November 1, 2024. According to the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and circulated five supporting guidelines, which became effective on March 31, 2023.

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

Guidance for Application of Regulatory Rules - Overseas Offering and Listing No.1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. In addition, according to the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Enterprises promulgated by CSRC on its official website on February 17, 2023, the companies that have already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required to make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the required CSRC filing procedure, the completion of which will be published on the CSRC website, before such companies’ overseas issuance and listing. We completed the filing procedures in connection with the Business Combination under the Overseas Listing Trial Measures on September 14, 2023, and the result of such CSRC approval was posted on the official website of the CSRC on the same date.

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

The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

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

On February 13, 2015, SAFE issued the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment (“Notice 13”), which became effective on June 1, 2015 and was partially repealed on December 30, 2019. Notice 13 states that local PRC banks will examine and handle foreign exchange registrations for overseas direct investment, including the initial foreign exchange registration and amendment registration, from June 1, 2015. However, substantial uncertainties remain with respect to the interpretation and implementation of this notice by governmental authorities and banks.

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

The independent registered public accounting firm that issues the audit report of us included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before the end of 2022. As a result, we and investors in our securities are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that have been subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Furthermore, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. As a result, the value of our securities will decline significantly or become worthless.

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

According to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without PRC government approval, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of China. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. Furthermore, as of the date of this annual report, there have not been implementing rules or regulations regarding the application of Article 177, and, accordingly, it remains unclear as to how it will be interpreted, implemented or applied by relevant government authorities. As such, there are also uncertainties as to the procedures and requisite timing for the overseas securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from trading market within the United States. See also “—Risks Related to Our Securities—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, and will conduct substantially all of our operations in China, and a majority of our directors and executive officers will reside outside of the United States.”

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

If we do not satisfy the requirements for continued listing on Nasdaq Stock Market, the Class A Ordinary Shares could be suspended for trading or delisted from Nasdaq.

Our Class A Ordinary Shares are currently listed on the Nasdaq Global Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Global Market.

On November 15, 2024, we received a written notice from the Listing Qualifications Department of Nasdaq, notifying us that we were no longer in compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules, as our closing bid price per Class A Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. On March 10, 2025, the Listing Qualifications Department of Nasdaq issued a notification letter, confirming that we have regained compliance and the matter has been closed.

Nevertheless, we cannot assure you that we will always be able to continue to meet the financial and corporate governance requirements to qualify for continued listing, including the minimum bid price requirement of the Nasdaq Listing Rules. The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of the Class A Ordinary Shares to decline, which may prevent us from being able to maintain compliance with the minimum bid price requirement of Nasdaq Listing Rules, and result in the Class A Ordinary Shares being suspended or delisted from the Nasdaq Global Market. If a suspension or delisting of the Class A Ordinary Shares were to occur, there would be significantly less liquidity in the suspended or delisted Class A Ordinary Shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.

The Warrants to purchase Class A Ordinary Shares will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this annual report, there are 10,608,609 warrants issued and outstanding, consisting of 7,684,496 Public Warrants, 2,860,561 Sponsor Warrants, and 63,552 Innoven Warrants. The Warrants became exercisable 30 days after the Closing (provided that at the time of such exercise a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares underlying the Public Warrants is effective and a prospectus relating thereto is current), and will expire five years after the Closing. A registration statement on Form F-1 (Registration No. 333-274806), as amended by a post-effective amendment on Form F-3, covering the issuance of the Class A Ordinary Shares underlying the Warrants has been filed with the SEC. Each Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. To the extent the Warrants and the Innoven Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of Class A Ordinary Shares. The exclusive forum provision in the amended and restated warrant agreement can result in increased costs to investors to bring a claim.

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

In connection with the Business Combination, we entered into the A&R Warrant Agreement on August 7, 2023, which relates to the Warrants. Under the A&R Warrant Agreement, we, in collaboration with the warrant agent, are required to deliver Class A Ordinary Shares to warrant holders, provided that they duly exercise their Warrants and make payment in accordance with the terms of the A&R Warrant Agreement. Disputes with warrant holders may arise in connection with the performance of our contractual obligations under the A&R Warrant Agreement. The A&R Warrant Agreement provides that any action, proceeding or claim against us arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act but as discussed below, will not apply to claims under the Exchange Act.

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

The exercise price for our Warrants is $11.5 per share (subject to adjustment as described in the A&R Warrant Agreement), which exceeds the market price of our Class A Ordinary Shares, which was $0.8401 based on the closing price of our Class A Ordinary Shares on Nasdaq on April 15, 2025. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants.

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

We do not intend to have a compensation committee and a nominating and corporate governance committee consisting entirely of independent directors, or hold an annual meeting of shareholders. We may also continue to rely on this and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.”

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

In connection with the audit of our consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (1) our lack of sufficient accounting and financial reporting personnel with requisite knowledge of and experience in the application of U.S. GAAP related to accounting treatment for certain equity transactions, leases and expected credit losses of receivables, and (2) our lack of formal financial closing policies and effective control over the periodic financial closing procedures and the preparation and review of the consolidated financial statements, which resulted in adjustments related to revenue, cost of sales, expenses cut-off and disclosures to the financial statements. We are in the process of implementing a number of measures to address the material weaknesses identified. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, we cannot guarantee that these measures may fully remediate the material weaknesses in our internal control over financial reporting, or we may not be able to conclude that they have been fully remediated.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2024, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. See “Item 15. Disclosure Controls and Procedures” for details.

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

Our outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes at general meetings of our shareholders. As of the date of this annual report, Mr. Lei Zhang beneficially owns all of Class B Ordinary Shares, representing approximately 22.2% of our issued and outstanding share capital, and approximately 46.2% of voting power. This concentration of ownership and the protective provisions in the Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale and reducing the price of the Class A Ordinary Shares. As a result of the foregoing, the value of your investment could be materially reduced.

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

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50%of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes and based upon our historical income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China primarily through WFOE and our contractual arrangements, commonly known as the VIE Structure, with the Affiliated Entities. See “—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.” Capitalizing on our leading position in auto insurance transaction services, we have evolved into a nationally leading platform with a nationwide network that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China.

China’s auto insurance market is one of the largest ones in the world. However, for years the way that insurance policies have been quoted, compared, underwritten and purchased remained opaque, cumbersome and manual. See “—Market Opportunities.” We started our business in 2014 with the goal of transforming China’s auto insurance market and digitalizing the end-to-end insurance purchase process in a way that is transparent, accessible and efficient. Since our inception, we have consistently invested in data technology to improve the way insurance carriers attract and connect with consumers online as digitalization in China’s insurance market accelerates.

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

Harnessing the power of technology and our nationwide service network, the digital insurance transaction products offered on our platform connect our ecosystem participants through diversified referral and marketing channels:

●	Integration with insurance carriers’ systems. As of December 31, 2024, we had integrated our platform with the core technology systems of approximately 60 insurance carriers in China. We are one of the very few innovative digital platforms for auto insurance transaction services that connects to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021, according to iResearch. This allows us to swiftly provide quotes from multiple insurance carriers and reduce the time and cost required to issue and deliver insurance policies to consumers.

●	Nationwide service network with deep local penetration. We own an extensive nationwide service network, with 108 branches licensed to sell insurance policies in 25 provinces, autonomous regions and municipalities in China as of December 31, 2024. As of the same date, our local branches had entered into over 1,800 contracts with insurance carrier customers. Through our service network, we build and strengthen relationships with insurance carrier customers, our referral partners, other ecosystem participants and local regulatory authorities. This is crucial for ascertaining and negotiating localized, competitive terms for insurance policies, while keeping abreast of the evolving needs of our ecosystem participants and adapting quickly to the changing regulatory environment.

●	Cooperation with third-party platforms and referral partners. As of December 31, 2024, we maintained collaboration with over 700 third-party platforms and approximately 1.3 million insurance referral partners to expand the platform’s user base. Our third-party platform partners include automotive industry players, such as leading NEV manufacturers, ride-hailing and consumer internet companies. Our referral partners mainly include insurance brokers and auto service professionals. Cooperation with third-party platforms and referral partners allows us to expand the reach of our platform cost-effectively by serving the large and growing customer base of our third-party platform and referral partners. We also enable third-party platforms and referral partners to better serve their customers, diversify their income sources and achieve better economics.

We have diversified our platform with a broad and growing suite of non-auto insurance products. Our strong foothold in the auto insurance market and trusted brand helps to expand product offerings and enhance cross-selling potential as our platform grows. Through Easy-Insur, we offered approximately 64 non-auto insurance types underwritten by a broad range of insurance carriers, covering approximately 12,000 insurance products, including both standard and customized non-auto products, such as non-auto P&C products as of December 31, 2024.

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

We have scaled our business in a capital-efficient manner. We facilitated the issuance of insurance policies with written premiums of RMB16.6 billion, RMB22.6 billion and RMB24.3 billion in 2022, 2023 and 2024, respectively. The number of policies written through our platform in 2022, 2023 and 2024 was approximately 12.3 million, 15.8 million and 17.3 million, respectively. Our growth is propelled by rapid expansion in the number of our referral partners, which reached approximately 1.3 million as of December 31, 2024. Our track record of strong growth required minimal marketing efforts and was largely organic, with a substantial amount of business generated through word-of-mouth referrals. In 2022, 2023 and 2024, substantially all of the insurance transaction volumes on our platform came from our referral partner base. Our net revenue was RMB2,679.1 million, RMB3,301.4 million and RMB3,473.1 million in 2022, 2023 and 2024, respectively. Our net loss was RMB91.0 million, RMB159.6 million and RMB61.2 million in 2022, 2023 and 2024, respectively.

Market Opportunities

Auto insurance is the largest sector in China’s P&C insurance market, with attractive growth characteristics and market fundamentals. China had the world’s largest auto market as measured by auto sales and number of vehicles in 2021, according to iResearch. As auto insurance coverage is mandatory by law, demand for auto insurance is considerably stable and inelastic. Auto insurance is also usually the first insurance policy that many people purchase in their lives. As a result, the process of purchasing auto insurance significantly influences people’s general attitude towards insurance.

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

●	The auto insurance distribution process is ripe for disruption. For years, the process of purchasing auto insurance remained opaque, cumbersome and manual for most consumers. Multiple layers of intermediaries are typically involved in what is known as a “pyramid” insurance distribution structure, with fees charged by each layer of insurance distribution value chain participants, resulting in lengthy insurance distribution processes and increased costs.

●	Significant pricing disparities exist across insurance carriers, regions and distribution channels. Auto insurance pricing is a complex and region-specific process. The local branches of insurance carriers, at provincial, municipal or district levels, typically determine insurance pricing and underwriting rules based on historical claims experience and local conditions. Auto insurance pricing also depends on changes in the operating targets and strategies of insurance carriers. As a result, pricing for the same coverage can vary widely from one insurance carrier to another, even among different regions and sales channels within the same carriers. This phenomenon is exacerbated by comprehensive reforms in China’s insurance industry introduced in September 2020. As a result of the reforms, auto insurance pricing is not uniform and can vary by over 100% among different insurance carriers for the same vehicle, according to iResearch.

●	With the trend toward digitalization in the insurance industry, digital platforms have become an increasingly important auto insurance distribution channel. According to iResearch, the penetration rate for digital auto insurance transactions in China was approximately 34.8% in 2021, and is expected to reach 72.9% by 2026. Digital platforms have become an increasingly important channel for auto insurance distribution in China, primarily driven by the efficiency and transparency they bring to auto insurance transactions.

●	Regulatory reforms have created new opportunities for insurance technology platforms. In September 2020, PRC regulatory authorities introduced auto insurance industry reforms aimed at optimizing auto insurance cost structures and increasing auto insurance distribution efficiency. This heightens the need for digitalization in the auto insurance industry and creates opportunities for technology and data-driven transaction platforms and SaaS solution providers like us.

●	The continued growth of the NEV sector calls for smart NEV insurance solutions. China’s NEV market experienced a sales surge, reaching 12.9 million units of sales in 2024, representing a year-over-year increase of 35.5%. According to iResearch, China’s NEV auto insurance market, in terms of written premiums, is expected to grow at a CAGR of 42.5% from 2021 to RMB163.7 billion in 2026. NEV manufacturers generally sell directly to consumers and offer streamlined services to consumers over the lifespan of a NEV. This has resulted in significant demand for compliant, transparent, standardized and smart one-stop NEV insurance solutions that cover insurance purchases, claims and after-sales support, with no requirement for NEV manufacturers to acquire insurance brokerage licenses, negotiate packages for NEV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own.

●	A growing and diversifying non-auto insurance market. According to iResearch, the non-auto insurance market in China has been developing rapidly. Non-auto insurance premiums in China grew from RMB3.0 trillion in 2018 to RMB3.7 trillion in 2021 at a CAGR of 7.1% and are expected to reach RMB5.8 trillion in 2026 at a CAGR of 9.2%. As non-auto insurance market develops, insurance carriers offering auto-insurance products are expected to have more opportunities to sell across different types of insurance products by utilizing their mature marketing channels. Non-auto insurance products also tend to have more favorable margins and are less digitalized, and auto insurance carriers with scale and operating leverage can increase the overall profitability and diversify revenue by increasing their non-auto insurance product offerings and seizing digitalization opportunities over time.

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

As of December 31, 2024, we collaborated with approximately 100 insurance carriers, 4,500 insurance intermediaries and 700 third-party platforms, and worked with approximately 1.3 million referral partners on our platform. Our proven data and technology capabilities benefit the entire insurance value chain.

Utilizing our unique data analytics technologies, complex proprietary algorithms and extensive national network, we currently offer digital insurance transaction products-Easy-Insur and NEV Insurance Solution, and insurance SaaS solution products-Digital Surge and Sky Frontier.

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

Expedite policy underwriting and issuance

Our platform is highly scalable and can easily integrate with the IT infrastructure of most insurance carriers. We had integrated our platform with the core technology systems of approximately 60 insurance carriers in China as of December 31, 2024. Through our digital insurance transaction products, we offer insurance carriers a digital channel to target desired consumers and distribute products cost-effectively, allowing carriers to replace inefficient and expensive insurance agents that manually complete and deliver insurance policies without having to invest in the technology and infrastructure to build and operate their own online distribution networks.

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

Value propositions for insurance referral partners

Offer competitive and diverse insurance products

Our platform allows referral partners to facilitate sales of a wide range of competitive insurance products to consumers. As of December 31, 2024, we had 66 auto and non-auto insurance types, covering approximately 12,000 insurance products underwritten by approximately 100 insurance carriers that are available on our platform to our referral partners. Our auto insurance products cover a comprehensive range of vehicle makes, models and styles, while our non-auto insurance products include both standardized and customized products. Our platform enables referral partners to address a wide range of their customers’ insurance needs by offering different types of insurance products across the auto and non-auto segments and achieve greater transaction volumes and repeat purchases.

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

Value propositions for insurance consumers

Offer competitive pricing

Through partnerships with approximately 100 insurance carriers as of December 31, 2024, we generally offer consumers insurance policies on more favorable terms at better prices than traditional insurance agents. In locations where certain local insurance intermediaries enjoy more favorable policy arrangements with local insurance carriers, we cooperate with these intermediaries to enable our consumers to benefit from more favorable policy arrangements, including better pricing terms.

Access to a comprehensive and diversified suite of insurance products

Our platform grants consumers access to a comprehensive and diversified suite of insurance products, covering both auto and non-auto segments. As of December 31, 2024, we had 66 auto and non-auto insurance types ,covering approximately 12,000 insurance products underwritten by approximately 100 insurance carriers on our platform. Our auto insurance product offerings cover a wide range of vehicle makes, models and styles, and our non-auto insurance product offerings include both standardized and customized products, covering extensive types of products such as non-auto P&C insurance.

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

The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. We started to collaborate with NEV manufacturers in 2022 in offering NEV Insurance Solution, and such collaboration yielded considerable results in 2024. Our NEV Insurance Solution assists NEV manufacturers in building a full-stack digital insurance service system encompassing NEV insurance, one-click renewal, intelligent claims, business management, interface operation and maintenance. Our NEV insurance service platform also provides customized system deployment and one-stop operation services for different business models of NEV manufacturers, and cooperates with NEV manufacturers and insurance carriers to explore the research, development and innovation of intelligent internet insurance based on data mining and large model construction.

We have been continually improving the user experience of our digital insurance transaction products, which have attracted an increasing number of referral partners and consumers. Easy-Insur had approximately 939,000, 1.1 million and 1.3 million referral partners as of December 31, 2022, 2023 and 2024, respectively. Referral partners that use Easy-Insur include individual insurance practitioners and other individuals from a broad range of consumer touchpoints. See “—Ecosystem—Referral Partners.” In 2022, 2023 and 2024, gross written premiums of auto insurance policies sold on our digital insurance transaction products were RMB12,907.9 million, RMB17,742.7 million and RMB18,997.0 million, respectively.

Non-auto insurance transaction services and products

We also provide non-auto insurance transaction services. As of December 31, 2024, we offered 64 non-auto insurance types underwritten by a broad range of insurance carriers, covering approximately 12,000 insurance products, including both standard and customized non-auto products, such as non-auto P&C products.

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

In 2022, 2023 and 2024, gross written premiums of non-auto insurance policies sold on our insurance transaction products amounted to RMB3,648.2 million, RMB4,794.3 million and RMB5,226.2 million, respectively.

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

Insurance carriers

We believe we are the “go-to” digital channel partner for auto insurance carriers in China. As of December 31, 2024, we established relationships with a broad and diversified network of approximately 100 insurance carriers of all sizes, including group-wide insurance conglomerates and other medium sized and small insurance carriers.

Digital insurance transaction services

Top insurance carriers in China have increasingly relied on us to facilitate sales of insurance products. In 2024, we facilitated auto insurance transactions with aggregate premiums of RMB19.0 billion, representing an increase of 7.3% from aggregate premiums of RMB17.7 billion in 2023.

We are one of the very few innovative digital platforms for auto insurance transaction services that connect to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021. As of December 31, 2024, we had connected our platform to the core transaction systems of approximately 60 insurance carriers in China.

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

Through our nationwide network, our local branches had entered into over 1,800 contracts with insurance carrier customers for the sale of auto and non-auto insurance products as of December 31, 2024. This allows us to obtain more favorable terms for insurance policies because such insurance carrier customers typically have more flexibility in pricing specific insurance policies.

Insurance carrier customers typically pay us different transaction service fees in different geographic markets based on the intensity of competition, the number of locally registered vehicles, applicable regulatory requirement, and other factors. In 2022, 2023 and 2024, the transaction fee rate that we received from insurance carriers averaged 15.8%, 14.5% and 14.2%, respectively.

SaaS solution services

We offer Sky Frontier, an AI-based, analytics-driven pricing recommendation engine, to help insurance carriers optimize underwriting and pricing strategies. See “—Services and Products—SaaS Solution Services and Products—Sky Frontier.”

We typically enter into SaaS service agreements with subscribers of Sky Frontier for a fixed term of one year. As of December 31, 2024, we had already entered into SaaS service agreements with approximately 100 insurance carrier customers. We generally charge Sky Frontier’s subscribers a yearly flat fee. In 2022, 2023 and 2024, the subscription revenue generated from Sky Frontier amounted to approximately RMB51.2 million, RMB11.6 million and RMB7.5 million, respectively.

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

Our partnerships with NEV manufacturers empower NEV manufacturers to address the challenges they face with respect to auto insurance. By partnering with us, NEV manufacturers that generally sell direct to consumers can easily deploy our one-stop NEV insurance solutions and deliver NEV consumers streamlined auto insurance services ranging from insurance purchases to claims and after-sales support, without the need to acquire insurance brokerage licenses, negotiate packages for NEV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own. We believe that the compliant, transparent, standardized and smart NEV insurance solutions offered by us allow NEV manufacturers to transform the way they connect with consumers over the NEV life span, achieve consumer-centric service innovation, increase consumer loyalty, and obtain sustainable competitive advantage in the rapidly evolving NEV sector. In 2024, we formed partnerships with 15 NEV manufacturers leading to approximately 1.1 million policies embedded in new NEV deliveries and corresponding premium of RMB3.3 billion, representing a significant increase as compared to 2023, when we collaborated with more than 10 NEV manufacturers, leading to over 416,000 policies, and corresponding premium of RMB1,449.5 million.

We typically enter into partnership agreements with our third-party platform partners for a term ranging from one year to three years. As of December 31, 2024, we had entered into partnership agreements with over 700 third-party platforms. We typically pay service fees to these third-party platforms for insurance transactions completed by their users through our platform.

Referral partners

Our referral partners direct consumers interested in insurance products to our platform. Referral partners use Easy-Insur to obtain insurance quotes for consumers and help consumers purchase insurance policies. Cooperation with referral partners allows us to access a large and growing consumer base.

We attract referral partners through third-party platform partners, promotional events, training courses and seminars. We also integrate Easy-Insur with applications and systems of third-party platform partners through APIs, enabling users of these platforms to be directed automatically to Easy-Insur to become referral partners and use Easy-Insur for insurance quotes and insurance transaction services. We also attract referral partners by conducting promotional activities with consumer internet companies at auto-related locations, such as automobile dealerships, vehicle repair and maintenance centers and car washes and gasoline stations. As of December 31, 2024, we had approximately 1.3 million referral partners.

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

We typically enter into SaaS service agreements with subscribers of Digital Surge for a fixed term of one year. As of December 31, 2024, we had entered into SaaS service agreements with over 4,500 insurance intermediaries.

Customers may subscribe for Digital Surge’s functions, many of which are offered on a complimentary basis. If a customer has subscribed for Digital Surge and elected to use charged transaction functions, such customer will be charged an annual fee, which may vary based on the type of charged services such customer selects. In 2022, 2023 and 2024, subscription revenue from Digital Surge amounted to RMB8.6 million, RMB5.1 million and RMB6.0 million, respectively.

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

We have established an extensive nationwide network, consisting of 108 branches licensed to sell insurance policies in 25 provinces, autonomous regions and municipalities in China and approximately 400 service personnel as of December 31, 2024.

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

As of December 31, 2024, we had connected our “Solid Rock” system with the core transaction systems of approximately 60 insurance carriers in China. Integration with insurance carriers’ transaction systems requires strong and long-term relationships with insurance carriers, as well as technology capabilities to integrate with different transaction systems used by insurance carriers in China. We believe this differentiates us from our competitors and is a key factor for our success.

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

For example, auto insurance carriers in China were required to update their systems in accordance with the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance issued by CBIRC (currently known as the NFRA) on September 19, 2020 (the “Guiding Opinions”). Following the issuance of the Guiding Opinions, we not only upgraded our technology systems overnight to synchronize with nine insurance carriers’ updated transaction systems, but also completed technology upgrades to simultaneously adapt to the updated transaction systems of all other insurance carrier partners within two months. As of December 31, 2024, our technology systems underwent over 13,000 smooth and uninterrupted updates, including updates to support new functions of the digital insurance transaction and insurance SaaS solution products, as well as updates to synchronize with the changes in our insurance carrier partners’ transaction systems or policies.

Cloud providers such as Alibaba Cloud host our applications, websites, APIs, software and supporting services. Cloud computing allows us to efficiently allocate our IT resources, improve the management of our systems and lower our labor costs.

As of December 31, 2024, we had a team of 71 research and development personnel, accounting for 46.4% of our total number of headquarters employees, responsible for developing, maintaining and improving our technology infrastructure, including applications, websites, APIs, software and technology systems.

In 2022, 2023 and 2024, our research and development expenses were RMB49.9 million, RMB57.2 million and RMB37.9 million, accounting for 19.3%, 18.6% and 16.8% of our total operating expenses.

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

As of December 31, 2024, we had registered 69 trademarks, 164 software copyrights and 10 domain names, including chechegroup.com, in China. Information contained on, or that can be accessed through our website is not incorporated by reference into this annual report and you should not consider such information to be part of this annual report.

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

Pursuant to the Circular of the General Office of the China Banking and Insurance Regulatory Commission on Matters relating to Further Tightened Regulation of Vehicle Insurance, promulgated and implemented by the CBIRC (currently known as the NFRA) on January 14, 2019, property and casualty insurance companies must establish terms and premium rates for automobile insurance policies in strict compliance with PRC laws and regulations. Insurance companies are strictly prohibited from conducting the following activities:

●	amending any term or premium rate directly or in disguise without approval of the CBIRC (currently known as the NFRA);

●	providing premium rates beyond the approved range by offering or promising to offer payment of inappropriate interest not stipulated in the insurance policies to insurance policyholders or owners of insured vehicles in disguise;

●	paying commission fee rates beyond the approved range by fabricating other expenses in disguise; and

●	failing to apply the approved premium rate as required for insurance policies for new cars.

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

Foreign investors must obtain approvals from the MIIT and the Ministry of Commerce (the “MOFCOM”) or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to Sino-foreign joint ventures in very limited circumstances. The Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition), promulgated on September 6, 2024 and effective on November 1, 2024, also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce business, domestic multi-party communication business, information storage and re-transmission business and call center business.

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Measures”), which were amended in January 2011 and December 2024. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information service”. Commercial Internet information services operators must obtain a license for provision of commercial internet information services (the “ICP License”), from the relevant government authorities before engaging in any commercial internet information services operations within the PRC.

Pursuant to the Internet Insurance Measures, self-operated internet platforms through which insurance institutions conduct internet insurance business must meet certain requirements such as obtaining ICP Licenses or making ICP filings and maintaining sound internet operation systems and information security systems. As of the date of this annual report, the VIE and its subsidiaries have obtained the requisite ICP licenses for our digital platforms.

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

The Measures for the Regulation of Internet Insurance Business, promulgated by CBIRC (currently known as the NFRA) on December 7, 2020 and effective on February 1, 2021, specify that when concluding insurance contracts and providing insurance services (i.e., the internet insurance business) by relying on the internet, insurance institutions shall not damage the legitimate rights and interests of consumers and public interest. Insurance institutions shall:

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

On February 12, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which will come into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which became effective in September 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

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

On September 24, the State Council published the Cyber Data Security Regulations, which became effective on January 1, 2025, providing that network data processors that engage in network data processing activities which affect or may affect national security shall undergo a national security review in accordance with relevant state regulations.

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

On September 6, 2024, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) (the “2024 Negative List”), which took effect on November 1, 2024. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version) (the “Encouraged Industry Catalogue”), which was promulgated on October 26, 2022 and took effect on January 1, 2023. Industries not listed in the 2024 Negative List and Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Where a foreign investor invests in the sectors specified in the Catalog of Prohibitions, the relevant competent departments shall order it to stop the investment activities, and dispose of the shares, properties or other necessary measures within a time limit to restore the state before the investment is implemented and the illegal income shall be confiscated (if any). Where the investment activities of a foreign investor violate the restrictive special management measures stipulated in the sectors specified in the Catalog of Restrictions, the relevant competent departments shall order it to make corrections and take necessary measures to meet the requirements for access to special management measures. Where the offender refuses to make corrections, punishments are implemented according to the preceding provisions for the offender of the Catalog of Prohibitions.

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

The Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such VIE structure is deemed as a method of foreign investment. If the VIE structure were deemed as a method of foreign investment, and any of the business operation of us were to fall in the “negative list,” and if the interpretation and implementation of the Foreign Investment Law and the final “negative list” mandated further actions, such as the current MOFCOM market entry clearance, to be completed by companies with an existing VIE structure like us, we would face uncertainties as to whether such clearance could be timely obtained, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements in relation to the VIE structure do not comply with PRC regulatory restrictions on foreign investment in certain industries, or if these regulations or the way they are interpreted change, we, our subsidiaries and the Affiliated Entities could be subject to severe penalties or be forced to relinquish their interests in those operations, and the Class A Ordinary Shares may decline in value or become worthless.”

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

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015 and partially repealed in December 2019. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

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

Regulation of Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”), which was promulgated on March 16, 2007, became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, and the Implementing Rules of the Enterprise Income Law of the PRC (the “Implementing Rules of the EIT Law”), which was promulgated on December 6, 2007, became effective on January 1, 2008 and amended on April 23, 2019 and December 6, 2024, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%.

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

On December 25, 2024, the Value-Added Tax Law of the PRC was promulgated by the Standing Committee of the National People’s Congress, according to which, unless otherwise provided, the VAT rate (i) shall be 13% for selling goods, providing processing, repair, and replacement services, leasing tangible movable property, or importing goods; (ii) shall be 9% for providing transportation, postal, basic telecommunications, construction, or real estate leasing services, selling real estate, transferring land use rights, or selling or importing agricultural products, tap water, heating, books, pesticides, and other specified goods; (iii) shall be 6% for providing services or intangible assets; (iv) shall be zero for exporting goods or for domestic entities and individuals engaging in cross-border sales of services or intangible assets within the scope specified by the State Council. The Value-Added Tax Law of the PRC will come into effect on January 1, 2026.

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

Regulations Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, such acquisition must be submitted to MOFCOM for approval.

The M&A Rules also require that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On July 6, 2021, General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Please refer to “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023.

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

Regulation of Employment

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the PRC Labor Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage and must be paid to employees in a timely manner. Employers are prohibited from forcing employees to work above certain time limit and shall pay employees for overtime work in accordance with national regulations. In addition, employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

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

Contractual arrangements with the VIE and its shareholders

As a Cayman Island company, we are classified as a foreign enterprise under PRC laws and regulations, and WFOE is a foreign invested entity (an “FIE”). FIEs are subject to a number of restrictions under PRC laws and regulations. In particular, the Affiliated Entities hold ICP licenses for internet information services, which are classified as value-added telecommunication services (Category II). As these services are subject to strict business licensing requirements, including limitations on foreign ownership and in order to have greater flexibility in carrying out business and implementing business strategies in compliance with PRC laws and regulations, we and the PRC Subsidiaries operate our businesses in China mainly through the VIE and its subsidiaries. As of December 31, 2023 and 2024, the VIE and its subsidiaries accounted for an aggregate of 78.1% and 73.9%, respectively, of consolidated total assets and 83.3% and 75.1%, respectively, of our consolidated total liabilities. In 2022, 2023 and 2024, the VIE and its subsidiaries accounted for an aggregate of 94.6%, 93.9% and 84.2%, respectively, of our consolidated total net revenues.

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

As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and consolidate the VIE’s results of operations in its financial statements under U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements exposes us to certain risks. For example, the VIE or its shareholders may breach the contractual arrangements with WFOE. In such cases, we and the PRC Subsidiaries would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information—Risk Factors—Risks Related to Our Corporate Structure.”

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

We are headquartered in Beijing and had leased an aggregate of over 9,300 square meters of office space in 25 provinces, autonomous regions and municipalities in China as of December 31, 2024. We lease our premises through lease agreements with unrelated third parties.

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

You should read the following discussion and analysis of our results of operations and financial condition together with the consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section of this annual report captioned “Item 3. Key Information - D. Risk Factors” and in other parts of this annual report. Our fiscal year ends on December 31.

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

We have broadened our service and solution offerings in recent years to include services and solutions other than auto insurance transaction services. In particular, we commenced our non-auto P&C insurance transaction services in 2016 and insurance SaaS solutions in 2020. We are also co-developing digital products with our insurance carrier partners and large third-party technology platforms to enhance the breadth of their product and service offerings. These include innovative insurance products, such as embedded digital distributions to address the evolving needs of China’s insurance consumers. Our growth also depends on the growth of the non-auto P&C insurance, insurance SaaS solutions and insurance technology services industries in China, and our ability to diversify our distributions and integrate technology capabilities among such different sectors and develop innovative insurance products.

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

On the other hand, the automobile, auto insurance and digital auto insurance transaction markets in China may be affected by global systemic economic and financial crisis, such as the recent concerns over the significant changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any global systemic economic and financial crisis could negatively affect our business, financial condition and results of operations.”

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

We provide insurance transaction services and insurance SaaS solutions to insurance carriers, and insurance transaction services and insurance SaaS solutions to certain insurance intermediaries. As a result, our revenue growth depends on our ability to maintain relationships with these insurance carriers and insurance intermediaries. As of December 31, 2024, we collaborated with approximately 100 insurance carriers and 4,500 insurance intermediaries.

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

Key Components of Results of Operations

Net Revenues

Net revenues include insurance transaction services income, SaaS and technical service income, and others. The following table sets forth a breakdown of our revenues for the periods indicated.

	Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Insurance transaction services income	2,617.2	97.7	3,275.2	99.2	3,447.4	99.3
SaaS and technical service income*	61.9	2.3	25.1	0.8	20.8	0.6
Others*	0.0	0.0	1.1	0.0	4.9	0.1
Total net revenues	2,679.1	100.0	3,301.4	100.0	3,473.1	100.0

*	Technical service income was reclassified from “Others” to “SaaS income” and renamed as “SaaS and technical services income” for all periods presented. See Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

For our insurance transaction services business, we charge insurance carrier customers and other intermediaries a percentage of the insurance premiums generated from insurance transactions facilitated through our platform. Revenue generated from insurance transaction services is primarily affected by (1) the number of policies written through our platform, which increased by 28.5% from 12.3 million in 2022 to 15.8 million in 2023, and further increased by 9.5% to 17.3 million in 2024, (2) the gross premiums of transactions written through our platform, which increased by 36.1% from RMB16.6 billion in 2022 to RMB22.6 billion in 2023, and further increased by 7.5% to RMB24.3 billion in 2024, and (3) the written premiums from embedded policies through partnership with NEV companies, which increased by 525.3% from RMB0.2 billion in 2022 to 1.4 billion in 2023, and further increased by 127.8% to RMB3.3 billion in 2024. Our service fee rate was 15.8%, 14.5% and 14.2% in 2022, 2023 and 2024, respectively.

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

Revenue generated from Sky Frontier decreased from RMB51.2 million in 2022 to RMB11.6 million in 2023, primarily due to a decrease in the number of paying customers from 72 in 2022 to 17 in 2023, which was primarily the result of customers’ stricter budget control, and disruptions of our system caused by adjustment to our product designs and service process. Revenue generated from Sky Frontier decreased from RMB11.6 million in 2023 to RMB7.5 million in 2024, primarily due to the decrease in the number of paying customers from 17 in 2023 to 9 in 2024.

Revenue generated from Digital Surge decreased from RMB8.6 million in 2022 to RMB5.1 million in 2023, primarily due to a decrease in unit price, partially offset by an increase in the number of paying customers from 355 in 2022 to 897 in 2023. Revenue generated from Digital Surge remained relative stable at RMB6.0 million in 2024.

Revenue generated from technical services increased from RMB2.1 million in 2022 to RMB7.3 million in 2023, primarily due to the further expanded business partnerships we entered into in 2023. Revenue generated from technical services remained stable at RMB7.3 million in 2024.

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

	Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Cost of referral partners	2,424.6	95.6	3,017.9	95.5	3,199.1	96.5
Service fee paid to third-party payment platforms	104.6	4.1	129.5	4.1	101.7	3.1
Other costs	7.5	0.3	13.8	0.4	13.6	0.4
Total cost of revenues	2,536.7	100.0	3,161.2	100.0	3,314.4	100.0

Cost of referral partners refers to referral fees paid by us to referral partners and third-party platform partners, as a certain percentage of the insurance transaction service income generated from the insurance transactions referred by them. Our referral partners increased from over 939,000 as of December 31, 2022 to approximately 1.1 million as of December 31, 2023, and further increased to approximately 1.3 million as of December 31, 2024. As we continue to scale our business, we are able to improve our ability to negotiate more favorable referral fee rates with referral partners and third-party platform partners, which enables us to reduce referral fee rate for each transaction and manage our costs of revenues for referral partners.

Service fee paid to third-party payment platforms refer to fees charged by such payment platforms with respect to the referral fee payments we make to referral partners through such third-party payment platforms.

Other costs primarily include (1) salary and welfare benefits, (2) tax and surcharges and others, (3) amortization and depreciation and (4) cloud service fees.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salary and welfare benefits, share-based compensation expenses, amortization and depreciation expenses, related expenses for our sales and marketing personnel, and advertising and promotional expenses. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online platform and mobile applications.

General and administrative expenses

Our general and administrative expenses primarily consist of salary and welfare benefits, share-based compensation expenses, professional service fees, amortization expenses and related expenses for employees involved in general corporate functions, including finance, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses.

Research and development expenses

Our research and development expenses primarily consist of salary and welfare benefits and subcontracted development expenses incurred for the development and enhancement to our online platform, including SaaS platform, and mobile application.

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

In November 2015, we adopted the 2015 Incentive Plan to grant options to relevant directors, officers, senior management, employees and non-employees. Option awards were granted with an exercise price determined by our board of directors. In January 2020, the 2015 Incentive Plan was terminated with the concurrent grant of replacement awards under the 2019 Incentive Plan. In January 2020, we adopted the 2019 Equity Incentive Plan to grant options and restricted shares to relevant directors, officers, other employees and non-employees. Option awards were granted with an exercise price determined by the board of directors. The options granted under the 2019 Equity Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 50% vested on grant date and another 50% vested on anniversary; or (iii) 25% vested on each anniversary for vesting schedule of four years. The restricted shares granted under the 2019 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each anniversary or 6.25% vested on each quarter for vesting schedule of four years; or (iii) 50% vested on each anniversary for vesting schedule of two years. Our 2023 Equity Incentive Plan was adopted in September 2023. The stock options granted under the 2023 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 50% vested on grant date and another 50% vested on anniversary; or (iii) 25% vested on each anniversary for vesting schedule of four years. The restricted shares granted under the 2023 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each quarter for vesting schedule of one year; or (iii) 100% vested on one-year anniversary.

The weighted average grant date fair value of options granted in 2022, 2023 and 2024 was RMB5.2688 (US$0.7733), RMB42.1761 (US$5.9404) and RMB15.1110 (US$2.0702), respectively. The fair values of the restricted shares granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the year ended December 31,
	2022*	2023	2024
Options*
Fair value per share (US$)	-	6.33-6.37	0.79-0.80
Discount rate (after tax)	-	Not applicable	Not applicable
Risk-free interest rate	-	3.88%	4.58%
Expected volatility	-	64.2%	65.7%
Contractual term (in years)	-	10	10
Discount for lack of marketability (“DLOM”)	-	Not applicable	Not applicable

*	There were no grants for options for the year ended December 31, 2022.

	For the year ended December 31,
	2022	2023	2024
Restricted shares
Fair value per share (US$)	3.81-4.08	4.90-5.45	Not applicable
Discount rate (after tax)	16.5%	15.0%-16.0%	Not applicable
Discount for lack of marketability (“DLOM”)	10%	5%-10%	Not applicable

The following table sets forth the breakdown of share-based compensation expenses by our expense line items for the periods presented.

	Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Selling and marketing expenses	9.1	56.2	30.7	27.9	5.7	16.8
General and administrative expenses	6.7	41.4	67.5	61.4	26.3	77.6
Research and development expenses	0.4	2.4	11.6	10.5	1.9	5.6
Cost of revenues	0.0	0.0	0.2	0.2	0.0	0.0
Total	16.2	100.0	110.0	100.0	33.9	100.0

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

The following table sets forth the aging analysis of accounts receivable.

	As of December 31,
	2023	2024
	(RMB in thousands)
Up to three months	397,716	634,264
Three to six months	43,032	179,242
Six to nine months	16,543	138,025
Nine to 12 months	6,092	28,103
Above one year	4,913	8,279
Less: Allowance for current expected credit losses	(2,230)	(5,434)
Total accounts receivable, net	466,066	982,479

Our insurance transaction service customers accounted for 99.3% and 99.2% of the total accounts receivable balance as of December 31, 2023 and 2024 respectively. These insurance transaction service customers are mainly group-wide insurance carrier conglomerates in China with a contractual and customary payment terms that generally range from 30 to 180 days. The accounts receivable that is more than 6 months old are mainly caused by customers’ stricter budget control in 2024. We determined that this balance was recoverable. As of March 31, 2025, RMB503.0 million of our accounts receivable as of December 31, 2024 was subsequently collected by us. No amount of accounts receivable has been written off (i.e., charged-off against the allowance) for the periods presented in the annual report.

Accounts Payable

Accounts payable mainly includes payment to the cost of referral partners and third-party platform partners. Accounts payable increased by RMB408.9 million from RMB316.9 million as of December 31, 2023 to RMB725.8 million as of December 31, 2024, primarily due to the increase in the number of our cost of referral partners and third-party platform partners.

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

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Beijing Cheche and Baodafang, as Beijing Cheche was entitled to a preferential tax rate of 15% from 2019 to 2021 and from 2022 to 2024 for its High and New Technology Enterprise (“HNTE”) status, and Baodafang was entitled to a preferential tax rate of 15% from 2023 to 2025 for its HNTE status, subject to annual evaluation and a requirement that they re-apply for the HNTE status every three years.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we were incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied. To the extent that the PRC Subsidiaries, VIE and its subsidiaries have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2023 and 2024, we did not record any such withholding tax of the PRC Subsidiaries, VIE and its subsidiaries in the PRC as they are still in accumulated deficit position.

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

	Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Net revenues	2,679,059	100.0	3,301,418	100.0	3,473,139	100.0
Cost and Operating expenses:
Cost of revenues	(2,536,746)	(94.7)	(3,161,193)	(95.8)	(3,314,377)	(95.4)
Selling and marketing expenses	(138,970)	(5.2)	(111,454)	(3.4)	(79,501)	(2.3)
General and administrative expenses	(69,350)	(2.6)	(139,385)	(4.2)	(107,857)	(3.1)
Research and development expenses	(49,946)	(1.9)	(57,167)	(1.7)	(37,947)	(1.1)
Total cost and operating expenses	(2,795,012)	(104.3)	(3,469,199)	(105.1)	(3,539,682)	(101.9)
Operating loss	(115,953)	(4.3)	(167,781)	(5.1)	(66,543)	(1.9)
Other expenses:
Interest income	1,890	0.1	5,398	0.2	6,037	0.2
Interest expense	(3,303)	(0.1)	(1,446)	(0.0)	(838)	(0.0)
Foreign exchange gains/(losses)	13,409	0.5	(2,546)	(0.1)	(2,810)	(0.1)
Government grants	20,314	0.8	12,371	0.4	887	0.0
Changes in fair value of warrant	(196)	(0.0)	1,702	0.1	2,634	0.1
Changes in fair value of amounts due to related party	(6,451)	(0.2)	(7,524)	(0.2)	(757)	(0.0)
Others, net	(1,253)	(0.0)	(127)	(0.0)	(137)	(0.0)
Loss before income tax	(91,543)	(3.4)	(159,953)	(4.8)	(61,527)	(1.8)
Income tax credit	521	0.0	363	0.0	291	0.0
Net loss	(91,022)	(3.4)	(159,590)	(4.8)	(61,236)	(1.8)
Non-GAAP measure:
Adjusted net loss (1)	(51,603)	(1.9)	(33,192)	(1.0)	(24,789)	(0.7)

(1)	Adjusted net loss is defined as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, changes in fair value of warrant, changes in fair value of amounts due to related party, listing related professional expenses and dispute resolution expenses. Adjusted net loss is not a measure required by, or presented in accordance with, U.S. GAAP. The use of the non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For further details, see “—Non-GAAP Financial Measure.”

Non-GAAP financial measure

We use adjusted net loss, a non-GAAP financial measure, in evaluating our results of operations and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, amortization of intangible assets related to acquisition, changes in fair value of warrant, changes in fair value of amounts due to related party, listing related professional expenses and dispute resolution expenses. Such adjustments have no impact on income tax.

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

The table below sets forth a reconciliation of our net loss to adjusted net loss for the years indicated:

	Year ended December 31,
	2022	2023	2024
	(RMB in thousands)
Net loss	(91,022)	(159,590)	(61,236)
Add:
Share-based compensation expense	16,208	109,983	33,869
Amortization of intangible assets related to acquisition	2,100	2,100	2,100
Changes in fair value of warrant	196	(1,702)	(2,634)
Changes in fair value of amounts due to related party	6,451	7,524	757
Listing related professional expenses	14,464	8,493	-
Dispute resolution expenses	-	-	2,355
Adjusted net loss	(51,603)	(33,192)	(24,789)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenues. Our net revenues increased by 5.2% from RMB3,301.4 million in 2023 to RMB3,473.1 million in 2024, which was driven by an increase in insurance transactions conducted through our platform by referral partners and third-party platform partners.

Cost of revenues. Our cost of revenues increased by 4.8% from RMB3,161.2 million in 2023 to RMB3,314.4 million in 2024, which was generally consistent with the growth of our business volume and net revenues.

Selling and marketing expenses. Our selling and marketing expenses decreased by 28.7% from RMB111.5 million in 2023 to RMB79.5 million in 2024, primarily due to the decreases in share-based compensation expenses for relevant staff, marketing expenses and staff costs. As a result, selling and marketing expenses as a percentage of net revenues decreased from 3.4% in 2023 to 2.3% in 2024. Excluding share-based compensation expenses, the percentage would decrease from 2.4% in 2023 to 2.1% in 2024.

General and administrative expenses. Our general and administrative expenses decreased by 22.6% from RMB139.4 million in 2023 to RMB107.9 million in 2024, primarily due to the decrease in share-based compensation expenses, partially offset by the increases in post-listing professional service fees and staff costs. Excluding share-based compensation expenses, listing-related professional service fees and dispute resolution expenses, our general and administrative expenses would decrease by 25.0% from 2023 to 2024, primarily due to the increase in post-listing professional service fees and staff costs.

Research and development expenses. Our research and development expenses decreased by 33.6% from RMB57.2 million in2023 to RMB37.9 million in 2024, primarily due to the decreases in share-based compensation expenses, technical service fees and staff costs. Excluding share-based compensation expenses, our research and development expenses would decrease by 20.9% from 2023 to 2024, and would decrease as a percentage of net revenues from 1.4% to 1.0%.

Interest expense. Our interest expense decreased by 42.0% from RMB1.4 million in 2023 to RMB0.8 million in 2024, primarily due to the repayment of a portion of our borrowings in 2024.

Net loss. As a result of the foregoing, we incurred a net loss of RMB61.2 million in 2024, as compared to a net loss of RMB159.6 million in 2023.

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

B. Liquidity and Capital Resources

In 2024 and 2023, our principal source of liquidity was cash generated from financing activities.

As of December 31, 2023 and 2024, we had cash and cash equivalents of RMB243.4 million and RMB117.5 million, respectively. As of December 31, 2023 and 2024, we had amounts due to related party of RMB55.3 million and RMB45.8 million, respectively.

We anticipate that we will be able to meet our financing needs for at least the next twelve months from the date of this annual report with existing cash balances. However, we may require additional funding due to changing business conditions or other future developments, including any investments or acquisitions we may pursue. If our existing cash resources are insufficient to meet our working capital requirements, we may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders. There is no assurance that we will be successful in raising funds, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.” The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2022	2023	2024
	(RMB in thousands)
Net cash used in operating activities	(158,861)	(26,950)	(114,135)
Net cash (used in)/generated from investing activities	27,694	12,822	(15,600)
Net cash generated from/(used in) financing activities	(159,042)	140,345	1,945
Effect of foreign exchange rate changes on cash and cash equivalents	42,770)	2,230	1,870
Net increase/(decrease) in cash and cash equivalents and restricted cash	(247,439)	128,447	(125,920)
Cash and cash equivalents and restricted cash at beginning of the year	367,384	119,945	248,392
Cash and cash equivalents and restricted cash at end of the year	119,945	248,392	122,472

Operating Activities

Net cash used in operating activities in 2024 was RMB114.1 million, primarily due to the net loss of RMB61.2 million, partially offset by (1) adjustments primarily consisting of share-based compensation expense of RMB33.9 million, amortization of right-of-use asset of RMB5.3 million, amortization of intangible assets of RMB2.1 million, provision of allowance for current expected credit losses of RMB3.4 million, depreciation of property equipment and leasehold improvement of RMB1.1 million, foreign exchange losses of RMB2.8 million, dispute resolution expenses of RMB2.4 million incurred to settle the dispute with a security holder, and changes in fair value of amounts due to related party of RMB0.8 million, and (2) net cash outflow of RMB102.2 million from changes in operating assets and liabilities, which was primarily driven by an increase of RMB519.6 million in accounts receivable, a decrease of accrued expenses and other current liabilities of RMB5.4 million, a decrease of lease liabilities of RMB4.2 million and a decrease of RMB2.5 million in contract liabilities, partially offset by an increase of RMB408.9 million in accounts payable, an increase of RMB11.1 million in tax payable, an increase of RMB6.8 million in salary and welfare benefits payables, and a decrease of prepayments and other current assets of RMB2.7 million.

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

Investing Activities

Net cash used in investing activities in 2024 was RMB15.6 million, primarily due to purchase of short-term investments of RMB186.5 million, partially offset by proceeds from short-term investment of RMB172.5 million.

Net cash generated from investing activities in 2023 was RMB12.8 million, primarily due to proceeds from short-term investment of RMB56.1 million, partially offset by purchase of short-term investments of RMB42.7 million.

Net cash generated from investing activities in 2022 was RMB27.7 million, primarily due to cash received from maturities of short-term investments of RMB211.4 million, partially offset by the placement of short-term investments of RMB182.5 million.

Financing Activities

Net cash generated from financing activities in 2024 was RMB1.9 million, primarily due to cash received from short-term borrowings from bank of RMB30.0 million and cash received from short-term borrowings from third party of RMB5.0 million, partially offset by repayment of short-term borrowings of RMB20.0 million and cash payment of amounts to related party of RMB10.0 million, and cash payment of RMB3.1 million for settling the dispute with a security holder.

Net cash generated from financing activities in 2023 was RMB140.3 million, primarily due to proceeds from issuance of ordinary shares of RMB137.9 million and cash received from short-term borrowings from bank of RMB20.0 million, partially offset by repayment of short-term borrowings of RMB12.6 million, and cash payment of financing cost of RMB5.0 million.

Net cash used in financing activities in 2022 was RMB159.0 million, primarily due to cash payments of redemption of Series C convertible redeemable preferred shares of RMB137.2 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We incur capital expenditures primarily for purchases of property, equipment and software. Our capital expenditures were RMB1.2 million, RMB0.5 million and RMB1.7 million in 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by
	Total	2025 – 2028	Thereafter
	(RMB in thousands)
Operating lease commitments	6,340	6,340	-
Amounts due to related party	54,421	54,421	-
Total	60,761	60,761	-

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

As of December 31, 2023 and 2024, the VIE and its subsidiaries accounted for an aggregate of 78.1% and 73.9%, respectively, of the consolidated total assets and 83.3% and 75.1%, respectively, of the consolidated total liabilities. In 2022, 2023 and 2024, the VIE and its subsidiaries accounted for an aggregate of 94.6%, 93.9% and 84.2%, respectively, of our consolidated total net revenues.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Data, Technology and Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated statements of operations and comprehensive loss based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rate and expected dividends. The fair value of the ordinary shares is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2023 and 2024 was related to our acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, we adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test, and in accordance with the FASB, pursuant to which we have the option to choose whether we will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2022, 2023 and 2024. As of December 31, 2023 and 2024, goodwill was RMB84.6 million and RMB84.6 million, respectively.

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

Directors and Executive Officers*	Age	Position/Title
Lei Zhang	43	Chairman and Chief Executive Officer
Wenting Ji	49	Chief Financial Officer
Yanjun Liu	45	Chief Operating Officer
Jianxiang Zhou	47	Chief Technology Officer
Ting Lin	40	Chief Strategy Officer
Huichuan Ren	55	Director
Shengwen Rong	56	Independent Director
Liqun Li	56	Independent Director
Xiufang Li	59	Independent Director

*	Mr. Cheng Zhong ceased to be our co-chief executive officer in April 2024.

Mr. Lei Zhang is founded Beijing Cheche Technology Co., Ltd. (“Beijing Cheche”) and served as the chief executive officer since then. He has served as the chairman of the board of CCT since September 2018 and later the chief executive officer and chairman of the board of Cheche Group Inc. since September 2023 following the completion of the Business Combination. Prior to founding Beijing Cheche, he served as chief executive officer of CloudPower Technology Co., Ltd. from 2010 to 2014. Mr. Zhang also served as an executive vice president of Datang Capital Co., Ltd. from 2008 to 2010. He served as a senior manager in global technology service department at Huawei Technologies Co., Ltd. from 2001 to 2006. Mr. Zhang received a bachelor’s degree in computer science and technology from Wuhan University of Technology in 2001 and a master’s degree from the PBC School of Finance, Tsinghua University in 2024.

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

Mr. Jianxiang Zhou has served as our chief technology officer since March 2015. He also served as a director of CCT prior to the Business Combination from July 2021 to September 2023. Prior to joining us, Mr. Zhou served as chief technology officer of CloudPower Technology Co., Ltd. from 2011 to 2015. Prior to that, he served as senior manager of the applied business division of Potevio Institution of Information and Technology Co., Ltd. from 2006 to 2011. He also served as a software engineer at the research and development department of Tsinghua Tongfang Co., Ltd. from 2004 to 2006. Mr. Zhou received his bachelor’s and master’s degrees in agricultural electrical engineering and automation from Northeast Agricultural University in 2001 and 2004, respectively.

Mr. Ting Lin has served as our chief strategy officer since October 2018. Prior to joining us, Mr. Lin served as a vice president at the advisory and BlackRock Solutions divisions of BlackRock Inc. from 2013 to 2018. Prior to that, Mr. Lin served as a senior manager of the global portfolio strategies of Bank of America Merrill Lynch from 2010 to 2013 and a senior modeling associate at the Government Employees Insurance Company (“GEICO”) from 2009 to 2010. Mr. Lin received dual bachelor’s degrees in applied mathematics and finance from the University of Maryland and a master’s degree in statistics from Columbia University in 2008.

Mr. Huichuan Ren has served as a director of CCT since July 2021 and later our director since September 2023 following the completion of the Business Combination. Mr. Ren is also currently a senior adviser of Tencent Technology (Shenzhen) Co., Ltd. Prior to that, Mr. Ren served as the vice chairman of the board of directors and president of Ping An Insurance (Group) Company of China Ltd. from 2011 to 2020. He also served as the chairman of the board of directors of Ping An Trust Co., Ltd. from 2016 to 2019. Mr. Ren received a bachelor’s degree in applied computing from Harbin Ship Engineering College in 1989 and a master’s degree in business administration from Peking University in 2007.

Mr. Shengwen Rong has served as our independent director since September 2023. Mr. Rong also currently serves as the Finance BP leader for Global Products and Functions at ByteDance, Inc. From 2017 to 2018, Mr. Rong served as the senior vice president and then the chief financial officer at Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) from 2010 to 2012. Currently, Mr. Rong serves as an independent director at Mogu Inc. (NASDAQ: MOGU). Mr. Rong is a certified public accountant in the United States. Mr. Rong received a bachelor’s degree in international finance from Renmin University of China, a master’s degree in accounting from West Virginia University and a master’s degree in business administration from University of Chicago Booth School of Business.

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

Ms. Xiufang Li has served as our independent director since September 2023. Ms. Li is a professor at Finance School at Nankai University since 2015. Prior to that, she served various capacities at Nankai University, including being a professor, adjunct professor and lecturer of risk management and insurance department, the vice president of economics school, and a lecturer of the finance department from 1991 to 2015. She received her bachelor’s degree in mathematics from Nankai University in 1988, her master’s degree in finance and doctorate’s degree in risk management and insurance from the same university in 1991 and 2002, respectively.

B. Compensation

In 2024, we paid an aggregate of approximately RMB2.5 million in cash to our executive officers and executive directors, and US$96,000 to independent directors as a group. In addition, we made contributions to such officers and executive directors’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB0.4 million in 2024. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In 2024, 8000 restricted Class A Ordinary Shares were granted to our independent directors pursuant to awards granted under the 2023 Plan, of which 1500 restricted Class A Ordinary Shares had vested and been issued in December 2024. On December 31, 2024, options to purchase 173,350 Class A Ordinary Shares were granted to our executive officer under the 2019 Equity Incentive Plan and the 2023 Equity Incentive Plan, with an exercise price of $0.1 per share, which will expire on June 30, 2034.

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

2019 Equity Incentive Plan

We adopted the 2019 Equity Incentive Plan in January 2020, under which we granted equity incentive awards to eligible employees, consultants and non-employee directors in order to attract, motivate and retain talented individuals. Pursuant to the terms of the Business Combination, we have assumed the options and restricted shares awards granted under the 2019 Equity Incentive Plan. The maximum number of shares issuable under the 2019 Equity Incentive Plan is 9,824,105 Class A Ordinary Shares. As of December 31, 2024, options and restricted shares awards covering 9,809,848 Class A Ordinary Shares were outstanding under the 2019 Equity Incentive Plan, and 14,257 Class A Ordinary Shares were issuable upon awards to be granted in the future under the 2019 Equity Incentive Plan. The principal terms of the 2019 Equity Incentive Plan are substantially the same as the 2023 Equity Incentive Plan, which are discussed below.

2023 Equity Incentive Plan

The maximum number of shares issuable under the 2023 Plan is 8,048,326 Class A Ordinary Shares. The following paragraphs summarize the principal terms of the 2023 Plan. As of December 31, 2024, options and restricted shares awards covering 3,284,733 Class A Ordinary Shares were outstanding under the 2023 Equity Incentive Plan, and 4,763,593 Class A Ordinary Shares were issuable upon awards to be granted in the future under the 2023 Equity Incentive Plan.

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

Name	Restricted Class A Ordinary Shares	Class A Ordinary Shares Underlying the Options(1)	Exercise Price (US$/Share)		Date of Grant	Date of Expiration(1)
Lei Zhang	-	-		-	-	-
Wenting Ji	-	*	US$	0.10	From January 31, 2024 to March 31, 2025	From January 31, 2034 to March 31, 2035
Yanjun Liu	*	*	US$	0.10	From April 1, 2021 to March 31, 2025	From December 31, 2033 to March 31, 2035
Jianxiang Zhou	2,754,417	*	US$	0.10	From January 1, 2023 to March 31, 2025	From March 1, 2034 to March 31, 2035
Ting Lin	-	-		-	-	-
Huichuan Ren	-	-		-	-	-
Shengwen Rong	*	-		-	From December 1, 2023 to September 14, 2024	-
Liqun Li	*	-		-	From December 1, 2023 to September 14, 2024	-
Xiufang Li	*	-		-	From December 1, 2023 to September 14, 2024	-
All directors and executive officers as a group	2, 815,958	254,150

*	Represents less than 1% of our total outstanding shares on an as converted basis.

(1)	Not applicable to restricted Class A Ordinary Shares.

As of the date of this annual report, options and restricted shares awards covering an aggregate of 11,671,319 Class A Ordinary Shares were granted to other grantees as a group pursuant to awards granted under the 2019 Equity Incentive Plan and the 2023 Equity Incentive Plan. Options granted to other grantees have an exercise price ranging from US$0.1 to US$8.85 per share and will expire on the tenth anniversary of the date of grant.

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

A director will be removed from office automatically if, among other things, the director (1) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (2) is found to be or becomes of unsound mind, (3) resigns his or her office by notice in writing to the Company, or (4) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D. Employees

We had a total of 548 full-time employees as of December 31, 2024. The following table provides a breakdown of our employees as of December 31, 2024 by function:

Function	Number
Headquarters
Technology	71
Finance	13
General and administrative	28
Others	41
Subtotal	153

Cheche Insurance Sale & Service Division
Administrative	23
Finance	93
Service	279
Subtotal	395
Total	548

As of December 31, 2024, 133 of our employees were based in the headquarters in Beijing and corporate offices in Guangdong province. The rest of our employees were based in other provinces in China. 46.4% of the employees at our headquarters were technology-related personnel as of December 31, 2024.

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

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 83,641,615 Ordinary Shares issued and outstanding the date of this annual report (excluding 709,432 Class A Ordinary Shares held in treasury), consisting of (1) 65,045,111 Class A Ordinary Shares, and (2) 18,596,504 Class B Ordinary Shares, and does not include 10,608,609 Class A Ordinary Shares issuable upon the exercise of the Warrants and the Innoven Warrants.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	Voting Power
5% shareholders:
Hugou Inc. (1)	-	18,596,504	22.2%	46.2%
Cicw Holdings Limited (2)	7,615,380	-	9.1%	6.3%
Beijing Zhongyun Ronghui Investment Center, LLP (3)	4,969,556	-	5.9%	4.1%
LIAN JIA ENTERPRISES LIMITED (4)	4,727,780	-	5.7%	3.9%
Entities affiliated with Tencent Holdings Ltd (5)	11,172,000	-	13.4%	9.2%
Directors and Executive Officers
Lei Zhang	16,200	18,596,504	22.3%	46.2%
Wenting Ji	*	-	*	*
Yanjun Liu	*	-	*	*
Jianxiang Zhou	2,739,917	-	3.3%	2.3%
Ting Lin	-	-	-	-
Huichuan Ren	-	-	-	-
Shengwen Rong	*	-	*	*
Liqun Li	*	-	*	*
Xiufang Li	*	-	*	*
All directors and executive officers as a group	2,806,658	18,596,504	25.7%	48.5%

*	representing shareholding less than 1.0%

†	Except as indicated otherwise below, the business address of our directors and executive officers is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(1)	Represent 18,596,504 Class B Ordinary Shares directly held by Hugou Inc., a company incorporated in the British Virgin Islands, which is wholly owned by EL Capitan Inc., a company incorporated in the British Virgin Islands. GIL Trust Limited is the sole shareholder of EL Capitan Inc., and acts as the trustee for Teton Trust. Mr. Lei Zhang is the settlor and investment advisor of Teton Trust, and therefore is deemed to have the sole voting and dispositive power over the 18,596,504 Class B Ordinary Shares directly held by Hugou Inc. Hugou Inc. acquired the 18,596,504 Class B Ordinary Shares from Mutong Holding Limited (which is wholly owned by Lei Zhang) in October 2024 for no consideration. The registered address of Hugou Inc. is Craigmuir Chambers, Tortola, Road Town VG1110, British Virgin Islands.

(2)	Represent 7,615,380 Class A Ordinary Shares held by Cicw Holdings Limited, a company incorporated under the laws of the British Virgin Islands, according to a Schedule 13G filed on October 26, 2023. The registered address of Cicw Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Cicw Holdings Limited is controlled by Feng Zhang, a director of the VIE. The business address of Feng Zhang is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(3)	Represent 4,979,556 Class A Ordinary Shares held by Beijing Zhongyun Ronghui Investment Center, LLP, a limited liability partnership organized incorporated under the laws of the PRC, according to a Schedule 13G filed on October 25, 2023. The address of Beijing Zhongyun Ronghui Investment Center, LLP is Room 2-06, Block C, Software Plaza, Building 4, No. 8, Dongbeiwang West Road, Haidian District, Beijing, China. Beijing Zhongyun Ronghui Investment Center, LLP’s general partner is Beijing Tianyun Ronghui Management Co., Ltd., which is ultimately controlled by Suning Tian.

(4)	Represent 4,727,780 Class A Ordinary Shares held by LIAN JIA ENTERPRISES LIMITED, a company incorporated under the laws of the British Virgin Islands, according to a Schedule 13G filed on February 20, 2024. The registered address of LIAN JIA ENTERPRISES LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. LIAN JIA ENTERPRISES LIMITED is wholly owned by Huarong (HK) Industrial and Financial Investment Limited, which is an indirect wholly-owned subsidiary of China CITIC Financial Asset Management Co, Ltd. (previously known as China Huarong Asset Management Co., Ltd.). The business address of China CITIC Financial Asset Management Co, Ltd. is No. 8 Financial Street, Xicheng District, Beijing, China.

(5)	Represents the sum of (i) 8,937,600 Class A Ordinary Shares issued to Image Frame Investment (HK) Limited and (ii) 2,234,400 Class A Ordinary Shares issued to TPP Fund II Holding F Limited. Image Frame Investment (HK) Limited is a company incorporated under the laws of Hong Kong, and its address is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. TPP Fund II Holding F Limited is incorporated under the laws of Cayman Islands, and its registered address is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Image Frame Investment (HK) Limited and TPP Fund II Holding F Limited are ultimately controlled by Tencent Holdings Limited. The business address of Tencent Holding Limited is 29/F., Three Pacific Place No. 1 Queen’s Road East Wanchai, Hong Kong.

To our knowledge, as of the date of this annual report, 48,825,495 of our Class A ordinary shares are held by five record holders in the United States, representing approximately 58.4% of our total outstanding Ordinary Shares on an as converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Equity Incentive Plan” and “—B. Compensation—2023 Equity Incentive Plan.”

Contractual Arrangements with the VIE and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Other Related Party Transactions

The following table set forth related parties transaction entered into by us during the period indicated.

	Year ended December 31,
	2022	2023	2024
	(RMB in thousands)
Repayment of borrowings from related party
Fanhua Group(1)	-	(12,610)	(10,000)

	As of December 31,
Balances with related party	2023	2024
	(RMB in thousands)
Amounts due to related party
Fanhua Group	55,251	45,811

Notes:

(1)	The amount due to Fanhua Group represents a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% on October 26, 2017. In 2021, we repaid the aggregated principal amount of RMB6.3 million to Fanhua Group. In 2023, we repaid the aggregated amount of RMB12.6 million to Fanhua Group. In 2024, we repaid the aggregated principal of RMB10.0 million to Fanhua Group. As of December 31, 2024, the balance of the corporate borrowings from Fanhua Group was RMB45.8 million.

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

In 2024, we repaid the aggregated principal of RMB10.0 million to Fanhua Group. As of December 31, 2024, the balance of the Corporate borrowings from Fanhua Group was RMB45.8 million. In August 2024, we entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate borrowings from Fanhua Group to October 26, 2026, which caused the presentation of the borrowing reclassified from current liabilities to non-current liabilities. None of the other terms of the Corporate borrowings from Fanhua Group had changed in the supplemental agreement.

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

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by WFOE to us and service fees paid by the Affiliated Entities to WFOE, despite that we may obtain financing at the holding company level through other methods. However, the WFOE and the Affiliated Entities in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, WFOE and the Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB328.5 million and RMB370.5 million as of December 31, 2023 and 2024, respectively.

B. Significant Changes

A discussion of significant changes since December 31, 2024 is provided under Item 4 of this annual report. Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2024.

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

Lock-up Agreements and Transfer Restrictions

Information regarding the transfer restrictions applicable to our Class A Ordinary Shares and the Warrants held by the Sponsor is included in “Item 4. Information on the Company-A. History and Development of the Company-Additional Agreements in connection with the Business Combination.”

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

The following includes a summary of the material provisions of the Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of Class A Ordinary Shares and Class B Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to the shell company report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023.

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

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to three votes. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present.

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

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors may, in their absolute discretion and without the approval of the shareholders, cause us to (1) allot, issue and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (2) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (3) grant options with respect to shares and issue warrants or similar instruments with respect thereto.

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

The registration of transfers may, after compliance with any notice required of the exchange and the provisions of the Amended and Restated Memorandum and Articles of Association, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any calendar year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in proportion to the par value of the Ordinary Shares held by them at the commencement of the winding up subject to a deduction from those Ordinary Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately to the par value of the shares held by them.

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

General Meetings of Shareholders

Extraordinary general meetings may be convened by the chairman or by a majority of our board of directors, and they shall on a shareholders’ requisition (being a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than a simple majority of all votes attaching to all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the company) forthwith proceed to convene an extraordinary general meeting. Advance notice of at least ten (10) calendar days is required for the convening of our annual general meeting and any other extraordinary general meeting of our shareholders. A quorum required for a meeting of shareholders consists of one or more holders of not less than one-third of the aggregate voting power of all of the ordinary shares present in person or by proxy.

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

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	by subdivision of our existing shares or any of them into shares of smaller amount than is fixed by the Amended and Restated Memorandum and Articles of Association; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

C. Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company-A. History and Development of the Company.”

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands. There is no limitation imposed by laws of Cayman Islands or in the Amended and Restated Memorandum and Articles of Associations on the right of non-residents to hold or vote shares.

For PRC laws relating to exchange controls that are applicable to us, the PRC Subsidiaries and the Affiliated Entities. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Foreign Exchange.”

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

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes and based upon our historical income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2024. However, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurances that the IRS will not take a contrary position or a court will not sustain such a challenge by the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and costs are denominated in Renminbi. As of December 31, 2023 and 2024, our cash, cash equivalents and restricted cash denominated in RMB were RMB119.1 million and RMB53.2 million, accounting for 47.9% and 43.4% of our total cash, cash equivalents and restricted cash, respectively. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the Class A Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the Class A Ordinary Shares will trade in U.S. dollars.

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

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2023 and 2024, our cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions.

Accounts receivables are typically unsecured and arise primarily from revenue earned from our insurance transaction service business. We manage the related credit risks by evaluating the creditworthiness of our insurance carrier partners and certain insurance intermediaries and closely monitoring the outstanding balances of receivables due from them.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated from bank deposits, and interest expense generated from borrowings. We have not been exposed to material risks due to changes in market interest rates, and we have not used derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations or our interest expense may increase, and we could be exposed to material risks due to changes in market interest rates.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As of the date of this annual report, there are 10,608,609 warrants issued and outstanding, consisting of 7,684,496 Public Warrants, 2,860,561 Sponsor Warrants, and 63,552 Innoven Warrants. The Warrants became exercisable 30 days after the Closing (provided that at the time of such exercise a registration statement under the Securities Act covering the issuance of the Class A Ordinary Shares underlying the Public Warrants is effective and a prospectus relating thereto is current), and will expire five years after the completion of the Business Combination. Each Warrant entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. For details of the Public Warrants, please refer to Exhibit 2.4 to the shell company report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on the material weaknesses described below, our chief executive officer and chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weaknesses, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

However, we cannot assure that we will remediate our material weaknesses in a timely manner, or at all. See “Risk Factors—Risks Related to Our Securities—If we fail to implement and maintain effective internal controls to remediate the material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the Class A Ordinary Shares may be materially adversely affected.”

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, using the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was not effective due to the material weaknesses as described above.

Notwithstanding the material weaknesses described herein, we believe that our consolidated financial statements for the periods covered by and included in this annual report are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

C. Attestation Report of the Independent Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Audit fees (1)	7,000	7,000	6,200
Tax fees (2)	-	-	26

*	(1) Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, and audit services that are normally provided by the principal audit in connection with regulatory filings or engagements for those fiscal years.

(2) Tax fees represent the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.2 to this annual report on Form 20-F.

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

There were no cybersecurity incidents during the year ended December 31, 2024 that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBT

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Cheche Group Inc., as currently in effect (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

2.1	Description of Securities (incorporated herein by reference to Exhibit 2.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2024)

2.2	Specimen Class A Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.3	Specimen Class B Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.4	Specimen Warrant Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.5	Warrant Assignment Agreement dated August 7, 2023 by and among Cheche Group Inc, Prime Impact and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.1***	Agreement and Plan of Merger, dated as of January 29, 2023, by and among Cheche Technology Inc., Cheche Group Inc., Cheche Merger Sub Inc. and Prime Impact Acquisition I. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.2	Form of A&R Registration Rights Agreement by and among Cheche Group Inc., Prime Impact Cayman LLC and certain other parties named therein (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.3	Form of Subscription Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein (incorporated by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.4	Form of Backstop Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein (incorporated by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.5	Form of Sponsor Subscription Agreement dated September 14, 2023, by and among Cheche Group Inc., Prime Impact Acquisition I and Prime Impact Cayman LLC (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.6	2023 Equity Incentive Plan(incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.7	English translation of the executed form Spousal Consent granted by the spouse of the individual shareholder of Beijing Cheche Technology Co., Ltd. and a schedule of all executed spousal undertaking adopting the same form. (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.8	English translation of Equity Interest Pledge Agreements among Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.9	English translation of the executed form Power of Attorney by shareholders of Beijing Cheche Technology Co., Ltd. and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.10	English translation of Exclusive Business Cooperation Agreement between Cheche Technology (Ningbo) Co., Ltd. and Beijing Cheche Technology Co., Ltd. dated November 22, 2018. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.11	English translation of Exclusive Option Agreements among Cheche Technology Inc., Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.12	Form of Shareholder Support Agreement, by and among certain shareholders of Cheche Technology Inc, Cheche Technology Inc., Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.2 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.13	Sponsor Support Agreement, dated as of January 29, 2023, by and among certain shareholders of Prime Impact, Cheche Technology Inc, Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.1 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.14	Amendment to the Sponsor Support Agreement dated as of September 14, 2023 (incorporated by reference to Exhibit 4.14 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.15	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.16	Form of Irrevocable Waiver (incorporated by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.17	Letter Agreement dated as of September 13, 2023, by and among Prime Impact Acquisition I, Cheche Technology Inc., and Cheche Group Inc., among others. (incorporated by reference to Exhibit 4.17 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

8.1	List of subsidiaries. (incorporated by reference to Exhibit 8.1 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

10.1	2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Reg. No. 333-275739), initially filed with the SEC on November 24, 2023).

10.2	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (Reg. No. 333-275739), initially filed with the SEC on November 24, 2023).

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2024)

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Han Kun Law Offices

97.1	Cheche Group Inc. Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
***	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheche Group Inc.

Date: April 18, 2025	By:	/s/ Lei Zhang
	Name:	Lei Zhang
	Title:	Director, Chief Executive Officer

CHECHE GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cheche Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheche Group Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

April 18, 2025

We have served as the Company’s auditor since 2021.

CHECHE GROUP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023	As of December 31, 2024
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		243,392	117,472
Short-term investments		21,474	35,423
Accounts receivable, net	4	466,066	982,479
Prepayments and other current assets	5	49,321	45,436
Total current assets		780,253	1,180,810
Non-current assets:
Restricted cash		5,000	5,000
Property, equipment and leasehold improvement, net	6	1,667	1,368
Intangible assets, net	7	8,050	5,950
Right-of-use assets	9	10,249	5,653
Goodwill	8	84,609	84,609
Other non-current assets		4,149	4,530
Total non-current assets		113,724	107,110
TOTAL ASSETS		893,977	1,287,920
LIABILITIES
Current liabilities
Accounts payable		316,868	725,815
Short-term borrowings	10	20,000	30,000
Contract liabilities	2 n)	4,295	1,781
Salary and welfare benefits payable		73,609	80,377
Tax payable	12	950	12,011
Amounts due to related party	21	55,251	-
Accrued expenses and other current liabilities	13	25,759	25,248
Short-term lease liabilities	9	3,951	3,037
Warrant	22	850	-
Total current liabilities		501,533	878,269
Non-current liabilities
Deferred tax liabilities	11	2,013	1,488
Long-term lease liabilities	9	5,398	2,137
Amounts due to related party	21	-	45,811
Deferred revenue	2 s)	1,432	1,432
Warrant	22	5,419	3,032
Total non-current liabilities		14,262	53,900
TOTAL LIABILITIES		515,795	932,169
Commitments and contingencies (Note 20)

CHECHE GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023	As of December 31, 2024
		RMB	RMB

TOTAL MEZZANINE EQUITY:	14	-	-
SHAREHOLDERS’ EQUITY:
Ordinary shares (US$ 0.00001 par value, 5,000,000,000 and 5,000,000,000 shares (4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares) authorized as of December 31, 2023 and 2024, respectively; 75,440,709 and 80,321,873 shares (61,725,369 Class A ordinary shares and 18,596,504 Class B ordinary shares) issued and outstanding as of December 31, 2023 and 2024, respectively)*		5	6
Treasury stock*		(1,025)	(1,025)
Additional paid-in capital*		2,491,873	2,525,741
Accumulated deficit		(2,113,821)	(2,175,057)
Accumulated other comprehensive income		1,150	6,086
TOTAL SHAREHOLDERS’ EQUITY:		378,182	355,751
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		893,977	1,287,920

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these consolidated financial statements

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB
Net revenues	15	2,679,059	3,301,418	3,473,139
Cost and Operating expenses:
Cost of revenues	16	(2,536,746)	(3,161,193)	(3,314,377)
Selling and marketing expenses		(138,970)	(111,454)	(79,501)
General and administrative expenses		(69,350)	(139,385)	(107,857)
Research and development expenses		(49,946)	(57,167)	(37,947)
Total cost and operating expenses		(2,795,012)	(3,469,199)	(3,539,682)
Operating loss		(115,953)	(167,781)	(66,543)
Other expenses:
Interest income		1,890	5,398	6,037
Interest expense		(3,303)	(1,446)	(838)
Foreign exchange gains/(losses)		13,409	(2,546)	(2,810)
Government grants		20,314	12,371	887
Changes in fair value of warrant		(196)	1,702	2,634
Changes in fair value of amounts due to related party	21	(6,451)	(7,524)	(757)
Others, net		(1,253)	(127)	(137)
Loss before income tax		(91,543)	(159,953)	(61,527)
Income tax benefit	11	521	363	291
Net loss		(91,022)	(159,590)	(61,236)
Accretions to preferred shares redemption value		(188,271)	(762,169)	-
Net loss attributable to the Cheche’s ordinary shareholders		(279,293)	(921,759)	(61,236)
Net loss		(91,022)	(159,590)	(61,236)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax		8,207	1,621	4,739
Fair value changes of amounts due to related party due to own credit risk	21	(476)	(405)	197
Total other comprehensive income		7,731	1,216	4,936
Total comprehensive loss		(83,291)	(158,374)	(56,300)
Accretions to preferred shares redemption value	14	(188,271)	(762,169)	-
Comprehensive loss attributable to the Cheche’s ordinary shareholders		(271,562)	(920,543)	(56,300)
Net loss attributable to the Cheche’s ordinary shareholders per share	19
Basic		(8.79)	(20.30)	(0.78)
Diluted		(8.79)	(20.30)	(0.78)
Weighted average number of ordinary shares*
Basic		31,780,394	45,415,205	78,043,661
Diluted		31,780,394	45,415,205	78,043,661
Share-based compensation expenses included in		(16,208)	(109,983)	(33,869)
Cost of revenues		(11)	(191)	(12)
Selling and marketing expenses		(9,124)	(30,688)	(5,690)
General and administrative expenses		(6,668)	(67,519)	(26,272)
Research and development expenses		(405)	(11,585)	(1,895)

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

		Ordinary shares*		Treasury stock*		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	(loss)/income	deficit	deficit
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022		31,780,394	2	(2,885,826)	(1,025)	3,919	(7,797)	(1,000,288)	(1,005,189)
Net loss		-	-	-	-	-	-	(91,022)	(91,022)
Share-based compensation	18 a)	-	-	-	-	16,208	-	-	16,208
Preferred shares redemption value accretion	14	-	-	-	-	(20,102)	-	(168,169)	(188,271)
Foreign currency translation adjustment		-	-	-	-	-	8,207	-	8,207
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(476)	-	(476)
Balance at December 31, 2022		31,780,394	2	(2,885,826)	(1,025)	25	(66)	(1,259,479)	(1,260,543)

		Ordinary shares*		Treasury stock*		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	(loss)/income	deficit	equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		31,780,394	2	(2,885,826)	(1,025)	25	(66)	(1,259,479)	(1,260,543)
Net loss		-	-	-	-	-	-	(159,590)	(159,590)
Share-based compensation	18 a)	1,500	-	-	-	109,983	-	-	109,983
Ordinary share issuance	14	1,317,874	-	-	-	18,930	-	(18,930)	-
Preferred shares redemption value accretion	14	-	-	-	-	(86,347)	-	(675,822)	(762,169)
Conversion of Preferred Shares to Class A ordinary shares	3	35,190,468	3	-	-	2,321,047	-	-	2,321,050
PIPE financing – Prime Impact Cayman LLC (the “Sponsor”)	3	634,228	-	-	-	8,609	-	-	8,609
PIPE financing – World Dynamic Limited	3	1,300,000	-	-	-	93,436	-	-	93,436
PIPE financing – Goldrock Holdings Limited	3	500,000	-	-	-	35,863	-	-	35,863
Capitalization of PIPE financing costs	3	-	-	-	-	(4,953)	-	-	(4,953)
Reverse Recapitalization transaction	3	4,716,245	-	-	-	(4,720)	-	-	(4,720)
Foreign currency translation adjustment		-	-	-	-	-	1,621	-	1,621
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(405)	-	(405)
Balance at December 31, 2023		75,440,709	5	(2,885,826)	(1,025)	2,491,873	1,150	(2,113,821)	378,182

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

			Ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note		Shares	Amount	Shares	Amount	capital*	income	deficit	equity
				RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024			75,440,709	5	(2,885,826)	(1,025)	2,491,873	1,150	(2,113,821)	378,182
Net loss			-	-	-	-	-	-	(61,236)	(61,236)
Share-based compensation	18	a)	4,881,164	1	-	-	33,868	-	-	33,869
Foreign currency translation adjustment			-	-	-	-	-	4,739	-	4,739
Fair value changes of amounts due to related party due to own credit risk			-	-	-	-	-	197	-	197
Balance at December 31, 2024			80,321,873	6	(2,885,826)	(1,025)	2,525,741	6,086	(2,175,057)	355,751

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net Loss	(91,022)	(159,590)	(61,236)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and leasehold improvement	1,162	1,049	1,134
Amortization of right-of-use asset	8,150	8,410	5,260
Amortization of intangible assets	2,100	2,100	2,100
Changes in fair value of warrant	196	(1,702)	(2,634)
Changes in fair value of amounts due to related party	6,451	7,524	757
Share-based compensation expense	16,208	109,983	33,869
Provision of allowance for current expected credit losses	23	1,203	3,387
Foreign exchange (gains)/losses	(13,409)	2,546	2,810
Loss on disposal of property, equipment and leasehold improvement	7	46	816
Dispute resolution expenses	-	-	2,355
Deferred income tax	(525)	(525)	(525)
Changes in operating assets and liabilities:
Accounts receivable	(115,954)	(65,602)	(519,617)
Prepayments and other current assets	(8,725)	(7,028)	2,655
Accounts payable	46,857	89,712	408,947
Contract liabilities	(7,818)	3,407	(2,514)
Salary and welfare benefits payable	10,951	10,306	6,768
Tax payable	(1,330)	(2,128)	11,061
Accrued expenses and other current liabilities	(4,251)	(17,680)	(5,353)
Lease liabilities	(8,232)	(8,981)	(4,175)
Deferred revenue	300	-	-
Net cash used in operating activities	(158,861)	(26,950)	(114,135)
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(1,240)	(549)	(1,663)
Proceeds from disposal of property, equipment and intangible assets	-	22	12
Loan provided to a third party (Note 5(ii))	-	-	(10,000)
Loan repaid by a third party (Note 5(ii))	-	-	10,000
Placement of short-term investments	(182,474)	(42,722)	(186,471)
Cash received from maturities of short-term investments	211,408	56,071	172,522
Net cash generated from/(used in) investing activities	27,694	12,822	(15,600)

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from financing activities:
Cash received from short-term borrowings from bank (Note 10(1))	10,000	20,000	30,000
Cash repayments of short-term borrowings to bank (Note 10(1))	(20,000)	-	(20,000)
Cash receipt of the debt proceeds (Note 13)	-	-	5,000
Cash repayments of long-term borrowings to a third party	(11,840)	-	-
Cash repayments of amounts due to a related party (Note 21(a)(i))	-	(12,610)	(10,000)
Proceeds from PIPE financing – Prime Impact Cayman LLC (Note 3)	-	8,609	-
Proceeds from PIPE financing – World Dynamic Limited (Note 3)	-	93,436	-
Proceeds from PIPE financing – Goldrock Holdings Limited (Note 3)	-	35,863	-
Cash payment for PIPE financing cost (Note 3)	-	(4,953)	-
Cash payment for redemption of Series C convertible redeemable preferred shares	(137,202)	-	-
Cash payment for settling a dispute with a security holder	-	-	(3,055)
Net cash (used in)/generated from financing activities	(159,042)	140,345	1,945
Effect of foreign exchange rate changes on cash and cash equivalents	42,770	2,230	1,870
Net (decrease)/increase in cash and cash equivalents and restricted cash	(247,439)	128,447	(125,920)

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash and cash equivalents and restricted cash at beginning of the year	367,384	119,945	248,392
Cash and cash equivalents and restricted cash at end of the year	119,945	248,392	122,472
Reconciliation to amounts on consolidated balance sheet:
Restricted cash at end of the year	5,000	5,000	5,000
Cash and cash equivalents at end of the year	114,945	243,392	117,472
Supplemental disclosures of cash flow information:
Cash payments of interest expense	(2,581)	(898)	(584)
Cash paid for income tax	(4)	(162)	(234)
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	188,271	762,169	-
Conversion of Preferred Shares into Class A ordinary shares	-	2,321,050	-
Right-of-use assets obtained in exchange for obligations	8,787	5,602	6,843
Right-of-use assets released due to termination of lease contracts	(2,813)	(1,666)	(6,179)

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

In accordance with the contractual agreements, the Company could (1) exercise the shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE and subsidiaries of VIE, (2) absorb substantially all of the expected losses and receive substantially expected residual returns of the VIE and subsidiaries of VIE; and (3) has an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIE and subsidiaries of VIE when and to the extent permitted by PRC law. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the paid-in capital of the VIE amounting to approximately RMB65.3 million and RMB65.3 million as of December 31, 2023 and 2024, as well as certain non-distributable statutory reserves amounting to approximately nil and nil as of December 31, 2023 and 2024. As the VIE are incorporated as a limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. As the Group is conducting certain business in the PRC through the VIE, the Company would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support, which could expose the Group to a loss.

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

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE after the elimination of inter-company transactions between the VIE and its subsidiaries as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	86,330	31,958
Short-term investments	226	3,000
Accounts receivable, net	445,941	781,857
Prepayments and other current assets	41,695	31,575
Amounts due from intra-Group companies	4,575	3,016
Total current assets	578,767	851,406
Non-current assets:
Restricted cash	5,000	5,000
Property, equipment and leasehold improvement, net	1,221	1,239
Intangible assets, net	8,050	5,950
Right-of-use assets	7,067	5,653
Goodwill	84,609	84,609
Other non-current assets	-	225
Total non-current assets	105,947	102,676
TOTAL ASSETS	684,714	954,082
LIABILITIES
Current liabilities:
Accounts payable	283,547	551,214
Short-term borrowings	10,000	10,000
Contract liabilities	626	125
Salary and welfare benefits payable	57,878	60,838
Tax payable	624	7,077
Amounts due to related party	55,251	-
Accrued expenses and other current liabilities	11,504	17,166
Short-term lease liabilities	2,304	3,037
Amounts due to intra-Group companies	158,648	149,056
Total current liabilities	580,382	798,513
Non-current liabilities:
Deferred tax liabilities	2,013	1,488
Long-term lease liabilities	4,550	2,137
Amounts due to related party	-	45,811
Deferred revenue	1,432	1,432
Amounts due to intra-Group companies	244,471	230,705
Total non-current liabilities	252,466	281,573
TOTAL LIABILITIES (without recourse to the primary beneficiary)	832,848	1,080,086

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues
- earned from external parties	2,533,902	3,083,306	2,924,578
- earned from intra-Group companies	27,909	6,682	9,433
Total revenues	2,561,811	3,089,988	2,934,011
Cost of revenues and operating expenses
- arising from external parties transactions	(2,579,575)	(3,186,349)	(2,958,256)
- arising from intra-Group transactions	-	(1,651)	(1,458)
Total cost of revenues and operating expenses	(2,579,575)	(3,188,000)	(2,959,714)
Net loss	(23,589)	(100,142)	(29,819)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash generated from transactions with intra-Group companies	17,200	35,000	8,455
Net cash (provided by)/generated from transactions with external parties	(86,816)	108,170	34,824
Net cash (used in)/generated from operating activities	(69,616)	143,170	43,279
Net cash used in transactions with external parties	(1,025)	(686)	(4,830)
Net cash used in investing activities	(1,025)	(686)	(4,830)
Net cash generated from/(used in) transactions with intra-Group companies	34,823	(63,485)	(87,821)
Net cash used in transactions with third-parties	(10,000)	(7,563)	(5,000)
Net cash generated from/(used in) financing activities	24,823	(71,048)	(92,821)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,074	-	-
Net (decrease)/increase in cash and cash equivalents	(44,744)	71,436	(54,372)

Liquidity

The Group has incurred recurring operating losses since its inception, including net loss of RMB91.0 million, RMB159.6 million, and RMB61.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash used in operating activities were RMB158.9 million, RMB27.0 million and RMB114.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was RMB2,113.8 million and RMB2,175.1 million as of December 31, 2023 and 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. Refer to Note 14 and Note 10 for details of the Group’s preferred shares financing activities and credit facility. In September 2023, the Company successfully completed the Business Combination and raised gross proceeds of US$19.2 million (RMB137.9 million) including US$1.2 million, US$13.0 million and US$5.0 million of PIPE financing from Prime Impact Cayman LLC, World Dynamic Limited and Goldrock Holdings Limited. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2. Significant Accounting Policies

  a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company, its subsidiaries, VIE and subsidiaries of VIE, after elimination of all intercompany accounts and transactions.

Reclassification

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The Company reclassified technical service income of RMB2.1 million for 2022 from Others to SaaS income and renamed the revenue stream SaaS and technical service income for all the periods presented.

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

  c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, provision of current expected credit losses of receivables, fair value of amounts due to related party, ordinary shares and preferred shares and warrant, goodwill impairment, progress upon the completion of each technical service, as well as the valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

The Group’s financial instruments include cash and cash equivalents, restricted cash, bank deposits included in short-term investments, accounts receivable, other receivables (included in “prepayments and other current assets”), accounts payable, short-term borrowings, contract liabilities and other payables (included in “accrued expenses and other current liabilities”), of which the carrying values approximate their fair value. Lease liabilities are measured at amortized cost using discounted rates reflected time value of money.

  f) Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2023 and 2024, there were cash at bank denominated in US dollars amounting to approximately US$18.2 million (RMB129.3 million) and US$9.6 million (RMB69.3 million), respectively, and denominated in RMB amounting to approximately RMB114.1 million and RMB48.2 million, respectively.

As of December 31, 2023 and 2024, the Group had approximately RMB124.4 million and RMB58.1 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 51.1% and 49.4% of total cash and cash equivalents of the Group, respectively. As of December 31, 2023 and 2024, the Group had RMB5.0 million and RMB5.0 million restricted cash, respectively. Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance transaction services. Restricted cash is classified into non-current assets based on the maturities of term deposits. The Group had no other lien arrangements for the years ended December 31, 2022, 2023 and 2024.

2. Significant Accounting Policies (Continued)

  g) Short-term investments

Short-term investments represent bank deposits with original maturities of more than three months but within one year and wealth management products. In accordance with Accounting Standards Codification (“ASC”) 825, Financial Instruments, for wealth management products with interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as interest income and it is immaterial. As of December 31, 2023 and 2024, the Group had approximately RMB21.5 million and RMB32.4 million bank deposits; nil and RMB3.0 million wealth management products, respectively. Interest earned is recorded as interest income, amounting to RMB0.08 million, RMB0.16 million and RMB0.08 million, in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

  h) Expected credit losses of receivables

The Group’s accounts receivable and other receivables (included in “prepayments and other current assets”) are within the scope of ASC 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Accounts receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote.

Accounts receivable is recorded at the invoiced amount and do not bear interest. As of December 31, 2023 and 2024, the Group’s accounts receivable consists primarily of receivables from insurance transaction services customers. The Group recorded current expected credit loss expense of RMB0.02 million, RMB1.2 million and RMB3.2 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Software	3 years
Licenses	10 years
Agency agreements	2 years
Channel relationship	2 years

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

  l) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2023 and 2024 were related to its acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017 (Note 8). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Company adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2022, 2023 and 2024. At December 31, 2023 and 2024, goodwill was RMB84.6 million and RMB84.6 million, respectively.

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

During the years ended December 31, 2022, 2023 and 2024, the Group recognized revenue amounted to RMB8.7 million, RMB0.9 million and RMB4.3 million, respectively that was included in the corresponding opening contract liabilities balance of RMB8.7 million, RMB0.9 million and RMB4.3 million at December 31, 2021, 2022 and 2023, respectively. As of December 31, 2024, the aggregate amount of transaction price allocated to the unsatisfied performance obligations is RMB1.8 million, which was recorded under contract liabilities and to be recognized as revenues in one year.

During the years ended December 31, 2022, 2023 and 2024, the Group did not have any arrangement where the performance obligations has already been satisfied in the past year but recognized the corresponding revenue in the current year.

As of December 31, 2023 and 2024, there was no contract assets.

Accounts receivable mainly represent amounts due from insurance transaction services customers, when the Group has satisfied its performance obligations and has the unconditional right to payment. They are carried at net realizable value. As of December 31, 2023 and 2024, the Group’s accounts receivables, net were RMB466.1 million and RMB982.5 million, respectively. Please see Note 4 for additional information.

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

  o) Cost of revenue

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of i) cost of referral partners, ii) service fee paid to third-party payment platforms, iii) salary and welfare benefits, iv) tax and surcharges and others, v) amortization and depreciation expenses, and vi) cloud service fees. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

  p) Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits, subcontracted development expenses incurred for the development and enhancement to the Company’s online platform including SaaS platform, and mobile applications.

  q) Selling and marketing expenses

Selling and marketing expenses consist primarily of salary and welfare benefits, share-based compensation expenses, amortization and depreciation expenses, related expenses for the Group’s sales and marketing personnel, and advertising and promotional expenses. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online platform and mobile applications. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses.

  r) General and administrative expenses

General and administrative expenses consist primarily of salary and welfare benefits, share-based compensation expenses, professional service fees, amortization expenses and related expenses for employees involved in general corporate functions, including finance, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses.

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

2. Significant Accounting Policies (Continued)

  s) Government grants (Continued)

Deferred government grants included RMB1.4 million, RMB1.4 million and RMB1.4 million for the years ended December 31, 2022, 2023 and 2024 being the unamortized portion of a grant of RMB0.3 million, nil and nil the Group received in 2022, 2023 and 2024, respectively, for long-term operation. As of December 31, 2023 and 2024, the Group has not fulfilled the conditions attached to the government grants. As the Group does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred revenue.

  t) Leases

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of December 31, 2023 and 2024. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

The Company elect to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease ROU assets or operating lease liabilities.

2. Significant Accounting Policies (Continued)

  u) Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the consolidated statements of operations and comprehensive loss based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rate and expected dividends. The fair value of the ordinary shares is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of actual forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

  v) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and subsidiaries of VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB56.2 million and RMB63.4 million as of December 31, 2023 and 2024.

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

2. Significant Accounting Policies (Continued)

  w) Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2023 and 2024, respectively.

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund, and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective entity. Appropriations to the other two reserve funds are at the respective entities’ discretion.

The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2022, 2023 and 2024, because the Company’s subsidiary, VIE and subsidiaries of VIE were in the position of accumulated deficit as of December 31, 2023 and 2024.

  aa) Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

  bb) Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting. See Note 15.

  cc) Concentration and risk

Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of December 31, 2023 and 2024, the Group’s cash and cash equivalents, and restricted cash denominated in RMB were RMB119.1 million and RMB53.2 million, accounting for 47.9% and 43.4% of the Group’s total cash, cash equivalents and restricted cash, respectively.

2. Significant Accounting Policies (Continued)

cc)	Concentration and risk (Continued)

Credit risk and concentration risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2023 and 2024, the Group’s cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions. Accounts receivable is typically unsecured and is generally derived from revenue earned from the Company’s insurance transaction services business.

Concentration of customers and suppliers

There was nil, nil and nil customer which individually accounted for 10% or more of the Group’s total operating revenue or accounts receivable for the years ended December 31, 2022, 2023 and 2024.

There was nil, nil and nil supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2022, 2023 and 2024.

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

Recently adopted accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The amendments in this ASU are effective for annual periods beginning on January 1, 2024 and interim periods beginning on January 1, 2025, and should be applied on a retrospective basis for all periods presented. The Group adopted this ASU for the fiscal year beginning on January 1, 2024 on a retrospective basis for all periods presented. The adoption of the ASU did not have a material impact on the Group’s consolidated financial statements and disclosures, see Note 15.

Recent accounting pronouncements not yet adopted

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

2. Significant Accounting Policies (Continued)

  dd) Recently issued accounting pronouncements (Continued)

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This standard requires disaggregated income tax disclosures on the effective tax rate reconciliation and income taxes paid. For public business entities, this standard is effective for annual periods beginning after December 15, 2024. For non-public business entities, this standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Group is currently evaluating the potential impact this standard will have on its related disclosures to the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation—Stock Compensation (Topic 718)—Scope Application of Profits Interest and Similar Awards (“ASU 2024-01”)”. ASU 2024-01 clarifies how to determine whether profits interest and similar awards are in the scope of ASC 718 and applies to all reporting entities that account for profits interest awards as compensation to employees or non-employees. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period. ASU 2024-01 can be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies this accounting standard. The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220)—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. ASU 2024-03 requires publicly-traded business entities to disaggregate operating expenses into specific categories to provide enhanced transparency into the nature and function of expenses. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This guidance should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Group is currently evaluating the potential impact this standard will have on its related disclosures to the consolidated financial statements.

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

The number of ordinary shares issued immediately following the consummation of the Reverse Recapitalization were as follows:

Number of shares
CCT’s ordinary shares outstanding at December 31, 2022	432,673,255
CCT’s ordinary shares issued to the Preferred Shareholders (Note 14)	17,942,206
CCT’s ordinary shares outstanding prior to the Reverse Recapitalization	450,615,461

Conversion of CCT’s ordinary shares(1)	33,098,268
Conversion of CCT’s convertible redeemable preferred shares(1)	35,190,468
Conversion of Prime Impact’s Class A ordinary shares(2)	375,193
Conversion of Prime Impact’s Class B ordinary shares(2)	4,341,052
Ordinary shares attributable to conversion	73,004,981
Ordinary shares attributable to Prime Impact Cayman LLC(3)	634,228
Ordinary shares attributable to World Dynamic Limited(3)	1,300,000
Ordinary shares attributable to Goldrock Holdings Limited(3)	500,000
Total number of ordinary shares as of closing of the Reverse Recapitalization and PIPE transactions	75,439,209

(1)	On the Closing Date, CCT converted its (i) 450,615,461 issued and outstanding ordinary shares; and (ii) 479,099,566 convertible redeemable preferred shares, issued and outstanding immediately prior to the Reverse Recapitalization into 33,098,268 and 35,190,468 Class A ordinary shares of the Company, respectively, based on the conversion ratio of 13.6145:1.

(2)	On the Closing Date, Prime Impact converted its issued and outstanding (i) 375,193 Class A ordinary shares; and (ii) 4,341,052 Class B ordinary shares into 4,716,245 Class A ordinary shares of the Company.

(3)	On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and a Backstop Agreement with global institutional investors in connection with the Business Combination. Pursuant to such agreements, the Company issued 634,228, 1,300,000, and 500,000 Class A ordinary shares to the Sponsor, World Dynamic Limited, and Goldrock Holdings Limited for the consideration of US$10.00 per share, respectively.

Supplemental schedule about Reverse Recapitalization

For the year ended December 31,
2023
RMB
Cash held by Prime Impact and cash related to Prime Impact trust account	360,745
Less redemptions	(331,574)
Cash related to trust account, net of redemptions	29,171
Cash consideration for the subscription of shares by the Sponsor	14,787
Cash available for payment of costs	43,958
Less cash paid associated with transaction costs allocated to Reverse Recapitalization	(33,031)
Less cash paid on behalf of the Company for professional expenses	(2,318)
Proceeds from PIPE financing – Prime Impact Cayman LLC	8,609
Proceeds from PIPE financing – World Dynamic Limited	93,436
Proceeds from PIPE financing – Goldrock Holdings Limited	35,863
Total contributions from PIPE financing	137,908
Less cash payment associated with transaction costs allocated to PIPE	(4,953)
Net contributions from Reverse Recapitalization and PIPE financing	132,955

4. Accounts receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2023	December 31, 2024
	RMB	RMB
Accounts receivable, gross	468,296	987,913
Less: allowance for current expected credit losses	(2,230)	(5,434)
Accounts receivable, net	466,066	982,479

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	December 31, 2023	December 31, 2024
	RMB	RMB
Balance at the beginning of the year	(1,027)	(2,230)
Additions	(1,203)	(3,204)
Write-offs	-	-
Balance at the end of the year	(2,230)	(5,434)

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2023	December 31, 2024
	RMB	RMB
Deductible Value Added Tax (“VAT”)	39,914	22,382
Service fees (i)	4,504	17,239
Rental and other deposits	2,449	2,946
Staff advance	230	-
Rental expense for other leases with period less than one year	630	878
Others	1,594	1,991
Balance at the end of the year	49,321	45,436

(i)	Service fees mainly consist of prepayment of cloud server hosting fees, directors and officers’ insurance fees and others.

(ii)	On June 15, 2024, Beijing Cheche granted a RMB10.0 million loan to a third party Baohe Holding Co., Ltd. (“Baohe”) that will expire on July 15, 2024 to support its general business operations, which was jointly guaranteed by a third party Dingfeng Chen’s Rice Noodles (Beijng) Co., Ltd. and the legal representative of Baohe. This loan bore an interest rate of 5% per annum. On July 10, 2024, Baohe has fully repaid RMB10.0 million to Beijing Cheche.

6. Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2023	December 31, 2024
	RMB	RMB
Leasehold improvement	3,697	3,735
Furniture and office equipment	1,569	1,311
Electronic equipment and others	4,179	4,476
Total property, equipment and leasehold improvement	9,445	9,522
Less: accumulated depreciation	(7,778)	(8,154)
Property, equipment and leasehold improvement, net	1,667	1,368

Depreciation expenses were RMB1.2 million, RMB1.0 million and RMB1.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment charge was recognized for any of the years presented.

7. Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	December 31, 2023
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
		RMB	RMB	RMB

Finite-lived intangible assets:
Software	3 years	916	(916)	-
Licenses	10 years	21,000	(12,950)	8,050
Agency agreements	2 years	18,000	(18,000)	-
Channel relationship	2 years	19,000	(19,000)	-
		58,916	(50,866)	8,050

	December 31, 2024
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
		RMB	RMB	RMB

Finite-lived intangible assets:
Software	3 years	916	(916)	-
Licenses	10 years	21,000	(15,050)	5,950
Agency agreements	2 years	18,000	(18,000)	-
Channel relationship	2 years	19,000	(19,000)	-
		58,916	(52,966)	5,950

Amortization expense for the years ended December 31, 2022, 2023 and 2024 were RMB2.1 million, RMB2.1 million and RMB2.1 million respectively.

The estimated amortization expenses for each of the following five years are as follows:

December 31, 2024
RMB
2025	2,100
2026	2,100
2027	1,750
2028	-
2029	-
Total	5,950

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

The gross amount of goodwill and accumulated impairment losses as of December 31, 2023 and 2024 are as follows:

	December 31, 2023	December 31, 2024
	RMB	RMB
Gross	84,609	84,609
Accumulated impairment loss	-	-
Goodwill, net	84,609	84,609

The Group performed the annual impairment analysis as of the balance sheet date. No impairment loss was recognized in goodwill for the years ended December 31, 2022, 2023 and 2024.

9. Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2023 and 2024, there was no leases that have not yet commenced.

The following represents the aggregate right-of-use assets and related lease liabilities as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
Operating lease right-of-use assets	10,249	5,653
Short-term operating lease liabilities	(3,951)	(3,037)
Long-term operating lease liabilities	(5,398)	(2,137)
Total operating leased liabilities	(9,349)	(5,174)

The weighted average lease term and weighted average discount rate as of December 31, 2023 and 2024 were as follows:

	December 31, 2023	December 31, 2024
	RMB	RMB
Weighted average lease term:
Operating leases	3.02	1.96
Weighted average discount rate:
Operating leases	3.91%	3.43%

The components of lease expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease cost	9,013	8,880	5,599
Cost of other leases with period less than one year	1,949	1,194	3,340
Total	10,962	10,074	8,939

Supplemental cash flow information related to leases for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	5,065	8,984	5,138
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations	8,787	5,602	6,843
Right-of-use assets released due to termination of lease contracts	(2,813)	(1,666)	(6,179)

9. Leases (Continued)

Maturities of lease liabilities at December 31, 2024:

December 31, 2024
RMB
2025	2,861
2026	1,927
2027	573
Total remaining undiscounted lease payments	5,361
Less: interest	(187)
Total present value of operating lease liabilities	5,174
Less: short-term operating lease liabilities	(3,037)
Long-term operating lease liabilities	2,137

10. Short-term borrowings

The following table summarizes the Group’s outstanding short-term borrowings as of December 31, 2023 and 2024, respectively:

	December 31, 2023	December 31, 2024
	RMB	RMB
Bank borrowings	20,000	30,000

(1)	Bank borrowings

	Principal		Interest rate	December 31,
	Maturity date	Amount	Per annum	2023	2024
Bank of Beijing (i)	February 13, 2024	3,000	3.65%	3,000	-
Bank of Beijing (i)	April 13, 2024	4,000	3.65%	4,000	-
Bank of Beijing (i)	June 13, 2024	3,000	3.65%	3,000	-
Bank of Beijing (ii)	June 28, 2024	10,000	3.55%	10,000	-
Industrial Bank (iii)	May 30, 2025	5,000	3.10%	-	5,000
Bank of Beijing (iv)	June 6, 2025	10,000	3.35%	-	10,000
Bank of Beijing (iv)	December 26, 2025	10,000	2.80%	-	10,000
China Minsheng Bank (v)	December 11, 2025	5,000	2.80%	-	5,000
Total short-term borrowings				20,000	30,000

(i)	On June 23, 2022, the Group entered into an RMB10.0 million credit facility with the Bank of Beijing that expired on June 22, 2024 to support its operations. Under this credit facility, the Group drew down RMB3.0 million, RMB4.0 million and RMB3.0 million on February 13, 2023, April 13, 2023 and June 13, 2023, respectively. The loans of RMB3.0 million, RMB 4.0 million and RMB3.0 million were repaid on February 7, 2024, April 15, 2024 and June 13, 2024, respectively. There are no financial covenants for the credit facility.

10. Short-term borrowings (Continued)

(ii)	On June 14, 2023, the Group entered into an RMB10.0 million credit facility with the Bank of Beijing that will expire on June 13, 2025 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB4.0 million and RMB6.0 million on June 29, 2023. The loans of RMB10.0 million were repaid on June 13, 2024. There are no financial covenants for the credit facility.

(iii)	On May 22, 2024, the Group entered into an RMB10.0 million credit facility with the Industrial Bank Co., Ltd. (“Industrial Bank”) that will expire on May 21, 2025 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, the Group drew down RMB5.0 million on May 31, 2024. The Group is in compliance with all of the loan covenants as of December 31, 2024.

(iv)

On June 20, 2024, Baodafang obtained an RMB50.0 million credit facility with the Bank of Beijing to support its operations. The credit facility expires on June 19, 2026 and is guaranteed by Beijing Cheche.

Under this credit facility, on June 20, 2024, Baodafang entered into a supplier financing agreement with the Bank of Beijing whereby Bank of Beijing agrees to pay Beijing Cheche, the designated supplier in the supplier financing agreement an amount of RMB10.0 million on June 27, 2024. In accordance with this supplier financing agreement, Baodafang agrees to pay upfront a subscription fee and interest expenses on this supplier financing borrowing of RMB10.0 million which matures on June 6, 2025.

On June 27, 2024, Beijing Cheche also entered into a separate non-recourse factoring agreement with Bank of Beijing, whereby Beijing Cheche factored its corresponding accounts receivable due from Baodafang to the bank. The Group’s consolidated statements of cash flows has reflected a financing cash inflow related to this affected short-term borrowings balance in “Cash received from short-term borrowings from bank”.

On December 25, 2024, Bank of Beijing revised its credit facility to RMB20.0 million. On December 27, 2024, the Group drew down RMB10.0 million under the revised credit facility. There are no financial covenants for the credit facility.

(v)	On November 6, 2024, the Group entered into an RMB30.0 million credit facility with the China Minsheng Bank that will expire on November 5, 2025 to support its operations, which was jointly guaranteed by Cheche Insurance and Baodafang. Under this credit facility, the Group drew down RMB5.0 million on December 11, 2024. There are no financial covenants for the credit facility.

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

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Beijing Cheche and Baodafang, which Beijing Cheche was entitled a preferential tax rate of 15% from 2019 to 2021 and from 2022 to 2024for its High and New Technology Enterprise (“HNTE”) status, and Baodafang was entitled a preferential tax rate of 15% from 2023 to 2025 for its HNTE status, subject to annual evaluation and a requirement that they re-apply for HNTE status every three years.

11. Taxation (Continued)

a) Income taxes (Continued)

Composition of Income Tax Expense

The Company is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands.

The components of income before income taxes are as follows (in thousands):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss before income tax expense
Loss from Chinese mainland operations	(74,843)	(149,818)	(45,582)
Loss from non-Chinese mainland operations	(16,700)	(10,135)	(15,945)
Total Loss before income tax expense from continuing operations	(91,543)	(159,953)	(61,527)
Income tax benefit applicable to Chinese mainland operations
Deferred tax	525	525	525
Subtotal income tax benefit applicable to Chinese mainland operations	525	525	525
Non-Chinese mainland withholding tax expense	(4)	(162)	(234)
Total income tax benefit from continuing operations	521	363	291

Reconciliation between the income tax benefit computed by applying the Enterprise Income Tax (“EIT”) rate to loss before income taxes and actual provision were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loss before income tax	(91,543)	(159,953)	(61,527)
Tax benefit at EIT tax rate of 25%*	(22,886)	(39,989)	(15,382)
Effect of different tax rates applicable to different subsidiaries of the Group	241	18,589	6,579
Effect of changes in tax rates	-	8,158	-
Expired operating loss	-	14,966	31,294
Permanent differences	(2,822)	13,722	1,604
Changes in deferred tax assets valuation allowance	24,946	(15,809)	(24,386)
Income tax benefit	(521)	(363)	(291)

* The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC for the years ended December 31, 2022, 2023 and 2024.

As of December 31, 2024, certain entities of the Group had net operating tax loss carry forwards as follows:

For the year ended December 31,
2024
RMB
Loss expiring in 2025	4,538
Loss expiring in 2026	137,657
Loss expiring in 2027	61,233
Loss expiring in 2028	2,473
Loss expiring in 2029	8,165
Loss expiring in 2030	85,329
Loss expiring in 2031	51,726
Loss expiring in 2032	29,854
Loss expiring in 2033	112,537
Loss expiring in 2034	18,421
511,933

11. Taxation (Continued)

b) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
Deferred tax assets：
Net accumulated losses carry forwards	124,740	98,161
Accrued payroll and other expenses	9,480	10,966
Advertising expenses in excess of deduction limit	6,500	6,386
Fair value changes of amounts due to related party	4,237	4,350
Accrued expenses	427	427
Deferred revenue	358	358
Others	1,682	2,390
Deferred tax assets	147,424	123,038
Less: valuation allowance	(147,424)	(123,038)
Deferred tax assets, net	-	-
Deferred tax liabilities：
Identifiable intangible assets arising from acquisition of Cheche Insurance (Note 8)	(2,013)	(1,488)
Deferred tax liabilities	(2,013)	(1,488)

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of valuation allowance for the years presented:

	December 31, 2022	December 31, 2023	December 31, 2024
	RMB	RMB	RMB
Balance at the beginning of the year	(138,287)	(163,233)	(147,424)
(Additions)/Reversals	(24,946)	15,809	24,386
Balance at end of the year	(163,233)	(147,424)	(123,038)

*	The movement in valuation allowances were due to the changes of deferred tax assets recognised for net accumulated losses carry forwards, accrued payroll and other expenses, advertising expenses in excess of deduction limit, fair value changes of amounts due to related party, accrued expenses and deferred revenue.

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

11. Taxation (Continued)

c) Withholding income tax (Continued)

To the extent that subsidiaries, VIE and subsidiaries of VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2023 and 2024, the Company did not record any such withholding tax of its subsidiaries, VIE and subsidiaries of VIE in the PRC as they are still in accumulated deficit position.

12. Tax payable

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of tax payable as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
VAT payables	43	11,355
Individual income tax payables	770	552
Construction tax payables	52	40
Educational development payables	37	29
Others	48	35
Total	950	12,011

13. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2023 and 2024:

	December 31, 2023	December 31, 2024
	RMB	RMB
Professional service fees	16,490	8,562
Refund liability	7,703	7,792
Payables to third-party financial institutions (i)	-	5,000
Accrued expenses	789	1,586
Payables on behalf of third parties	-	1,055
Others	777	1,253
Total	25,759	25,248

(i)	On November 13, 2024, the Group entered into a factoring agreement with a third-party financial institution, whereby the financial institution lent RMB5.0 million after the Group factored its accounts receivable to the financial institution. The interest is payable on a monthly basis and the principal is due upon maturity on April 13, 2025. The Group’s consolidated statements of cash flows has reflected a financing cash inflow related to this affected payables balance in “Cash receipt of the debt proceeds”. On April 10, 2025, the Group has entered into a supplemental agreement to extend the maturity of the principal balance of RMB5.0 million to August 30, 2025.

14. Preferred shares

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

14. Preferred shares (Continued)

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

14. Preferred shares (Continued)

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

14. Preferred shares (Continued)

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

14. Preferred shares (Continued)

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

14. Preferred shares (Continued)

The Group’s preferred shares activities for the years ended December 31, 2022, 2023 and 2024, respectively, are summarized below:

	Balance as of January 1, 2022	Accretions to Preferred Shares redemption value	Redemption of Preferred Shares	Balance as of December 31, 2022

Series Pre-A Preferred shares
Number of shares	4,429,111	-	-	4,429,111
Amount	121,121	30,182	-	151,303
Series A Preferred shares
Number of shares	9,181,406	-	-	9,181,406
Amount	270,877	62,920	-	333,797
Series B Preferred shares
Number of shares	8,033,732	-	-	8,033,732
Amount	275,750	44,286	-	320,036
Series C Preferred shares
Number of shares	3,982,306	-	(2,027,306)	1,955,000
Amount	259,024	(11,139)	(132,529)	115,356
Series D1 Preferred shares
Number of shares	399,496	-	-	399,496
Amount	20,452	2,187	-	22,639
Series D2 Preferred shares
Number of shares	765,057	-	-	765,057
Amount	34,992	4,152	-	39,144
Series D3 Preferred shares
Number of shares	10,426,666	-	-	10,426,666
Amount	520,923	55,683	-	576,606
Total Number of shares*	37,217,774	-	(2,027,306)	35,190,468
Total amount	1,503,139	188,271	(132,529)	1,558,881

*	Shares authorized, issued and outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

14. Preferred shares (Continued)

	Balance as of January 1, 2023	Accretions to Preferred Shares redemption value	Transfer Preferred Shares to Ordinary shareholders	Balance as of December 31, 2023
Series Pre-A Preferred shares
Number of shares	4,429,111	-	(4,429,111)	-
Amount	151,303	149,858	(301,161)	-
Series A Preferred shares
Number of shares	9,181,406	-	(9,181,406)	-
Amount	333,797	311,290	(645,087)	-
Series B Preferred shares
Number of shares	8,033,732	-	(8,033,732)	-
Amount	320,036	239,317	(559,353)	-
Series C Preferred shares
Number of shares	1,955,000	-	(1,955,000)	-
Amount	115,356	9,144	(124,500)	-
Series D1 Preferred shares
Number of shares	399,496	-	(399,496)	-
Amount	22,639	1,853	(24,492)	-
Series D2 Preferred shares
Number of shares	765,057	-	(765,057)	-
Amount	39,144	3,519	(42,663)	-
Series D3 Preferred shares
Number of shares	10,426,666	-	(10,426,666)	-
Amount	576,606	47,188	(623,794)	-
Total Number of shares	35,190,468	-	(35,190,468)	-
Total amount	1,558,881	762,169	(2,321,050)	-

15. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group manages its operations as a single segment engaged in providing insurance brokerage and technology services in China. The Company concluded that the Group’s CODM is Mr. Lei Zhang, Chairman of the Board of Directors, and CEO.

In accordance with ASC 280-10, Segment Reporting: Overall, the CODM reviews the consolidated net loss that is reported on the consolidated statements of operations and comprehensive loss when making decisions about allocating resources and assessing performance of the Group as a whole. The CODM uses this metric to make key operating decisions such as: approving new services strategy, making significant capital expenditures, approving the design of key commercialization strategies, decisions about key personnel, and approving annual operating and capital budgets. Our CODM considers budget-to-actual variances and year over year performance when making decisions supporting capital resource allocation. The Group has also evaluated the significant segment expenses incurred by its single segment and regularly provided to the CODM. The significant segment expenses provided to the CODM are consistent with those reported on the consolidated statements of operations and comprehensive loss and include cost of revenues, selling and marketing expenses, general and administrative expenses, research and development expenses, interest expense, and income taxes.

Key revenues streams are as below:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Insurance transaction services income	2,617,185	3,275,182	3,447,354
SaaS and technical service income	61,863	25,051	20,773
Others	11	1,185	5,012
Total	2,679,059	3,301,418	3,473,139

Substantially all revenues are derived in China where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China and therefore the Company manages assets on a consolidated basis as reported on the consolidated balance sheet. Therefore, no geographical segments are presented.

16. Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of cost of referral partners, service fee paid to third-party payment platforms, salary and welfare benefits, tax and surcharges and others, amortization and depreciation expenses, and cloud service fees. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred. The following table presents the Group’s cost of revenues for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of referral partners	2,424,579	3,017,871	3,199,118
Service fee paid to third-party payment platforms	104,627	129,453	101,748
Salary and welfare benefits	2,070	7,790	6,828
Tax and surcharges and others	1,241	2,454	3,106
Amortization and depreciation	2,391	2,100	2,100
Cloud service fees	1,838	1,525	1,477
Total	2,536,746	3,161,193	3,314,377

17. Employee benefits

The Company’s subsidiaries, VIE and subsidiaries of VIE incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022*	2023	2024
	RMB	RMB	RMB
Contributions to medical and pension schemes	20,842	21,095	18,426
Other employee benefits	7,227	6,726	6,086
Total	28,069	27,821	24,512

*	The amounts of “Contributions to medical and pension schemes” and “Other employee benefits” for the year ended December 31, 2022 have been revised to correct for a formula error in the preparation of this disclosure. The errors in 2022 were disclosure only and did not have any impact to the previously reported consolidated results of operations, financial position, or cash flows.

The impact of the revision on the previously reported employee welfare benefits expenses for this disclosure is as follows:

	For the years ended December 31,
	2022
	As Previously Reported	Adjustment	As Revised
	RMB
Contributions to medical and pension schemes	10,376	10,466	20,842
Other employee benefits	1,990	5,237	7,227
Total	12,366	15,703	28,069

18. Share-based compensation

(a)	Description of stock option plan

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

18. Share-based compensation (Continued)

(a)	Description of stock option plan (Continued)

The stock options granted under the 2019 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 50% vested on grant date and another 50% vested on anniversary; or (iii) 25% vested on each anniversary for vesting schedule of four years.

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

The stock options granted under the 2023 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 50% vested on grant date and another 50% vested on anniversary; or (iii) 25% vested on each anniversary for vesting schedule of four years.

The restricted shares granted under the 2023 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each quarter for vesting schedule of one year; or (iii) 100% vested on one-year anniversary.

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

The Group uses binomial option pricing model and adopted fair value per share of ordinary share to determine fair value of the share-based awards. The estimated fair value of each option or each restricted share granted is estimated on the date of grant using the binomial option-pricing model or fair value per share of ordinary share with the following assumptions:

	For the years ended December 31,
Options*	2022	2023	2024
Fair value per share (US$)	*	6.33-6.37	0.79~0.80
Discount rate (after tax)	*	Not applicable	Not applicable
Risk-free interest rate	*	3.88%	4.58%
Expected volatility	*	64.2%	65.7%
Contractual term (in years)	*	10	10
Discount for lack of marketability (“DLOM”)	*	Not applicable	Not applicable

*	There were no grants for options for the year ended December 31, 2022.

18. Share-based compensation (Continued)

(b)	Valuation assumptions (Continued)

	For the years ended December 31,
Restricted shares	2022	2023(prior to the Business Combination)	2024
Fair value per share (US$)	3.81-4.08	4.90-5.45	Not applicable
Discount rate (after tax)	16.5%	15.0%-16.0%	Not applicable
Discount for lack of marketability (“DLOM”)	10%	5%-10%	Not applicable

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date.

(c)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2022, 2023 and 2024.

	Number of Options Outstanding*			Weighted Average exercise	Weighted average remaining	Aggregated
	Employees	Consultant	Total	price	contractual life	intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$	(in years)	RMB in thousands
Outstanding at January 1, 2022	7,676	331	8,007	1.8362	5.69	65,574
Forfeited	(58)	-	(58)	8.0885	-	-
Outstanding at December 31, 2022	7,618	331	7,949	1.7905	4.67	65,572
Exercisable as of December 31, 2022	7,618	331	7,949	1.7905	4.67	65,572

Outstanding at January 1, 2023	7,618	331	7,949	1.7905	4.67	65,572
Replacement	(7,545)	(331)	(7,876)	1.3119	-	-
Granted	528	-	528	0.1000	-	-
Forfeited	(28)	-	(28)	8.1954	-	-
Outstanding at December 31, 2023	573	-	573	0.6675	9.73	23,775
Exercisable as of December 31, 2023	295	-	295	1.1978	9.48	11,367

Outstanding at January 1, 2024	573	-	573	0.6675	9.73	23,775
Replacement	(22)	-	(22)	7.3437	-	-
Granted	899	-	899	0.1000	-	-
Exercised	(1)		(1)	0.1000	-	-
Forfeited	(47)	-	(47)	0.9706	-	-
Outstanding at December 31, 2024	1,402	-	1,402	0.1785	9.32	7,990
Exercisable as of December 31, 2024	733	-	733	0.2498	9.27	4,147

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The weighted average grant date fair value of options granted for the years ended December 31, 2022, 2023 and 2024 were RMB5.2688 (US$0.7733), RMB42.1761 (US$5.9404) and RMB15.1110 (US$2.0702) per option, respectively.

18. Share-based compensation (Continued)

(d)	Restricted shares activities

The following table sets forth the summary of restricted share activities for the years ended December 31, 2022, 2023 and 2024:

	Number of Restricted Shares Granted*	Weighted-Average Grant Date Fair Value
	(in thousands)	(US$)
Unvested as of January 1, 2022	1,200	4.8681
Awarded	124	3.9252
Vested	(498)	4.7458
Forfeited	(40)	3.9504
Outstanding at December 31, 2022	786	4.8435
Unvested as of January 1, 2023	786	4.8435
Replacement	7,876	4.9821
Awarded	703	6.4017
Vested	(8,938)	5.0743
Forfeited	(97)	5.5168
Outstanding at December 31, 2023	330	5.0233
Unvested as of January 1, 2024	330	5.0233
Replacement	22	4.2700
Awarded	1,589	1.6553
Vested	(1,757)	1.9938
Forfeited	(77)	4.9078
Outstanding at December 31, 2024	107	4.6904

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

19. Net loss per share

For the years ended December 31, 2022, 2023 and 2024, the Company had potential ordinary shares, including preferred shares before the QIPO, restricted shares and share options granted. As the Group incurred losses for the years ended December 31, 2022, 2023 and 2024, these potential preferred shares, restricted shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
Numerator:
Net loss	(91,022)	(159,590)	(61,236)
Less: accretions to preferred shares redemption value	(188,271)	(762,169)	-
Net loss attributable to Cheche’s ordinary shareholders	(279,293)	(921,759)	(61,236)
Denominator:
Weighted average number of ordinary shares outstanding, basic	31,780,394	45,415,205	78,043,661
Weighted average number of ordinary shares outstanding, diluted*	31,780,394	45,415,205	78,043,661
Basic net loss per share attributable to Cheche’s ordinary shareholders	(8.79)	(20.30)	(0.78)
Diluted net loss per share attributable to Cheche’s ordinary shareholders	(8.79)	(20.30)	(0.78)

*	For the years ended December 31, 2022, 2023 and 2024, the Company had potential ordinary shares, including preferred shares, restricted shares and share options. On a weighted average basis, 35,185,538, 24,777,946 and nil preferred shares; 1,032,167, 523,097 and 188,752 restricted shares; and 7,975,942, 822,952 and 944,109 share options were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the years ended December 31, 2022, 2023 and 2024, respectively.

20. Commitments and Contingencies

(a)	Commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through December 31, 2024. As of December 31, 2023 and 2024, future minimum lease of RMB1.0 million and RMB1.0 million under non-cancelable operating lease agreements were all due within one year.

(b)	Litigation

As of December 31, 2023 and 2024, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

21. Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity name	Relationship with the Group
Fanhua Group	Shareholder of the Company

(a)	The related party transactions entered into during the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
Significant transactions with related party	2022	2023	2024
	RMB	RMB	RMB
Repayment of borrowings from related party
Fanhua Group (i)	-	(12,610)	(10,000)

(b)	The outstanding balance due to related parties as of December 31, 2023 and 2024 were as follows:

	As of December 31,
Balances with related party	2023	2024
	RMB	RMB
Amounts due to related party
Fanhua Group	55,251	45,811

(i)	Corporate borrowings from Fanhua Group

The Group issued a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% (the “Convertible Loan”) on October 26, 2017. The due date of the Convertible Loan is October 26, 2020. Pursuant to the Convertible Loan agreement, the entire or any portion of the Convertible Loan can be converted into ordinary shares of the Company. On October 10, 2019, Fanhua Group converted the RMB80.0 million in the principal amount of the Convertible Loan and its accrued interests of RMB14.1 million into an aggregate of 28,684,255 ordinary shares of the Company, at a conversion price of US$0.4766 per share. On the same date, Fanhua Group gave up its conversion right for the remaining balance of the Convertible Loan in accordance with a Convertible Loan Payment Plan Agreement entered by these two parties (the “Payment Plan Agreement”). Upon the conversion, Fanhua Group held 3.4% equity interest in the Group. In October 2020, the Group entered into a supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining principal balance in the Convertible Loan of RMB50.0 million and corresponding interest of RMB15.0 million as additional principal to October 26, 2022 (the “Corporate borrowings from Fanhua Group”). RMB10.0 million of the aggregated principal amount of RMB65.0 million with an annual interest rate of 10% was due on January 10, 2021 and the remaining of RMB55.0 million was due on October 26, 2022.

21. Related Party Balances and Transactions (Continued)

(i) Corporate borrowings from Fanhua Group (Continued)

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

In 2024, the Group repaid the aggregated principal of RMB10.0 million to Fanhua Group. As of December 31, 2024, the balance of the Corporate borrowings from Fanhua Group was RMB45.8 million. In August 2024, the Group entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate borrowings from Fanhua Group to October 26, 2026, which caused the presentation of the borrowing reclassified from current liabilities to non-current liabilities. None of the other terms of the Corporate borrowings from Fanhua Group had changed in the supplemental agreement.

The Group elected fair value option to account for the Convertible Loan and the Corporate borrowings from Fanhua Group, and recognized loss/(gain) under “Changes in fair value of amounts due to related party” and “Fair value changes of amounts due to related party due to own credit risk” in the consolidated statements of operations and comprehensive loss of RMB6.5 million, RMB7.5 million and RMB0.8 million and RMB0.5 million, RMB0.4 million and negative RMB0.2 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

	As of December 31,
	2022	2023	2024
Discount rate	12.70%	11.87%	9.92%

The movement of Corporate borrowings from Fanhua Group is as follows:

Corporate Borrowings
RMB
Balance as of January 1, 2022	53,005
Change in fair value	6,451
Change in other comprehensive income	476
Balance as of December 31, 2022	59,932
Balance as of January 1, 2023	59,932
Change in fair value	7,524
Change in other comprehensive income	405
Repayment of amounts due to related party	(12,610)
Balance as of December 31, 2023	55,251
Balance as of January 1, 2024	55,251
Change in fair value	757
Change in other comprehensive income	(197)
Repayment of amounts due to related party	(10,000)
Balance as of December 31, 2024	45,811

22. Fair Value Measurement

Assets and liabilities measured at fair value on a nonrecurring basis

As of December 31, 2023 and 2024, the Company had no financial assets or financial liabilities that are measured at fair value on non-recurring basis. The Company measured its non-financial assets, such as its property, equipment and leasehold improvements, intangible assets, goodwill on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured wealth management products, the Corporate borrowings from Fanhua Group and warrant at fair value on a recurring basis. As the Company’s Corporate borrowings from Fanhua Group and warrant are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of the Corporate borrowings from Fanhua Group and warrant. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2022, 2023 and 2024.

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2023 and 2024:

	As of December 31, 2023
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments – wealth management products	-	-	-	-

Liabilities:
Warrant	5,419	-	850	6,269
Corporate borrowings from Fanhua Group	-	-	55,251	55,251

	As of December 31, 2024
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments – wealth management products	-	3,000	-	3,000

Liabilities:
Warrant	3,032	-	-	3,032
Corporate borrowings from Fanhua Group	-	-	45,811	45,811

Short-term investments – wealth management products

The Group values its financial products investments held in certain bank using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Warrant

The fair value of the warrants converted from Prime Impact are measured based on the listed market price of such warrant, a Level 1 measurement. The fair value of the warrants converted from CCT are measured based on Black-Scholes Model, a Level 3 measurement. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the Black-Scholes Model for the valuation of the fair value of warrants are: expiry date of warrant, fair market value per share as of valuation date, exercise price, risk free rate of interest, dividend yield as well as volatility.

Corporate borrowings from Fanhua Group

The Group classified the Corporate borrowings from Fanhua Group as current liability and measured at fair value. The Group classifies the valuation techniques that use fair value of the principle as Level 3 of fair value measurements. Generally, there are no quoted prices in active markets and other inputs that are directly or indirectly observable in the marketplace for the Corporate borrowings from Fanhua Group during the period at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method as unobservable inputs other than quoted prices in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

23. Subsequent Events

On January 1, 2025, March 31, 2025 and April 1, 2025, the Group granted 400,000 restricted shares, 320,000 options, 926,846 restricted shares to its employees and consultant, respectively.

On January 14, 2025, the Group drew down RMB9.9 million under the credit facility provided by the China Minsheng Bank. This borrowing has a maturity of one year and an interest rate of 2.80% per annum.

Please see Note 13(i) for subsequent extension of short-term borrowings.

24. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIE and subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans, or advances, which restricted portion amounted to RMB370.5 million as of December 31, 2024. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans, or advances from the PRC subsidiaries, VIE and subsidiaries of VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and subsidiaries of VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE and subsidiaries of VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 25) for the years ended December 31, 2022, 2023 and 2024. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries, VIE and subsidiaries of VIE under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries, VIE, and subsidiaries of VIE” and the loss of the subsidiaries, VIE and subsidiaries of VIE is included in “Equity in loss of subsidiaries, VIE and subsidiaries of VIE” in the condensed statements of operations and comprehensive loss.

25. Additional Information — Condensed Financial Statements of the Parent Company

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

The Parent Company did not have significant capital and other commitments or guarantees as of December 31, 2023 and 2024.

Condensed statements of operations and comprehensive loss:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(13,787)	(14,272)	(24,307)
Total operating expense	(13,787)	(14,272)	(24,307)
Other expense
Interest income from VIE	1,692	1,790	2,107
Share of loss of subsidiaries, VIE and subsidiaries of VIE	(77,878)	(149,974)	(45,658)
Others, net	(1,049)	3,024	6,856
Loss before income tax	(91,022)	(159,432)	(61,002)
Income tax expense	-	(158)	(234)
Net loss	(91,022)	(159,590)	(61,236)
Accretions to preferred shares redemption value	(188,271)	(762,169)	-
Net loss attributable to Cheche’s ordinary shareholders	(279,293)	(921,759)	(61,236)
Net loss	(91,022)	(159,590)	(61,236)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	8,207	1,621	4,739
Fair value changes of amounts due to related party due to own credit risk	(476)	(405)	197
Total comprehensive loss	(83,291)	(158,374)	(56,300)
Accretions to preferred shares redemption value	(188,271)	(762,169)	-
Total comprehensive loss to Cheche’s ordinary shareholders	(271,562)	(920,543)	(56,300)

25. Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31,	As of December 31,
	2023	2024
	RMB	RMB
Current assets:
Cash and cash equivalents	119,033	58,898
Short-term investments	-	32,423
Amount due from the subsidiaries of the Group	1,520	879
Prepayments and other current assets	1,118	4,642
Total current assets	121,671	96,842
Non-current assets:
Other non-current assets	4,149	4,305
Amounts due from the subsidiaries of the Group	638,290	650,302
Total non-current assets	642,439	654,607
TOTAL ASSETS	764,110	751,449
Current liabilities:
Accrued expenses and other current liabilities	11,310	6,468
Warrant	850	-
Deficit in subsidiaries, VIE and subsidiaries of VIE	365,377	383,182
Amounts due to the subsidiaries of the Group	2,972	3,016
Total current liabilities	380,509	392,666
Non-current liabilities:
Warrant	5,419	3,032
Total non-current liabilities	5,419	3,032
Total liabilities	385,928	395,698
Mezzanine equity
Convertible redeemable preferred shares	-	-
Total mezzanine equity:	-	-
Shareholders’ equity:
Ordinary shares *	5	6
Treasury stock*	(1,025)	(1,025)
Additional paid-in capital*	2,491,873	2,525,741
Accumulated deficit	(2,113,821)	(2,175,057)
Accumulated other comprehensive loss	1,150	6,086
Total shareholders’ equity	378,182	355,751
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	764,110	751,449

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

25. Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed statements of cash flows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash used in operating activities	(6,352)	(20,885)	(26,291)
Cash flows from investing activities
Cash paid for investments in subsidiaries, VIE and subsidiaries of VIE	(172,030)	-	-
Placement of short-term investments	-	-	(161,739)
Cash received from maturities of short-term investments	63,757	-	129,392
Net cash used in investing activities	(108,273)	-	(32,347)
Cash flows from financing activities
Proceeds from PIPE financing – Prime Impact Cayman LLC	-	8,609	-
Proceeds from PIPE financing – World Dynamic Limited	-	93,436	-
Proceeds from PIPE financing – Goldrock Holdings Limited	-	35,863	-
Cash payment for redemption of Series C convertible redeemable preferred shares	(137,202)	-	-
Cash repayments of long-term borrowings to a third party	(11,840)	-	-
Cash payment for settling a dispute with a security holder	-	-	(3,055)
Net cash (used in)/generated from financing activities	(149,042)	137,908	(3,055)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	11,725	1,002	1,558
Net (decrease)/increase in cash and cash equivalents and restricted cash	(251,942)	118,025	(60,135)
Cash and cash equivalents at beginning of the year	252,950	1,008	119,033
Cash and cash equivalents and restricted cash at end of the year	1,008	119,033	58,898

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

