Form 20-F
period 2025-12-31
Cheche Group Inc.
filed 2026-04-27
CIK 1965473

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were (1) 83,020,061 ordinary shares (excluding 709,432 Class A Ordinary Shares held in treasury), consisting of 64,423,557 Class A ordinary shares and 18,596,504 Class B ordinary shares, and (2) 10,608,609 warrants to purchase 10,608,609 Class A ordinary shares issued and outstanding.

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

INTRODUCTION

Except as otherwise indicated or required by context and for purposes of this annual report on Form 20-F only:

●	“Acquisition Closing” refers to the closing of the Acquisition Merger.

●	“Acquisition Closing Date” refers to the date of closing of the Acquisition Merger.

●	“Acquisition Merger” refers to the merger on the Closing Date of Merger Sub with and into CCT, with CCT surviving the merger as a wholly owned subsidiary of the Company.

●	“Acquisition Merger Effective Time” refers to the date and time at which the Acquisition Merger becomes effective.

●	“Affiliated Entities” refers to the VIE, Beijing Cheche Technology Co., Ltd., and its subsidiaries, Cheche Insurance Sales & Services Co., Ltd. (“Cheche Insurance”), Huicai Insurance Brokerage Co., Ltd. and Cheche Zhixing (Ningbo) Car Service Co., Ltd.

●	“Amended and Restated Memorandum and Articles of Association” refers to our currently effective memorandum and articles of association, which became effective on September 14, 2023.

●	“Backstop Private Placement” refers to the offer and sale to the Backstop Investor, an aggregate of 500,000 Class A Ordinary Shares at a purchase price equal to $10.00 per share, pursuant to the Backstop Agreement dated September 11, 2023, by and among Prime Impact, the Company and the Backstop Investor.

●	“Business Combination” refers to the Initial Merger, the Acquisition Merger, and all other transactions contemplated by the Business Combination Agreement.

●	“Business Combination Agreement” refers to that certain Business Combination Agreement, dated as of January 29, 2023, by and among Prime Impact, Merger Sub, the Company and CCT.

●	“CAC” refers to the Cyberspace Administration of the PRC.

●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands.

●	“CCT” refers to Cheche Technology Inc., its subsidiaries and, in the context of describing the operations and consolidated financial statements, the Affiliated Entities.

●	“Class A Ordinary Shares” refers to Class A Ordinary Shares, par value $0.00001 per share, of the Company, each of which will be entitled to one vote.

●	“Class B Ordinary Shares” refers to Class B Ordinary Shares, par value $0.00001 per share, of the Company, each of which will be entitled to three votes.

●	“Closing Date” refers to September 14, 2023, the date on which the Initial Closing and the Acquisition Closing occurred.

●	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

●	“CSRC” refers to the China Securities Regulatory Commission.

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

●	“HFCAA” refers to the Holding Foreign Companies Accountable Act.

ii

●	“Hong Kong Subsidiaries” refers to Cheche Technology (HK) Limited and any other Hong Kong-incorporated subsidiary that we may have in the future.

●	“Initial Merger” refers to the merger of Prime Impact with and into the Company, with the Company surviving the merger as a publicly traded entity.

●	“Initial Merger Effective Time” refers to the date and time at which the Initial Merger becomes effective.

●	“Innoven Warrants” refers to the warrant to purchase 63,552 Class A Ordinary Shares assumed by us at the Acquisition Merger Effective Time.

●	“insurance carriers” refers to companies that offer one or more types of insurance policies to individual consumers or corporate customers, either directly or through insurance agencies or brokers. Many insurance carriers in China maintain provincial and municipal branches, as under PRC Law, an insurance carrier can only issue auto insurance policies in the provinces, autonomous regions and municipalities where it is incorporated or has established branches.

●	“insurance carrier customers” refers to provincial or municipal branches, as the case maybe, of insurance carriers that have entered into contracts with us.

●	“iResearch” refers to iResearch Inc., a third-party research firm, which has prepared an industry report regarding our industry and market position in China.

●	“Merger Sub” refers to Cheche Merger Sub Inc.

●	“NEV” refers to new energy vehicle.

●	“NFRA” refers to the National Financial Regulatory Administration, previously known as the China Banking and Insurance Regulatory Commission (“CBIRC”).

●	“Ordinary Shares” refers to the Class A Ordinary Shares and Class B Ordinary Shares of the Company.

●	“PCAOB” refers to the Public Company Accounting Oversight Board.

●	“PRC” or “China” refers to the People’s Republic of China (including, for the avoidance of doubt, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), and only in the context of describing the industry matters, including those derived from the report of iResearch, and the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

●	“PRC Subsidiaries” refers to Baodafang Technology Co., Ltd., Cheche Technology (Ningbo) Co., Ltd. and any other PRC-incorporated subsidiary that we may have in the future.

●	“Prime Impact” refers to Prime Impact Acquisition I.

●	“Private Placement” refers to the offer and sale to the PIPE Investor, an aggregate of 1,300,000 Class A Ordinary Shares at a purchase price equal to $10.00 per share, pursuant to the Subscription Agreement dated September 11, 2023, by and among the Company, Prime Impact and the PIPE Investor.

●	“Public Warrants” refers to the redeemable warrants, each entitling its holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

●	“RMB” refers to Renminbi, the lawful currency of the PRC.

iii

●	“SaaS” refers to software as a service, a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

●	“SEC” refers to the Securities and Exchange Commission.

●	“Securities Act” refers to the Securities Act of 1933, as amended.

●	“Sponsor” refers to Prime Impact Cayman, LLC.

●	“Sponsor Warrants” refers to the warrants held by the Sponsor, each entitling the Sponsor to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment.

●	“U.S. GAAP” refers to accounting principles generally accepted in the United States of America.

●	“VATS” refers to the value-added telecommunication services.

●	“VIE” refers to Beijing Cheche Technology Co., Ltd., the variable interest entity that CCT consolidates through contractual arrangements.

●	“Warrants” refers to, collectively, the Public Warrants and the Sponsor Warrants.

●	“we,” “us,” “our,” “our company,” or “the Company” refer to Cheche Group Inc. and its subsidiaries and, in the context of describing the operations and consolidated financial statements, the Affiliated Entities (as defined herein).

●	“WFOE” or “Cheche Ningbo” refers to Cheche Technology (Ningbo) Co., Ltd., our wholly foreign owned subsidiary domiciled in China.

●	“$” or “US$” refers to United States dollars, the lawful currency of the United States of America.

iv

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the outcome of any legal proceedings that have been or may be instituted against us;

●	the ability to maintain the listing of the Class A Ordinary Shares on Nasdaq;

●	our markets are rapidly evolving and may decline or experience limited growth;

●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;

●	our relationships with insurance carriers, referral partners and consumers;

●	failure to maintain and enhance our brand;

●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;

●	the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	risks related to our corporate structure, in particular the VIE structure; and

●	the other matters described in the section titled “Item 3. Key Information – D. Risk Factors.”

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

Market, ranking and industry data used throughout this annual report, including statements regarding market size, is based on independent industry surveys and publications, including reports by iResearch Inc. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, such estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

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

Cheche Group Inc.
(Cayman Islands)
100%
Cheche Technology Inc.
(Cayman Islands)
100%
Cheche Technology
(Canada) Ltd.
(Canada)
50%
Amarsoft Pty Ltd
(Australia)
100%
MindNexus Inc.
(Cayman Islands)
100%
Cheche Technology
(HK) Limited
(Hong Kong)
offshore
onshore
Equity Interest
(100% Unless
otherwise indicated
Contractual arrangements
VIE Equity
Interests
Holders (1)
100%
Baodafang Technology
Co., Ltd.
(PRC)
100%
Cheche Technology
(Ningbo) Co., Ltd.
(PRC)
Beijing Cheche Technology
Co., Ltd.
(PRC)
100%
Cheche Insurance Sales &
Service Co., Ltd.
(PRC)
100%
Huicai Insurance Brokerage
Co., Ltd.
(PRC)
100%
Cheche Zhixing (Ningbo)
Car Service Co., Ltd.
(PRC)

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

Cash and Asset Flows through Organization

Dividend Distribution and Taxation: In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by WFOE to us and service fees paid by the Affiliated Entities to WFOE, despite that we may obtain financing at the holding company level through other methods. However, the WFOE and the Affiliated Entities in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, WFOE and the Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, our PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB370.5 million and RMB500.6 million as of December 31, 2024 and 2025, respectively. As of the date of this annual report, none of us and our subsidiaries has made any dividends or distributions to our respective shareholder(s), including any U.S. investors, nor do we have any present plan to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the respective our board of directors. As of the date of this annual report, none of us, WFOE and the VIE intends to distribute earnings or settle amounts owed under the VIE agreements. Under Cayman Islands law, we may only pay dividends out of our profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act, provided always that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts as they fall due in the ordinary course of business.

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

Transfer of Cash and Asset: Cash may be transferred within the group in the following manner: (1) we may transfer funds to our subsidiaries, including the PRC Subsidiaries, by way of capital contributions, inter-group advances or loans; (2) we and our subsidiaries may provide loans to the VIE and vice versa; (3) funds may be transferred from the VIE to WFOE, as service fees for services contemplated by the VIE agreements; and (4) our subsidiaries, including WFOE, may make dividends or other distributions to us. Cash is transferred within the group to satisfy working capital requirement of the respective operating entities, and is managed by our finance department based on fund control policy and procedure. Neither we nor our subsidiaries are able to make direct capital contributions to the VIE or its subsidiaries, and the VIE is not able to make dividends or other distributions to us. In 2023, the repayment of the loans in the amount of RMB63.5 million was transferred from the Affiliated Entities to CCT and its PRC Subsidiaries. In 2024, the repayment of the loans in the amount of RMB87.8 million was transferred from the Affiliated Entities to CCT and its PRC Subsidiaries. In 2025, the repayment of the loans in the amount of RMB3.5 million was transferred from the Affiliated Entities to CCT and its PRC Subsidiaries. As of the date of this annual report, no other transfers, dividends or distributions have been made among us, our subsidiaries and the VIE, or to investors; and no other cash flows and transfers of other assets by type have occurred between us, the PRC Subsidiaries, and the VIE.

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

Selected Condensed Consolidating Statements of Operations Data

	Year ended December 31, 2025
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	682,997	1,464	2,403,867	(78,483)	3,009,845
Earned from third-party customers	-	615,412	-	2,394,433	-	3,009,845
Earned from the intra-Group transactions(1)	-	67,585	1,464	9,434	(78,483)	-
Cost of revenues	-	(565,102)	(1,294)	(2,292,525)	9,434	(2,849,487)
Arising from non intra-Group transactions	-	(555,668)	(1,294)	(2,292,525)	-	(2,849,487)
Arising from the intra-Group transactions(1)	-	(9,434)	-	-	9,434	-
Selling and marketing expenses(1)	-	(8,352)	-	(128,946)	69,049	(68,249)
General and administrative expenses	(15,488)	(6,791)	(216)	(53,263)	-	(75,758)
Research and development expenses	-	(15,043)	-	(22,195)	-	(37,238)

Total operating costs and expense	(15,488)	(595,288)	(1,510)	(2,496,929)	78,483	(3,030,732)

Operating (loss)/income	(15,488)	87,709	(46)	(93,062)	-	(20,887)
Share of loss from other subsidiaries(2)	(7,640)	-	-	-	7,640	-
Share of loss of the WFOE(2)	-	(95,872)	-	-	95,872	-
Share of loss of the VIE(2)	-	-	(95,799)	-	95,799	-
Interest income from VIE(3)	1,815	-	3	-	(1,818)	-
Interest expense to WFOE(3)	-	-	-	(3)	3	-
Interest expense to Parent(3)	-	-	-	(1,815)	1,815	-
Others, net	3,640	526	(30)	(1,444)	-	2,692
Loss before income taxes	(17,673)	(7,637)	(95,872)	(96,324)	199,311	(18,195)

Income tax (expense)/benefit	(116)	(3)	-	525	-	406
Net loss	(17,789)	(7,640)	(95,872)	(95,799)	199,311	(17,789)

	Year ended December 31, 2024
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	548,561	1,459	2,934,011	(10,892)	3,473,139
Earned from third-party customers	-	548,561	-	2,924,578	-	3,473,139
Earned from the intra-Group transactions(1)	-	-	1,459	9,433	(10,892)	-
Cost of revenues	-	(509,889)	(1,236)	(2,812,686)	9,434	(3,314,377)
Arising from non intra-Group transactions	-	(500,455)	(1,236)	(2,812,686)	-	(3,314,377)
Arising from the intra-Group transactions(1)	-	(9,434)	-	-	9,434	-
Selling and marketing expenses(1)	-	(14,120)	-	(66,839)	1,458	(79,501)
General and administrative expenses	(24,307)	(20,207)	(280)	(63,063)	-	(107,857)
Research and development expenses	-	(20,821)	-	(17,126)	-	(37,947)

Total operating costs and expense	(24,307)	(565,037)	(1,516)	(2,959,714)	10,892	(3,539,682)

Operating loss	(24,307)	(16,476)	(57)	(25,703)	-	(66,543)
Share of loss from other subsidiaries(2)	(45,658)	-	-	-	45,658	-
Share of loss of the WFOE(2)	-	(29,802)	-	-	29,802	-
Share of loss of the VIE(2)	-	-	(29,819)	-	29,819	-
Interest income from VIE(3)	2,107	38	59	-	(2,204)	-
Interest expense to WFOE(3)	-	-	-	(59)	59	-
Interest expense to Parent(3)	-	-	-	(2,107)	2,107	-
Interest expense to other subsidiaries(3)	-	-	-	(38)	38	-
Others, net	6,856	582	15	(2,437)	-	5,016
Loss before income taxes	(61,002)	(45,658)	(29,802)	(30,344)	105,279	(61,527)

Income tax (expense)/benefit	(234)	-	-	525	-	291
Net loss	(61,236)	(45,658)	(29,802)	(29,819)	105,279	(61,236)

	Year ended December 31, 2023
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net revenues	-	217,938	1,825	3,089,988	(8,333)	3,301,418
Earned from third-party customers	-	217,938	174	3,083,306	-	3,301,418
Earned from the intra-Group transactions(1)	-		1,651	6,682	(8,333)	-
Cost of revenues	-	(209,365)	(3,964)	(2,954,546)	6,682	(3,161,193)
Arising from non intra-Group transactions	-	(202,683)	(3,964)	(2,954,546)	-	(3,161,193)
Arising from the intra-Group transactions(1)	-	(6,682)	-	-	6,682	-
Selling and marketing expenses	-	(21,839)	(32)	(89,583)	-	(111,454)
General and administrative expenses(1)	(14,272)	(17,328)	(373)	(109,063)	1,651	(139,385)
Research and development expenses	-	(22,359)	-	(34,808)	-	(57,167)

Total operating costs and expense	(14,272)	(270,891)	(4,369)	(3,188,000)	8,333	(3,469,199)

Operating loss	(14,272)	(52,953)	(2,544)	(98,012)	-	(167,781)
Share of loss from other subsidiaries(2)	(149,974)	-	-	-	149,974	-
Share of loss of the WFOE(2)	-	(102,588)	-	-	102,588	-
Share of loss of the VIE(2)	-	-	(100,142)	-	100,142	-
Interest income from VIE(3)	1,790	587	101	-	(2,478)	-
Interest expense to WFOE(3)	-	-	-	(101)	101	-
Interest expense to Parent(3)	-	-	-	(1,790)	1,790	-
Interest expense to other subsidiaries(3)	-	-	-	(587)	587	-
Others, net	3,024	4,984	(3)	(177)	-	7,828
Loss before income taxes	(159,432)	(149,970)	(102,588)	(100,667)	352,704	(159,953)

Income tax (expense)/benefit	(158)	(4)	-	525	-	363
Net loss	(159,590)	(149,974)	(102,588)	(100,142)	352,704	(159,590)

Selected Condensed Consolidating Balance Sheets Data

	As of December 31, 2025
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	55,394	32,092	2,098	54,927	-	144,511
Restricted cash	-	-	-	5,000	-	5,000
Short-term investments	-	-	-	226	-	226
Accounts receivable, net	-	324,192	-	821,560	-	1,145,752
Prepayments and other current assets	2,912	3,133	187	53,827	-	60,059
Amount due from Parent(4)	-	-	-	2,949	(2,949)	-
Amount due from VIE and its subsidiaries(4)	860	178,518	17,419	-	(196,797)	-
Total current assets	59,166	537,935	19,704	938,489	(199,746)	1,355,548

Non-current assets:
Restricted cash	-	21,086	-	-	-	21,086
Amount due from other subsidiaries(4)	474,592	-	-	-	(474,592)	-
Amount due from VIE and its subsidiaries(4)	185,128	40,000	-	-	(225,128)	-
Property, equipment and leasehold improvement, net	-	54	-	777	-	831
Intangible assets, net	-	-	-	3,850	-	3,850
Right-of-use assets	-	-	-	6,453	-	6,453
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	2,477	-	-	-	-	2,477

Total non-current assets	662,197	61,140	-	95,689	(699,720)	119,306

Total assets	721,363	599,075	19,704	1,034,178	(899,466)	1,474,854

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	220,232	-	622,496	-	842,728
Short-term borrowings	-	40,700	-	39,800	-	80,500
Contract liabilities	-	1,041	-	3	-	1,044
Payroll and welfare payable	-	18,928	631	64,127	-	83,686
Tax payable	-	10,557	1	12,099	-	22,657
Amounts due to related party	-	-	-	50,626	-	50,626
Accrued expenses and other current liabilities	4,211	1,967	-	13,028	-	19,206
Short-term lease liabilities	-	-	-	4,727	-	4,727
Amount due to other subsidiaries(4)	-	-	-	178,518	(178,518)	-
Amount due to VIE and its subsidiaries(4)	2,949	-	-	-	(2,949)	-
Amount due to parent(4)	-	474,592	-	860	(475,452)	-
Amount due to WFOE(4)	-	-	-	17,420	(17,420)	-
Deficit in other subsidiaries(5)	357,519	-	-	-	(357,519)	-
Deficit in WFOE(5)	-	178,777	-	-	(178,777)	-
Deficit in VIE and its subsidiaries(5)	-	-	197,851	-	(197,851)	-

Total current liabilities	364,679	946,794	198,483	1,003,704	(1,408,486)	1,105,174

Non-current liabilities:
Deferred tax liabilities	-	-	-	963	-	963
Long-term lease liabilities	-	-	-	801	-	801
Amount due to parent(4)	-	-	-	185,128	(185,128)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Long-term borrowings	-	9,800	-	-	-	9,800
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	1,512	-	-	-	-	1,512

Total non-current liabilities	1,512	9,800	-	228,324	(225,128)	14,508

Total liabilities	366,191	956,594	198,483	1,232,028	(1,633,614)	1,119,682

Total shareholders’ equity/(deficit)	355,172	(357,519)	(178,779)	(197,850)	734,148	355,172

Total liabilities and shareholders’ equity	721,363	599,075	19,704	1,034,178	(899,466)	1,474,854

	As of December 31, 2024
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	58,898	25,123	1,493	31,958	-	117,472
Short-term investments	32,423	-	-	3,000	-	35,423
Accounts receivable, net	-	200,622	-	781,857	-	982,479
Prepayments and other current assets	4,642	9,009	210	31,575	-	45,436
Amount due from Parent(4)	-	-	-	3,016	(3,016)
Amount due from VIE and its subsidiaries(4)	879	133,303	18,074	-	(152,256)	-
Total current assets	96,842	368,057	19,777	851,406	(155,272)	1,180,810

Non-current assets:
Restricted cash	-	-	-	5,000	-	5,000
Amount due from other subsidiaries(4)	462,797	-	-	-	(462,797)	-
Amount due from VIE and its subsidiaries(4)	187,505	40,000	-	-	(227,505)	-
Property, equipment and leasehold improvement, net	-	129	-	1,239	-	1,368
Intangible assets, net	-	-	-	5,950	-	5,950
Right-of-use assets	-	-	-	5,653	-	5,653
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	4,305	-	-	225	-	4,530

Total non-current assets	654,607	40,129	-	102,676	(690,302)	107,110

Total assets	751,449	408,186	19,777	954,082	(845,574)	1,287,920

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	174,601	-	551,214	-	725,815
Short-term borrowings	-	20,000	-	10,000	-	30,000
Contract liabilities	-	1,656	-	125	-	1,781
Payroll and welfare payable	-	18,908	631	60,838	-	80,377
Tax payable	-	4,933	1	7,077	-	12,011
Accrued expenses and other current liabilities	6,468	1,614	-	17,166	-	25,248
Short-term lease liabilities	-	-	-	3,037	-	3,037
Amount due to other subsidiaries(4)	-	-	-	133,303	(133,303)	-
Amount due to VIE and its subsidiaries(4)	3,016	-	-	-	(3,016)	-
Amount due to parent(4)	-	462,797	-	879	(463,676)	-
Amount due to WFOE(4)	-	-	-	14,874	(14,874)	-
Deficit in other subsidiaries(5)	383,182	-	-	-	(383,182)	-
Deficit in WFOE(5)	-	106,860	-	-	(106,860)	-
Deficit in VIE and its subsidiaries(5)	-	-	126,004	-	(126,004)	-

Total current liabilities	392,666	791,369	126,636	798,513	(1,230,915)	878,269

Non-current liabilities:
Deferred tax liabilities	-	-	-	1,488	-	1,488
Long-term lease liabilities	-	-	-	2,137	-	2,137
Amount due to parent(4)	-	-	-	187,505	(187,505)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Amount due to WFOE(4)		-	-	3,200	(3,200)	-
Long-term payables	-	-	-	45,811	-	45,811
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	3,032	-	-	-	-	3,032

Total non-current liabilities	3,032	-	-	281,573	(230,705)	53,900

Total liabilities	395,698	791,369	126,636	1,080,086	(1,461,620)	932,169

Total shareholders’ equity/(deficit)	355,751	(383,183)	(106,859)	(126,004)	616,046	355,751

Total liabilities and shareholders’ equity	751,449	408,186	19,777	954,082	(845,574)	1,287,920

Summary Condensed Consolidating Cash Flows Data

	Year ended December 31, 2025
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by transactions with intra-group companies(1)	(22,429)	37,651	(1,249)	(13,973)	-	-
Net cash (used in)/provided by transactions with third-parties	(11,168)	(39,627)	(1,587)	11,832	-	(40,550)

Net cash used in operating activities	(33,597)	(1,976)	(2,836)	(2,141)	-	(40,550)

Repayment of the investments in and loans from VIE and its subsidiaries	-	-	3,457	-	(3,457)	-
Purchase of property, equipment and leasehold improvement	-	-	-	(75)	-	(75)
Placement of short-term investments	(17,572)	-	-	794	-	(16,778)
Cash received from maturities of short-term investments	49,202	-	-	3,000	-	52,202
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	48	-	48
Net cash provided by investing activities	31,630	-	3,457	3,767	(3,457)	35,397

Repayment to other subsidiaries	-	-	-	(3,457)	3,457	-
Cash received of short-term borrowings from bank	-	50,700	-	51,800	-	102,500
Cash repayment of short-term borrowings to bank	-	(30,000)	-	(22,000)	-	(52,000)
Cash received from long-term borrowings from bank	-	10,000	-	-	-	10,000
Cash repayments of long-term borrowings to bank	-	(200)	-	-	-	(200)
Cash repayment of short-term borrowings to a third party	-	-	-	(5,000)	-	(5,000)
Proceeds from exercise of share-based awards	104	-	-	-	-	104

Net cash provided by financing activities	104	30,500	-	21,343	3,457	55,404

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(1,641)	(469)	(16)	-	-	(2,126)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(3,504)	28,055	605	22,969	-	48,125
Cash, cash equivalents and restricted cash at the beginning of the period	58,898	25,123	1,493	36,958	-	122,472
Cash, cash equivalents and restricted cash at the end of the period	55,394	53,178	2,098	59,927	-	170,597

	Year ended December 31, 2024
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by transactions with intra-group companies(1)	-	(10,000)	1,545	8,455	-	-
Net cash (used in)/provided by transactions with third parties	(26,291)	(104,196)	(18,471)	34,824	-	(114,135)

Net cash (used in)/provided by operating activities	(26,291)	(114,196)	(16,926)	43,279	-	(114,135)

Investments in and loans to WFOE	-	(351)	-	-	351	-
Repayment of the investments in and loans from VIE and its subsidiaries	-	71,021	16,800	-	(87,821)	-
Purchase of property, equipment and leasehold improvement	-	12	-	(1,675)	-	(1,663)
Loan provided to a third party	-	-	-	(10,000)	-	(10,000)
Loan repaid by a third party	-	-	-	10,000	-	10,000
Placement of short-term investments	(161,739)	(21,565)	-	(3,167)	-	(186,471)
Proceeds from short-term investments	129,392	43,130	-	-	-	172,522
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	12	-	12
Net cash (used in)/provided by investing activities	(32,347)	92,247	16,800	(4,830)	(87,470)	(15,600)

Capital contribution from other subsidiaries	-	-	351	-	(351)	-
Repayment to other subsidiaries	-	-	-	(87,821)	87,821	-
Cash received from short-term borrowings from bank	-	20,000	-	10,000	-	30,000
Cash repayments of short-term borrowings to bank	-	(10,000)	-	(10,000)	-	(20,000)
Cash repayments of short-term borrowings to related parties	-	-	-	(10,000)	-	(10,000)
Cash repayments of short-term borrowings to Alta	(3,055)	-	-	-	-	(3,055)
Cash received from short-term borrowing from third party	-	-	-	5,000	-	5,000
Net cash (used in)/provided by financing activities	(3,055)	10,000	351	(92,821)	87,470	1,945

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,558	303	9	-	-	1,870
Net (decrease)/increase in cash and cash equivalents and restricted cash	(60,135)	(11,646)	233	(54,372)	-	(125,920)
Cash, cash equivalents and restricted cash at the beginning of the period	119,033	36,769	1,260	91,330	-	248,392
Cash, cash equivalents and restricted cash at the end of the period	58,898	25,123	1,493	36,958	-	122,472

	Year ended December 31, 2023
	Parent Company	other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
Net cash (used in)/provided by/transactions with intra-group companies(1)	-	(35,000)	-	35,000	-	-
Other operating activities	(20,885)	(114,715)	480	108,170	-	(26,950)

Net cash (used in)/provided by operating activities	(20,885)	(149,715)	480	143,170	-	(26,950)

Investments in and loans to WFOE	-	(358)	-	-	358	-
Repayment of the investments in and loans from VIE and its subsidiaries	-	63,485	-	-	(63,485)	-
Purchase of property, equipment and leasehold improvement	-	(67)	-	(482)	-	(549)
Placement of short-term investments	-	(42,496)	-	(226)	-	(42,722)
Proceeds from short-term investments	-	56,071	-	-	-	56,071
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	22	-	22
Net cash provided by/(used in) investing activities	-	76,635	-	(686)	(63,127)	12,822

Proceeds from ordinary shares	137,908	-	-	-	-	137,908
Capital contribution from other subsidiaries	-	-	358	-	(358)	-
Repayment to other subsidiaries	-	-	-	(63,485)	63,485	-
Cash received from short-term borrowings from bank	-	10,000	-	10,000	-	20,000
Cash repayments of short-term borrowings to third parties	-	-	-	(12,610)	-	(12,610)
Cash repayments of financing cost	-	-	-	(4,953)	-	(4,953)
Net cash provided by/(used in) financing activities	137,908	10,000	358	(71,048)	63,127	140,345

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,002	1,225	3	-	-	2,230
Net increase / (decrease) in cash and cash equivalents and restricted cash	118,025	(61,855)	841	71,436	-	128,447
Cash, cash equivalents and restricted cash at the beginning of the period	1,008	98,624	419	19,894	-	119,945
Cash, cash equivalents and restricted cash at the end of the period	119,033	36,768	1,260	91,331	-	248,392

(1)

Represents the elimination of the intercompany licensing and other services charge at the consolidation level. In the years ended December 31, 2025, 2024 and 2023, the total amount of the service fees that charged by VIE under the relevant agreements were RMB9.4 million, RMB9.4 million and RMB6.7 million, respectively. In the year ended December 31, 2025, the total amount of the service fees that VIE paid to the other subsidiaries under the relevant agreements was RMB14.0 million. In the years ended December 31, 2024 and 2023, the total amount of the service fees that the other subsidiaries paid to VIE under the relevant agreements were RMB 10.0million and RMB35.0 million, respectively.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)

Represents the elimination of intercompany balances among parent company, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of December 31, 2025 and 2024 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WFOE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) and related regulations restrict the trading of securities of issuers that retain registered public accounting firms that the Public Company Accounting Oversight Board (the “PCAOB”) determines it is unable to inspect or investigate completely. Our independent registered public accounting firm, Marcum Asia CPAs LLP, is headquartered in New York, New York. The PCAOB has regular and complete access to inspect and investigate Marcum Asia CPAs LLP. We are not subject to the inspection and investigation restrictions that apply to firms headquartered in mainland China or Hong Kong, and we are not included on the SEC’s list of Commission-identified Issuers under the HFCAA.

If, in the future, we were to retain a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely for two consecutive years, the SEC would identify us as a “Commission-identified Issuer.” In that event, the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, would be prohibited. While we do not currently face this risk, any future change in our auditor or in the PCAOB’s ability to inspect our auditor could result in delisting or trading prohibitions, which would materially and adversely affect the value of your investment.

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

Recent Developments

In April 2025, our company entered into a partnership with Wuhu Jetour Automobile Sales Company Limited, an automotive brand under Chery Holding Group Co., Ltd., to deepen our partnerships with automobile manufacturers across China.

In September 2025, our company expanded our strategic partnership with Volkswagen (Anhui) Automotive Company Limited, through the agreement with Volkswagen (Anhui) Digital Sales and Services Co., Ltd., aiming to deliver end-to-end risk management for new energy vehicles.

In December 2025, our company entered into a partnership with FAW Bestune Automobile Co., Ltd. Sales Branch and Jilin Dingjia Automotive Business Service Co., Ltd., which are under China FAW Group Co., Ltd., aiming to launch fully digital one-stop vehicle delivery services.

In January 2026, our company, Volkswagen (Anhui) Digital Sales and Services Co., Ltd., and Beijing Cardif Airstar Property & Casualty Insurance Co., Ltd. held a strategic cooperation signing ceremony to announce a proposed collaboration to develop digital insurance services for Volkswagen owners and expand into areas such as intelligent pricing, intelligent-driving insurance, and non-auto insurance, aiming to establish a digital financial and insurance service system covering the full lifecycle of electric vehicle ownership.

Nasdaq Listing Compliance

On January 12, 2026, we received a notice (the “Notification Letter”) from Nasdaq stating that we are not in compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). The Notification Letter has no current effect on the listing or trading of our securities on Nasdaq. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, our company has a compliance period of 180 calendar days, or until July 13, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per Class A ordinary share is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide our company a written confirmation of compliance and the matter will be closed. In the event that our company does not regain compliance by July 13, 2026, subject to the determination by the staff of Nasdaq, we may be eligible for an additional 180 calendar days compliance period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement of Nasdaq, and provides written notice to Nasdaq of its intention to cure for the minimum bid price requirement.

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

Our net revenue was RMB3,301.4 million, RMB3,473.1 million and RMB3,009.8 million in 2023, 2024 and 2025, respectively. We may not achieve growth in future periods as we expand our operations. You should evaluate our business and prospects in light of the risks and challenges that we are likely to face as a company seeking to develop in a rapidly evolving market.

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

We have incurred net losses since our inception. We incurred net losses of RMB159.6 million, RMB61.2 million and RMB17.8 million in 2023, 2024 and 2025, respectively. We had operating cash outflow of RMB27.0 million, RMB114.1 million and RMB40.6 million in 2023 , 2024 and 2025, respectively. We must grow our revenues to become profitable, and, even if we do, we may not maintain or increase our profitability. We expect to incur losses for the foreseeable future as we invest substantial financial and other resources in, among other things:

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

We had a nationwide network of approximately 320 service personnel in 25 provinces, autonomous regions and municipalities in China as of December 31, 2025. Our service personnel negotiate service fees and other contract terms with insurance carrier customers and facilitate the settlement and issuance of auto insurance policies to end consumers. We face significant challenges and risks in managing our geographically dispersed network. If one or more of our service personnel were to depart and join a competitor, they may divert business from us to our competitor, which could materially adversely affect our business.

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

We expect that as our business grows, we will need additional working capital. We have entered into financing arrangements to manage our working capital needs. For example, on November 6, 2024, we entered into an RMB30.0 million credit facility with the China Minsheng Bank that will expire on November 5, 2025 to support its operations, which was jointly guaranteed by Cheche Insurance and Baodafang. Under this credit facility, we drew down RMB5.0 million on December 11, 2024. The loans of RMB 5.0 million has been repaid on October 31, 2025. In addition, under this credit facility, we drew down RMB9.9 million on January 14, 2025 and RMB9.9 million on November 3, 2025, respectively. There are no financial covenants for the credit facility. On June 20, 2024, Baodafang obtained an RMB50.0 million (updated to RMB20.0 million on December 25, 2024) credit facility from the Bank of Beijing to support its operations. The credit facility expires on June 19, 2026 and is guaranteed by Beijing Cheche. On June 10, 2025, Beijing Cheche entered into non-recourse factoring agreement with the Bank of Beijing, whereby the Bank of Beijing would settle Baodafang’s accounts payable by providing RMB10.0 million to Baodafang’s supplier, Beijing Cheche. The interest was prepaid and the principal will be due upon maturity on June 5, 2026. In addition, under this credit facility, we drew down RMB10.0 million on June 19, 2025. There are no financial covenants for the credit facility. On May 30, 2025, we entered into a loan contract of RMB5.0 million with the Industrial Bank Co., Ltd. (“Industrial Bank”) that will expire on May 29, 2026 to support our operations, which was guaranteed by Cheche Insurance. There are no financial covenants for the loan. On October 14, 2025, we entered into a loan contract of RMB10.0 million with the Industrial and Commercial Bank of China that will expire on June 26, 2026 to support our operations, which was guaranteed by Baodafang and Cheche Insurance. There are no financial covenants for the credit facility. On June 27, 2025, we entered into a loan contract of RMB5.0 million with the Industrial and Commercial Bank of China that will expire on June 26, 2026 to support our operations, which was guaranteed by Beijing Cheche and Cheche Insurance. There are no financial covenants for the credit facility. On June 30, 2025, we entered into an RMB10.0 million credit facility with the Bank of China that will expire on June 28, 2026 to support our operations, which was guaranteed by Beijing Cheche. Under this credit facility, we drew down RMB10.0 million on June 30, 2025. There are no financial covenants for the credit facility. On December 8, 2025, we entered into an RMB5.0 million credit facility with the Bank of Shanghai that will expire on August 24, 2026 to support our operations, which was guaranteed by Cheche Insurance. Under this credit facility, we drew down RMB5.0 million on December 8, 2025. There are no financial covenants for the credit facility. On November 28, 2025, we entered into an RMB5.0 million credit facility with the Bank of Shanghai that will expire on August 26, 2026 to support our operations, which was guaranteed by Cheche Insurance. Under this credit facility, we drew down RMB5.0 million on November 28, 2025. There are no financial covenants for the credit facility. On December 29, 2025, we entered into an RMB10.0 million credit facility with the China CITIC Bank that will expire on December 20, 2026 to support our operations, which was guaranteed by Beijing Cheche. Under this credit facility, we drew down RMB0.7 million on December 31, 2025. There are no financial covenants for the credit facility. On May 8, 2025, we entered into an RMB20.0 million credit facility with the Bank of Beijing that will expire on May 8, 2027 to support our operations, which was guaranteed by the deposit pledge of USD 3.0 million. Under this credit facility, we drew down RMB5.0 million on June 3, 2025, of which RMB0.2 million in principal was repaid on December 3, 2025. In addition, we drew down another RMB5.0 million on October 22, 2025. There are no financial covenants for the credit facility. These financing arrangements may not continue to be available on acceptable terms, or at all. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.

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

Our business, financial condition and results of operations may be negatively impacted by any prolonged slowdown in the global or Chinese economy. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of Chinese economic growth since 2012, which may continue. The market panics over the global outbreak of coronavirus COVID-19 and the drop in oil price materially and negatively affected the global financial markets in March 2020, which resulted in a slowdown of the world’s economy. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China, concerns about the economic effect of the relationship between China and surrounding Asian countries, and concerns over the rising level of inflation and worries that efforts to curb inflation may result in recession. For instance, if the inflation intensifies in China, we may have to increase the price level of our product and service offerings while our costs and operating expenses may also increase in the meantime. In that case, our profit margin will depend on our ability to pass on the additional costs and operating expenses to our customers.

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

Additionally, political tensions between the United States and China have escalated due to various incidents relating to trade dispute, sovereign integrity, and sanctions, among others. For example, on October 28, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a final rule on outbound investment (the “Final Rule”) to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025, and restricts direct and indirect investment by U.S. persons into companies with specified connections to China that use specific technologies of concern related to three sectors: (1) semiconductors and microelectronics, (2) quantum information technologies, and (3) artificial intelligence systems. On December 18, 2025, U.S. President Trump signed into law the National Defense Authorization Act for Fiscal Year 2026, which includes the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”). The Final Rule remains in effect, but the COINS Act requires Treasury to propose certain revisions to the Final Rule within 450 days of December 18, 2025. Those revisions ultimately will include, among other changes to the Final Rule, an expansion of the countries of concern, an expansion of the technologies covered to include hypersonic systems, revisions to key defined terms, and the establishment of a formal advisory opinion process. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. If the political tension between the United States and China intensifies and further regulations affecting our business or customers are passed, our business may be materially and adversely affected.

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

We had connected our platform with the core technology systems of approximately 60 insurance carriers as of December 31, 2025. As a result, the safety and stability of system connections are critical to the user experience on our platform and insurance carriers’ confidence in our technology, as well as our operating efficiency. If our system connections with insurance carriers experience disruptions or suspensions, or attacks by external sources, our operations could be materially adversely affected.

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

We lease a significant number of properties from third parties for our business. As of December 31, 2025, we leased a total gross floor area of over 7,500 square meters, which we primarily used for office space. We may need to relocate for a number of reasons. For example, we may not be able to renew our leases, and may move to more premium locations or relocate our operations. In those cases, we may not be able to locate desirable alternative sites for our offices under favorable terms.

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

We face risks related to natural disasters, health epidemics, including the COVID-19 outbreak, natural disasters and other events that could significantly disrupt our operations.

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

The effects of COVID-19, monkey pox, Ebola, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (“SARS”), or other epidemics could also affect our business. If any of our employees has a contagious disease or condition, we may need to quarantine our employees and/or disinfect our offices, which would negatively impact our business. For example, the outbreak of COVID-19 and protective public health measures undertaken by governments, businesses and individuals to contain the spread of COVID-19 adversely affected workforces, businesses and other organizations, economies and financial markets globally, leading to an economic downturn and increased market volatility. In particular, the COVID-19 outbreak has disrupted the normal operations of many businesses, including our insurance carrier customers, third-party platforms, referral partners and other business partners. If as a result of any recurring or new outbreak of severe contagious diseases, we or our business partners experience shutdowns or business disruptions, our ability to conduct our business as planned could be materially and negatively affected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

As of the date of this annual report, options and restricted share awards that covered an aggregate of 15,006,076 Class A Ordinary Shares were granted and outstanding under the 2019 Equity Incentive Plan and 2023 Equity Incentive Plan. In 2023, 2024 and 2025, we recorded share-based compensation expenses of RMB110.0 million, RMB33.9 million and RMB24.4 million, respectively. We may continue to record share-based compensation expenses in relation to such share option grants, and we plan to grant options and other types of awards under the 2019 Equity Incentive Plan and 2023 Equity Incentive Plan, as we believe the granting of share-based compensation helps us attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may adversely affect our results of operations.

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

We rely principally on dividends and other distributions on equity paid by the PRC Subsidiaries, in particular, WFOE, Cheche Ningbo, which in turn relies on consulting and other fees paid to it by the VIE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt that we may incur. Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the PRC Subsidiaries and the Affiliated Entities can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserve fund. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of these and other restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB370.5 million and RMB500.6 million as of December 31, 2024 and 2025, respectively. If the PRC Subsidiaries incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, PRC tax authorities may require one of the PRC Subsidiaries, Cheche Ningbo to adjust our taxable income under the contractual arrangements that we currently have in place with the VIE in a manner that would materially adversely affect our ability to pay dividends and other distributions to us.

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

As of December 31, 2025, we reported accumulated loss and had no retained earnings for offshore dividend distributions. We intend to re-invest all the future earnings of the PRC Subsidiaries in our operations in China. We could be subject to significant withholding taxes if the PRC Subsidiaries decide to pay dividends to offshore entities. The tax authorities may also challenge our determination that we qualify for the reduced withholding tax of 5% under the Arrangements for dividends paid from the PRC Subsidiaries to the Hong Kong Subsidiaries, and the Hong Kong Subsidiaries may not be able to complete the tax filings to enjoy the reduced withholding tax rate.

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

While the Chinese economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on us. Our results of operations and financial condition could be materially and adversely affected by government control over capital investments, foreign investment or changes in applicable tax regulations. The PRC government has also implemented certain measures in the past, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business, results of operations and financial condition. In addition, the recurring or new outbreak of severe contagious diseases may also have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for our products and adversely affect our competitive position.

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

On February 12, 2025, the CAC published the Administrative Measures for Personal Information Protection Compliance Audits, which came into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

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

Trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB is unable to inspect or investigate completely our independent registered public accounting firm for two consecutive years. The delisting of our securities, or the threat of being delisted, may materially and adversely affect the value of your investment.

The HFCAA stipulates that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2022, the SEC shall prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our current independent registered public accounting firm, Marcum Asia CPAs LLP, is headquartered in New York, New York. The PCAOB has regular and complete access to inspect and investigate Marcum Asia CPAs LLP. Consequently, we are not currently subject to the inspection and investigation restrictions that apply to firms headquartered in mainland China or Hong Kong, and we have not been identified as a Commission-identified Issuer under the HFCAA.

In accordance with HFCAA, our securities will be delisted from the Nasdaq Stock Market, and will not be permitted for trading over the counter if we are identified as a Commission-identified Issuer for two consecutive years under the HFCAA and the CAA. Although the PCAOB currently has full access to inspect and investigate Marcum Asia CPAs LLP, a change in our independent registered public accounting firm or an adverse change in the PCAOB’s ability to inspect any future auditor we retain could subject us to the HFCAA’s requirements. If, in the future, we were to engage an auditor that the PCAOB determines it is unable to inspect or investigate completely for two consecutive years, the SEC would identify us as a Commission-identified Issuer. In that event, our securities would be delisted from the Nasdaq Stock Market and prohibited from trading over the counter in the United States.

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

Our Class A Ordinary Shares are currently listed on the Nasdaq Stock Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Stock Market.

On January 12, 2026, we received a notice (the “Notification Letter”) from Nasdaq stating that we are not in compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2). The Notification Letter has no current effect on the listing or trading of our securities on Nasdaq. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, our company has a compliance period of 180 calendar days, or until July 13, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. In the event that our company does not regain compliance by July 13, 2026, subject to the determination by the staff of Nasdaq, we may be eligible for an additional 180 calendar days compliance period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement of Nasdaq, and provides written notice to Nasdaq of its intention to cure for the minimum bid price requirement. We may implement a reverse stock split to increase the bid price of our Class A Ordinary Shares, but there can be no assurance that we will regain or maintain compliance with Nasdaq’s minimum bid price requirement in a timely manner.

We cannot assure you that we will always be able to continue to meet the financial and corporate governance requirements to qualify for continued listing, including the minimum bid price requirement of the Nasdaq Listing Rules. The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of the Class A Ordinary Shares to decline, which may prevent us from being able to maintain compliance with the minimum bid price requirement of Nasdaq Listing Rules, and result in the Class A Ordinary Shares being suspended or delisted from the Nasdaq Stock Market. If a suspension or delisting of the Class A Ordinary Shares were to occur, there would be significantly less liquidity in the suspended or delisted Class A Ordinary Shares. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.

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

The exercise price for our Warrants is $11.5 per share (subject to adjustment as described in the A&R Warrant Agreement), which exceeds the market price of our Class A Ordinary Shares, which was $0.0193 based on the closing price of our Class A Ordinary Shares on Nasdaq on April 22, 2026. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants.

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

In connection with the audit of our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, we and our independent registered public accounting firms identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2025, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. See “Item 15. Disclosure Controls and Procedures” for details.

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

Our outstanding share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. On a poll, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes at general meetings of our shareholders. As of the date of this annual report, Mr. Lei Zhang beneficially owns all of Class B Ordinary Shares, representing approximately 22.4% of our issued and outstanding share capital, and approximately 46.4% of voting power. This concentration of ownership and the protective provisions in the Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale and reducing the price of the Class A Ordinary Shares. As a result of the foregoing, the value of your investment could be materially reduced.

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

Based on the composition of our income and assets and the estimated value of our assets, we do not believe we were a PFIC for the most recent taxable year ended December 31, 2025.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50%of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes and based upon our historical income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position or that a court will not sustain such a challenge by the IRS.

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

If we (or any of our subsidiaries) are a PFIC for any taxable year, a U.S. Holder of our securities may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Item.10 Additional Information—E. Taxation— United States Federal Income Taxation—Passive foreign investment company rules.” U.S. Holders of our securities are strongly encouraged to consult their tax advisors regarding the potential application of these rules to us and the ownership of our securities.

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

Harnessing the power of technology and our nationwide service network, the digital insurance transaction products offered on our platform connect our ecosystem participants through diversified referral and marketing channels:

●	Integration with insurance carriers’ systems. As of December 31, 2025, we had integrated our platform with the core technology systems of approximately 60 insurance carriers in China. We are one of the very few innovative digital platforms for auto insurance transaction services that connects to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021, according to iResearch. This allows us to swiftly provide quotes from multiple insurance carriers and reduce the time and cost required to issue and deliver insurance policies to consumers.

●	Nationwide service network with deep local penetration. We own an extensive nationwide service network, with 108 branches licensed to sell insurance policies in 25 provinces, autonomous regions and municipalities in China as of December 31, 2025. As of the same date, our local branches had entered into over 1,800 contracts with insurance carrier customers. Through our service network, we build and strengthen relationships with insurance carrier customers, our referral partners, other ecosystem participants and local regulatory authorities. This is crucial for ascertaining and negotiating localized, competitive terms for insurance policies, while keeping abreast of the evolving needs of our ecosystem participants and adapting quickly to the changing regulatory environment.

●	Cooperation with third-party platforms and referral partners. As of December 31, 2025, we maintained collaboration with over 700 third-party platforms and approximately 1.4 million insurance referral partners to expand the platform’s user base. Our third-party platform partners include automotive industry players, such as leading NEV manufacturers, ride-hailing and consumer internet companies. Our referral partners mainly include insurance brokers and auto service professionals. Cooperation with third-party platforms and referral partners allows us to expand the reach of our platform cost-effectively by serving the large and growing customer base of our third-party platform and referral partners. We also enable third-party platforms and referral partners to better serve their customers, diversify their income sources and achieve better economics.

We have diversified our platform with a broad and growing suite of non-auto insurance products. Our strong foothold in the auto insurance market and trusted brand helps to expand product offerings and enhance cross-selling potential as our platform grows. Through Easy-Insur, we offered approximately 71 non-auto insurance types underwritten by a broad range of insurance carriers, covering approximately 20,300 insurance products, including both standard and customized non-auto products, such as non-auto P&C products as of December 31, 2025.

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

We have scaled our business in a capital-efficient manner. We facilitated the issuance of insurance policies with written premiums of RMB22.6 billion, RMB24.3 billion and RMB27.0 billion in 2023, 2024 and 2025, respectively. The number of policies written through our platform in 2023, 2024 and 2025 was approximately 15.8 million, 17.3 million and 20.3 million, respectively. Our growth is propelled by rapid expansion in the number of our referral partners, which reached approximately 1.4 million as of December 31, 2025. Our track record of strong growth required minimal marketing efforts and was largely organic, with a substantial amount of business generated through word-of-mouth referrals. In 2023, 2024 and 2025, substantially all of the insurance transaction volumes on our platform came from our referral partner base. Our net revenue was RMB3,301.4 million, RMB3,473.1 million and RMB3,009.8 million in 2023, 2024 and 2025, respectively. Our net loss was RMB159.6 million, RMB61.2 million and RMB17.8 million in 2023, 2024 and 2025, respectively.

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

●	The auto insurance distribution process is ripe for disruption. For years, the process of purchasing auto insurance remained opaque, cumbersome and manual for most consumers. Multiple layers of intermediaries are typically involved in what is known as a “pyramid” insurance distribution structure, with fees charged by each layer of insurance distribution value chain participants, resulting in lengthy insurance distribution processes and increased costs.

●	Significant pricing disparities exist across insurance carriers, regions and distribution channels. Auto insurance pricing is a complex and region-specific process. The local branches of insurance carriers, at provincial, municipal or district levels, typically determine insurance pricing and underwriting rules based on historical claims experience and local conditions. Auto insurance pricing also depends on changes in the operating targets and strategies of insurance carriers. As a result, pricing for the same coverage can vary widely from one insurance carrier to another, even among different regions and sales channels within the same carriers. This phenomenon is exacerbated by comprehensive reforms in China’s insurance industry introduced in September 2020. As a result of the reforms, auto insurance pricing is not uniform and can vary by over 100% among different insurance carriers for the same vehicle, according to iResearch.

●	With the trend toward digitalization in the insurance industry, digital platforms have become an increasingly important auto insurance distribution channel. According to iResearch, the penetration rate for digital auto insurance transactions in China was approximately 34.8% in 2021, and is expected to reach 72.9% by 2026. Digital platforms have become an increasingly important channel for auto insurance distribution in China, primarily driven by the efficiency and transparency they bring to auto insurance transactions.

●	Regulatory reforms have created new opportunities for insurance technology platforms. In September 2020, PRC regulatory authorities introduced auto insurance industry reforms aimed at optimizing auto insurance cost structures and increasing auto insurance distribution efficiency. This heightens the need for digitalization in the auto insurance industry and creates opportunities for technology and data-driven transaction platforms and SaaS solution providers like us.

●	The continued growth of the NEV sector calls for smart NEV insurance solutions. China’s NEV market experienced a sales surge, reaching 16.5 million units of sales in 2025, representing a year-over-year increase of 28.2%. According to iResearch, China’s NEV auto insurance market, in terms of written premiums, is expected to grow at a CAGR of 42.5% from 2021 to RMB163.7 billion in 2026. NEV manufacturers generally sell directly to consumers and offer streamlined services to consumers over the lifespan of a NEV. This has resulted in significant demand for compliant, transparent, standardized and smart one-stop NEV insurance solutions that cover insurance purchases, claims and after-sales support, with no requirement for NEV manufacturers to acquire insurance brokerage licenses, negotiate packages for NEV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own.

●	A growing and diversifying non-auto insurance market. According to iResearch, the non-auto insurance market in China has been developing rapidly. Non-auto insurance premiums in China grew from RMB3.0 trillion in 2018 to RMB3.7 trillion in 2021 at a CAGR of 7.1% and are expected to reach RMB5.8 trillion in 2026 at a CAGR of 9.2%. As non-auto insurance market develops, insurance carriers offering auto-insurance products are expected to have more opportunities to sell across different types of insurance products by utilizing their mature marketing channels. Non-auto insurance products also tend to have more favorable margins and are less digitalized, and auto insurance carriers with scale and operating leverage can increase the overall profitability and diversify revenue by increasing their non-auto insurance product offerings and seizing digitalization opportunities over time.

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

As of December 31, 2025, we collaborated with approximately 100 insurance carriers, 4,500 insurance intermediaries and 700 third-party platforms, and worked with approximately 1.4 million referral partners on our platform. Our proven data and technology capabilities benefit the entire insurance value chain.

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

Expedite policy underwriting and issuance

Our platform is highly scalable and can easily integrate with the IT infrastructure of most insurance carriers. We had integrated our platform with the core technology systems of approximately 60 insurance carriers in China as of December 31, 2025. Through our digital insurance transaction products, we offer insurance carriers a digital channel to target desired consumers and distribute products cost-effectively, allowing carriers to replace inefficient and expensive insurance agents that manually complete and deliver insurance policies without having to invest in the technology and infrastructure to build and operate their own online distribution networks.

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

Value propositions for insurance referral partners

Offer competitive and diverse insurance products

Our platform allows referral partners to facilitate sales of a wide range of competitive insurance products to consumers. As of December 31, 2025, we had 73 auto and non-auto insurance types, covering approximately 20,300 insurance products underwritten by approximately 100 insurance carriers that are available on our platform to our referral partners. Our auto insurance products cover a comprehensive range of vehicle makes, models and styles, while our non-auto insurance products include both standardized and customized products. Our platform enables referral partners to address a wide range of their customers’ insurance needs by offering different types of insurance products across the auto and non-auto segments and achieve greater transaction volumes and repeat purchases.

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

Value propositions for insurance consumers

Offer competitive pricing

Through partnerships with approximately 100 insurance carriers as of December 31, 2025, we generally offer consumers insurance policies on more favorable terms at better prices than traditional insurance agents. In locations where certain local insurance intermediaries enjoy more favorable policy arrangements with local insurance carriers, we cooperate with these intermediaries to enable our consumers to benefit from more favorable policy arrangements, including better pricing terms.

Access to a comprehensive and diversified suite of insurance products

Our platform grants consumers access to a comprehensive and diversified suite of insurance products, covering both auto and non-auto segments. As of December 31, 2025, we had 73 auto and non-auto insurance types ,covering approximately 20,300 insurance products underwritten by approximately 100 insurance carriers on our platform. Our auto insurance product offerings cover a wide range of vehicle makes, models and styles, and our non-auto insurance product offerings include both standardized and customized products, covering extensive types of products such as non-auto P&C insurance.

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

The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. We started to collaborate with NEV manufacturers in 2022 in offering NEV Insurance Solution, and such collaboration yielded considerable results in 2025. Our NEV Insurance Solution assists NEV manufacturers in building a full-stack digital insurance service system encompassing NEV insurance, one-click renewal, intelligent claims, business management, interface operation and maintenance. Our NEV insurance service platform also provides customized system deployment and one-stop operation services for different business models of NEV manufacturers, and cooperates with NEV manufacturers and insurance carriers to explore the research, development and innovation of intelligent internet insurance based on data mining and large model construction.

We have been continually improving the user experience of our digital insurance transaction products, which have attracted an increasing number of referral partners and consumers. Easy-Insur had approximately 1.1 million, 1.3 million and 1.4 million referral partners as of December 31, 2023, 2024 and 2025, respectively. Referral partners that use Easy-Insur include individual insurance practitioners and other individuals from a broad range of consumer touchpoints. See “—Ecosystem—Referral Partners.” In 2023, 2024 and 2025, gross written premiums of auto insurance policies sold on our digital insurance transaction products were RMB17,742.7 million, RMB18,997.0 million and RMB21,475.0 million, respectively.

Non-auto insurance transaction services and products

We also provide non-auto insurance transaction services. As of December 31, 2025, we offered 71 non-auto insurance types underwritten by a broad range of insurance carriers, covering approximately 20,300 insurance products, including both standard and customized non-auto products, such as non-auto P&C products.

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

In 2023, 2024 and 2025, gross written premiums of non-auto insurance policies sold on our insurance transaction products amounted to RMB4,794.3 million, RMB5,226.2 million and RMB5,400.1 million, respectively.

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

Insurance carriers

We believe we are the “go-to” digital channel partner for auto insurance carriers in China. As of December 31, 2025, we established relationships with a broad and diversified network of approximately 100 insurance carriers of all sizes, including group-wide insurance conglomerates and other medium sized and small insurance carriers.

Digital insurance transaction services

Top insurance carriers in China have increasingly relied on us to facilitate sales of insurance products. In 2025, we facilitated auto insurance transactions with aggregate premiums of RMB21.5 billion, representing an increase of 13.2% from aggregate premiums of RMB19.0 billion in 2024.

We are one of the very few innovative digital platforms for auto insurance transaction services that connect to the core technology systems of all of China’s top 20 property and casualty (“P&C”) insurance carriers in terms of gross written premiums in 2021. As of December 31, 2025, we had connected our platform to the core transaction systems of approximately 60 insurance carriers in China.

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

Through our nationwide network, our local branches had entered into over 1,800 contracts with insurance carrier customers for the sale of auto and non-auto insurance products as of December 31, 2025. This allows us to obtain more favorable terms for insurance policies because such insurance carrier customers typically have more flexibility in pricing specific insurance policies.

Insurance carrier customers typically pay us different transaction service fees in different geographic markets based on the intensity of competition, the number of locally registered vehicles, applicable regulatory requirement, and other factors. In 2023, 2024 and 2025, the transaction fee rate that we received from insurance carriers averaged 14.5%, 14.2% and 11.1%, respectively.

SaaS solution services

We offer Sky Frontier, an AI-based, analytics-driven pricing recommendation engine, to help insurance carriers optimize underwriting and pricing strategies. See “—Services and Products—SaaS Solution Services and Products—Sky Frontier.”

We typically enter into SaaS service agreements with subscribers of Sky Frontier for a fixed term of one year. As of December 31, 2025, we had already entered into SaaS service agreements with approximately 100 insurance carrier customers. We generally charge Sky Frontier’s subscribers a yearly flat fee. In 2023, 2024 and 2025, the subscription revenue generated from Sky Frontier amounted to approximately RMB11.6 million, RMB7.5 million and RMB8.4 million, respectively.

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

Our partnerships with NEV manufacturers empower NEV manufacturers to address the challenges they face with respect to auto insurance. By partnering with us, NEV manufacturers that generally sell direct to consumers can easily deploy our one-stop NEV insurance solutions and deliver NEV consumers streamlined auto insurance services ranging from insurance purchases to claims and after-sales support, without the need to acquire insurance brokerage licenses, negotiate packages for NEV insurance products with insurance carriers, or establish insurance service networks and retain relevant personnel on their own. We believe that the compliant, transparent, standardized and smart NEV insurance solutions offered by us allow NEV manufacturers to transform the way they connect with consumers over the NEV life span, achieve consumer-centric service innovation, increase consumer loyalty, and obtain sustainable competitive advantage in the rapidly evolving NEV sector. In 2025, we formed partnerships with 16 NEV manufacturers leading to approximately 2.0 million policies embedded in new NEV deliveries and corresponding premium of RMB6.3 billion, representing a significant increase as compared to 2024, when we collaborated with more than 15 NEV manufacturers, leading to over 1.1 million policies, and corresponding premium of RMB3.3 billion.

We typically enter into partnership agreements with our third-party platform partners for a term ranging from one year to three years. As of December 31, 2025, we had entered into partnership agreements with over 700 third-party platforms. We typically pay service fees to these third-party platforms for insurance transactions completed by their users through our platform.

Referral partners

Our referral partners direct consumers interested in insurance products to our platform. Referral partners use Easy-Insur to obtain insurance quotes for consumers and help consumers purchase insurance policies. Cooperation with referral partners allows us to access a large and growing consumer base.

We attract referral partners through third-party platform partners, promotional events, training courses and seminars. We also integrate Easy-Insur with applications and systems of third-party platform partners through APIs, enabling users of these platforms to be directed automatically to Easy-Insur to become referral partners and use Easy-Insur for insurance quotes and insurance transaction services. We also attract referral partners by conducting promotional activities with consumer internet companies at auto-related locations, such as automobile dealerships, vehicle repair and maintenance centers and car washes and gasoline stations. As of December 31, 2025, we had approximately 1.4 million referral partners.

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

We typically enter into SaaS service agreements with subscribers of Digital Surge for a fixed term of one year. As of December 31, 2025, we had entered into SaaS service agreements with over 4,500 insurance intermediaries.

Customers may subscribe for Digital Surge’s functions, many of which are offered on a complimentary basis. If a customer has subscribed for Digital Surge and elected to use charged transaction functions, such customer will be charged an annual fee, which may vary based on the type of charged services such customer selects. In 2023, 2024 and 2025, subscription revenue from Digital Surge amounted to RMB5.1 million, RMB6.0 million and RMB3.4 million, respectively.

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

We have established an extensive nationwide network, consisting of 108 branches licensed to sell insurance policies in 25 provinces, autonomous regions and municipalities in China and approximately 320 service personnel as of December 31, 2025.

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

As of December 31, 2025, we had connected our “Solid Rock” system with the core transaction systems of approximately 60 insurance carriers in China. Integration with insurance carriers’ transaction systems requires strong and long-term relationships with insurance carriers, as well as technology capabilities to integrate with different transaction systems used by insurance carriers in China. We believe this differentiates us from our competitors and is a key factor for our success.

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

For example, auto insurance carriers in China were required to update their systems in accordance with the Guiding Opinions on Implementing Comprehensive Reform of Auto Insurance issued by CBIRC (currently known as the NFRA) on September 19, 2020 (the “Guiding Opinions”). Following the issuance of the Guiding Opinions, we not only upgraded our technology systems overnight to synchronize with nine insurance carriers’ updated transaction systems, but also completed technology upgrades to simultaneously adapt to the updated transaction systems of all other insurance carrier partners within two months. As of December 31, 2025, our technology systems underwent over 14,000 smooth and uninterrupted updates, including updates to support new functions of the digital insurance transaction and insurance SaaS solution products, as well as updates to synchronize with the changes in our insurance carrier partners’ transaction systems or policies.

Cloud providers such as Alibaba Cloud host our applications, websites, APIs, software and supporting services. Cloud computing allows us to efficiently allocate our IT resources, improve the management of our systems and lower our labor costs.

As of December 31, 2025, we had a team of 67 research and development personnel, accounting for 46.9% of our total number of headquarters employees, responsible for developing, maintaining and improving our technology infrastructure, including applications, websites, APIs, software and technology systems.

In 2023, 2024 and 2025, our research and development expenses were RMB57.2 million, RMB37.9 million and RMB37.2 million, accounting for 18.6%, 16.8% and 20.5% of our total operating expenses.

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

As of December 31, 2025, we had registered 69 trademarks, 164 software copyrights and 10 domain names, including chechegroup.com, in China. Information contained on, or that can be accessed through our website is not incorporated by reference into this annual report and you should not consider such information to be part of this annual report.

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

Regulation of Anti-money laundering

Based on the Administrative Measures for the Anti-money Laundering Work in the Insurance Industry, effective from October 1, 2011, the CBIRC (currently known as the NFRA) organizes, coordinates and directs policies concerning anti-money laundering in the insurance industry. Under these measures, insurance companies, insurance asset management companies, professional insurance agencies and insurance brokers are required to materially improve their anti-money laundering related internal control competence on the basis of real-name policy issuance and on the principle of complete customer materials, traceable transaction records and regulated funds operation.

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

On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-up of the Value-Added Telecommunications Services (the “Circular”). The Circular states that the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services and the pilot programs will be initially launched in several regions, including Beijing Comprehensive Demonstration Zone for the Expansion and Opening up of Service Industries, Shanghai’s Lingang New Area within the China (Shanghai) Pilot Free Trade Zone, Hainan Free Trade Port, and the Shenzhen Pilot Demonstration Zone of Socialism with Chinese Characteristics. In the regions approved to launch pilot programs, foreign ownership restrictions in certain value-added telecommunications business will be removed, including internet data centers, content delivery networks, internet service providers, online data processing and transaction processing, and information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations) and information protection and processing services. Foreign invested enterprises conducting these services in approved pilot regions are required to obtain approval from the MIIT in accordance with applicable law and regulations. The Circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

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

According to the Cybersecurity Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress on November 7, 2016, last amended on October 28, 2025 and effective from January 1, 2026, network service providers must comply with laws and regulations and ensure network security, effectively respond to cybersecurity incidents, prevent illegal and criminal activities committed on the network, and maintain the integrity, confidentiality and availability of network data.

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

On February 12, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which came into effect on May 1, 2025. According to such measures, the term “compliance audit of personal information protection” refers to the supervisory activities that review and evaluate whether the personal information processing activities performed by personal information processors comply with laws and administrative regulations. Personal information processors that process personal information of more than 10 million individuals shall carry out a compliance audit of personal information protection at least once every two years.

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

Value-added Tax

According to the Value-added Tax Law of the PRC (the “VAT Law”), which was promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and came into effect on January 1, 2026, and the Regulations for the Implementation of the Value-Added Tax Law of the PRC, which was promulgated by the State Council on December 25, 2025 and came into effect on January 1, 2026, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax (the “VAT”). Unless provided otherwise, the VAT rate (i) shall be 13% for selling goods, providing processing, repair, and replacement services, leasing tangible movable property, or importing goods; (ii) shall be 9% for providing transportation, postal, basic telecommunications, construction, or real estate leasing services, selling real estate, transferring land use rights, or selling or importing agricultural products, tap water, heating, books, pesticides, and other specified goods; (iii) shall be 6% for providing services or intangible assets; (iv) shall be zero for exporting goods or for domestic entities and individuals engaging in cross-border sales of services or intangible assets within the scope specified by the State Council. On April 4, 2018, Ministry of Finance and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates (the “Circular 32”), according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 took effect on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

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

Contractual arrangements with the VIE and its shareholders

As a Cayman Island company, we are classified as a foreign enterprise under PRC laws and regulations, and WFOE is a foreign invested entity (an “FIE”). FIEs are subject to a number of restrictions under PRC laws and regulations. In particular, the Affiliated Entities hold ICP licenses for internet information services, which are classified as value-added telecommunication services (Category II). As these services are subject to strict business licensing requirements, including limitations on foreign ownership and in order to have greater flexibility in carrying out business and implementing business strategies in compliance with PRC laws and regulations, we and the PRC Subsidiaries operate our businesses in China mainly through the VIE and its subsidiaries. As of December 31, 2024 and 2025, the VIE and its subsidiaries accounted for an aggregate of 73.9% and 69.9% of consolidated total assets, respectively, and 75.1% and 72.4% of our consolidated total liabilities, respectively. In 2023, 2024 and 2025, the VIE and its subsidiaries accounted for an aggregate of 93.9%, 84.2% and 79.6%, respectively, of our consolidated total net revenues.

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

We are headquartered in Beijing and had leased an aggregate of over 7,500 square meters of office space in 25 provinces, autonomous regions and municipalities in China as of December 31, 2025. We lease our premises through lease agreements with unrelated third parties.

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

We provide insurance transaction services and insurance SaaS solutions to insurance carriers, and insurance transaction services and insurance SaaS solutions to certain insurance intermediaries. As a result, our revenue growth depends on our ability to maintain relationships with these insurance carriers and insurance intermediaries. As of December 31, 2025, we collaborated with approximately 100 insurance carriers and 4,500 insurance intermediaries.

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

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Insurance transaction services income	3,275.2	99.2	3,447.4	99.3	2,989.8	99.3
SaaS and technical service income*	25.1	0.8	20.8	0.6	14.1	0.5
Others*	1.1	0.0	4.9	0.1	6.0	0.2
Total net revenues	3,301.4	100.0	3,473.1	100.0	3,009.9	100.0

*	Technical service income was reclassified from “Others” to “SaaS income” and renamed as “SaaS and technical services income” for all periods presented. See Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

For our insurance transaction services business, we charge insurance carrier customers and other intermediaries a percentage of the insurance premiums generated from insurance transactions facilitated through our platform. Revenue generated from insurance transaction services is primarily affected by (1) the number of policies written through our platform, which increased by 9.5% from 15.8 million in 2023 to 17.3 million in 2024, and further increased by 17.3% to 20.3 million in 2025, (2) the gross premiums of transactions written through our platform, which increased by 7.5% from RMB22.6 billion in 2023 to RMB24.3 billion in 2024, and further increased by 11.1% to RMB27.0 billion in 2025, and (3) the written premiums from embedded policies through partnership with NEV companies, which increased by 127.8% from RMB1.4 billion in 2023 to RMB3.3 billion in 2024, and further increased by 91.0% to RMB6.3 billion in 2025. Our service fee rate was 14.5%, 14.2% and 11.1% in 2023, 2024 and 2025, respectively.

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

Revenue generated from Sky Frontier decreased from RMB11.6 million in 2023 to RMB7.5 million in 2024, primarily due to the decrease in the number of paying customers from 17 in 2023 to 9 in 2024. Revenue generated from Sky Frontier increased from RMB7.5 million in 2024 to RMB8.4 million in 2025, primarily due to the increase in the number of paying customers from 9 in 2024 to 12 in 2025.

Revenue generated from Digital Surge remained relative stable at RMB6.0 million in 2024, compared to RMB5.1 million in 2023. Revenue generated from Digital Surge decreased from RMB6.0 million in 2024 to RMB3.4 million in 2025, primarily due to a decrease in unit price, and a decrease in the number of paying customers from 1,241 in 2024 to 760 in 2025.

Revenue generated from technical services remained stable at RMB7.3 million in 2023, 2024 and decreased to RMB2.3 million 2025.

Revenues from other services include fees generated from our automotive after-sales service to third-party companies and individual consumers.

Cost of Revenues

We collaborate with referral partners and other third parties in the provision of insurance transaction services and SaaS services. Our cost of revenues primarily consists of cost of referral partners, service fee paid to third-party payment platforms, and other costs. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Cost of referral partners	3,017.9	95.5	3,199.1	96.5	2,748.0	96.4
Service fee paid to third-party payment platforms	129.5	4.1	101.7	3.1	89.1	3.1
Other costs	13.8	0.4	13.6	0.4	12.4	0.5
Total cost of revenues	3,161.2	100.0	3,314.4	100.0	2,849.5	100.0

Cost of referral partners refers to referral fees paid by us to referral partners and third-party platform partners, as a certain percentage of the insurance transaction service income generated from the insurance transactions referred by them. Our referral partners increased from approximately 1.1 million as of December 31, 2023 to approximately 1.3 million as of December 31, 2024, and further increased to approximately 1.4 million as December 31,2025. As we continue to scale our business, we are able to improve our ability to negotiate more favorable referral fee rates with referral partners and third-party platform partners, which enables us to reduce referral fee rate for each transaction and manage our costs of revenues for referral partners.

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

In November 2015, we adopted the 2015 Incentive Plan to grant options to relevant directors, officers, senior management, employees and non-employees. Option awards were granted with an exercise price determined by our board of directors. In January 2020, the 2015 Incentive Plan was terminated with the concurrent grant of replacement awards under the 2019 Incentive Plan. In January 2020, we adopted the 2019 Equity Incentive Plan to grant options and restricted shares to relevant directors, officers, other employees and non-employees. Option awards were granted with an exercise price determined by the board of directors. The options granted under the 2019 Equity Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 50% vested on grant date and another 50% vested on anniversary; or (iii) 25% vested on each anniversary for vesting schedule of four years. The restricted shares granted under the 2019 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each anniversary or 6.25% vested on each quarter for vesting schedule of four years; or (iii) 50% vested on each anniversary for vesting schedule of two years. Our 2023 Equity Incentive Plan was adopted in September 2023. The stock options granted under the 2023 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 50% vested on grant date and another 50% vested on anniversary; (iii) 50% vested on each anniversary for vesting schedule of two years; or (iv) 25% vested on each anniversary for vesting schedule of four years. The restricted shares granted under the 2023 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each quarter for vesting schedule of one year; or (iii) 100% vested on one-year anniversary.

The weighted average grant date fair value of options granted in 2023, 2024 and 2025 was RMB42.1761 (US$5.9404) . RMB15.1110 (US$2.0702) and RMB17.6163 (US$2.5191), respectively. The fair values of the restricted shares granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the year ended December 31,
	2023	2024	2025
Options*
Fair value per share (US$)	6.33-6.37	0.79-0.80	0.68~1.04
Discount rate (after tax)	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.88%	4.58%	4.11%~4.24%
Expected volatility	64.2%	65.7%	59.65%~73.81%
Contractual term (in years)	10	10	10
Discount for lack of marketability (“DLOM”)	Not applicable	Not applicable	Not applicable

For the year ended December 31,
	2023	2024	2025
Restricted shares
Fair value per share (US$)	4.90-5.45	Not applicable	Not applicable
Discount rate (after tax)	15.0%-16.0%	Not applicable	Not applicable
Discount for lack of marketability (“DLOM”)	5%-10%	Not applicable	Not applicable

The following table sets forth the breakdown of share-based compensation expenses by our expense line items for the periods presented.

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in millions, except percentages)
Selling and marketing expenses	30.7	27.9	5.7	16.8	3.1	12.7
General and administrative expenses	67.5	61.4	26.3	77.6	20.4	83.6
Research and development expenses	11.6	10.5	1.9	5.6	0.9	3.7
Cost of revenues	0.2	0.2	0.0	0.0	0.0	0.0
Total	110.0	100.0	33.9	100.0	24.4	100.0

Discussion of Certain Balance Sheet Items

The following is a discussion of selected balance items that are material to us. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

Accounts Receivable

Accounts receivable mainly represents amount due from insurance transaction services customers. The increase in the accounts receivable was primarily caused by customers’ stricter budget control in 2025.

Accounts Payable

Accounts payable mainly includes payment to the cost of referral partners and third-party platform partners. Accounts payable increased from RMB725.8 million as of December 31, 2024 to RMB842.7 million as of December 31, 2025, which was consistent with the increase of accounts receivable.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the laws of the Cayman Islands, we are not subject to tax on income or capital gains, nor are we subject to withholding tax on any payment of dividends. The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. If a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities”, then such company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. All companies whether a relevant entity or not is required to file an annual report with the Registrar of Companies of the Cayman Islands confirming whether or not it is carrying on any relevant activities.

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

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Beijing Cheche and Baodafang, as Beijing Cheche was entitled to a preferential tax rate of 15% from 2022 to 2024 and from 2025 to 2027 for its High and New Technology Enterprise (“HNTE”) status, and Baodafang was entitled to a preferential tax rate of 15% from 2023 to 2025 for its HNTE status, subject to annual evaluation and a requirement that they re-apply for the HNTE status every three years.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where we were incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied. To the extent that the PRC Subsidiaries, VIE and its subsidiaries have undistributed earnings, we will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2024 and 2025, we did not record any such withholding tax of the PRC Subsidiaries, VIE and its subsidiaries in the PRC as they are still in accumulated deficit position.

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

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Net revenues	3,301,418	100.0	3,473,139	100.0	3,009,845	100.0
Cost of revenues	(3,161,193)	(95.8)	(3,314,377)	(95.4)	(2,849,487)	(94.7)
Gross profit	140,225	4.2	158,762	4.6	160,358	5.3
Operating expenses:
Selling and marketing expenses	(111,454)	(3.4)	(79,501)	(2.3)	(68,249)	(2.3)
General and administrative expenses	(139,385)	(4.2)	(107,857)	(3.1)	(75,758)	(2.5)
Research and development expenses	(57,167)	(1.7)	(37,947)	(1.1)	(37,238)	(1.2)
Total operating expenses	(308,006)	(9.3)	(225,305)	(6.5)	(181,245)	(6.0)
Operating loss	(167,781)	(5.1)	(66,543)	(1.9)	(20,887)	(0.7)
Other expenses:
Interest income	5,398	0.2	6,037	0.2	3,236	0.1
Interest expense	(1,446)	(0.0)	(838)	(0.0)	(2,279)	(0.1)
Foreign exchange (losses)/gains	(2,546)	(0.1)	(2,810)	(0.1)	4,805	0.2
Government grants	12,371	0.4	887	0.0	1,879	0.1
Changes in fair value of warrant	1,702	0.1	2,634	0.1	1,476	0.0
Changes in fair value of amounts due to related party	(7,524)	(0.2)	(757)	(0.0)	(4,461)	(0.1)
Others, net	(127)	(0.0)	(137)	(0.0)	(1,964)	(0.1)
Loss before income tax	(159,953)	(4.8)	(61,527)	(1.8)	(18,195)	(0.6)
Income tax credit	363	0.0	291	0.0	406	0.0
Net loss	(159,590)	(4.8)	(61,236)	(1.8)	(17,789)	(0.6)
Non-GAAP measure:
Adjusted net (loss)/income (1)	(33,192)	(1.0)	(24,789)	(0.7)	11,648	0.4

(1)	Adjusted net (loss)/income is defined as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, changes in fair value of warrant, changes in fair value of amounts due to related party, listing related professional expenses and dispute resolution expenses. Adjusted net loss is not a measure required by, or presented in accordance with, U.S. GAAP. The use of the non-GAAP measure has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For further details, see “—Non-GAAP Financial Measure.”

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

The table below sets forth a reconciliation of our net loss to adjusted net (loss)/income for the years indicated:

	Year ended December 31,
	2023	2024	2025
	(RMB in thousands)
Net loss	(159,590)	(61,236)	(17,789)
Add:
Share-based compensation expense	109,983	33,869	24,352
Amortization of intangible assets related to acquisition	2,100	2,100	2,100
Changes in fair value of warrant	(1,702)	(2,634)	(1,476)
Changes in fair value of amounts due to related party	7,524	757	4,461
Listing related professional expenses	8,493	-	-
Dispute resolution expenses	-	2,355	-
Adjusted net (loss)/income	(33,192)	(24,789)	11,648

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues. Our net revenues decreased by 13.3% from RMB3,473.1 million in 2024 to RMB3,009.8 million in 2025, which was mainly driven by a higher proportion of NEV premiums, which carry a lower insurance service fee rate, within total written premiums, which increased to 23.4% from 13.6%.

Cost of revenues. Our cost of revenues decreased by 14.0% from RMB3,314.4 million in 2024 to RMB2,849.5 million in 2025, which was mainly due to a decline in net revenues and higher gross margin driven by the rapid growth of the NEV business.

Selling and marketing expenses. Our selling and marketing expenses decreased by 14.2% from RMB79.5 million in 2024 to RMB68.2 million in 2025, primarily due to the decrease in staff costs and share-based compensation expenses. As a result, selling and marketing expenses as a percentage of net revenues remained 2.3% in 2024 and 2025. Excluding share-based compensation expenses, the percentage would increased from 2.1% in 2024 to 2.2% in 2025.

General and administrative expenses. Our general and administrative expenses decreased by 29.8% from RMB107.9 million in 2024 to RMB75.8 million in 2025, primarily due to the decrease in share-based compensation expenses, professional service fees and staff costs. Excluding share-based compensation expenses and dispute resolution expenses, our general and administrative expenses would decrease by 30.2% from 2024 to 2025, primarily due to the decrease in professional service fees and staff costs.

Research and development expenses. Our research and development expenses decreased by 1.9% from RMB37.9 million in2024 to RMB37.2 million in 2025, primarily due to the decreases in share-based compensation expenses and staff costs. Excluding share-based compensation expenses, our research and development expenses would increase by 0.9% from 2024 to 2025, and would increase as a percentage of net revenues from 1.0% to 1.2%.

Interest expense. Our interest expense increased by 172.0% from RMB0.8 million in 2024 to RMB2.3 million in 2025, primarily due to the increase of our borrowings in 2025.

Net loss. As a result of the foregoing, we incurred a net loss of RMB17.8 million in 2025, as compared to a net loss of RMB61.2 million in 2024.

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

B. Liquidity and Capital Resources

In 2024 and 2025, our principal source of liquidity was cash generated from financing activities.

As of December 31, 2024 and 2025, we had cash and cash equivalents of RMB117.5 million and RMB144.5 million, respectively. As of December 31, 2024 and 2025, we had amounts due to related party of RMB45.8 million and RMB50.6 million, respectively.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2023	2024	2025
	(RMB in thousands)
Net cash used in operating activities	(26,950)	(114,135)	(40,550)
Net cash generated from/(used in) investing activities	12,822	(15,600)	35,397
Net cash generated from financing activities	140,345	1,945	55,404
Effect of foreign exchange rate changes on cash and cash equivalents	2,230	1,870	(2,126)
Net increase/(decrease) in cash and cash equivalents and restricted cash	128,447	(125,920)	48,125
Cash and cash equivalents and restricted cash at beginning of the year	119,945	248,392	122,472
Cash and cash equivalents and restricted cash at end of the year	248,392	122,472	170,597

Operating Activities

Net cash used in operating activities in 2025 was RMB40.6 million, primarily due to the net loss of RMB17.8 million, and (1) net cash outflow of RMB51.8 million from changes in operating assets and liabilities, which was primarily driven by an increase of RMB162.1 million in accounts receivable, an increase of RMB12.8 million in prepayments and other current assets, a decrease of lease liabilities of RMB6.0 million, a decrease of accrued expenses and other current liabilities of RMB1.1 million, partially offset by an increase of RMB116.9 million in accounts payable, an increase of RMB10.6 million in tax payable, an increase of RMB3.3 million in salary and welfare benefits payable, partially offset by (2) adjustments primarily consisting of share-based compensation expense of RMB24.4 million, amortization of right-of-use asset of RMB5.6 million, changes in fair value of amounts due to related party of RMB4.5 million, amortization of intangible assets of RMB2.1 million, partially offset by foreign exchange gains of RMB4.8 million, changes in fair value of warrant of RMB1.5 million, provision of allowance for current expected credit losses of negative RMB1.2 million.

Net cash used in operating activities in 2024 was RMB114.1 million, primarily due to the net loss of RMB61.2 million, mainly adjusted by (1) adjustments primarily consisting of share-based compensation expense of RMB33.9 million, amortization of right-of-use asset of RMB5.3 million, amortization of intangible assets of RMB2.1 million, provision of allowance for current expected credit losses of RMB3.4 million, depreciation of property equipment and leasehold improvement of RMB1.1 million, foreign exchange losses of RMB2.8 million, dispute resolution expenses of RMB2.4 million incurred to settle the dispute with a security holder, and changes in fair value of amounts due to related party of RMB0.8 million, and (2) net cash outflow of RMB102.2 million from changes in operating assets and liabilities, which was primarily driven by an increase of RMB519.6 million in accounts receivable, a decrease of accrued expenses and other current liabilities of RMB5.4 million, a decrease of lease liabilities of RMB4.2 million and a decrease of RMB2.5 million in contract liabilities, partially offset by an increase of RMB408.9 million in accounts payable, an increase of RMB11.1 million in tax payable, an increase of RMB6.8 million in salary and welfare benefits payable, and a decrease of prepayments and other current assets of RMB2.7 million.

Net cash used in operating activities in 2023 was RMB27.0 million, primarily due to the net loss of RMB159.6 million, partially offset by (1) adjustments primarily consisting of share-based compensation expense of RMB110.0 million, amortization of right-of-use asset of RMB8.4 million, changes in fair value of amounts due to related party of RMB7.5 million, amortization of intangible assets of RMB2.1 million, provision of allowance for current expected credit losses of RMB1.2 million, depreciation of property equipment and leasehold improvement of RMB1.0 million, and foreign exchange losses of RMB2.5 million, and (2) net cash inflow of RMB2.0 million from changes in operating assets and liabilities, primarily driven by an increase of RMB89.7 million in accounts payable, an increase of RMB10.3 million in salary and welfare benefits payable and an increase of RMB3.4 million in contract liabilities, and partially offset by an increase of RMB65.6 million in accounts receivable, a decrease of accrued expenses and other current liabilities of RMB17.7 million, a decrease of lease liabilities of RMB9.0 million and an increase of prepayments and other current assets of RMB7.0 million.

Investing Activities

Net cash generated from investing activities in 2025 was RMB35.4 million, primarily due to proceeds from short-term investments of RMB52.2 million, partially offset by purchase of short-term investment of RMB16.8 million.

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

Financing Activities

Net cash generated from financing activities in 2025 was RMB55.4 million, primarily due to cash received from short-term borrowings from bank of RMB102.5 million and cash received from long-term borrowings from bank of RMB10.0 million, partially offset by repayment of short-term borrowings of RMB52.0 million and cash payment of amounts to third party of RMB5.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

Capital Expenditures

We incur capital expenditures primarily for purchases of property, equipment and software. Our capital expenditures were RMB0.5 million, RMB1.7 million and RMB0.1 million in 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by
	Total	2026 – 2029	Thereafter
	(RMB in thousands)
Operating lease commitments	6,137	6,137	-
Amounts due to related party	54,421	54,421	-
Total	60,558	60,558	-

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

As of December 31, 2024 and 2025, the VIE and its subsidiaries accounted for an aggregate of 73.9% and 69.9% of the consolidated total assets, respectively, and 75.1% and 72.4% of the consolidated total liabilities, respectively. In 2023, 2024 and 2025, the VIE and its subsidiaries accounted for an aggregate of 93.9%, 84.2% and 79.6%, respectively, of our consolidated total net revenues.

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

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill as of December 31, 2024 and 2025 was related to our acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that we represent the lowest level within the entity at which goodwill is monitored for internal management purposes. We have the option to choose whether we will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, goodwill was RMB84.6 million and RMB84.6 million, respectively.

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

Directors and Executive Officers*	Age	Position/Title
Lei Zhang	44	Chairman and Chief Executive Officer
Wenting Ji	50	Chief Financial Officer
Yanjun Liu	46	Chief Operating Officer
Jianxiang Zhou	48	Chief Technology Officer
Ting Lin	41	Chief Strategy Officer
Huichuan Ren	56	Director
Shengwen Rong	57	Independent Director
Liqun Li	57	Independent Director
Xiufang Li	60	Independent Director

Mr. Lei Zhang founded Beijing Cheche Technology Co., Ltd. (“Beijing Cheche”) and served as the chief executive officer since then. He has served as the chairman of the board of CCT since September 2018 and later the chief executive officer and chairman of the board of Cheche Group Inc. since September 2023 following the completion of the Business Combination. Prior to founding Beijing Cheche, he served as chief executive officer of CloudPower Technology Co., Ltd. from 2010 to 2014. Mr. Zhang also served as an executive vice president of Datang Capital Co., Ltd. from 2008 to 2010. He served as a senior manager in global technology service department at Huawei Technologies Co., Ltd. from 2001 to 2006. Mr. Zhang received a bachelor’s degree in computer science and technology from Wuhan University of Technology in 2001 and a master’s degree from the PBC School of Finance, Tsinghua University in 2024.

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

Mr. Shengwen Rong has served as our independent director since September 2023. Mr. Rong also currently serves as the Finance BP leader for Global Products and Functions at ByteDance, Inc. From 2017 to 2018, Mr. Rong served as the senior vice president and then the chief financial officer at Yixia Technology Co., Ltd. Prior to that, Mr. Rong served as the chief financial officer at Quixey, Inc. from 2015 to 2016, the chief financial officer at UCWeb from 2012 to 2014, and the chief financial officer at Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) from 2010 to 2012. Currently, Mr. Rong serves as an independent director at Mogu Inc. (Nasdaq: MOGU), and has also served as an independent director at SuperX AI Technology Ltd (Nasdaq: SXAI) since November 2025. Mr. Rong is a certified public accountant in the United States. Mr. Rong received a bachelor’s degree in international finance from Renmin University of China, a master’s degree in accounting from West Virginia University and a master’s degree in business administration from University of Chicago Booth School of Business.

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

B. Compensation

In 2025, we paid an aggregate of approximately RMB2.1 million in cash to our executive officers and executive directors, and US$96,000 to independent directors as a group. In addition, we made contributions to such officers and executive directors’ pension, medical insurance, unemployment insurance, housing fund and other statutory benefits as required by PRC law, which totaled approximately RMB0.3 million in 2025. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. In 2025, 8,000 restricted Class A Ordinary Shares were granted to our independent directors pursuant to awards granted under the 2023 Plan, of which 1,500 restricted Class A Ordinary Shares had vested and been issued in December 2025. In 2025, options to purchase 44,000 Class A Ordinary Shares were granted to our executive officer under the 2019 Equity Incentive Plan and the 2023 Equity Incentive Plan, with an exercise price of $0.1 per share, which will expire on March 31,2035.

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

2019 Equity Incentive Plan

We adopted the 2019 Equity Incentive Plan in January 2020, under which we granted equity incentive awards to eligible employees, consultants and non-employee directors in order to attract, motivate and retain talented individuals. Pursuant to the terms of the Business Combination, we have assumed the options and restricted shares awards granted under the 2019 Equity Incentive Plan. The maximum number of shares issuable under the 2019 Equity Incentive Plan is 9,824,105 Class A Ordinary Shares. As of December 31, 2025, options and restricted shares awards covering 9,823,974 Class A Ordinary Shares were outstanding under the 2019 Equity Incentive Plan, and 131 Class A Ordinary Shares were issuable upon awards to be granted in the future under the 2019 Equity Incentive Plan. The principal terms of the 2019 Equity Incentive Plan are substantially the same as the 2023 Equity Incentive Plan, which are discussed below.

2023 Equity Incentive Plan

The maximum number of shares issuable under the 2023 Plan is 8,048,326 Class A Ordinary Shares. The following paragraphs summarize the principal terms of the 2023 Plan. As of December 31, 2025, options and restricted shares awards covering 5,104,152 Class A Ordinary Shares were outstanding under the 2023 Equity Incentive Plan, and 2,944,174 Class A Ordinary Shares were issuable upon awards to be granted in the future under the 2023 Equity Incentive Plan.

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

Name	Restricted Class A Ordinary Shares	Class A Ordinary Shares Underlying the Options(1)		Exercise Price (US$/Share)	Date of Grant	Date of Expiration(1)
Lei Zhang	-	-		-	-	-
Wenting Ji	-	*	US$	0.10	From January 31, 2024 to March 31, 2025	From January 31, 2034 to March 31, 2035
Yanjun Liu	*	*	US$	0.10	From April 1, 2021 to March 31, 2025	From December 31, 2033 to March 31, 2035
Jianxiang Zhou	2,754,417	*	US$	0.10	From January 1, 2023 to March 31, 2025	From March 1, 2034 to March 31, 2035
Ting Lin	-	-		-	-	-
Huichuan Ren	-	-		-	-	-
Shengwen Rong	*	-		-	From December 1, 2023 to September 14, 2025	-
Liqun Li	*	-		-	From December 1, 2023 to September 14, 2025	-
Xiufang Li	*	-		-	From December 1, 2023 to September 14, 2025	-
All directors and executive officers as a group	2,823,958	254,150

*	Represents less than 1% of our total outstanding shares on an as converted basis.

(1)	Not applicable to restricted Class A Ordinary Shares.

As of the date of this annual report, options and restricted shares awards covering an aggregate of 11,927,968 Class A Ordinary Shares were granted to other grantees as a group pursuant to awards granted under the 2019 Equity Incentive Plan and the 2023 Equity Incentive Plan. Options granted to other grantees have an exercise price ranging from US$0.01 to US$8.85 per share and will expire on the tenth anniversary of the date of grant.

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

A director will be removed from office automatically if, among other things, the director (1) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (2) is found to be or becomes of unsound mind, (3) resigns his or her office by notice in writing to the Company, (4) without special leave of absence from the board of directors of the Company, is absent from meetings of the board of directors of the Company for three consecutive meetings and the board of directors of the Company resolves that his office be vacated, or (5) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D. Employees

We had a total of 469 full-time employees as of December 31, 2025. The following table provides a breakdown of our employees as of December 31, 2025 by function:

Function	Number
Headquarters
Technology	67
Finance	10
General and administrative	37
Others	29
Subtotal	143

Cheche Insurance Sale & Service Division
Administrative	24
Finance	42
Service	260
Subtotal	326
Total	469

As of December 31, 2025, 127 of our employees were based in the headquarters in Beijing and corporate offices in Guangdong province. The rest of our employees were based in other provinces in China. 46.9% of the employees at our headquarters were technology-related personnel as of December 31, 2025.

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

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 83,021,561 Ordinary Shares issued and outstanding the date of this annual report (excluding 709,432 Class A Ordinary Shares held in treasury), consisting of (1) 64,425,057 Class A Ordinary Shares, and (2) 18,596,504 Class B Ordinary Shares, and does not include 10,608,609 Class A Ordinary Shares issuable upon the exercise of the Warrants and the Innoven Warrants.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	Voting Power
5% shareholders:
Hugou Inc. (1)	-	18,596,504	22.4%	46.4%
Cicw Holdings Limited (2)	7,615,380	-	9.2%	6.3%
Beijing Zhongyun Ronghui Investment Center, LLP (3)	4,569,556	-	5.5%	3.8%
LIAN JIA ENTERPRISES LIMITED (4)	4,716,378	-	5.7%	3.9%
Entities affiliated with Tencent Holdings Ltd (5)	11,172,000	-	13.5%	9.3%
Directors and Executive Officers
Lei Zhang	17,500	18,596,504	22.4%	46.4%
Wenting Ji	*	-	*	*
Yanjun Liu	*	-	*	*
Jianxiang Zhou	2,733,917	-	3.3%	2.3%
Ting Lin	-	-	-	-
Huichuan Ren	-	-	-	-
Shengwen Rong	*	-	*	*
Liqun Li	*	-	*	*
Xiufang Li	*	-	*	*
All directors and executive officers as a group	2,806,658	18,596,504	25.8%	48.7%

*	representing shareholding less than 1.0%

†	Except as indicated otherwise below, the business address of our directors and executive officers is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(1)	Represent 18,596,50 Class B Ordinary Shares directly held by Hugou Inc., a company incorporated in the British Virgin Islands, which is wholly owned by EL Capitan Inc., a company incorporated in the British Virgin Islands. GIL Trust Limited is the sole shareholder of EL Capitan Inc., and acts as the trustee for Teton Trust. Mr. Lei Zhang is the settlor and investment advisor of Teton Trust, and therefore is deemed to have the sole voting and dispositive power over the 18,596,504 Class B Ordinary Shares directly held by Hugou Inc. Hugou Inc. acquired the 18,596,504 Class B Ordinary Shares from Mutong Holding Limited (which is wholly owned by Lei Zhang) in October 2024 for no consideration. The registered address of Hugou Inc. is Craigmuir Chambers, Tortola, Road Town VG1110, British Virgin Islands.

(2)	Represent 7,615,380 Class A Ordinary Shares held by Cicw Holdings Limited, a company incorporated under the laws of the British Virgin Islands, according to a Schedule 13G filed on October 26, 2023. The registered address of Cicw Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Cicw Holdings Limited is controlled by Feng Zhang, a director of the VIE. The business address of Feng Zhang is 8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue Xicheng District, Beijing 100088, China.

(3)	Represent 4,979,556 Class A Ordinary Shares held by Beijing Zhongyun Ronghui Investment Center, LLP, a limited liability partnership organized incorporated under the laws of the PRC, according to a Schedule 13G filed on October 25, 2023. The address of Beijing Zhongyun Ronghui Investment Center, LLP is Room 507, Unit 2, 5th Floor, Building 1, No. 19 Xianlongshan Road, Haidian District, Beijing, China. Beijing Zhongyun Ronghui Investment Center, LLP’s general partner is Beijing Tianyun Ronghui Management Co., Ltd., which is ultimately controlled by Suning Tian.

(4)	Represent 4,727,780 Class A Ordinary Shares held by LIAN JIA ENTERPRISES LIMITED, a company incorporated under the laws of the British Virgin Islands, according to a Schedule 13G filed on February 20, 2024. The registered address of LIAN JIA ENTERPRISES LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. LIAN JIA ENTERPRISES LIMITED is wholly owned by Industrial and Financial (HK) Investment Limited, which is an indirect wholly-owned subsidiary of China CITIC Financial Asset Management Co, Ltd. (previously known as China Huarong Asset Management Co., Ltd.). The business address of China CITIC Financial Asset Management Co, Ltd. is No. 8 Financial Street, Xicheng District, Beijing, China.

(5)	Represents the sum of (i) 8,937,600 Class A Ordinary Shares issued to Image Frame Investment (HK) Limited and (ii) 2,234,400 Class A Ordinary Shares issued to TPP Fund II Holding F Limited. Image Frame Investment (HK) Limited is a company incorporated under the laws of Hong Kong, and its address is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. TPP Fund II Holding F Limited is incorporated under the laws of Cayman Islands, and its registered address is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Image Frame Investment (HK) Limited and TPP Fund II Holding F Limited are ultimately controlled by Tencent Holdings Limited. The business address of Tencent Holding Limited is 29/F., Three Pacific Place No. 1 Queen’s Road East Wanchai, Hong Kong.

To our knowledge, as of the date of this annual report, 53,673,821 of our Class A ordinary shares are held by three record holders in the United States, representing approximately 77.7% of our total outstanding Ordinary Shares on an as converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Equity Incentive Plan” and “—B. Compensation—2023 Equity Incentive Plan.”

Contractual Arrangements with the VIE and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Other Related Party Transactions

The following table set forth related parties transaction entered into by us during the period indicated.

	Year ended December 31,
	2023	2024	2025
	(RMB in thousands)
Repayment of borrowings from related party
Fanhua Group(1)	(12,610)	(10,000)	-

	As of December 31,
Balances with related party	2024	2025
	(RMB in thousands)
Amounts due to related party
Fanhua Group	45,811	50,626

Notes:

(1)	The amount due to Fanhua Group represents a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% on October 26, 2017. In 2021, we repaid the aggregated principal amount of RMB6.3 million to Fanhua Group. In 2023, we repaid the aggregated amount of RMB12.6 million to Fanhua Group. In 2024, we repaid the aggregated principal of RMB10.0 million to Fanhua Group. As of December 31, 2025, the balance of the corporate borrowings from Fanhua Group was RMB50.6 million.

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

As of December 31, 2025, the balance of the Corporate Borrowings from Fanhua Group was RMB50.6 million, and the remaining balance of the Corporate Borrowings from Fanhua Group will be mature on October 26, 2026, which caused the presentation of the borrowing reclassified from non-current liabilities to current liabilities.

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

In light of our holding company structure and the VIE structure, our ability to pay dividends to the shareholders, and to service any debt we may incur, may depend upon dividends paid by WFOE to us and service fees paid by the Affiliated Entities to WFOE, despite that we may obtain financing at the holding company level through other methods. However, the WFOE and the Affiliated Entities in China are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to us, which, if failed, may restrict their ability to pay dividends or make payment to us. Under PRC laws and regulations, WFOE is permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, WFOE and the Affiliated Entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, the PRC Subsidiaries and the Affiliated Entities are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances, which restricted portion amounted to RMB370.5 million and RMB500.6 million as of December 31, 2024 and 2025, respectively.

B. Significant Changes

A discussion of significant changes since December 31, 2025 is provided under Item 4 of this annual report. Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since December 31, 2025.

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

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, on a poll, each Class A Ordinary Share shall entitle the holder thereof to one vote and each Class B Ordinary Share shall entitle the holder thereof to three votes. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in the Amended and Restated Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in writing in the usual or common form or any other form approved by our board of directors.

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

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class of shares, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares or any class of shares issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to such shares.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulation of Tax.”

Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of Class A Ordinary Shares and Warrants. The discussion does not address the tax consequences under U.S. state, local, or non-U.S. tax laws. This discussion addresses only those holders of Class A Ordinary Shares and Warrants that are U.S. Holders (as defined below) and that hold their Class A Ordinary Shares and Warrants as capital assets (generally, property held for investment), and does not consider all aspects of U.S. federal income taxation that may be relevant to a holder of Class A Ordinary Shares and Warrants subject to special rules, including:

●	banks and other financial institutions;

●	brokers;

●	dealers or traders in securities, commodities or currencies;

●	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	qualified foreign pension funds (and entities wholly owned by one or more qualified foreign pension funds);

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	U.S. expatriates and certain former or long-term residents of the United States;

●	holders other than U.S. Holders;

●	persons that (directly, indirectly, or constructively) own five percent or more of our shares (by vote or value);

●	persons that acquired Class A Ordinary Shares or Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold Class A Ordinary Shares or Warrants as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; and

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, gift or estate tax, or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Class A Ordinary Shares or Warrants that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Class A Ordinary Shares or Warrants through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Class A Ordinary Shares or Warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. Partners of any partnership holding Class A Ordinary Shares or Warrants are urged to consult their tax advisors.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES AND WARRANTS. EACH HOLDER OF CLASS A ORDINARY SHARES AND WARRANT IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS.

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

For non-corporate U.S. Holders, subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of the investment interest deduction limitations), dividends generally will be taxed at the lower rates applicable to long-term capital gains (see “—Gain or loss on sale or other taxable disposition of Class A Ordinary Shares or Warrants” below) only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States, we are not treated as a PFIC at the time the dividend is paid or in the preceding taxable year and certain holding period requirements are met. Our Class A Ordinary Shares are listed on Nasdaq but there can be no assurance that our Class A Ordinary Shares will be considered readily tradeable in this regard. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to the Class A Ordinary Shares.

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

Gain or loss on sale or other taxable disposition of Class A Ordinary Shares or Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Class A Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year at the time of such sale or other taxable disposition.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition with respect to the Class A Ordinary Shares or Warrants and (ii) the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants, respectively. Long-term capital gain recognized by a non-corporate U.S. Holder is generally eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

In the event we are deemed to be a PRC resident enterprise under the EIT Law and gain from the disposition of the Class A Ordinary Shares or Warrants is subject to tax in PRC, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC-source gain for foreign tax credit purposes under the United States-PRC income tax treaty. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the Class A Ordinary Shares or Warrants unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category).

Exercise, lapse or redemption of Warrants

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Class A Ordinary Shares on the exercise of a Warrant for cash. A U.S. Holder’s initial tax basis in Class A Ordinary Shares received upon exercise of the Warrant generally will equal the sum of the U.S. Holder’s initial tax basis in the Warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to its tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the Warrants surrendered. If the cashless exercise were not a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares will commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange of a portion of the Warrants surrendered in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of Warrants having a value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the sum of the U.S. Holder’s initial tax basis in the Warrants exercised and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the Warrants or the day following the date of exercise of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

While not free from doubt, a redemption of Warrants for Class A Ordinary Shares should be treated as a “recapitalization” for U.S. federal income tax purposes. Accordingly, subject to the PFIC rules discussed below, a U.S. Holder should not recognize any gain or loss on the redemption of Warrants for Class A Ordinary Shares. In such event, a U.S. Holder’s aggregate tax basis in the Class A Ordinary Shares received in the redemption generally should equal the U.S. Holder’s aggregate tax basis in the Warrants redeemed and the holding period for the Class A Ordinary Shares should include the U.S. Holder’s holding period for the surrendered Warrants. However, there is some uncertainty regarding this tax treatment, and it is possible such a redemption could be treated in part as a taxable exchange in which gain or loss would be recognized in a manner similar to that discussed above for a cashless exercise of Warrants. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the tax consequences of a redemption of Warrants for Class A Ordinary Shares.

Subject to the PFIC rules described below, if Warrants are redeemed for cash or if Warrants are purchased in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above in “Sale or other taxable disposition of Class A Ordinary Shares or Warrants.”

Passive foreign investment company rules

The treatment of U.S. Holders of Class A Ordinary Shares and Warrants could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

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

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes and based upon our historical income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurances that the IRS will not take a contrary position or a court will not sustain such a challenge by the IRS.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Warrants, and, in the case of Class A Ordinary Shares, the U.S. Holder did not make an applicable PFIC election (described below), such U.S. Holder generally would be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

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

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. However, we do not intend to provide a PFIC Annual Information Statement, which will preclude U.S. Holders from making or maintaining a QEF election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and costs are denominated in Renminbi. As of December 31,  2024 and 2025, our cash, cash equivalents and restricted cash denominated in RMB were RMB53.2 million and RMB82.7 million, accounting for 43.4% and 48.5% of our total cash, cash equivalents and restricted cash, respectively. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the Class A Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while the Class A Ordinary Shares will trade in U.S. dollars.

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

Financial instruments that potentially subject us to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2024 and 2025, our cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on the material weaknesses described below, our chief executive officer and chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weaknesses, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31 2023, 2024 and 2025, we and our independent registered public accounting firms identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was not effective due to the material weaknesses as described above.

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

C. Attestation Report of the Independent Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2025, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2023	2024	2025
	RMB	RMB	RMB
	(in thousands)
Audit fees (1)	7,000	6,200	2,643
Tax fees (2)	-	26	-

*	(1) Audit fees represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual consolidated financial statements, and audit services that are normally provided by the principal audit in connection with regulatory filings or engagements for those fiscal years.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 18, 2025, upon the approval of the Board and the Audit Committee, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC ZT”) as our independent registered public accounting firm and appointed Marcum Asia CPAs LLP (“Marcum Asia”), effective on the same date, for the fiscal year ended December 31, 2025.

PwC ZT’s audit reports on the consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, and the subsequent interim period through July 18, 2025, there were no “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F) with PwC ZT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no “reportable events” (as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F), except for the material weaknesses in internal control over financial reporting, including (i) insufficient accounting personnel with requisite knowledge of U.S. GAAP for certain equity transactions, leases, and expected credit losses, and (ii) lack of formal financial closing policies and effective controls over period-end closing procedures and preparation and review of the consolidated financial statements. The Audit Committee discussed these material weaknesses with PwC ZT, and we authorized PwC ZT to respond fully to Marcum Asia’s inquiries concerning such matters.

We provided PwC ZT with a copy of the disclosures made herein and requested that PwC ZT furnish a letter to the SEC stating whether it agrees with the above statements. A copy of PwC ZT’s letter, dated July 18, 2025, is filed as Exhibit 15.4 to this annual report.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through July 18, 2025, neither we, nor anyone on behalf of us, has consulted Marcum Asia regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as defined in Item 16F of Form 20-F). Marcum Asia is aware of the material weaknesses described above and understands it is a reportable event. For details, see the current report on Form 6-K furnished with the SEC on July 18, 2025.

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

There were no cybersecurity incidents during the year ended December 31, 2025 that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information—D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBT

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Cheche Group Inc., as currently in effect (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

2.1	Description of Securities (incorporated herein by reference to Exhibit 2.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2024)

2.2	Specimen Class A Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.3	Specimen Class B Ordinary Share Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.4	Specimen Warrant Certificate of Cheche Group Inc. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

2.5	Warrant Assignment Agreement dated August 7, 2023 by and among Cheche Group Inc, Prime Impact and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.1***	Agreement and Plan of Merger, dated as of January 29, 2023, by and among Cheche Technology Inc., Cheche Group Inc., Cheche Merger Sub Inc. and Prime Impact Acquisition I. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.2	Form of A&R Registration Rights Agreement by and among Cheche Group Inc., Prime Impact Cayman LLC and certain other parties named therein (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.3	Form of Subscription Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein (incorporated by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.4	Form of Backstop Agreement dated September 11, 2023 by and among Cheche Group Inc., Prime Impact Acquisition I and certain investor named therein (incorporated by reference to Exhibit 4.4 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.5	Form of Sponsor Subscription Agreement dated September 14, 2023, by and among Cheche Group Inc., Prime Impact Acquisition I and Prime Impact Cayman LLC (incorporated by reference to Exhibit 4.5 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.6	2023 Equity Incentive Plan(incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.7	English translation of the executed form Spousal Consent granted by the spouse of the individual shareholder of Beijing Cheche Technology Co., Ltd. and a schedule of all executed spousal undertaking adopting the same form. (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.8	English translation of Equity Interest Pledge Agreements among Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.9	English translation of the executed form Power of Attorney by shareholders of Beijing Cheche Technology Co., Ltd. and a schedule of all executed power of attorney adopting the same form (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.10	English translation of Exclusive Business Cooperation Agreement between Cheche Technology (Ningbo) Co., Ltd. and Beijing Cheche Technology Co., Ltd. dated November 22, 2018. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.11	English translation of Exclusive Option Agreements among Cheche Technology Inc., Cheche Technology (Ningbo) Co., Ltd., Beijing Cheche Technology Co., Ltd. and shareholders of Beijing Cheche Technology Co., Ltd. dated June 18, 2021 and November 14, 2022, respectively (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.12	Form of Shareholder Support Agreement, by and among certain shareholders of Cheche Technology Inc, Cheche Technology Inc., Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.2 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.13	Sponsor Support Agreement, dated as of January 29, 2023, by and among certain shareholders of Prime Impact, Cheche Technology Inc, Cheche Group Inc. and Prime Impact Acquisition I (incorporated by reference to Exhibit 10.1 of Prime Impact’s Current Report on Form 8-K filed with the SEC on January 30, 2023).

4.14	Amendment to the Sponsor Support Agreement dated as of September 14, 2023 (incorporated by reference to Exhibit 4.14 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.15	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023).

4.16	Form of Irrevocable Waiver (incorporated by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

4.17	Letter Agreement dated as of September 13, 2023, by and among Prime Impact Acquisition I, Cheche Technology Inc., and Cheche Group Inc., among others. (incorporated by reference to Exhibit 4.17 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

8.1	List of subsidiaries. (incorporated by reference to Exhibit 8.1 to the Shell Company Report on Form 20-F (Reg. No. 001-41801) filed with the SEC on September 27, 2023).

10.1	2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (Reg. No. 333-275739), initially filed with the SEC on November 24, 2023).

10.2	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (Reg. No. 333-275739), initially filed with the SEC on November 24, 2023).

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2024)

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant

12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Han Kun Law Offices

15.4	Letter of PricewaterhouseCoopers Zhong Tian LLP to the U.S. Securities and Exchange Commission dated July 18, 2025 (incorporated by reference to Exhibit 16.1 to the Current Report on Form 6-K furnished by the Registrant with the SEC on July 18, 2025).

97.1	Cheche Group Inc. Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Inline XBRL for the cover page of this Annual Report on Form 20-F(embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
***	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cheche Group Inc.

Date: April 27, 2026	By:	/s/ Lei Zhang
	Name:	Lei Zhang
	Title:	Director, Chief Executive Officer

CHECHE GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Cheche Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cheche Group Inc. (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

New York, New York

April 27, 2026

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.cn

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cheche Group Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of  Cheche Group Inc. and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 18, 2025

We served as the Company’s auditor from 2021 to 2025.

CHECHE GROUP INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2024	As of December 31, 2025
		RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents		117,472	144,511
Restricted cash		-	5,000
Short-term investments		35,423	226
Accounts receivable, net	4	982,479	1,145,752
Prepayments and other current assets	5	45,436	60,059
Total current assets		1,180,810	1,355,548
Non-current assets:
Restricted cash		5,000	21,086
Property, equipment and leasehold improvement, net	6	1,368	831
Intangible assets, net	7	5,950	3,850
Right-of-use assets	9	5,653	6,453
Goodwill	8	84,609	84,609
Other non-current assets		4,530	2,477
Total non-current assets		107,110	119,306
TOTAL ASSETS		1,287,920	1,474,854
LIABILITIES
Current liabilities
Accounts payable		725,815	842,728
Short-term borrowings	10	30,000	80,500
Contract liabilities	2 o)	1,781	1,044
Salary and welfare benefits payable		80,377	83,686
Tax payable	12	12,011	22,657
Amounts due to related party	21	-	50,626
Accrued expenses and other current liabilities	13	25,248	19,206
Short-term lease liabilities	9	3,037	4,727
Total current liabilities		878,269	1,105,174
Non-current liabilities
Deferred tax liabilities	11	1,488	963
Long-term lease liabilities	9	2,137	801
Long-term borrowings	10	-	9,800
Amounts due to related party	21	45,811	-
Deferred revenue	2 t)	1,432	1,432
Warrant	22	3,032	1,512
Total non-current liabilities		53,900	14,508
TOTAL LIABILITIES		932,169	1,119,682
Commitments and contingencies (Note 20)

CHECHE GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2024	As of December 31, 2025
		RMB	RMB

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$ 0.00001 par value, 5,000,000,000 and 5,000,000,000 shares (4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares) authorized as of December 31, 2024 and 2025, respectively; 80,321,873 and 83,020,061 shares (64,423,557 Class A ordinary shares and 18,596,504 Class B ordinary shares) issued and outstanding as of December 31, 2024 and 2025, respectively)*		6	6
Treasury stock*		(1,025)	(1,025)
Additional paid-in capital*		2,525,741	2,550,197
Accumulated deficit		(2,175,057)	(2,192,846)
Accumulated other comprehensive income/(loss)		6,086	(1,160)
TOTAL SHAREHOLDERS’ EQUITY:		355,751	355,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,287,920	1,474,854

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these consolidated financial statements

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Net revenues	15	3,301,418	3,473,139	3,009,845
Cost of revenues	16	(3,161,193)	(3,314,377)	(2,849,487)
Gross profit		140,225	158,762	160,358
Operating expenses:
Selling and marketing expenses		(111,454)	(79,501)	(68,249)
General and administrative expenses		(139,385)	(107,857)	(75,758)
Research and development expenses		(57,167)	(37,947)	(37,238)
Total operating expenses		(308,006)	(225,305)	(181,245)
Operating loss		(167,781)	(66,543)	(20,887)
Other expenses:
Interest income		5,398	6,037	3,236
Interest expense		(1,446)	(838)	(2,279)
Foreign exchange (losses)/gains		(2,546)	(2,810)	4,805
Government grants		12,371	887	1,879
Changes in fair value of warrant		1,702	2,634	1,476
Changes in fair value of amounts due to related party	21	(7,524)	(757)	(4,461)
Others, net		(127)	(137)	(1,964)
Loss before income tax		(159,953)	(61,527)	(18,195)
Income tax benefit	11	363	291	406
Net loss		(159,590)	(61,236)	(17,789)
Accretions to preferred shares redemption value		(762,169)	-	-
Net loss attributable to the Cheche’s ordinary shareholders		(921,759)	(61,236)	(17,789)
Net loss		(159,590)	(61,236)	(17,789)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax		1,621	4,739	(6,892)
Fair value changes of amounts due to related party due to own credit risk	21	(405)	197	(354)
Total other comprehensive income/(loss)		1,216	4,936	(7,246)
Total comprehensive loss		(158,374)	(56,300)	(25,035)
Accretions to preferred shares redemption value	14	(762,169)	-	-
Comprehensive loss attributable to the Cheche’s ordinary shareholders		(920,543)	(56,300)	(25,035)
Net loss attributable to the Cheche’s ordinary shareholders per share	19
Basic		(20.30)	(0.78)	(0.22)
Diluted		(20.30)	(0.78)	(0.22)
Weighted average number of ordinary shares*
Basic		45,415,205	78,043,661	82,581,013
Diluted		45,415,205	78,043,661	82,581,013
Share-based compensation expenses included in		(109,983)	(33,869)	(24,352)
Cost of revenues		(191)	(12)	(3)
Selling and marketing expenses		(30,688)	(5,690)	(3,053)
General and administrative expenses		(67,519)	(26,272)	(20,443)
Research and development expenses		(11,585)	(1,895)	(853)

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

		Ordinary shares*		Treasury stock*		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	(loss)/income	deficit	(deficit)/equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		31,780,394	2	(2,885,826)	(1,025)	25	(66)	(1,259,479)	(1,260,543)
Net loss		-	-	-	-	-	-	(159,590)	(159,590)
Share-based compensation	18 a)	1,500	-	-	-	109,983	-	-	109,983
Ordinary share issuance	14	1,317,874	-	-	-	18,930	-	(18,930)	-
Preferred shares redemption value accretion	14	-	-	-	-	(86,347)	-	(675,822)	(762,169)
Conversion of Preferred Shares to Class A ordinary shares	3	35,190,468	3	-	-	2,321,047	-	-	2,321,050
PIPE financing – Prime Impact Cayman LLC (the “Sponsor”)	3	634,228	-	-	-	8,609	-	-	8,609
PIPE financing – World Dynamic Limited	3	1,300,000	-	-	-	93,436	-	-	93,436
PIPE financing – Goldrock Holdings Limited	3	500,000	-	-	-	35,863	-	-	35,863
Capitalization of PIPE financing costs	3	-	-	-	-	(4,953)	-	-	(4,953)
Reverse Recapitalization transaction	3	4,716,245	-	-	-	(4,720)	-	-	(4,720)
Foreign currency translation adjustment		-	-	-	-	-	1,621	-	1,621
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(405)	-	(405)
Balance at December 31, 2023		75,440,709	5	(2,885,826)	(1,025)	2,491,873	1,150	(2,113,821)	378,182

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

		Ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	income	deficit	equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024		75,440,709	5	(2,885,826)	(1,025)	2,491,873	1,150	(2,113,821)	378,182
Net loss		-	-	-	-	-	-	(61,236)	(61,236)
Share-based compensation	18 a)	4,881,164	1	-	-	33,868	-	-	33,869
Foreign currency translation adjustment		-	-	-	-	-	4,739	-	4,739
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	197	-	197
Balance at December 31, 2024		80,321,873	6	(2,885,826)	(1,025)	2,525,741	6,086	(2,175,057)	355,751

		Ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Note	Shares	Amount	Shares	Amount	capital*	income/(loss)	deficit	equity
			RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2025		80,321,873	6	(2,885,826)	(1,025)	2,525,741	6,086	(2,175,057)	355,751
Net loss		-	-	-	-	-	-	(17,789)	(17,789)
Share-based compensation	18 a)	2,698,188	-	515,531	-	24,456	-	-	24,456
Foreign currency translation adjustment		-	-	-	-	-	(6,892)	-	(6,892)
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(354)	-	(354)
Balance at December 31, 2025		83,020,061	6	(2,370,295)	(1,025)	2,550,197	(1,160)	(2,192,846)	355,172

The accompanying notes are an integral part of these consolidated financial statements.

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net Loss	(159,590)	(61,236)	(17,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and leasehold improvement	1,049	1,134	473
Amortization of right-of-use asset	8,410	5,260	5,600
Amortization of intangible assets	2,100	2,100	2,100
Changes in fair value of warrant	(1,702)	(2,634)	(1,476)
Changes in fair value of amounts due to related party	7,524	757	4,461
Share-based compensation expense	109,983	33,869	24,352
Provision/(reversal) of allowance for current expected credit losses	1,203	3,387	(1,218)
Foreign exchange losses/(gains)	2,546	2,810	(4,805)
Loss on disposal of property, equipment and leasehold improvement	46	816	90
Dispute resolution expenses	-	2,355	-
Deferred income tax	(525)	(525)	(525)
Changes in operating assets and liabilities:
Accounts receivable	(65,602)	(519,617)	(162,055)
Prepayments and other current assets	(7,028)	2,655	(12,795)
Accounts payable	89,712	408,947	116,913
Contract liabilities	3,407	(2,514)	(737)
Salary and welfare benefits payable	10,306	6,768	3,309
Tax payable	(2,128)	11,061	10,646
Accrued expenses and other current liabilities	(17,680)	(5,353)	(1,050)
Lease liabilities	(8,981)	(4,175)	(6,044)
Net cash used in operating activities	(26,950)	(114,135)	(40,550)
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(549)	(1,663)	(75)
Proceeds from disposal of property, equipment and intangible assets	22	12	48
Loan provided to a third party	-	(10,000)	-
Loan repaid by a third party	-	10,000	-
Placement of short-term investments	(42,722)	(186,471)	(16,778)
Cash received from maturities of short-term investments	56,071	172,522	52,202
Net cash generated from/(used in) investing activities	12,822	(15,600)	35,397

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from financing activities:
Cash received from short-term borrowings from bank (Note 10(1))	20,000	30,000	102,500
Cash repayments of short-term borrowings to bank (Note 10(1))	-	(20,000)	(52,000)
Cash receipt of the debt proceeds (Note 13)	-	5,000	-
Cash repayments of short-term borrowings to a third party	-	-	(5,000)
Cash received from long-term borrowings from bank	-	-	10,000
Cash repayments of long-term borrowings to bank	-	-	(200)
Cash repayments of amounts due to a related party (Note 21(a)(i))	(12,610)	(10,000)	-
Proceeds from exercise of share-based awards			104
Proceeds from PIPE financing – Prime Impact Cayman LLC (Note 3)	8,609	-	-
Proceeds from PIPE financing – World Dynamic Limited (Note 3)	93,436	-	-
Proceeds from PIPE financing – Goldrock Holdings Limited (Note 3)	35,863	-	-
Cash payment for PIPE financing cost (Note 3)	(4,953)
Cash payment for settling a dispute with a security holder	-	(3,055)	-
Net cash generated from financing activities	140,345	1,945	55,404
Effect of foreign exchange rate changes on cash and cash equivalents	2,230	1,870	(2,126)
Net increase/(decrease) in cash and cash equivalents and restricted cash	128,447	(125,920)	48,125

CHECHE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash and cash equivalents and restricted cash at beginning of the year	119,945	248,392	122,472
Cash and cash equivalents and restricted cash at end of the year	248,392	122,472	170,597
Reconciliation to amounts on consolidated balance sheet:
Restricted cash at end of the year	5,000	5,000	26,086
Cash and cash equivalents at end of the year	243,392	117,472	144,511
Supplemental disclosures of cash flow information:
Cash payments of interest expense	(898)	(584)	(2,017)
Cash paid for income tax	(162)	(234)	(119)
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	762,169	-	-
Conversion of Preferred Shares into Class A ordinary shares	2,321,050	-	-
Right-of-use assets obtained in exchange for obligations	5,602	6,843	7,047
Right-of-use assets released due to termination of lease contracts	(1,666)	(6,179)	(648)

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Principal Activities

Cheche Group Inc. (the “Company” or “Cheche Group”) was incorporated in the Cayman Islands in January 2023 as an exempted company with limited liability. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of VIE (collectively referred to as the “Group”). Cheche Technology Inc. (“CCT”) and Cheche Technology (Canada) Ltd. (“Cheche Canada”) are wholly owned subsidiaries of the Company. Cheche Technology (HK) Limited (“Cheche HK”) is a wholly owned subsidiary of CCT. Baodafang Technology Co., Ltd. (“Baodafang”) is a wholly owned subsidiary of Cheche HK. Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo”) is wholly foreign-owned enterprise (the “WFOE”). The Group conducted its business in the People’s Republic of China (the “PRC” or “China”) through a series of contractual agreements entered into by the WFOE with the VIE based in China. The Group is primarily engaged in the operation of providing insurance transaction services, Software-as-a-Service (“SaaS”) services and other services in China.

The following sets forth the Company’s consolidated subsidiaries, VIE and subsidiaries of VIE are as follows:

Subsidiaries	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Cheche Technology Inc. (“CCT”)	Cayman Islands, 2018	100%	Investment holding
Cheche Technology (Canada) Ltd. (“Cheche Canada”)	Canada, 2025	100%	Investment holding
Cheche Technology (HK) Limited (“Cheche HK”)	Hong Kong, China, 2018	100%	Investment holding
Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo” or “wholly foreign-owned enterprise” or “WFOE” or “primary beneficiary of the VIE”)	Ningbo, China, 2018	100%	Technical support and consulting services
Baodafang Technology Co., Ltd. (“Baodafang”)	Beijing, China, 2020	100%	Technology service and SaaS services

VIE	Place and year of incorporation	Percentage of direct or indirect economic interest	Principal activities
Beijing Che Yu Che Technology Co., Ltd. (“Beijing Cheche”)	Beijing, China, 2014	100%*	Technology service

Subsidiaries of VIE	Place and year of incorporation/ acquisition	Percentage of direct or indirect economic interest	Principal activities
Cheche Insurance Sales & Service Co., Ltd. (“Cheche Insurance”)	Guangzhou, China, 2017	100%*	Insurance brokerage
Huicai Insurance Brokerage Co., Ltd.	Beijing, China, 2016	100%*	Dormant
Cheche Zhixing (Ningbo) Auto Service Co., Ltd.	Ningbo, China, 2019	100%*	Dormant

*	The WFOE has 100% beneficial interests in the consolidated VIE (including its subsidiaries).

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

In accordance with the contractual agreements, the Company could (1) exercise the shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE and subsidiaries of VIE, (2) absorb substantially all of the expected losses and receive substantially expected residual returns of the VIE and subsidiaries of VIE; and (3) has an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIE and subsidiaries of VIE when and to the extent permitted by PRC law. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the paid-in capital of the VIE amounting to approximately RMB65.3 million and RMB65.3 million as of December 31, 2024 and 2025, as well as certain non-distributable statutory reserves amounting to approximately nil and nil as of December 31, 2024 and 2025. As the VIE are incorporated as a limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. As the Group is conducting certain business in the PRC through the VIE, the Company would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support, which could expose the Group to a loss.

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following consolidated financial information of the VIE after the elimination of inter-company transactions between the VIE and its subsidiaries as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	31,958	54,927
Restricted cash	-	5,000
Short-term investments	3,000	226
Accounts receivable, net	781,857	821,560
Prepayments and other current assets	31,575	53,827
Amounts due from intra-Group companies	3,016	2,949
Total current assets	851,406	938,489
Non-current assets:
Restricted cash	5,000	-
Property, equipment and leasehold improvement, net	1,239	777
Intangible assets, net	5,950	3,850
Right-of-use assets	5,653	6,453
Goodwill	84,609	84,609
Other non-current assets	225	-
Total non-current assets	102,676	95,689
TOTAL ASSETS	954,082	1,034,178
LIABILITIES
Current liabilities:
Accounts payable	551,214	622,496
Short-term borrowings	10,000	39,800
Contract liabilities	125	3
Salary and welfare benefits payable	60,838	64,127
Tax payable	7,077	12,099
Amounts due to related party	-	50,626
Accrued expenses and other current liabilities	17,166	13,028
Short-term lease liabilities	3,037	4,727
Amounts due to intra-Group companies	149,056	196,798
Total current liabilities	798,513	1,003,704
Non-current liabilities:
Deferred tax liabilities	1,488	963
Long-term lease liabilities	2,137	801
Amounts due to related party	45,811	-
Deferred revenue	1,432	1,432
Amounts due to intra-Group companies	230,705	225,128
Total non-current liabilities	281,573	228,324
TOTAL LIABILITIES (without recourse to the primary beneficiary)	1,080,086	1,232,028

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues
- earned from external parties	3,083,306	2,924,578	2,394,433
- earned from intra-Group companies	6,682	9,433	9,434
Total revenues	3,089,988	2,934,011	2,403,867
Cost of revenues and operating expenses
- arising from external parties transactions	(3,186,349)	(2,958,256)	(2,427,880)
- arising from intra-Group transactions	(1,651)	(1,458)	(69,049)
Total cost of revenues and operating expenses	(3,188,000)	(2,959,714)	(2,496,929)
Net loss	(100,142)	(29,819)	(95,799)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash flows from operating activities:
Net cash generated from/(used in) transactions with intra-Group companies	35,000	8,455	(13,973)
Net cash generated from transactions with external parties	108,170	34,824	11,832
Net cash generated from/(used in) operating activities	143,170	43,279	(2,141)
Net cash (used in)/generated from transactions with external parties	(686)	(4,830)	3,767
Net cash (used in)/generated from investing activities	(686)	(4,830)	3,767
Net cash used in transactions with intra-Group companies	(63,485)	(87,821)	(3,457)
Net cash (used in)/generated from transactions with third-parties	(7,563)	(5,000)	24,800
Net cash (used in)/generated from financing activities	(71,048)	(92,821)	21,343
Net increase/(decrease) in cash and cash equivalents	71,436	(54,372)	22,969

Liquidity

The Group has incurred recurring operating losses since its inception, including net loss of RMB159.6 million, RMB61.2 million, and RMB17.8 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities were RMB27.0 million, RMB114.1 million and RMB40.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB2,175.1 million and RMB2,192.8 million as of December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as generating operational cash flows and continuing to gain support from outside sources of financing. The Group had a positive working capital (defined as total current assets deducted by total current liabilities) of RMB250.4 million, also the Group had RMB144.5 million, in cash and cash equivalents, as well as the credit line of Bank of Beijing RMB10.2 million (due in May 2027) and China CITIC Bank RMB9.3 million (due in December 2026) has not been used as of December 31, 2025. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

All transactions and balances among the Company, its subsidiaries, VIE and subsidiaries of VIE have been eliminated upon consolidation.

c)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on the consolidated financial statements as previously reported.

d)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, provision of current expected credit losses of receivables, the impairment of goodwill, fair value of amounts due to related party and warrant, as well as the valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

e)	Functional currency and foreign currency translation

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

2. Significant Accounting Policies (Continued)

e)	Functional currency and foreign currency translation (Continued)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange (losses)/gains in the consolidated statements of operations and comprehensive loss.

f)	Fair value measurements

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

g)	Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2024 and 2025, there were cash at bank denominated in US dollars amounting to approximately US$9.6 million (RMB69.3 million) and US$9.5 million (RMB66.8 million), respectively, and denominated in RMB amounting to approximately RMB48.2 million and RMB77.7 million, respectively.

As of December 31, 2024 and 2025, the Group had approximately RMB58.1 million and RMB87.6 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 49.4% and 60.6% of total cash and cash equivalents of the Group, respectively. As of December 31, 2024 and 2025, the Group had RMB5.0 million and RMB26.1 million restricted cash, respectively. Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance transaction services and a USD 3 million deposit was pledged to Bank of Beijing as collateral for a RMB 20 million loan borrowed by Baodafang from the bank. Restricted cash is classified into current and non-current assets based on the maturities of term deposits. The Group had no other lien arrangements for the years ended December 31, 2023, 2024 and 2025.

2. Significant Accounting Policies (Continued)

h)	Short-term investments

Short-term investments represent bank deposits with original maturities of more than three months but within one year and wealth management products. In accordance with Accounting Standards Codification (“ASC”) 825, Financial Instruments, for wealth management products with interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as interest income. As of December 31, 2024 and 2025, the Group had approximately RMB32.4 million and RMB0.23 million bank deposits; RMB3.0 million and nil wealth management products, respectively. Interest earned is recorded as interest income, amounting to RMB0.16 million, RMB0.08 million and RMB0.01 million, in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2024 and 2025, respectively.

i)	Expected credit losses of receivables

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

Accounts receivable is recorded at the invoiced amount and do not bear interest. As of December 31, 2024 and 2025, the Group’s accounts receivable consists primarily of receivables from insurance transaction services customers. The Group recorded current expected credit loss expense of RMB1.2 million, RMB3.2 million and negative RMB1.2 million for the years ended December 31, 2023, 2024 and 2025, respectively.

j)	Property, equipment and leasehold improvement, net

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

k)	Intangible assets, net

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

2. Significant Accounting Policies (Continued)

l)	Impairment of long-lived assets

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

m)	Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2024 and 2025 were related to its acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017 (Note 8). In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

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

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. The Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the years ended December 31, 2023, 2024 and 2025. At December 31, 2024 and 2025, goodwill was RMB84.6 million and RMB84.6 million, respectively.

n)	Warrant

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

2. Significant Accounting Policies (Continued)

o)	Revenue recognition

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

2. Significant Accounting Policies (Continued)

o)	Revenue recognition (Continued)

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

Other Services

The Group provides automotive after-sales service to third-party companies or individual consumers. The Group satisfies its performance obligation through delivering automotive after-sales service and receives service fee from the third-party companies and individual consumers.

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

During the years ended December 31, 2023, 2024 and 2025, the Group recognized revenue amounted to RMB0.9 million, RMB4.3 million and RMB1.4 million, respectively that was included in the corresponding opening contract liabilities balance of RMB0.9 million, RMB4.3 million and RMB1.8 million at December 31, 2022, 2023 and 2024, respectively. As of December 31, 2025, the aggregate amount of transaction price allocated to the unsatisfied performance obligations is RMB1.0 million, which was recorded under contract liabilities and to be recognized as revenues in one year.

During the years ended December 31, 2023, 2024 and 2025, the Group did not have any arrangement where the performance obligations has already been satisfied in the past year but recognized the corresponding revenue in the current year.

As of December 31, 2024 and 2025, there was no contract assets.

Accounts receivable mainly represent amounts due from insurance transaction services customers, when the Group has satisfied its performance obligations and has the unconditional right to payment. They are carried at net realizable value. As of December 31, 2024 and 2025, the Group’s accounts receivables, net were RMB982.5 million and RMB1,145.8 million, respectively. Please see Note 4 for additional information.

2. Significant Accounting Policies (Continued)

o)	Revenue recognition (Continued)

Practical Expedients

The Group has elected to use the following practical expedients as allowed under ASC Topic 606:

(i)	Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

(ii)	Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

p)	Cost of revenue

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

q)	Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits, subcontracted development expenses incurred for the development and enhancement to the Company’s online platform including SaaS platform, and mobile applications.

r)	Selling and marketing expenses

Selling and marketing expenses consist primarily of salary and welfare benefits, share-based compensation expenses to the Group’s sales and marketing personnel, amortization and depreciation expenses. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses.

s)	General and administrative expenses

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

t)	Government grants

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

2. Significant Accounting Policies (Continued)

t)	Government grants (Continued)

Deferred government grants included RMB1.4 million, RMB1.4 million and RMB1.4 million for the years ended December 31, 2023, 2024 and 2025 being the unamortized portion of a grant of nil, nil and nil the Group received in 2023, 2024 and 2025, respectively, for long-term operation. As of December 31, 2024 and 2025, the Group has not fulfilled the conditions attached to the government grants. As the Group does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred revenue.

u)	Leases

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of December 31, 2024 and 2025. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

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

2. Significant Accounting Policies (Continued)

v)	Share-based compensation

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

w)	Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and subsidiaries of VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB63.4 million and RMB70.6 million as of December 31, 2024 and 2025.

x)	Taxation

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

2. Significant Accounting Policies (Continued)

x)	Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2024 and 2025, respectively.

As of December 31, 2025, the tax years ended December 31, 2020 through 2024   for the Group’s subsidiaries in the PRC and the VIE are generally subject to examination by the PRC tax authorities.

y)	Related parties

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

z)	Net loss per share

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

2. Significant Accounting Policies (Continued)

aa)	Statutory reserves

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

The Group has not appropriated any amount to statutory reserves for the years ended December 31, 2023, 2024 and 2025, because the Company’s subsidiary, VIE and subsidiaries of VIE were in the position of accumulated deficit as of December 31, 2024 and 2025.

bb)	Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments and fair value changes of amounts due to related party due to own credit risk.

cc)	Segment reporting

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

dd)	Concentration and risk

Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of December 31, 2024 and 2025, the Group’s cash and cash equivalents, and restricted cash denominated in RMB were RMB53.2 million and RMB82.7 million, accounting for 43.4% and 48.5% of the Group’s total cash, cash equivalents and restricted cash, respectively.

2. Significant Accounting Policies (Continued)

dd)	Concentration and risk (Continued)

Credit risk and concentration risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2024 and 2025, the Group’s cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions. Accounts receivable is typically unsecured and is generally derived from revenue earned from the Company’s insurance transaction services business.

Concentration of customers and suppliers

There was nil, nil and nil customer which individually accounted for 10% or more of the Group’s total operating revenue or accounts receivable for the years ended December 31, 2023, 2024 and 2025.

There was nil, nil and nil supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the years ended December 31, 2023, 2024 and 2025.

ee)	Recently issued accounting pronouncements

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

Recently adopted accounting pronouncements

In December 2023, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update(“ASU”) No. 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The Group adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 11(a) for the inclusion of new disclosures required.

Other accounting standards adopted by the Group effective January 1, 2025 did not have a significant impact on its consolidated financial statements.

2. Significant Accounting Policies (Continued)

ee)	Recently issued accounting pronouncements (Continued)

Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220)—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. ASU 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This guidance should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Group is currently evaluating the potential impact this standard will have on its related disclosures to the consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides a practical expedient that permits an entity to assume that current economic conditions as of the balance sheet date do not change for the remaining life of the asset. Further, the ASU allows an entity, other than a public business entity, that elects the practical expedient to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for the Company for annual periods beginning after December 15, 2025. The ASU is applied prospectively and early adoption is permitted.The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

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

Supplemental schedule about Reverse Recapitalization

For the year ended December 31,
2023
RMB
Cash held by Prime Impact and cash related to Prime Impact trust account	360,745
Less redemptions	(331,574)
Cash related to trust account, net of redemptions	29,171
Cash consideration for the subscription of shares by the Sponsor	14,787
Cash available for payment of costs	43,958
Less cash paid associated with transaction costs allocated to Reverse Recapitalization	(33,031)
Less cash paid on behalf of the Company for professional expenses	(2,318)
Proceeds from PIPE financing – Prime Impact Cayman LLC	8,609
Proceeds from PIPE financing – World Dynamic Limited	93,436
Proceeds from PIPE financing – Goldrock Holdings Limited	35,863
Total contributions from PIPE financing	137,908
Less cash payment associated with transaction costs allocated to PIPE	(4,953)
Net contributions from Reverse Recapitalization and PIPE financing	132,955

4. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	December 31, 2024	December 31, 2025
	RMB	RMB
Accounts receivable, gross	987,913	1,149,968
Less: allowance for current expected credit losses	(5,434)	(4,216)
Accounts receivable, net	982,479	1,145,752

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	December 31, 2024	December 31, 2025
	RMB	RMB
Balance at the beginning of the year	(2,230)	(5,434)
Additions/(reversal)	(3,204)	1,218
Write-offs	-	-
Balance at the end of the year	(5,434)	(4,216)

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2024	December 31, 2025
	RMB	RMB
Deductible Value Added Tax (“VAT”)	22,382	23,135
Staff advances (i)	-	15,849
Service fees (ii)	17,239	14,781
Rental and other deposits	2,946	2,580
Others	2,869	3,714
Balance at the end of the year	45,436	60,059

(i)	Staff advances mainly consist of business expenses advanced to employees.
(ii)	Service fees mainly consist of prepayment of cloud server hosting fees, directors and officers’ insurance fees and others.

6. Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2024	December 31, 2025
	RMB	RMB
Leasehold improvement	3,735	3,740
Furniture and office equipment	1,311	1,104
Electronic equipment and others	4,476	3,870
Total property, equipment and leasehold improvement	9,522	8,714
Less: accumulated depreciation	(8,154)	(7,883)
Property, equipment and leasehold improvement, net	1,368	831

Depreciation expenses were RMB1.0 million, RMB1.1 million and RMB0.5 million for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment charge was recognized for any of the years presented.

7. Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	December 31, 2024
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
		RMB	RMB	RMB

Finite-lived intangible assets:
Software	3 years	916	(916)	-
Licenses	10 years	21,000	(15,050)	5,950
Agency agreements	2 years	18,000	(18,000)	-
Channel relationship	2 years	19,000	(19,000)	-
		58,916	(52,966)	5,950

	December 31, 2025
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
		RMB	RMB	RMB

Finite-lived intangible assets:
Software	3 years	916	(916)	-
Licenses	10 years	21,000	(17,150)	3,850
Agency agreements	2 years	18,000	(18,000)	-
Channel relationship	2 years	19,000	(19,000)	-
		58,916	(55,066)	3,850

Amortization expense for the years ended December 31, 2023, 2024 and 2025 were RMB2.1 million, RMB2.1 million and RMB2.1 million respectively.

The estimated amortization expenses for each of the following five years are as follows:

December 31, 2025
RMB
2026	2,100
2027	1,750
2028	-
2029	-
2030	-
Total	3,850

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

The gross amount of goodwill and accumulated impairment losses as of December 31, 2024 and 2025 are as follows:

	December 31, 2024	December 31, 2025
	RMB	RMB
Gross	84,609	84,609
Accumulated impairment loss	-	-
Goodwill, net	84,609	84,609

The Group performed the annual impairment analysis as of the balance sheet date. No impairment loss was recognized in goodwill for the years ended December 31, 2023, 2024 and 2025.

9. Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2024 and 2025, there was no leases that have not yet commenced.

The following represents the aggregate right-of-use assets and related lease liabilities as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Operating lease right-of-use assets	5,653	6,453
Short-term operating lease liabilities	(3,037)	(4,727)
Long-term operating lease liabilities	(2,137)	(801)
Total operating leased liabilities	(5,174)	(5,528)

The weighted average lease term and weighted average discount rate as of December 31, 2024 and 2025 were as follows:

	December 31, 2024	December 31, 2025
	RMB	RMB
Weighted average lease term:
Operating leases	1.96	1.34
Weighted average discount rate:
Operating leases	3.43%	2.96%

The components of lease expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	8,880	5,599	5,807
Cost of other leases with period less than one year	1,194	3,340	1,614
Total	10,074	8,939	7,421

Supplemental cash flow information related to leases for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	8,984	5,138	6,052
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations	5,602	6,843	7,047
Right-of-use assets released due to termination of lease contracts	(1,666)	(6,179)	(648)

9. Leases (Continued)

Maturities of lease liabilities at December 31, 2025:

December 31, 2025
RMB
2026	4,618
2027	1,017
Total remaining undiscounted lease payments	5,635
Less: interest	(107)
Total present value of operating lease liabilities	5,528
Less: short-term operating lease liabilities	(4,727)
Long-term operating lease liabilities	801

10. Short-term and long-term borrowings

The following table summarizes the Group’s outstanding short-term and long-term borrowings as of December 31, 2024 and 2025, respectively:

	December 31, 2024	December 31, 2025
	RMB	RMB
Short-term bank borrowing	30,000	80,500
Long-term bank borrowing	-	9,800
Bank borrowings	30,000	90,300

(1)	Bank borrowings

	Principal		Interest rate	December 31,
	Maturity date	Amount	Per annum	2024	2025
Industrial Bank (i)	May 30, 2025	5,000	3.10%	5,000	-
Bank of Beijing (ii)	June 6, 2025	10,000	3.35%	10,000	-
Bank of Beijing (ii)	December 26, 2025	10,000	2.80%	10,000	-
China Minsheng Bank (iii)	December 11, 2025	5,000	2.80%	5,000	-
China Minsheng Bank (iii)	January 14, 2026	9,900	2.80%	-	9,900
China Minsheng Bank (iii)	November 3,2026	9,900	2.50%	-	9,900
Bank of Beijing (iv)	June 5, 2026	10,000	2.80%	-	10,000
Bank of Beijing (iv)	June 19, 2026	10,000	2.80%	-	10,000
Industrial Bank (v)	May 29, 2026	5,000	2.80%	-	5,000
Industrial and Commercial Bank of China (vi)	June 26, 2026	5,000	2.35%	-	5,000
Industrial and Commercial Bank of China (vi)	June 26, 2026	5,000	2.35%	-	5,000
Industrial and Commercial Bank of China (vii)	June 26, 2026	5,000	2.35%	-	5,000
Bank of China (viii)	June 30, 2026	10,000	2.15%	-	10,000
Bank of Shanghai (ix)	September 8, 2026	5,000	2.40%	-	5,000
Bank of Shanghai (x)	August 28, 2026	5,000	2.40%	-	5,000
China CITIC Bank (xi)	December 30, 2026	700	2.80%	-	700
Bank of Beijing (xii)	May 8, 2027	4,800	2.60%	-	4,800
Bank of Beijing (xii)	May 8, 2027	5,000	2.60%		5,000
Total Bank borrowings				30,000	90,300

(i)	On May 22, 2024, the Group entered into an RMB10.0 million credit facility with the Industrial Bank Co., Ltd. (“Industrial Bank”) that expired on May 21, 2025 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, the Group drew down RMB5.0 million on May 31, 2024. The loans of RMB 5.0 million has been repaid on May 30, 2025.

10. Short-term and long-term borrowings (Continued)

(ii)	On June 20, 2024, Baodafang entered into an RMB50.0 million (updated to RMB20.0 million on December 25, 2024) credit facility with the Bank of Beijing that will expire on June 19, 2026 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, on June 20, 2024, Baodafang entered into a supply chain financing agreement with the Bank of Beijing, whereby the Bank of Beijing would settle Baodafang’s accounts payable by providing RMB10.0 million to Baodafang’s supplier, Beijing Cheche, after Beijing Cheche factored its corresponding accounts receivable due from Baodafang to the Bank of Beijing through a non-recourse factoring agreement. The interest and the principal has been repaid upon maturity on June 6, 2025. In addition, under this credit facility, the Group drew down RMB10.0 million on December 27, 2024. The loans of RMB10.0 million were repaid on June 17, 2025. There are no financial covenants for the credit facility.

(iii)	On November 6, 2024, the Group entered into an RMB30.0 million credit facility with the China Minsheng Bank that expired on November 5, 2025 to support its operations, which was jointly guaranteed by Cheche Insurance and Baodafang. Under this credit facility, the Group drew down RMB5.0 million on December 11, 2024.The loans of RMB 5.0 million has been repaid on October 31, 2025. In addition, under this credit facility, the Group drew down RMB9.9 million on January 14, 2025 and RMB9.9 million on November 3, 2025,respectiely. There are no financial covenants for the credit facility.

(iv)	On June 20, 2024, Baodafang entered into an RMB50.0 million (updated to RMB20.0 million on December 25, 2024) credit facility with the Bank of Beijing that will expire on June 19, 2026 to support its operations, which was guaranteed by Beijing Cheche. On June 10, 2025, Beijing Cheche entered into non-recourse factoring agreement with the Bank of Beijing, whereby the Bank of Beijing would settle Baodafang’s accounts payable by providing RMB10.0 million to Baodafang’s supplier, Beijing Cheche. The interest was prepaid and the principal will be due upon maturity on June 5, 2026. In addition, under this credit facility, the Group drew down RMB10.0 million on June 19, 2025. There are no financial covenants for the credit facility.

(v)	On May 30, 2025, the Group entered into a loan contract of RMB5.0 million with the Industrial Bank Co., Ltd. (“Industrial Bank”) that will expire on May 29, 2026 to support its operations, which was guaranteed by Cheche Insurance. There are no financial covenants for the loan.

(vi)	On October 14, 2025, the Group entered into a loan contract of RMB10.0 million with the Industrial and Commercial Bank of China that will expire on June 26, 2026 to support its operations, which was guaranteed by Baodafang and Cheche Insurance. There are no financial covenants for the credit facility.

(vii)	On June 27, 2025, the Group entered into a loan contract of RMB5.0 million with the Industrial and Commercial Bank of China that will expire on June 26, 2026 to support its operations, which was guaranteed by Beijing Cheche and Cheche Insurance. There are no financial covenants for the credit facility.

(viii)	On June 30, 2025, the Group entered into an RMB10.0 million credit facility with the Bank of China that will expire on June 28, 2026 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB10.0 million on June 30, 2025. There are no financial covenants for the credit facility.

(ix)	On December 8, 2025, the Group entered into an RMB5.0 million credit facility with the Bank of Shanghai that will expire on August 24, 2026 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, the Group drew down RMB5.0 million on December 8, 2025. There are no financial covenants for the credit facility.

(x)	On November 28, 2025, the Group entered into an RMB5.0 million credit facility with the Bank of Shanghai that will expire on August 26, 2026 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, The Group drew down RMB5.0 million on November 28, 2025. There are no financial covenants for the credit facility.

(xi)	On December 29, 2025, the Group entered into an RMB10.0 million credit facility with the China CITIC Bank that will expire on December 20, 2026 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, The Group drew down RMB0.7 million on December 31, 2025. There are no financial covenants for the credit facility.

(xii)	On May 8, 2025, the Group entered into an RMB20.0 million credit facility with the Bank of Beijing that will expire on May 8, 2027 to support its operations, which was guaranteed by the deposit pledge of USD 3.0 million. Under this credit facility, the Group drew down RMB5.0 million on June 3, 2025, of which RMB0.2 million in principal was repaid on December 3, 2025. In addition, the Group drew down another RMB5.0 million on October 22, 2025. There are no financial covenants for the credit facility.

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

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Beijing Cheche and Baodafang, which Beijing Cheche was entitled a preferential tax rate of 15% from 2022 to 2024 and from 2025 to 2027 for its High and New Technology Enterprise (“HNTE”) status, and Baodafang was entitled a preferential tax rate of 15% from 2023 to 2025 for its HNTE status, subject to annual evaluation and a requirement that they re-apply for HNTE status every three years.

11. Taxation (Continued)

a) Income taxes (Continued)

The components of loss before income taxes are as follows (in thousands):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loss before income tax expense
Loss from PRC operations	(149,818)	(45,582)	(9,700)
Loss from non-PRC operations	(10,135)	(15,945)	(8,495)
Total Loss before income tax expense	(159,953)	(61,527)	(18,195)

	For the years ended December 31,
	2023	2024
	RMB	RMB
Income tax benefit applicable to PRC operations
Deferred income tax benefit	525	525
Subtotal income tax benefit applicable to PRC operations	525	525
Non-PRC withholding tax expense	(162)	(234)
Total income tax benefit	363	291

For the year ended December 31,
2025
RMB
Current income tax expense
PRC	-
Non-PRC	(119)
Total current income tax expense	(119)
Deferred income tax benefit
PRC	525
Non-PRC	-
Total deferred income tax benefit	525

Total income tax benefit	406

The reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the years ended December 31,
	2023	2024
	RMB	RMB
Loss before income tax	(159,953)	(61,527)
Tax benefit at EIT tax rate of 25%*	(39,989)	(15,382)
Effect of different tax rates applicable to different subsidiaries of the Group	18,589	6,579
Effect of changes in tax rates	8,158	-
Expired operating loss	14,966	31,294
Permanent differences	13,722	1,604
Changes in deferred tax assets valuation allowance	(15,809)	(24,386)
Income tax benefit	(363)	(291)

*	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC for the years ended December 31, 2023, 2024 and 2025.

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Significant Accounting Policies, the reconciliation of taxes at the PRC statutory rate to our provision for (benefit from) income taxes for the year ended December 31, 2025 was as follows:

	For the year ended December 31,
	2025
	RMB	％
Loss before income tax	(18,195)	100.0%
PRC statutory income tax rate	25%	25%
Computed income tax benefit with PRC statutory income tax rate	(4,548)	25%
Domestic tax effects
Preferential tax rate	(1,123)	6.2%
Additional deduction of qualified R&D expenditures	(4,956)	27.2%
Non-deductible accrued share-based compensation	3,759	-20.7%
Non-deductible interest expenses	672	-3.7%
Non-deductible entertainment expense	458	-2.5%
Changes in valuation allowance	1,707	-9.4%
Expired operating loss	1,134	-6.2%
Other	240	-1.3%
Foreign tax effects
Hong Kong
-Statutory tax rate difference between Hong Kong and PRC	(257)	1.4%
Cayman
-Statutory tax rate difference between Cayman and PRC	2,508	-13.8%
Effective tax rate	(406)	2.2%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Significant Accounting Policies, cash paid for income taxes (excluding withholding tax), during the year ended December 31, 2025 was as follows:

For the year ended December 31,
2025
RMB
PRC	-
Non-PRC	-
Total	-

11. Taxation (Continued)

b) Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 2024 and 2025:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB
Deferred tax assets：
Net accumulated losses carry forwards	98,161	103,182
Accrued payroll and other expenses	10,966	13,017
Advertising expenses in excess of deduction limit	6,386	812
Fair value changes of amounts due to related party	4,350	5,019
Accrued expenses	427	427
Deferred revenue	358	358
Others	2,390	1,930
Deferred tax assets	123,038	124,745
Less: valuation allowance	(123,038)	(124,745)
Deferred tax assets, net	-	-
Deferred tax liabilities：
Identifiable intangible assets arising from acquisition of Cheche Insurance (Note 8)	(1,488)	(963)
Deferred tax liabilities	(1,488)	(963)

According to PRC tax regulations, the PRC enterprise’s net operating loss can be generally carried forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future.

Total net operating losses carryforwards of the Group’s subsidiaries in PRC is RMB538.24 million as of December 31, 2025. As of December 31, 2025, the net operating loss carryforwards from PRC will expire in calendar years 2026 through 2035, if not utilized.

The Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets of certain entities of the Group is more likely than not to be realized. Consequently, the Group has provided full valuation allowances on the related deferred tax assets. The following table sets forth the movement of valuation allowance for the years presented:

	December 31, 2023	December 31, 2024	December 31, 2025
	RMB	RMB	RMB
Balance at the beginning of the year	(163,233)	(147,424)	(123,038)
(Additions)/Reversals	15,809	24,386	(1,707)
Balance at end of the year	(147,424)	(123,038)	(124,745)

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

11. Taxation (Continued)

c) Withholding income tax (Continued)

To the extent that subsidiaries, VIE and subsidiaries of VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2024 and 2025, the Company did not record any such withholding tax of its subsidiaries, VIE and subsidiaries of VIE in the PRC as they are still in accumulated deficit position.

12. Tax payable

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of tax payable as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
VAT payables	11,355	22,177
Individual income tax payables	552	440
Construction tax payables	40	15
Educational development payables	29	11
Others	35	14
Total	12,011	22,657

13. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	RMB	RMB
Professional service fees	8,562	12,022
Refund liabilities	7,792	5,801
Payables to third-party financial institutions (i)	5,000	-
Accrued expenses	1,586	549
Others	2,308	834
Total	25,248	19,206

(i)	On November 13, 2024, the Group entered into a factoring agreement with a third-party financial institution, whereby the financial institution lent RMB5.0 million after the Group factored its accounts receivable to the financial institution. The interest is payable on a monthly basis and the principal is due upon maturity on April 13, 2025. The Group’s consolidated statements of cash flows has reflected a financing cash inflow related to this affected payables balance in “Cash receipt of the debt proceeds”. On April 10, 2025, the Group has entered into a supplemental agreement to extend the maturity of the principal balance of RMB5.0 million to August 30, 2025. As of December 31, 2025, the Group had repaid all principal and interest in full.

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

14. Preferred shares (Continued)

The Group’s preferred shares activities for the years ended December 31, 2023, 2024, respectively, are summarized below:

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

Key revenues streams are as below:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Insurance transaction services income	3,275,182	3,447,354	2,989,775
SaaS and technical service income	25,051	20,773	14,118
Others	1,185	5,012	5,952
Total	3,301,418	3,473,139	3,009,845

Substantially all revenues are derived in China where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China and therefore the Company manages assets on a consolidated basis as reported on the consolidated balance sheet. Therefore, no geographical segments are presented.

16. Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of cost of referral partners, service fee paid to third-party payment platforms, salary and welfare benefits, tax and surcharges and others, amortization and depreciation expenses, and cloud service fees. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred. The following table presents the Group’s cost of revenues for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of referral partners	3,017,871	3,199,118	2,747,988
Service fee paid to third-party payment platforms	129,453	101,748	89,110
Salary and welfare benefits	7,790	6,828	3,720
Tax and surcharges and others	2,454	3,106	5,750
Amortization and depreciation	2,100	2,100	2,100
Cloud service fees	1,525	1,477	819
Total	3,161,193	3,314,377	2,849,487

17. Employee benefits

The Company’s subsidiaries, VIE and subsidiaries of VIE incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Contributions to medical and pension schemes	21,095	18,426	17,320
Other employee benefits	6,726	6,086	5,696
Total	27,821	24,512	23,016

18. Share-based compensation

(a)	Description of stock option plan

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

The Group uses binomial option pricing model and adopted fair value per share of ordinary share to determine fair value of the share-based awards. The estimated fair value of each option or each restricted share granted is estimated on the date of grant using the binomial option-pricing model or fair value per share of ordinary share with the following assumptions:

	For the years ended December 31,
Options	2023	2024	2025
Fair value per share (US$)	6.33-6.37	0.79~0.80	0.68~1.04
Discount rate (after tax)	Not applicable	Not applicable	Not applicable
Risk-free interest rate	3.88%	4.58%	4.11%~4.24%
Expected volatility	64.2%	65.7%	59.65%~73.81%
Contractual term (in years)	10	10	10

18. Share-based compensation (Continued)

(b)	Valuation assumptions (Continued)

For the years ended December 31,
Restricted shares	2023(prior to the Business Combination)	2024	2025
Fair value per share (US$)	4.90-5.45	Not applicable	Not applicable
Discount rate (after tax)	15.0%-16.0%	Not applicable	Not applicable
Discount for lack of marketability (“DLOM”)	5%-10%	Not applicable	Not applicable

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

(c)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the years ended December 31, 2023, 2024 and 2025.

	Number of Options Outstanding*			Weighted Average exercise	Weighted average remaining contractual	Aggregated
	Employees	Consultant	Total	price	life	intrinsic value
	(in thousands)	(in thousands)	(in thousands)	US$	(in years)	RMB in thousands

Outstanding at January 1, 2023	7,618	331	7,949	1.7905	4.67	65,572
Replacement	(7,545)	(331)	(7,876)	1.3119	-	-
Granted	528	-	528	0.1000	-	-
Forfeited	(28)	-	(28)	8.1954	-	-
Outstanding at December 31, 2023	573	-	573	0.6675	9.73	23,775
Exercisable as of December 31, 2023	295	-	295	1.1978	9.48	11,367

Outstanding at January 1, 2024	573	-	573	0.6675	9.73	23,775
Replacement	(22)	-	(22)	7.3437	-	-
Granted	899	-	899	0.1000	-	-
Exercised	(1)		(1)	0.1000	-	-
Forfeited	(47)	-	(47)	0.9706	-	-
Outstanding at December 31, 2024	1,402	-	1,402	0.1785	9.32	7,990
Exercisable as of December 31, 2024	733	-	733	0.2498	9.27	4,147

Outstanding at January 1, 2025	1,402	-	1,402	0.1785	9.32	7,990
Granted	323	431	754	0.0486	-	-
Exercised	(148)	-	(148)	0.1000	-
Forfeited	(24)	-	(24)	0.1000	-	-
Outstanding at December 31, 2025	1,553	431	1,984	0.1358	8.81	10,332
Exercisable as of December 31, 2025	1,076	431	1,507	0.1471	8.86	7,894

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The weighted average grant date fair value of options granted for the years ended December 31, 2023, 2024 and 2025 were RMB42.1761 (US$5.9404), RMB15.1110 (US$2.0702) and RMB17.6163 (US$2.5191) per option, respectively.

18. Share-based compensation (Continued)

(d)	Restricted shares activities

The following table sets forth the summary of restricted share activities for the years ended December 31, 2023, 2024 and 2025:

	Number of Restricted Shares Granted*	Weighted-Average Grant Date Fair Value
	(in thousands)	(US$)
Unvested as of January 1, 2023	786	4.8435
Replacement	7,876	4.9821
Awarded	703	6.4017
Vested	(8,938)	5.0743
Forfeited	(97)	5.5168
Outstanding at December 31, 2023	330	5.0233
Unvested as of January 1, 2024	330	5.0233
Replacement	22	4.2700
Awarded	1,589	1.6553
Vested	(1,757)	1.9938
Forfeited	(77)	4.9078
Outstanding at December 31, 2024	107	4.6904
Unvested as of January 1, 2025	107	4.6904
Awarded	1,835	0.9875
Vested	(1,191)	1.3719
Forfeited	(731)	0.8407
Outstanding at December 31, 2025	20	3.3155

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

On March 31, 2026, the Group granted 99,000 options to its employees under the 2023 Incentive Plan. The options are granted with an exercise price determined by the Board of Directors, and with terms that immediately vested upon grant.

19. Net loss per share

For the years ended December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including preferred shares before the QIPO, restricted shares and share options granted. As the Group incurred losses for the years ended December 31, 2023, 2024 and 2025, these potential preferred shares, restricted shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
Numerator:
Net loss	(159,590)	(61,236)	(17,789)
Less: accretions to preferred shares redemption value	(762,169)	-	-
Net loss attributable to Cheche’s ordinary shareholders	(921,759)	(61,236)	(17,789)
Denominator:
Weighted average number of ordinary shares outstanding, basic	45,415,205	78,043,661	82,581,013
Weighted average number of ordinary shares outstanding, diluted*	45,415,205	78,043,661	82,581,013
Basic net loss per share attributable to Cheche’s ordinary shareholders	(20.30)	(0.78)	(0.22)
Diluted net loss per share attributable to Cheche’s ordinary shareholders	(20.30)	(0.78)	(0.22)

*	For the years ended December 31, 2023, 2024 and 2025, the Company had potential ordinary shares, including preferred shares, restricted shares and share options. On a weighted average basis,24,777,946, nil and nil preferred shares; 523,097, 188,752, and 15,141 restricted shares; and 822,952, 944,109 and 1,546,483 share options were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the years ended December 31, 2023, 2024 and 2025, respectively.

20. Commitments and Contingencies

(a)	Commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through December 31, 2025. As of December 31, 2024 and 2025, future minimum lease of RMB1.0 million and RMB0.5 million under non-cancelable operating lease agreements were all due within one year.

(b)	Litigation

As of December 31, 2024 and 2025, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

21. Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity name	Relationship with the Group
Fanhua Group	Shareholder of the Company

(a)	The related party transactions entered into during the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
Significant transactions with related party	2023	2024	2025
	RMB	RMB	RMB
Repayment of borrowings from related party
Fanhua Group (i)	(12,610)	(10,000)	-

(b)	The outstanding balance due to related parties as of December 31, 2024 and 2025 were as follows:

	As of December 31,
Balances with related party	2024	2025
	RMB	RMB
Amounts due to related party
Fanhua Group	45,811	50,626

(i)	Corporate borrowings from Fanhua Group

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

As of December 31, 2025, the balance of the Corporate borrowings from Fanhua Group was RMB50.6 million, and the remaining balance of the Corporate borrowings from Fanhua Group will be mature on October 26, 2026, which caused the presentation of the borrowing reclassified from non-current liabilities to current liabilities.

The Group elected fair value option to account for the Convertible Loan and the Corporate borrowings from Fanhua Group, and recognized loss/(gain) under “Changes in fair value of amounts due to related party” and “Fair value changes of amounts due to related party due to own credit risk” in the consolidated statements of operations and comprehensive loss of RMB7.5 million, RMB0.8 million and RMB4.5 million and RMB0.4 million, negative RMB0.2 million and RMB0.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

	As of December 31,
	2023	2024	2025
Discount rate	11.87%	9.92%	9.20%

The movement of Corporate borrowings from Fanhua Group is as follows:

Corporate Borrowings
RMB
Balance as of January 1, 2023	59,932
Change in fair value	7,524
Change in other comprehensive income	405
Repayment of amounts due to related party	(12,610)
Balance as of December 31, 2023	55,251
Balance as of January 1, 2024	55,251
Change in fair value	757
Change in other comprehensive income	(197)
Repayment of amounts due to related party	(10,000)
Balance as of December 31, 2024	45,811
Balance as of January 1, 2025	45,811
Change in fair value	4,461
Change in other comprehensive income	354
Balance as of December 31, 2025	50,626

22. Fair Value Measurement

Assets and liabilities measured at fair value on a nonrecurring basis

As of December 31, 2024 and 2025, the Company had no financial assets or financial liabilities that are measured at fair value on non-recurring basis. The Company measured its non-financial assets, such as its property, equipment and leasehold improvements, intangible assets, goodwill on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured wealth management products, the Corporate borrowings from Fanhua Group and warrant at fair value on a recurring basis. As the Company’s Corporate borrowings from Fanhua Group and warrant are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of the Corporate borrowings from Fanhua Group and warrant. This instrument is categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2023, 2024 and 2025.

The following table summarizes the Company’s financial assets and financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2024 and 2025:

	As of December 31, 2024
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments – wealth management products	-	3,000	-	3,000

Liabilities:
Warrant	3,032	-	-	3,032
Corporate borrowings from Fanhua Group	-	-	45,811	45,811

	As of December 31, 2025
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	1,512	-	-	1,512
Corporate borrowings from Fanhua Group	-	-	50,626	50,626

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

23. Subsequent Events

The Group evaluates all events and transactions that occur after December 31, 2025 and up through April 27, 2026, which is the date the audited consolidated financial statements are available to be issued, and concluded that other than the event disclosed, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

24. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIE and subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans, or advances, which restricted portion amounted to RMB500.6 million as of December 31, 2025. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans, or advances from the PRC subsidiaries, VIE and subsidiaries of VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and subsidiaries of VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE and subsidiaries of VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to the Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial information for the parent company (Note 25) for the years ended December 31, 2023, 2024 and 2025. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries, VIE and subsidiaries of VIE under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries, VIE, and subsidiaries of VIE” and the loss of the subsidiaries, VIE and subsidiaries of VIE is included in “Equity in loss of subsidiaries, VIE and subsidiaries of VIE” in the condensed statements of operations and comprehensive loss.

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

The Parent Company did not have significant capital and other commitments or guarantees as of December 31, 2024 and 2025.

Condensed statements of operations and comprehensive loss:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating expenses:
General and administrative expenses	(14,272)	(24,307)	(15,488)
Total operating expense	(14,272)	(24,307)	(15,488)
Other expense
Interest income from VIE	1,790	2,107	1,815
Share of loss of subsidiaries, VIE and subsidiaries of VIE	(149,974)	(45,658)	(7,640)
Others, net	3,024	6,856	3,640
Loss before income tax	(159,432)	(61,002)	(17,673)
Income tax expense	(158)	(234)	(116)
Net loss	(159,590)	(61,236)	(17,789)
Accretions to preferred shares redemption value	(762,169)	-	-
Net loss attributable to Cheche’s ordinary shareholders	(921,759)	(61,236)	(17,789)
Net loss	(159,590)	(61,236)	(17,789)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	1,621	4,739	(6,892)
Fair value changes of amounts due to related party due to own credit risk	(405)	197	(354)
Total comprehensive loss	(158,374)	(56,300)	(25,035)
Accretions to preferred shares redemption value	(762,169)	-	-
Total comprehensive loss to Cheche’s ordinary shareholders	(920,543)	(56,300)	(25,035)

25. Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed balance sheets:

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB
Current assets:
Cash and cash equivalents	58,898	55,394
Short-term investments	32,423	-
Amount due from the subsidiaries of the Group	879	860
Prepayments and other current assets	4,642	2,912
Total current assets	96,842	59,166
Non-current assets:
Other non-current assets	4,305	2,477
Amounts due from the subsidiaries of the Group	650,302	659,720
Total non-current assets	654,607	662,197
TOTAL ASSETS	751,449	721,363
Current liabilities:
Accrued expenses and other current liabilities	6,468	4,211
Deficit in subsidiaries, VIE and subsidiaries of VIE	383,182	357,519
Amounts due to the subsidiaries of the Group	3,016	2,949
Total current liabilities	392,666	364,679
Non-current liabilities:
Warrant	3,032	1,512
Total non-current liabilities	3,032	1,512
Total liabilities	395,698	366,191
Shareholders’ equity:
Ordinary shares *	6	6
Treasury stock*	(1,025)	(1,025)
Additional paid-in capital*	2,525,741	2,550,197
Accumulated deficit	(2,175,057)	(2,192,846)
Accumulated other comprehensive income/(loss)	6,086	(1,160)
Total shareholders’ equity	355,751	355,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	751,449	721,363

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

25. Additional Information — Condensed Financial Statements of the Parent Company (Continued)

Condensed statements of cash flows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net cash used in operating activities	(20,885)	(26,291)	(33,597)
Cash flows from investing activities
Cash paid for investments in subsidiaries, VIE and subsidiaries of VIE	-	-	-
Placement of short-term investments	-	(161,739)	(17,572)
Cash received from maturities of short-term investments	-	129,392	49,202
Net cash (used in)/generated from investing activities	-	(32,347)	31,630
Cash flows from financing activities
Proceeds from PIPE financing – Prime Impact Cayman LLC	8,609	-	-
Proceeds from PIPE financing – World Dynamic Limited	93,436	-	-
Proceeds from PIPE financing – Goldrock Holdings Limited	35,863	-	-
Proceeds from exercise of share-based awards	-	-	104
Cash payment for settling a dispute with a security holder	-	(3,055)	-
Net cash generated from/(used in) financing activities	137,908	(3,055)	104
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,002	1,558	(1,641)
Net increase/(decrease) in cash and cash equivalents and restricted cash	118,025	(60,135)	(3,504)
Cash and cash equivalents at beginning of the year	1,008	119,033	58,898
Cash and cash equivalents and restricted cash at end of the year	119,033	58,898	55,394

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

